Document de Référence

Annual Report 2008

Table of contents

01	PART 1 - CERTAIN PRELIMINARY INFORMATION ABOUT THIS ANNUAL REPORT
1	1.1 Presentation of Information
1	1.2 Exchange Rate Information
2	1.3 Cautionary Statements concerning the use of non-GAAP measures and forward-looking statements
03	PART II - THE AXA GROUP: OUR GLOBAL BUSINESS OPERATIONS, RECENT FINANCIAL PERFORMANCE AND FINANCIAL CONDITION
4	2.1 Selected Consolidated Financial Data
9	2.2 Information on the Company
47	2.3 Activity Report
111	2.4 Liquidity and Capital resources
117	PART III - CORPORATE GOVERNANCE, EXECUTIVE COMPENSATION, MAJOR SHAREHOLDERS AND RELATED MATTERS
118	3.1 Directors, Senior Management and Employees
141	3.2 Full disclosure on executive compensation and share ownership
179	3.3 Description of the Company's share repurchase program
181	3.4 Major Shareholders and Related Party Transactions
188	3.5 The Offer and Listing
191	PART IV - RISK FACTORS, CERTAIN DISCLOSURES ABOUT MARKET RISK AND RELATED MATTERS
192	4.1 Risk Factors
206	4.2 Quantitative and Qualitative Disclosures About Market Risk and Risk
factors
228	4.3 Certain Financial Information
229	PART V - CONSOLIDATED FINANCIAL STATEMENTS
415	PART VI - CERTAIN ADDITIONAL INFORMATION
431	APPENDICES

Pursuant to article 212-13 of the AMF General Regulations, this Annual Report has been filed with the AMF on March 26, 2009 and may, as a consequence, be used in connection with a financial transaction provided it is accompanied by a prospectus registered with the AMF.

This is a free translation into English of the French Annual Report filed with the Autorité des marchés financiers
(AMF) and which is provided solely for the convenience of English readers.

PART I

CERTAIN PRELIMINARY INFORMATION
ABOUT THIS ANNUAL REPORT

This Annual Report serves as AXA's Document de Reference within the meaning of article 212-13 of the Autorite des marches financiers (AMF) General Regulations.

It was filed with the AMF on March 26, 2009 and may, as a consequence, be used in connection with a financing transaction provided it is accompanied by a prospectus registered with the AMF.

This Annual Report also includes (i) all the components of the Annual Financial Report (Rapport Financier Annuel) referred to in paragraph I of article L.451-1-2 of the French Monetary and Financial Code as well as in article 222-3 of the AMF General
Regulations (please see the table on page 552 of this Annual Report which indicates the relevant sections of this Document de
Reference corresponding to the components required under the terms of article 222-3 of the AMF General Regulations), (ii) all the compulsory matters required to be covered in the Management Board's Report to the Shareholders' Meeting to be held on
April 30, 2009, established pursuant to the articles L.225-100 and L.225-100-2 of the French Commercial Code (the relevant sections of this Document de Reference corresponding to these compulsory matters have been approved by the Management
Board and are presented in the table found on page 549 of this Annual Report) and (iii) all information required under article
R.225-83 of the French Commercial Code.

1.1 PRESENTATION OF INFORMATION

In this Annual Report (referred to herein as the "annual report" or "Annual Report") unless provided otherwise, the "Company", "AXA"
or "AXA SA" refers to AXA, a Societe Anonyme organized under the laws of France which is the publicly traded parent company of the AXA Group, and "AXA Group", the "Group" or "we" refers to the Company together with its direct and indirect subsidiaries.
The Company's ordinary shares are referred to in this annual report as "shares", "ordinary shares", or "AXA ordinary shares". The principal trading market for the Company's ordinary shares is the Compartment A of Euronext Paris, which we refer to in this annual report as "Euronext Paris". The Company's American Depositary Shares and American Depositary Receipts are referred to in this annual report as "ADSs" and "ADRs", respectively. The ADSs and ADRs are listed on the New York Stock Exchange
(referred to in this annual report as "NYSE"). Each ADR evidences one ADS which, in turn, represents one AXA ordinary share.

This annual report includes AXA's consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.
AXA's consolidated financial statements, including the notes thereto, are included in Part V "Consolidated Financial Statements"
of this Annual Report and have been prepared in accordance with International Financial Reporting Standards (referred to in this
Annual Report as "IFRS") and interpretations from the International Financial Reporting Interpretations Committee (referred to in this Annual Report as "IFRIC") that were definitive and effective as at December 31, 2008, as adopted by the European Union prior to the balance sheet date. The Group does not, however, use the "carve out" option to avoid applying all the hedge accounting principles required by IAS 39. As a consequence, the consolidated financial statements also comply with IFRS as issued by the
International Accounting Standards Board ("IASB").

Various amounts in this document are shown in million for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.

1.2 EXCHANGE RATE INFORMATION

The Company publishes its consolidated financial statements in Euro ("Euro", "euro" or "€"). Unless noted otherwise, all amounts in this annual report are expressed in Euro. The currency of the United States will be referred to as "U.S. dollars" or "USD" or
"U.S.$" or "$". For historical exchange rate information, please refer to Part II "The AXA Group: Our global business operations, recent financial performance and financial condition", Section 2.1 "Exchange Rate Information" of this Annual Report. For a discussion of the impact of foreign currency fluctuations on AXA's financial condition and results of operations, please see Part II
"The AXA Group: Our global business operations, recent financial performance and financial condition", Section 2.3 "Activity
Report" of this Annual Report.

1.3 CAUTIONARY STATEMENTS CONCERNING THE USE OF NON-GAAP
MEASURES AND FORWARD-LOOKING STATEMENT

This Annual Report includes certain terms that are used by AXA management in analyzing its business operations and, therefore, may not be comparable with terms used by other companies. These terms are defined in the glossary provided at the end of Section 2.3 in Part II "The AXA Group: Our global business operations, recent financial performance and financial condition", of this Annual Report.

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of, or indicate, future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future weather-related catastrophic events or terrorist related incidents. Please refer to Part IV "Risk factors, certain disclosures about market risks and related matters" of this Annual Report for a description of certain important factors, risks and uncertainties that may affect AXAs business and/or results of operations. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

2              2008 ANNUAL REPORT

PART II

THE AXA GROUP: OUR GLOBAL
BUSINESS OPERATIONS,
RECENT FINANCIAL PERFORMANCE
AND FINANCIAL CONDITION

2.1 SELECTED CONSOLIDATED FINANCIAL DATA
Exchange Rate Information	6
Information on Euro Noon Buying Rates	7
Dividends	8
2.2 INFORMATION ON THE COMPANY
Introduction	9
History and development	10
Recent developments	12
General information	13
Table of principal subsidiaries with ownership and voting rights percentages	14
Ratings	17
Business overview	18
Segment information	21
Property & Casualty and International Insurance claims reserves	36
Additional factors which may affect AXA's business	40
2.3 ACTIVITY REPORT
Insurance and Asset Management markets	47
Financial market conditions in 2008	52
Operating highlights	54
Events subsequent to December 31, 2008	59
Consolidated operating results	60
Life & Savings Segment	68
Property & Casualty Segment	84
International Insurance Segment	96
Asset Management Segment	99
Banking	102
Holdings and other companies	104
Outlook	107
Glossary	108
2.4 LIQUIDITY AND CAPITAL RESOURCES
Internal sources of liquidity: AXA's subsidiaries	111
Liquidity position and risk management framework	112
Uses of funds	114
Solvency margin	114
Credit Rating	115
Subsequent events after December 31, 2008 impacting AXA's liquidity	116

2.1 SELECTED CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data presented below have been derived from AXA's consolidated financial statements and related notes for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, in accordance with IFRS.

The table of historical data set out below is only a summary. You should read it in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2008, 2007 and 2006 included in Part V -"Consolidated Financial
Statements" of this Annual Report.

AXA's Consolidated Financial Statements were prepared in accordance with IFRS and IFRIC interpretations that were definitive and effective as at December 31, 2008, as adopted by the European Union before the balance sheet date. However, the Group does not use the "carve out" option to avoid applying all the hedge accounting principles required by IAS 39. As a consequence, the consolidated financial statements also comply with IFRS as issued by the International Accounting Standards Board ("IASB").

(in Euro million, except per share data)	2008	2007	2006	2005	2004
INCOME STATEMENT DATA:
In accordance with IFRS:
Total revenues(a)	91,221	93,633	77,966	70,865	66,053
Net investment result excluding financing expenses(a) (b)	(36,068)	25,891	32,555	32,693	27,699
Operating income before tax(a)	406	7,695	7,626	6,163	5,903
Income tax(a)	830	(1,783)	(1,991)	(1,454)	(1,802)
Result from discontinued operations, net of tax(a)	-	480	123	97	166
Net Consolidated Income(a)	1,236	6,391	5,758	4,806	4,266
Net income Group Share(a)	923	5,666	5,085	4,318	3,793
Earnings per share:(c)
-basic(a) (d)	0.44	2.76	2.54	2.16	2.03
-diluted(a) (d)	0.44	2.73	2.49	2.13	1.95
Earnings per share from discontinued operations:
- basic	-	0.23	0.06	0.05	0.09
-diluted	-	0.23	0.06	0.05	0.08
Other data:
Number of outstanding shares	2,089.2	2,060.8	2,092.9	1,871.6	1,908.4
Dividend per share(e)	0.40	1.20	1.06	0.88	0.61

4              2008 ANNUAL REPORT

(in Euro million, except per share data)	2008	2007	2006	2005	2004
BALANCE SHEET DATA:
In accordance with IFRS:
Total assets(a)	673,516	722,927	727,609	575,974	503,678
Shareholders' equity(a)	37,440	45,642	47,225	36,525	31,571
Shareholders' equity per share(a) (c)	18.2	22.5	22.9	19.9	16.8

(a) As described in Notes 1.10, 1.12.2 and 1.13.2 of Part V — Consolidated Financial Statements of this Annual Report, these amounts take into account:
(i) following clarification of IFRIC agenda committee following IASB decision, AXA reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity in 2006 with retrospective application in 2005 and 2004 with impact on net income, (ii) in line with accounting FRS27, the reclassification in the United Kingdom of some with-profits technical reserves to allow for all future terminal bonuses payable to with-profits policyholders within the allocated policyholder reserves, previously held in the unallocated policyholder bonus reserve, without any impact on earnings, and (iii) the restatement of The Netherlands' activities as discontinued businesses.
(b) Includes investment income net of investment management costs, impairment, net realized investment gains and losses and net unrealized investment gains and losses on assets with financial risk borne by the policyholders and on assets designated as at fair value through profit & loss, including assets backing the UK with-profits business.
(c) (i) the calculation of net income per share is based on the weighted average number of outstanding shares for each period presented, and (ii) shareholders'
equity per share is calculated based on the actual number of outstanding shares at each period-end presented. The calculations deduct shares held by AXA and its subsidiaries (i.e. treasury shares) in the calculation of weighted average number of outstanding shares (for net income per share) and outstanding shares (for shareholders' equity per share). The calculation of basic and diluted net income per share for the three years ended December 31,
2008, 2007 and 2006 is presented in Note 26 "Net Income per Ordinary Share" to AXA's consolidated financial statements. Since 2008, the net income per share takes into account interest charges and foreign exchange impacts related to perpetual debts classified in shareholders' equity, with retroactive impact on prior years.
(d) The share capital increase with preferential subscription rights launched by AXA on June 14,2006 to finance part of the acquisition of Winterthur resulted in the issue of 208,265,897 new shares at a price of €19.80 compared to a market price of €24.47. According to IAS 33, share issues carried out at a below-
market price may give rise to an adjustment to the average number of shares during the period and in each period presented. As a consequence, the loss of value suffered by existing shares represents the value of the existing shareholders' theoretical subscription right, and the issue can be regarded as a bonus issue in the amount of the total value of the subscription rights. An adjustment factor (1.019456) equal to the pre-transaction share price divided by the theoretical post-transaction value of the shares is applied to the weighted average number of shares outstanding in each period. (e) An annual dividend is generally paid each year in respect of the prior year after the Shareholders' Meeting (customarily held in April or May) and before
September of that year. Dividends are presented in this table in the year to which they relate and not in the year in which they are declared and paid. A dividend of €0.40 per share will be proposed at AXA's Shareholders' Meeting that will be held on April 30, 2009. The dividend will be payable on May 12,
2009 with an ex-dividend date of May 7, 2009.

2.1 SELECTED CONSOLIDATED FINANCIAL DATA

Exchange Rate Information

The average and closing exchange rates used in the preparation of the consolidated financial statements, to translate into Euro the results of operations of the principal subsidiaries that are not denominated in Euro, are set out in the table below:

	Year-End Exchange Rate			Average Exchange Rate
	2008	2007	2006	2008	2007	2006
	(for €1)	(for €1)	(for €1)	(for €1)	(for €1)	(for €1)
U.S. Dollar	1.40	1.47	1.32	1.47	1.37	1.26
Japanese Yen (x100)	1.27	1.64	1.49	1.62	1.58	1.43
British Pound	0.96	0.73	0.67	0.80	0.68	0.68
Swiss Franc	1.49	1.66	1.61	1.59	1.64	1.57

6              2008 ANNUAL REPORT

2.1 SELECTED CONSOLIDATED FINANCIAL DATA

Information on Euro Noon Buying Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate of one
Euro to U.S. dollars in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New
York, which we refer to in this Annual Report as the "Euro Noon Buying Rate". The Euro Noon Buying Rates presented below are for your convenience and were not used by AXA to prepare AXA's consolidated financial statements included in Part V of this Annual Report.

U.S. dollar per Euro
Calendar period	Average rate(a)
2004	1.2478
2005	1.2400
2006	1.2661
2007	1.3797
2008	1.4695
2009 (through February 28, 2009)	1.2733
(a) The average of the Euro Noon Buying Rates on the last business day of each full month during the relevant period.

U.S. dollar per Euro
Month	High	Low
September 2008	1.4737	1.3939
October 2008	1.4058	1.2446
November 2008	1.3039	1.2525
December 2008	1.4358	1.2634
January 2009	1.3718	1.2804
February 2009	1.3064	1.2547
The Euro Noon Buying Rate on December 31,2008 was €1.00 =$1.3919.

2.1 SELECTED CONSOLIDATED FINANCIAL DATA

Dividends

The Company pays dividends in Euro. Future dividends will depend on AXA's earnings, financial condition and other factors.
Proposals for dividend payments are made at the discretion of the Management Board, subject to prior approval by the Supervisory
Board, and are submitted for final approval to AXA's shareholders at their Annual General Meeting.

AXA determines its dividend policy on the basis of its adjusted earnings minus interest charges on perpetual debt, and, in each of the past several years, has paid aggregate dividends in a general range of 40% to 50% of this amount. While management currently intends to maintain this dividend policy over the long term, it has decided to propose to the Shareholders' Meeting to be held on April 30, 2009 a dividend of €0.40 per share, which management believes strikes the correct balance between prudent capital management and the range of 40% to 50%, taking into account current financial market conditions and the general economic environment.

The following table sets forth information on the dividends declared and paid in the most recent five years.

Fiscal year	Distribution (in Euro million)	Number of shares (as of December 31)	Net dividend per share (in Euro)	Dividend per share eligible for a tax relief (in Euro)	Gross dividend per share (in Euro)
2004	1,164	1,908,444,170	0.61(b)	0.61(b)	0.61 (b)
2005	1,647	1,871,605,004	0.88(c)	0.88(c)	0.88(c)
2006	2,218	2,092,888,314	1.06(d)	1.06(d)	1.06(d)
2007	2,473	2,060,753,492	1.20(e)	1.20(e)	1.20(e)
2008	835(a)	2,089,158,169	0.40(f)	0.40(f)	0.40(f)
(a) Proposal to be submitted to the Shareholders' Meeting to be held on April 30, 2009.
(b) As of January 1, 2005 individual shareholders who were residents of France for tax purposes were eligible for a tax relief of 50% on the dividend, i.e. Euro
0.305 per share for fiscal year 2004.
(c) As of January 1, 2006 individual shareholders who were residents of France for tax purposes were eligible for a tax relief of 40% on the dividend, i.e. Euro
0.352 per share for fiscal year 2005.
(d) As of January 1, 2007 individual shareholders who were residents of France for tax purposes were eligible for a tax relief of 40% on the dividend, i.e. Euro
0.424 per share for fiscal year 2006.
(e) As of January 1, 2008 individual shareholders who were residents of France for tax purposes were eligible for a tax relief of 40% on the dividend, i.e. Euro
0.48 per share for fiscal year 2007.
(f)  Proposal to be submitted to the Shareholders' Meeting to be held on April 30, 2009. As of January 1, 2009 individual shareholders who are residents of
France for tax purposes are eligible for a tax relief of 40% on the dividend, i.e. Euro 0.16 per share for fiscal year 2008.

Dividends not claimed within five years of the date of payout become the property of the French Treasury Department.

For information on AXA's dividend policy, see Part V "Consolidated Financial Statement" and Part VI "Certain Additional Information",
Section "Dividends" of this Annual Report.

8              2008 ANNUAL REPORT

2.2 INFORMATION ON THE COMPANY

Introduction

AXA is a French "Societe Anonyme a Directoire et Conseil de Surveillance" (a form of limited liability company with a
Management Board and a Supervisory Board) existing under the laws of France. The Company's registered office is located at
25 avenue Matignon, 75008 Paris, France and its telephone number is +33 (0) 1 40 75 57 00. For information on the principal trading markets for AXA's ordinary shares, ADSs and ADRs, please see Part III "Corporate governance, executive compensation, major shareholders and related matters", Section 3.5 "The Offer and Listing" included in this Annual Report. AXA was incorporated in 1957 but the origin of its activities goes back to 1852. The Company's corporate existence will continue, subject to dissolution or prolongation, until December 31, 2059. The Company's number in the Paris Trade Registry is 572 093 920.

2.2 INFORMATION ON THE COMPANY

History and development

AXA originated from several French regional mutual insurance companies, known collectively as "les Mutuelles Unies".

In 1982, les Mutuelles Unies took control of Groupe Drouot and following this transaction, the new Group began operating under the name of AXA.

In 1986, AXA acquired Groupe Presence.

In 1988, AXA transferred its insurance businesses to Compagnie du Midi which operated under the name of AXA Midi and subsequently changed its name to AXA.

In 1992, AXA acquired a controlling interest in The Equitable Companies Incorporated following the demutualization of Equitable
Life. The Equitable Companies Incorporated, based in the United States, changed its name in 1999 to AXA Financial, Inc.
("AXA Financial").

In 1995, AXA acquired a majority interest in National Mutual Holdings following its demutualization. National Mutual Holdings, based in Australia, subsequently changed its name to AXA Asia Pacific Holdings Ltd.

In 1997, AXA merged with its French competitor Compagnie UAP This transaction enabled AXA to significantly increase its size and reinforce its strategic position in a number of important markets, particularly in Europe.

In 1998, AXA purchased the minority interest in its subsidiary AXA Royale Beige and, in 1999, AXA acquired Guardian Royal
Exchange in Great Britain through its subsidiary Sun Life & Provincial Holdings ("SLPH"). The Guardian Royal Exchange acquisition allowed AXA to further strengthen its positions in both the United Kingdom and Germany.

In 2000, AXA (i) acquired a majority interest in a Japanese life insurance company, "Nippon Dantaï Life Insurance Company", through a new Japanese holding company, "AXA Nichidan", (ii) increased its interest in SLPH from 56.3% to 100%, (iii) sold its interest in Donaldson Lufkin & Jenrette ("DLJ") to Credit Suisse Group, (iv) acquired Sanford C. Bernstein through its US based asset management subsidiary Alliance Capital (which subsequently changed its name to AllianceBernstein), and (v) acquired the minority interest in AXA Financial, which is now a 100% owned subsidiary of AXA.

In 2001 and 2002, AXA acquired a banking platform in France, Banque Directe. AXA also continued to streamline its portfolio of businesses, selling its health business in Australia and insurance operations in Austria and Hungary, and reorganizing its reinsurance business.

In 2003, AXA sold all its activities in Argentina and Brazil.

In 2004, AXA acquired the American insurance group MONY, which allowed AXA to expand its life insurance distribution capacity in the United States by approximately 25%. In addition, during 2004 AXA sold (i) its insurance activities in Uruguay (AXA Seguros
Uruguay) thereby finalizing its disengagement from South America, (ii) its Dutch insurance broking operations (Unirobe), (iii) its
Dutch health insurance operations, and (iv) its mortgage lending activities in Germany (AXA Bausparkasse AG).

In 2005, FINAXA, a listed holding company that was AXA's principal shareholder, was merged into AXA. Prior to the merger,
FINAXA owned the "AXA" brand which, upon consummation of the merger, became the property of AXA. This merger resulted in a simplification of AXA's shareholding structure and an increase in the proportion of its publicly traded shares.

In 2006, AXA acquired the Winterthur Group, which was then active in 17 countries and served approximately 13 million clients worldwide. This operation gave AXA the opportunity to strengthen its leading position in several European markets and to increase its presence in a number of high growth markets including in Central and Eastern Europe and Asia. During 2006,
AXA also acquired (i) "Citadel" in Canada, (ii) Thinc Destini (subsequently renamed Thinc Group) in the United Kingdom, and
(iii) MLC Hong Kong and Indonesia via its subsidiary AXA Asia Pacific Holdings. In addition, in December AXA completed the sale of AXA RE's reinsurance business.

In 2007, AXA (i) acquired a 90% stake in Kyobo Auto (now called "Kyobo AXA General Insurance Company") which has a leading position in the South Korean direct motor insurance market, (ii) established of a joint-venture in the Ukrainian P&C insurance market with UkrSibbank (the Ukrainian banking subsidiary of BNP Paribas) and subsequently acquired (together with UkrSibbank)
99% of the capital of Vesko, Ukraine's 6th largest P&C insurer, (iii) completed the sale of its principal Dutch operations, comprising

10           2008 ANNUAL REPORT

100% of AXA Netherlands, Winterthur Netherlands and DBV Netherlands, (iv) finalized a long-term partnership agreement with the Italian bank BMPS for the distribution of life, non-life and pension business in Italy, and (v) signed an agreement to acquire a
36.7% interest in Reso Garantia ("RESO") representing AXA's entry into the Russian market.

In 2008, AXA (i) completed the acquisition of 36.7% of the share capital of RESO, Russia's 2nd largest P&C insurer1 (June 2008),
(ii) completed the acquisition of Seguros ING (subsequently renamed AXA Seguros, S.A. de Compañia de Valores), the 3rd largest
Mexican insurer2 with leading positions in key markets such as Motor or Health and also active on the Life market (July 2008)
and (iii) acquired OYAK's 50% share in AXA OYAK, Turkey's 1st largest P&C insurer3 (August 2008).

(1) Source: HSBC, "Overview of Russian opportunities".
(2) Source: Asociacion Mexicana de Instituciones de Seguros.
(3) Source: Association of the Insurance and Reinsurance Companies of Turkey.

2.2 INFORMATION ON THE COMPANY

Recent developments

For a description of significant acquisitions and disposals undertaken by AXA please see Part II "The AXA Group: Our global business operations, recent financial performance and financial condition", Section 2.3 "Activity Report" - "Operating highlights"
and Note 5 "Goodwill" to the consolidated financial statements included in Part V "Consolidated financial statements" of this
Annual Report.

12           2008 ANNUAL REPORT

2.2 INFORMATION ON THE COMPANY

General information

The Company is the holding company for the AXA Group, a worldwide leader in financial protection. Based on available information at December 31, 2008, the AXA Group was one of the world's largest insurance groups, with consolidated gross revenues of
€91.2 billion for the year ended December 31, 2008. The AXA Group was also one of the world's largest asset managers, with total assets under management as at December 31, 2008 of €981.5 billion. Based on available information at December 31,
2007 and taking into account banking companies engaged in the asset management business, AXA was the world's 4th largest asset manager1.

For information concerning the ownership structure of the Group, see Part 3.4 - "Major Shareholders and Related Party
Transactions" in this Annual Report.

AXA operates primarily in Europe, North America, the Asia Pacific region and, to a lesser extent, in other regions including the Middle East, Africa, and Latin America. AXA has five operating business segments: Life & Savings, Property & Casualty
International Insurance, Asset Management, and Banking. In addition, various holding companies within the AXA Group conduct certain non-operating activities.

The diversification of the AXA Group - both by geography and by business - is designed to mutualize and hedge the different types of risks to which the Group is exposed. For example, mortality risks are partly offset by longevity risks, and Life & Savings risks by Property & Casualty risks. In addition, geographic diversification helps reduce the concentration of risk and volatility of claims experience, which, in turn, helps limit the cost of economic capital needed to support the Group's solvency position.

(1) Source: Pensions & Investments, Watson Wyatt Global 500 survey. 2007

2.2 INFORMATION ON THE COMPANY

Table of principal subsidiaries with
ownership and voting rights percentages

Set forth below is a simplified organization chart of AXA as of December 31, 2008. For additional information, please see Note 2
"Scope of consolidation" included in Part V "Consolidated Financial Statements" of this Annual Report.
Please note that the percentages shown in the second column ("Ownership interest percentage") represent the economic interest and the percentages shown in the third column ("Voting rights percentage") represent the percentage of the company's total voting power controlled by AXA.

PRINCIPAL SUBSIDIARIES AS OF DECEMBER 31, 2008

		Ownership interest percentage	Voting rights percentage
International Insurance
AXA Assistance SA		100%	100%
AXA Corporate Solutions Assurance		98.75%	98.75%
Asset Management
AXA Investment Managers		95.05%	95.06%
AXA Real Estate Investment Managers		95.05%	100%
AllianceBernstein(a)		62.38%	62.38%
AXA Rosenberg		71.29%	75%
NORTH AMERICA
	United States
Insurance	AXA Financial, Inc.(b)	100%	100%
	Canada
Insurance	AXA Canada Inc.(c)	100%	100%
	Mexico
Insurance	AXA Seguros, S.A. de Compañia de Valores(d)	99.94%	99.94%
AFRICA
	Morocco
Insurance	AXA Holding Maroc(e)	100%	100%
EUROPE
	Belgium
Insurance	AXA Holdings Belgium(f)	100%	100%
Financial Services	AXA Bank Europe	100%	100%
	Czech Republic
Insurance	AXA zivotní pojišt'ovna a.s.	79.49%	79.49%
	AXA penzijni fond a.s.	92.85%	92.85%
(a) AXA also holds indirectly 100% of the general partner of AllianceBernstein.
(b) Holding company that owns AXA Equitable Life Insurance Company.
(c)  Holding company that owns AXA Assurances inc. and AXA Insurance (Canada).
(d) New corporate name (formerly Seguros ING). Company owned by AXA Mediterranean Holding, S.A. (Spain).
(e) Holding company that owns AXA Assurance Maroc. (f) Holding company that owns AXA Belgium.

14           2008 ANNUAL REPORT

		Ownership interest percentage	Voting rights percentage
	France
Insurance	AXA France Assurance(g)	100%	100%
Financial Services	Compagnie Financiere de Paris	100%	100%
	AXA Banque	99.89%	100%
	Greece
Insurance	AXA Insurance A.E.(h)	99.89%	99.89%
	Hungary
Insurance	AXA Biztosító Zrt.	65%	65%
Financial Services	AXA Bank Europe SA Magyarorszagi Fioktelepe(i)	100%	100%
	Italy
Insurance	AXA Italia S.p.A(j)	100%	100%
	AXA MPS Assicurazioni Vita S.p.A.(k)	50%	50%
	AXA MPS Assicurazioni Danni S.p.A.(l)	50%	50%
	Ireland
Insurance	AXA Holdings Ireland Limited(m)	99.99%	100%
	Germany
Insurance	AXA Konzern AG(n)	100%	100%
	DBV-Winterthur Holding AG(o)	98.81%	98.81%
Financial Services	AXA Bank AG	100%	100%
	Luxembourg
Insurance	AXA Luxembourg SA(p)	100%	100%
	Poland
Insurance	AXA PTE S.A.	70%	70%
	AXA Zycie TU S.A.	65%	65%
	Portugal
Insurance	AXA Portugal Companhia de Seguros SA	99.49%	99.73%
	AXA Portugal Companhia de Seguros de Vida SA	94.89%	95.09%
	Seguro Directo Gere(q)	100%	100%
	Spain
Insurance	AXA Mediterranean Holding S.A.(r)	100%	100%
	Switzerland
Insurance	AXA Versicherungen AG(s)	100%	100%
	AXA Leben AG(t)	100%	100%
	Turkey
Insurance	AXA Holding A.S.(u)	100%	100%
	United Kingdom
Insurance	AXA UK plc(v)	99.99%	100%
(g) Holding company that owns AXA France Vie, AXA France IARD, AVANSSUR, AXA Corporate Solutions Assurance and Juridica.
(h) Company owned by AXA Mediterranean Holding, S.A. (Spain).
(i) New corporate name (formerly ELLA Bank). (j) Holding company that owns AXA Assicurazioni S.p.A. and AXA Interlife S.p.A.
(k) 50% of ownership interest and 50% (+ one voting right) of voting rights. Company owned by AXA Mediterranean Holding, S.A. (Spain). Company that owns Quadrifoglio Vita S.p.A.
(l) 50% of ownership interest and 50% (+ one voting right) of voting rights. Company owned by AXA Mediterranean Holding, S.A. (Spain),
(m) Holding company that owns AXA Ireland Limited and AXA Insurance Limited.
(n) Holding company that owns AXA Versicherung AG, AXA Lebenversicherung AG and AXA ART Versicherung AG.
(o) Holding company that owns DBV-Winterthur Lebensversicherung AG, AXA Krankenversicherung AG and DBV-Winterthur Versicherung AG.
(p) Holding company that owns AXA Assurance Luxembourg and AXA Assurance Vie Luxembourg,
(q) Company owned by AXA Mediterranean Holding, S.A. (Spain),
(r) Holding company that owns Hilo Direct de Seguros y Reaseguros, AXA'Seguros Generales, S.A. de Seguros y Reaseguros, AXA Vida, S.A. de Seguros y Reaseguros, Winterthur Service, S.A, AXA Winterthur Salud S.A. de Seguros and AXA Aurora Vida, S.A. de Seguros y Reaseguros.
(s) New corporate name (formerly Winterthur Swiss Insurance Company). Holding company that owns 66.66% of Winterthur-ARAG.
(t) New corporate name (formerly Winterthur Life).
(u) New corporate name (formerly AXA Oyak Holding A.S.). Holding company that owns 100% of AXA Hayat Sigorta A.S. and 72.55% of AXA Sigorta A.S.
(v) Holding company that owns directly AXA Sun Life Plc, Guardian Royal Exchange and Bluefin Group Limited (formerly AXA Advisory Holdings Limited) and indirectly AXA Sun Life Pic, Winterthur UK Financial Services Group Limited, AXA Insurance Plc and Thinc Group Holdings Limited.

		Ownership interest percentage	Voting rights percentage
ASIA-PACIFIC
	Australia/New Zealand
Insurance	AXA Asia Pacific Holdings Limited(w)	53.42%	53.15%
	Hong Kong
Insurance	AXA China Region Limited(x)	53.42%	100%
	Japan
Insurance	AXA Japan Holding Co. Ltd(y)	98.40%	98.40%
	Singapore
Insurance	AXA Financial Services (Singapore) Pte Ltd(z)	53.42%	100%
	South Korea
Insurance	Kyobo AXA General Insurance Co, Ltd(aa)	92.36%	92.36%
(w) Holding company that owns The National Mutual Life Association of Australasia Limited, National Mutual Funds Management (Global) Limited and National
Mutual International Pty Limited. AXA's ownership interest and voting power in AXA Asia Pacific Group is divided between a direct holding of 44.10% and an additional 9.32% owned by AXA Sun Life PLC.
(x) Wholly owned by AXA Asia Pacific Holdings Limited.
(y) Holding company that owns AXA Life Insurance Co. Ltd, AXA Non-Life Insurance Co. Ltd and AXA Financial Life Insurance Co. Ltd.
(z) Holding company that owns AXA Life Insurance Singapore Pte Ltd. Wholly owned by AXA Asia Pacific Holdings Limited.
(aa) New corporate name (formerly Kyobo AXA Auto Insurance Co. Ltd).

16           2008 ANNUAL REPORT

2.2 INFORMATION ON THE COMPANY

Ratings

PRINCIPAL RATINGS OF THE GROUP AS AT MARCH 25, 2009

The Company and certain of its insurance subsidiaries are rated by recognized rating agencies. The significance and the meaning of individual ratings vary from agency to agency.
At March 25, 2009, the relevant ratings for the Company and its principal insurance subsidiaries were as follows:

	Agency	Rating	Outlook
Insurer Financial Strength Ratings
The Company's principal insurance subsidiaries	Standard & Poor's	AA	Negative
	Moody's	Aa3	Stable
	Fitch Ratings	AA-	Negative
Ratings of the Company's Long Term and Short Term Debt
Counterparty credit rating /Senior Debt	Standard & Poor's	A+
	Moody's	A2
	Fitch Ratings	A-
Short Term Debt	Standard & Poor's	A-1
	Moody's	P-1
	Fitch Ratings	F-1

The ratings set forth above may be subject to revision or withdrawal at any time by the assigning rating agency. None of these ratings is an indication of the historic or potential performance of the ordinary shares, ADSs, ADRs or debt securities and should not be relied upon for purpose of making an investment decision with respect to any of these securities. The Company accepts no responsibility for the accuracy or reliability of the ratings.

2.2 INFORMATION ON THE COMPANY

Business overview

The table below summarizes certain key financial data by segment for the last three years.

AXA ACTIVITY INDICATORS AND EARNINGS

	Years ended December 31,
	2008		2007		2006
(in Euro million, except percentages)					Restated(a)	Published
Consolidated gross revenues
- Life & Savings	57,977	64%	59,845	64%	49,952	50,479	64%
- Property & Casualty	26,039	29%	25,016	27%	19,510	19,793	25%
- International Insurance	2,841	3%	3,568	4%	3,716	3,716	5%
- Asset management	3,947	4%	4,863	5%	4,406	4,406	6%
- Banking	412	-	339	-	377	381	-
- Holdings and other companies	5	-	2	-	4	-	-
CONSOLIDATED GROSS REVENUES	91,221	100%	93,633	100%	77,966	78,775	100%
Annual Premium Equivalent (APE)(b)	6,789		7,694		6,186	6,234
New Business Value (NBV)(c)	985		1,772		1,500	1,501
Underlying earnings(d)
- Life & Savings	1,508	37%	2,670	54%	2,270	2,325	58%
- Property & Casualty	2,394	59%	1,863	38%	1,417	1,453	36%
- International Insurance	188	5%	218	4%	131	131	3%
- Asset management	589	15%	590	12%	508	508	13%
- Banking	33	1%	36	1%	18	51	1%
- Holdings and other companies	(668)	-17%	(414)	-8%	(424)	(457)	-11%
Underlying earnings	4,044	100%	4,963	100%	3,919	4,010	100%
Net capital gains	(345)		1,175		1,107	1,130
Adjusted earnings(e)	3,699		6,138		5,026	5,140
Exceptional operations (including discontinued operations)	(49)		482		311	196
Goodwill and other related intangible impacts	(99)		(106)		(24)	(24)
Profit or loss on financial assets (under fair value option) & derivatives	(2,501)		(596)		(228)	(226)
Integration costs	(127)		(252)		-	-
NET INCOME	923		5,666		5,085	5,085
- Life & Savings	(446)	-47%	2,899	49%	2,957	2,957	51%
- Property & Casualty	926	98%	2,218	37%	1,977	1,977	34%
- International Insurance	103	11%	243	4%	244	244	4%
- Asset management	396	42%	588	10%	610	610	10%
- Banking	(38)	-4%	6	-	10	43	1%
NET INCOME FROM OPERATING SEGMENTS	942	100%	5,953	100%	5,798	5,831	100%
- Holdings and other companies	(19)		(287)		(712)	(745)
NET INCOME	923		5,666		5,085	5,085

(a)  Restated for full year 2006 means restatement of The Netherlands' activities as discontinued businesses.
(b) Annual Premium Equivalent (APE): Measure of new business volume which represents 100% of regular premiums + 10% of single premiums, in line with EEV methodology. APE is group share.
(c)  New Business Value (NBV): The value of new business issued during the current year which consists of the Value In Force of new business at the end of the year plus the statutory profit result of the business during the year. NBV is Group share.
(d)  Underlying earnings correspond to adjusted earnings excluding net capital gains attributable to shareholders.
(e)  Adjusted earnings represent the net income (Group share) before the impact of:

(i) Exceptional operations (primarily change in scope and discontinued operations)
(ii) Integration and restructuring costs related to material newly acquired companies
(iii) Goodwill and other related intangibles, and
(iv) Profit or loss on financial assets accounted for under fair value option (excluding assets backing liabilities for which the financial risk is borne by the policyholder) and derivatives related to invested assets, including all foreign exchange rate impacts on assets, liabilities and derivatives.

18           2008 ANNUAL REPORT

OTHER FINANCIAL DATA

	2008	2007	2006
For the years ended December 31,
Net income per ordinary share (in Euro)(a)
Basic	0.44	2.76	2.54
Diluted	0.44	2.73	2.49
Average share price (in Euro)	20.5	30.9	28.1
At December 31,
Shareholders' equity (in Euro million)	37,440	45,642	47,225
Share price (in Euro)	15.8	27.4	30.7
(a) Since 2008, the net income per share takes into account interest charges and foreign exchange impacts related to perpetual debts classified in shareholders'
equity, with retroactive impact on prior years.

The table below sets forth the total assets managed by AXA's entities, including assets managed on behalf of third parties:

AXA'S TOTAL ASSETS UNDER MANAGEMENT

		At December 31,
(in Euro million)	2008	2007	2006
AXA:
General account assets	433,576	439,604	449,099
Assets backing contracts with financial risk borne by policyholders (Unit-linked)	131,990	182,827	176,562
Subtotal	565,566	622,431	625,661
Managed on behalf of third parties(a)	415,913	658,921	652,413
TOTAL ASSETS UNDER MANAGEMENT	981,479	1,281,352	1,278,074
(a) Includes Mutuelles AXA.

The table below sets forth AXA's consolidated gross revenues by segment for each of its major geographic markets for the years indicated:

BREAKDOWN OF AXA'S GROSS REVENUES

	Years ended December 31,
	2008		2007		2006
	Segment contribution (%)	Market contribution to total Segment (%)	Segment contribution (%)	Market contribtion to total Segment (%)	Segment contribution (%)	Market contribution to total Segment (%)
TOTAL GROSS REVENUES (in Euro million)(b)	91,221		93,633		77,966
Life & Savings	64%		64%		64%
France		25%		25%		30%
United States		24%		27%		31%
United Kingdom		6%		8%		9%
Japan		8%		9%		10%
Germany		11%		10%		7%
Belgium		4%		5%		5%
Mediterranean & Latin American Region		8%		3%		3%
Switzerland		8%		7%		-
Other countries		6%		6%		5%
Property & Casualty	29%		27%		25%
France		21%		21%		27%
Germany		14%		14%		14%
United Kingdom (including Ireland)		17%		20%		24%
Belgium		8%		8%		8%
Mediterranean & Latin American Region		25%		21%		20%
Switzerland		8%		8%		-
Other countries		7%		7%		7%
International Insurance	3%		4%		5%
AXA Corporate Solutions Assurance		69%		51%		45%
AXA Cessions		2%		2%		2%
AXA Assistance		26%		20%		17%
Others(a)		3%		28%		36%
Asset Management	4%		5%		6%
AllianceBernstein		64%		64%		67%
AXA Investment Managers		36%		36%		33%
Banking	-		-		-
AXA Banque (France)		25%		25%		15%
AXA Bank Europe (Belgium)		60%		64%		78%
Others		15%		11%		7%
Holdings and other companies	-		-		-
(a) Includes business fronted by AXA RE and fully reinsured by Paris RE (fronting arrangement set in place in the context of the sale of AXA RE's business to Paris RE).
(b) As described in Note 1.10 of "Part V- Consolidated Financial Statements", the contribution of discontinued operations is stated in a separate line of the income statement.

For additional information on AXA's revenues by segments, see Note 20 "Revenues by segment and net revenues from banking activities" included in "Part V - Consolidated Financial Statements" of this Annual Report.
For additional information on AXA's business segments, see "Part 2.3 - Activity Report", and Note 3 "Segmental Information"
included in "Part V - Consolidated Financial Statements" of this Annual Report.

20           2008 ANNUAL REPORT

2.2 INFORMATION ON THE COMPANY

Segment information

LIFE & SAVINGS SEGMENT

AXA offers a broad range of Life & Savings products including individual and group savings products, as well as life and health products for both individual and commercial clients. The Life & Savings segment accounted for €58.0 billion or 64% of AXA's consolidated gross revenues for the year ended December 31, 2008 (2007: €59.8 billion or 64%).

The table below summarizes AXA's Life & Savings consolidated gross revenues and gross insurance liabilities by geographic region for the periods and at the dates indicated:

LIFE & SAVINGS SEGMENT: GROSS REVENUES BY COUNTRY

	Gross revenues Years ended December 31,						Gross insurance liabilities at December 31,
(in Euro million, except percentages)	2008		2007		2006(b)		2008
France	14,271	25%	15,045	25%	14,797	30%	103,251
United States	13,755	24%	16,243	27%	15,389	31%	93,108
Japan	4,628	8%	5,116	9%	5,027	10%	35,478
United Kingdom	3,549	6%	4,628	8%	4,292	9%	62,921
Germany	6,233	11%	6,200	10%	3,681	7%	53,469
Belgium	2,559	4%	3,072	5%	2,512	5%	24,739
Mediterranean & Latin American Region(c)	4,813	8%	1,918	3%	1,476	3%	32,182
Switzerland	4,482	8%	4,116	7%	141	-	35,767
Others	3,688	6%	3,507	6%	2,637	5%	17,993
Of which Australia and New Zealand	1,719	3%	1,384	2%	1,254	3%	6,839
Of which Hong Kong	1,126	2%	1,257	2%	1,041	2%	5,981
TOTAL	57,977	100%	59,845	100%	49,952	100%	458,908
Of which:
Gross written premiums	56,071		57,773		48,268
Fees and charges relating to investment contracts with no participating feature	662		740		608
Fees, commissions and others revenues(a)	1,244		1,332		1,076
(a) Includes revenues from other activities (mainly commissions and related fees on mutual funds sales).
(b) As described in Note 1.10 of "Part V - Consolidated Financial Statements", the contribution of discontinued operations is stated in a separate line of the income statement.
(c)  In 2006, the Mediterranean and Latin American Region consisted of Spain, Italy and Portugal. In 2007, this region also included Greece, Morocco and
Turkey and, in 2008, Mexico.

BREAKDOWN OF AXA'S LIFE & SAVINGS APE AND NBV

	Annual Premium Equivalent(a)			New Business Value(b)
(in Euro million)	2008	2007	2006(c)	2008	2007	2006 (c)
France	1,347	1,360	1,231	78	230	202
United States	1,540	2,099	1,922	73	397	424
Japan	482	567	651	299	440	431
United Kingdom	1,287	1,588	1,134	125	140	100
Germany	468	457	287	86	166	90
Belgium	260	340	300	29	144	123
Mediterranean & Latin American Region (d)	406	206	143	55	43	23
Switzerland	280	222	-	78	46	-
Others	720	855	519	162	166	106
of which Australia and New Zealand	378	545	420	35	51	38
of which Hong Kong	112	139	100	75	77	68
TOTAL GROUP SHARE	6,789	7,694	6,186	985	1,772	1,500
(a) Annual Premium Equivalent (APE): Measure of new business volume. Represents 100% of regular premiums + 10% of single premiums, in line with EEV methodology. APE is Group share.
(b) New Business Value (NBV): The value of new business issued during the current year consists of the Value In Force of new business at the end of the year plus the statutory profit result of the business during the year. NBV is Group share.
(c) As described in Note 1.10 of "Part V- Consolidated Financial Statements", the contribution of discontinued operations is stated in a separate line of the income statement.
(d) For APE and NBV: In 2006, Mediterranean & Latin American Region consisted of Spain, Italy and Portugal. In 2007, also included Greece and Turkey. In
2008, also included Mexico.

MARKETS AND COMPETITION

In the Life & Savings segment, AXA operates primarily in Western Europe (including France, the United Kingdom, Germany,
Belgium, Switzerland and the Mediterranean Region), the United States and Japan. In addition, AXA offers investment and saving products as well as life and health products in a number of other jurisdictions including Australia and New Zealand, Asia (notably
Hong Kong, Singapore, China and Indonesia), Central and Eastern Europe, Middle East and Latin America (Mexico). The products in these markets are offered through various distribution channels, including exclusive agents, salaried salesforces, brokers, independent financial advisers, and bank networks. See the "Distribution channels" section below.

The nature and level of competition vary among the countries in which AXA operates for all the types of individual and group Life
& Savings products sold by AXA. Many other insurance companies offer similar products to those offered by AXA, and, in some cases, also use similar marketing techniques and distribution methods.

The principal competitive factors affecting the Life & Savings business include:
•    Size, strength and quality of the distribution channels, in particular the quality of advisors,
•    Range of product lines and product quality, feature functionality and innovation,
•    Price,
•    Quality of service,
•    Investment management performance,
•    Historical levels of bonuses with respect to participating contracts,
•    Crediting rates on general account products,
•    Reputation, visibility and recognition of brand,
•    Quality of management,
•    Ratings for financial strength and claims-paying ability, and
•    Changes in regulations that may affect the policy charge structure relating to commission and administrative charges.

AXA competes with insurance companies and also with banks, asset management companies, investment advisers and other financial institutions for sales of savings-related investment products and, to a lesser extent, life insurance products.

22           2008 ANNUAL REPORT

The table below presents the main Life & Savings insurance markets in which AXA operates ranked by worldwide gross revenues in 2007, along with AXA's estimated ranking (by market share):

INSURANCE MARKET - LIFE & SAVINGS

	Based on worldwide gross revenues in 2007
	Country Statistics(a)		AXA(b)
Countries	Ranking	% revenues	Ranking	Market share
France	4	8%	3(e)	9%
United States	1	23%	1(c)	9%
Japan	3	13%	15	3%
United Kingdom	2	17%	6(d)	8%
Germany(i)	5	4%	5(h)	6%
Belgium	17	1%	2	14%
Mediterranean & Latin American Region
- Italy	6	4%	7(f)	5%
-Spain	16	1%	11	4%
- Portugal	25	1%	7	2%
-Turkey	45	-	9	6%
- Morocco	50	-	5	8%
- Greece	37	-	7	6%
- Mexico(g)	30	-	7	6%
Switzerland	19	1%	2	27%
(a) Source: Swiss Re, Sigma report 2008 "World Insurance in 2007".
(b) Source: AXA, mainly based on national insurance association data for each specific country in 2007.
(c)  Relates to variable annuity products.
(d)  Based on new business Annual Premium Equivalent (APE). Represents 100% of regular premiums + 10% of single premiums, in line with EEV methodology.
(e) Excludes Health.
(f)  Includes MPS Financial's activity (based in Ireland).
(g) Indicative only, as AXA purchased business in Mexico in July 2008.
(h) Considering all companies part of the Group of Public Insurer independently. If these companies were to be considered as a group in the rankings, AXA would rank 6th.
(i) Country statistics exclude Health and AXA data include Health.

For additional information on markets, see section "Insurance and Asset Management Markets" included in "Part 2.3 - Activity
Report" of this Annual Report.

PRODUCTS AND SERVICES

AXA's Life & Savings products include a broad range of investment and savings products as well as life and health products marketed to individual and commercial clients. The Life & Savings products offered by AXA include term life, whole life, universal life, endowment, deferred annuities, immediate annuities, and other investment-based products. The health products offered include critical illness and permanent health insurance products. The types and specificities of the products offered by AXA vary from market to market.

Product types by nature of risk

Investment and savings products include:
•    Deferred annuities, which may be purchased with either a single premium or regular premiums. A deferred annuity has two distinct periods: an accumulation period and an annuity payment period. Typically, more flexibility is permitted in premium payments for longer deferred periods. The premium generally can be invested either in the general account of the insurer, or in a choice of unit-linked funds. Also known as individual variable annuities in the United States, these products often include optional guarantees (for a fee) such as guaranteed minimum income benefit (GMIB), guaranteed minimum death benefit (GMDB)
and guaranteed minimum withdrawal benefit (GMWB).
•    Pure savings products, which provide investment return to policyholders, while AXA bears the investment risk.
•    Universal savings products, which is the same as universal life but has no significant death benefit component. See below for a description of universal life products.

Life products include:
•   Term assurance, which provides a death benefit for a defined period of time.
•   Whole life products, which provide a death benefit over a person's entire lifetime or up to a certain age, such as age 95 or
100, as long as the required premiums are paid.

•    Universal life products, which are unbundled products that include a significant death benefit component. Funds can be invested in unit-linked and /or general accounts.
•    Endowment products, which pay a level death benefit for a limited period of time or to age 65. An endowment benefit is paid at the end of that period if the insured is still alive.
•    Disability products, which pay a benefit in case of disability. The benefit can be a lump sum, or a percentage of the income paid over a specified period of time.
•    Immediate annuity products, which are usually single premium products with no previous accumulation period, which promise regular payments for a fixed period of time or over a beneficiaries' lifetime.

Health products1 generally offer reimbursement of medical expenses or provide medical services.

Mutual funds offered by insurance companies are generally open-ended funds operated by an investment management company in accordance with a stated set of objectives.
AXA's Life & Savings products may be distinguished between:
•    participating contracts, in which the policyholders participate in the excess assets over liabilities (the surplus) of - and therefore in the investment return and/or in part of the operating profits earned by - the insurance company issuing the contract by way of the payment of an interest or bonus payment. Such savings contracts are Euro denominated products or traditional products.
•    contracts with the financial risk borne by the policyholders (unit-linked), in which the investment risk (and reward)
is generally borne by the policyholder while the issuing company earns fee income from managing the underlying assets.

New product initiatives
To attract and retain clients, especially in the segments identified as strategic, AXA has developed solutions designed to meet the needs of the targeted customer groups. In addition, new products have been designed to support AXA's cross-selling strategy and thus improve client retention and enhance value for the clients. AXA also aims to reuse across markets successful products and experiences developed for individual country markets.

(1) Health products are classified either in Life & Savings or Property & Casualty, depending on the features of the products but also market practice specific to each country. For example health product providing savings features or rider options are classified in the Life & Savings segment.

24          2008 ANNUAL REPORT

The table below presents consolidated gross revenues (after inter-segment elimination) and gross insurance liabilities by major product for the periods and as of the dates indicated for AXA's Life & Savings segment:

LIFE & SAVINGS SEGMENT

	Gross revenues by main product lines Years ended December 31,						Gross insurance liabilities at December 31,
(in Euro millon, except percentages)	2008		2007		2006(b)		2008
Investment & Savings	28,690	51%	31,652	55%	29,024	60%	233,264
Individual	25,829	46%	28,264	49%	26,038	54%	198,354
Group	2,861	5%	3,388	6%	2,986	6%	34,911
Life contracts (including endowment contracts)	18,661	33%	18,095	31%	12,837	27%	143,304
Health contracts	6,200	11%	5,966	10%	4,468	9%	16,388
Other	2,520	4%	2,059	4%	1,938	4%	11,095
Sub-Total	56,071	100%	57,773	100%	48,268	100%	404,052
Fees and charges relating to investment contracts with no participating features	662		740		608		39,975
Fees, commissions and other revenues(c)	1,244		1,332		1,076
Liabilities arising from policyholder's participation							13,584
Unearned revenues and unearned fees reserves							2,454
Derivatives relating to insurance and investment contracts							(1,156)
TOTAL REVENUES AND LIABILITIES	57,977		59,845		49,952		458,908
Of which:
Contracts with financial risk borne by policyholders (Unit-Linked)	18,435	33%	21,529	37%	18,512	38%	132,436
UK with-profits business(a)	706	1%	976	2%	941	2%	17,496
(a) UK with-profits business: A participating contract, specific to the United Kingdom and known as the with-profits contract, was offered by AXA Sun Life until 2002. Under with-profits contracts, the policyholders are entitled to receive a share of the profits arising from the invested policyholders' premiums which includes regular bonuses and terminal bonuses. The regular bonuses are designed to provide a return to the policyholder through a periodic increase in benefits and are credited to the policyholder. Once credited, regular bonuses are guaranteed to be paid at maturity, death or as otherwise specified in the policy. Terminal bonuses, which are not guaranteed in advance of payment are designed to provide policyholders with their share of total investment performance and other experience of the fund (including expenses, mortality experience and income taxes) over several periods. Terminal bonuses can represent a significant portion of the total amount paid at maturity or upon surrender prior to maturity and are at the discretion of the Board of Directors. Following policyholder and court approvals, in 2001 AXA Equity & Law underwent a financial reorganization whereby the life insurance funds were transferred to AXA Sun Life and fundamentally restructured. A portion of the assets that accumulated over the years (which we refer to in this
Annual Report as the "inherited estate") were attributed to AXA as the shareholder, less a portion allocated to the with-profits policyholders in the form of a reorganization bonus, based on the number of eligible policyholders that elected in favor of this plan.
(b) As described in Note 1.10 of "Part V - Consolidated Financial Statements", the contribution of discontinued operations is stated in a separate line of the income statement.
(c) Includes revenues from other activities (mainly commissions and related fees on mutual funds sales).

DISTRIBUTION CHANNELS

AXA distributes its products through exclusive and non-exclusive channels that vary from country to country. Exclusive channels include exclusive agents, salaried sales forces and direct sales. Non-exclusive channels include brokers, independent financial advisors, aligned distributors or wholesale distributors and partnerships.

Exclusive agents are individuals or firms commissioned by a single insurance company to sell its products exclusively on its behalf. Tied agents are exclusive agents.

Salaried sales forces are salespeople employed by a single insurance company (or an affiliated company) to sell the company's products exclusively.

Direct sales relate to all sales made through mail, telephone, and internet.

Brokers are independent firms who negotiate with insurance companies on behalf of customers. As opposed to exclusive agents, brokers can work with different insurance companies.

Independent financial advisors are individuals or firms that provide financial advice to customers and negotiate related policies with insurance companies on behalf of customers.

Aligned distributors are independent individuals or firms who have chosen AXA to provide them with a full range of dealership services. They negotiate, on behalf of customers, policies of various insurance companies among a range of products selected by AXA.

Distribution partnerships are generally structured as sales agreements between an insurance company and another company from the financial services industry, especially banks, or from another industry, such as car dealers. This may take the form of a joint venture between the insurance company and its partner or a pure contractual distribution arrangement.

AXA's distribution strategy focuses on strengthening traditional channels and developing new ones, such as direct selling and partnerships. Staff hiring, retention of veteran staff, professionalism and commercial performance are the main initiatives to strengthen traditional distribution channels. To serve increasingly sophisticated and demanding customers, AXA believes that the diversification of its distribution channels through the development of new channels improves opportunities for increased penetration and more frequent contact with AXA's target customer base.

The split of distribution channels used by AXA's principal Life & Savings operations, based on consolidated gross revenues for the years ended December 31, 2008 and 2007, is presented below:

BASED ON GROSS REVENUES IN 2008

	Agents, salaried salesforce and direct sales	Intermediaries / independent advisers / brokers	Other networks, including corporate partnerships and bank networks
France	50%	42%	8%
United States	56%	6%	38%
Japan	43%	46%	11%
United Kingdom	16%	79%	5%
Germany	56%	36%	8%
Belgium	-	100%	-
Mediterranean & Latin American Region(a)	25%	11%	64%
Switzerland	55%	41%	4%
(a) In 2008, the share of other networks increased due to the acquisition of MPS, for which Life & Savings products are fully distributed through these channels.

BASED ON GROSS REVENUES IN 2007

	Agents, salaried salesforce and direct sales	Intermediaries / independent advisers / brokers	Other networks, including corporate partnerships and bank networks
France	52%	42%	6%
United States	52%	5%	43%
Japan	49%	37%	14%
United Kingdom	15%	80%	5%
Germany	56%	35%	9%
Belgium	-	100%	-
Mediterranean & Latin American Region	65%	20%	15%
Switzerland	63%	32%	5%

SURRENDERS AND LAPSES

For most Life & Savings products, fees and revenues are accrued over time, while costs to the issuing company in the first year are higher than costs in subsequent years due to first year commissions and the costs of underwriting and issuing a contract.
Consequently, the rate of policies remaining in-force and not lapsing, also known as the "persistency rate", plays an important role in profitability. The majority of individual Life & Savings products issued by AXA may be surrendered for a cash surrender value. Most of the individual Life & Savings products issued by AXA have front-end charges to the policyholder (or subscription fees), which are assessed at the inception date of the contract and/or surrender charges (charges assessed in the case of early surrender). Both front-end charges and surrender charges are intended to offset a portion of the acquisition costs.

26           2008 ANNUAL REPORT

Total surrenders and lapses for 2008, and the ratio of surrenders and lapses to gross surrenderable insurance reserves at the beginning of the periods indicated are presented below:

SURRENDERS AND LAPSES

	Years ended December, 31
	2008	2008	2007	2006
	Total surrenders & lapses	Surrenders & lapses ratio
	(in Euro million)%		%	%
France	6,517	6.6%	7.1%	7.0%
United States(a)	6,195	6.7%	9.1%	8.4%
Japan(b)	2,332	8.6%	8.4%	7.9%
United Kingdom	6,877	9.2%	10.6%	12.6%
Germany	884	2.6%	2.0%	2.0%
Belgium	743	3.2%	3.2%	4.5%
Mediterranean & Latin American Region(c)	3,499	13.0%	11.6%	9.6%
Switzerland	375	1.5%	2.9%	-
(a) Amounts and percentages reported for the United States operations exclude lapses and corporate separate accounts surrenders.
(b) Includes conversions in Japan.
(c)  In 2006, Mediterranean & Latin American Region consisted of Spain, Italy and Portugal. In 2007, this region also included Morocco, Greece and Turkey and, in 2008, Mexico.

PROPERTY & CASUALTY SEGMENT

AXA's Property & Casualty Segment offers a broad range of products including motor, household property and general liability insurance for both personal and commercial customers, targeting mainly small to medium sized companies. In certain countries, health products are classified as Property & Casualty products1. The Property & Casualty segment accounted for €26.0 billion, or 29% of AXA's consolidated gross revenues for the year ended December 31, 2008 (2007: €25.0 billion or 27%).

The table below summarizes AXA's Property & Casualty consolidated gross revenues (after inter-segment eliminations) and gross insurance liabilities by geographic region for the periods and at the indicated dates.

PROPERTY & CASUALTY SEGMENT

	Gross revenues Years ended December 31,						Gross insurance liabilities at December 31,
(in Euro millon, except percentages)	2008		2007		2006(a)		2008
France	5,595	21%	5,330	21%	5,187	27%	11,792
Germany	3,530	14%	3,506	14%	2,745	14%	6,250
United Kingdom & Ireland	4,420	17%	5,076	20%	4,721	24%	5,197
Belgium	2,139	8%	2,112	8%	1,511	8%	6,666
Mediterranean & Latin American Region(b)	6,414	25%	5,276	21%	3,822	20%	9,404
Switzerland	2,017	8%	1,974	8%	94	-	5,850
Other Countries	1,925	7%	1,743	7%	1,431	7%	2,471
TOTAL	26,039	100%	25,016	100%	19,510	100%	47,631
Of which:
Gross written premiums	25,937		24,937		19,459
Other revenues	102		79		52
(a) As described in Note 1.10 of "Part V - Consolidated Financial Statements", the contribution of discontinued operations is stated in a separate line of the income statement.
(b) In 2006, Mediterranean and Latin American Region consisted of Spain, Italy and Portugal. In 2007, this region also included Greece, Morocco and Turkey, and in 2008, Mexico and the Gulf Region.

MARKETS AND COMPETITION

In the Property & Casualty segment, AXA operates mainly in the largest Western European markets, including France, Germany, the United Kingdom, Belgium, Switzerland and the Mediterranean Region. AXA also offers personal and commercial Property
& Casualty insurance products in other countries in Central and Eastern Europe as well as in Canada, Asia (notably Japan,
Singapore, Korea and Hong Kong), the Middle East, and Latin America (Mexico).

The nature and level of competition vary among the countries in which AXA operates. AXA competes with other insurers in each of its Property & Casualty products and in all the markets where it operates. In general, the Property & Casualty insurance industry tends to be cyclical with surplus underwriting capacity leading to lower premium rates.

The principal competitive factors are as follows:
•    Price,
•    Quality of service,
•    Distribution network,
•    Brand recognition,
•    Ratings for financial strength and claims-paying ability (mainly group business), and
•    Changes in regulations, which may affect premium rates charged or claims settlement costs paid.

The table below presents the Property & Casualty markets in which AXA operates ranked by worldwide gross revenues in 2007, along with AXA's ranking (by market share).

(1) Some countries classify health activity in the Property & Casualty segment, while other countries classify it in the Life & Savings segment. AXA chooses to follow local classification.

28          2008 ANNUAL REPORT

PROPERTY AND CASUALTY MARKETS

	Based on worldwide gross revenues in 2007
	Country Statistics(a)		AXA(b)
	Ranking	% revenues	Ranking	Market share
France	5	5%	2	16%
Germany(g)	2	7%	3(f)	6%
United Kingdom(c)	3	7%	4	7%
Belgium	16	1%	1	22%
Mediterranean & Latin American Region
- Italy	8	3%	7	4%
- Spain	9	3%	2	9%
- Portugal	28	-	3	9%
- Turkey	27	-	2	12%
- Morocco	51	-	1	18%
- Greece	42	-	11	4%
-Gulf Region(e)	26	-	7	5%
- Mexico(d)	21	1%	1	14%
Switzerland	15	1%	1	15%

(a) Source: Swiss Re, Sigma report 2008 "World insurance in 2007".
(b) Source: AXA, mainly based on national insurance association data for each specific country in 2007.
(c) United Kingdom: includes Health, but excludes Ireland.
(d) Indicative only, as AXA purchased business in Mexico in July 2008.
(e) Gulf Region: includes Saudi Arabia, United Arab Emirates, Kuwait, Qatar and Oman.
(f) Considering all companies part of the Group of Public Insurer independently. If these companies were to be considered as a group in the rankings, AXA would rank 4th.
(g) Country statistics include Health and AXA data exclude Health.

For more details on market description, refer to "Part 2.3 - Activity Report", section "Insurance and Asset Management
Markets".

PRODUCTS AND SERVICES

AXA's Property & Casualty insurance operations offer a broad range of products including motor, household, property and general liability insurance for both personal and commercial customers (targeting mainly small to medium sized companies) and, in certain countries, health products. In addition, AXA offers engineering services to support prevention policies in companies.

The table below sets forth gross revenues and gross insurance liabilities by major product for the periods and as at the dates indicated:

PROPERTY & CASUALTY SEGMENT: GROSS REVENUES BY PRODUCT

	Gross revenues Years ended December 31,						Gross insurance liabilities at December 31,
(in Euro millon, except percentages)	2008		2007		2006(a)		2008
Personal lines
- Motor	9,053	35%	8,709	35%	6,560	34%	15,349
- Homeowners/household	3,745	14%	3,564	14%	3,016	15%	3,240
-Other	2,875	11%	2,908	12%	2,441	13%	5,471
Commercial lines
- Motor	1,877	7%	1,618	6%	1,349	7%	2,885
- Property damage	2,679	10%	2,740	11%	2,204	11%	3,012
- Liability	1,662	6%	1,740	7%	1,390	7%	6,717
-Other	3,668	14%	3,313	13%	2,222	11%	9,950
Other	378	1%	345	1%	275	1%	731
TOTAL	25,937	100%	24,937	100%	19,459	100%	47,356
Liabilities arising from policyholders' participation							276
TOTAL							47,631
(a) As described in Note 1.10 of "Part V - Consolidated Financial Statements", the contribution of discontinued operations is stated in a separate line of the income statement.

To attract and retain clients, new products are designed to add value for the clients and support cross-selling, thus improving client retention.

DISTRIBUTION CHANNELS

AXA distributes its Property & Casualty insurance products through a number of channels that vary from country to country, including exclusive agents, brokers, salaried sales forces, direct sales and banks and other partnerships, including car dealers.
In Europe, the same distribution channels are used by both AXA's Life & Savings and Property & Casualty operations. For a description of these distribution channels, please refer to the "Distribution channels" section in the Life & Savings segment of this Part 2.2.

Development of distribution channels is key to reach targeted customers and overall for the profitability of the activity.

The split of distribution channels used by AXA's Property & Casualty operations, based on gross revenues for the year ended
December 31, 2008 and 2007, is presented below:

BASED ON GROSS REVENUES IN 2008

	General agents and salaried salesforce	Intermediaries, independent advisers & brokers	Direct Sales and marketing	Other networks, including corporate partnerships and bank networks
France	70%	24%	5%	1%
Germany	48%	45%	1%	5%
United Kingdom	3%	60%	26%	10%
Belgium	2%	94%	3%	2%
Mediterranean & Latin American Region(a)	47%	41%	3%	8%
Switzerland	77%	21%	-	3%
(a) In 2008, the share of intermediaries, independent advisers and brokers increased due to the acquisition of Mexico in July 2008, for which products are fully distributed through these channels.

BASED ON GROSS REVENUES IN 2007

	General agents and salaried salesforce	Intermediaries, independent advisers & brokers	Direct Sales and marketing	Other networks, including corporate partnerships and bank networks
France	69%	26%	4%	1%
Germany	50%	45%	1%	5%
United Kingdom	3%	60%	25%	12%
Belgium	-	94%	2%	4%
Mediterranean & Latin American Region	54%	33%	4%	9%
Switzerland	76%	21%	-	3%

CEDED REINSURANCE

AXA's Property & Casualty operations use various types of reinsurance, primarily to limit their maximum exposure to catastrophic events, environmental pollution risks and certain other types of risks, in order to protect Group Solvency and reduce volatility on key financial indicators. A growing portion of AXA's Property & Casualty insurance exposures are ceded internally to AXA Cessions, which organizes external reinsurance programs. Total gross premiums ceded by AXA's Property & Casualty operations to third party reinsurers in 2008 amounted to €1,343 million (2007: €1,232 million).

30           2008 ANNUAL REPORT

INTERNATIONAL INSURANCE SEGMENT

Operations in this segment are principally focused on large risks, reinsurance and assistance. The insurance products, offered by
AXA Corporate Solutions Assurance include coverage to large national and international corporations mainly relating to property damage, third party liability, marine, aviation and transport, construction risk, financial risk, and directors and officer liability. In addition, AXA Liabilities Managers is the Group's specialized unit in charge of managing the AXA Group's Property & Casualty run-off portfolios including risks underwritten by AXA RE for all periods prior to and including 2005 when AXA RE's business was sold. Reinsurance operations (AXA RE) principally focus on property damage, third party liability, marine and aviation property, and third-party liability reinsurance. The reserves corresponding to the ceded business are fully reinsured by Paris Ré, with AXA RE however retaining the risk of any deviation (positive or negative) as compared to the reserves constituted as at January 1, 2006 in respect of occurrence years 2005 and prior.

The businesses of the International Insurance activities are described below. The International Insurance segment accounted for
€2.8 billion, or 3% of AXA's consolidated gross revenues for the year ended December 31, 2008 (2007: €3.6 billion or 4%).

AXA Corporate Solutions Assurance is the AXA Group subsidiary dedicated to worldwide Property & Casualty insurance of large national and multinational corporations, and to Aviation, Marine and Space insurance.

AXA Cessions is an intra-group reinsurance company. Most of the companies within the AXA Group cede internally some of their major claims and catastrophic exposure to AXA Cessions which analyzes structures and places reinsurance programs for these risks with third-party reinsurers. It also provides advice in risk management and purchase of reinsurance cover to
AXA Group subsidiaries.

AXA Assistance provides assistance services including medical aid for travelers, automobile-related road assistance, home assistance and health-related services mainly to banking and insurance companies, tour operators, telecommunications operators, gas, water and electricity utilities and automobiles manufacturers. AXA Assistance has also developed its expertise in the home services market.

AXA Liabilities Managers is the Group's specialized unit in charge of managing the AXA Group's Property & Casualty run-off portfolios. This entity manages the internal run-off portfolios of AXA UK, AXA Germany and AXA Belgium, as well as a number of stand-alone run-off companies in the "Other International Activities" segment. In connection with the disposal of AXA's reinsurance activities, AXA Liabilities Managers also manages the run-off of AXA RE as noted above.

The table below summarizes AXA's consolidated gross revenues and gross insurance liabilities (gross of reinsurance) for the
International Insurance segment for the periods and at the dates indicated:

INTERNATIONAL INSURANCE

	Gross revenues Years ended December 31,						Gross insurance liabilities at December 31,
(in Euro millon, except percentages)	2008		2007		2006		2008
AXA Corporate Solutions Assurance	1,954	69%	1,805	51%	1,689	45%	5,476
AXA Cessions	50	2%	67	2%	56	2%	259
AXA Assistance	751	26%	699	20%	621	17%	288
Other international activities	86	3%	996	28%	1,351	36%	4,942
of which
AXA RE(a)	-6	-	896	25%	1,217	33%	2,255
AXA Liabilities Managers	17	1%	18	1%	36	1%	2,021
AXA Corporate Solutions Life Reinsurance	75	3%	82	2%	98	3%	666
TOTAL	2,841	100%	3,568	100%	3,716	100%	10,965
Gross written premiums	2,654		3,407		3,572		-
Other revenues	187		161		144		-
(a) In 2006 and 2007, revenues represent business fronted by AXA RE until October 2007, and fully reinsured by Paris RE (fronting arrangement set in place in the context of the sale of AXA RE's business to Paris RE in 2006).

MARKET AND COMPETITION

AXA Corporate Solutions Assurance. The competitors in the global risks market are acting at a worldwide level with multinational clients placing their risks far beyond their countries of origin via international programs or in key global marketplaces. Since 2005, after several years of rate increases and program restructurings, the market had experienced soft underwriting conditions on these lines of business. 2008 confirmed the slowdown of this trend and a general upturn of the pricing cycle is expected with
January 1, 2009 renewals already showing rate increases in specialty lines of business. AXA Corporate Solutions Assurance is among the top five large corporate risks insurers in Europe1.

AXA Assistance is one of the three leading worldwide assistance companies, in a market seeing the emergence of some specialized niche players2.

PRODUCTS AND SERVICES

AXA Corporate Solutions Assurance provides global insurance programs to large international corporations that require coverage for all their worldwide locations. AXA Corporate Solutions Assurance underwrites large insurance risks such as property damage, liability, construction risks, motor fleet, marine and aviation. AXA also offers loss-prevention and risk management services.

AXA Assistance provides both emergency and daily services and health management through a new range of products and claims management. AXA Assistance has developed its expertise in managing crisis situations, whether they are of a political nature, health-related nature or linked to natural disasters.

The table below presents the International Insurance segment's gross revenues and gross insurance liabilities by major product for the periods and at the dates indicated:

INTERNATIONAL INSURANCE

	Gross revenues Years ended December 31,						Gross insurance liabilities at December 31,
(in Euro millon, except percentages)	2008		2007		2006		2008
Property damage	526	20%	957	28%	1,132	32%	1,604
Motor, Marine, Aviation	805	30%	956	28%	977	27%	2,980
Casualty / Civil Liability	410	15%	467	14%	493	14%	3,649
Other	913	34%	1,027	30%	969	27%	2,751
TOTAL	2,654	100%	3,407	100%	3,572	100%	10,985
Derivatives relating to insurance and investment contracts							(20)
TOTAL							10,965

DISTRIBUTION CHANNELS

AXA Corporate Solutions Assurance mainly distributes its products through international brokers, but also domestic brokers.
Marine and aviation business is distributed through specialized brokers.

AXA Assistance mainly operates as a business-to-business company although it also uses direct sales and marketing to sell its products. In countries in which AXA offers Property & Casualty insurance products such as France, Switzerland, Mediterranean and Latin American Region, Belgium, the United Kingdom and Germany, AXA distribution networks offer assistance services among their portfolio of insurance products. AXA Assistance aims at integrating service providers and developing capacities of distribution to final customers.

CEDED REINSURANCE AND RETROCESSION

AXA Corporate Solutions Assurance reviews annually its exposure to ensure that the risks underwritten are diversified geographically and by lines of business in order to manage concentration risk. In 2008, AXA Corporate Solutions Assurance ceded €849 million of premiums (2007: €714 million) to third-party reinsurers.

Also, in 2008, approximately €818 million of premiums were placed externally by AXA Cessions on behalf of AXA's insurance subsidiaries (2007: €757 million), mainly for Property & Casualty business but also increasingly in Life & Savings.

(1) Sources: Lehman Brothers, Merrill Lynch, JP Morgan, KBW, Annual Reports.
(2) Source: SNSA (National Syndicate of Insurance Companies).

32          2008 ANNUAL REPORT

ASSET MANAGEMENT SEGMENT

Asset Management is important to AXA, from both a strategic and a profitability perspective. The development of Asset Management activities is a key part of AXA's financial services strategy, which seeks to capitalize on existing strengths and expand its client base. This strategy is based on the belief that its asset management expertise will enable AXA to benefit in the future from the expected growth in savings-related products in the markets in which it operates. The Asset Management segment accounted for
€3.9 billion, or 4% of AXA's consolidated gross revenues for the year-ended December 31, 2008 (2007: €4.9 billion or 5%).

AXA's principal Asset Management companies are AllianceBernstein and AXA Investment Managers. These companies manage assets on behalf of institutional clients, retail investors and private clients, as well as on behalf of companies affiliated with AXA.

AXA has asset management specialists' teams in each of its major markets: Western Europe, the United States and the Asia /
Pacific region.

The table below sets forth the total assets managed by AllianceBernstein and AXA Investment Managers, including assets managed on behalf of third parties, and the fees earned by such companies on these assets for the indicated dates and periods.

ASSETS MANAGEMENT SEGMENT

(in Euro million)	2008	2007	2006
Assets managed by AXA's Assets Managers at December 31,(a)
Managed on behalf of third parties(b)	415,035	657,957	651,184
Assets backing contracts with financial risk borne by policyholders	60,955	95,225	94,999
Other invested assets	340,022	338,672	282,573
TOTAL	816,012	1,091,853	1,028,756
Of which
AllianceBernstein	331,077	543,465	544,123
AXA Investment Managers	484,935	548,388	484,633
Commissions and fees earned for the years ended December 31,
AllianceBernstein	2,627	3,277	3,102
AXA Investment Managers	1,716	2,006	1,679
SUB-TOTAL	4,342	5,283	4,781
Intercompany eliminations	(395)	(420)	(375)
CONTRIBUTION TO AXA'S CONSOLIDATED GROSS REVENUES	3,947	4,863	4,406
(a) Based on estimated fair value at the dates indicated. Assets under management presented in this table are based on asset management companies only. AXA Group (including insurance companies) assets under management amounted to €981.5 billion, €1,281.4 billion, and €1,278.0 billion, as of December 31,2008, 2007 and 2006 respectively.
(b) Includes Mutuelles AXA.

MARKET AND COMPETITION, PRODUCTS AND SERVICES,
AND DISTRIBUTION CHANNELS

AllianceBernstein

AllianceBernstein, a 65% subsidiary of AXA Financial, is a leading global investment management firm based in the United States.
AllianceBernstein provides diversified investment management and related services to individual investors, private clients and to a variety of institutional clients, including AXA and its insurance company subsidiaries (which collectively are AllianceBernstein's largest client). AllianceBernstein Holding L.P. is listed on the New York Stock Exchange under the ticker symbol "AB".

AllianceBernstein provides diversified Asset Management and related services globally to a broad range of clients including:
•    Diversified investment management services through separately managed accounts, hedge funds, mutual funds, and other investment vehicles to private clients (such as high net worth individuals, trusts and estates and charitable foundations),
•    Management of mutual funds sponsored by AllianceBernstein, its subsidiaries and affiliates, for individual investors,
•    Management of investments on behalf of institutional investors, and
•    Independent research and brokerage-related services for institutional investors.

At December 31, 2008, AllianceBernstein had €331.1 billion of assets under management, including €263.8 billion of assets managed on behalf of third party clients (2007: €543.5 billion and €461.1 billion, respectively).

AXA Investment Managers ("AXA IM")

AXA IM, headquartered in Paris, is a significant player in the international Asset Management business. AXA IM provides its clients with a wide range of global products and expertise via mutual funds and dedicated portfolios. AXA IM's clients include
(i) institutional investors, (ii) individual investors to whom mutual funds are distributed through AXA and external distribution networks, and (iii) AXA's insurance subsidiaries both for main fund and unit-linked fund backing insurance products.

At December 31, 2008, AXA IM had €484.9 billion of assets under management, including €151.2 billion of assets managed on behalf of third party clients (2007: €548.4 billion and €196.8 billion, respectively).

34           2008 ANNUAL REPORT

BANKING SEGMENT

The operations in the Banking segment are conducted primarily in Belgium, France and Germany. For the years ended December 31,
2008 and 2007, the Banking segment accounted for €0.4 billion and €0.3 billion, respectively, or less than 1% of AXA's consolidated gross revenues.

This segment's operations principally include:

AXA BANK EUROPE

AXA Bank Europe, a subsidiary of AXA Belgium, offers a comprehensive range of financial services to individuals and small businesses and has a network of approximately 950 exclusive independent bank agents, who also support the sale of products offered by AXA Investment Managers and of insurance products offered by AXA Belgium. AXA Bank Europe is the sixth bank in Belgium where the four largest banks represent 85% of the market1.

AXA BANQUE

Based in Paris, AXA Banque had more than 675,000 registered customers at the end of 2008, with development focused on exclusive networks (exclusive agents and salaried sales force) covering 80% of client scope. It offers a large range of retail banking products including deposit and savings accounts and consumer loans.

GERMAN BANK

AXA Bank targets private customers in retail banking, and is an important element of pensions and asset management of
AXA Germany. The Bank had approximately 76,000 customers at year-end 2008. The major activities of AXA Bank are mortgage loans, mutual funds and deposits. These products are sold exclusively through the tied agent network of AXA Germany.

(1) AXA source

2.2 INFORMATION ON THE COMPANY

Property & Casualty and

International Insurance claims reserves

ESTABLISHMENT OF CLAIMS RESERVES

AXA is required by applicable insurance laws and regulations, and generally accepted accounting principles to establish reserves for outstanding claims (claims which have not yet been settled) and associated claims expenses that arise from its Property
& Casualty and International Insurance operations.

LOSS RESERVE DEVELOPMENT TABLE

The loss reserve development table shows movements in loss reserves between 1998 and 2008, based on previously applied accounting standards, in accordance with IFRS 4. All contracts concerned are insurance contracts as defined by IFRS.

The first line entitled "Gross reserves for unpaid claims and claim expenses developed initially at the booking date" represents the loss reserves developed in the balance sheet on the reporting date for the year indicated in the column heading. For example, the amount of €31,168 million appearing in the first line of the table in the 2005 column represents all loss reserves developed in all years of occurrence prior to and including 2005, recognized on the company's balance sheet at December 31, 2005.

The second line entitled "Gross reserves for unpaid claims and claim expenses developed in 2008 adjusted for changes in exchange rates and scope of consolidation" indicates the amount that would have been developed initially at the booking date had the exchange rates for the current year been used (for reserves recognized by AXA Group entities that do not use the Euro as their functional currency) and assuming an identical scope of consolidation to that used for the last diagonal of the table.

Preparation of the last diagonal reflects the fact that, following the merger of some newly-acquired portfolios with the AXA Group's existing portfolios, it is not always technically possible to distinguish, within payments made in a given year in respect of prior occurrence years, between those relating to the historical portfolio and those relating to the recently-acquired portfolio. In these cases, the merged scope is used to prepare the last diagonal of the table, even in the columns corresponding to years before the one in which the most recent portfolio was acquired.

With effect from the development of loss reserves at end of 2006, however, AXA uses the method which consists in completing each column of the table using the same scope as that used for "Gross reserves for unpaid claims and claim expenses developed initially at the booking date". In practice, therefore, with effect from the 2006 column, the differences between the first and second lines are mainly due to exchange rate impacts and only marginally to changes in scope of consolidation.

Also with effect from year end 2006, IBNR reserves related to construction insurance in France (so called "PSNEM") and the annuity reserves for the Property & Casualty segment have been included in the loss reserve development table for Property
& Casualty and the International Insurance (excluding AXA RE).

The first section of the table entitled "Cumulative payments" shows, for a given column N, the cumulative amount of payments related to years of occurrence prior to and including N, made since December 31 of year N.

The second part of the table entitled "Reserve re-estimated" shows, for a given column N, an estimate of the final cost of liabilities carried at December 31 of year N in respect of all years of occurrence prior to and including N, at each future period end. The final cost estimate varies year on year as information relating to losses still outstanding becomes more reliable.

The surplus (shortfall) of the initial reserve with respect to the re-estimated gross final cost for each year represents, for a given year N, the difference between the amount shown in the second line (gross reserves for unpaid claims and claims expenses developed in 2008 adjusted for changes in exchange rates and scope of consolidation) and the amount shown in the final diagonal under "Reserve re-estimated".

36           2008 ANNUAL REPORT

LOSS RESERVES DEVELOPMENT TABLE: PROPERTY & CASUALTY
AND INTERNATIONAL INSURANCE (EXCLUDING AXA RE)

(In Euro million except percentages)	1998	1999 (b)	2000	2001	2002	2003	2004 (c)	2005	2006 (d)	2007	2008
Gross reserves for unpaid claims and claims expenses developed initially at the booking date (c)	20,941	26,656	26,916	28,636	28,465	27,825	29,128	31,168	41,301	44,020	44,046
Gross reserves for unpaid claims and claims expenses developed in 2008 adjusted for changes in exchange rates and scope of consolidation (c)	21,346	23,000	23,738	25,158	25,716	26,414	27,230	28,598	41,983	43,433	44,046
Cumulative payments at:
One year later	4,745	7,727	6,807	6,715	6,371	6,075	6,180	6,084	7,652	8,312
Two years later	6,818	11,184	10,302	9,900	9,554	9,233	8,871	8,700	11,243
Three years later	9,361	13,474	12,378	12,440	11,846	11,332	10,580	10,314
Four years later	10,632	14,798	14,220	14,140	13,411	12,518	11,590
Five years later	11,384	16,239	15,297	15,410	14,159	13,131
Six years later	12,435	16,554	16,420	15,816	14,414
Seven years later	12,889	17,667	16,646	15,831
Eight years later	13,557	17,742	16,483
Nine years later	13,727	17,302
Ten years later	13,751
Reserve re-estimated at:
One year later	19,040	23,041	27,069	27,425	26,856	27,527	29,179	29,878	40,966	41,371
Two years later	19,407	26,294	25,919	25,718	26,219	26,791	27,833	27,084	38,406
Three years later	22,048	25,542	24,864	25,610	25,835	26,920	25,572	24,595
Four years later	21,485	24,409	24,665	25,542	25,783	24,994	23,455
Five years later	20,804	24,304	24,658	25,756	24,076	23,153
Six years later	20,820	24,174	25,093	24,112	22,458
Seven years later	20,671	24,720	23,585	22,577
Eight years later	21,049	23,387	22,226
Nine years later	20,120	22,102
Ten years later	19,514
Cumulative redundancy (deficiency) from the initial gross reserves in excess of re-estimated gross reserves: (a)
Amount	1,832	897	1,512	2,580	3,257	3,260	3,775	4,003	3,577	2,061
Percentages	8.6%	3.9%	6.4%	10.3%	12.7%	12.3%	13.9%	14.0%	8.5%	4.7%
(a) It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserves development presented in the table, as conditions and trends that have affected development of the liability in prior periods may not necessarily occur in the future periods. Redundancy/deficiency disclosed includes forex impact between one year and the next.
This line also includes the impact of the unwind of discount rate on annuities (which are developed from 2006 on) for an amount of €107 million for 2007 and €196 million for 2006.
(b)AXA acquired GRE in May 1999. GRE's operations have been integrated within AXA. At the time of acquisition, GRE's gross reserves totaled €5.6 billion.
(c)  In 2004, AXA Corporate Solutions Assurance US, AXA RE P&C Insurance Company and AXA RE P&C Reinsurance were transferred from AXA RE to "other international activities". The reserves of AXA Corporate Solutions Assurance US were presented on an occurrence year basis and included in the Property
& Casualty loss reserves development table. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company were presented on an underwriting year basis and included in the AXA RE loss reserves development table.
(d) In 2006, Winterthur's operations were integrated within AXA. Total loss reserves developed amounted to €41.3 billion including €8.7 billion in respect of
Winterthur (final figure after PGAAP re-opening).

LOSS RESERVES DEVELOPMENT TABLE: AXA RE

On December 21, 2006, the AXA Group finalized an agreement to sell the AXA RE reinsurance business to Paris Ré Holding.
Under the terms of the agreement, AXA retains exposure to any changes in the final cost of claims occurring before December
31, 2005. However, the proportional treaty set in place as part of the agreement between AXA RE and Paris Ré protects AXA entirely from any claims occurring after January 1, 2006. Consequently, the table below shows the development of loss reserves recognized in AXA RE's balance sheet at each year-end until December 31, 2005. Reserves recognized after that, which correspond to exposure assumed fully by Paris Ré, have not been developed.

(in Euro million except percentages)	1998	1999	2000	2001(c)	2002	2003	2004(b)	2005
Gross reserves for unpaid claims and claims expenses developed initially at the booking date(a)	3,060	3,396	3,455	5,868	4,778	4,200	3,314	4,523
Gross reserves for unpaid claims and claims expenses developed in 2008(d)	3,060	3,396	3,453	5,868	4,778	3,742	3,314	4,253
Initial retroceded reserves	(416)	(430)	(393)	(1,652)	(1,020)	(853)	(410)	(1,048)
Retroceded reserves in 2008(d)	(416)	(430)	(393)	(1,652)	(1,020)	(461)	(502)	(1,048)
Initial net claims reserves	2,644	2,966	3,060	4,216	3,758	3,281	2,812	3,205
Cumulative payments at:
One year later	956	1,165	1,218	1,987	1,441	950	1,127	1,191
Two years later	1,594	1,893	1,860	3,198	2,113	1,543	1,574	1,688
Three years later	2,000	2,265	2,449	3,603	2,570	1,784	1,812	2,123
Four years later	2,232	2,779	2,549	3,978	2,768	1,953	2,289
Five years later	2,677	2,726	2,770	4,140	2,899	2,352
Six years later	2,566	2,894	2,874	4,242	3,239
Seven years later	2,697	2,966	2,939	4,538
Eight years later	2,755	3,011	3,148
Nine years later	2,794	3,099
Ten years later	2,878
Reserve re-estimated at:
One year later	3,743	3,969	4,199	5,922	5,012	3,438	3,797	4,061
Two years later	3,817	4,105	4,061	6,183	4,163	3,642	3,621	3,745
Three years later	3,772	3,955	4,034	5,314	4,374	3,514	3,399	3,884
Four years later	3,643	4,027	3,817	5,536	4,281	3,332	3,664
Five years later	3,722	3,755	3,944	5,466	4,107	3,553
Six years later	3,444	3,845	3,887	5,308	4,326
Seven years later	3,521	3,797	3,766	5,451
Eight years later	3,478	3,713	3,895
Nine years later	3,403	3,723
Ten years later	3,459
Cumulative redundancy (deficiency) from the initial gross claims reserves in excess of (less than) re-estimated gross claim reserves	(399)	(327)	(442)	417	452	189	(350)	369
Re-estimated retroceded reserves	590	504	572	1,364	1,003	722	1,057	1,394
Premium adjustment(b)	724	1,034	1,281	1,387	1,289	580	374	404
Re-estimated net claims reserves	2,145	2,185	2,042	2,700	2,034	2,251	2,233	2,086
Initial net claims reserves in excess of (less than) re-estimated net claims reserves as at December 31,2008
Amount(a)	499	781	1,018	1,516	1,724	1,030	579	1,119
Percentages of original net reserve(a)	18.9%	26.3%	33.3%	36.0%	45.9%	31.4%	20.6%	34.9%
(a) The loss reserves development table is presented on an underwriting year basis for AXA RE business. Accordingly reserves re-estimated and the excess of re-estimated reserves of the initial reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserves development presented in the table, as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in future periods.
(b) Represents premiums earned subsequent to the accounting year end and premium reinstatements/experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.
(c)  In 2001, AXA RE's claims reserves were adversely affected by the September 11 attacks.
(d) In 2004, AXA Corporate Solutions Assurance US, AXA RE P&C Insurance Company and AXA RE P&C Reinsurance were transferred from AXA RE to the "other international activities". The reserves of AXA Corporate Solutions Assurance US were presented on an occurrence year basis and included in the Property & Casualty loss reserves development table. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company were presented on an underwriting year basis and included in the AXA RE loss reserves development table.

38           2008 ANNUAL REPORT

RECONCILIATION BETWEEN DEVELOPED RESERVES AND TOTAL
RECOGNIZED CLAIM RESERVES

(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006(c)
Gross claims and other reserves developed
Property & Casualty and International Insurance (excluding AXA RE)	44,046	44,020	41,301
- Of which future policy benefits annuity reserves	3,530	3,321	-
- Of which construction reserves (PSNEM)	1,592	1,418	1,258
Future policy benefits annuity reserves (separately developed in 2006)	_	_	2,492
Total gross claims and other reserves developed	44,046	44,020	43,793
Other reserves non developed(b)	4,431	4,734	5,242
Total gross claim reserves and other reserves for Property & Casualty and International Insurance	48,477	48,754	49,035
(a) Total gross claims and other reserves developed are presented on the basis of the loss reserves development table. The reserves of AXA Corporate Solutions Insurance US were included in Property & Casualty and International Insurance loss reserves. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company (€165 million in 2008, €203 million in 2007 and €282 million in 2006) were included in AXA RE's loss reserves development table.
(b) Includes reserves on acceptations (€798 million in 2008, €699 million in 2007 and €771 million in 2006).
(c)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

ENVIRONMENTAL, ASBESTOS AND OTHER EXPOSURES

AXA regularly reviews environmental, asbestos and other related exposures to ensure that loss provisions take into account recent developments and information. Further details are provided in Note 14.7 "Environmental pollution and asbestos" included in "Part V - Consolidated Financial Statements" of this Annual Report.

2.2 INFORMATION ON THE COMPANY

Additional factors which may
affect AXA's business

For information relating to certain additional matters that may affect AXA's business, see the "Risk factors" Section included in
Part IV, and Part V "Consolidated Financial Statements" included in this Annual Report.

REGULATION

AXA is engaged in regulated business activities on a global basis through numerous operating subsidiaries and the Group's principal business activities of insurance and asset management are subject to comprehensive regulation and supervision in each of the various jurisdictions where the Group operates. AXA SA, the ultimate parent holding company of the AXA Group, is also subject to extensive regulation as a result of its listing on Euronext Paris and on the New York Stock Exchange and its
nterest in numerous regulated insurance and asset management subsidiaries. Given that the AXA Group is headquartered in
Paris, France, this supervision is based to a significant extent on European Union ("EU") directives, discussed more fully below, and on the French regulatory system. The AXA Group's principal regulators in France are the Autorite des marches financiers
("AMF"), which is the French financial market regulator, and the Autorite de Controle des Assurances et des Mutuelles ("ACAM"),
which is the principal French insurance regulator.

REGULATORY AND LEGISLATIVE INITIATIVES RELATED TO FINANCIAL
MARKET CRISIS

The financial market crisis of 2008 gave rise to numerous legislative and regulatory initiatives across various jurisdictions where the Group does business. Most of these initiatives, which were generally designed to stabilize financial markets and financial institutions around the world, were enacted during the fourth quarter of 2008 following the bankruptcy of Lehman Brothers and the bail-out of American International Group in September 2008. These initiatives included government programs in France, the
United States and most of the other principal markets where the Group does business.

While the precise nature, scope and extent of legislative and regulatory initiatives growing out of the financial market crisis is not clear yet, management believes that many of the principal jurisdictions where the Group does business are likely to consider fundamental legislative and regulatory reforms to address the perceived "root causes" of the financial crisis. Management believes that these initiatives will likely revolve around common themes but may result in the enactment of a series of technically incoherent and inconsistent measures across the various jurisdictions where the Group does business, with broad potential implications for the Group and its business. Management believes that these initiatives are likely to revolve around the following areas and themes, among others:
•   Potential Reforms to Regulatory Structures
- Proposal to establish a cross-border "supra-national" regulator to supervise the largest global financial institutions
- Move towards a universal "FSA-type" regulatory structure in the US with an optional or mandatory Federal charter for insurance companies and increased powers for the US Federal Reserve and Treasury to broadly regulate financial institutions and systemic risk
- Similar proposals aimed at addressing the risk of "regulatory arbitrage" arising from fractured and inconsistent regulation of financial institutions both nationally and internationally.

•   Potential Legislative Initiatives designed to "cure" perceived excessive risk taking and misaligned financial incentives
-Attempts to legislate corporate governance standards and principles
- Increased responsibilities of Boards and Board Committees to specifically identify and address financial incentives that may lead to "excessive" risk taking by an institution with broad potential implications for fiduciary duties and liabilities of directors
- Increased restrictions on, and new disclosure requirements with respect to, executive compensation
- Increased restrictions on, and new disclosure requirements with respect to, related party transactions
- Increased restrictions on, and new disclosure requirements with respect to, conflicts of interest - in particular aimed at misaligned financial incentives
- Increased restrictions on, and new disclosure requirements with respect to, securitization transactions - in particular retention of risk by originators/ sponsors
- Increased restrictions on, and new disclosure requirements with respect to, off-balance sheet arrangements.

40           2008 ANNUAL REPORT

•   Potential Financial Market Regulation Reforms
- Establishment of regulated trading markets for Credit Default Swaps (CDSs) and other derivatives
- Potential regulation of CDSs as "credit insurance" requiring licensing of institutions offering these instruments
- Regulation of ratings agencies and redefinition of the relationship (including compensation relationship) between agencies and issuers
- Regulation of hedge funds, mortgage brokers, non-bank lenders and other participants in the "shadow" financial systems
- Tighter regulation of short selling
- Review of mark-to-market accounting rules and impairment rules.

•   Potential Reforms to solvency, capital and liquidity requirements for financial institutions including limitations on excessive leverage
- Proposals to subject "systemically significant" institutions to more stringent requirements.

•   Potential Consumer Protection Reforms for Financial Products
- Proposals to create consumer protections structures such as a "Consumer Financial Products Safety Commission" charged with broad oversight of all types of consumer financial products - from banking to insurance to asset management and beyond.

•   Increased prosecution and criminalization of corporate risks.

Management believes that 2009 is likely to see significant regulation in some or all of these areas, among others, and that the massive injection of government funds into a number of major financial institutions over the past months has broad potential triplications, the full extent of which is not clear yet, for those institutions (and for the financial services sector more generally)
in terms of the extent and nature of continuing government influence and control. The Group will monitor the evolution of these initiatives and their potential impact on our business closely over the coming months.

Financial institutions such as AXA, that have not received any form of government support or backing, find themselves increasingly competing directly against government supported or controlled financial institutions in many of their principal markets. This is an unprecedented situation with broad potential implications for the competitive landscape going forward. In this context, management is concerned about potentially abusive uncompetitive practices by its government supported or controlled competitors, for example, in attempting to use their government backing as a marketing advantage with consumers and/or taking advantage of government injected funds to aggressively "buy" revenues and market shares by underwriting risks on an unprofitable basis - in both cases to the detriment of pure private sector players such as AXA. Management is monitoring this situation very closely and will act to protect its interests where warranted.

INSURANCE RELATED REGULATION

While the extent and nature of regulation varies from country to country, most jurisdictions in which AXA's insurance subsidiaries operate have laws and regulations governing sales practices, standards of solvency, levels of capital and reserves, permitted types and concentrations of investments, business conduct, agent licensing, approval of policy forms and, for certain lines of insurance, approval or filing of rates. In certain jurisdictions, regulations limit sales commissions and certain other marketing expenses that may be incurred by the insurer. In general, insurers are required to file detailed annual financial statements with their supervisory agencies in each of the jurisdictions in which they do business. Such agencies may conduct regular or targeted examinations of the insurers'
operations and accounts and make requests for information from the insurer. Certain jurisdictions also require registration and periodic reporting by holding companies that control a licensed insurer. This holding company legislation typically requires periodic disclosure concerning the corporation that controls the licensed insurer and other affiliated companies, including prior approval of transactions between the insurer and other affiliates such as inter-Group transfers of assets and payment of dividends by the controlled insurer.
In general, these regulatory regimes are designed to protect the interests of policyholders rather than shareholders.

REGULATORY CAPITAL REQUIREMENTS

The Company's insurance subsidiaries are subject to regulatory capital requirements in the jurisdictions where they do business, which are designed to monitor capital adequacy and to protect policyholders. While the specific regulatory capital requirements
(including definition of admitted assets and methods of calculation) vary between jurisdictions, an insurer's required capital can be impacted by a wide variety of factors including, but not limited to, business mix, product design, sales volume, invested assets, liabilities, reserves and movements in the capital markets, including interest rates and equity markets. Regulatory capital requirements may increase, possibly significantly, during periods of declining equity markets and/or lower interest rates such as those experienced during 2008.

At the consolidated Group level, the Company is required to calculate, in accordance with applicable French "Solvency 1"
regulations, a consolidated solvency margin ratio which represents the Company's total available capital as compared to its required regulatory capital. Under applicable French regulations, 100% is the minimum required consolidated solvency margin for the Company. As at December 31, 2008 the Company's consolidated solvency margin was 131% (or 127% taking into account the proposed 2008 dividend payment of €0.40 per share). The Company's year-end 2008 solvency margin is lower than its consolidated solvency margin at December 31, 2007 (154%) and is also lower than the consolidated solvency margin ratios published by certain of the Company's principal competitors.

Insurance regulators have broad discretion in interpreting, applying and enforcing their rules and regulations with respect to regulatory capital requirements and, during periods of extreme financial market turmoil of the type we have experienced over the past several months, regulators may become more conservative in the interpretation, application and enforcement of these rules which may involve them, for example, imposing increased reserving requirements for certain types of risks, greater liquidity requirements, higher discounts/"haircuts" on certain assets or asset classes, more conservative calculation methodologies or taking other similar measures which may significantly increase regulatory capital requirements.

Ratings agencies also take into account the Company's consolidated solvency margin and the regulatory capital position of its insurance subsidiaries in assessing our financial strength and credit ratings. Ratings agencies may make changes to their internal models from time to time that may increase or decrease the amount of capital we must hold in order to maintain our current ratings. To the extent that our regulatory capital levels are deemed insufficient to meet rating agency criteria, our financial strength and credit ratings may be downgraded.

Management monitors the Company's consolidated solvency margin and the regulatory capital requirements of its insurance subsidiaries on an on-going basis both for regulatory compliance purposes and to ensure that the Company and its subsidiaries are appropriately positioned from a competitive point of view. In the event of a failure by the Company and/or any of its insurance subsidiaries to meet minimum regulatory capital requirements, insurance regulators have broad authority to require or take various regulatory actions including limiting or prohibiting the issuance of new business, prohibiting payment of dividends, and/or, in extreme cases, putting a company into rehabilitation or insolvency proceedings. A failure of any of the Company's insurance subsidiaries to meet their regulatory capital requirements may also result in the Company having to inject significant amounts of new capital into its insurance subsidiaries which could adversely affect the Company's liquidity position, results of operations and financial position. For further information, please see Section 4.1 - "Risk Factors" - "The Company's consolidated solvency margin declined significantly during 2008 and continued adverse capital market conditions may further negatively impact our consolidated solvency margin and the regulatory capital requirements of our insurance subsidiaries which could have a material adverse affect on our business, liquidity, credit ratings, results of operations and financial position".

EUROPE

In Europe, AXA operates in most major markets, including France, Germany, the United Kingdom ("UK") and Belgium through free-
standing subsidiaries that are subject to a comprehensive regulatory regime based on the EU insurance directives on life insurance and insurance other than life insurance. These directives have been implemented in France, Germany, the UK and other European jurisdictions and are founded on the "home country control" principle, according to which the ongoing regulation of insurance companies, including their non-home country insurance operations (whether direct or through branches), is the responsibility of the home country insurance regulatory authority. The home country insurance regulator monitors compliance with applicable regulations, including regulations governing solvency, actuarial reserves, investment of assets, statutory accounting principles, internal governance and periodic reporting requirements. In France, ACAM monitors compliance with applicable regulations, the insurer's capital base and actuarial reserves, as well as the assets of the insurer that support such reserves. Selling activities of non-home country insurance operations, however, are generally supervised by the regulator in the country in which the sale of the insurance product takes place. As a result of the implementation of these directives, an insurance company that has been licensed to conduct insurance business in one jurisdiction of the EU may do business directly or through branches in all other jurisdictions of the EU without being subject to additional licensing requirements in the other jurisdictions.

The EU has also adopted various directives concerning solvency margin requirements for insurers and insurance groups:
•   A 1998 EU directive, implemented into French law in 2002, requires insurance groups to calculate a consolidated solvency margin. In accordance with this directive, AXA must establish appropriate internal controls to ensure solvency sufficient to cover all of the Group's insurance liabilities, inform the French insurance regulatory authorities annually of certain intra-group transactions, and calculate on a consolidated basis the capital needed to meet the respective solvency requirements of the
Group's insurance subsidiaries. Similar solvency requirements must be fulfilled by intermediate holding companies that own
AXA Group insurance subsidiaries in different EU jurisdictions.
•   A 2002 EU directive, implemented into French law in 2005, concerns the regulation and supervision of financial conglomerates and provides for the assessment of financial conglomerates capital requirements at the consolidated Group level, the supervision of risk concentration and intra-group transactions, and the prevention of double-leveraging of the capital of a parent holding company, i.e. once at the holding parent level and a second time at the subsidiary level ("double gearing"). Although the AXA
Group is not currently deemed a financial conglomerate within the meaning of this legislation by the French insurance regulator, there can be no assurance that it will not become (or be deemed) a financial conglomerate in the future. Due to the lack of uniform interpretation of this legislation by local insurance regulators throughout the various EU jurisdictions, AXA's Belgian subsidiaries have been deemed a financial conglomerate by the Belgian insurance regulator and it is possible that other
European subsidiaries of the AXA Group may also be deemed financial conglomerates by local regulators thereby subjecting them to the requirements of this law.
•   The European Commission (the "Commission"), jointly with Member States, is carrying out a fundamental review of the regulatory capital regime of the insurance industry (the "Solvency 2" project) that will update the existing life, non-life, reinsurance and insurance groups directives. Its principal objective is to establish a solvency system that is better matched to the true risks of insurers, enabling supervisors to protect policyholders' interests as effectively as possible and in accordance with common principles across the EU. Solvency 2 is expected to be based on the concept of three pillars: minimum capital requirements, supervisory review of firms' assessments of risk and enhanced disclosure requirements. Its scope is expected to cover, among other matters, valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements.

42           2008 ANNUAL REPORT

Under Solvency 2, companies will be encouraged to improve their risk management processes and will be permitted to make use of internal economic capital models to enable a better understanding of risks and appropriate adaptation of the model to each insurer's specific business mix and risks. In 2007, the Commission adopted a draft directive setting forth various policy principles and guidelines that will act as a framework for the development of the Solvency 2 regime. Implementing measures will be adopted by the Commission and the Member States, supplementing this framework, and Solvency 2 is expected to be implemented by 2012.

In addition to these directives governing solvency of insurance companies and groups, in France, Germany, the UK, and certain other European jurisdictions, Property & Casualty insurers are required to maintain equalization reserves to protect themselves against the impact of large claims and catastrophes. The basis on which these equalization reserves are established is set out in the local country regulations based on pre-established formulas applicable to certain lines of business and may be capped at a maximum level.

There have been a number of other initiatives in Europe with implications for AXA's European insurance subsidiaries, and the
European insurance sector more generally, including the following:
•   The financial stabilization initiatives referred to above.
•    In various European and other jurisdictions, including the UK, insurance and financial services regulators have adopted or are generally moving towards a "principles based" system of regulation founded on a set of general and broadly worded principles rather than detailed prescriptive rules. These principles, which provide regulators with broad discretion in their application, cover a variety of matters and are designed to ensure, among other matters, that insurers and other financial services providers treat their customers fairly, conduct their business with the requisite levels of integrity and ethics, maintain appropriate corporate governance practices and internal controls, and generally manage their businesses in a prudent manner taking into account their fiduciary duties and the interests of their customers.
•   Over the past several years a number of European jurisdictions, including France and Belgium, and other jurisdictions have enacted legislation that permits corporate entities to be charged with criminal offenses. The standard for attributing criminal conduct by corporate officers and employees to corporate entities is not clearly defined in many of these jurisdictions and government prosecutors and judges have broad discretion in this area. In recent years, indictments of corporate entities for alleged criminal offenses have become increasingly common. While a criminal indictment of a corporate entity may not pose material financial risk, it has broad potential implications for a regulated financial institution like AXA both from a reputation point of view and from a regulatory perspective because a criminal conviction can have potentially far reaching negative implications for other Group companies engaged in regulated businesses around the world including for their ability to obtain and/or maintain licenses to engage in certain types of regulated business activities.

Finally, there are numerous other legislative and regulatory initiatives within various European jurisdictions relating to a variety of matters, including such matters as distribution practices and changes to tax laws that may affect the attractiveness of certain of our products, which currently have favorable tax treatment.

UNITED STATES

In the United States, regulation of the insurance business remains principally at the state level, with AXA's insurance operations being subject to regulation and supervision by various states and territories. Within the U.S., the method of regulation vary between the different states but generally has its source in statutes that delegate regulatory and supervisory powers to a state insurance commissioner. While the extent of regulation varies by jurisdiction, most jurisdictions have laws and regulations governing approval of policy forms and rates, sales practices and business conduct, the standards of solvency that must be met and maintained (including risk-based capital measurements), the establishment and levels of reserves, the licensing of insurers and their agents, sales practices by agents, the nature of and limitations on permitted investments, restrictions on the size of risks which may be insured under a single policy, deposits of securities for the benefit of policyholders, methods of accounting, periodic examinations of the affairs of insurance companies, and the form and content of reports of financial condition and results of operations to be filed.

Certain of AXA's U.S. insurance, broker-dealer, investment adviser and investment management subsidiaries, including AXA Equitable
Life Insurance Company ("AXA Equitable"), and certain life insurance policies and annuity contracts offered by them are subject to regulation under the Federal securities laws administered by the SEC and under certain state securities laws. The SEC conducts regular examinations of the operations of these companies, and from time to time, makes requests for information from them. The
SEC, other governmental and regulatory authorities, including state insurance and securities regulators, and the Financial Institutions
Regulatory Authority ("FINRA") may institute administrative or judicial proceedings which may result in censure, fines, the issuance of cease-and-desist orders, the suspension or expulsion of a broker-dealer or member, its officers or employees or other similar sanctions. Over time, AXA Financial's broker-dealer subsidiaries and its other subsidiaries have provided and, in certain cases continue to provide, information and documents to the SEC, FINRA, state attorneys general and other regulators on a wide range of issues. Ongoing or future regulatory investigations could result in fines, other sanctions and/or other costs.

Several U.S. states, including the state of New York, regulate transactions between an insurer and its affiliates under insurance holding company acts that establish certain reporting requirements and place restrictions on provision of services and on ntercompany transactions. State insurance regulators also have the discretionary authority to limit or prohibit new issuances of business to policyholders within their jurisdiction when, in their judgment, the issuing insurer is not maintaining adequate statutory surplus or capital. Life insurers in the United States are also subject to risk-based capital ("RBC") guidelines, which provide a method of measuring the adjusted capital (statutory capital and surplus plus asset valuation allowance and other adjustments)
that a life insurance company should have for regulatory purposes and that takes into account the risk characteristics of the company's investments and products. AXA Equitable and AXA's other U.S. life insurance subsidiaries expect that the statutory surplus will continue to be in excess of the minimum RBC levels required to avoid regulatory action.

Although the U.S. federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways, including the Federal Fair Credit Reporting Act related to the privacy of information and the USA Patriot Act of 2001 relating to, among other things, the establishment of anti-money laundering programs. Furthermore, many U.S. federal tax laws affect the business in a variety of ways. There are a number of existing, expiring, newly enacted and previously or currently proposed U.S. federal legislative initiatives, including U.S. federal tax initiatives, that may significantly affect
AXA's U.S. life insurance subsidiaries including, among others, the following:

Estate and Related Taxes. Under federal tax legislation passed in 2001, exemption amounts have been increasing and rates have been decreasing for estate and generation skipping taxes. Under current law, such taxes are scheduled to be repealed for 2010, but to return to their 2001 levels thereafter. Legislative proposals range from eliminating the one-year repeal and continuing these taxes at or above the 2009 exemption amounts and rates to making permanent the 2010 one-year repeal. Although a continuation of the repeal beyond 2010 seems unlikely, elimination of the estate tax would likely have an adverse impact on life insurance sales since a significant portion of our life insurance sales are made in conjunction with estate planning. Conversely, a continuation or an increase of the estate tax would benefit sales and persistency.

Income, Capital Gains and Dividend Tax Rates. Federal tax legislation passed in 2001 also reduced income tax rates, and tax rates on long-term capital gains and qualifying corporate dividends. Such changes have lessened the tax appeal of cash value life insurance and annuity products. Unless extended, these lower rates are set to expire after 2010. The Obama administration has expressed an intention to increase the income tax rates for higher income taxpayers and to reduce income tax rates for middle and lower income taxpayers. The tax appeal of cash value life insurance and annuity products would benefit from higher income and capital gains tax rates but would be reduced by lower tax rates.

Other Proposals. The U.S. Congress may also consider proposals for, among other things, the comprehensive overhaul of the
Federal tax law and/or tax incentives targeted particularly to lower and middle income taxpayers. For example, there may be renewed interest in tax reform options, which could present sweeping changes to many longstanding tax rules. One possible change includes the creation of new tax-favoured savings accounts that would replace many existing qualified plan arrangements.
Another would eliminate or limit certain tax benefits currently available to cash value life insurance and deferred annuity products.
Enactment of these changes or similar alternatives would likely adversely affect new sales, and possibly funding and persistency of existing cash value life insurance and deferred annuity products.

The current, rapidly changing economic environment may increase the likelihood of substantial changes to federal tax law.
Management cannot predict what, if any, legislation will actually be proposed or enacted based on these proposals or what other proposals or legislation, if any, may be introduced or enacted relating to AXA Financial's business or what the effect of any such legislation might be.

On August 25, 1998, AXA, Winterthur Group and certain other European insurers signed a Memorandum of Understanding with certain U.S. insurance regulators and non-governmental Jewish organizations agreeing to the establishment of the International
Commission on Holocaust Era Insurance Claims ("ICHEIC"). ICHEIC conducted an investigatory process to determine the status of life insurance policies issued to Holocaust victims between 1920 and 1945 and settled thousands of claims filed with the ICHEIC with respect to policies issued by the European insurers participating in ICHEIC. After having completed its archival research and audit processes as well as the payment of all valid claims submitted by Holocaust victims and their heirs, the ICHEIC concluded its work in March 2007. As a result of its participation in the ICHEIC process, AXA benefits from a statement of interest issued by the
U.S. federal government which provides that ICHEIC should be recognized as the exclusive remedy for all Holocaust era insurance claims. This statement of interest is intended to protect AXA against future civil litigation in the U.S. by Holocaust claimants and to encourage judges handing this type of litigation to dismiss these claims. While this statement of interest provides AXA with a certain level of protection against future lawsuits of this type in the U.S., it does not offer complete protection and, consequently
AXA could still be subject to litigation in the U.S. brought by Holocaust claimants.

ASIA-PACIFIC AND OTHER JURISDICTIONS

The other jurisdictions in which AXA operates, including those in the Asia-Pacific region, also have comprehensive regulatory regimes with which AXA must comply. In general, insurance laws and regulations grant supervisory authorities broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations or to revoke an insurer's license to operate. Consequently, AXA's insurance subsidiaries operating in the Asia-Pacific region could be subject to regulatory orders limiting, restricting or terminating their regulated business activities in the event they fail to meet local regulatory requirements. In addition to licensing requirements, AXA's insurance operations in these jurisdictions are also generally regulated with respect to currency, policy terms and language, amount and types of security deposits, amount and type of reserves, amount and type of local investment and the share of profits to be paid to policyholders on participating policies.
In certain jurisdictions, regulations governing constitution of technical reserves and similar regulations may prevent payment of dividends to shareholders and/or repatriation of assets.

44           2008 ANNUAL REPORT

AXA's life-insurance products' advantageous tax treatment may be eliminated or adversely impacted for certain products by changes in tax laws that are considered from time to time in jurisdictions in which AXA operates. For example, the Japanese legislature adopted a change in the tax treatment of Increasing Term Products that reduced tax advantages of these products and adversely affected sales of these products in the Japanese market. As in other regions of the world, regulators in the Asia-
Pacific region have broad discretion in their application of regulation and to investigate licensed insurers, on an individual or sector basis, to examine specific issues. For example, in Japan, the FSA ordered an extensive examination of claims payment practices in the life insurance sector during 2007. As part of this investigation, AXA Japan reviewed several hundred thousand life nsurance payments over the prior 5 years to determine whether benefits had been paid correctly. The investigation uncovered a limited number of incidents, which have since been fully addressed, and the FSA decided not to pursue any administrative action against AXA Japan. In addition, in the fourth quarter of 2008 the FSA launched a formal investigation into the circumstances surrounding the collapse of an independent agent that was a distributor of AXA Life Japan products. The agent is alleged to have engaged in certain fraudulent and illegal sales practices over a period of several years and the FSA has requested that AXA Life submit a detailed report describing its relationship with the agent, whether AXA Japan and its personnel had any knowledge of the agent's sales practices and proposed improvements to AXA Life Japan's internal controls and procedures to more closely monitor and quickly detect questionable sales practices by independent agents that distribute its products. This investigation is on-going and AXA Life Japan is fully cooperating with the FSA in this matter. In addition, in 2008, the Government of Japan enacted a new Insurance Law which is expected to become effective in 2010. The main intent of the law is to further protect policyholders' interest and to increase transparency for the policyholder. AXA Japan is preparing for the introduction of the law and assessing the potential impact on its business.

ASSET MANAGEMENT RELATED REGULATION

AllianceBernstein and AXA Investment Managers are subject to extensive regulation in the various jurisdictions in which they operate. These regulations are generally designed to safeguard client assets and to ensure adequacy of disclosure concerning investment returns, risk characteristics of invested assets in various funds, suitability of investments for client investment objectives and risk tolerance, as well as the identity and qualifications of the investment manager. These regulations also generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of ndividual employees, limitations on engaging in business for specific periods, the revocation of the registration as an investment adviser, censures and fines.

AllianceBernstein and certain of its subsidiaries as well as certain U.S. subsidiaries of AXA Investment Managers and AXA Financial,
Inc. are investment advisers registered under the United States Investment Advisers Act of 1940 (the "Investment Advisers Act").
Each of AllianceBernstein's U.S. mutual funds is registered with the SEC under the U.S. Investment Company Act of 1940 (the
"Investment Company Act") and the shares of most of these funds are qualified for sale in all states in the United States and the
District of Columbia, except for U.S. funds offered only to residents of a particular state. Certain subsidiaries of AllianceBernstein and AXA Financial, Inc. are also registered with the SEC as transfer agents and broker-dealers that are subject to minimum net capital requirements. Asset management services rendered by AllianceBernstein and/or AXA Investment Managers to AXA Group
insurance companies (and other types of transactions between these companies), are subject to various insurance laws and regulations in the various jurisdictions where these insurance company clients are domiciled. These regulations generally require that the terms of transactions between the investment manager and its client be fair and equitable, that charges or fees for services performed be reasonable and that certain other standards be met. Fees must be determined either with reference to fees charged to unaffiliated clients for similar services or, in certain cases, which include ancillary service agreements, based on cost reimbursement.

FINANCIAL MARKET REGULATION AND RELATED MATTERS

As a publicly-traded company with its securities listed on both Euronext Paris and the New York Stock Exchange, the Company
must comply with the relevant rules for listing and trading on each of these exchanges and with a number of other laws and regulations including French and U.S. securities laws administered and enforced by, respectively, the AMF in France and the
SEC in the U.S. These listing rules, other laws and regulations govern a wide variety of matters including (i) timely and accurate disclosure of information to investors, (ii) presentation of financial information in accordance with IFRS requirements (as well as in accordance with certain SEC requirements), (iii) restrictions on presentation of non-GAAP measures in the U.S., (iv) auditor independence requirements (including prohibitions on auditors furnishing certain types of non-audit services), (v) numerous corporate governance requirements (including independence requirements for audit committee members), (vi) certification of certain public reports by AXA's Chief Executive Officer and Chief Financial Officer, and (vii) requirements to evaluate, document, and report on AXA's internal controls over financial reporting and disclosure controls and procedures. The scope and impact of these requirements on the day-to-day operations of AXA has increased significantly since the adoption of the Sarbanes-Oxley Act in the U.S. in 2002 and the adoption of similar legislation in other jurisdictions, including the Financial Security Law (loi de sécurité
financière) in France in 2003. While the spirit of these laws is very similar, their technical requirements often vary and conflict with one another. Management has devoted substantial resources to ensure compliance with both the letter and spirit of these laws and anticipates that considerable resources will continue to be devoted to this area in the future.

In addition to these requirements, a number of recent legislative and regulatory initiatives in France, at the EU level or in other jurisdictions where AXA operates have potential implications for AXA and its subsidiaries. Certain of these initiatives may help create more uniform practices across the EU and facilitate the development of more open and accessible European market for international companies like AXA. For instance, the European takeover directive, implemented into French law in 2006, provides a more uniform takeover regime within the EU, and the European directive relating to cross-border mergers, which was implemented into French law in 2008, considerably simplifies the regulatory framework applicable to these mergers. However, others initiatives may increase the compliance burden, associated expense and regulatory risk for AXA and other market participants, including the following:
•   Anti-money laundering and anti-terrorism legislations have been enacted and continue to evolve in the many jurisdictions in which AXA and its subsidiaries operate. These laws and regulations impose increasingly complex compliance requirements on international groups such as AXA and prohibit the Group from doing business with certain countries, individuals or organizations.
•    Certain European jurisdictions have enacted legislation that impacts investment of the Group's proprietary assets and may also affect the Group's asset management activities for third-party clients in those jurisdictions, including by restricting investment in financial instruments issued by companies engaged in certain activities. These types of legislation, which often vary from one jurisdiction to another, increase compliance costs and risks for the Group in the various European jurisdictions where it operates.
•    In France and in certain other EU jurisdictions, there are continuing discussions concerning implementation of a "class action"
litigation mechanism that would allow groups of plaintiffs to bring collective actions. The scope and form of any such mechanism, as well as the timing of introduction, are currently under discussion.

46           2008 ANNUAL REPORT

2.3 ACTIVITY REPORT

Insurance and Asset Management markets

LIFE & SAVINGS

France1. The French Life Insurance market declined by 11% in 2008, especially on Individual lines business (-12%) whereas
Group Life business decreased by 1%. This negative market evolution was principally due to the financial crisis and the economic downturn. In this context, AXA outperformed the market on individual savings business (-5%), despite a drop in unit-linked funds sales. AXA underperformed the market on Group business, as a result of an exceptional level of large retirement contracts in 2007
(€777 million vs. €187 million in 2008), partly compensated by Group Life and Health performance in 2008 (respectively +8% and
+11%) thanks to a good level of new Health contracts. AXA ranked third in the French Life & Savings market in 2008.

United States2. In the Life insurance market, total Life industry sales were down 3% for the first nine months of 2008 as compared to the same period last year. The equity market downturn had a strong negative effect on industry Variable Life product sales, resulting in a decline of 16% for the first nine months of 2008. Industry Universal Life sales also saw a decline during the same period, falling 2%, partly attributable to price increases across the industry. In addition, for the nine month period, Whole Life insurance sales increased 4% and Term Insurance sales decreased 1%. In the annuity industry, Variable Annuities were negatively impacted by the fall in equity markets as industry sales declined 10% through the first nine months of 2008. Conversely, Fixed Annuities benefited from the difficult market environment as consumer preferences shifted to more conservative investment vehicles, leading to an industry sales increase of 41% for the first nine months of 2008. In Life, AXA ranked 13th overall for the same period, as increased pricing in Universal Life products impacted sales considerably. AXA's Variable Annuity business maintained its 2007 year-end market share, ranking third overall through nine months.

United Kingdom3. New annualized business (new regular premiums plus 10% of single premiums) was 6% lower than the same period in 2007. Concerns over global economies, the banking sector and a subsequent equity price collapse, alongside the impact of changes to capital gains tax announced in the Pre Budget Report, adversely affected Wealth Management business volumes
(down 16%). Individual Pre and Post Retirement products are no longer benefiting from the post A-Day impact experienced in 2007 or the migration into Self Invested Personal Pensions, however other opportunities still exist in these markets. Fund Supermarkets and Wrap platforms continued to attract advisers and investors alike, while the transition to fee based advice gathered momentum.
Annuity sectors faced significant threat from low interest rates. Protection market volumes were depressed as mortgage sales fell sharply driven by the ongoing 'credit crunch'. AXA's Protection sales (which represented 3% of AXA Life APE in 2008) rose by 15% over the first nine months of 2008 vs. the same period in 2007, capturing market share of 7.3% (vs. 6.7% in 2007) while the market fell by 4%. Within the United Kingdom, the traditional IFA and multi-tie channels represented collectively 77% of total market new business. AXA's market share remained at 7.7% in 2008.

Japan4. The Life insurance market declined by 3% due to lower annuity sales following turbulent market conditions. Bancassurance sales also suffered as a result of the new regulatory constraints making insurance products with strong investment characteristics more difficult to sell. Falling asset values combined with decreasing interest rates should trigger many insurers to review their annuity product features. Competition in the high margin medical segment continued to intensify with both life & non-life insurers continuing to aggressively target this market. The industry did welcome the conclusion of the review into Increasing Term (a key product for a number of insurers) tax deductibility which, while halving deductibility for new business, resolved uncertainty and enabled the industry to relaunch the product. As in 2007, AXA ranked 10th in the market based on premium income (3rd for number of inforce Medical policies). AXA's market share was 2.8%.

Germany5. The Life & Savings market increased by 1% in 2008. The trend away from traditional products in favor of unit-linked annuity products continued, but inverted in the last quarter due to the financial crisis. The increase in short-term and medium-
term investment products, which compete directly with banking products, continued in 2008 (+35% in terms of single premiums).
The core products of the Retirement Earnings Law ("Alterseinkunftegesetz"), the "Rürup" pensions, declined by 10% in terms of regular premiums. In the "Riester" business, the regular premiums increased by 71% thanks to fiscal incentive in 2008. German
Private Health insurance market grew by 3%. In 2007, AXA ranked 5th in the Life market (considering all companies part of the
Group of Public Insurers independently) and 4th in the Health market.

(1) Source: FFSA.
(2) Please note that the numbers quoted for the market data (Life and annuity) are for the nine months ended September 30, 2008. Source: LIMRA and VARDS (Morning Star).
(3) Please note that the numbers quoted for the market data are for the nine months ended September 30, 2008. Source for market share: ABI/MSE© 2008 Association of British Insurers.
(4) Source: Insurance Research Institute. Statistics of Life Insurance Business in Japan. Fiscal Year 2007. Premium income growth in 2007 excludes Kampo Life which reported for the first time in FY2007.
(5) Source: GDV (March 2009).

Switzerland. The Life market was flat1. In Group Life, growth was slightly positive mainly caused by intrinsic drivers such as salary increases. Switzerland was still impacted by competitive re-investment activities of autonomous pension "foundations"
even though they started suffering from the financial crisis due to their higher exposure to equities than traditional companies like
AXA Winterthur. AXA Winterthur held the leading position in Group Life with a market share remaining above 30%. In Individual
Life, the financial markets turmoil in 2008 increased sales in guaranteed traditional products with annual premiums and the low interest rate level reduced the attractiveness of traditional single premium products. Although large portfolios matured in traditional Insurance business in 2008, the low reinvestment rate resulted in a slightly negative assumed growth rate in Individual
Life. AXA Winterthur ranked second in Individual Life with a market share remaining above 14%.

Belgium2. In Life, 2008 is expected to be flat or even down in terms of written premiums, due to the increase in interest rates and the turmoil on the financial markets. Individual Life is expected to decrease sharply, while Group Life kept on growing driven by new legal requirements on pension contracts. In 2008, Fortis, Dexia, KBC and Ethias were recapitalized by the Federal State.
AXA ranked second in 2007 with a market share remaining above 14%3.

Mediterranean and Latin American Region. Italy. The market evolution (-18%4 in new business production) was impacted by financial markets mainly in corporate and index linked products. Spain. The market, with a+15%5 growth, was characterized by the intense competition from bank deposits, stemming from the liquidity crisis initiated in 2007, and which appealed to domestic consumers who have traditionally a short term approach to saving. The industry saw the formation of large bank insurance JVs leading to a change in Top 5 players. Mexico. Life insurance market continued to grow by 10-13%6, mainly driven by Individual products, the banks continuing to gain market share in Individual Life (from 37% to 41%), while losing market share in Group Life
(from 22 to 20%). Turkey. The Life insurance market growth was up 2%7, mainly driven by Private Pension Plan (PPP) companies, which have been very competitive since 2003. In Health business, despite a low penetration rate the market profitability remained low in a competitive environment, especially due to group policies. Portugal. Investment contracts were up 18% and insurance contracts up 3%8. Greece. The market increased by 14%9. Morocco. The market evolution in 2007 showed a strong double digit growth of 42%10.

In Italy, AXA ranked 8th, in Spain 10th, in Mexico 7th, in Turkey 6th11, in Portugal 7th, in Greece 8th, and in Morocco 5th. (Dec 2007).

Australia/New Zealand. Despite the considerable challenges posed by the current investment and economic environment, the fundamental characteristics that make the Wealth Management and Financial Protection markets attractive across Australia and
New Zealand remained unchanged. During 2008 the Australian Wealth Management market was significantly impacted by the financial markets downturn, funds under management levels dropping 16%12. AXA maintained a 4th place ranking for net funds flow during this period13. Despite stronger than expected uptake of the Government led KiwiSaver scheme, New Zealand retail funds under management levels fell 21%14.

Financial Protection product markets in Australia have experienced solid growth during 2008 with inforce premiums increasing
13%15. This was the result of a shift in focus to financial protection and insurance needs in the midst of falling asset values. In New
Zealand inforce premiums for insurance increased by 5% 16 reflecting strong group sales. The top 10 companies continued to dominate the market, accounting for almost 90% of inforce annual premiums. AXA maintained its 6th ranking in financial protection with 9% market share in Australia and third in New Zealand with 13% market share17.

Hong Kong. The economy's growth slowed down with GDP growing by 2%18 in 2008. Hang Seng index dropped by 48% due to the financial market turmoil. Hong Kong remained a very attractive Life insurance market with high savings ratios and moderate
Life insurance penetration. Individual Life market new business sales increased by 13%19 for the first nine months of 2008. Life insurance premiums increased over the past few years partly because of growing products "a la carte", strong growth in unit linked savings plan and the entry of banks and new distribution channels in the market. Hong Kong Life insurance market is relatively concentrated, with 54% of individual Life new business sales stemming from the top 5 companies and 75% from the top 10 players. Following recent acquisitions and strong organic growth, AXA is now number four for inforce premiums and five for new business.

(1) Source: FOPI (Federal Office of Private Insurance).
(2) Source: Assuralia (Belgian Professional Union of Insurance companies). Derived from the nine months ended September 30, 2008 figures.
(3) Source : AXA Belgium.
(4) Source: Italian Association of Insurance Companies: ANIA as of Nov 2008.
(5) Source: Spanish Association of Insurance Companies: ICEA as of Dec 2008.
(6) Source : AMIS Asociacion Mexicana de instituciones de Seguros.
(7) Source: Turkish Association of Insurance Companies as of Dec 2007.
(8) Source: Istituto de Seguros de Portugal as of Dec 2008.
(9) Source: Greek Private Insurance Supervisory Committee as of Dec 2008.
(10) Source: Moroccan Association of Insurance Companies as of Dec 2007.
(11) Source: Turkish Association of Insurance Companies as of Dec 2008.
(12) Source: Plan for Life as at September 2008 c.f. December 2007.
(13) Source: Plan for Life, 12 months ending September 2008.
(14) Source: AXA New Zealand, as at 31 December 2008.
(15) Source: Plan for Life, 12 months ending September 2008.
(16) Source: ISI statistics as at 30 September 2008.
(17) Source: Plan for Life as at 30 September 2008, ISI statistics as at 30 September 2008.
(18) Source: 3rd quarter 2008 year-on-year % change in real terms (latest).
(19) Source: OCI statistics, 2007Q3YTD and 2008Q3YTD.

48          2008 ANNUAL REPORT

South East Asia & China. The climate deteriorated towards the end of 2007 as a result of issues in the US economy.
The life insurance business in China performed well in the first nine months of 2008 growing by 67%1 in total premiums largely on the back of strong bancassurance business. AXA was number thirty-three for inforce premiums and twenty-seven for new business2. The life insurance sector in Indonesia also performed well in the first half of the year with 39%3 growth in terms of new business index. AXA was number six for inforce premiums and three for new business4.
Thailand, a market with a relatively low Life insurance penetration of 3%, grew to €633 million4 in annual Life premiums for the first eight months of 2008. AXA was number eight for inforce premiums and seven for new business4. The Philippines remained a similarly attractive market5 with very low Life insurance penetration of 1.1%. AXA was number two for total premium income4.
Singapore, which is characterized by large bank deposits and an affluent but underinsured population, recorded new business index of over €800 million6 for the nine months ended September 2008. AXA was number nine for inforce premiums and eleven for new business4.

Central and Eastern Europe7. Due to the financial crisis, between the first half of 2008 and the end of 2008, Life market growth declined from +12% to 0% in Poland8 (excluding short term products), to -9% in Hungary9 and went from +10% to +6%
in Czech Republic10 and Slovakia. AXA's market share over the region was stable at 2.4%. AXA ranked 9th in Hungary, 10th in
Czech Republic and 6th in Poland. In the Pension Funds market, AXA's position improved. AXA ranked 1st in Slovakia, 2nd in Czech
Republic and 5th in Poland and Hungary, with a market share of 7.8% over the region (as compared to 7.4% in 2007).

PROPERTY & CASUALTY

France11. In 2008, market grew by an estimated 3%. In 2008, Motor business was estimated to have increased by 1%, after
2 years of decrease. Household business was estimated to have increased by 5% due to the high increase of property index
(+5.4% estimated at end of November). Commercial business was estimated to have increased by 3% mainly thanks to Liability and Construction lines. AXA ranked 2nd in the French Property & Casualty market.

United Kingdom & Ireland12. The general deterioration of economic conditions impacted market growth, especially on mortgage linked accounts within Corporate Partners. Despite this, market tariffs continued to be under pressure given competitive pressure and focus on retention. AXA continued to be ranked 4th in the Personal lines market with continued growth in Motor through
Swiftcover and in Household. AXA's Commercial lines revenues were flat reflecting difficult market conditions. In a competitive flat Healthcare market, AXA grew by 8% driven by strong new business and retention through product innovation and service, broadening distribution and further growth in International business. AXA further grew its share of the Healthcare market and remained ranked 2nd. In Ireland, AXA ranked 5th overall or 3rd in its core market of Motor. Throughout 2008 the market remained soft with average prices for Motor 40% lower than 2002. With declining profitability in the past few years, price increases did occur in late 2008 and early in 2009 but further significant rises are expected across the market during the course of 2009.

Germany13. In 2008, total business increased by 0.2%. Personal and Commercial Motor lines fell by 2.0% in 2008 in the context of an intense price competition. Personal and Commercial Liability remained stable. In Personal non-Motor the situation was mixed:
Accident slightly increased (+1%), Property increased considerably (+5%), caused by rate increases resulting from high claims in building in 2007, industrial property continued to decrease (-0.3%), suffering from ongoing pressure on prices. AXA ranked third
(considering all companies part of the Group of Public Insurers independently) in the total Property & Casualty market in 2007.

Switzerland. The Property & Casualty market was flat14 due to fierce competition and price pressure mainly in Motor business and Commercial lines. AXA Winterthur was the market leader in P&C with a stable market share at 15%.

Belgium15. The Property & Casualty market is expected to increase by 3% in 2008. In Motor, the growth should reach approximately
2%, still impacted by the high competiveness of this market. Household & Property should grow by 2% versus 8% in 2007, due to the non recurrence of the implementation of the Natural disaster guarantee in Household policies. Liability should grow by 3%
while Workers Compensation is expected to grow by 3%. Tariff increases fuelled the increase in Health (approximately +7%). AXA continued to rank first in 2008 with a 22.5% market share.

(1) Source: CIRC Statistics.
(2) Source: Watson Wyatt AP Life Update. For China, data as of August 2008 for total weighted premium income and 2007 data for weighted new premium income. For Indonesia, Life Insurance Federation of Indonesia ("AAJI"), data from January to June 2008. For Thailand, Thai Life Assurance Association
(data from January to July 2008).For the Philippines, Insurance Commission based on 2007 data; ranking based on total premium income (unweighted).
For Singapore, LIA annualized statistics (2005-2008) based on 2008 figures which are annualized (as per policies inforce as at June 30, 2008).
(3) Source: Watson Wyatt report, September 2008.
(4) Source: TLAA Statistics.
(5) Source: Watson Wyatt report, September 2008.
(6) Source: Singapore LIA Statistics.
(7) Ranking are based on 2007 (except Poland Life which is based on Sept. 2008) and market share and growth are based on Sept. 2008 estimation (except growth in Hungary which is based on Dec. 2008).
(8) Polish Financial Supervision Authority site.
(9) Report of the Association of Hungarian Insurance Companies (Mabisz).
(10) Czech association of insurance companies.
(11) Source: FFSA.
(12) The ranking figures are based on publicly available Interim Reported Results presentations, and are generally on an IFRS basis. They are reported on a different basis to statutory reporting through FSA Returns (which are (UKGAAP)).
(13)  Please note that the full year figures are preliminary estimation as of end February 2009. Source: GDV.
(14) Source: FOPI (Federal Office of Private Insurance).
(15)  Derived from the nine months ended September 30, 2008 figures (source: Assuralia (Belgian Professional Union of Insurance companies)).

Mediterranean and Latin American Region. In Italy the market remained stable as the non Motor business (+3%) was offset by Motor (-3%), impacted by the slowdown in car sales1. In Spain the market, +2%2, showed clear signs of deceleration with the economy in recession, an important rise of unemployment, a drop in car sales (-28%) and the fall of the construction industry. In
Mexico the growth of the market is expected to accelerate (13-15% vs. CAGR03-07 of 10%). Health is expected to continue to grow (15-20%). As of Q3 Motor grew about 12%, the large players remained with a stable market share, however, Q4 expected to slow down growth (yearly growth expected about 10%). In the other lines of business the growth is mainly driven by government business (8-10%). In Turkey, the market increased by +16%3 but is expected to be impacted by the economic deterioration (GDP recession, inflation stabilized around 10% and the explosion of unemployment rate). In Portugal the market decreased by 2%4 mainly explained by Motor branch (-7%) and workmen compensation (-3%) impacted by the economic deterioration. In Greece the market increased by 4%. In Morocco the market increased by 11%5 driven the economic growth. In Gulf Region market continued growing strongly (18-20%) driven by regulatory changes, investments in infrastructures and population inflows, with an increasing price competition.

In Italy, AXA ranked 7th, in Spain 2nd, in Mexico 3rd, in Turkey 1st6, in Portugal 2nd, in Greece 11th, in Gulf Region 6th, and in Morocco 1st.
(Dec 2007).

Asia. South Korea7. The Property & Casualty market increased by a robust 12% in 2008. However, the Motor market growth was only 4%, a much lower level than 2007, due to a strong contraction of the market in the second half of the year as the economic crisis affected car sales, as well as a fierce competition, with most insurers decreasing their tariffs following the relatively stable loss ratios enjoyed over 2007/2008. Premiums for long-term products (which include all contracts with a maturity above 3 years, in particular Health, Medical and Accident) grew by a remarkable 17%, despite the economic recession, even if new sales slowed down compared to previous years. Kyobo AXA ranked 1st in the Direct Motor insurance market or 6th in the total Motor market, increasing its market share from 4.4% in 2007 to 4.7% in 2008. Within the total P&C market, Kyobo AXA ranked 12th. Japan.
The Property & Casualty market declined by 3%11 in the year ending March 2008. Compulsory Automobile Liability Insurance and Personal Accident Insurance experienced the sharpest drops, while Motor insurance recorded a mild decrease of 1%11. The
Motor market further contracted in the second half of 2008, driven by decreasing car sales and the continuing shift of customer preferences towards small cars. AXA Direct ranked 3rd2 in the Direct insurance market in September 2008, with a market share of around 17%12. AXA Direct ranked 14th12 among all insurers for Motor insurance. Singapore13. The insurance market grew by
14% in gross written premiums in the first three quarters of 2008. The growth was observed in most lines of business in particular,
Motor, Workmen Compensation, Health and Bonds. AXA ranked 3rd for motor and 2nd for Marine Cargo in 2007 with a market share of 8% as at 3rd quarter 2008. Malaysia14. The P&C industry grew by 10.1% in gross written premiums for the first three quarters of 2008, mainly contributed by growth in Motor and Property lines of business. AXA Malaysia ranked 15th with 3% of market share in 2008. Hong Kong 15. The P&C industry grew by 12.3% for the three quarters of 2008, mainly attributable to the strong economic growth during the first half of 2008. AXA ranked 8th with 3% of market share in 2007

Canada16. In 2008, overall premiums grew by an estimated 3%. The market was very fragmented and very competitive with a continuing pressure on prices. In Personal lines, the growth was estimated at 3% driven mainly by an increase in volume. In
Commercial lines, the pressures on prices and margins were offset by the inflation impact of values to be insured. AXA ranked
6th17 in the P&C market.

INTERNATIONAL INSURANCE

AXA Corporate Solutions Assurance is the AXA Group subsidiary dedicated to worldwide Property and Casualty insurance of large national and multinational corporations, and to Aviation, Marine and Space insurance. Since 2005, after several years of rate increases and program restructurings, the market had experienced soft underwriting conditions on these lines of business.
2008 confirmed the slowdown of this trend and a general upturn of pricing cycle is expected with January 1, 2009 renewals already showing rate increases in specialty lines of business. AXA Corporate Solutions Assurance is among the top five large corporate risks insurers in Europe18.

(1) Italian Association of Insurance Companies: ANIA (Nov 2008).
(2) Spanish Association of Insurance Companies.
(3) Source: Turkish Association of Insurance Companies as of Dec 2007.
(4) Istituto de Seguros de Portugal.
(5) Moroccan Association of Insurance Companies (Dec 2007).
(6) Source: Turkish Association of Insurance Companies as of Dec 2008.
(7) Data based on insurance companies reports submitted to FSS, as of November 2008.
(11) General Insurance Association of Japan (data as of March 2008).
(12) Rankings based on companies' disclosures as of September 2008.
(13)  Monetary Authority of Singapore.
(14)  Insurance Services Malaysia Bhd.
(15) Office of the Commissioner of Insurance.
(16) Growth information provided by the Office of the Superintendent Financial Institutions (OSFI).
(17) Canadian Insurance 2008 Annual Statistical issue.
(18)  Lehman Brothers, Merrill Lynch, JP Morgan, KBW Annual Reports.

50          2008 ANNUAL REPORT

ASSET MANAGEMENT

In 2008, the decline in global equity markets accelerated throughout the year, as the crisis in the financial markets expanded to the broader economy. With the US recession, investors increasingly moved away from risk and all global equity markets were impacted, as many investors were forced to raise cash and continued to look for safe havens. As a result, the 4th quarter of 2008 saw a continuation of significant stock price declines and credit market turmoil. As risk and deleveraging became the dominant criteria driving many investment decisions, stock price movements became strongly correlated. Given the anticipated increase in weak economic underpinnings, corporate earnings will continue to be negatively impacted into the foreseeable future, making global asset management a difficult, yet highly opportunistic, endeavor.

Beginning in 2008 and continuing in 2009, governments around the globe and related central banks have aggressively taken actions designed to expand credit and liquidity, thereby creating demand for goods and services to ultimately spur a recovery. By stabilizing asset prices, the deflationary de-levering and the resulting recession that the global economy is currently experiencing can be addressed and help the real economy begin to level out. While global asset managers face significant headwinds in
2009, signs of sustainable economic recovery could spur investment activity. The lag that usually exists between capital market improvement and the return to risk by investors is expected to weaken asset flows in the near term. This weakness is expected to be most acute for retail oriented platforms and/or asset managers with inferior investment results. However, when the health of global economies improves, investors will and should begin to take advantage of attractive risk/return opportunities to the ultimate benefit of global asset managers. On a broader note, the necessity for world economies to save more aggressively continues to be evident. Investor sentiment towards controlling risk through diversification should be of tremendous benefit to global asset managers who offer a broad range of choices that are prudently managed with a focus on the long term.

2.3 ACTIVITY REPORT

Financial market conditions in 2008

One year and a half after the start of the subprime crisis in the United States, the world's economy entered in a global recession at the end of 2008. In 2008, the crisis evolved from a liquidity crisis to a banking system solvency crisis, resulting in a financial disaster, many bank failures in the United States and nationalisations in Europe and finally unprecedented volatility in both equity and fixed income markets (both corporate and government debts).

At the beginning of the year, the sharp slowdown in the United States economy led to Federal Reserve (Fed) actions (decrease in interest rate and many other policy levers such as the $29 billion loan granted to JP Morgan to take over Bear Stearns). The main effect of the Fed policies was the drop in the dollar, which played a major role in the price of oil soaring to $145 a barrel in July.
The continued rise in commodity prices in the first half of 2008 constituted the main reason for increased inflation expectations, thus leading to a tighter monetary policy from the European Central Bank (ECB) with a 25bp increase of its repo rate to 4.25%
on July 3, 2008.

At the end of summer, under the weight of huge losses on their mortgage-backed portfolios, the United States government took over
Fannie Mae & Freddie Mac, Lehman Brothers and Washington Mutual went bankrupt, and AIG was quasi-nationalized, triggering panic in stock markets. The United States Treasury launched a $700 billion plan, which was used to recapitalize banks.

The United States banking crisis did not take long to spread worldwide. In Europe, governments had to intervene in the banking system to guarantee debt issues or recapitalise their banks (Northern Rock, Bradford & Bingley, Lloyds TSB, HBOs and RBS in
the United Kingdom, Fortis in Belgium, ING in the Netherlands, Commerzbank in Germany). The crisis brought about a "dollar squeeze" on European banks with the sharp rebound of the US Dollar versus the Euro (from $1.59 in July to $1.24 in October, before reversing its trend to finish the year at $1.40), mirroring to some degree the decline in the oil price to under $40 at the end of the year.

Then the crisis extended to the "real economy", impacting export credit. Consequently, manufacturing activity throughout the world collapsed in 4Q08. China, Russia and Brazil, which had still shown sustained growth in the first half of 2008, suffered a sharp downturn in their industrial production. The automobile sector was particularly hit by the fall in demand. In the United
States, $17 billion of the TARP funds (Troubled Asset Relief Program of the United States) were used to keep General Motors and Chrysler afloat.

The autumn marked a radical change in the conduct of economic policy. Most major central banks made a concerted reduction of 50bps on October 8, 2008. The Bank of England then reduced its rate from 4.5% to 2% in less than two months. The ECB did the same, setting its repo rate at 2.50%. Even the Bank of Japan reduced its rate from 0.50% to 0.10% in an attempt to slow down the appreciation of its currency. On December 16, the Fed took a historic step towards quantitative monetary policy, announcing a target range of 0 to 0.25%. Governments also reacted, announcing economic recovery plans in the United States, China, Japan and Europe. The United States stimulus plan, approved in February 2009, amounted to $787 billion, or approximately 6% of GDP.
In Europe, numerous countries have embarked on budgetary packages amounting to around 1.5% of GDP.

Stock Markets

In 2008, two phases of accelerating falls can be distinguished: the first in January, following the contagion from the structured credit product de-leveraging process, and the second linked to the collapse of Lehman Brothers in September.

Over the year, the Dow Jones and the S&P 500 lost 33% and 38%, respectively, while in London the FTSE decreased by 31%.
In Europe, the CAC 40 gave up 42%, the DAX lost 39%, and the Euro Stoxx 50 lost 44%. In Japan, the Nikkei fell by 40%. The
MSCI World Index decreased by 39% and the MSCI Emerging by 46%.

Equity market volatility reached new extremes. The VIX index, derived from options on the S&P 500, peaked at over 80% in
November, i.e. 4 times the previous average level.

Bond markets

Regarding government debt, the Autumn's coordinated easing gave rise to a rapid softening in long-term rates in all markets. In the Euro zone, the 10-year Bund yield ended the year at a historic low (2.95% against 4.30% at the beginning of the year) thus wiping out the losses incurred through heightened expectations of inflation at the beginning of the year. In the United States, yields fell from 4% on January 1 to 2.21% at the end of the year.

Credit markets were strongly impacted, both on the investment grade and below investment grade fronts. Investment grade paper was subjected to the structured product de-leveraging process and the distrust of the finance sector. In Europe, the iTRAXX
(series 8) spreads widened by 150bps over the year. The second half-year was more unfavorable to High Yield bonds because of the difficulties of the United States automobile sector and the increase in default rates in emerging debt (defaults by the Seychelles

52           2008 ANNUAL REPORT

and Ecuador). High Yield spreads exceeded 1,100bps, and emerging debt traded at 630bps at the end of the year.

In the 4th quarter, credit markets remained severely impaired, as shown by the large difference between spreads on corporate bonds and on CDS equivalents, as liquidity in secondary credit markets remained particularly poor.

Exchange rates

Compared to December 31, 2007, the US Dollar gained 5% against the Euro (closing rate moved from $1.47 at the end of 2007 to $1.40 at the end of 2008). The same was true for the Yen up 22% against the Euro (closing rate moved from Yen 163.6 at the end of 2007 to Yen 126.8 at the end of 2008) and the Swiss Franc up 10% against the Euro (closing rate moved from CHF 1.656 at the end of 2007 to CHF 1.494 at the end of 2008). The Pound Sterling lost 31% against the Euro (Closing rate moved from
£0.733 at the end of 2007 to £0.958 at the end of 2008).

On an average rate basis, the US Dollar lost 7% against the Euro (from $1.37 over 2007 to $1.47 over 2008), the Yen lost 2%
(from Yen 158.3 for the twelve months to September 2007 to Yen 161.7 for the twelve months to September 2008) and the Pound
Sterling lost 16% (£0.684 over 2007 to £0.797 over 2008). The Swiss Franc gained 3% against the Euro (from CHF 1.642 over
2007 to CHF 1.587 over 2008).

2.3 ACTIVITY REPORT

Operating highlights

SIGNIFICANT ACQUISITIONS AND DISPOSALS

Significant acquisitions

In 2008:
On February 6, 2008, AXA announced it had reached an agreement to acquire OYAK's 50% share in AXA OYAK Holding A.S.
("AXA OYAK"), a joint-venture company established by AXA and OYAK in 1999. Under the terms of the agreement, AXA paid a purchase price of $525 million (€354 million) in cash for OYAK's 50% share in AXA OYAK (in addition, according to the same agreement, AXA OYAK Holding bought, for $15 million (€9 million), the 1.5% interest that Mais Motors, an OYAK joint-venture company, holds in AXA OYAK's non-life subsidiary). The transaction was closed on August 12, 2008. Following this transaction,
AXA now operates in Turkey under the brand "AXA Sigorta". The company became in 2008 market leader in P&C with a 12.6%
market share in the high-potential P&C Turkish insurance market. Mainly focused on non-life, especially motor and commercial property, the company experienced strong top-line growth over the past years and is one of the most profitable players in the market. In L&S, on a market mainly driven by Private Pension companies, AXA Sigorta is ranked 6th.

On February 12, 2008, AXA announced it had reached an agreement with ING for the acquisition of 100% of the share capital of its Mexican insurance subsidiary Seguros ING, for a price of $1.5 billion (€959 million). In 2007, Seguros ING was the third largest Mexican insurer (12% total market share, 5.5 million clients), with leading positions in key markets, such as Motor (2nd largest player with a 17% market share) and Health (2nd largest player with a 19% market share). AXA intends to accelerate and complete the initiated turnaround of Seguros ING by dedicating seasoned management capabilities and leveraging the Group's global platforms and expertise, notably in IT and reinsurance. Upon completion of the transaction, Seguros ING was integrated to AXA's Mediterranean and Latin American Region and will benefit from its know-how in underwriting, claims management, client segmentation, service and brand management. AXA financed the transaction with internal resources. This acquisition closed on July 22, 2008.

On March 19, 2008, AXA United Kingdom completed the purchase of 100% of the share capital of SBJ Group. The acquisition of
SBJ will complement and enhance AXA's United Kingdom advisory and broking capability, bringing a number of strengths to the
Group, including increased scale, a wider national presence and access to new market areas. SBJ, with its strong management team and high quality staff, will represent significant progress towards AXA's stated strategic aim of building a leading presence in the advisory and broking markets. The businesses will continue to operate independently from AXA's insurance company interests.

On June 17, 2008, AXA completed the acquisition of 36.7% of the share capital of RESO GARANTIA, Russia's 2nd largest P&C insurer for a total cash consideration of around €810 million. As part of the agreement, AXA will have the option to buy out the remaining stake through calls exercisable in 2010 and 2011. Founded in 1991, RESO has built one of the leading P&C insurance franchises in Russia (7% market share), notably focused on retail Motor, and supported by a network of 18,000 agents, the 2nd largest in Russia. Under the terms of the agreement, RESO's current management team will continue to run the company and roll-out its successful strategy. With this acquisition, AXA will further increase its exposure to emerging insurance markets. As part of the agreement, AXA granted a 6-year $1 billion credit facility to RESO's main shareholder, fully secured by his shareholding in the company.

In 2007

On January 12, 2007 (closing date), AXA United Kingdom announced that it had reached an agreement with insurance brokers
Stuart Alexander and Layton Blackham to acquire both businesses. AXA United Kingdom acquired both firms through its subsidiary Venture Preference Ltd (renamed Bluefin Insurance Group Ltd from December 31, 2008), which already owned 38.9%
of Layton Blackham Holdings Ltd. The total cash consideration paid for 61.1% of Layton Blackham Holdings Ltd and 100% of
Stuart Alexander Group Ltd amounted to £58.5 million.

On March 22, 2007, AXA United Kingdom acquired the United Kingdom's only 100% online insurer, Swiftcover, jointly owned by international insurer Primary Group and Swiftcover's management. The upfront cash consideration for Swiftcover amounted to £75 million, with an additional potential earn-out of £195 million maximum over the next 4 years, based on policy volume and combined ratio level.

In connection with AllianceBernstein's acquisition of the business of Sanford C. Bernstein, Inc. in 2000, AXA Financial Inc.
entered into a purchase agreement under which certain former shareholders of Sanford C. Bernstein have the right to sell ("Put")
to AXA Financial, subject to certain restrictions set forth in the agreement, limited partnership interests in AllianceBernstein L.P.
("AllianceBernstein Units") issued at the time of the acquisition.

54           2008 ANNUAL REPORT

As of the end of 2006, AXA Financial, either directly or indirectly through wholly owned subsidiaries, had acquired a total of
24.5 million AllianceBernstein Units for an aggregate price of approximately $885.4 million through several purchases made pursuant to the Put. AXA Financial completed the purchase of another tranche of 8.16 million AllianceBernstein Units pursuant to the Put on February 23, 2007 for a total price of approximately $746 million. This purchase increased the consolidated economic interest of AXA Financial, Inc. and its subsidiaries in AllianceBernstein L.P. by approximately 3% from 60.3% to 63.2%.

On March 17, 2007, AXA Holdings Belgium SA reached an agreement with ELLA Holdings S.A. and its main shareholder Royalton
Capital Investors to acquire 100% of the Hungarian retail bank ELLA and its affiliates. The transaction closed on July 27, 2007 and the purchase price amounted to €123 million.

On March 23, 2007, AXA and Banca Monte dei Paschi di Siena (BMPS) reached an agreement for the establishment of a long-term strategic partnership in Life and non-Life bancassurance as well as pensions business. On October 19, 2007, AXA acquired 50% of MPS Vita (Life and savings) and MPS Danni (P&C), as well as 50% of BMPS open pension funds business. Total cash consideration paid by AXA in this transaction was €1,165 million and was financed with internal resources.

On April 23, 2007 (closing date), AXA United Kingdom announced the acquisition of a leading independent commercial broker business, Smart & Cook. AXA United Kingdom bought the entire share capital of Smart & Cook Holdings Ltd through its subsidiary Venture Preference Ltd, (renamed Bluefin Insurance Group Ltd from December 31, 2008), which also houses recently acquired Stuart Alexander and Layton Blackham businesses, purchased in January 2007.

On May 22, 2007, AXA acquired 75% of Kyobo Auto for an amount of KRW 88 billion (€70 million). The Group ownership reached
90% as of the end of December 2007 following the buyback of minority interests.

On June 8, 2007, AXA and BNP Paribas announced they had reached an agreement for the establishment of a partnership on the
Ukrainian Property & Casualty insurance market. On November 23, 2007, AXA acquired from BNP Paribas' subsidiary UkrSibbank, a 50% stake in its insurance subsidiary: Ukrainian Insurance Alliance (UIA). The purchase price amounted to €12 million.

On July 5, 2007, AXA finalized definitive settlements with all claimants in litigations seeking nullity and avoidance (Nichtigkeits- und
Anfechtungsklagen) of the squeeze-out resolutions adopted by the general meetings of AXA Konzern AG and Kölnische
Verwaltungs-AG für Versicherungswerte on July 20 and July 21, 2006, respectively. Following the completion of these settlements, the squeeze-out resolutions have been registered in the commercial register of AXA Konzern AG and Kölnische Verwaltungs-AG
für Versicherungswerte on July 5, 2007. Thus, these squeeze-out resolutions are now effective and AXA holds 100% of the shares of these two subsidiaries. Following registration of these squeeze-outs, further litigation with minority shareholders on valuation issues is expected in a compensation review procedure (Spruchverfahren) under German law. The total investment to reach a
100% ownership in AXA Konzern, KVAG, AXA Lebensversicherung and Deutsche Ärzteversicherung starting from the situation as at January 1, 2006 amounted to €367 million.

On July 27, 2007, AXA and UkrSibbank, the Ukrainian banking subsidiary of BNP Paribas, announced that they reached an agreement to acquire 99% of the share capital of Vesko, Ukraine's 6th largest P&C insurer. The transaction closed on
November 13, 2007. The purchase price amounted to €17 million for AXA.

On September 12, 2007, AXA and Bao Minh Insurance Corporation ("Bao Minn") announced that they reached an agreement to establish a strategic partnership in the Vietnamese insurance market. As part of this agreement, AXA acquired a 16.6% stake of the share capital of Bao Minh for a total amount of VND 1,194 billion (€54 million) on September 26, 2007.

On November 9, 2007, in the context of its strategic partnership with BMPS, AXA announced that it held a strategic interest equal to 2.052% of BMPS's total outstanding share capital. The acquisition of this interest was designed to reinforce the long-
term relationship between the two companies and to demonstrate AXA's full support for BMPS's proposed acquisition of Banca
Antonveneta. AXA would subscribe to its full allocation of BMPS shares as part of the rights issue contemplated by BMPS in connection with this acquisition. In line with the agreement between AXA and BMPS announced in March 2007, the bancassurance agreement between BMPS and AXA-MPS should be extended to Banca Antonveneta, significantly reinforcing AXA-MPS's competitive position on the Italian insurance market. The legal and financial conditions for this extension of the bancassurance agreement are subject to the closing of the acquisition of Banca Antonveneta by BMPS.

On December 21, 2007, AXA announced that it had reached an agreement with Reso Garantia's ('RESO') shareholders to acquire a 36.7% stake in the company for a total cash consideration of around €810 million. As part of this agreement, AXA will have the option to buy out the remaining stake through calls exercisable in 2010 and 2011. This transaction closed in the first half of 2008.

In 2006

In March 2006, AXA Canada acquired Winterthur Canada Financial Corporation, whose main asset was The Citadel General
Assurance Company ("Citadel"). The acquisition was financed internally by the AXA Group. The purchase price amounted to €221 million.

On May 8, 2006, AXA Asia Pacific Holdings announced it had completed the acquisition of MLC Hong Kong and MLC Indonesia.
The purchase price amounted to €340 million.

On May 15, 2006, AXA announced the squeeze-out of the minority shareholders of its German subsidiary AXA Konzern
AG, whereby it would acquire the 3.2% of AXA Konzern shares it did not already own at a price of €134.54 per ordinary share and preference share. The resolution of the squeeze-out was endorsed at the Annual General Meeting of AXA Konzern on
July 20, 2006.
As announced on December 21, 2005, AXA made a voluntary public offer between January 9, 2006 and February 27, 2006 to purchase the minority shares of its German subsidiary AXA Konzern AG ("AXA Konzern") from minority shareholders at a price of €129.30 per ordinary and preference share. AXA reached a direct and indirect holding of 96.8% of the share capital of
AXA Konzern as of the end of the offer period, thereby exceeding the 95% threshold that is a condition to launching a minority squeeze-out. Under the terms of the voluntary public offer, shareholders who tendered their shares to AXA at €129.30 per share during the offer period would also benefit from the higher squeeze-out price of €134.54 per share. At the end of December
2006, the corresponding ownership rate of the group in the German subsidiaries amounted to 96.84% generating an additional goodwill of €92 million.
AXA proceeded with a squeeze-out of the 0.44% minority shareholding in Kölnische Verwaltungs-Aktiengesellschaft für
Versicherungswerte AG ("KVAG") at a price of €2,042.01 per ordinary share. The principal asset of KVAG was a 25.6% stake in
AXA Konzern's share capital. The resolution of the squeeze-out was endorsed at the annual general meeting of KVAG, held on
July 21, 2006. The total investment to reach a 100% ownership in both Axa Konzern and KVAG starting from the situation as at
January 1, 2006 amounted to €309 million. A part of this amount remained to be paid in 2007 as the registration of the squeeze-
out is subject to various procedures according to German law.
In order to further streamline the organization in Germany, AXA Konzern launched in parallel the squeeze-out of the minority shareholders of its listed life insurance subsidiaries. Upon the completion of these transactions, AXA would own directly or indirectly 100% of all its German subsidiaries.

AXA announced on June 14, 2006, that it had entered into a definitive agreement with Credit Suisse Group under which AXA would acquire 100% of Winterthur for CHF12.3 billion (€7.9 billion) paid in cash.
In addition, AXA refinanced CHF1.1 billion (€0.7 billion) of internal loans redeemed to Credit Suisse as of the closing date.
AXA secured the total financing of the acquisition of Winterthur through:
•  €4.1 billion capital increase resulting in the issue of 208,265,897 news shares
•  €3.8 billion of perpetual deeply subordinated note issues
•  €0.7 billion financed through internal resources.
On December 22, 2006, AXA received all necessary regulatory approvals and consequently closed the acquisition of
Winterthur.

On December 22, 2006, AXA Asia Pacific Holdings (AXA APH) reached an agreement with AXA SA to acquire Winterthur Life
Hong Kong Limited (WLHK). This followed the announcement of the completion of AXA SA's acquisition of the Winterthur
Group from Credit Suisse. AXA APH acquired WLHK for consideration in the range of HK$1.7 billion to HK$2.4 billion ($AUD
278 million to $AUD 393 million). HK$1.9 billion ($AUD 311 million) were payable on completion. This amount was subject to an adjustment based on the future performance of the business measured in 2009. AXA APH obtained shareholder approval for this acquisition at the Annual General Meeting in 2007 and the transaction was completed in Q2, 2007. In addition, AXA APH declined the opportunity to acquire Winterthur's Indonesian life insurance operations and Japanese operations.

On October 16, 2006, AXA entered into an agreement with Alpha Bank to acquire its insurance subsidiary Alpha Insurance for
€255 million. AXA and Alpha Bank signed a long-term exclusive agreement to pursue and strengthen the existing bancassurance partnership. The transaction was completed in Q1 2007.

On October 23, 2006, AXA United Kingdom announced that it had reached an agreement with the Board and two main institutional shareholders of Thinc Destini Group Ltd (renamed Bluefin Advisory Services from December 31, 2008) to acquire the entire share capital of Thinc. Under the terms of the agreement with the two main institutional shareholders and the Offer, the shareholders of Thinc shared up to £70 million based primarily on the financial performance of the business during 2009. The maximum amount was subject to certain deductions as detailed in the terms of the Offer. AXA United Kingdom had also agreed to fund the repayment of Thinc's existing indebtedness, which arose primarily due to Thinc's acquisition of a number of IFA businesses, and provide further working capital to the Thinc Group, up to an aggregate amount of £30 million. The transaction which was subject to the satisfaction or waiver of certain conditions, including the Offer being accepted by Thinc ordinary shareholders holding at least 90 per cent of the issued Thinc ordinary shares closed on November 10, 2006.

On December 14, 2006, ONA and AXA entered into an agreement for the buy-out of ONA's 49% share in the capital of
AXA-ONA (the holding company of AXA Assurance Maroc). The transaction valued AXA-ONA at MAD 6,382 billion (€573 million with December 31, 2006 exchange rate) for 100% of its share capital and was financed locally. The transaction closed on March
19, 2007.

56           2008 ANNUAL REPORT

Significant disposals

In 2007

On January 4, 2007, AXA reached an agreement with QBE Insurance Group for the sale of Winterthur's U.S. operations for
US$1,156 million (€920 million taking into account hedges put in place by AXA for this transaction at 1 Euro = 1.26 US$), and successfully completed the sale on May 31, 2007. In addition, Winterthur U.S. repaid US$636 million, of which US$79 million had already been repaid in Q4 2006 (€506 million taking into account hedges put in place by AXA for this transaction at 1 Euro =
1.26 US$) of intercompany loans to Winterthur Group. This transaction followed AXA's decision to put Winterthur U.S. operations under strategic review, as initially announced on June 14, 2006.

On June 4, 2007, AXA announced that it had entered into a memorandum of understanding with SNS Reaal with a view to finalizing discussions on the sale of its Dutch operations, comprising 100% of AXA Netherlands, Winterthur Netherlands and
DBV Netherlands, for a total cash consideration of €1,750 million, after consultation with trade unions and workers' councils.
AXA contemplated exiting the Dutch insurance market given the limited possibilities to reach a leading position through organic growth in the foreseeable future as this market is highly competitive and dominated by large local players. AXA's Dutch operations concerned by this proposed transaction were treated as discontinued operations (held for sale) in AXA's 2007 consolidated financial statements. As a consequence, their earnings until closing were accounted for in net income for all reported years. Their contribution in 2007 amounted to €480 million (of which €406 million gains on disposal and €74 million result up to the closing date), which was accounted in net income. The transaction closed on September 5, 2007.

On July 25, 2007, AXA announced it had reached an agreement with China Life Insurance Co Ltd., a Life insurance company incorporated in Taiwan, for the sale of Winterthur Life Taiwan Branch (WLTB). In 2006, WLTB had a premium volume of circa
€100 million (US GAAP) and a 0.35% market share. The transaction closed on October 31, 2007.

In 2006

AXA initiated in 2006 a strategic review regarding the future of its reinsurance activity, currently underwritten by AXA RE and reported in the "International Insurance" segment. Following the receipt of a binding offer on April 6, 2006 and consultation with the relevant workers' councils, AXA announced on June 6, 2006 the signing of a definitive agreement to cede the business of AXA RE to Paris Ré Holdings Limited. On December 21, 2006, AXA completed the sale of AXA RE's business to Paris Ré
Holdings, in which AXA had taken a 3.4% stake. Under the terms of the agreement, the business of AXA RE had been ceded to
Paris Re Holdings, with the risks and corresponding net income related to AXA RE's 2006 claims experience accruing to Paris
Re Holdings. This transaction generated a capital gain of €66 million net of tax on the business ceded. AXA guaranteed the reserves pertaining to losses incurred on or before December 31, 2005. Starting with the 2006 accounts, the accounting results of AXA RE accruing to the AXA Group mainly comprised the impact of the loss reserve developments on the corresponding run-off portfolio and were reported in the Other International Insurance segment.

CAPITAL OPERATIONS

At December 31, 2008, AXA had an outstanding hedging program on its direct equity exposure in Property & Casualty businesses and non participating Life businesses set up in order to reduce the exposure of AXA's shareholders' equity to equity investments and to limit the Solvency I coverage ratio volatility.

This hedging program had been implemented since June 2008 through a put spread strategy financed by the sale of call options and dynamically managed over the second half.

As at December 31, 2008, AXA benefited from equity protection through two main tranches:
•   €14 billion put spread, partly financed by the sale of call options on €9 billion, mainly on Eurostoxx 50 maturing in March 2010.
This hedge aims at (i) protecting against the potential losses of the equity portfolio if the equity markets decrease below the strike prices of the put options bought (included in a [3,301; 3,572] range) but do not decrease below the strike price of the put options sold (included in a [2,724; 2,858] range), and (ii) offering potential upside up to the strike prices of the call options sold (included in a [3,976; 4,185] range).
•   €9 billion put spread on Eurostoxx 50 maturing in April 2009 in order to lower the strike of the put options sold to a [2,475;
2,520] range.

At December closing, the strategy had a mark-to-market of €2,387 million including an intrinsic value of €3,358 million before tax.

For several years, the AXA Group has been offering to its employees in and outside of France, the opportunity to subscribe for shares issued by way of a capital increase reserved for employees. In 2008, employees invested a total of €460 million leading to a total of 24.7 million newly issued shares. Employee (including agents) shareholders represented 5.8% of the outstanding share capital as of November 28, 2008.

OTHER

In the United Kingdom, from January 31, 2008, a temporary deferral period of up to six months was introduced for certain transactions involving the AXA Life Property Fund (£0.8 billion or €0.9 billion at December 31, 2008) and AXA Pension Property
Fund (£0.6 billion or €0.7 billion), which is allowed under the terms of the customer's policy in order to help manage liquidity. In the event that sufficient liquidity to honor all outstanding withdrawal requests by the end of the deferral period cannot be generated through the sale of properties held by the funds' and other sources of liquidity available to the funds, AXA UK, as sponsor of the funds, is required to provide the funds with sufficient liquidity to honor these withdrawal requests. As at December 31, 2008, liquidity in both funds has improved compared to when the deferral period was announced. The AXA Pension Property Fund has accelerated the payment of deferrals during the last quarter due to its strengthened liquidity position. However, current market uncertainty and difficult selling conditions warrant a prudent approach therefore both funds still keep in force the deferral notification (but will continue to accelerate deferred payments where forecast liquidity permits it).

58           2008 ANNUAL REPORT

2.3 ACTIVITY REPORT

Events subsequent to December 31, 2008

In January 2009, AXA restructured its equity hedging program in order to lock in the positive mark-to-market impact resulting from the strong drop in equity markets and unwound €11 billion out of the first €14 billion tranche and the full €9 billion second tranche. This resulted in a €46 million gain net of tax on the mark-to-market since December 31, 2008. As of mid-March 2009,
AXA's remaining position consists of €250 million put spreads financed by the sale of call options on FTSE 100 and €2.5 billion put spreads on Eurostoxx 50 both maturing in March 2010.

In connection with AllianceBernstein's acquisition of the business of Sanford C. Bernstein Inc. in 2000, AXA Financial Inc.
entered into a purchase agreement under which certain former shareholders of Sanford C. Bernstein have the right to sell ("Put")
to AXA Financial, subject to certain restrictions set forth in the agreement, limited partnership interests in AllianceBernstein L.P.
("AllianceBernstein Units") issued at the time of the acquisition.
As of the end of 2008, AXA Financial, either directly or indirectly through wholly owned subsidiaries, had acquired a total of
32.7 million AllianceBernstein units for an aggregate market price of $1,631 million through several purchases made pursuant to the Put. At December 31, 2008, AXA's ownership in AllianceBernstein L.P. was approximately 62.4%.
On January 6, 2009, the purchase of the last tranche of 8.16 million AllianceBernstein Units was completed for a total price of approximately $150 million pursuant to the final installment of the Put, increasing the ownership of AXA in AllianceBernstein L.P.
by approximately 3% to 65.4%.

The financial impact for AXA of the Klaus storm in France and Spain in early 2009 is expected to be approximately €-0.2 billion before tax.

On March 17, 2009, AXA announced that it will subscribe for its share (approximately 53.1%) to the AUD660 million capital increase1 of AXA Asia Pacific Holdings (AXA APH), corresponding to an amount of approximately €178 million for AXA SA. This operation has (i) no impact on the Group's Solvency I ratio and (ii) no material impact on AXA SA's liquidity position, because AXA APH will use a portion of the proceeds from this capital increase to repay approximately €107 million of outstanding debt to AXA SA.

(1) The total capital increase of AXA APH could reach up to approximately AUD890 million, depending upon market conditions. In that case, AXA APH will reimburse a higher amount of outstanding debt to AXA SA.

2.3 ACTIVITY REPORT

Consolidated operating results

This section includes certain terms that are used by AXA in analyzing its business operations and, therefore, may not be comparable with terms used by other companies; these terms are defined in the glossary provided at the end of this section.

CONSOLIDATED GROSS REVENUES

CONSOLIDATED GROSS REVENUES(a)

(in Euro million)	2008	2007	2006 Restated (d)	2006 Published	2008/2007
Life & Savings	57,977	59,845	49,952	50,479	-3.1%
Of which Gross written premiums	56,071	57,773	48,268	48,786	-2.9%
Of which Fees and revenues from investment contracts with no participating feature	662	740	608	608	-10.6%
Property & Casualty	26,039	25,016	19,510	19,793	4.1%
International Insurance	2,841	3,568	3,716	3,716	-20.4%
Asset Management	3,947	4,863	4,406	4,406	-18.8%
Banking(b)	412	339	377	377	21.4%
Holdings and other companies(c)	5	2	4	4	90.6%
TOTAL	91,221	93,633	77,966	78,775	-2.6%
(a) Net of intercompany eliminations.
(b) Excluding net realized capital gains and change in fair value of assets under fair value option and derivatives, net banking revenues and total consolidated revenues would respectively amount to €473 million and €91,285 million for the period ending December 31, 2008, €320 million and €93,617 million for the period ending December 31, 2007, and €393 million and €77,984 million for the period ending December 31, 2006.
(c)  Includes notably CDOs and real estate companies.
(d) Restated means the restatement of The Netherlands' activities as discontinued businesses.

On a comparable basis means that the data for the current year period were restated using the prevailing foreign currency exchange rates for the same period of prior year (constant exchange rate basis). It also means that data in one of the two periods being compared were restated for the results of acquisitions, disposals and business transfers (constant structural basis) and for changes in accounting principles (constant methodological basis).
In particular, comparable basis for revenues and APE in this document means including acquisitions, disposals and business transfers, and net of intercompany transactions in both periods.

Consolidated gross revenues for full year 2008 reached €91,221 million, down 3% compared to 2007.

Taking into account the restatements to comparable basis, mainly the impact of acquisition of MPS (€2,660 million or-2.8 points)
and the appreciation of the Euro against other currencies (€2,858 million or +3.1 points, mainly from the British Pounds and
US Dollar), gross consolidated revenues were down 2% on a comparable basis.

Total Life & Savings gross revenues were down 3% to €57,977 million, or down 4% on a comparable basis mainly due to
France, the United States, the United Kingdom, and Japan, partly offset by Mediterranean and Latin American Region, Australia and Switzerland.

60           2008 ANNUAL REPORT

Total Life & Savings New Business APE1 reached €6,789 million, down 12% compared to 2007. On a comparable basis,
APE decreased by 9%, mainly due to the United States and Australia but also the United Kingdom, Belgium and Japan, partly offset by Switzerland and Central Eastern Europe.

The United States APE decreased by €420 million (-20%) to €1,540 million driven primarily by a 15% decrease in Variable
Annuities, reflecting challenging market conditions, and an anticipated decrease in Life for Fixed Universal Life products following price increases in 2007.

The United Kingdom APE decreased by €89 million (-6%) to €1,287 million as a result of:
•    21% lower Onshore and Offshore bond premiums following recent tax changes and market turmoil.
•    14% lower Individual and Executive Pensions businesses following falls in the stock market leading to lower transfers and average values.
•    10% higher Corporate Pensions business due to the success of the new proposition leading to large corporate scheme deals.
•   19% higher Protection products sales due to strengthening of the AXA Protection Account brand and a strong direct proposition.

Japan APE decreased by €52 million (-10%) to €482 million mainly driven by individual business which decreased by 9%
(€46 million), notably:
•   Life: APE decreased by €23 million (-11%) to €188 million mainly due to lower revenues from lower margin products not actively promoted (Endowment, Whole Life and Group) and lower Term products revenues due to a regulator review of the tax deductibility;
•   Investments & Savings: APE decreased by €9 million (-10%) to €76 million mainly due to lower sales of variable annuity products following turbulent market conditions and heavier regulatory sales process;
•   Health: APE decreased by €14 million (-6%) to €212 million due to strong sales of medical products in 2007 and to the bankruptcy of a large non-proprietary distributor in the last quarter of 2008.

Switzerland APE increased by €49 million (+22%) to €280 million:
•    Group Life increased by €42 million (+26%) to €211 million resulting from successful and exceptional annual negotiations
(€+75 million), partly offset by the non repeat of 2007 increase in "low margin" coinsurance business (€-33 million).
•  Individual Life improved by €6 million (+11%) to €69 million mainly resulting from the positive development regular premiums both unit-linked (+22% or €+2 million) and non unit-linked (+10% or €+3 million), and the positive impact of mutual fund sales
(€+1 million) launched late in 2007.

Belgium APE decreased by €81 million (-24%) to €260 million due to the decrease in Individual Life sales (-28% to €222 million)
for both unit-linked and non unit-linked products, partly offset by higher sales in Group life (+13% to €38 million).

Autralia/New-Zealand APE decreased by €156 million (-29%) to €378 million mainly due to a drop in Mutual Fund and
AllianceBernstein Joint Venture sales following negative market conditions in 2008 and the favorable legislation change in 2Q07
(peak in sales last year). These negative impacts were partially offset by the inclusion of some significant wholesale premiums
(€+29 million) from institutional clients seeking more conservative investments, and by Accumulator product sales.

Central & Eastern Europe APE increased by €37 million (+33%) to €164 million driven by Life & Savings (€91 million, +59%), mainly driven by short term Tax Wrapper product in Poland, and Pension Funds (€73 million, +10%). Main countries contributing to the growth were Poland (€90 million, +69%) and Czech Republic (€58 million, +18%).

Property & Casualty gross revenues were up 4% to €26,039 million, or +3% on a comparable basis mainly driven by
Mediterranean & Latin American Region (+6% to €6,414 million) and France (+3% to 5,595 million).

Personal lines (61% of P&C gross revenues) were up 3% on a comparable basis, stemming from both Motor (+2%) and
Non-Motor (+3%).

Motor revenues grew by 2% mainly driven by (i) the Mediterranean & Latin American Region up 2%, driven by Turkey and the Gulf
Region, (ii) France up 3% reflecting higher net inflows (+133k new contracts stemming from all distribution channels) in a competitive market, (iii) Asia (including Japan and South Korea) up 12% confirming its strong momentum, and (iv) the United Kingdom & Ireland up 2%, driven by +34% growth (or €66 million) in Swiftcover direct business, offset by a decrease of intermediated business linked to price increase to address profitability and competition driving down prices in Ireland, partly offset by (v) Germany (-3%)
as a result of contract losses in the context of market price pressure.

Non-Motor revenues increased by 3% mainly driven by (i) France up 5% driven by positive net inflows (+71 k) combined with an ncrease in the average premium in Household, and (ii) the Mediterranean & Latin American Region up 6% driven by Property
(+6%, mainly in Spain), and Health (+5%, driven by a new successful segmentation in Mexico).

(1) Annual Premium Equivalent (APE) is new regular premium plus one tenth of single premiums, in line with EEV methodology. APE is Group Share.

Commercial lines (39% of P&C gross revenues) recorded a 3% growth on a comparable basis driven by both Motor
(+3%) and Non-Motor (+3%).

Motor revenues were up 3%, with strong growth in (i) Mediterranean & Latin American Region (+9%) due to Mexico (+26% from both renewal and acquisitions of large contracts), partly offset by Spain (-9% due to economic slowdown), and (ii) Switzerland
(+7%) driven by sales efforts, partly offset by (iii) the United Kingdom & Ireland (-2%) principally reflecting rate reductions in Ireland to address increased competition whereas the United Kingdom remained resilient.

Non-Motor revenues were up 3%, driven by (i) Mediterranean & Latin American Region (+13%) due to the positive contribution from Health up 45% mainly driven by new corporate contracts issued in the Gulf Region and Mexico, (ii) France (+4%) mainly driven by a strong portfolio development in Construction (+9%), and a moderate growth in Property (+2%) and Liability (+3%) in a context of competitive markets, and (iii) Belgium (+3%) driven by all lines except in Property.

International Insurance revenues were down 20% to €2,841 million due to the termination in October 2007 of the fronting agreement between AXA RE and Paris Ré. Revenues were up 7% on a comparable basis driven by AXA Corporate Solutions
Assurance and AXA Assistance.

AXA Corporate Solutions Assurance revenues were up 6% to €1,954 million, driven by portfolio development and positive volume effect in Construction, Marine and Liability in a tough pricing environment.

AXA Assistance revenues were up 11% to €751 million driven by strong development in Healthcare and Travel activities.

Asset management revenues decreased by 19% or -14% on a comparable basis to €3,947 million driven by lower management fees (-11%) due to lower average Assets Under Management (AUM) (-8% on a comparable basis) and a drop in performance fees (-29%) in a context of financial crisis.

AllianceBernstein revenues were down 14% to €2,511 million driven by the decrease in management fees (-14%) in line with lower average AUM, in performance fees (-85%), in distribution fees (-20%) and in others fees (-16%). Institutional Research
Services continued to grow with fees up 11%.
AUM decreased by €212 billion from year end 2007 to €331 billion at the end of 2008, driven by market depreciation of €-200 billion and net outflows of €-30 billion, partly offset by a positive exchange rate impact of €18 billion.

AXA Investment Managers revenues decreased by €236 million (-14%) to €1,436 million. Excluding distribution fees (retroceded to distributors), gross revenues decreased by €89 million (-6%) mainly due to an unfavorable client and product mix and the decrease in retail business, while average AUM remained stable.
AUM decreased by €63 billion from year-end 2007 to €485 billion at the end of 2008 as €2 billion net new money, and €17 billion change in scope, were more than offset by €-61 billion negative market impact due to the equity market turmoil, and €-20 billion unfavorable exchange rate impact.

Net banking revenues in Banking segment were up 22% or+15% on a comparable basis to €412 million, mainly attributable to AXA Bank Europe (+15% to €249 million mainly due to higher net interest and fee income) and AXA Banque (+25% to
€102 million).

62           2008 ANNUAL REPORT

CONSOLIDATED UNDERLYING, ADJUSTED EARNINGS AND NET INCOME

(in Euro million)	2008	2007	2006 Restated (b)	2006 Published
Gross written premiums	84,662	86,116	71,299	72,099
Fees and revenues from investment contracts with no participating feature	662	740	608	608
Revenues from insurance activities	85,324	86,857	71,907	72,707
Net revenues from banking activities	473	320	393	393
Revenues from other activities	5,488	6,441	5,684	5,693
TOTAL REVENUES	91,285	93,617	77,984	78,793
Change in unearned premium reserves net of unearned revenues and fees	(208)	(609)	(474)	(498)
Net investment result excluding financing expenses(a)	(27,620)	24,572	30,286	30,774
Technical charges relating to insurance activities(a)	(37,493)	(88,961)	(83,115)	(84,074)
Net result of reinsurance ceded	(101)	(1,050)	(1,450)	(1,455)
Bank operating expenses	(59)	(57)	(78)	(78)
Insurance acquisition expenses	(8,672)	(8,669)	(7,079)	(7,162)
Amortization of value of purchased life business in force	(473)	(357)	(232)	(241)
Administrative expenses	(10,076)	(10,089)	(8,668)	(8,751)
Valuation allowances on tangible assets	(1)	4	18	18
Change in value of goodwill	(7)	(1)	-	-
Other	(181)	(419)	(448)	(451)
Other operating income and expenses	(57,063)	(109,597)	(101,052)	(102,193)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX EXPENSE	6,394	7,983	6,745	6,876
Net income from investments in affiliates and associates	23	29	21	21
Financing expenses	(685)	(467)	(473)	(474)
OPERATING INCOME GROSS OF TAX EXPENSE	5,732	7,545	6,293	6,423
Income tax expenses	(1,150)	(1,941)	(1,754)	(1,793)
Minority interests in income or loss	(538)	(642)	(620)	(620)
UNDERLYING EARNINGS	4,044	4,963	3,919	4,010
Net realized capital gains or losses attributable to shareholders	(345)	1,175	1,107	1,130
ADJUSTED EARNINGS	3,699	6,138	5,026	5,140
Profit or loss on financial assets (under fair value option) & derivatives	(2,501)	(596)	(228)	(226)
Exceptional operations (including discontinued operations)	(49)	482	311	196
Goodwill and other related intangible impacts	(99)	(106)	(24)	(24)
Integration costs	(127)	(252)	-	-
NET INCOME	923	5,666	5,085	5,085
(a) For the periods ended December 31, 2008, December 31, 2007 and December 31, 2006, the change in fair value of assets backing contracts with financial risk borne by policyholders impacted the net investment result for respectively €-43,687 million, €+7,476 million and €+15,158 million, and benefits and claims by the offsetting amounts respectively.
(b) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

NB: Line items of this income statement are on an underlying earnings basis, and not on a net income basis.

(in Euro million)	2006 Published	The Netherlands Restatement	2006 Restated(a)
UNDERLYING EARNINGS	4,010	(91)	3,919
Net realized capital gains attributable to shareholders	1,130	(23)	1,107
ADJUSTED EARNINGS	5,140	(114)	5,026
Profit or loss on financial assets (under fair value option) & derivatives	(226)	(1)	(228)
Exceptional operations (including discontinued operations)	196	115	311
Goodwill and related intangibles	(24)	-	(24)
NET INCOME	5,085	-	5,085
(a) Restated means the restatement of The Netherlands' activities as discontinued businesses.

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME

(in Euro million)	2008	2007	2006 Restated (b)	2006 Published
Life & Savings	1,508	2,670	2,270	2,325
Property & Casualty	2,394	1,863	1,417	1,453
International Insurance	188	218	131	131
Asset Management	589	590	508	508
Banking	33	36	18	18
Holdings and other companies(a)	(668)	(414)	(424)	(424)
UNDERLYING EARNINGS	4,044	4,963	3,919	4,010
Net realized capital gains or losses attributable to shareholders	(345)	1,175	1,107	1,130
ADJUSTED EARNINGS	3,699	6,138	5,026	5,140
Profit or loss on financial assets (under fair value option) & derivatives	(2,501)	(596)	(228)	(226)
Exceptional operations (including discontinued operations)	(49)	482	311	196
Goodwill and related intangibles impacts	(99)	(106)	(24)	(24)
Integration costs	(127)	(252)	-	-
NET INCOME	923	5,666	5,085	5,085
(a) Includes notably CDOs and real estate companies. (b) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

Group underlying earnings amounted to €4,044 million. On a constant exchange rate basis, underlying earnings decreased by €857 million (-17%), mainly driven by Life & Savings partly offset by Property & Casualty.

Life & Savings underlying earnings amounted to €1,508 million. On a constant exchange rate basis, Life & Savings underlying earnings were down €-1,147 million (-43%) mainly attributable to the United States (€-1,125 million), Germany (€-139 million), and the
United Kingdom (€-113 million), partly offset by France (€+144 million), Belgium (€+46 million) and Switzerland (€+46 million).

Excluding the contribution of AXA MPS (€28 million) and Mexico (€-4 million) and on a constant exchange rate basis, underlying earnings decreased by €-1,170 million (-44%) mainly resulting from:

(i) Lower net technical margin, down €-1,553 million (-110%). Excluding the €+26 million positive impact of a reclassification from fees & revenues in the United Kingdom, the net technical margin decreased by €-1,579 million (-112%), mainly driven by lower profits from Variable Annuity guarantees in the United States, mainly explained by underperformance of certain Separate
Account funds versus hedge indices, the impact on fund balances of credit spread widening, and higher equity market and interest rate volatility.

(ii) Higher expenses (€-259 million or up 4%) with acquisition expenses up €26 million (+1%) and administrative expenses up
€233 million (+7%). Acquisition expenses were impacted by €-23 million reclassification of charges from fees & revenues in the United Kingdom and €-117 million higher amortization of DAC offsetting higher unearned revenue reserve (URR) release in France. Excluding (i) the impact of these reclassed items and (ii) €105 million higher expenses coming from acquisitions of the financial advisor Genesys in Australia and the brokerage company SBJ in the United Kingdom, expenses increased by
€14 million (+0%), with:
a. Acquisition expenses down €114 million (or-4%) mainly driven by €79 million lower DAC amortization in the United States, reflecting €690 million reactivity mainly to lower margins on Variable Annuity guarantees partly offset by €-610 million adjustment reflecting an unlocking and amortization reset to reflect a long-term average Separate Account return of 9%.

64           2008 ANNUAL REPORT

b. Administrative expenses up €128 million (or +4%) mainly driven by the United Kingdom (up €223 million including significant strategic initiatives, such as the wealth management wrap platform and Architas investment sub-advisory platform), partly offset by the United States (down €72 million due to expense management initiatives and changes to employee benefit plans) and Switzerland (down €44 million notably due to change in own pension scheme).

(iii) A higher level of VBI amortization (€-89 million or up 26%) mainly attributable to (i) a €66 million increase in the United
Kingdom due to the impact of 2008 market conditions and (ii) a €25 million increase in Japan driven by assumption changes, partly offset by the natural decline in VBI balance and the non recurring impact of 2007 old Medical Whole Life conversion campaign.

These evolutions were partly offset by:

(iv) Higher investment margin (€+5 million or up 0%) as the €153 million lower investment income was more than offset by the
€157 million lower policyholders' participation. Excluding the United Kingdom (where the split between investment income and policyholders' participation is not meaningful due to the With Profit business), investment margin was down €22 million
(-1%)with:
a. Investment income down €-78 million (-1%) mainly in the United States (€-170 million reflecting lower interest rates along with lower returns on alternative investments) and Japan (€-105 million mainly driven by lower dividends on alternative assets due to poor financial market conditions), partly offset by France (€+246 million due to higher investment revenues, mainly on bonds due to a volume effect and higher yields), partly offset by
b. Policyholders' participation down €56 million (-1%) notably driven by Japan (down €101 million).

(v) Higher Fees& Revenues (€+13 million or 0%). Fees& Revenues were impacted by €+117 million of URR release in France
(offset by DAC amortization) and €-3 million net reclassification to expenses and technical margin in the United Kingdom.
Excluding (i) the impact of these reclassed items and (ii) €96 million higher fees & revenues coming from acquisitions of the financial advisor Genesys in Australia and the brokerage company SBJ in the United Kingdom, Fees & Revenues were down
€197 million (-3%) driven by:
a. Loadings on premiums and Mutual Funds up €108 million (+3%), mainly due to France (€+58 million as a result of a
€+92 million increase of loadings on non unit-linked premiums, partly offset by a €-33 million decrease on unit-linked premiums) and Japan (€+37 million due to an improved business mix, especially on medical products).
b.  Unit-linked management fees down €228 million (-10%) mainly driven by France (€-95 million or -23%), the United
States (€-71 million or -6%) and the United Kingdom (€-49 million or -11%), due to lower average balances (down 17%
in France, 8% in the United States and 3% in the United Kingdom) together with slightly lower average fees.
c.  Other fees & revenues down €78 million (-12%) driven notably by Switzerland due to more fees & revenues allocated to policyholders in Group Life.

(vi) Lower tax expenses and minority interests (down €673 million or -60%). Excluding €23 million of lower positive tax one-offs (mainly €58 million lower in Germany, €26 million lower in Belgium, and €17 million lower in the United States, partly offset by €73 million higher in the United Kingdom), tax expenses and minority interests decreased by €696 million (-55%), mainly driven by lower pre-tax earnings in the United States, the United Kingdom, Germany and Australia.

Property & Casualty underlying earnings amounted to €2,394 million. On a constant exchange rate basis, Property & Casualty underlying earnings increased by €575 million (+31%) fuelled by an improved combined ratio (down 1.9 points to 95.5%). Excluding the change in scope related to AXA MPS (€7 million), Gulf (€12 million) and Mexico (€6 million), Property & Casualty underlying earnings increased by €550 million (+30%) fuelled by an improved combined ratio in almost all countries (down 2.1 points to 95.4%).

(i) Higher technical result (including expenses) up €+571 million (or up €572 million excluding Mexico, AXA MPS and Gulf)
due to:
a. An all year loss ratio improving by 2.7 points to 67.1%. Excluding the contribution of AXA MPS, Gulf and Mexico, the all year loss ratio improved by 2.8 points to 67.0% owing to a lower impact of natural events in 2008 (storms in Germany for 0.3 point) than in 2007
(Kyrill storm for 0.9 point and floods in the United Kingdom for 1.1 points) and to more favorable prior year reserve developments.
Partly offset by:
b. Higher expenses (€-747 million), or €-475 million excluding the contribution of AXA MPS (€-20 million), Gulf (€-58 million)
and Mexico (€-197 million), resulting in a 0.7 point increase in the expense ratio to 28.4% driven by the administrative ratio up 0.8 point to 10.0% (due to Germany and Mediterranean and Latin American Region), partly offset by the acquisition expense ratio down 0.1 point to 18.4%.

As a consequence, the combined ratio decreased by 1.9 points to 95.5%. Excluding AXA MPS, Gulf and Mexico, the combined ratio decreased by 2.1 points to 95.4%.

(ii) Higher investment result (€+260 million), or up €210 million (+10%) excluding the contribution of AXA MPS (€+7 million),
Gulf (€+5 million) and Mexico (€+38 million), driven by higher fixed income asset base and yield.

(iii) Higher income tax expense and minority interests (up €257 million or 33%). Excluding €44 million of lower positive tax one-offs mainly in Germany, tax expenses and minority interests increased by €213 million (+24%) due to higher pre-tax earnings.

International Insurance underlying earnings amounted to €188 million. On a constant exchange rate basis, underlying earnings decreased by €45 million (-21%) mainly driven by lower run-off results.

Asset Management underlying earnings amounted to €589 million. On a constant exchange rate basis, asset management underlying earnings increased by €35 million (+6%) mainly due to a deferred tax liability release on undistributed foreign earnings
(€62 million) at AllianceBernstein, partly offset by lower gross revenues and investment result, together with deteriorating cost income ratio (+0.2 point to 67.3%) notably impacted by severance costs at AllianceBernstein.

Banking segment's underlying earnings decreased by €3 million (-8%) to €33 million, driven by AXA Banque in France
(€-12 million resulting mainly from commercial development costs in savings and current accounts combined with a slight fall on lending activity in the context of the financials crisis) and the Swiss Bank (€-22 million due to start up costs), partly offset by
AXA Bank Europe (€+29 million notably due to a higher interest margin).

Holdings and other companies' underlying earnings amounted to €-668 million. On a constant exchange rate basis, holdings underlying earnings decreased by €272 million mainly due to:

(i) AXA SA (€-213 million) driven by €-96 million higher financial charge, notably related to external growth financing and internal refinancing, €-73 million lower profit on hedging of earnings denominated in foreign currencies, and €-31 million higher tax expenses resulting from higher dividends received from consolidated foreign subsidiaries and losses on tax credits.

(ii) United Kingdom holdings (€-77 million) primarily resulting from the non recurrence of a 2007 €64 million release of a deferred tax provision held against proposed dividend payment from Ireland to the United Kingdom.

Group net capital losses attributable to shareholders amounted to €-345 million. On a constant exchange rate basis,
Group net capital gains and losses attributable to shareholders were down €1,568 million mainly due to:

(i) €-2,415 million higher net impairments, to €-2,773 million in 2008 mainly on equity securities (€-1,836 million in 2008) and debt securities (€-503 million in 2008) as a result of the financial crisis.

(ii) €-790 million lower net realized gains excluding impairments, to €792 million in 2008, mainly driven by €575 million lower realized gains on equities as well as €112 million higher realized losses on debt securities (mainly due to the United
States and Switzerland).

(iii) €+1,636 million increase in market value of equity derivatives in 2008 mainly driven by €+1,335 million at AXA SA, due to equity derivatives set up to reduce the Group exposure to equities, and also €+143 million in Germany and €+109 million in
France.

Adjusted earnings amounted to €3,699 million. On a constant exchange rate basis, adjusted earnings were down €2,424 million (-39%) as a result of lower underlying earnings and lower net capital gains.

Net Income amounted to €923 million. On a constant exchange rate basis, net income decreased by €4,727 million (-83%)
mainly as a result of:

(i) Lower adjusted earnings: €-2,424 million, on a constant exchange rate basis.

(ii) Lower result on change in fair value of financial assets and derivatives including foreign exchange impacts:
€-1,896 million to €-2,501 million in 2008. These €-2,501 million can be analyzed as follows:
a. €+188 million corresponding to the cancellation of deferred tax liabilities on assets under fair value option overestimated in previous years in France.
b. €-2,317 million change in fair value and realized gains on Mutual Funds, other assets and freestanding derivatives, mainly driven by credit spread widening.
c. €+159 million in the United Kingdom reflecting an undiscounted tax adjustment on unrealized gains attributable to policyholders in unit-linked life fund.
d. €-425 million of foreign exchange impacts (including foreign exchange derivatives and impairments), mainly offset by positive changes booked in shareholders' equity.
e. An exceptional adjustment of €-106 million in Japan. As a reminder, AXA Japan closes its books at the end of September.
According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned on the AXA Group, AXA Japan's 2008 accounts were adjusted with a provisional loss related to the activity from October to December 2008. This adjustment reflected mainly the impact of the further increase of credit spreads on the CDS and corporate bonds portfolio during this period.

(iii) Lower exceptional operations result including discontinued operations: down €-534 million at constant exchange rates to €-49 million, as 2007 included €480 million related to the sale of the Dutch activities, while 2008 was impacted by €-10 million from the sale of the annuity portfolio in Australia as well as €-38 million of tax effect on transfer of AllianceBernstein units.

(iv) €123 million lower Winterthur integration costs to €-127 million.

66           2008 ANNUAL REPORT

CONSOLIDATED SHAREHOLDERS' EQUITY

As of December 31, 2008, consolidated shareholders' equity totaled €37.4 billion. The movements in shareholders' equity since
December 31, 2007 are presented in the table below:

(in Euro million)	Shareholders' Equity
At December 31, 2007	45,642
Share Capital	65
Capital in excess of nominal value	370
Equity-share based compensation	107
Treasury shares sold or bought in open market	169
Deeply subordinated debt (including accrued interests)	(719)
Fair value recorded in shareholders' equity	(5,087)
Impact of currency fluctuations	(1,234)
Cash dividend	(2,473)
Other	373
Net income for the period	923
Actuarial gains and losses on pension benefits	(695)
At December 31, 2008	37,440

SHAREHOLDER VALUE

EARNINGS PER SHARE ("EPS")

(in Euro million except ordinary shares in million)		2008		2007		2006 Restated (b)		2006 Published	Var. 2008	versus 2007
	Basic(a)	Fully diluted(a)	Basic(a)	Fully diluted(a)	Basic(a)	Fully diluted(a)	Basic(a)	Fully diluted(a)	Basic(a)	Fully diluted(a)
Weighted average number of shares	2,035.4	2,043.6	2,042.7	2,060.8	1,947.8	2,031.7	1,947.8	2,031.7
Net income (Euro per Ordinary Share)	0.44	0.44	2.76	2.73	2.54	2.49	2.54	2.49	-84.0%	-83.9%
Adjusted earnings (Euro per Ordinary Share)	1.67	1.66	2.86	2.84	2.50	2.45	2.56	2.51	-41.7%	-41.4%
Underlying earnings (Euro per Ordinary Share)	1.84	1.83	2.29	2.27	1.93	1.91	1.98	1.95	-19.6%	-19.2%
(a)  From HY 2008, EPS calculation takes into account interest payments and foreign exchange impacts related to perpetual debts classified in shareholders equity with retrospective application.
(b) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

RETURN ON EQUITY ("ROE")

(in Euro million)	Period ended December 31, 2008	Period ended December 31, 2007	Change in % points
ROE	2.3%	13.1%	-10.9%
Net income	923	5,666
Average shareholders' equity	40,615	43,096
Adjusted ROE	11.0%	19.7%	-8.7%
Adjusted earnings(a)	3,400	5,848
Average shareholders' equity(b)	30,902	29,744
Underlying ROE	12.1%	15.7%	-3.6%
Underlying earnings(a)	3,745	4,673
Average shareholders' equity(b)	30,902	29,744
(a) Including adjustement to reflect financial charges related to perpetual debt (recorded through shareholders' equity).
(b) Excluding change in fair value on invested assets and derivatives (recorded through shareholders' equity), and excluding perpetual debt (recorded through shareholders' equity).

2.3 ACTIVITY REPORT

Life & Savings Segment

The following tables present the consolidated gross revenues, underlying earnings, adjusted earnings and net income attributable to AXA's Life & Savings segment for the periods indicated:

LIFE & SAVINGS SEGMENT (a)

(in Euro million)	2008	2007	2006 Restated(c)	2006 Published
Gross written premiums	56,127	57,807	48,275	48,793
Fees and revenues from investment contracts without participating feature	662	740	608	608
Revenues from insurance activities	56,789	58,548	48,883	49,401
Net revenues from banking activities	-	-	-	-
Revenues from other activities	1,246	1,332	1,076	1,084
TOTAL REVENUES	58,035	59,879	49,959	50,485
Change in unearned premium reserves net of unearned revenues and fees	(235)	(275)	(250)	(271)
Net investment result excluding financing expenses(b)	(30,578)	21,857	28,198	28,656
Technical charges relating to insurance activities(b)	(18,380)	(69,987)	(68,236)	(69,052)
Net result of reinsurance ceded	913	33	(27)	(28)
Bank operating expenses	-	-	-	-
Insurance acquisition expenses	(3,622)	(3,726)	(3,065)	(3,073)
Amortization of value of purchased life business in force	(473)	(357)	(232)	(241)
Administrative expenses	(3,481)	(3,382)	(2,814)	(2,863)
Valuation allowances on tangible assets	-	1	7	7
Change in value of goodwill	(4)	-	-	-
Other	(117)	(189)	(110)	(111)
Other operating income and expenses	(25,164)	(77,607)	(74,477)	(75,361)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX EXPENSE	2,058	3,855	3,430	3,509
Net income from investments in affiliates and associates	21	22	12	12
Financing expenses	(63)	(69)	(76)	(76)
OPERATING INCOME GROSS OF TAX EXPENSE	2,016	3,808	3,366	3,445
Income tax expenses	(314)	(924)	(903)	(928)
Minority interests in income or loss	(193)	(213)	(193)	(193)
UNDERLYING EARNINGS	1,508	2,670	2,270	2,325
Net realized capital gains or losses attributable to shareholders	(784)	567	575	597
ADJUSTED EARNINGS	725	3,238	2,845	2,921
Profit or loss on financial assets (under fair value option) & derivatives	(1,079)	(237)	48	49
Exceptional operations (including discontinued operations)	(29)	(1)	74	(3)
Goodwill and other related intangible impacts	(25)	(39)	(10)	(10)
Integration costs	(38)	(63)	-	-
NET INCOME	(446)	2,899	2,957	2,957
(a) Before intercompany transactions.
(b) For the periods ended December 31, 2008, December 31, 2007, and December 31, 2006, the change in fair value of assets backing contracts with financial risk borne by policyholders impacted the net investment result for respectively €-43,687 million, € +7,468 million and €+15,158 million, and benefits and claims by the offsetting amounts respectively.
(c) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.
68           2008 ANNUAL REPORT

CONSOLIDATED GROSS REVENUES

(in Euro million)	2008	2007	2006 Restated (b)	2006 Published
France	14,298	15,052	14,802	14,802
United States	13,757	16,244	15,390	15,390
United Kingdom	3,549	4,628	4,292	4,292
Japan	4,628	5,116	5,027	5,027
Germany	6,233	6,201	3,681	3,681
Switzerland	4,495	4,133	141	141
Belgium	2,563	3,075	2,512	2,512
Mediterranean & Latin American Region(a)	4,822	1,924	1,476	1,476
Other countries	3,690	3,507	2,637	3,164
TOTAL	58,035	59,879	49,959	50,485
Intercompany transactions	(59)	(35)	(7)	(7)
Contribution to consolidated gross revenues	57,977	59,845	49,952	50,479
(a)  Mediterranean & Latin American Region includes Italy, Spain, Portugal, Greece, Turkey, Morocco and Mexico.
(b) Restated means the restatement of The Netherlands' activities as discontinued businesses.

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME

(in Euro million)	2008	2007	2006 Restated (b)	2006 Published
France	675	531	462	462
United States	(225)	883	1,000	1,000
United Kingdom	122	255	155	155
Japan	238	254	256	256
Germany	43	182	69	69
Switzerland	218	165	3	3
Belgium	136	90	65	65
Mediterranean & Latin American Region(a)	108	73	57	57
Other countries	192	237	203	258
UNDERLYING EARNINGS	1,508	2,670	2,270	2,325
Net realized capital gains or losses attributable to shareholders	(784)	567	575	597
ADJUSTED EARNINGS	725	3,238	2,845	2,921
Profit or loss on financial assets (under fair value option) & derivatives	(1,079)	(237)	48	49
Exceptional operations (including discontinued operations)	(29)	(1)	74	(3)
Goodwill and related intangible impacts	(25)	(39)	(10)	(10)
Integration costs	(38)	(63)	-	-
NET INCOME	(446)	2,899	2,957	2,957
(a)  Mediterranean & Latin American Region includes Italy, Spain, Portugal, Greece, Turkey, Morocco and Mexico.
(b) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

LIFE & SAVINGS OPERATIONS - FRANCE

(in Euro million)	2008	2007	2006
Gross revenues	14,298	15,052	14,802
APE (Group share)	1,347	1,360	1,231
Investment margin	1,022	937	890
Fees & revenues	1,516	1,463	1,345
Net technical margin	467	265	88
Expenses	(2,100)	(1,911)	(1,680)
Amortization of VBI	(50)	(43)	(68)
Other	8	-	-
Underlying operating earnings before tax	862	711	575
Income tax expenses / benefits	(185)	(178)	(111)
Minority interests	(3)	(2)	(2)
Underlying earnings Group share	675	531	462
Net capital gains or losses attributable to shareholders net of income tax	311	269	204
Adjusted earnings Group share	986	800	666
Profit or loss on financial assets (under FV option) & derivatives	(561)	(91)	110
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	-	-	-
Integration costs	-	-	-
Net income Group share	425	709	776

Gross revenues decreased by €754 million (-5%) to €14,298 million. On a comparable basis (excluding Neuflize Vie which is consolidated using the equity method starting 01/01/08 versus proportionate before), gross revenues decreased by €380 million
(-3%) as a result of:
(i) a decrease in individual savings (-5%) which however, outperformed the market (estimated between -9% and -11%)
(ii) a decrease in Group Retirement (-30%) due to an exceptional volume of large contracts in 2007 not repeated in 2008
(iii) an increase in individual health (+15%) and in Protection Group insurance (+9%), both due to positive net inflows.

APE decreased by €14 million (-1%) to €1,347 million mainly due to group retirement (-45%) and individual savings (-6%) partly offset by strong health business (+82%).

Investment margin increased by €84 million (+9%) to €1,022 million due to higher investment revenues, mainly on bonds due to a volume effect and higher yield.

Fees & revenues increased by €53 million (+4%) to €1,516 million resulting from a €117 million higher URR (Unearned Revenue
Reserve) release offset by higher deferred acquisition costs amortization. Excluding URR, fees and revenues decreased by
€64 million mainly due to lower revenues on unit-linked contracts (€-127 million) given lower premium and lower account balances partly offset by higher loadings on non unit-linked premiums (€+92 million).

Net technical margin rose by €202 million (+76%) to €467 million mainly due to higher favorable prior years development on group lines.

Expenses increased by €189 million (+10%) to €2,100 million mainly due to higher net amortization of deferred acquisition costs
(€125 million) offsetting URR. Excluding DAC, expenses increased by €65 million (+3%) driven by an increase in general expenses
(€47 million) due to new IT projects, marketing and advertising costs.

Amortization of VBI increased by €7 million (+16%) to €-50 million.

As a consequence the underlying cost income ratio decreased by 1.7 points to 71.6%.

Income tax expenses increased by €7 million (+4%) to €185 million as the impact of the increased taxable result was largely offset by the increase of non taxable dividends.

As a consequence, underlying earnings increased by €144 million (+27%) to €675 million.

70           2008 ANNUAL REPORT

Adjusted earnings increased by €185 million (+23%) to €986 million resulting from:
(i) the evolution of underlying earnings (€+144 million)
(ii) a positive impact of derivatives hedging assets attributable to shareholders, for which intrinsic value evolution is reported in adjusted earning (€+101 million) partly offset by
(iii) lower net capital gains attributable to shareholders (€-59 million to €210 million) mainly due to higher impairment on equities.

Net income decreased by €284 million to €425 million reflecting (i) the improvement of the adjusted earnings by €185 million offset by (ii) a €-304 million unfavorable change in fair value (mainly due to mutual funds exposed to credit) and by (iii) a negative impact of derivatives for €-117 million (including €-40 million of time value of hedging derivatives in 2008) and foreign exchange for €-48 million. In 2008, the net change in fair value on assets under fair value option included a corrective gain of €147 million corresponding to the cancellation of deferred tax liabilities overestimated in previous years.

LIFE & SAVINGS OPERATIONS - UNITED STATES

(in Euro million)	2008	2007	2006
Gross revenues	13,757	16,244	15,390
APE (Group share)	1,540	2,099	1,922
Investment margin	487	704	858
Fees & revenues	1,595	1,792	1,632
Net technical margin	(984)	466	634
Expenses	(1,433)	(1,647)	(1,725)
Amortization of VBI	(64)	(69)	(65)
Other	-	-	-
Underlying operating earnings before tax	(400)	1,247	1,333
Income tax expenses / benefits	175	(363)	(334)
Minority interests	-	-	-
Underlying earnings Group share	(225)	883	1,000
Net capital gains or losses attributable to shareholders net of income tax	(153)	(32)	30
Adjusted earnings Group share	(378)	851	1,029
Profit or loss on financial assets (under FV option) & derivatives	83	40	-
Exceptional operations (including discontinued operations)	2	(7)	-
Goodwill and other related intangibles impacts	(2)	(21)	(10)
Integration costs	-	-	-
Net income Group share	(296)	863	1,020
Average exchange rate: 1.00 € = $	1.4706	1.3699	1.2563

Gross revenues decreased by €2,486 million (-15%) to €13,757 million. On a comparable basis, gross revenues decreased by €1,448 million (-9%).
•    Variable Annuity premiums (69% of gross revenues) decreased by 14% reflecting a slowdown of sales primarily related to challenging market conditions.
•   Life premiums (18% of gross revenues) decreased by 6% primarily driven by a decrease in First Year premiums from anticipated declines in Fixed Universal Life product sales following price increases in 2007.
•    Mutual Funds gross revenues (5% of gross revenues) decreased by 8%.

APE decreased by €560 million (-27%) to €1,540 million. On a comparable basis, APE decreased by €420 million (-20%) driven primarily by a 15% decrease in Variable Annuities, reflecting challenging market conditions, and an anticipated decrease in Life for Fixed Universal Life products following price increases in 2007.

Investment margin decreased by €217 million (-31%) to €487 million. On a constant exchange rate basis, investment margin decreased by €181 million (-26%). Investment income decreased by €170 million reflecting lower interest rates along with lower returns on alternative investments. Interest and bonus credited increased by €11 million reflecting adjustment for pre-demutualization participating annuity business.

Fees & revenues decreased by €198 million (-11%) to €1,595 million. On a constant exchange rate basis, fees & revenues decreased by €80 million (-4%), primarily due to fees earned on lower separate account asset levels resulting from market decline in 2008.

Net technical margin fell by €1,451 million (-311%) to €-984 million. On a constant exchange rate basis, net technical margin decreased by €1,523 million (-327%) mainly attributable to €1,519 million lower profits from guarantees associated with Variable
Annuity products, mainly explained by underperformance of certain Separate Account funds versus hedge indices, the impact on fund balances of credit spread widening and higher equity market and interest rate volatility.

Expenses decreased by €214 million (-13%) to €-1,433 million. On a constant exchange rate basis, expenses decreased by
€108 million (-7%) due to:
•    Expenses, net of capitalization (including commissions and DAC capitalization) decreased by €29 million with a 5% decrease in general expenses primarily due to expense management initiatives and changes to employee benefit plans.
•    DAC amortization decreased by €79 million, reflecting €690 million reactivity mainly to lower margins on Variable Annuity guarantees partly offset by €-610 million adjustment reflecting an unlocking and amortization reset to reflect a long-term average Separate Account return of 9%.

Amortization of VBI decreased by €4 million (-6%) to €-64 million. On a constant exchange rate basis, amortization of VBI increased by €1 million (+1%).

As a consequence, the underlying cost income ratio increased by 78.5 points to 136.5%.

Income tax expenses decreased by €539 million (-148%) to a benefit of €175 million. On a constant exchange rate basis, income tax expenses decreased by €552 million (-152%) principally due to the lower pre-tax underlying earnings.

As a consequence, underlying earnings decreased by €1,108 million (-125%) to €-225 million. On a constant exchange rate basis, underlying earnings decreased by €1,125 million (-127%).

Adjusted earnings decreased by €1,229 million (-144%) to €-378 million. On a constant exchange rate basis, adjusted earnings decreased by €1,257 million (-148%) primarily due to lower underlying earnings and higher losses on fixed income assets.

Net income decreased by €1,159 million (-134%) to €-296 million. On a constant exchange rate basis, net income decreased by €1,181 million (-137%) primarily due to the decrease in adjusted earnings partially offset by an increase in the mark-to-market of interest rate related derivatives due to lower underlying interest rates and the non recurrence of 2007 negative exceptional items.

LIFE & SAVINGS OPERATIONS - UNITED KINGDOM

(in Euro million)	2008	2007	2006
Gross revenues	3,549	4,628	4,292
APE (Group share)	1,287	1,588	1,134
Investment margin	244	258	198
Fees & revenues	787	889	591
Net technical margin	46	90	160
Expenses	(924)	(967)	(645)
Amortization of VBI	(97)	(46)	(7)
Other	-	-	-
Underlying operating earnings before tax	57	224	297
Income tax expenses / benefits	65	31	(142)
Minority interests	-	-	-
Underlying earnings Group share	122	255	155
Net capital gains or losses attributable to shareholders net of income tax	(71)	(26)	10
Adjusted earnings Group share	50	229	165
Profit or loss on financial assets (under FV option) & derivatives	232	21	(27)
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	(14)	(11)	-
Integration costs	(12)	(23)	-
Net income Group share	257	216	138
Average exchange rate: 1.00 € = £	0.7970	0.6845	0.6817

72           2008 ANNUAL REPORT

Gross revenues decreased by €1,079 million (-23%) to €3,549 million. On a comparable basis, gross revenues decreased by
€495 million (-11%):
•   Investment & Savings (79% of gross revenues):
- Insurance Premiums (64% of gross revenues) decreased by 16% as a result of lower Onshore and Offshore bond premiums following recent tax changes and market turmoil.
- Fees on Investment products (15% of gross revenues) reduced by 3%, mainly driven by adverse stock market conditions.
•   Life Insurance Premiums (17% of gross revenues) increased by 1 % due to strengthening of the AXA Protection Account brand and a strong direct proposition.
•    Other revenues (4% of gross revenues) increased by 23% as a result of growth in brokerage revenues.

APE decreased by €301 million (-19%) to €1,287 million. On a comparable basis, APE decreased by €89 million (-6%) as a result of:
•    21% lower Onshore and Offshore bond premiums following recent tax changes and market turmoil.
•    14% lower Individual and Executive Pensions businesses following falls in the stock market leading to lower transfers and average values.
•    10% higher Corporate Pensions business due to the success of the new proposition leading to large corporate scheme deals.
•    19% higher Protection products sales due to strengthening of the AXA Protection Account brand and a strong direct proposition.

Investment margin decreased by €13 million (-5%) to €244 million. On a constant exchange rate basis, investment margin increased by €27 million (+10%) due to increased investment return on shareholder assets.

Fees & revenues decreased by €101 million (-11%) to €787 million. On a constant exchange rate basis, fees & revenues increased by €28 million. Excluding reclassifications offset in expenses (€-23 million) and technical margin (€+26 million), fees & revenues increased by €31 million (+3%) mainly due to:
•   €62 million growth in the United Kingdom brokerage business recently re-launched.
•    Partly offset by €31 million lower loadings on premiums and fees on account balances.

Net technical margin decreased by €44 million (-49%) to €46 million. On a constant exchange rate basis, net technical margin decreased by €37 million. Excluding the reclassification from fees and revenues (€-26 million), the net technical margin decreased by €63 million (-70%) mainly as a result of:
•   €37 million additional provision for potential policyholder compensation payments in both Traditional life and old unit-linked life businesses.
•  €22 million non recurrence of favorable provision movements in 2007

Expenses decreased by €42 million (-4%) to€-924 million. On a constant exchange rate basis, expenses increased by €110 million.
Excluding the reclassification from fees and revenues (€+23 million), expenses increased by €86 million (+9%) primarily due to:
•   €57 million increase in project costs including significant strategic initiatives such as the wealth management wrap platform and Architas investment sub-advisory platform.
•  €58 million linked to the expansion of the brokerage business.

Amortization of VBI increased by €50 million (+109%) to €-97 million. On a constant exchange rate basis, amortization of VBI increased by €66 million (+143%) due to the impact of 2008 market conditions.

As a result, the underlying cost income ratio increased by 12.8 points to 94.7%.

Income tax benefits increased by €34 million (+110%) to €65 million. On a constant exchange rate basis, income tax benefits increased by €45 million (+145%) as a result of higher release of tax provisions.

Underlying earnings decreased by €133 million (-52%) to €122 million. On a constant exchange rate basis, underlying earnings decreased by €113 million (-44%).

Adjusted earnings decreased by €179 million (-78%) to €50 million. On a constant exchange rate basis, adjusted earnings decreased by €170 million (-74%) as a result of lower underlying earnings and €73 million higher impairments mostly on equities and bonds partly offset by €15 million higher net realized gains.

Net income increased by €41 million (+19%) to €257 million. On a constant exchange rate basis, net income increased by €83 million (+38%). In addition to the change in adjusted earnings, net income included the following positive evolutions:
€163 million in undiscounted tax adjustment on unrealized gains attributable to policyholders in unit-linked life fund1, €42 million on fixed income derivatives and €48 million on foreign exchange.

(1) Undiscounted deferred tax provided on unit-linked assets while the unit-linked liability reflects the expected timing of the payment of future tax therefore using a discounted basis.

LIFE & SAVINGS OPERATIONS - JAPAN

(in Euro million)	2008	2007	2006
Gross revenues	4,628	5,116	5,027
APE (Group share)	482	567	651
Investment margin	(1)	3	-
Fees & revenues	1,013	992	931
Net technical margin	98	135	130
Expenses	(619)	(641)	(604)
Amortization of VBI	(99)	(76)	(31)
Other	-	-	-
Underlying operating earnings before tax	392	413	426
Income tax expenses / benefits	(150)	(154)	(164)
Minority interests	(4)	(5)	(6)
Underlying earnings Group share	238	254	256
Net capital gains or losses attributable to shareholders net of income tax	92	65	38
Adjusted earnings Group share	330	319	293
Profit or loss on financial assets (under FV option) & derivatives	(478)	(96)	(37)
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	-	-	-
Integration costs	(3)	(4)	-
Net income Group share	(151)	219	256
Average exchange rate: 1.00 €= Yen	161.671	158.255	142.949

Gross Revenues decreased by €488 million (-10%) to €4,628 million. On a comparable basis and excluding (i) volatile group pension transfers (€63 million versus €46 million last year) and (ii) conversions including the non-recurring 1Q07 Medical Whole
Life upgrade campaign (€55 million versus €142 million last year), revenues declined by €163 million (-3%).
•   Life (43% of gross revenues): revenues decreased by €83 million (-4%) to €1,930 million mainly due to lower revenues from lower margin products not actively promoted (Endowment, Whole Life and Group) and lower Term products revenues due to a regulator review of the tax deductibility;
•   Investment & Savings (31% of gross revenues): revenues decreased by €161 million (-10%) to €1,389 million mainly due to lower sales of variable annuity products following turbulent market conditions and heavier regulatory sales process;
•   Health (26% of gross revenues): revenues increased by €81 million (+7%) to €1,193 million following strong Medical Whole
Life, Medical Rider and Cancer product sales in recent years.

APE decreased by €85 million (-15%) to €482 million. On a comparable basis, APE decreased by €52 million (-10%) mainly driven by individual business which decreased by €46 million (-9%), notably:
•   Life: APE decreased by €23 million (-11%) to €188 million mainly due to lower revenues from lower margin products not actively promoted (Endowment, Whole Life and Group) and lower Term products revenues due to a regulator review of the tax deductibility;
•   Investment & Savings: APE decreased by €9 million (-10%) to €76 million mainly due to lower sales of variable annuity products following turbulent market conditions and heavier regulatory sales process;
•  Health: APE decreased by €14 million (-6%) to €212 million due to strong sales of medical products in 2007 and to the bankruptcy of a large non-proprietary distributor in the last quarter of 2008.

Investment Margin decreased by €4 million to €-1 million, with €-101 million lower policyholders' credited interests following
€-105 million lower investment income, mainly driven by lower dividends on alternative assets due to poor financial market conditions.

Fees & Revenues increased by €21 million (+2%) to €1,013 million. On a constant exchange rate basis, fees & revenues increased by €43 million (+4%) due to in-force growth and improved business mix of Medical products.

Net technical margin decreased by €37 million (-27%) to €98 million. On a constant exchange rate basis, net technical margin decreased by €35 million (-26%) driven by:
•   €+14 million higher surrender margin to €15 million mainly driven by the non-recurrence of 2007 old Medical Whole Life upgrade program (€+15 million);
•   €-34 million lower mortality margin to €97 million due to less favorable experience;
•   €-14 million lower margin on Variable Annuity guarantees.

74           2008 ANNUAL REPORT

Expenses decreased by €21 million (-3%) to €-619 million. On a constant exchange rate basis, expenses decreased by
€8 million (-1%) mainly driven by lower administrative expenses.

VBI Amortization increased by €23 million (+30%) to €-99 million. On a constant exchange rate basis, VBI amortization increased by €25 million (+33%) driven by the impact of assumption changes, partially offset by the natural decline in VBI balance and the non recurring impact of 2007 old Medical Whole Life conversion campaign.

As a consequence, the underlying cost income ratio increased by 1.3 points to 64.7%.

Income tax expenses decreased by €5 million (-3%) to €-150 million. On a constant exchange rate basis, income tax expense decreased by €1 million (-1%) in line with taxable income.

Underlying earnings declined by €16 million (-6%) to €238 million, or declined by €11 million (-4%) on a constant exchange rate basis.

Adjusted earnings increased by €11 million (+3%) to €330 million or by €18 million (+6%) on a constant exchange rate basis, as the €11 million lower underlying earnings were offset by €29 million higher net realized capital gains (including €119 million higher credited interests being funded through adjusted earnings).

Net income decreased by €370 million to €-151 million. On a constant exchange rate basis, net income decreased by €371 million, reflecting mainly €+18 million higher adjusted earnings and the two following items:
•    the impact of the widening of credit spreads (€-261 million);
•    an exceptional adjustment of €-106 million. As a reminder, AXA Japan closes its books at the end of
September. According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned on the AXA Group, AXA Japan's 2008 accounts were adjusted with a provisional loss related to the activity from October to December 2008. This adjustment reflected mainly the impact of the further increase of credit spreads on the CDS and corporate bonds portfolio during this period.

LIFE & SAVINGS OPERATIONS - GERMANY

(in Euro million)	2008	2007	2006
Gross revenues	6,233	6,201	3,681
APE (Group share)	468	457	287
Investment margin	104	139	96
Fees & revenues	221	229	127
Net technical margin	(24)	112	50
Expenses	(187)	(136)	(92)
Amortization of VBI	(8)	(23)	(9)
Other	-	-	-
Underlying operating earnings before tax	106	321	171
Income tax expenses/benefits	(63)	(134)	(99)
Minority interests	(1)	(4)	(3)
Underlying earnings Group share	43	182	69
Net capital gains or losses attributable to shareholders net of income tax	(41)	(1)	6
Adjusted earnings Group share	2	182	75
Profit or loss on financial assets (under FV option) & derivatives	(59)	3	6
Exceptional operations (including discontinued operations)	(10)	-	-
Goodwill and other related intangibles impacts	-	-	-
Integration costs	(4)	(6)	-
Net income Group share	(70)	179	81

Gross revenues increased by €32 million (+1%) to €6,233 million mainly due to Health (€+42 million) driven by premium adjustment and the impact of high new business in prior year. In Life, gross revenues decreased (€-10 million) as a result of higher maturities in endowment business and cancellations in group business, partly offset by Investment & Savings unit linked business especially from "Twinstar" (Variable Annuities with secondary guarantee) product range.

APE increased by €10 million (+2%) to €468 million. On a comparable basis (change in Group share due to the minority buyout and merger of health companies), APE remained stable mainly due to Riester step-up effect (increase in retirement premiums due to higher fiscal incentive for policyholders in 2008) of €+30 million, which was offset by lower endowment and annuity business in Life and decrease in Health business due to the 2007 Reform (waiting period for salaried employees to enter Private Health
Insurance extended from one to three years).

Investment margin decreased by €35 million (-25%) to €104 million as higher income from fixed maturities and alternative investments was offset by higher policyholder participation.

Fees & revenues decreased by €8 million (-3%) to €221 million due to lower loadings on premiums in non unit-linked business
(traditional Life business) segments partly offset by higher loadings on unit-linked business.

Net technical margin fell by €136 million (-121%) to €-24 million mainly due to significant negative result from variable annuity products' guarantees due to extreme interest rate and equity volatility levels, as well as lower disability result in Life and higher claims paid in Health.

Expenses increased by €51 million (+37%) to €-187 million due to lower expenses allocated to policyholders.

Amortization of VBI decreased by €15 million (-65%) to €-8 million due to the lower investment return experience.

As a result, the underlying cost income ratio increased by 31.5 points to 64.6%.

Income tax expenses decreased by €72 million (-53%) to €-63 million as a result of lower pre-tax income and tax rate in 2008 compared to prior year (32% compared to 40%), partly offset by lower non-recurring favorable tax impacts.

As a consequence, underlying earnings decreased by €139 million (-76%) to €43 million.

Adjusted earnings decreased by €179 million (-99%) to €2 million due to lower underlying earnings (€-139 million) and
€-40 million higher net impairments and realized losses on equities and fixed maturities.

Net income decreased by €249 million (-139%) to €-70 million primarily driven by adjusted earnings evolution and €-48 million lower change in fair value of financial assets.

LIFE & SAVINGS OPERATIONS - SWITZERLAND

(in Euro million)	2008	2007	2006
Gross revenues	4,495	4,133	141
APE (Group share) (a)	280	222	-
Investment margin	109	61	3
Fees & revenues	190	212	11
Net technical margin	145	137	2
Expenses	(153)	(167)	(13)
Amortization of VBI	(11)	(29)	-
Other	-	-	-
Underlying operating earnings before tax	281	214	3
Income tax expenses / benefits	(63)	(49)	-
Minority interests	-	-	-
Underlying earnings Group share	218	165	3
Net capital gains or losses attributable to shareholders net of income tax	(245)	(15)	4
Adjusted earnings Group share	(27)	149	7
Profit or loss on financial assets (under FV option) & derivatives	(56)	(10)	-
Exceptional operations (including discontinued operations)	-	7	-
Goodwill and other related intangibles impacts	(5)	(5)	-
Integration costs	(5)	(7)	-
Net income Group share	(93)	135	7
Average exchange rate: 1.00 € = Swiss Franc	1.5866	1.6420	1.6420
(a) AXA Switzerland was not in the scope of APE in 2006. Starting 2007, and as a result of Winterthur acquisition AXA Switzerland is in the scope of APE.

76           2008 ANNUAL REPORT

Gross revenues increased by €363 million (+9%) to €4,495 million. On a comparable basis, gross revenues increased by
€215 million (+5%) to €4,482 million:
•    Group Life (84% of gross revenues) increased by €228 million (+7%) to €3,779 million due to €+168 million in single premiums
(+9%) and €+60 million in regular premiums (+4%).
•   Individual Life (16% of gross revenues) decreased by €17 million (-2%) to €717 million driven by higher maturities on non unit-
linked regular premium contracts and the drop in unit-linked single premiums (-21%) in a difficult financial market environment.

APE increased by €58 million (+26%) to €280 million. On a comparable basis, APE increased by €49 million (+22%):
•    Group Life increased by €42 million (+26%) to €211 million resulting from successful and exceptional annual negotiations
(€+75 million) partly offset by the non repeat of 2007 increase in "low margin" coinsurance business (€-33 million).
•   Individual Life improved by €6 million (+11%) to €69 million resulting from the positive development of regular premiums both unit-linked (+22% or €+2 million) and non unit-linked (+10% or €+3 million), and the positive impact of mutual fund sales
(€+1 million) launched late in 2007.

Investment margin increased by €48 million (+79%) to €109 million. On a constant exchange rate basis, investment margin increased by €44 million (+73%) mainly due to less investment income allocated to policyholders.

Fees & revenues decreased by €21 million (-10%) to €190 million. On a constant exchange rate basis, fees & revenues decreased by €28 million (-13%) mainly due to Group Life (€-21 million) driven by more fees and revenues allocated to policyholders, and lower loadings on premiums due to tariff reduction.

Net technical margin increased by €8 million (+6%) to €145 million. On a constant exchange rate basis, net technical margin
Increased by €3 million (+2%).

Expenses decreased by €14 million (-9%) to €-153 million. On a constant exchange rate basis, expenses were down €20 million
(-12%) mainly driven by the one-time positive impact of the change in own pension scheme (€17 million).

Amortization of VBI decreased by €18 million (-63%) to €-11 million. On a constant exchange rate basis, amortization of VB decreased by €18 million (-64%) mainly attributable to Individual Life thanks to a positive unlocking effect.

As a consequence, the underlying cost income ratio improved by 11.0 points to 36.8%.

Income tax expenses increased by €13 million (+27%) to €-63 million. On a constant exchange rate basis, income tax expenses ncreased by €11 million (+23%).

Underlying earnings increased by €54 million (+33%) to €218 million. On a constant exchange rate basis, underlying earnings increased by €46 million (+28%).

Adjusted earnings decreased by €176 million (-118%) to €-27 million. On a constant exchange rate basis, adjusted earnings decreased by €175 million (-117%) resulting from higher capital losses and impairments (€-222 million) partly offset by the increase in underlying earnings (€+46 million).

Net income decreased by €228 million (-169%) to €-93 million. On a constant exchange rate basis, net income decreased by €225 million (-167%), mainly due to lower adjusted earnings (€-175 million), unfavorable change in fair value of alternative investments (€-36 million) and higher foreign currency losses (€-9 million).

LIFE & SAVINGS OPERATIONS - BELGIUM

(in Euro million)	2008	2007	2006
Gross revenues	2,563	3,075	2,512
APE (Group share)	260	340	300
Investment margin	193	143	86
Fees & revenues	144	162	146
Net technical margin	65	57	56
Expenses	(228)	(252)	(194)
Amortization of VBI	(6)	(3)	(7)
Other	-	-	-
Underlying operating earnings before tax	167	107	87
Income tax expenses / benefits	(30)	(17)	(22)
Minority interests	-	-	-
Underlying earnings Group share	136	90	65
Net capital gains or losses attributable to shareholders net of income tax	(474)	206	255
Adjusted earnings Group share	(338)	297	320
Profit or loss on financial assets (under FV option) & derivatives	(249)	(93)	(10)
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	(2)	-	-
Integration costs	(10)	(13)	-
Net income Group share	(597)	191	310

Gross revenues decreased by €512 million (-17%) to €2,563 million. On a comparable basis, gross revenues decreased by
€513 million (-17%) to €2,559 million.
•   Individual Life and Savings revenues (76% of gross revenues) decreased by 20% to €1,957 million driven by the decrease in unit-linked products (-55% to €194 million) partly due to the lower performance of the structured products. The non unit-linked products' revenues declined by 14% to €1,460 million mainly due to the fall in Crest products line. Traditional life products'
revenues decreased by 3% to €303 million.
•    Group Life and Savings revenues (24% of gross revenues) decreased by 3% to €606 million.

APE decreased by €80 million (-24%) to €260 million. On a comparable basis, APE decreased by €81 million (-24%) to €260 million due to the decrease in Individual Life sales (-28% to €222 million) for both unit-linked and non unit-linked products, partly offset by higher sales in Group life (+13% to €38 million).

Investment margin increased by €49 million (+35%) to €193 million as a result of higher fixed income revenues and lower average credited rates, including policyholder bonus, due to a change in product mix.

Fees & revenues decreased by €19 million (-11%) to €144 million mainly due to lower fees on unit-linked account balances
(-34% to €14 million).

Net technical margin rose by €9 million (+15%) to €65 million mainly due to a more favorable mortality experience in 2008.

Expenses decreased by €24 million (-9%) to €-228 million due to a lower DAC amortization (€+14 million), a drop of overhead costs (€+7 million) and a decrease in commissions (€+2 million).

Amortization of VBI increased by €3 million (+102%) to €-6 million.

The underlying cost income ratio improved by 12.0 points to 58.4%.

Income tax expenses increased by €14 million (+84%) to €-30 million. Excluding the €26 million positive contribution in 2007 resulting from the favorable court decision for insurance companies on RDT ("Revenus Définitivement Taxés": tax exemption on 95% of dividends on equities), income tax expenses decreased by €12 million (-28%) as a result of new tax allocation between Life and P&C.

As a result, underlying earnings increased by €46 million (+51%) to €136 million.

Adjusted earnings decreased by €634 million (-214%) to €-338 million mainly due to a strong increase in equities impairments partly offset by the rise in underlying earnings.

Net income decreased by €788 million (-413%) to €-597 million mainly due to the drop of the adjusted earnings and to unfavorable change in fair value on fixed income mutual funds due to credit spread widening (€-197 million), partly offset by a positive change in fair value on derivatives (€+78 million).

78           2008 ANNUAL REPORT

LIFE & SAVINGS OPERATIONS - MEDITERRANEAN
AND LATIN AMERICAN REGION

(in Euro million)	2008	2007	2006
Gross revenues	4,822	1,924	1,476
APE (Group share)	406	206	143
Investment margin	254	91	73
Fees & revenues	266	172	108
Net technical margin	68	52	42
Expenses	(363)	(205)	(129)
Amortization of VBI	(41)	(9)	(5)
Other	-	-	-
Underlying operating earnings before tax	185	100	88
Income tax expenses / benefits	(45)	(21)	(24)
Minority interests	(32)	(6)	(7)
Underlying earnings Group share	108	73	57
Net capital gains or losses attributable to shareholders net of income tax	(40)	19	7
Adjusted earnings Group share	68	92	64
Profit or loss on financial assets (under FV option) & derivatives	(12)	-	-
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	-	-	-
Integration costs	(4)	(8)	-
Net income Group share	52	84	63

The Mediterranean and Latin American Region includes the following changes in scope in 2008:
•   AXA MPS consolidated as of 01/01/2008
•    Mexico consolidated as of 01/07/08
•   Turkey buyout of minority shareholders as of 01/07/08
For volume indicators, the comparable basis reflects 2008 scope.

Gross revenues increased by €2,898 million (+151%) to €4,822 million. On a comparable basis, gross revenues increased by
€+181 million (+4%) mainly driven by traditional savings products in Spain (€+162 million, mainly short term products such as
Flexiplusand Deposito Flexible) and by Accumulator sales in MPS (€167 million) partly offset by the lower contribution from Index
Linked products (€-163 million) in Italy.

APE increased by €200 million (+97%) to €406 million. On a comparable basis, APE remained stable, as the increase in Spain
(+21% or €+19 million), driven by traditional savings products, was offset by Italy (-16% or €-11 million) due to the lower contribution from Index Linked products.

Investment margin increased by €164 million to €254 million, of which €138 million from AXA MPS and Mexico. On a constant exchange rate basis and excluding AXA MPS and Mexico, investment margin increased by €27 million (+29%) mainly due to high equity dividends in Italy and higher income in Spain.

Fees & revenues increased by €95 million to €266 million, of which €93 million from AXA MPS and Mexico. On a constant exchange rate basis and excluding AXA MPS and Mexico, fees & revenues increased by €2 million (+1%).

Net technical margin increased by €17 million to €68 million of which €28 million from AXA MPS and Mexico. On a constant exchange rate basis and excluding AXA MPS and Mexico, net technical margin decreased by €10 million (-20%) mainly due to an exceptional provision in Italy.

Expenses increased by €158 million to €-363 million of which €159 million from AXA MPS and Mexico. On a constant exchange rate basis and excluding AXA MPS and Mexico, expenses remained stable mainly due to a change in expense allocation in Spain between the L&S and the P&C segments.

Amortization of VBI increased by €33 million to €-41 million, of which €31 million from AXA MPS and Mexico. On a constant exchange rate basis and excluding AXA MPS and Mexico, amortization of VBI increased by €2 million (+20%).

Underlying cost income ratio increased by 0.5 point to 68.7%. On a constant exchange rate basis and excluding AXA MPS and Mexico, the underlying cost income ratio decreased by 3.4 points to 64.9%.

Income tax expenses increased by €24 million to €-45 million, of which €16 million from AXA MPS and Mexico. On a constant exchange rate basis and excluding AXA MPS and Mexico, income tax expenses increased by €7 million (+35%) due to the higher pretax earnings and an exceptional deduction in Spain in 2007, partly offset by a tax rate decrease in some countries in 2008.

Minority interests increased by €26 million driven by AXA MPS, partly offset by minority shareholders' buyout in Turkey.

Underlying earnings increased by €35 million to €108 million of which €27 million from AXA MPS, Mexico and the buyout of minority shareholders in Turkey. On a constant exchange rate basis and excluding AXA MPS, Mexico and the buyout of minority shareholders in Turkey, underlying earnings increased by €8 million (+11%).

Adjusted earnings decreased by €24 million to €68 million of which €+4 million from AXA MPS, Mexico and the buyout of minority shareholders in Turkey. On a constant exchange rate basis and excluding AXA MPS, Mexico and the buyout of minority shareholders in Turkey, adjusted earnings decreased by €27 million (-30%) as the higher underlying earnings was more than offset by equity impairments.

Net income decreased by €32 million to €52 million of which €+2 million from AXA MPS, Mexico and the buyout of minority shareholders in Turkey. On a constant exchange rate basis and excluding AXA MPS, Mexico and the buyout of minority shareholders in Turkey, net income decreased by €33 million (-39%), driven principally by the lower level of adjusted earnings and negative change in fair value of mutual funds.

80           2008 ANNUAL REPORT

LIFE & SAVINGS OPERATIONS - OTHER COUNTRIES

The following tables present the operating results for the other Life & Savings operations of AXA:

CONSOLIDATED GROSS REVENUES

(in Euro million)	2008	2007	2006 Restated (b)	2006 Published
Australia/New Zealand	1,719	1,384	1,254	1,254
Hong Kong	1,126	1,257	1,041	1,041
The Netherlands	-	-	-	527
Central and Eastern Europe	467	423	-	-
Other countries	378	443	343	343
Canada	108	122	115	115
Luxembourg	60	64	48	48
South East Asia and China (a)	210	257	180	180
TOTAL	3,690	3,507	2,637	3,164
Intercompany transactions	(2)	-	-	-
Contribution to consolidated gross revenues	3,688	3,507	2,637	3,164
(a) South East Asia includes Indonesia, Thailand, Philippines and Singapore. (b) Restated means the restatement of The Netherlands' activities as discontinued businesses.

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME

(in Euro million)	2008	2007	2006 Restated (b)	2006 Published
Australia / New Zealand	31	99	83	83
Hong Kong	133	126	111	111
The Netherlands	-	-	-	55
Central and Eastern Europe	7	-	-	-
Other countries	22	12	9	9
Canada	7	2	4	4
Luxembourg	5	4	5	5
South East Asia and China (a)	10	5	-	-
UNDERLYING EARNINGS	192	237	203	258
Net realized capital gains or losses attributable to shareholders	(161)	83	22	43
ADJUSTED EARNINGS	31	319	225	301
Profit or loss on financial assets (under fair value option) & derivatives	21	(10)	6	7
Exceptional operations (including discontinued operations)	(21)	-	74	(3)
Goodwill and related intangibles impacts	(2)	(2)	-	-
Integration costs	-	(3)	-	-
NET INCOME	29	304	304	304
(a) South East Asia includes Indonesia, Thailand, Philippines and Singapore. (b) Restated means the restatement of The Netherlands' activities as discontinued businesses.

Australia and New Zealand1
Gross revenues increased by €335 million (+24%) to €1,719 million. On a comparable basis, gross revenues increased by
€390 million (+28%):
•    Gross written premiums and fees (79% of gross revenues) increased by €423 million (+42%) to €1,353 million, mainly driven by significant wholesale single premiums in wealth management guaranteed savings products (within the life company) reflecting the recent investors trend to seek more conservative investments given market volatility;
•    Revenues from mutual fund and advice business (21% of gross revenues) decreased by €34 million (-9%) to €366 million due to a decline in funds under management levels resulting from stock market decrease and lower Mutual Funds net sales which decreased by €2,423 million (-106%) to €-85m driven by both lower inflows and higher outflows.

(1) AXA interest in AXA Asia Pacific Group is 53.42% broken down into 53.15% direct interest holding and an additional 0.27% owned by the AAPH Executive plan trust.

APE decreased by €167 million (-31%) to €378 million. On a comparable basis, APE decreased by €156 million (-29%) mainly due to a drop in Mutual Fund and AllianceBernstein Joint Venture sales following negative market conditions in 2008 and the favorable legislation change in 2Q07 (peak in sales last year). These negative impacts were partially offset by the inclusion of some significant wholesale premiums (€+29 million) from institutional clients seeking more conservative investments, and by
Accumulator product sales.

Underlying earnings decreased by €68 million (-69%) to €31 million. On a constant exchange rate basis, underlying earnings decreased by €66 million (-67%). On a 100% ownership basis, the evolution of underlying earnings was as follows:
•    Investment margin decreased by €16 million (-56%) to €13 million. On a constant exchange rate basis, investment margin decreased by €16 million (-53%) due to lower returns and lower asset base.
•    Fees & revenues decreased by €34 million (-5%) to €698 million. On a constant exchange rate basis, fees & revenues increased by €11 million (+2%) mainly due to the acquisition of the financial advisor Genesys. Excluding Genesys, fees &
revenues decreased by €46 million (-6%) on a comparable basis mainly due to lower average funds under management driven by the 2008 stock market decrease.
•    Net technical margin fell by €33 million to €-27 million. On a constant exchange rate basis, net technical margin decreased by €35 million driven by the negative impact from a drop in discount rates (€-21 million) and by less favorable claims experience
(€-19 million).
•    Expenses increased by €42 million (+8%) to €-585 million. On a constant exchange rate basis, expenses increased by €80 million
(+15%) mainly due to the acquisition of Genesys, including advisers retention bonus and integration, together with restructuring costs for the A&NZ business. Excluding these, expenses decreased by €2 million (-0%) on a comparable basis.
•    Amortization of VBI increased by €20 million (+113%) to €-37 million. On a constant exchange rate basis, amortization of VBI increased by €22 million (+127%) due to lower assets under management in the life company and the amortization of
Genesys VBI.
•    Income tax expenses decreased by €19 million (-82%) to €-4 million. On a constant exchange rate basis, income tax expenses decreased by €18 million (-81%) mainly due the decrease in pre-tax underlying earnings.

As a consequence, the underlying cost income ratio increased by 17.9 points to 91.0%.

Adjusted earnings decreased by €232 million (-143%) to €-70 million. On a constant exchange rate basis, adjusted earnings decreased by €236 million (-146%) due to lower underlying earnings and higher realized losses and impairments on equity.

Net income decreased by €232 million (-144%) to €-70 million. On a constant exchange rate basis, net income decreased by
€237 million (-146%) in line with adjusted earnings, as the loss on the sale of the annuities portfolio (€-10 million) and a one-off tax expense (€-11 million) were offset by the positive change in value of interests rate swaps.

Hong-Kong1
Gross revenues decreased by €131 million (-10%) to €1,126 million. On a comparable basis, gross revenues decreased by €45 million (-4%) mainly driven by a decrease in investment and savings inflows due to the investment market conditions
(€-75 million), partially offset by an increase in individual life and health (€+17 million), group business (€+9 million) and bancassurance products (€+7 million).

APE decreased by €27 million (-20%) to €112 million. On a comparable basis, APE decreased by €18 million (-13%) due to a reduction in investment and savings products (€-25 million) in an uncertain market environment, partially offset by increased sales of life and health products (€+12 million).

Underlying earnings increased by €6 million (+5%) to €133 million. On a constant exchange rate basis, underlying earnings increased by €17 million (+13%), mainly driven by non-recurring impacts on DAC amortization (revised actuarial assumptions).

Adjusted earnings decreased by €54 million (-38%) to €89 million. On a constant exchange rate basis, adjusted earnings decreased by €47 million (-33%) reflecting significantly higher realized losses and impairments on equities, despite an improvement in underlying earnings.

Net income decreased by €44 million (-31%) to €97 million. On a constant exchange rate basis, net income decreased by €37 million (-26%), reflecting the lower adjusted earnings partly offset by the net positive impact of marked to market derivatives.

(1) AXA interest in AXA Asia Pacific Group is 53.42% broken down into 53.15% direct interest holding and an additional 0.27% owned by the AAPH Executive plan trust.

82          2008 ANNUAL REPORT

Central and Eastern Europe
Gross revenues increased by €45 million (+11%) to €467 million. On a comparable basis, gross revenues increased by €5 million
(+1%) mainly driven by Czech Republic and Poland, partly offset by Hungary.

APE increased by €57 million (+53%) to €164 million. On a comparable basis, APE increased by €37 million (+33%) driven by
Life & Savings (€91 million, +59%), mainly driven by short term Tax Wrapper product in Poland, and Pension Funds (€73 million,
+10%). Main countries contributing to the growth were Poland (€90 million, +69%) and Czech Republic (€58 million, +18%).

Underlying earnings increased by €7 million to €7 million. On a constant exchange rate basis, underlying earnings increased by
€6 million mainly due to an increase in investment margin partly offset by higher administrative expenses to develop distribution networks.

Overall, the underlying cost income ratio decreased by 6.0 points to 92.5%.

Adjusted earnings decreased by €8 million to €-6 million. On a constant exchange rate basis, adjusted earnings decreased by €7 million, as higher underlying earnings were more than offset by higher capital losses and impairments on equities and fixed income securities.

Net income decreased by €8 million to €-9 million. On a constant exchange rate basis, net income decreased by €7 million in line with adjusted earnings.

Canada
Gross revenues decreased by €14 million (-12%) to €108 million. On a constant exchange rate basis, revenues decreased by €7 million (-6%) mainly reflecting the sale of AXA Services Financiers in 2007 partly offset by growth in Group Health
(€+2 million).

Underlying earnings and adjusted earnings amounted to €7 million, an increase of €5 million (+247%) on a constant exchange rate basis, as 2007 was negatively impacted by a change in tax regulation.

South East Asia and China
APE increased by €3 million (+5%) to €66 million. On a comparable basis, APE increased by €8 million (+12%) mainly due to
Indonesia (+23%) and Thailand (+31%) following the strong growth in sales force and in the bancassurance channel.

Underlying earnings and adjusted earnings both increased by €6 million (+119%) on a constant exchange rate basis to €10 million as a result of higher premium income and funds under management, and higher profit margin due to product re-pricing in Indonesia and Thailand.

Net income increased by €12 million to €6 million as 2007 was negatively impacted by China's entry in the scope of consolidation
(one-time recognition of past losses).

2.3 ACTIVITY REPORT

Property & Casualty Segment

The following tables present the consolidated gross revenues, underlying earnings, adjusted earnings and net income attributable to AXA's Property & Casualty segment for the periods indicated.

PROPERTY AND CASUALTY SEGMENT (a)

(in Euro million)	2008	2007	2006 Restated(b)	2006 Published
Gross written premiums	26,107	25,101	19,548	19,830
Fees and revenues from investment contracts without participating feature	-	-	-	-
Revenues from insurance activities	26,107	25,101	19,548	19,830
Net revenues from banking activities	-	-	-	-
Revenues from other activities	102	79	52	52
TOTAL REVENUES	26,209	25,180	19,600	19,882
Change in unearned premium reserves net of unearned revenues and fees	(244)	(362)	(139)	(142)
Net investment result excluding financing expenses	2,263	2,057	1,564	1,594
Technical charges relating to insurance activities	(16,649)	(16,702)	(12,697)	(12,841)
Net result of reinsurance ceded	(780)	(599)	(629)	(632)
Bank operating expenses	-	-	-	-
Insurance acquisition expenses	(4,776)	(4,634)	(3,712)	(3,787)
Amortization of value of purchased life business in force	-	-	-	-
Administrative expenses	(2,602)	(2,274)	(1,817)	(1,851)
Valuation allowances on tangible assets	(1)	4	11	11
Other	(5)	(24)	(18)	(20)
Other operating income and expenses	(24,812)	(24,229)	(18,863)	(19,120)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX EXPENSE	3,415	2,647	2,162	2,213
Net income from investments in affiliates and associates	5	5	9	9
Financing expenses	(10)	(13)	(8)	(8)
OPERATING INCOME GROSS OF TAX EXPENSE	3,410	2,639	2,163	2,214
Income tax expense	(967)	(726)	(704)	(719)
Minority interests in income or loss	(49)	(50)	(42)	(42)
UNDERLYING EARNINGS	2,394	1,863	1,417	1,453
Net realized capital gains or losses attributable to shareholders	(665)	562	440	441
ADJUSTED EARNINGS	1,729	2,425	1,857	1,895
Profit or loss on financial assets (under fair value option) & derivatives	(656)	4	70	71
Exceptional operations (including discontinued operations)	1	(2)	51	13
Goodwill and other related intangible impacts	(69)	(67)	(2)	(2)
Integration costs	(78)	(142)	-	-
NET INCOME	926	2,218	1,977	1,977
(a) Before intercompany transactions. (b) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

84           2008 ANNUAL REPORT

CONSOLIDATED GROSS REVENUES

(in Euro million)	2008	2007	2006 Restated(b)	2006 Published
France	5,633	5,377	5,219	5,219
United Kingdom & Ireland	4,471	5,111	4,742	4,742
Germany	3,554	3,531	2,759	2,759
Belgium	2,156	2,130	1,520	1,520
Mediterranean & Latin American Region(a)	6,437	5,298	3,831	3,831
Switzerland	2,024	1,981	95	95
Other countries	1,934	1,752	1,435	1,717
TOTAL	26,209	25,180	19,600	19,882
Intercompany transactions	(170)	(164)	(89)	(89)
Contribution to consolidated gross revenues	26,039	25,016	19,510	19,793
(a)  Mediterranean & Latin American Region includes Italy, Spain, Portugal, Greece, Turkey, Morocco, Gulf Region and Mexico.
(b) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME

(in Euro million)	2008	2007	2006 Restated(b)	2006 Published
France	623	426	382	382
United Kingdom & Ireland	306	262	386	386
Germany	355	325	181	181
Belgium	181	216	147	147
Mediterranean & Latin American Region|a|	557	362	173	173
Switzerland	238	125	7	7
Other countries	134	147	140	176
UNDERLYING EARNINGS	2,394	1,863	1,417	1,453
Net realized capital gains or losses attributable to shareholders	(665)	562	440	441
ADJUSTED EARNINGS	1,729	2,425	1,857	1,895
Profit or loss on financial assets (under fair value option) & derivatives	(656)	4	70	71
Exceptional operations (including discontinued operations)	1	(2)	51	13
Goodwill and related intangibles impacts	(69)	(67)	(2)	(2)
Integration costs	(78)	(142)	-	-
NET INCOME	926	2,218	1,977	1,977
(a)  Mediterranean & Latin American Region includes Italy, Spain, Portugal, Greece, Turkey, Morocco, Gulf Region and Mexico.
(b) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

PROPERTY & CASUALTY OPERATIONS - FRANCE

(in Euro million)	2008	2007	2006
Gross revenues	5,633	5,377	5,219
Current accident year loss ratio (net)	74.8%	74.3%	74.6%
All accident year loss ratio (net)	68.5%	72.7%	73.5%
Net technical result	1,777	1,467	1,390
Expense ratio	24.5%	24.2%	24.1%
Net investment result	569	495	464
Underlying operating earnings before tax	962	657	592
Income tax expenses / benefits	(339)	(230)	(210)
Net income from investments in affiliates and associates	-	-	-
Minority interests	(1)	-	-
Underlying earnings Group share	623	426	382
Net capital gains or losses attributable to shareholders net of income tax	(83)	93	70
Adjusted earnings Group share	539	519	452
Profit or loss on financial assets (under FV option) & derivatives	(290)	34	64
Exceptional operations (including discontinued operations)	(4)	-	-
Goodwill and other related intangibles impacts	-	-	-
Integration costs	-	-	-
Net income Group share	245	553	515

Gross revenues increased by €257 million (+5%) to €5,633 million (or on a comparable basis +3%).
•   Personal lines (60% of gross revenues) increased by 4% to €3,378 million mainly reflecting higher net inflows in Motor (+133k new contracts stemming from all distribution channels) in a competitive market, and positive net inflows (+71 k) combined with an increase in the average premium in Household.
•    Commercial lines (40% of gross revenues) were up by 3% to €2,217 million notably driven by a strong portfolio development in Construction (+9%), and a moderate growth in Property (+2%) and Liability (+3%) in a context of competitive markets.

Net Technical Result increased by €309 million (+21%) to €1,777 million:
•    Current accident year loss ratio increased by 0.4 point to 74.8% reflecting (i) the shift towards longer tail business (Construction and Liability) and (ii) the increase in Personal Motor current accident year net loss ratio due to pressure on tariffs.
•    Prior accident year net technical result improved by €269 million to €354 million reflecting a higher positive prior year reserves development (Motor, Liability, Construction).

As a consequence, the all accident year loss ratio decreased by 4.3 points to 68.5%.

Expense ratio rose by 0.3 point to 24.5% due to (i) change in business mix towards products with higher commission rates,
(ii) IT and marketing investments, (iii) Nationale Suisse Assurance integration costs, and (iv) increase of taxes.

As a result, the combined ratio improved by 4.0 points to 93.0%.

Net investment result increased by €73 million (+15%) to €569 million mainly driven by higher bonds' revenues due to higher asset base and yield.

Income tax expenses were up by €109 million (+48%) to €-339 million in line with increase in taxable operating income.

As a result, underlying earnings increased by €196 million (+46%) to €623 million.

Adjusted earnings increased by €20 million (+4%) to €539 million as the underlying earnings increase was partly offset by higher impairment charges (€-143 million), mainly on equities and bonds, and lower realized capital gains (€-42 million).

Net income decreased by €308 million (-56%) to €245 million as (i) the evolution of adjusted earnings and (ii) a €35 million gain corresponding to the cancellation of deferred tax liabilities on assets overestimated in previous years, were more than offset by
(iii) an unfavorable change in fair value (€-290 million) mainly on credit mutual funds due to the widening of corporate spreads, and (iv) a negative impact on foreign exchange for €-63 million.

86           2008 ANNUAL REPORT

PROPERTY & CASUALTY OPERATIONS - UNITED KINGDOM & IRELAND

(in Euro million)	2008	2007	2006
Gross revenues	4,471	5,111	4,742
Current accident year loss ratio (net)	69.3%	71.8%	63.6%
All accident year loss ratio (net)	63.3%	66.4%	61.8%
Net technical result	1,643	1,663	1,790
Expense ratio	35.7%	35.0%	34.7%
Net investment result	352	380	338
Underlying operating earnings before tax	397	311	501
Income tax expenses / benefits	(90)	(49)	(114)
Net income from investments in affiliates and associates	-	-	-
Minority interests	(1)	(1)	-
Underlying earnings Group share	306	262	386
Net capital gains or losses attributable to shareholders net of income tax	(227)	71	75
Adjusted earnings Group share	78	333	461
Profit or loss on financial assets (under FV option) & derivatives	7	(5)	(9)
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	(24)	(17)	-
Integration costs	-	(4)	-
Net income Group share	62	307	451
Average exchange rate: 1.00 € = £	0.7970	0.684	0.682

Gross revenues decreased by €641 million (-13%) to €4,471 million or €4,420 million after intercompany eliminations. On a comparable basis, gross revenues increased by €2 million (+0%).
•   Personal lines (52% of the gross revenues) were flat at €2,347 million with Motor up 2%, driven by +34% growth (or €66 million)
in Swiftcover direct business, offset by a decrease of intermediated business linked to price increase to address profitability, and competition driving down prices in Ireland. Non-Motor was flat with Property up 9% due to volume growth, and Health up 2% due to large corporate contracts, offset by creditor down 14% due to credit crunch.
•    Commercial lines (45% of the gross revenues) were down 1% to €2,019 million. Motor decreased by 2%, principally reflecting rate reductions in Ireland to address the increased competition whereas the United Kingdom remained resilient. Non-Motor decreased by 1% with a deterioration across most business lines with the continued focus on profitability in a soft, competitive market, partly offset by 11% growth in Health.
•    Other lines (1% of the gross revenues) were up 32% to €54 million mainly reflecting growth in brokerage business.

Net technical result decreased by €20 million (-1%) to €1,643 million. On a constant exchange rate basis, net technical result increased by €234 million (+14%).
•   The current accident year loss ratio decreased by 2.8 points to 69.3%, as a result of the non recurring 2007 adverse weather events (-6.6 points) partly offset by a higher frequency of large claims in Commercial Property and increased injury claims and inflation in third party damage claims in United Kingdom Commercial motor.
•   The all accident year loss ratio decreased by 3.3 points to 63.3% reflecting the improvement in current accident year loss ratio combined with +0.6 point favorable development in prior years reserves.

Expense ratio rose by 0.8 point to 35.7%. Acquisition costs ratio was down 0.7 point following the renegotiation of commission rates with delegated authority brokers in the United Kingdom partly offset by the redundancy scheme costs in Ireland. Administrative expenses ratio increased by 1.5 points due to higher IT costs (+0.7 point), growth through acquisition of a subsidiary in Health
(+0.5 point) and the redundancy scheme costs in Ireland (+0.2 point).

As a result, the combined ratio improved by 2.5 points to 99.0%.

Net investment result decreased by €28 million (-7%) to €352 million. On a constant exchange rate basis, net investment result increased by €14 million (+4%) as a result of increased average returns (higher bond yields) offset by lower asset base reflecting the current market conditions and the payment of claims related to 2007 weather events.

Income tax expenses increased by €42 million (+86%) to €-90 million. On a constant exchange rate basis, income tax expenses increased by €55 million (+112%) as the reduction in United Kingdom corporation tax rate was more than offset by the improvement in pre-tax earnings and a €3 million decrease in positive tax one offs.

Underlying earnings increased by €44 million (+17%) to €306 million. On a constant exchange rate basis, underlying earnings increased by €84 million (+32%).

Adjusted earnings decreased by €254 million (-76%) to €78 million. On a constant exchange rate basis, adjusted earnings decreased by €243 million (-73%) as the underlying earnings increase was more than offset by €108 million lower realized capital gains and €220 million higher impairments on equities, bonds and real estate.

Net income decreased by €245 million (-80%) to €62 million. On a constant exchange rate basis, net income decreased by
€237 million (-77%) reflecting adjusted earnings evolution.

PROPERTY & CASUALTY OPERATIONS - GERMANY

(in Euro million)	2008	2007	2006
Gross revenues	3,554	3,531	2,759
Current accident year loss ratio (net)	76.2%	78.7%	74.2%
All accident year loss ratio (net)	66.1%	69.0%	67.8%
Net technical result	1,198	1,094	889
Expense ratio	32.1%	29.3%	30.3%
Net investment result	394	339	239
Underlying operating earnings before tax	458	401	293
Income tax expenses / benefits	(106)	(74)	(108)
Net income from investments in affiliates and associates	5	5	4
Minority interests	(2)	(7)	(7)
Underlying earnings Group share	355	325	181
Net capital gains or losses attributable to shareholders net of income tax	(57)	92	77
Adjusted earnings Group share	298	416	259
Profit or loss on financial assets (under FV option) & derivatives	(146)	29	26
Exceptional operations (including discontinued operations)	(1)	-	(3)
Goodwill and other related intangibles impacts	-	-	-
Integration costs	(25)	(36)	-
Net income Group share	127	410	282

Gross revenues increased by €23 million (+1%) to €3,554 million. On a comparable basis, gross revenues increased by
€24 million (+1%).
•   Personal lines (63% of gross revenues) decreased by 1% as a result of contract losses in Motor in the context of market price pressure partly offset by growth in Property mainly due to the packaged product 'Profischutz' for professionals as well as tariff increases.
•   Commercial lines (30% of gross revenues) were flat.
•   Other lines (7% of gross revenues) increased by 18% due to a one off effect in the Assumed business.

Net technical result increased by €105 million (+10%) to €1,198 million.
•   Current accident year loss ratio decreased by 2.5 points to 76.2% driven by a lower impact of natural events.
•   All accident year loss ratio decreased by 2.8 points to 66.1% due to the improved current accident year loss ratio and a positive prior year reserve development.

Expense ratio rose by 2.8 points to 32.1%, primarily driven by non-recurring items in 2007 and 2008. In 2007, the expense ratio was positively impacted by the release of a bad debt provision, whereas in 2008 non-recurring items (such as pension costs)
had a negative impact.

As a result, the combined ratio remained stable at 98.2%.

Net investment result rose by €55 million (+16%) to €394 million mainly due to higher income from fixed income as a result of new investment in bonds benefiting from higher spreads partly offset by lower dividends from equities.

Income tax expenses increased by €32 million (+44%) to €-106 million due to the improved net investment result and lower tax-free dividends as well as lower non recurring favorable tax impacts.

As a consequence, underlying earnings increased by €30 million (+9%) to €355 million.

88           2008 ANNUAL REPORT

Adjusted earnings decreased by €118 million (-28%) to €298 million due to lower realized capital gains and higher equity impairments partly mitigated by equity hedges.

Net income decreased by €283 million (-69%) to €127 million due to lower adjusted earnings and unfavorable change in fixed income assets fair value as well as negative foreign exchange impact.

PROPERTY & CASUALTY OPERATIONS - BELGIUM

(in Euro million)	2008	2007	2006
Gross revenues	2,156	2,130	1,520
Current accident year loss ratio (net)	80.9%	77.6%	78.1%
All accident year loss ratio (net)	69.0%	67.5%	66.0%
Net technical result	669	693	512
Expense ratio	29.9%	29.8%	29.3%
Net investment result	235	235	178
Underlying operating earnings before tax	255	290	245
Income tax expenses / benefits	(75)	(73)	(98)
Net income from investments in affiliates and associates	-	-	-
Minority interests	-	-	-
Underlying earnings Group share	181	216	147
Net capital gains or losses attributable to shareholders net of income tax	(41)	119	142
Adjusted earnings Group share	140	335	290
Profit or loss on financial assets (under FV option) & derivatives	(133)	(29)	(6)
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	(1)	-	-
Integration costs	(24)	(34)	-
Net income Group share	(17)	272	283

Gross revenues increased by €26 million (+1%) to €2,156 million. On a comparable basis, gross revenues increased by €27 million
(+1%) to €2,139 million.
•   Personal lines (62% of total revenues) were up 1% driven by Non Motor (+2%) mainly resulting from price increases partly offset by lower volume in Property.
•    Commercial lines (38% of total revenues) were up 3% as a result of increases in all lines except in Property.

Net technical result decreased by €23 million (-3%) to €669 million:
•  The current accident year loss ratio increased by 3.2 points to 80.9% mainly due to higher large claims (€+68 million) mainly in property, despite less natural events.
•   All accident year loss ratio increased by 1.5 points to 69.0% reflecting the deterioration of the current accident year loss ratio partly offset by a higher prior years result (€+40 million) mainly in Workers' compensation.

Expense ratio increased by 0.1 point to 29.9% driven by higher administrative expenses.

As a result, the combined ratio increased by 1.6 points to 98.8%.

Underlying investment result remained stable at €235 million.

Income tax expenses increased by €1 million (+2%) to €-75 million mainly due to the non recurrence of a €10 million positive impact in 2007 resulting from the favorable court decision for insurance companies on RDT (Revenus Definitivement Taxés: tax exemption on 95% of dividends on equities) and a new tax allocation between Life and P&C.

Underlying earnings decreased by €35 million (-16%) to €181 million.

Adjusted earnings decreased by €195 million (-58%) to €140 million reflecting lower underlying earnings and higher equity impairments.

Net income decreased by €289 million (-106%) to €-17 million mainly reflecting lower adjusted earnings and unfavorable change in fixed income mutual funds fair value due to credit spread widening.

PROPERTY & CASUALTY OPERATIONS - MEDITERRANEAN
AND LATIN AMERICAN REGION

(in Euro million)	2008	2007	2006
Gross revenues	6,437	5,298	3,831
Current accident year loss ratio (net)	76.2%	76.5%	77.2%
All accident year loss ratio (net)	68.5%	72.1%	74.8%
Net technical result	1,979	1,453	941
Expense ratio	24.8%	23.3%	23.3%
Net investment result	414	351	245
Underlying operating earnings before tax	833	591	314
Income tax expenses / benefits	(235)	(195)	(106)
Net income from investments in affiliates and associates	-	-	-
Minority interests	(40)	(34)	(34)
Underlying earnings Group share	557	362	173
Net capital gains or losses attributable to shareholders net of income tax	(43)	172	57
Adjusted earnings Group share	515	534	231
Profit or loss on financial assets (under FV option) & derivatives	(37)	(16)	(1)
Exceptional operations (including discontinued operations)	6	(2)	-
Goodwill and other related intangibles impacts	(16)	(28)	-
Integration costs	(20)	(60)	-
Net income Group share	447	428	230

The Mediterranean and Latin American Region includes the following changes in scope:
•   AXA MPS consolidated as of 01/01/2008
•   Mexico consolidated as of 01/07/08
•    Gulf Region consolidated as of 01/01/2008
•    Turkey buyout of minority shareholders as of 01/07/08

For volume indicators, the comparable basis reflects 2008 scope.

Gross revenues increased by €1,139 million (+22%) to €6,437 million, or €6,414 million after intercompany eliminations. On comparable basis, gross revenues increased by €391 million (+6%) mainly supported by the strong performance in the fast developing countries (Mexico +24%, Gulf Region +58%, Turkey +9% and Morocco +12%).
•    Personal lines (65% of total revenues) were up 3% to €4,190 million due to (i) Motor up 2% driven by Turkey and Gulf Region, and (ii) Non-motor up 6% driven by Property (+6%, mainly in Spain), and Health (+5%, driven by a new successful segmentation in Mexico).
•    Commercial lines (35% of total revenues) were up 12% to €2,221 million with (i) Motor up 9% mainly driven by Mexico (+26%
due to both renewal and acquisitions of large contracts), partly offset by Spain (-9% due to economic slowdown), and
(ii) Non-motor up 13% mostly due to the positive contribution from Health up 45% mainly driven by new corporate contracts issued in the Gulf Region and Mexico.

Net technical result increased by €525 million to €1,979 million of which €253 million from AXA MPS, Gulf Region and
Mexico. On a constant exchange rate basis and excluding AXA MPS, Gulf Region and Mexico, net technical result increased by
€282 million (+19%).
•   The current accident year loss ratio decreased by 0.3 point to 76.2%. On a constant exchange rate basis and excluding AXA
MPS, Gulf Region and Mexico, the current year loss ratio increased by 0.9 point to 77.4% mainly linked to motor business in
Italy with higher impact from large claims.
•   The all accident year loss ratio decreased by 3.4 points to 68.5%. On a constant exchange rate basis and excluding AXA MPS,
Gulf Region and Mexico, the all accident year loss ratio decreased by 4.0 points to 68.0% thanks to a favorable prior year reserves development.

Expense ratio rose by 1.5 points to 24.8%. On a constant exchange rate basis and excluding AXA MPS, Gulf Region and
Mexico, the expense ratio increased by 0.9 point to 24.2% driven by a change in expense allocation in Spain, IT costs and the launch of a direct channel in Italy.

As a result, the combined ratio improved by 1.9 points to 93.3%. On a constant exchange rate basis and excluding AXA MPS,
Gulf Region and Mexico, the combined ratio decreased by 3.1 points to 92.2%.

90           2008 ANNUAL REPORT

Net investment result increased by €63 million to €414 million of which €47 million from AXA MPS, Gulf Region and Mexico. On a constant exchange rate basis and excluding AXA MPS, Gulf Region and Mexico, net investment result increased by €21 million
(+6%) driven by higher bonds income (volume effect and spreads increase).

Income tax expenses increased by €41 million to €-235 million, of which €5 million from AXA MPS, Gulf Region and Mexico. On a constant exchange rate basis and excluding AXA MPS, Gulf Region and Mexico, income tax expenses increased by €36 million
(+19%) due to higher pretax earnings partly compensated by a tax rate decrease in some countries.

Underlying earnings increased by €195 million to €557 million, of which €+34 million from AXA MPS, Gulf Region, Mexico and the buyout of minorities in Turkey. On a constant exchange rate basis and excluding AXA MPS, Gulf Region, Mexico and the buyout of minorities in Turkey, underlying earnings increased by €164 million (+45%).

Adjusted earnings decreased by €19 million to €515 million of which €+34 million from AXA MPS, Gulf Region, Mexico and the buyout of minorities in Turkey. On a constant exchange rate basis and excluding AXA MPS, Gulf Region, Mexico and the buyout of minorities in Turkey, adjusted earnings decreased by €49 million (-9%), as the increase in underlying earnings was offset by higher impairments on equities.

Net income increased by €19 million to €447 million of which €+50 million from AXA MPS, Gulf Region, Mexico and the buyout of minorities in Turkey. On a constant exchange rate basis and excluding AXA MPS, Gulf Region, Mexico and the buyout of minorities in Turkey, net income decreased by €27 million (-6%) as the lower adjusted earnings and the negative impact of change in fair value on mutual funds were partly offset by lower Winterthur integration costs (€43 million).

PROPERTY & CASUALTY OPERATIONS - SWITZERLAND

(in Euro million)	2008	2007	2006
Gross revenues	2,024	1,981	95
Current accident year loss ratio (net)	73.7%	77.6%	63.3%
All accident year loss ratio (net)	69.1%	75.2%	72.2%
Net technical result	627	490	27
Expense ratio	24.5%	24.0%	24.1%
Net investment result	181	142	4
Underlying operating earnings before tax	311	159	8
Income tax expenses / benefits	(70)	(33)	(1)
Net income from investments in affiliates and associates	-	-	-
Minority interests	(2)	(1)	-
Underlying earnings Group share	238	125	7
Net capital gains or losses attributable to shareholders net of income tax	(170)	(6)	2
Adjusted earnings Group share	68	119	9
Profit or loss on financial assets (under FV option) & derivatives	(52)	(10)	-
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	(21)	(17)	-
Integration costs	(10)	(7)	-
Net income Group share	(14)	84	9
Average exchange rate: 1.00 € = Swiss Franc	1.5866	1.642	1.572

Gross revenues increased by €43 million (+2%) to €2,024 million. On a comparable basis, gross revenues decreased by
€-26 million (-1%):
•   Personal lines (51% of gross revenues) improved by 1% to €1,053 million reflecting the strong positive net new contracts partly offset by tariff reduction in the context of a softening market.
•    Commercial lines (49% of gross revenues) decreased by 4% to €992 million mainly driven by price pressure in Workers'
compensation (-7%) and Health (-2%), partly offset by Motor (+7%).

Net technical result increased by €137 million (+28%) to €627 million. On a constant exchange rate basis, net technical result improved by €116 million (+24%):
•    The current accident year loss ratio decreased by 3.9 points to 73.7% mainly driven by the non-recurrence of large losses due to flood and hail events in 2007.
•   The all accident year net loss ratio decreased by 6.1 points to 69.1% reflecting the lower current year loss ratio and the increase in prior year results (€+44 million) mainly on long tail business lines.

Expense ratio increased by +0.6 point to 24.5% mainly driven by higher acquisition costs resulting from the change to an independent sales organization for exclusive agents partly offset by the positive €36 million one time impact of the change in own pension scheme.

As a consequence, the combined ratio improved by 5.5 points to 93.6%.

Net investment result improved by €39 million (+28%) to €181 million. On a constant exchange rate basis, net investment result increased by €33 million (+23%) driven by higher volume and higher investment return, mainly on loans and bonds.

Income tax expenses were up €36 million (+109%) to €-70 million. On a constant exchange rate basis, income tax expenses increased by €34 million (+102%) driven by higher pre-tax earnings.

Underlying earnings increased by €114 million (+91%) to €238 million. On a constant exchange rate basis, underlying earnings increased by €106 million (+85%).

Adjusted earnings decreased by €50 million (-42%) to €68 million. On a constant exchange rate basis, adjusted earnings decreased by €53 million (-44%) reflecting higher impairments (€-140 million) and realized capital losses (€-19 million) mainly on equities as a consequence of the drop in financial markets, partly offset by higher underlying earnings.

Net income decreased by €98 million (-117%) to €-14 million. On a constant exchange rate basis, net income decreased by €98 million (-117%) including change in fair value on mutual funds (€-28 million), and foreign currency impact and related derivatives (€-11 million).

92           2008 ANNUAL REPORT

PROPERTY & CASUALTY OPERATIONS - OTHER COUNTRIES

CONSOLIDATED GROSS REVENUES

(in Euro million)	2008	2007	2006 Restated(b)	2006 Published
Canada	1,076	1,085	1,059	1,059
The Netherlands	-	-	-	282
Others	858	667	376	376
South Korea	326	203	-	-
Japan	195	167	158	158
Asia (excluding Japan)(a)	230	205	149	149
Luxembourg	88	80	69	69
Central and Eastern Europe	19	12	-	-
TOTAL	1,934	1,752	1,435	1,717
Intercompany transactions	(9)	(9)	(4)	(4)
Contribution to consolidated gross revenues	1,925	1,743	1,431	1,713
(a)  Includes Hong Kong, Singapore and Malaysia (Malaysia was fully consolidated for the first time in 2007).
(b) Restated means the restatement of The Netherlands' activities as discontinued businesses.

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME

(in Euro million)	2008	2007	2006 Restated(b)	2006 Published
Canada	103	125	113	113
The Netherlands	-	-	-	36
Others	31	22	27	27
South Korea	4	3	-	-
Japan	6	-	1	1
Asia (excluding Japan)(a)	17	18	23	23
Luxembourg	13	12	9	9
Central and Eastern Europe	(10)	(10)	(6)	(6)
UNDERLYING EARNINGS	134	147	140	176
Net realized capital gains or losses attributable to shareholders	(44)	22	16	18
ADJUSTED EARNINGS	90	169	157	194
Profit or loss on financial assets (under fair value option) & derivatives	(6)	1	(2)	(1)
Exceptional operations (including discontinued operations)	-	-	54	16
Goodwill and related intangibles impacts	(7)	(5)	(2)	(2)
Integration costs	-	(1)	-	-
NET INCOME	77	164	206	206
(a) Includes Malaysia, Hong Kong and Singapore. (b) Restated means the restatement of The Netherlands' activities as discontinued businesses.

Canada
Gross revenues amounted to €1,076 million. On a constant exchange rate basis, premiums increased by €59 million (+5%) as a result of (i) €88 million growth in premiums mainly reflecting an organic growth of 6% as well as portfolio transfers, partly offset by (ii) €-29 million resulting from the 24 month policies success in 2007 leading to less renewals in 2008.

The combined ratio increased by 3.7 points to 92.7% mainly driven by the bad weather conditions in 2008.

Underlying earnings amounted to €103 million. On a constant exchange rate basis, underlying earnings decreased by €15 million
(-12%) due to the deterioration of the combined ratio.

Adjusted earnings decreased by €70 million on a constant exchange rate basis to €61 million reflecting €15 million lower underlying earnings, €32 million higher equity impairments and €23 million lower realized capital gains.

Net income decreased by €75 million on a constant exchange rate basis to €55 million mainly as a result of lower adjusted earnings and higher foreign exchange losses.

South Korea
Kyoto Auto was acquired last year and contributed 6 months to 2007 earnings.

Gross revenues increased by €124 million (+61%) to €326 million. On a comparable basis, gross revenues increased by
€38 million (+10%), driven by the growth of the Motor portfolio.

The combined ratio was 101.9%, including unfavorable reserve developments on previous years and the impact of productivity gains and costs savings.

Underlying earnings reached €4 million.

Adjusted earnings were in line with underlying earnings.

Net income was €0 million, including the amortization of the acquired portfolio.

Japan
Gross revenues increased by €28 million (+17%) to €195 million. On a comparable basis, gross revenues increased by €17 million
(+10%), thanks to higher volumes in Motor business.

The combined ratio improved by 3.8 points to 98.7%, notably owing to favorable reserve developments on prior years and the decrease in the expense ratio thanks to a positive volume effect.

Underlying earnings increased by €6 million, on both current and constant exchange rate bases, to €6 million driven by the improvement of the combined ratio.

Adjusted earnings increased by €8 million, on both current and constant exchange rate bases, to €8 million due to higher underlying earnings and realized capital gains.

Net income was in line with adjusted earnings.

Asia (excluding Japan)
Singapore
Gross revenues increased by €21 million (+23%) to €111 million. On a comparable basis, gross revenues increased by €22 million
(+24%) mainly due to motor business. Other lines benefited from some regulatory changes.

The combined ratio improved by 1.6 points to 92.1% mainly arising from a better claims experience in Property and Workers'
compensation.

Underlying earnings increased by €2 million (+22%) on constant exchange rate basis mainly due the combined ratio improvement.

Adjusted earnings and net income were stable at €10 million with higher underlying earnings and lower realized capital gains.

Hong Kong
Gross revenues decreased by €4 million (-7%) to €53 million. On a comparable basis, gross revenues were stable.

The combined ratio improved by 0.9 point, mainly attributable to the non-recurrence of 2007 large claims.

Underlying earnings were stable at €4 million on both current and constant exchange rate bases.

Adjusted earnings decreased by €7 million due to lower equity realized gains.

Net income decreased by €8 million in line with adjusted earnings.

94           2008 ANNUAL REPORT

Malaysia
Gross revenues increased by €8 million (+14%) to €66 million. On a comparable basis, gross revenues increased by €10 million
(+18%) mainly driven by the Motor business boosted by the strong car sales.

The combined ratio deteriorated by 11.0 points to 94.5% mainly due to unfavorable reserves development on prior years in
Motor.

Underlying earnings decreased by €2 million to €3 million in line with the deterioration of the combined ratio.

Adjusted earnings and net income decreased by €4 million (-58%) to €3 million mainly due to lower underlying earnings and lower capital gains.

Central and Eastern Europe (Poland)
Gross revenues increased by €7 million (+60%) to €19 million. On a comparable basis, gross revenues increased by 86%
reflecting strong portfolio development in Motor (+56k new contracts).

Underlying earnings and adjusted earnings remained stable at €-10 million, as the improvement in technical and investment results were offset by higher expenses driven by strong development of this activity launched in 2006.

Net income decreased by €1 million to €-11 million.

2.3 ACTIVITY REPORT

International Insurance Segment

The following tables present the consolidated gross revenues, underlying earnings, adjusted earnings and net income for the
International Insurance Segment for the periods indicated

CONSOLIDATED GROSS REVENUES

(in Euro million)	2008	2007	2006
AXA Corporate Solutions Assurance	1,970	1,823	1,697
AXA Cessions	51	69	57
AXA Assistance	870	809	702
Other(a)	89	1,002	1,355
TOTAL	2,980	3,703	3,811
Intercompany transactions	(139)	(135)	(95)
Contribution to consolidated gross revenues	2,841	3,568	3,716
(a) Including €-6 million in 2008 (€896 million in full year 2007 and €1,217 million in full year 2006) of business fronted by AXA RE and fully reinsured by Paris RE
(fronting arrangement set in place in the context of the sale of AXA RE's business to Paris RE).

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME

(in Euro million)	2008	2007	2006
AXA Corporate Solutions Assurance	113	97	84
AXA Cessions	14	13	15
AXA Assistance	20	19	21
Other(a)	41	89	11
UNDERLYING EARNINGS	188	218	131
Net realized capital gains or losses attributable to shareholders	(16)	23	60
ADJUSTED EARNINGS	172	241	191
Profit or loss on financial assets (under fair value option) & derivatives	(71)	(1)	(1)
Exceptional operations (including discontinued operations)	1	3	66
Goodwill and related intangibles impacts	-	-	(12)
Integration costs	-	-	-
NET INCOME	103	243	244
(a) Including AXA RE and other non life run-off businesses managed by AXA Liabilities Managers and AXA Corporate Solutions Life Reinsurance Company.

96           2008 ANNUAL REPORT

AXA CORPORATE SOLUTIONS ASSURANCE

(in Euro million)	2008	2007	2006
Gross revenues	1,970	1,823	1,697
Current accident year loss ratio (net)	97.5%	94.1%	88.7%
All accident year loss ratio (net)	88.2%	87.8%	87.3%
Net technical result	227	220	207
Expense ratio	13.2%	12.3%	12.8%
Net investment result	190	163	144
Underlying operating earnings before tax	163	161	144
Income tax expenses/benefits	(48)	(63)	(59)
Net income from investments in affiliates and associates	-	-	-
Minority interests	(1)	(1)	(1)
Underlying earnings Group share	113	97	84
Net capital gains or losses attributable to shareholders net of income tax	(8)	27	32
Adjusted earnings Group share	105	124	116
Profit or loss on financial assets (under FV option) & derivatives	(77)	1	1
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	-	-	-
Integration costs	-	-	-
Net income Group share	27	125	117

Gross revenues increased by €147 million (+8%) to €1,970 million, or €1,954 million after intercompany eliminations. On a comparable basis, gross revenues increased by €111 million (+6%) driven by portfolio development and positive volume effect in Construction, Marine and Liability in a context of tough pricing environment.

Net technical result increased by €7 million (+3%) to €227 million.
•   The current accident year net technical result decreased by €56 million to €45 million reflecting several large losses in
Property (including an earthquake in China and floods in Australia). Current year loss ratio reached 97.5% (+3.4 points).
•   The prior accident year net technical result increased by €64 million to €181 million due to positive reserve developments in most lines of business.

As a consequence, the all accident year loss ratio increased by 0.5 point to 88.2%.

Expense ratio increased by 0.9 point to 13.2% resulting from a change in business mix towards products with higher commission rate and the launch of new branches in Singapore, Hong Kong and Switzerland.

As a result, the combined ratio increased by 1.3 points to 101.4%.

Net investment result increased by €28 million (+17%) to €190 million mainly driven by higher bonds revenues due to higher asset base and yield.

Income tax expenses decreased by €15 million to €-48 million mainly reflecting the booking of deferred tax assets on prior year tax losses on foreign branches.

As a consequence, underlying earnings increased by €16 million (+17%) to €113 million. On a constant exchange rate basis, underlying earnings increased by €11 million (+11%).

Adjusted earnings decreased by €19 million (-16%) to €105 million. On a constant exchange rate basis, adjusted earnings decreased by €25 million (-20%) as the underlying earnings increase was more than offset by higher impairment charges in a context of adverse financial markets.

Net income decreased by €97 million (-78%) to €27 million. On a constant exchange rate basis, net income decreased by
€103 million (-83%) driven by the adjusted earnings evolution combined with a €77 million negative change in fair value mainly on credit funds as a result of widening of corporate spreads. In 2008, the net change in fair value on assets included a corrective gain of €6 million corresponding to the cancellation of deferred tax liabilities overestimated in previous years.

AXA CESSIONS

Underlying earnings were flat at €14 million.

AXA ASSISTANCE

Gross revenues increased by €61 million (+8%) to €870 million, or €751 million after intercompany eliminations. On a comparable basis, gross revenues increased by €79 million (+11%) driven by a strong development in Healthcare and Travel activities.

Underlying earnings increased by €1 million (+7%) to €20 million.

Adjusted earnings and net income decreased by €4 million to €16 million and €15 million, respectively, mainly driven by a
€-3 million higher impairment charge.

OTHER INTERNATIONAL ACTIVITIES

Underlying earnings decreased by €47 million (-53%) to €41 million. On a constant exchange rate basis, underlying earnings decreased by €58 million (-65%) driven by higher losses on the Life run-off portfolio partly offset by higher results on the
Non-Life run-off portfolios.

Adjusted earnings decreased by €46 million (-55%) to €38 million. On a constant exchange rate basis, adjusted earnings decreased by €57 million (-68%) in line with underlying earnings.

Net income decreased by €36 million (-43%) to €48 million. On a constant exchange rate basis, net income decreased by
€46 million (-54%), driven by lower adjusted earnings and a negative change in fair value of consolidated funds partially offset by net realized and unrealized foreign exchange gains in non-life run off activities.

98           2008 ANNUAL REPORT

2.3 ACTIVITY REPORT

Asset Management Segment

The following tables present the consolidated gross revenues, underlying earnings, adjusted earnings and net income for the
Asset Management Segment for the periods indicated

CONSOLIDATED GROSS REVENUES

(in Euro million)	2008	2007	2006
AllianceBernstein	2,627	3,277	3,102
AXA Investment Managers	1,716	2,006	1,679
TOTAL	4,342	5,283	4,781
Intercompany transactions	(395)	(420)	(375)
Contribution to consolidated gross revenues	3,947	4,863	4,406

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME

(in Euro million)	2008	2007	2006
AllianceBernstein	318	314	302
AXA Investment Managers	271	276	206
UNDERLYING EARNINGS	589	590	508
Net realized capital gains or losses attributable to shareholders	-	1	1
ADJUSTED EARNINGS	589	591	509
Profit or loss on financial assets (under fair value option) & derivatives	(163)	3	10
Exceptional operations (including discontinued operations)	(22)	(2)	91
Goodwill and related intangibles impacts	(5)	-	-
Integration costs	(2)	(5)	-
NET INCOME	396	588	610

ALLIANCEBERNSTEIN

(in Euro million)	2008	2007	2006
Gross revenues	2,627	3,277	3,102
Net investment result	(125)	2	23
General expenses	(1,768)	(2,306)	(2,204)
Underlying operating earnings before tax	734	973	921
Income tax expenses / benefits	(151)	(313)	(260)
Minority interests	(265)	(346)	(359)
Underlying earnings Group share	318	314	302
Net capital gains or losses attributable to shareholders net of income tax	-	1	1
Adjusted earnings Group share	318	315	303
Profit or loss on financial assets (under FV option) & derivatives	(45)	-	-
Exceptional operations (including discontinued operations)	(22)	(2)	91
Goodwill and other related intangibles impacts	(5)	-	-
Integration costs	-	-	-
Net income Group share	245	313	394
Average exchange rate: 1.00 € = $	1.4706	1.3699	1.2563

Assets under management ("AUM") decreased by €212 billion from year-end 2007 to €331 billion at the end of 2008, driven by market depreciation of €-200 billion and net outflows of €-30 billion (€-17 billion for Retail, €-10 billion for Institutional and
€-3 billion for Private Clients), partly offset by a €18 billion positive exchange rate impact.

Gross revenues decreased by €651 million (-20%) to €2,627 million, or €2,511 million after intercompany eliminations. On a comparable basis, gross revenues decreased by €435 million (-14%) driven by the decrease in management fees (-14%) in line with lower average assets under management, in performance fees (-85%), in distribution fees (-20%) and in others fees (-16%).
Institutional Research Services continued to grow with fees up 11%.

Net investment result decreased by €127 million to €-125 million. On a constant exchange rate basis, net investment result decreased by €136 million. Excluding the decrease in market value of incentive compensation investments (which is offset in general expenses), net investment result decreased by €13 million.

General expenses decreased by €538 million (-23%) to €-1,768 million. On a constant exchange rate basis, general expenses decreased by €408 million (-18%). Excluding the decrease in market value of incentive compensation investments, general expenses decreased by €285 million (-12%) due to (i) employee compensation expenses (-11% or €-151 million) from workforce reduction partly offset by €44 million of severance costs, (ii) promotion and servicing (-18% or €-89 million) from lower sales, and (iii) other expenses (-9% or €-41 million) notably due to favorable litigation outcome.

The underlying cost income ratio increased by 0.5 point to 67.3%. Excluding the decrease in market value of incentive compensation investments, the underlying cost income ratio increased by 2.0 points to 68.8%.

Income tax expenses decreased by €162 million (-52%) to €-151 million. On a constant exchange rate basis, income tax expenses decreased by €151 million (-48%) due to a deferred tax liability release on undistributed foreign earnings (€62 million)
and the decline in pre-tax earnings.

Underlying earnings increased by €4 million (+1%) to €318 million. On a constant exchange rate basis, underlying earnings increased by €27 million (+9%).

Adjusted earnings increased by €3 million (+1%) to €318 million. On a constant exchange rate basis, adjusted earnings increased by €26 million (+8%) in line with underlying earnings.

Net income decreased by €68 million (-22%) to €245 million. On a constant exchange rate basis, net income decreased by
€50 million (-16%) as a result of adjusted earning evolution, offset by €-49 million unfavorable change in fair value of assets and
€-38 million of non-recurring tax impact from AllianceBernstein units transfer in 2008.

100        2008 ANNUAL REPORT

AXA INVESTMENT MANAGERS ("AXA IM")

(in Euro million)	2008	2007	2006
Gross revenues	1,716	2,006	1,679
Net investment result	101	38	30
General expenses	(1,375)	(1,577)	(1,330)
Underlying operating earnings before tax	442	466	379
Income tax expenses / benefits	(129)	(141)	(132)
Minority interests	(42)	(49)	(41)
Underlying earnings Group share	271	276	206
Net capital gains or losses attributable to shareholders net of income tax	-	-	-
Adjusted earnings Group share	271	276	206
Profit or loss on financial assets (under FV option) & derivatives	(118)	3	10
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	-	-	-
Integration costs	(2)	(5)	-
Net income Group share	151	274	216

Assets under management ("AUM") decreased by €63 billion from year-end 2007 to €485 billion at the end of 2008 as
€2 billion net new money (including €6 billion in Main funds, €3 billion in Institutional and €-7 billion in retail clients), and €17 billion change in scope (AXA MPS for €10 billion, AXA Korea for €9 billion, €2 billion Private Equity and Real estate due to further transfer of Winterthur assets and the Netherlands for €-4 billion), were more than offset by €-61 billion negative market impact due to the equity market turmoil, and €-20 billion unfavorable exchange rate impact.

Gross revenues decreased by €290 million (-14%) to €1,716 million, or €1,436 million after intercompany eliminations. On a comparable basis, gross revenues decreased by €236 million (-14%). Excluding distribution fees (retroceded to distributors), gross revenues decreased by €89 million (-6%) mainly due to an unfavorable client and product mix and the decrease in retail business, while average AUM remained stable.

Net investment result increased by €63 million (+167%) (both on current and constant exchange rate bases) to €101 million mainly due to a non recurring significant carried interest (€74 million) related to the performance of a real estate fund (offset in net income).

General expenses decreased by €203 million (-13%) to €1,375 million, or by €148 million (-9%) on a constant exchange rate basis. Excluding distribution fees (commissions paid to third party distributors), general expenses decreased by €32 million
(-3%), mainly due to lower staff incentive.

Underlying cost income ratio improved by 0.4 point to 67.2%.

Income tax decreased by €12 million (-9%) to €129 million, or by €3 million (-2%) on a constant exchange rate basis, notably impacted by a €24 million positive non recurring tax impact from real estate funds.

Underlying and adjusted earnings decreased by €5 million (-2%) to €271 million. On a constant exchange rate basis, underlying and adjusted earnings increased by €8 million (+3%).

Net income decreased by €123 million (-45%) to €151 million. On a constant exchange rate basis, net income decreased by
€108 million (-39%) mainly driven by negative change in fair value of Libor plus funds (€-74 million) as well as a negative impact coming from carried interest change in fair value of real estate funds (offset in net investment result).

2.3 ACTIVITY REPORT

Banking

The following tables present the consolidated gross revenues, underlying earnings, adjusted earnings and the net income attributable to AXA's banking for the periods indicated

CONSOLIDATED GROSS REVENUES

(in Euro million)	2008	2007	2006
Axa Bank Europe (Belgium)	224	246	306
AXA Banque (France)	118	85	59
Others(a)	59	43	32
TOTAL	401	374	397
Intercompany transactions	11	(35)	(19)
Contribution to consolidated gross revenues	412	339	377
(a) Includes notably German banks.

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME

(in Euro million)	2008	2007	2006
Axa Bank Europe (Belgium)	69	40	21
Axa Banque (France)	(12)	-	-
Others(a)	(24)	(4)	(3)
UNDERLYING EARNINGS	33	36	18
Net realized capital gains or losses attributable to shareholders	(64)	(5)	8
ADJUSTED EARNINGS	(32)	31	26
Profit or loss on financial assets (under fair value option) & derivatives	4	-	(15)
Exceptional operations (including discontinued operations)	-	-	(1)
Goodwill and related intangibles impacts	-	-	-
Integration costs	(10)	(25)	-
NET INCOME	(38)	6	10
(a) Includes notably German banks.

102        2008 ANNUAL REPORT

AXA BANK EUROPE (BELGIUM)

Net banking revenues decreased by €22 million (-9%) to €224 million. On a comparable basis, net banking revenues increased by €33 million (+15%) to €249 million net of intercompany transactions mainly due to higher net interest and fee income, partly offset by a strong decrease of the net realized capital gains and impairments on equities and CDO's and the unfavorable change in fair value of mutual funds and other assets covered with a fair value hedge or natural hedge.

Underlying earnings increased by €29 million (+73%) to €69 million, mainly due to a higher interest margin (€+42 million) and higher realized capital gains on the bond portfolio (€+16 million) partly offset by an increase in expenses (€-17 million), following the expansion of the banking activity to other countries, lower reversal of provision on credit losses (€-6 million) resulting from the implementation of Basel II in 2007, and the impact of AXA Hedging Services (€-4 million).

Adjusted earnings decreased by €29 million (-82%) to €6 million, mainly due to a strong decrease in the net realized capital gains and impairments on equities and CDOs, as a consequence of the bad performance of stock markets and of the credit crisis, partly offset by the rise of the underlying earnings (€+29 million).

Net income decreased by €37 million (-298%) to €-24 million, driven by the decrease in adjusted earnings (€-29 million) and the unfavorable change in fair value of mutual funds and other assets covered with a fair value hedge or natural hedge (€-24 million), partly offset by lower Winterthur integration costs (€+15 million).

AXA BANQUE (FRANCE)

Net banking revenues increased by €33 million (+38%) to €118 million. On a comparable basis, net banking revenues increased by €20 million (+25%) to €102 million net of intercompany transactions mainly due to the favorable impact of the macro-hedge derivative on interest rates (€+36 million) partly offset by the development cost of the commercial activity in savings and current accounts.

Underlying and adjusted earnings decreased by €-12 million to €-12 million resulting mainly from commercial development costs in saving and current accounts, combined with a slight fall on lending activity, in the context of the financials crisis.

Net income increased by €15 million to €11 million, reflecting a €27 million more favorable impact of the change in fair value of macro-hedge derivatives instruments (from €-4 million to €23 million).

OTHERS

AXA Bank (Germany)

Net banking revenues decreased by €11 million (-45%) to €13 million. On a comparable basis, net banking revenues decreased by €8 million (-43%) due to a reduced commission margin mainly from lower fees on mutual fund business, credit business and higher commissions paid for new term accounts as well as a bond impairment.

Underlying earnings were stable at €-2 million due to a lower commission margin partly offset by lower expenses.

Adjusted earnings and net income decreased by €2 million to €-4 million due to a bond impairment.

2.3 ACTIVITY REPORT

Holdings and other companies

The Holdings and other companies consist of AXA's non-operating companies, including mainly AXA parent company,
AXA France Assurance, AXA Financial, AXA Asia Pacific Holdings, AXA United Kingdom Holdings, AXA Germany Holdings,
AXA Belgium Holdings, CDOs and real estate companies.

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME

(in Euro million)	2008	2007	2006 Restated(b)	2006 Published
AXA	(437)	(224)	(219)	(219)
Other French holdings companies	(4)	(9)	1	1
Foreign holdings companies	(250)	(202)	(239)	(239)
Others(a)	22	20	33	33
UNDERLYING EARNINGS	(668)	(414)	(424)	(424)
Net realized capital gains or losses attributable to shareholders	1,185	27	23	23
ADJUSTED EARNINGS	517	(388)	(402)	(401)
Profit or loss on financial assets (under fair value option) & derivatives	(535)	(365)	(341)	(341)
Exceptional operations (including discontinued operations)	-	483	31	30
Goodwill and related intangibles impacts	-	-	-	-
Integration costs	-	(17)	-	-
NET INCOME	(19)	(287)	(712)	(712)
(a) Includes notably CDOs and Real Estate entities. (b) Restated in full year 2006 means the restatement of The Netherlands' activities as discontir lued businesses.

AXA1

Underlying earnings decreased by €213 million to €-437 million mainly due to:
•   €-96 million higher financial charge notably related to external growth financing and internal refinancing,
•   €-73 million lower profit on hedging of earnings denominated in foreign currencies,
•   €-31 million higher tax expenses resulting from higher dividends received from consolidated foreign subsidiaries and losses on tax credits.

Adjusted earnings increased by €981 million to €769 million driven by €1,335 million increase in the mark-to-market (net of premiums) of equity derivatives set up to reduce the Group exposure to equities partly offset by underlying earnings evolution.

Net income increased by €980 million to €448 million mainly driven by adjusted earnings evolution. Net income in 2008 included:
•    the mark-to-market of derivatives non eligible to hedge accounting booked in net income of which €-100 million on interest rate derivatives (versus €-218 million in 2007) and €-177 million on foreign exchange instruments, notably covering debt instruments accounted for in shareholder's equity (versus €-85 million in 2007),
•   €-30 million related to the time value of equity derivatives.

(1) All the figures are after tax.

104        2008 ANNUAL REPORT

OTHER FRENCH HOLDING COMPANIES

AXA France Assurance

Underlying earnings, adjusted earnings and net income increased by €12 million to €-11 million, mainly due to lower tax expenses (€+10 million) resulting from lower dividends (eliminated in consolidation) received from operational entities.

Other French holdings

Underlying earnings decreased by €7 million. On a constant exchange rate basis, underlying earnings decreased by €6 million mainly due to lower investment income.

Adjusted earnings increased by €3 million. On a constant exchange rate basis, adjusted earnings increased by €4 million resulting from €10 million higher net realized capital gains.

Net income increased by €24 million. On a constant exchange rate basis, net income increased by €25 million mainly due to the change in fair value of derivatives non eligible to hedge accounting (a €8 million loss in 2008 versus a €30 million loss in 2007).

FOREIGN HOLDING COMPANIES

AXA Financial Inc.

Underlying earnings increased by €15 million (+14%) to €-89 million. On a constant exchange rate basis, underlying earnings increased by €9 million (+9%) primarily due to lower interest expense on intercompany borrowings from AXA and the repayment of external senior debt, a decrease in share based compensation programs due to a decrease in the AXA share price and a decrease in income earned on interest rate and equity derivatives.

Adjusted earnings increased by €16 million (+15%) to €-89 million. On a constant exchange rate basis, adjusted earnings increased by €9 million (+8%) in line with underlying earnings.

Net income increased by €18 million (+16%) to €-94 million. On a constant exchange rate basis, net income increased by €12 million (+10%) due to the higher adjusted earnings and an increase in the mark-to-market of interest rate related derivatives due to lower underlying interest rates in 2008, partially offset by the non-recurrence of an after-tax gain in 2007 on the sale of Frontier
Trust.

AXA Asia Pacific Holdings1

Underlying earnings increased by €5 million (+22%) to €-19 million. On a constant exchange rate basis, underlying earnings increased by €4 million (+17%) mainly due to lower expenses partly offset by higher interest charge.

Adjusted earnings increased by €4 million (+19%) to €-19 million. On a constant exchange rate basis, adjusted earnings increased by €3 million (+14%) in line with underlying earnings.

Net income decreased by €17 million (-99%) to €-35 million. On a constant exchange rate basis, net income decreased by
€20 million (-112%) as the higher adjusted earnings were more than offset by the negative change in value of interests rate swaps and foreign exchange losses on USD group debt.

AXA UK Holdings

Underlying earnings decreased by €66 million to €-67 million. On a constant exchange rate basis, underlying earnings decreased by €77 million primarily resulting from the non recurrence of a 2007 €64 million release of a deferred tax provision held against proposed dividend payment from AXA Ireland to the United Kingdom.

Adjusted earnings decreased by €67 million to €-67 million. On a constant exchange rate basis, adjusted earnings decreased by €78 million in line with underlying earnings.

Net income decreased by €267 million on a constant exchange rate basis to €-252 million reflecting adjusted earnings evolution together with a €189 million exchange rate loss primarily arising from the revaluation of Euro-denominated inter-company loans.

(1) AXA interest in AXA Asia Pacific Group is 53.42% broken down into 53.15% direct interest holding and an additional 0.27% owned by the AAPH Executive plan trust.

German Holding companies

Underlying earnings increased by €34 million (+96%) to€-1 million mainly due to €11 million lower administrative expenses and
€+36 million decline in interest expense, due to redemption of loans, partly offset by €-12 million lower investment income.

Adjusted earnings decreased by €5 million (-13%) to €-43 million driven by the improvement of underlying earnings (€+34 million)
offset by higher impairments in equities (€-41 million).

Net income decreased by €5 million (-13%) to €-44 million in line with adjusted earnings.

Belgium Holding companies

Underlying earnings were stable at €-16 million.

Adjusted earnings decreased by €5 million (-29%) to €-21 million due to an equity impairment.

Net income decreased by €483 million (-105%) to €-21 million due to the non-recurrence of the 2007 sale of the Dutch activities.

OTHER

CFP

Underlying earnings, adjusted earnings and net income increased by €6 million (+31%) to €24 million reflecting positive
2008 events on the run-off portfolio, allowing provision releases.

106        2008 ANNUAL REPORT

2.3 ACTIVITY REPORT

Outlook

As we look forward to 2009, a lower starting asset base will affect the Life & Savings and our Asset Management businesses, whereas the Property & Casualty and International Insurance businesses should continue to deliver solid underlying earnings.

Our confidence in the performance of AXA going forward is supported by the increasing engagement of our employees, the trust of our clients, the financial flexibility and diversification of the Group and our operating profit resilience through turbulent times.

2.3 ACTIVITY REPORT

Glossary

COMPARABLE BASIS FOR REVENUES AND ANNUALIZED PREMIUMS
EQUIVALENT

On a comparable basis means that the data for the current period were restated using the prevailing foreign currency exchange rates for the same period of prior year (constant exchange rate basis). It also means that data in one of the two periods being compared were restated for the results of acquisitions, disposals and business transfers (constant structural basis) and for changes in accounting principles (constant methodological basis).

ADJUSTED EARNINGS

Adjusted earnings represent the net income (group share) before the impact of:
(i) Exceptional operations (primarily change in scope and discontinued operations)
(ii) Integration and restructuring costs related to material newly acquired companies
(iii) Goodwill and other related intangibles, and
(iv) Profit or loss on financial assets accounted for under fair value option (excluding assets backing liabilities for which the financial risk is borne by the policyholder), foreign exchange impacts on assets and liabilities, and derivatives related to invested assets.

Derivatives related to invested assets:
•    include all foreign exchange derivatives, except the ones related to currency options in earnings hedging strategies which are included in underlying earnings,
•    exclude derivatives related to insurance contracts evaluated according to the "selective unlocking" accounting policy
•    and also exclude derivatives involved in the economic hedging of realized gains and impairments of equity securities and real estate backing general account and shareholders' funds, for which cost at inception, intrinsic value and pay-off flow though adjusted earnings, and only time value flows through net income when there is no intention to sell the derivatives in the short term (if not, flows through adjusted earnings).

UNDERLYING EARNINGS

Underlying earnings correspond to adjusted earnings excluding net capital gains or losses attributable to shareholders.
Net capital gains or losses attributable to shareholders include the following elements net of tax:
•    realized gains and losses and change in impairment valuation allowance (on assets not designated under fair value option or trading assets),
•    cost at inception, intrinsic value and pay-off of derivatives involved in the economic hedging of realized gains and impairments of equity securities and real estate backing general account and shareholders' funds,
•    related impact on policyholder participation (Life & Savings business),
•    DAC and VBI amortization or other reactivity to those elements if any (Life & Savings business) and net of hedging if any.

EARNINGS PER SHARE

Earnings per share (EPS) represent AXA's consolidated earnings (including interest charges and foreign exchange impacts related to perpetual debts recorded through shareholders' equity), divided by the weighted average number of outstanding ordinary shares.

Diluted earnings per share (diluted EPS) represent AXA's consolidated earnings (including interest charges and foreign exchange impacts related to perpetual debts recorded through shareholders' equity), divided by the weighted average number of outstanding ordinary shares, on a diluted basis (that is to say including the potential impact of all outstanding dilutive stock options being exercised performance shares, and conversion of existing convertible debt into shares, provided that their impact is not anti-dilutive).

108        2008 ANNUAL REPORT

RETURN ON EQUITY ("ROE")

The calculation is prepared with the following principles:
•    For net income ROE: Calculation is based on consolidated financial statements, i.e. shareholders' equity including perpetual debt ("Super Subordinated Debts" TSS / "Perpetual Subordinated Debts" TSDI) and Other Comprehensive Income "OCI", and
net income not reflecting any interest charges on TSS / TSDI.
•    For adjusted and underlying ROE :
- All perpetual debts (TSS /TSDI) are treated as financing debt, thus excluded from shareholders' equity
- Interest charges on TSS / TSDI are deducted from earnings
- OCI is excluded from the average shareholders' equity.

LIFE & SAVINGS MARGIN ANALYSIS

Life & Savings margin analysis is presented on an underlying basis.

Even though the presentation of Margin Analysis is not the same as the Statement of Income (underlying basis), it is based on the same GAAP measures as used to prepare the Statement of Income in accordance with IFRS. As a result, the operating income under the Margin Analysis is equal to that reported in AXA's Statement of Income for the segment.

There are certain material differences between the detailed line-by-line presentation in the Statement of Income and the components of Margin Analysis as set out below.
•   For insurance contracts and investment contracts with Discretionary Participation Features (DPF):
(i) Gross premiums (net of deposits), fees and other revenues are allocated in the Margin Analysis based on the nature of the revenue between "Fees and Revenues" and "Net Technical Margin".
(ii) Policyholders' interest in participating contracts is reflected as a change in insurance benefits in the Statement of Income.
In the Margin Analysis, it is allocated to the related margin, i.e. primarily "Investment Margin" and "Net Technical Margin",
(iii) The "Investment margin" represents the net investment result in the Statement of Income and is adjusted to take into account the related policyholders' participation (see above) as well as changes in specific reserves linked to invested assets' returns and to exclude the fees on (or contractual charges included in) contracts with the financial risk borne by policyholders, which are included in "Fees and Revenues".
(iv) Change in URR (Unearned Revenue Reserve - capitalization net of amortization) is presented in the line "Change in unearned premiums net of unearned revenues and fees" in the underlying Statement of Income, whereas it is located in the line "Fees
& Revenues" in the Margin analysis.

•   For investment contracts without DPF:
(i) Deposit accounting is applied. As a consequence, fees and charges related to these contracts are presented in the underlying
Statement of Income within Gross consolidated revenues on a separate line, and in Margin analysis in the lines "Fees
& Revenues" and "Net Technical margin".
(ii) Change in UFR (Unearned Fees Reserve-capitalization net of amortization) is presented in the line "Change in unearned premiums net of unearned revenues & fees" in the underlying Statement of Income, whereas it is located in the line "Fees
& Revenues" in the Margin analysis.

Underlying Investment margin includes the following items:
(i) Net investment income.
(ii) Interests and bonuses credited to policyholders and unallocated policyholder bonuses (and the change in specific reserves purely linked to invested assets returns) related to the net investment income.

Underlying Fees & Revenues include:
(i) Revenues derived from mutual fund sales (which are part of consolidated revenues),
(ii) Loading charged to policyholders on premiums/deposits and fees on funds under management for separate account (unit-
linked) business,
(iii) Loading on (or contractual charges included in) premiums / deposits received on all non unit-linked product lines,
(iv) Deferral income such as capitalization net of amortization of URR (Unearned Revenue Reserve) and UFR (Unearned Fee
Reserve),
(v) Other fee revenues, e.g., fees received on financial planning or sales of third party products.

Underlying Net Technical margin includes the following components:

(i) Mortality/morbidity margin: The amount charged to the policyholder in respect of mortality/morbidity for the related period less benefits and claims. It is equal to the difference between income for assuming risk and the actual cost of benefits. This margin does not include the claims handling costs and change in claims handling cost reserves,
(ii) Surrender margin: The difference between the benefit reserve and the surrender value paid to the policyholder in the event of early contract termination,
(iii) GMxB (Variable Annuity guarantees) Active Financial Risk Management is the net result from GMxB lines corresponding to explicit charges related to these types of guarantees less cost of hedge. It also includes the unhedged business result,
(iv) Policyholder bonuses if the policyholder participates in the risk margin,
(v) Ceded reinsurance result,

(vi) Other changes in insurance reserves are all the reserves strengthening or release coming from changes in valuation assumptions, additional reserves for mortality risk and other technical impacts such as premium deficiency.

Underlying Expenses are:
(i) Acquisition expenses, including commissions and general expenses allocated to new business, related to insurance products as well as to other activities (e.g., mutual fund sales),
(ii) Capitalization of acquisition expenses linked to new business: Deferred Acquisition Costs (DAC) and net rights to future management fees only for investment contracts without DPF,
(iii) Amortization of acquisition expenses on current year and prior year new business, including the impact of interest capitalized:
amortization charge for Deferred Acquisition Costs (DAC) and net rights to future management fees only for investment contracts without DPF,
(iv) Administrative expenses,
(v) Claims handling costs,
(vi) Policyholder bonuses if the policyholder participates in the expenses of the company.

Underlying VBI amortization includes VBI (Value of Purchased Life Business In-force) amortization related to underlying margins, as well as amortization of other intangibles related to the inforce business.

Life & Savings underlying cost income ratio: Underlying expenses plus underlying VBI amortization divided by "underlying"
operating margin, where "Underlying" operating margin is the sum of (i) Underlying Investment margin; (ii) Underlying Fees and revenues, and (iii) Underlying Net technical Margin (all items defined above).

PROPERTY & CASUALTY (INCLUDING AXA CORPORATE SOLUTIONS
ASSURANCE)

Underlying net investment result includes the net investment income less the recurring interests credited to insurance annuity reserves.

Underlying net technical result is the sum of the following components:
(i) Earned premiums, gross of reinsurance,
(ii) Claims charges, gross of reinsurance,
(iii) Change in claims reserves, including claims handling costs reserves, gross of reinsurance, less the recurring interests credited to insurance annuity reserves,
(iv) Claims handling costs,
(v) Net result of ceded reinsurance.

Current accident year loss ratio net of reinsurance is the ratio of:
(i) current year claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on current accident year excluding the recurring interests credited to the insurance annuity reserves, to
(ii) Earned revenues, gross of reinsurance.

All accident year loss ratio net of reinsurance is the ratio of:
(i) all accident years claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on all accident years excluding the recurring interests credited to the insurance annuity reserves, to
(ii) Earned revenues, gross of reinsurance.

Underlying expense ratio is the ratio of:
(i) Underlying expenses (excluding claims handling costs), to
(ii) Earned revenues, gross of reinsurance.

Underlying expenses include two components: expenses (including commissions) related to acquisition of contracts (with the related acquisition ratio) and all other expenses (with the related administrative expense ratio). Underlying expenses exclude customer intangible amortization and integration costs related to material newly acquired companies.

The underlying combined ratio is the sum of the underlying expense ratio and the all accident year loss ratio.

ASSET MANAGEMENT

Net New Money: Inflows of client money less outflows of client money. Net New Money measures the impact of sales efforts, product attractiveness (mainly dependent on performance and innovation), and the general market trend in investment allocation.

Underlying Cost Income Ratio: (general expenses including distribution revenues) / (gross revenues excluding distribution revenues).

110        2008 ANNUAL REPORT

2.4 LIQUIDITY AND CAPITAL RESOURCES

Information in this section should be read in conjunction with Note 4 to the Consolidated Financial Statements included in Part V of this Annual Report which is covered by the Statutory Auditor's Report on the Consolidated Financial Statements.

Liquidity management is a core part of our financial planning, among which our debt profile schedule, and more broadly our capital allocation process. Our liquidity resources result from the operations of our Life & Savings, Property & Casualty and Asset
Management activities, as well as from capital raising activities.

Over the past several years, AXA has expanded its core operations (insurance and asset management) through a combination of organic growth, direct investments and acquisitions. This expansion has been funded primarily through a combination of
(i) dividends received from operating subsidiaries, (ii) proceeds from the issuance of subordinated convertible debt securities, other subordinated debt securities and borrowings (including debt issued by subsidiaries), (iii) the issuance of ordinary shares, and (iv) proceeds from the sale of non-core businesses and assets.

The Company and each of its major operating subsidiaries are responsible for financing their operations. The Company, as the holding company for the AXA Group, coordinates these activities and, in this role, participates in financing the operations of certain subsidiaries. The Company and certain of its subsidiaries, including AXA France Assurance, AXA Financial Inc., AXA Asia Pacific
Holdings and AXA UK Plc. are holding companies and are dependent on dividends received from their respective subsidiaries as a principal source of funds to meet their obligations. The Group's operating insurance companies are required to meet multiple regulatory constraints, in particular a minimum solvency ratio, and the level of internal dividends paid by operating entities to the
Company (or other Group companies) must therefore take into account these constraints as well as potential future regulatory changes. In addition, the Company is required to have sufficient statutory (parent only) results to distribute a dividend on its ordinary shares. Cash position also fluctuates as a result of cash-settled margin calls from banks relating to collateral agreements on derivatives, and the Company's statutory (parent only) results may be impacted by unrealized gains and losses on derivatives used to hedge currency or other risks. The Company anticipates that cash dividends received from operating subsidiaries and other liquidity sources management expects to be available to the Company will continue to be sufficient to meet its operating expenses and other obligations.

INTERNAL SOURCES OF LIQUIDITY: AXA'S SUBSIDIARIES

The principal sources of funds for AXA's insurance operations are premiums, investment income and proceeds from sales of invested assets. These funds are mainly used to pay policyholder benefits, claims and claims expenses, policy surrenders and other operating expenses, and to purchase invested assets. The liquidity of the Group's insurance operations is affected by, among other things, the overall quality of AXA's investments and the Group's ability to liquidate its invested assets to meet policyholder benefits and insurance claims as they fall due.
Information on projected payments and surrenders related to Life & Savings and Property & Casualty insurance contracts are disclosed in Note 14.9.1 of Part V - Consolidated Financial Statements.

Life & Savings

Liquidity needs can be affected by fluctuations in the level of surrenders, withdrawals, maturities and guarantees to policyholders including guarantees in the form of minimum income benefits or death benefits, particularly on variable annuity business (see Part
2.2 - "Information on the Company" Segment Information - Life & Savings - Surrenders and lapses).

The investment strategy of AXA's Life & Savings subsidiaries is designed to match the investment returns and estimated maturity of their investments with expected payments on insurance contracts. Entities regularly monitor the valuation and duration of their investments and the performance of their financial assets. Financial market performance may affect the level of surrenders and withdrawals on life insurance policies, as well as projected immediate and long-term cash needs. Thanks to a close monitoring of surrenders' rate on a weekly basis, entities are able to adjust their investment portfolios to reflect such considerations and react in a targeted manner.

Property & Casualty and International Insurance

Liquidity needs can be affected by actual claims experience if significantly different from the estimated claims experience (see
Note 14.6 of Part V - Consolidated Financial Statements).

Insurance cash flows are generally positive but can be negative in the case of exceptional events. A portion of these cash flows is invested in liquid, short-term bonds and other listed securities in order to manage the liquidity risk that may arise from such events.

Asset Management and Banking

These subsidiaries' principal sources of liquidity are operating cash flows, proceeds from the issuance of ordinary shares (where applicable), drawings on credit facilities, repository agreements, and other borrowings from credit institutions or others (including the Company).

The financing needs of asset management subsidiaries arise principally from their activities, which require working capital, in particular to finance prepaid commissions on some mutual fund-type products at AllianceBernstein or to constitute seed money at both AllianceBernstein and AXA Investment Managers.

LIQUIDITY POSITION AND RISK MANAGEMENT FRAMEWORK

Despite the extreme financial conditions in 2008, insurers, and especially AXA, have proven their resilience in terms of liquidity position.

At year end 2008, AXA's position remained strong on its 4 main sources of liquidity:
•    Net inflows with positive cash-flows across all business lines (information on cash flows from operations is provided in Note
12.2 to the Financial Statements included in this Annual Report).
•    Increased cash position -At December 31, 2008, AXA's consolidated balance sheet included cash and cash equivalents of
€30,811 million (2007: €17,192 million), net of bank overdrafts of €1,415 million (2007: €1,493 million). At December 31, 2008, the Company's cash and cash equivalents amounted to €4,123 million net of bank overdrafts of €3 million, an increase of
€1,590 million from December 31, 2007, as a result of a liquidity risk management adapted to prevailing market conditions and to margin calls from banks relating to collateral agreements.
•    Reassuring debt profile with (i) no significant senior and subordinated debt repayments (excluding commercial paper) in 2009 and first step up call on hybrid debt in December 2010 (€1.1 billion), and (ii) debt ratios compliant with strong rating requirements and aligned with our main competitors (interest coverage: 9x1, debt gearing: 35%2).
•   The Group's financial strength gives it broad access to various different markets via standardized debt programs: for example, at the end of 2008, €5 billion (€5 billion at the end of 2007) of French commercial paper, $1.5 billion of US commercial paper
(implemented in 2008) and a €12 billion (€12 billion at the end of 2007) program under EMTN documentation.

AXA has a solid liquidity risk management framework, including (i) a regular monitoring of our liquidity position in terms of resources
(monthly monitoring of our liquidity resources including government bonds and a part of our equity and corporate bond portfolio)
and requirements (weekly monitoring of surrenders' rate for each local entity and consolidated view at Group level), (ii) confirmed undrawn credit lines for €6.1 billion, which are committed credit facilities without restrictive financial covenants or rating triggers, and (iii) a liquidity emergency plan in place, to deal with any liquidity crises that may arise, which can provide short term liquidity by around €18.6 billion of assets eligible for European Central Bank tenders (of which €14.9 billion immediately available), creating a very large alternative source of refinancing.

In addition, as part of its risk control system, AXA remains constantly vigilant regarding contractual provisions, such as ratings triggers or restrictive covenants, in financing and other documentation that may give lenders, security holders or other counterparties, rights to accelerate repayment, demand collateral or seek other similar remedies under circumstances that could have a material adverse effect on its consolidated financial position. AXA currently has no ratings triggers in its bank facilities.

Information on contractual maturities of debt securities held by the Group is presented in Note 9.5, of Part V - Consolidated
Financial Statements.
Information on credit risks with the split of debt securities by credit rating is presented in Note 4.2 - Quantitative and qualitative disclosures about market risk and risk factors, investments are presented in Note 9.1, and debt securities are disclosed by type of issuer in Note 9.4 of Part V - Consolidated Financial Statements.

Subordinated debt

At December 31, 2008, the Company had outstanding subordinated debt (excluding accrued interests) of €6,810 million
(€6,778 million in 2007).

On a consolidated basis, subordinated debt (including derivative instruments) totaled €6,734 million at December 31, 2008
(compared to €6,146 million at December 31, 2007), after taking into account all intra-group eliminations and excluding perpetual debts (TSS / TSDI, which are included in shareholders' equity, as described in Note 1.12.2 of Part V - Consolidated Financial
Statements for a total amount of €7,361 million at December 31, 2008 and €7,781 million at December 31, 2007).

The subordinated debt increase of €588 million, or €582 million on a constant exchange rate basis, arose mainly from the €554 million decrease in market value of currency swaps and interest rate swaps at AXA SA, and the new subordinated perpetual notes of €423 million from AXA Bank Europe, partly offset by the repayment of €466 million notes by AXA Bank Europe.

(1) Including interest charge on perpetual subordinated debt.
(2) (net financing debt + perpetual subordinated debt) / (shareholders' equity, excluding fair value recorded in shareholders' equity + net financing debt).

112       2008 ANNUAL REPORT

From January 2007, AXA's only convertible debt outstanding is AXA's 2017 convertible bonds, (6.6 million bonds at December 31,
2008). To neutralize the dilutive impact of the 2017 convertible bonds, AXA has purchased from a banking counterparty call options on the AXA ordinary share with an automatic exercise feature. This feature is such that one call option is automatically exercised upon each conversion of a convertible bond. Consequently, each issuance of a new ordinary share resulting from the conversion of a bond will be offset by the delivery to AXA of an ordinary share under the call option (ordinary share that AXA intends to cancel in order to avoid any increase of its outstanding shares or dilution).
At December 31, 2008, the number of ordinary shares issuable upon conversion of outstanding bonds was 27.5 million.

Movements in these items are described in Note 16 of Part V - "Consolidated Financial Statements".

The contractual maturities of financing debts are detailed in Note 16.4 of Part V - "Consolidated Financial Statements".

Financing debt instruments issued

The Company's financing debt instruments issued (excluding accrued interest) totaled €5,992 million at December 31, 2008, an increase of €2,443 million compared to 2007 principally related to commercial paper issues (€2.3 billion).

On a consolidated basis, AXA's total financing debt instruments issued amounted to €6,564 million at December 31, 2008, an increase of €2,029 million from €4,535 million at the end of 2007. On a constant exchange rate basis, the increase was
€2,050 million, mainly due to AXA SA issuances of commercial paper (€2.3 billion).

Movements in this item are described in Note 16 of Part V - "Consolidated Financial Statements".

Financing debt owed to credit institutions

At December 31, 2008, the amount of debt owed by AXA and its subsidiaries to credit institutions was €1,216 million versus
€175 million at the end of 2007. The increase of €1,042 million on a constant exchange rate basis was mainly due to AXA SA new credit line of €1,000 million for 5 years ("club deal" banking pool) in order to finance AXA development, including the acquisition of Reso Garantia.

Other debt (other than financing debt)

Other debt instruments issued

At December 31, 2008, other debt instruments issued totaled €966 million, down from €1,560 million at the end of 2007. The decline of €594 million (or €544 million on a constant exchange rate basis) resulted mainly from a €462 million decrease in CDO's instruments and a €169 million decrease of the AllianceBernstein short term commercial paper.

Other debts owed to credit institutions (including bank overdrafts)

At December 31, 2008, other debts owed to credit institutions totaled €5,710 million (including €1,415 million of bank overdrafts), up €1,010 million compared to €4,700 million at the end of 2007 (including €1,493 million of bank overdrafts). The increase was
€986 million on a constant exchange rate basis, and was attributable primarily to a €960 million increase at AXA SA related to margin calls from banks under collateral agreements.

Movements in this item are described in Note 17 of Part V - "Consolidated Financial Statements".

Issuance and cancellation of ordinary shares

For several years, the AXA Group has been offering to its employees, the opportunity to subscribe for shares issued by way of a capital increase reserved for employees. In 2008, employees invested a total of €460 million leading to a total of 24.7 million newly issued shares. Employee (including agents) shareholders represented 5.86% of the outstanding share capital at December 31,
2008.

Dividends received

Dividends paid to the Company in 2008 in respect of the 2007 financial year totaled €2,674 million (2007: €2,178 million, 2006:
€1,581 million), of which approximately €392 million were in currencies other than the Euro (2007: €213 million, 2006: €109 million).
The €496 million increase in dividends in 2008 was mainly due to a €498 million increase in dividends received from European companies to €2,328 million, including a €943 million increase from AXA Holdings Belgium (as a result of capital gains on the sale of the Netherlands activities in 2007, which generated a dividend of €1,053 million), partly offset by a €678 million decrease of AXA France Assurance dividend to €737 million (due to the non-recurrence of large capital gains realized in 2006 and paid out in 2007).

The Company is not subject to restrictions on dividend payments, provided that its accumulated profits are sufficient to cover them and that the Group solvency ratio does not decrease below 100% after dividend payment in cash. However, many Group's subsidiaries, particularly insurance companies, are subject to restrictions on the amount of dividends they can pay to shareholders.
For more information on these restrictions, see Note 28.3 of Part V - "Consolidated Financial Statements".

The Company anticipates that cash dividends received from operating subsidiaries and other liquidity sources management expects to be available to the Company will continue to be sufficient to meet its operating expenses and other obligations. AXA expects that anticipated investments in subsidiaries and existing operations, future acquisitions and strategic investments will be funded from available cash flow remaining after payments of dividends and operating expenses, proceeds from the sale of non-strategic assets and businesses and future issues of debt and equity securities.

USES OF FUNDS

Interest paid by the Company in 2008 totaled €1,275 million (2007: €938 million, 2006: €530 million) or €1,134 million after the impact of hedging derivative instruments (2007: €646 million, 2006: €408 million). On a consolidated basis, total interests paid in cash in 2008 were €652 million (2007: €554 million, 2006: €539 million).

Dividends paid to AXA shareholders in 2008 in respect of the 2007 financial year totaled €2,473 million, or €1.20 per share, versus €1.06 per share paid in 2007 in respect of the 2006 financial year (€2,218 million in total). All of these dividends were paid in cash.

SOLVENCY MARGIN

The Company's operating insurance companies are required by local regulations to maintain a minimum solvency margin. The primary objective of the solvency margin requirements is to protect policyholders. AXA's insurance subsidiaries monitor compliance with these requirements on a continuous basis and are in compliance with the applicable solvency requirements.

The solvency margin calculation is based on a formula that contains variables related to economic, financial and technical parameters.

A European Directive dated October 27, 1998 requires a consolidated solvency margin calculation effective for periods ending on or after December 31, 2001. France transposed this directive under an ordinance dated August 29, 2001, decreed on March 14, 2002 and applicable from 2002. Additional supervision of credit institutions, investment companies and insurance companies belonging to "financial conglomerates" was introduced by the European Parliament and Council Directive 2002/87/EC of December 16,
2002. France transposed this directive through an ordinance dated December 12, 2004, which introduced the notion of financial conglomerate into the Insurance Code. According to article 20 of the Insurance Code, the provisions of this ordinance applied for the first time to periods starting on or after January 1, 2005.

The various components of what the Group considers as available capital are determined in accordance with these regulatory requirements under Solvency I, which are not yet harmonized throughout Europe while waiting for Solvency II. At December 31,
2008, available capital amounted to €28.1 billion (€31.0 billion at December 31, 2007 and €36.9 billion at December 31, 2006)
of which:
i. consolidated shareholders' equity after dividend proposal: €34.7 billion (€33.8 billion at December 31, 2007 and €32.5 billion at December 31, 2006), including minority interests, but excluding reserves relating to changes in fair value through equity
(available for sale assets) and deeply subordinated debts,
ii. gross unrealized capital gains and other: €10.6 billion (€13.0 billion at December 31, 2007 and €17.3 billion at December 31, 2006),
iii. admitted subordinated debt (with its loss absorbing capacity described below): €11.0 billion (€10.1 billion at December 31,
2007 and €9.9 billion at December 31, 2006),
iv. locally admitted assets: €2.6 billion (€2.9 billion at December 31, 2007 and €3.1 billion at December 31, 2006),
v. less intangible assets (excluding goodwill on AllianceBernstein as it is part of its net consolidated book value): €25.9 billion
(€24.5 billion at December 31, 2007 and €23.3 billion at December 31, 2006) and less the net consolidated book value of its equity interests in credit institutions, investment companies and financial institutions: €4.6 billion (€4.9 billion at December 31,
2007 and €3.7 billion at December 31, 2006).

AXA is not considered as a financial conglomerate. However, in accordance with the decree of September 19, 2005, if a company is not subject to the additional supervision applicable to a financial conglomerate, its solvency margin is nevertheless reduced by the amount of its equity interests in credit institutions, investment companies or financial institutions if the Group holds more than 20% in the mentioned entities.

Dated and undated (perpetual) subordinated notes issued by the Company qualify for favorable capital treatment from the French insurance regulator, which oversees the Company's consolidated solvency position, and rating agencies.

114        2008 ANNUAL REPORT

The Company has issued Dated Subordinated Notes, Undated Subordinated Notes ("TSDI"), and Undated Deeply Subordinated
Notes ("TSS"), which include provisions designed to allow the Company to ensure the continuity of its activities in the event its financial position deteriorates.

In particular, the Company's TSS include loss absorption mechanisms which provide that under certain circumstances relating to the consolidated solvency margin of the Group, the principal amount of each of the relevant TSS will be written down following which interest is payable on the reduced principal amount until such time as it is reinstated (following the Company's return to financial health as defined in the TSS).

In addition, subordinated notes include mechanisms to defer or cancel interest payments either on a mandatory or an optional basis.

Pursuant to the terms and conditions of AXA's TSDI, the Company may, at its option, defer interest payment upon the occurrence of certain events (e.g. absence of dividend payment voted in the preceding annual shareholders' meeting or receipt by the
Company or by certain of its principal subsidiaries of a regulatory demand to restore their applicable minimum solvency margin level). Payment of deferred interest becomes due in certain specified cases (e.g. payment of a dividend, notification of the end of a regulatory demand to restore solvency, liquidation or redemption of the TSDI).

In addition, in most of the Company's TSS, upon the occurrence of certain events relating to the Company's consolidated net earnings and shareholders' equity, the Company is required to defer payment of interest. In such event, the Company may satisfy mandatory deferred interest by way of alternative settlement mechanisms (such as, subject to applicable limits, issuance of new shares or other securities including TSS or preference shares, sale of treasury shares, or an increase in the principal amount of the relevant notes) within five years, failing which the interest is forfeited. However, the settlement of deferred interest becomes due, on a best efforts basis, in certain circumstances including redemption of the notes, liquidation, payment of a dividend or interest on any other TSS, any share buy back outside the Company's buy-back programme, or any redemption or repurchase of other TSS.
Finally, under its TSS, the Company has an option to cancel payments of interest upon the deterioration of its financial position, unless certain events have occurred in the preceding year (e.g. a dividend payment or interest payment on any TSS, any share buy-back outside the Company's share buy-back programme or a repurchase or redemption of any TSS). However, upon the occurrence of certain circumstances relating to the consolidated solvency margin of the Company, the Company is required to cancel the payment of interest.

In accordance with the practical methods of calculation implemented by AXA in line with existing regulations, AXA's adjusted solvency ratio was estimated at 127% at December 31, 2008 compared to 154% at the end of 2007 (186% at the end of 2006).
The decline resulted mainly from the decrease of the unrealized capital gains. The calculation must be reviewed by the Autorité
de Contrôle des Assurances et des Mutuelles (ACAM), which governs, in France, the application of these directives.

In the event of a failure by the Company and/or any of its insurance subsidiaries to meet minimum regulatory capital requirements, insurance regulators have broad authority to require or take various regulatory actions. A failure of any of the Company's insurance subsidiaries to meet their regulatory capital requirements and/or a reduction in the level of their regulatory capital that may negatively impact their competitive position may also result in the Company having to inject significant amounts of new capital into its insurance subsidiaries, which could adversely affect the Company's liquidity position. In 2008, the Company provided significant amounts to its subsidiaries through loans, capital contributions and other mechanisms including approximately €2.44 billion loaned to its
US subsidiary AXA Financial that were used to enhance the capitalization of AXA Financial's insurance subsidiaries. In the current financial market environment, management believes that its insurance subsidiaries may become increasingly dependent on the
Company for capital resources and funding over the coming months.

CREDIT RATING

Claims paying and credit strength ratings are factors contributing to the competitive position of insurance companies. Rating agencies review their ratings and rating methodologies on a recurring basis and may change their ratings at any time. Consequently our current ratings may not be maintained in the future. In the context of the current financial market crisis and the deterioration in the credit and equity markets over the past months, certain rating agencies have lowered their outlook on the life insurance sector to negative from stable and have downgraded a growing number of companies. In February 2009, (i) Standard & Poor's affirmed its AA counterparty credit and financial strength ratings on AXA's principal insurance subsidiaries and its A+ counterparty credit ratings on the Company, but revised its outlook on these ratings to negative from stable, and indicated that they "believe that
AXA's fundamentals are sound and are highly likely to help the Group withstand market conditions and keep ratings in the AA category in the medium term"; and (ii) Moodys' Investors Services reaffirmed the Aa3 counterparty credit and financial strength ratings on AXA's principal insurance subsidiaries and its A2 counterparty credit rating on the Company and maintained its stable outlook. In March 2009, Fitch Ratings downgraded the financial strength ratings of AXA's principal insurance subsidiaries from
AA to AA- (one notch) and also downgraded the Company's senior debt from A+ to A- (two notches), subordinated debt from
A to BBB+ (two notches) and short term debt from F1+ to F1 (one notch). Fitch Ratings also revised its outlook on these ratings to negative from stable.

Management closely monitors the Group's ratings and currently expects that these ratings should remain at levels sufficient for the Company and its insurance subsidiaries to compete effectively. Given continuing adverse financial market and general economic conditions, however, management cannot predict with any degree of certainty the timing and/or magnitude of future ratings actions.

A downgrade or the potential for a downgrade of our ratings could have a variety of negative impacts on us including (i) damaging our competitive position, (ii) negatively impacting our ability to underwrite new insurance policies, (iii) increasing the levels of surrenders and termination rates of our in-force policies, (iv) increasing our cost of obtaining reinsurance, (v) negatively impacting our ability to obtain financing and/or increasing our cost of financing, (vi) triggering additional collateral requirements under certain agreements to which we are party, (vii) harming our relationships with creditors or trading counterparties and/or (viii) adversely affecting public confidence in us.

These developments could have a material adverse effect on our business, liquidity position, results of operations, revenues and financial condition by, for example, increasing our need for cash in order to meet increased surrender requests and/or collateral calls, causing us to liquidate assets at unattractive prices or to borrow at unattractive rates to raise necessary cash, and/or negatively impacting our ability to sell new insurance policies or other products due to negative publicity associated with a downgrade and the associated impact on public confidence in us.

SUBSEQUENT EVENTS AFTER DECEMBER 31, 2008 IMPACTING
AXA'S LIQUIDITY

A dividend per share of €0.40 will be proposed at AXA's Annual Shareholders' Meeting that will be held on April 30, 2009. The dividend will be payable on May 12, 2009 with an ex-dividend date of May 7, 2009. For individuals whose fiscal residence is in
France, this dividend gives rise to a 40% tax relief equal to €0.16 per share. These individuals may, barring certain exceptions, opt to have an 18% flat deduction at source, leading to the loss of the 40% tax relief mentioned earlier. The 12.1% welfare taxes
(CSG, CRDS and welfare deduction) due by the persons who are deemed to be French residents for tax purposes are, in any case, paid at the date of the dividend payout.

Please refer to Note 31 of Part V - "Consolidated Financial Statements" for other subsequent events.

116        2008 ANNUAL REPORT

PART III

CORPORATE GOVERNANCE,
EXECUTIVE COMPENSATION,
MAJOR SHAREHOLDERS AND
RELATED MATTERS

3.1 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Governance	118
Supervisory Board	118
Supervisory Board Committees	129
Management Board	132
Executive Committee	138
Subsidiaries	138
Employees	140
3.2 FULL DISCLOSURE ON EXECUTIVE COMPENSATION
AND SHARE OWNERSHIP
Executive compensation and Supervisory Board members fees	141
Stock options	155
Performance shares and performance units	166
Share ownership of Management Board and Supervisory Board members	173
Transactions involving Company stock completed in 2008 by Management Board and Supervisory Board members	175
Commitments made to Management Board and Supervisory Board members	176
Employee shareholders	177
3.3 DESCRIPTION OF THE COMPANY'S SHARE REPURCHASE PROGRAM	179
3.4 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Capital Ownership	181
AXA subordinated convertible bonds as of December 31, 2008	184
Related-party transactions, Employee Shareholders and Cross-Shareholding Agreements	184
Special report of the Statutory Auditors on regulated agreements and commitments	186
3.5 THE OFFER AND LISTING	188

3.1 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Implementing sound corporate governance principles has been a priority at AXA for many years. AXA's ordinary shares are publicly traded on Euronext Paris and its ADRs and ADSs are publicly traded on the New York Stock Exchange. Consequently, AXA is subject to prevailing corporate governance requirements and practices in both France and the United States including the Sarbanes-Oxley
Act and the French Commercial Code.

In addition, AXA has decided in 2008 to adopt as its corporate governance code of reference the set of recommendations based on the consolidation of the AFEP's and the MEDEF's report of October 2003 and of the AFEP/MEDEF recommendations dated January
2007 and October 2008 on the compensation of executive directors of listed companies (hereafter the "AFEP/MEDEF Code").

GOVERNANCE

Structure: Management Board and Supervisory Board

Since 1997, AXA has had a dual corporate governance structure consisting of a Management Board and a Supervisory Board.
This governance structure is designed to clearly separate the powers and responsibilities of management from those of supervision.

AXA's Supervisory Board has established four Committees to review specific matters and report back to the Supervisory
Board.

In addition, AXA has a 18 member Executive Committee established to assist the Management Board in the performance of its duties.

SUPERVISORY BOARD

Role and powers

The Supervisory Board supervises the Company's activities and reports to the shareholders. It is responsible for appointing and dismissing members of the Company's Management Board and supervises the executive management of AXA. Members of the Management Board may also be dismissed directly by AXA's shareholders pursuant to a resolution duly adopted at a shareholders' meeting.

Article 12 of the Company's Bylaws specifies that the following types of transactions or issues require the prior approval of the
Supervisory Board:
• issuance of securities that give a direct or indirect access to the Company's registered share capital;
• proposals for share repurchase programs to be submitted to shareholders at their ordinary General Meetings;
• financial operations that may lead to a substantial change in the financial structure of the Company;
• mergers and acquisitions, whatever their form;
• strategic partnership agreements;
• establishing stock option plans and/or granting performance shares to employees of the Company and its affiliates including to Members of the Management Board;
• proposals for changing the Bylaws to be submitted to an Extraordinary Meeting of shareholders;
• proposals for payment of dividends and allocation of the Company's results to be submitted to shareholders at their Annual
General Meeting;
• the dividend payment date and any interim dividends.

Operating procedures

The guidelines governing the operation, organization and compensation of the Supervisory Board and its Committees are set
forth in the Board's Rules of Procedure.

The Supervisory Board meets as often as it deems necessary but not less frequently than once each quarter. Periodically
Supervisory Board members meet among themselves without the attendance of Management Board members.

118        2008 ANNUAL REPORT

Prior to each meeting, Supervisory Board members receive documentation concerning matters to be reviewed, generally eight days in advance. In accordance with the Supervisory Board's Rules of Procedure, they are also informed by the Management
Board on a regular basis about the Company's financial condition and results of operations as well as any significant events or transactions involving the Company or the Group.

The Company's Bylaws require each member of the Supervisory Board to own a minimum of 100 AXA ordinary shares. In addition, to ensure that their interests and those of the Company are appropriately aligned, the Board's Rules of Procedure provide that
Supervisory Board members must own AXA shares with a value at least equal to the gross director's fees earned in respect of the previous fiscal year.

Composition

On December 31, 2008, the Supervisory Board was comprised of 14 members elected by the shareholders. Currently, 5 members of the Supervisory Board are nationals of countries other than France. In accordance with French law, one member of the
Supervisory Board is an employee-representative who is elected by shareholders every four years from among a list of candidates selected by the Group's employee shareholders. The Supervisory Board does not have any non voting members (censor).

Each year the Supervisory Board assesses the independence of all of its members on the basis of the recommendations contained in the AFEP/MEDEF Code and, for the members of the Audit Committee, on the basis of the criteria set forth in the Sarbanes-
Oxley Act. As of February 18, 2009, the Supervisory Board determined that eleven of the fourteen Supervisory Board members were independent after assessing the criteria of the AFEP/MEDEF Code: Mrs. Dominique Reiniche, Messrs. Jacques de Chateauvieux,
Leo Apotheker, Norbert Dentressangle, Jean-Martin Folz, Anthony Hamilton, Henri Lachmann, Frangois Martineau, Gerard Mestrallet,
Giuseppe Mussari and Ezra Suleiman. In addition, the Supervisory Board has determined that all the members of the Audit Committee meet the independence criteria set forth in the Sarbanes-Oxley Act.

Composition of the Supervisory Board on December 31, 2008

Name (age) and office presently held at AXA	Principal occupation (as of December 31, 2008)	Principal business address	First appointment / term of office
Jacques de Chateauvieux (57)(a) Chairman of the Supervisory Board	Chairman of the AXA Supervisory Board Chairman and CEO of BOURBON	BOURBON 33, rue du Louvre 75002 Paris, France	April 2005/2009 Annual General Meeting
Norbert Dentressangle (54)(a) Vice-Chairman of the Supervisory Board	Chairman of Financiere Norbert Dentressangle (SAS)	Financiere Norbert Dentressangle - BP 83 Les Pierrelles Beausemblant 26241 Saint-Vallier-sur-Rhone Cedex - France	May 2006/2010 Annual General Meeting
Leo Apotheker (55)(a) Member of the Supervisory Board	Co-CEO of SAP AG	SAP AG Building Capital 8 32, rue de Monceau 75008 Paris - France	February 2005/2011 Annual General Meeting
Wendy Cooper (58) Member of the Supervisory Board, representing the employee shareholders	Senior Vice President & Associate General Counsel of AXA Financial, Inc. (United States)	AXA Financial, Inc. 1290, Avenue of the Americas New York - NY10104 United States	April 2008/2012 Annual General Meeting
Jean-Martin Folz (61)(a) Member of the Supervisory Board	Chairman of the AFEP (Association Frangaise des Entreprises Privees)	AFEP 11, avenue Delcasse 75008 Paris - France	May 2007/2011 Annual General Meeting
Jean-Rene Fourtou (69) Member of the Supervisory Board	Chairman of the Supervisory Board of Vivendi	Vivendi 42, avenue de Friedland 75008 Paris - France	April 1990/2011 Annual General Meeting
Anthony Hamilton (67)(a) Member of the Supervisory Board	Non-executive Chairman of AXA UK PLC (United Kingdom) and AXA Equity and Law PLC (United Kingdom)	AXA UK PLC 5 Old Broad Street London EC2N 1AD United Kingdom	January 1996/2009 Annual General Meeting
Henri Lachmann (70) (a) Member of the Supervisory Board	Chairman of the Supervisory Board of Schneider Electric	Schneider Electric 35, rue Joseph Monier 92500 Rueil-Malmaison - France	May 1996/2009 Annual General Meeting
François Martineau (57) (a) Member of the Supervisory Board	Attorney at Law	Lussan & Associes 250bis, boulevard Saint Germain 75007 Paris - France	April 2008/2012 Annual General Meeting
Gerard Mestrallet (59) (a) Member of the Supervisory Board	Chairman and CEO of GDF SUEZ	GDF SUEZ 22, rue du Docteur Lancereaux 75008 Paris - France	January 1997/2011 Annual General Meeting
Giuseppe Mussari (46)|a| Member of the Supervisory Board	Chairman of the Board of Banca Monte dei Paschi di Siena S.p.A. (Italy)	Banca Monte dei Paschi di Siena S.p.A. Piazza Salimbeni, 3 53100 Siena-Italy	May 2007/2011 Annual General Meeting
Michel Pebereau (66) Member of the Supervisory Board	Chairman of the Board of Directors of BNP Paribas	BNP Paribas 3, rue d'Antin 75002 Paris - France	January 1997/2009 Annual General Meeting
Mrs. Dominique Reiniche (53) (a) Member of the Supervisory Board	Chairman Europe of The Coca-Cola Company	The Coca-Cola Company Groupe Europe 27, rue Camille Desmoulins 92784 Issy-les-Moulineaux Cedex 9 - France	April 2005/2009 Annual General Meeting
Ezra Suleiman (67) (a) Member of the Supervisory Board	Professor of Political Sciences at the University of Princeton (United States)	EPS/PIIRS Aaron Burr Hall Princeton University Princeton, N.J. 08544 United States	April 2003/2011 Annual General Meeting
(a) Independent.

120        2008 ANNUAL REPORT

Mr. Claude Bebear has been Honorary Chairman of the Supervisory Board since April 22, 2008.

At the Annual Meeting of Shareholders scheduled for April 30, 2009:
•   Mr. Ramon de Oliveira (54) is expected to be elected for a 4-year term, replacing Mr. Henri Lachmann as a member of the
Supervisory Board, whose term of office will expire at the close of this Meeting. Mr. Ramon de Oliveira is currently Managing
Partner of the consulting firm Logan Pass Partners and spent 25 years of its career at JP Morgan.
•   Mrs. Dominique Reiniche and Messrs. Jacques de Chateauvieux, Anthony Hamilton and Michel Pebereau, whose term of office will expire at the close of this Meeting, are expected to be re-elected for a 4-year term.

Supervisory Board activities in 2008
In 2008, the Supervisory Board met 8 times and the average attendance rate was 85.71%. Within the framework of its principal missions such as described above the Supervisory Board focused, in particular, on the following matters:
•   review of the Group strategy;
•   examination of the 2007 financial statements and the 2008 half year financial statements;
•   review of the reports of the Supervisory Board Committees;
•   authorization of the main projects with respect to acquisitions and disposals;
•   review of the AFEP / MEDEF recommendations and adoption of those recommendations as AXA's corporate governance code of reference;
•   Board's self-assessment;
•   review of the decisions in reaction to the financial crisis.

Information on current members of the Supervisory Board

Jacques de CHATEAUVIEUX,
Chairman and member of the AXA Supervisory Board
57, French nationality.
Business address
BOURBON - 33, rue du Louvre - 75002 Paris, France

Expertise and experience
Mr. Jacques de Chateauvieux is a graduate of the Institut Superieur de Gestion (Paris) and of Columbia University (New York). In
1975, he joined I'Union des Transports Aeriens as a management auditor. From 1977 to 1979, he worked as a consultant for the
Boston Consulting Group (BCG). Since 1979, Mr. Jacques de Chateauvieux has been Chairman and Chief Executive Officer of
BOURBON. From 1989 to 2001, he helped develop BOURBON into an international conglomerate and then listed the company on the Paris Stock Exchange in 1998. From 2001, he has refocused BOURBON's strategy on making it a world leader in offshore oil and marine services. Mr. Jacques de Chateauvieux has been a member of the AXA Supervisory Board since 2005 and became
Chairman of the Board in April 2008.

Directorships currently held
BOURBON, Chairman and Chief Executive Officer
JACCAR, Chairman and Chief Executive Officer
SAPMER, Chairman of the Board of Directors
CBo Territoria, Chairman of the Board of Directors
Director or member of the Supervisory Board:
•   INNODIS
•   SINOPACIFIC Shipbuilding Group (China)

Previous directorships held during the last five years
Vindemia S.A.S., Chairman
Antenne Reunion Television, Chairman

Norbert DENTRESSANGLE
Vice-Chairman and member of the AXA Supervisory Board
54, French nationality.
Business address
Financiere Norbert Dentressangle - BP 83 - Les Pierrelles - Beausemblant - 26241 Saint-Vallier-sur-Rhone-Cedex, France

Expertise and experience
In 1979, Mr. Norbert Dentressangle founded the Norbert Dentressangle Group, a transportation and logistics specialist, and served as its
Chairman until 1998. He is currently Chairman of the Supervisory Board of Groupe Norbert Dentressangle. Mr. Norbert Dentressangle
has also been, since its creation in 1988, Chairman of Financiere Norbert Dentressangle, the family-owned holding company which, in addition to a majority stake in Groupe Norbert Dentressangle, also holds equity interests in real estate, industrial and business service firms.

Directorships currently held
Financière Norbert Dentressangle (SAS), Chairman
Groupe Norbert Dentressangle, Chairman of the Supervisory Board
Financière de Cuzieu (SAS), Chairman
ND Investissements (SAS), Chairman
SOFADE (SAS), Chief Executive Officer
Director:
•   SEB
•   SOGEBAIL

Previous directorships held during the last five years
Director or member of the Supervisory Board:
•   FINAIXAM
•   Emin Leydier (SAS)
•   Siparex Croissance
•   Egnatia
Permanent Representative of Financiere Norbert Dentressangle, Director of Via Location
Permanent Representative of Financiere Norbert Dentressangle, Director of Financiere Egnatia

Léo APOTHEKER,
Member of the AXA Supervisory Board
55, German nationality.
Business address
SAP AG - Building Capital 8 - 32, rue de Monceau - 75008 Paris, France

Expertise and experience
Mr. Léo Apotheker is a graduate in International Relations and Economics of the Hebrew University in Jerusalem. Before joining
ABP Partners, Mr. Apotheker held various positions at McCormack & Dodge Europe and Swift. He also served as founding
Chairman and COO of ECsoft, one of the largest European venture capital start-up from 1992 to 1994. From 1994 to 1995, he was Manager Partner at ABP Partners, a strategic management consulting company specialized in global strategy definition and implementation and in restructuring of ailing software companies. Since joining the SAP Group, Mr. Léo Apotheker has held various positions: from 1995 to 1997, he was CEO and founder of SAP France and SAP Belgium; from 1997 to 1999, Chairman of SAP for the South-West Europe region; from 1999 to 2002, Chairman of SAP EMEA (Europe, Middle East and Africa) and from
2002 to 2008, worldwide Chairman Customer Solutions & Operations. Since April 2008, Mr. Léo Apotheker has been co-CEO of SAP AG.

Directorships currently held
SAP AG, co-CEO
Director or member of the Supervisory Board:
•   SAP America, Inc. (United States)
•   SAP Global Marketing Inc. (United States)
•   SAP Asia Pte. Ltd (Singapore)
•   SAP JAPAN Co., Ltd (Japan)
•   SAP FRANCE S.A.
•   S.A.P. ITALIA Sistemi, applicazioni, prodotti in data processing S.p.A. (Italy)
•   SAP Hellas "Systems Application and Data Processing S.A." (Greece)
•   SAP (Beijing) Software System Co., Ltd (China)
•   Schneider Electric

Previous directorships held during the last five years
SAP AG, Deputy Chief Executive Officer and President Customer Solutions & Operations
SAP AG, Chairman Global Field Operations
Director:
•   Ginger S.A.
•   SAP Manage Ltd (Israel)
•   SAP Systems Integration AG (Germany)
•   SAP Finland Oy (Finland)
•   SAP Danmark A/S (Denmark)
•   Enigma Inc. (United States)
•   SAP Svenska Aktiebolag (Sweden)

122        2008 ANNUAL REPORT

Wendy COOPER,
Member of the AXA Supervisory Board, representing the employee shareholders
58, American nationality.
Business address
AXA Financial, Inc. - 1290 Avenue of the Americas - New York - NY 10104, United States

Expertise and experience
Ms. Wendy Cooper is a graduate of Fordham Law School, New York, NY, from which she holds J.D. degree. From 1981 to 1987, she was Assistant Counsel to New York Governors Carey and Cuomo. Then, from August 1987 to March 1995, she was the
First Deputy Superintendent of Insurance of the New York Insurance Department. From January 1990 to June 1990, she held the position of Superintendent of Insurance of the New York Insurance Department. In May 1995, she joined The Equitable, which became AXA Equitable, as Vice President & Associate General Counsel. Since September 1999, she has been Senior
Vice President & Associate General Counsel of AXA Equitable in charge of the Government Relations function representing the
AXA Equitable's legislative and regulatory interests in front of U.S. Congress, state legislatures, state insurance departments, state and national trade associations and other external audiences. In April 2008, Ms. Wendy Cooper was appointed member of the AXA Supervisory Board, representing the employee shareholders of the Group.

Directorships currently held
None

Previous directorships held during the last five years
None

Jean-Martin FOLZ,
Member of the AXA Supervisory Board
61, French nationality.
Business address
Association Francaise des Entreprises Privees (AFEP) - 11, avenue Delcasse - 75008 Paris, France

Expertise and experience

Mr. Jean-Martin Folz is a graduate of the Ecole Polytechnique and ingénieur des Mines. Between 1975 and 1978 he has held various French government cabinet positions with his last position being head of cabinet of the Secretary of State for Industry.
In 1978, he joined Rhone-Poulenc to run the Saint-Fons plant, and was then promoted to Senior Executive Vice-President of
Rhone-Poulenc for the Specialty Chemicals business unit. In 1984, he became Senior Executive Vice-President and then Chief
Executive Officer of Jeumont-Schneider (a Schneider subsidiary). In 1987, he was appointed Chief Executive Officer of Pechiney and Chairman of Carbone Lorraine (in 1988). In 1991, he became Group Chief Executive Officer of Eridania Beghin-Say and
Chairman of Beghin-Say. Mr. Jean-Martin Folz joined PSA Peugeot Citroen in 1995 and became Chairman in 1997. He left PSA in February 2007

Directorships currently held
Director or member of the Supervisory Board:
•   Saint-Gobain
•   Societe Generale
•  Alstom
•   Carrefour
•   Solvay (Belgium)

Previous directorships held during the last five years
Peugeot SA, Chairman of the Management Board
Automobiles Peugeot, Automobiles Citroën, Banque PSA Finance, Peugeot Citroën Automobiles, Chairman
Faurecia, Director

Jean-René FOURTOU,
Member of the AXA Supervisory Board
69, French nationality.
Business address
Vivendi - 42, avenue de Friedland - 75008 Paris, France

Expertise and experience
Mr. Jean-René Fourtou is a graduate of the Ecole Polytechnique. In 1963, he joined Bossard & Michel as a consultant. In 1972, he became Chief Operating Officer of Bossard Consultants and Chairman and Chief Executive Officer of the Bossard Group in
1977. In 1986, he was appointed Chairman and Chief Executive Officer of the Rhone-Poulenc Group that later merged with and into Hoechst to create Aventis. From December 1999 to May 2002, he served as Vice-Chairman and Chief Operating Officer of
Aventis. Chairman of the International Chamber of Commerce in 2003 and 2004, Mr. Fourtou co-chairs the Franco-Moroccan
Economic Impetus Group created in September 2005. In July 2002, he became Chairman and Chief Executive Officer of Vivendi
Universal and then Chairman of the Supervisory Board of Vivendi.

Directorships currently held
Vivendi, Chairman of the Supervisory Board
Groupe Canal+, Chairman of the Supervisory Board
Director, member of the Supervisory Board or member of the Management Committee:
•  CapGemini
•  Sanofi Aventis
•  AXA Millesimes1 (SAS)
•  NBC Universal (United States)
•  Maroc Telecom (Morocco)
•  Nestle (Switzerland)

Previous directorships held during the last five years
Vivendi Universal, Chairman and Chief Executive Officer
Vivendi Environnement, Chairman of the Supervisory Board
AXA Assurances IARD Mutuelle, Vice-Chairman of the Board of Directors
AXA Assurances Vie Mutuelle, Vice-Chairman of the Board of Directors
AXA Courtage Assurance Mutuelle, Vice-Chairman of the Board of Directors
EADS (Netherlands), Director
Aventis, Director

Anthony HAMILTON,
Member of the AXA Supervisory Board
67, British nationality.
Business address
AXA UK PLC - 5 Old Broad Street - London EC2N 1AD - United Kingdom

Expertise and experience
Mr. Anthony Hamilton is a graduate of Oxford University. His early career was spent in London and New York working for the investment banks Schroders, Morgan Grenfell, and Wainright. In 1978 he joined Fox-Pitt, Kelton and was appointed Chief
Executive Officer in 1994. In 1993, he became a non-executive Director of AXA Equity and Law PLC (Chairman, 1995) and in
1997 a non-executive Director of AXA UK PLC. Since September 2000, Mr. Anthony Hamilton has been non-executive Chairman of AXA UK PLC.

Directorships currently held
AXA UK PLC11 (United Kingdom), Non-executive Chairman
AXA Equity and Law PLC1 (United Kingdom), Non-executive Chairman
Director or member of the Supervisory Board:
•  AXA Financial, Inc.1 (United States)
•   Binley Limited (United Kingdom)
•  Tawa plc (United Kingdom)
•   Golf Club of Valderrama (Spain)
•  AXA Equitable Life Insurance Company1 (United States)
•   MONY Life Insurance Company1 (United States)
•   MONY Life Insurance Company of America1 (United States)

Previous directorships held during the last five years
Fox-Pitt, Kelton Group Limited (United Kingdom), Chairman
Director or member of the Supervisory Board:
•   Pinault-Printemps-Redoute
•   Fox-Pitt, Kelton Limited (United Kingdom)
•   Swiss Re Capital Markets Limited (United Kingdom)
•   CX Reinsurance (United Kingdom)

(1) AXA Group Company.

124        2008 ANNUAL REPORT

Henri LACHMANN,
Member of the AXA Supervisory Board
70, French nationality.
Business address
Schneider Electric - 35, rue Joseph Monier - 92500 Rueil-Malmaison, France

Expertise and experience
Mr. Henri Lachmann is a graduate of the Ecole des Hautes Etudes Commerciales(HEC) and holds an accounting degree. In 1963, he joined Arthur Andersen, the international auditing firm, where he served successively as Auditor, then, as Manager of the Accounting
Review Department. In 1970, he joined the Strafor Facom Group where he held various management positions until June 1981, when he was appointed Group Chairman. Director of Schneider Electric since 1996, Mr. Henri Lachmann became Chairman and Chief
Executive Officer of the Group in 1999. Since 2006, he has been Chairman of the Supervisory Board of Schneider Electric.

Directorships currently held
Schneider Electric, Chairman of the Supervisory Board
Centre Chirurgical Marie-Lannelongue, Chairman of the Board of Directors
institut Telemaque, Chairman
Fondation pour le droit continental, Chairman
Vivendi, Vice-Chairman and Member of the Supervisory Board
Director, member of the Supervisory Board or Management Committee:
•  AXA Assurances IARD Mutuelle
•   Groupe Norbert Dentressangle
•   AXA Millésimes1 (SAS)
•   ANSA
Fimalac, Censor (non-voting member of the Board)
Tajan, Censor (non-voting member of the Board)
hstitut Montaigne, Vice-Chairman and Treasurer

Previous directorships held during the last five years
Schneider Electric, Chairman and Chief Executive Officer
Vice-Chairman of the Board of Directors and Director:
•  AXA Assurances I ARD Mutuelle
•  AXA Assurances Vie Mutuelle
•  AXA Courtage Assurance Mutuelle
FINAXA, Director
Vivendi Universal, Director
AXA Holding Maroc1 (Morocco), Director

François MARTINEAU,
Member of the AXA Supervisory Board
57, French nationality.
Business address
Lussan & Associes - 250bis, boulevard Saint-Germain - 75007 Paris, France

Expertise and experience
Mr. François Martineau is a graduate of the University Paris IV (Philosophy Degree), University Paris I (Law Master), and I'lnstitut
d'Etudes Politiques de Paris. Mr. François Martineau has been Attorney since 1976. In 1981, he was "Secrétaire de la Conférence".
In 1985, he was a lecturer at the University Paris I (Civil Procedure). In 1995, he was a Professor at the Paris Bar School (EFB) and
in 1998, he was a Honorary Professor at the Law and Political Sciences School of Lima (Peru). In 1996, he became an Expert at the Council of Europe and fulfilled various missions in Eastern Europe countries regarding the reform of the Code of the Judicial
Organization, the reform of the magistrates' and lawyers' training and the revision of the Code of Civil Procedure. Since 1987,
Mr. François Martineau has been a Partner of the law firm SCP Lussan & Associes, and Managing Partner since 1995.

Directorships currently held
SCP Lussan & Associes, Managing Partner
Vice-Chairman and director:
•   Bred Banque Populaire
•  Assurances Mutuelles Le Conservateur
•  Associations Mutuelles Le Conservateur
Director:
•   Conservateur Finance
•  AXA Assurances IARD Mutuelle
•  AXA Assurances Vie Mutuelle

(1) AXA Group Company.

Previous directorships held during the last five years
None

Gérard MESTRALLET,
Member of the AXA Supervisory Board
59, French nationality.
Business address
GDF SUEZ - 22, rue du Docteur Lancereaux - 75008 Paris, France

Expertise and experience
Mr. Gérard Mestrallet is a graduate of the Ecole Polytechnique and the Ecole Nationale d'Administration (ENA). He joined the
Compagnie de Suez in 1984 as Vice-President in charge of Special Projects. In 1986, he was appointed Executive Vice-President in charge of Industrial business and then in February 1991, Executive Director and Chairman of the Management Committee
of Societe Generale de Belgique. In 1995, he became Chairman and Chief Executive Officer of Compagnie de Suez and in
June 1997, Chairman of the Management Board of the Suez Lyonnaise des Eaux. On May 4, 2001, Mr. Gérard Mestrallet was appointed Chairman and Chief Executive Officer of Suez. Since July 22, 2008, Mr. Gérard Mestrallet has been Chairman and
Chief Executive Officer of GDF SUEZ.

Directorships currently held
GDF SUEZ, Chairman and Chief Executive Officer
Chairman of the Board of Directors:
•   Suez Energie Services
•   Suez Environnement
•   Suez-Tractebel (Belgium)
Vice-Chairman of the Board of Directors:
•   Hisusa (Spain)
•  Aguas de Barcelona (Spain)
•   Electrabel (Belgium)
Director or member of the Supervisory Board:
•   Saint-Gobain
•   Pargesa Holding S.A (Switzerland)

Previous directorships held during the last five years
Suez, Chairman and Chief Executive Officer
Societe Generale de Belgique (Belgium), Chairman
Hisusa (Spain), Chairman
Sociedad General de Aguas de Barcelona (Spain), Vice-Chairman
Director or member of the Supervisory Board:
•   Crédit Agricole S.A.
•  Taittinger

Giuseppe MUSSARI,
Member of the AXA Supervisory Board
46, Italian nationality.
Business address
Banca Monte dei Paschi di Siena S.p.A. - Piazza Salimbeni, 3 - 53100 Siena- Italy

Expertise and experience

Mr. Giuseppe Mussari is a graduate in Law of the University of Siena (Barrister registered in the Rolls of the Court of Siena since
1993). In 1998, he became Deputy Chairman of the Criminal Section of the Court of Siena and then in 2000 Chairman of the
Criminal Section of the Court of Siena. In July 2001, he was appointed Chairman of the Monte dei Paschi di Siena Foundation.
Since April 2006, Mr. Giuseppe Mussari has been Chairman of Banca Monte dei Paschi di Siena (BMPS).

126        2008 ANNUAL REPORT

Directorships currently held
Banca Monte dei Paschi di Siena S.p.A., Chairman of the Board
Italian Bankers' Association, Director and member of the Executive Committee
Director:
•   Sansedoni SpA (Italy)
•   Rosselli Foundation
•   Cotec Foundation
•   Italy-China Foundation
Member:
•   Guidance Committee of Toscana Life Sciences Foundation
•   Promoting Committee of Symbola Foundation
•   Steering Board of ABI - ANIA

Previous directorships held during the last five years
Cassa dei Depositi e Prestiti (Bank for Deposits and Loans), Chairman of the Guidance Committee
Monte dei Paschi di Siena Foundation, Chairman
Chigiana Music Academy Foundation, Chairman
Mecenate 90 Association, Chairman
Siena Biotech, Chairman of the Ethical Monitoring Committee
ACRI, Vice-Chairman
Ravello Foundation, Director
Clear Pacts Consortium, member of the General Council

Michel PÉBEREAU,
Member of the AXA Supervisory Board
66, French nationality.
Business address
BNP Paribas - 3, rue d'Antin - 75002 Paris, France

Expertise and experience
Mr. Michel Pébereau is a graduate of the Ecole Polytechnique and the Ecole Nationale d Administration (ENA). In 1967, he started his career as auditor at the Treasury (inspecteur des finances). He then held various management positions at the direction du
Tresor and at the "Cabinets" of two Ministers (Valéry Giscard d'Estaing and René Monory). In 1982, he joined Credit Commercial de France. In 1987, he was in charge of its privatization before becoming Chairman and Chief Executive Officer from 1987 to
1993. In 1993, he became Chairman and Chief Executive Officer of BNP and after the merger with Paribas in 2000, Chairman and Chief Executive Officer of BNP Paribas. Since 2004, Mr. Michel Pébereau has been Chairman of the Board of Directors of
BNP Paribas.

Directorships currently held
BNP Paribas, Chairman of the Board of Directors
Director or member of the Supervisory Board:
•   Saint-Gobain
•  Total
•   Lafarge
•   EADS N.V. (the Netherlands)
•   Banque Marocaine pour le Commerce et I'lndustrie (BMCI) (Morocco)
•   Pargesa Holding S.A. (Switzerland)
Galeries Lafayette, Censor (non-voting member of the Board)
Académie des Sciences Morales et Politiques, member

Previous directorships held during the last five years
BNP Paribas, Chairman and Chief Executive Officer
Director or member of the Supervisory Board:
•   Dresdner Bank AG (Germany)
•   BNP Paribas UK (United Kingdom)

Dominique REINICHE,
Member of the AXA Supervisory Board
53, French nationality.
Business address
The Coca-Cola Company - Groupe Europe - 27, rue Camille Desmoulins - 92784 Issy-les-Moulineaux Cedex 9, France

Expertise and experience

Mrs. Dominique Reiniche is a graduate of the Essec. In 1978, she joined Procter & Gamble and in 1983 became Associate
Advertising Manager. In 1986, she joined Kraft Jacobs Suchard and was appointed Marketing & Strategy Manager. In 1992, she joined Coca-Cola Entreprise as a Marketing & Responsible "Compte-clé" Manager. In 1998, she was appointed Chairman and Chief
Executive Officer of Coca-Cola Entreprise and Vice-Chairman of Coca Cola Enterprises - Europe Group in 2002. From January
2003 to May 2005, she was Chairman of Coca-Cola Enterprises - Groupe Europe. Since May 2005, Mrs. Dominique Reiniche
has been Chairman Europe of The Coca-Cola Company.

Directorships currently held
The Coca-Cola Company, Chairman Europe
ING Direct, member of the Advisory Board
UNESDA (Union of European Beverages Associations), Vice-Chairman
CIAA (Confederation of the Food and Drink Industries of the EU), Member of the Executive Committee and member of the
Board

Previous directorships held during the last five years
Coca-Cola Enterprise - Groupe Europe, Chairman and Chief Executive Officer
MEDEF, member of the Executive Committee

Ezra SULEIMAN,
Member of the AXA Supervisory Board
67, American nationality.
Business address
EPS/PIIRS -Aaron Burr Hall - Princeton University - Princeton, N.J. 08544 - United States

Expertise and experience
Mr. Ezra Suleiman is a graduate of Harvard University and of Columbia University. In 1973, he started his career as a Professor at the University of California, Los Angeles. Since September 1979, Mr. Suleiman has been a Professor of Political Sciences at
Princeton University.

Directorships currently held
Political Sciences at the University of Princeton (United States), Professor
European Studies Center at the University of Princeton (United States), Manager
Director:
•   Suez Environnement
•  AXA Financial, Inc1. (United States)
•  AXA Equitable Life Insurance Company1 (United States)
•   MONY Life Insurance Company1 (United States)
•   MONY Life Insurance Company of America1 (United States)
institut Montaigne, Chairman of the Orientation Board
Member of the Editorial Committee:
•   Comparative Politics
•   La Revue des Deux Mondes
•   Politique Internationale
•   Politique Américaine
Council on Foreign Relations (New York), member
HEC International, member of Advisory Board

Previous directorships held during the last five years
Institut d'Etudes Politiques (Paris), Associate Professor

(1) AXA Group Company.

128        2008 ANNUAL REPORT

Service contracts between the AXA Group and members of the Supervisory Board
Ms. Wendy Cooper, who is the employee shareholders representative on AXA's Supervisory Board, is an employee of AXA Equitable, which is a subsidiary of AXA in the United States.

Family Relationship
To the knowledge of the Company, there are no family relationships among the members of the Supervisory Board or with members of the Management Board.

Assessment of the Supervisory Board activity
The Supervisory Board conducts an annual self-assessment with a view to reviewing its composition, organization and functioning.
The conclusions of this self-assessment are discussed annually during a meeting of the Supervisory Board.

In early 2009, a formal self-assessment of the Board and its Committees was carried out in two steps: (1) a detailed questionnaire was completed by all members of the Board, and (2) the corporate secretary of the Supervisory Board and a representative of the Group legal department then interviewed each Board member to discuss in further detail the answers provided through the questionnaire process as well as the Members' views regarding the functioning of the Supervisory Board and areas for improvement. Conclusions of this self-assessment and the main identified areas for improvement that have been discussed at the Supervisory Board meeting of February 18, 2009, are the following: the Supervisory Board acknowledged the high quality of
Corporate Governance and appreciated the genuine discussions that take place on key issues. The main areas for improvement relate to the addition of insurance skills amongst Board members, in particular after the departure of Mr. Claude Bebear, as well as stronger involvement in discussing strategic priorities for AXA.

SUPERVISORY BOARD COMMITTEES

The Supervisory Board has four Committees: (1) the Audit Committee, (2) the Finance Committee, (3) the Selection, Ethics,
Governance and Human Resources Committee, and (4) the Compensation Committee.

The role, organization and operating procedures of each Committee are set forth in the Supervisory Board's Rules of Procedure and in a dedicated charter for the Audit Committee. Each Committee issues opinions, proposals or recommendations to the Supervisory
Board on matters within the scope of its responsibilities and is empowered to undertake or commission specific studies or reviews within the scope of its responsibilities. Each Committee may invite outside participants to attend its meetings and Committee Chairmen report to the Supervisory Board on a regular basis following Committee meetings.

Committees have no decision making authority.

Audit Committee

Composition

On December 31, 2008, the Audit Committee had four members having either finance or accounting expertise, all of whom were determined by the Supervisory Board to be independent in accordance with the criteria contained in the AFEP/MEDEF Code and the Sarbanes-Oxley Act. The Committee members at December 31, 2008 were Messrs. Anthony Hamilton (Chairman),
Jean-Martin Folz, Henri Lachmann and Ezra Suleiman.

Missions and activities

The scope of the Audit Committee's responsibilities is set forth in an Audit Committee Charter which defines the Committee's principal missions, including the following:
•   Overseeing the activities and systems of internal control over events that expose the Group to significant risk;
•   Monitoring the financial reporting process, the systems of internal control over financial reporting and the accuracy and integrity of the Group's financial reporting;
•   Overseeing the qualifications and independence of the external auditors; and
•   Overseeing the performance of the Group's internal audit function.

The Audit Committee charter is reviewed on a regular basis and updates are submitted to the Supervisory Board for approval.

The Audit Committee met six times in 2008. The average attendance rate was 95.83%. Within the framework of its principal missions such as described above, the Committee focused, in particular, on the following issues:
•  2007 annual and 2008 half-year financial statements;
•  2008 Group Audit Plan;
•  internal fraud report;
•  local internal audit plans summary;
•  external Auditors fees and actions plan;
•  significant litigation and regulatory matters;
•  risk management issues;
•  the Group's annual reports (Document de Reference and Form 20-F);
•  Sarbanes Sections 404 and 302 issues;
•  self-assessment of the Committee.

The Committee's review of financial statements by the Audit Committee is accompanied by a presentation from the Company's external Auditors on the Group's consolidated financial position and results of operations which includes the auditors' views on the accounting choices adopted by management. The Committee also receives a presentation from the Group Chief Financial
Officer describing the Company's principal risks exposures and its material off-balance-sheet commitments.

The Group Chief Financial Officer, the Deputy Group Chief Financial Officer as well as the head of the Group Internal Audit
Department attend each Committee's meetings. The external Auditors of the Group, the Group Chief Accounting Officer as well as the head of the Group Legal Department attend the Committee's meetings on a regular basis.

The Committee may request external consulting expertise in connection with matters within the scope of its responsibility.

Finance Committee

Composition

As of December 31, 2008, the Finance Committee had four members, three of whom were determined by the Supervisory Board to be independent in accordance with the criteria set forth in the AFEP/MEDEF Code. At December 31, 2008, those members were: Messrs. Jacques de Chateauvieux (Chairman), Léo Apotheker, Henri Lachmann and Michel Pébereau.

Missions and activities

The Finance Committee has the following principal missions:
• to examine and issue an opinion on any plan to sell real estate or equity stakes, when their value exceeds the authorizations granted to the Management Board by the Supervisory Board;
• to examine and issue an opinion on any plan to establish sureties or grant guarantees in favour of third parties, when their value exceeds the authority delegated to the Management Board by the Supervisory Board;
• to examine and issue an opinion on the following plans presented by the Management Board:
- issuance of securities giving access, directly or indirectly, to the Company's ordinary shares,
- share repurchase programs presented to the ordinary General Meeting of shareholders,
- financial operations that might substantially change the Company's financial structure,
- acquisitions, in any form, when their value exceeds €500 million,
- strategic partnership agreements,
- proposed distributions of the Company's annual profit and the amount of the proposed dividend presented to the ordinary
General Meeting of shareholders,
- dividend payment dates and any interim dividends;
• to examine any significant financial transaction involving the Company or any affiliate as well as the asset management policy of the AXA Group and, more generally, all significant financial matters concerning the Group.
The Finance Committee met five times in 2008. The average attendance rate was 85.71% and focused, in particular, on the following issues:
•  examination of AXA's financial structure;
•  examination of the financial resolutions proposed to the AXA shareholders' General Meeting;
•  reviewing proposed payments of dividends;
•  acquisitions, restructurings and disposals;
•  review of the decisions in reaction to the financial crisis;
•  Solvency II.

130        2008 ANNUAL REPORT

Selection, Ethics, Governance and Human Resources Committee

Composition

As of December 31, 2008, the Selection, Ethics, Governance and Human Resources Committee had five members, three of whom were determined by the Supervisory Board to be independent in accordance with the criteria set forth in the AFEP/MEDEF
Code. At December 31, 2008 the Committee members were: Messrs. Jean-René Fourtou (Chairman), François Martineau, Gérard
Mestrallet, Michel Pébereau and Ezra Suleiman. The Chairman of the Supervisory Board also takes part in the Committee's works and attends its meetings on a regular basis.

Missions and activities

The Selection, Ethics, Governance and Human Resources Committee has the following principal missions:
•  to issue proposals to the Supervisory Board, for the appointment of:
- members of the Supervisory Board including its Chairman and its Vice-Chairman,
- members of the Management Board including its Chairman, and the Vice-Presidents,
- non-voting members,
- members of the Supervisory Board Committees and their Chairmen,
•  to examine appointment and succession of key Group management personnel including Management Board members and key management personnel at Group subsidiaries including members of the Executive Committee;
• to examine in detail certain Group human resources issues (Group training and development policy, international mobility...)
as well as governance matters (Supervisory Board assessment...).
The Selection, Ethics, Governance and Human Resources Committee met four times in 2008. The average attendance rate was
88.89% and the Committee focused, in particular, on the following matters:
• replacement of the Chairman and Vice-Chairman of the Supervisory Board;
• composition of the Supervisory Board and its Committees;
• independence of the members of the Supervisory Board;
• review of the candidates to be the employee-representative on the Supervisory Board;
• composition of the Executive Committee and appointment, evolution, perspectives and succession of key Group management personnel;
• adoption of the AFEP/MEDEF recommendations as corporate governance code of reference;
• AXA University: culture development.

Early in 2008, the Committee reviewed the qualifications of the Supervisory Board candidates who were proposed to and approved by AXA's shareholders at their meeting on April 22, 2008.

The Committee also examined the impact of the changes in the Supervisory Board members on the composition of its four special-purpose Committees.

Compensation Committee

Composition

As of December 31, 2008, the Compensation Committee had three members all of whom were determined to be independent by the Supervisory Board in accordance with the criteria set forth in the AFEP/MEDEF Code. At December 31, 2008 the Committee
members were: Messrs. Norbert Dentressangle (Chairman), Anthony Hamilton and Gerard Mestrallet.

Missions and activities

The Compensation Committee has the following principal missions:
• to make proposals to the Supervisory Board on (i) the compensation of the Chairman of the Supervisory Board, (ii) the
compensation of each Management Board member, (iii) the aggregate amount of directors' fees for the Supervisory Board to be proposed to the General Meeting of shareholders, and (iv) the allocation of Company stock options and performance shares to the members of the Management Board;
• to formulate an opinion on the proposals of the Management Board concerning executive compensation for key Group management personnel including allocation of Company stock options and performance shares;
• to be informed by the Management Board of compensation levels set by the boards of AXA Group subsidiaries for their principal executive officers.
The Compensation Committee met four times in 2008. The average attendance rate was 86.67% and the Committee focused, in particular on the following matters:
• compensation paid to members of the Management Board and of the Executive Committee;
• compensation policy and principles;
• stock option and performance share allocation;
• Directors' fees for Supervisory Board members;
• AFEP / MEDEF recommendations of October 2008 concerning executive compensation.

MANAGEMENT BOARD

The AXA Management Board is currently comprised of six members, each of whom serves for a 3-year term expiring on
October 11,2009.

The Management Board generally holds weekly meetings to discuss Group strategy and operations. It operates in accordance with the Company's Bylaws and the Management Board's Rules of Procedure.

While the Management Board operates as a collective decision-making body under French law, each Management Board member has been assigned responsibility for a specific area of the Company's management.

Composition of the Management Board on December 31, 2008

Name (âge)	Principal Office presently held in AXA (as of February 18, 2009)	Principal business address	First appointment / term of office
Henri de Castries (54)	Chairman of the Management Board	AXA 25, avenue Matignon 75008 Paris - France	January 19,2000/ October 11,2009
Alfred Bouckaert (62)	Member of the Management Board, Chief Executive Officer for Northern, Central and Eastern Europe business unit	AXA Belgium Boulevard du Souverain, 25 1170 Brussels - Belgium	October 11,2006/ October 11,2009
Claude Brunet (51)	Member of the Management Board, in charge of Transversal Opérations, Communication, Marketing and Human Resources	AXA 25, avenue Matignon 75008 Paris - France	February 26, 2003 / October 11,2009
Christopher Condron (61)	Member of the Management Board, Président and CEO of AXA Financial, Inc. (United States)	AXA Financial, Inc. 1290 Avenue of the Americas New York - NY 10104 United States	July4,2001 / October 11,2009
Denis Duverne (55)	Member of the Management Board, Group Chief Financial Officer	AXA 25, avenue Matignon 75008 Paris - France	February 26, 2003 / October 11,2009
François Pierson (61)	Member of the Management Board, Chairman and CEO of AXA France, responsible for Large Risks, Assistance and AXA Canada	AXA France Terrasse 1 313 Terrasses de l'Arche 92727 Nanterre Cedex - France	November 28, 2001 / October 11,2009

Members of the Management Board devote substantially all of their professional time to management of the Group and do not hold outside directorships or engage in professional activities outside the AXA Group that would interfere with or impede in any material way their availability to focus on the Group and its business.

Expertise and experience of the Management Board members

Henri de CASTRIES,
Chairman of the AXA Management Board
54, French nationality.

Mr. Henri de Castries is a graduate of the Ecole des Hautes Etudes Commerciales (HEC) and obtained a law degree before completing preparatory studies for the Ecole Nationale d Administration (ENA). After graduating from ENA, Mr. de Castries began his career with the French Finance Ministry Inspection Office. Mr. de Castries joined AXA's corporate finance department on
September 1, 1989. He was appointed Corporate Secretary in 1991 and Senior Executive Vice-President for the Group's asset management, financial and real-estate businesses in 1993. In 1997, Mr. de Castries was appointed Chairman of The Equitable
Companies Incorporated (now AXA Financial Inc). Mr. de Castries has been Chairman of the AXA Management Board since
May 2000.

Positions currently held in the AXA Group
Chairman of the Management Board: AXA
Chairman of the Board of Directors:
•  AXA Assurances IARD Mutuelle
•  AXA Assurances Vie Mutuelle
•  AXA Financial, Inc. (United States)

132        2008 ANNUAL REPORT

Director:
•  AXA France IARD
•  AXA France Vie
•  AXA Belgium SA (Belgium)
•  AXA Holdings Belgium (Belgium)
•  AXA UK PLC (United Kingdom)
•  AllianceBernstein Corporation (United States)
•  AXA Equitable Life Insurance Company (United States)
•  AXA America Holdings, Inc. (United States)
•   MONY Life Insurance Company (United States)
•   MONY Life Insurance Company of America (United States)

Previous directorships held during the last five years
Chairman of the Board of Directors:
•  AXA Courtage Assurance Mutuelle
Vice-Chairman of the Board of Directors:
•  FIN AXA
Director or member of the Supervisory Board:
•  AXA Konzern AG (Germany)

Alfred BOUCKAERT,
Member of the AXA Management Board
62, Belgian nationality.

In 1968, Mr. Alfred Bouckaert started working as a stockbroker with JM Finn & Co in London. In 1972, he joined the Chase
Manhattan Bank where he held various commercial and credit posts before becoming Chase's Manager of Commercial Banking for Belgium. In 1984, he was appointed General Manager of Chase in Copenhagen (Denmark) and General Manager and Country
Manager of Chase in Belgium in 1986. In 1989, when Chase Manhattan Bank's Belgian operations were sold to Crédit Lyonnais
France, Mr. Bouckaert was in charge of merging Chase's and Crédit Lyonnais's Belgian Operations. In 1994, he was asked by
Crédit Lyonnais to head the bank's European Operations. In 1999, he became Managing Director of AXA Royale Belge and AXA also appointed him Country Manager for the Benelux (Belgium, The Netherlands, Luxembourg). In 2005, Mr. Bouckaert became
General Manager of the Group's Northern European Region (Belgium, The Netherlands, Luxembourg, Germany, Switzerland).
Since October 2006, Mr. Bouckaert has been a member of the AXA Management Board, in charge of operations in the Northern,
Central & Eastern Europe Region (Belgium, The Netherlands, Luxembourg, Germany, Switzerland, Poland (Life insurance), Czech
Republic, Solvak Republic, Hungary, Ukraine and Russia). Since April 2007, he has been Chairman of the Board of Directors of
AXA Belgium SA (Belgium) and since December 2007, he has been permanent representative of AXA to the Supervisory Board of AXA Ukraine and AXA Insurance (Ukraine). Since September 2008, he has been a director of RESO (Russia).

Positions currently held in the AXA Group
Member of the Management Board: AXA
Managing Director:
•  AXA Holdings Belgium (Belgium)
Chairman of the Board of Directors:
•  AXA Belgium SA (Belgium)
•  AXA Participations Belgium (Belgium)
•  AXA Bank Europe SA (Belgium)
•  AXA Luxembourg (Luxembourg)
•  AXA Assurances Luxembourg SA (Luxembourg)
•  AXA Assurances Vie Luxembourg (Luxembourg)
•  AXA Konzern AG (Germany)
•  AXA Service AG (Germany)
•  AXA ART Versicherung AG (Germany)
•  AXA Versicherung AG (Switzerland)
•  AXA Leben (Switzerland)
•  AXA Lebensversicherung AG (Germany)
•  AXA Versicherung AG (Germany)
Director of member of the Supervisory Board:
•   L'Ardenne Prévoyante (Belgium)
•   Contere (Luxembourg)
•  AXA Insurance SA (Greece)
•   RESO (Russia)

Permanent representative of AXA to the Supervisory Board of AXA Ukraine (Ukraine) (formerly Ukrainian Insurance Alliance) and
AXA Insurance (Ukraine) (formerly Insurance Company Vesko)

Positions currently held outside the AXA Group
Consuco (Belgium), patrimonial family company
De Waere (Belgium), patrimonial family company

Previous directorships held during the last five years
Managing Director: AXA Belgium SA (Belgium)
Chairman of the Board of Directors:
•  Winterthur-Europe Assurances (Belgium)
•   L'Ardenne Prévoyante (Belgium)
•  Viaxis (Belgium)
Chairman Managing Director:
•   Royale Belge Investissements (Belgium)
Director.
•   Servis (Belgium)
•   Servis-Life (Belgium)
•  AXA Nederland BV (The Netherlands)
•  AXA Verzekeringen (The Netherlands)
•  AXA Bank AG (Germany)

Claude BRUNET,
Member of the AXA Management Board
51, French nationality.

Mr. Claude Brunet is a graduate of the Ecole Supérieure des Travaux Publics (ESTP). In 1991, he became Corporate Sales Division
Head of Ford Switzerland and in 1992, Corporate Sales Division Head of Ford France. In 1993, he was appointed Chairman and
Chief Executive Officer of Ford Belgium and in 1996 he became Chairman and Chief Executive Officer of Ford France. In 2001, he
joined the AXA Group as a member of the Executive Committee. Since February 2003, Mr. Claude Brunet has been a member of the AXA Management Board, in charge of Transversal Operations, Communication, Marketing and Human Resources.

Positions currently held in the AXA Group
Member of the Management Board: AXA
Chairman: AXA Technology Services (SAS)
Chairman of the Management Board: GIE AXA Université
Director:
•  AXA Group Solutions SA
•   GIE AXA Group Solutions
•  AXA Mediterranean Holding, S.A. (Spain)
•  AXA Aurora Vida S.A. de Seguros y Reaseguros (Spain)
•  AXA Vida, S.A. de Seguros y Reaseguros (Spain)
•  AXA Seguros Générales, S.A. de Seguros y Reaseguros (Spain)
•  AXA Winterthur Salud S.A. de Seguros (Spain)
•  AXA Business Services (India)
•  AXA Japan Holding Co., Ltd (Japan)
Permanent representative of AXA to the board of AXA Cessions

Previous directorships held during the last five years
Director or member of the Supervisory Board:
•  AXA RE
•  AXA Konzern AG (Germany)
•  AXA Aurora S.A. (Spain)
•  AXA Aurora Ibérica S.A. de Seguros y Reaseguros (Spain)

134        2008 ANNUAL REPORT

Christopher CONDRON,
Member of the AXA Management Board
61, American nationality.

Mr. Christopher Condron has a bachelor's degree in Business Management from the University of Scranton. In 1989, he became head of the Private Client Group of The Boston Company, now Mellon Private Asset Management. In 1993, he
was appointed Executive Vice-President of Mellon and, in 1994, became Vice-Chairman of Mellon. In 1999, Mr. Condron became President & Chief Operating Officer of Mellon Financial Corporation. Since May 2001, Mr. Christopher Condron has
been President and CEO of AXA Financial, Inc. and Chairman of the Board, President (since May 2002) and Chief Executive
Officer of AXA Equitable Life Insurance Company. Mr. Condron has been a member of the AXA Management Board since
July 2001.

Positions currently held in the AXA Group
Member of the Management Board: AXA
Director, President and Chief Executive Officer:
•  AXA Financial, Inc. (United States)
Director, Chairman of the Board, President and Chief Executive Officer:
•  AXA Equitable Life Insurance Company (United States)
•  AXA Equitable Life Financial Services, LLC (United States)
•   MONY Life Insurance Company (United States)
•   MONY Life Insurance Company of America (United States)
•   MONY Financial Services, Inc. (United States)
•  AXA Life and Annuity Company (United States)
•  AXA Distribution Holding Corporation (United States)
Director and President: AXA America Holdings, Inc. (United States)
Director, Chairman and President: ACMC, Inc. (United States)
Director:
•  AllianceBernstein Corporation (United States)
•  AXA Art Insurance Corporation (United States)
•  American Council of Life Insurers (ACLI) (United States)
Director, Chairman and Member: Financial Services Roundtable (United States)

Positions currently held outside the AXA Group
•   Central Supply Corp (United States), Director
•   KBW, Inc. (United States), Director
•  The American Ireland Fund (United States), Director and Treasurer
•   University of Scranton, Trustee

Previous directorships held during the last five years
•   MONY Holdings, LLC (United States), Chairman of the Board, "President" and Chief Executive Officer
Director and Chairman:
•   U.S. Financial Life Insurance Company (United States)
•   Financial Marketing, Inc. (United States)

Denis DUVERNE,
Member of the AXA Management Board
55, French nationality.

Mr. Denis Duverne is a graduate of the Ecole des Hautes Etudes Commerciales (HEC). After graduating from the Ecole Nationale
d'Administration (ENA), he started his career in 1984 as commercial counselor for the French Consulate General in New York before becoming Director of the Corporate Taxes Department for the French Ministry of Finance in 1986. In 1988, he became
Deputy Assistant Secretary for Tax Policy for the French Ministry of Finance and, in 1991, he was appointed Corporate Secretary of Compagnie Financière IBI. In 1992, he became a member of the Executive Committee of Banque Colbert, in charge of operations. In 1995, Mr. Denis Duverne joined the AXA Group and assumed responsibility for supervision of AXA's operations in the US and the UK and managed the reorganization of AXA companies in Belgium and the United Kingdom. Since February
2003, Mr. Denis Duverne has been a member of the AXA Management Board, in charge of Finance, Control and Strategy.

Positions currently held in the AXA Group
Member of the Management Board: AXA
Chairman and Chief Executive Officer:
•  AXA America Holdings, Inc. (United States)
Director:
•  AXA France IARD
•  AXA France Vie
•  AXA Belgium SA (Belgium)
•  AXA Holdings Belgium (Belgium)
•  AXA Assicurazioni S.p.A. (Italy)
•  AXA Italia S.p.A. (Italy)
•  AXA MPS Assicurazioni Vita S.p.A. (Italy)
•  AXA MPS Assicurazioni Danni S.p.A. (Italy)
•  AXA UK PLC (United Kingdom)
•  AXA Financial, Inc. (United States)
•  AXA Equitable Life Insurance Company (United States)
•  AllianceBernstein Corporation (United States)
•   MONY Life Insurance Company (United States)
•   MONY Life Insurance Company of America (United States)

Previous directorships held during the last five years
Director.
•  AXA France Assurance
•  AXA France Collectives

François PIERSON,
Member of the AXA Management Board
61, French nationality.

After studies of Sciences and Management at the University Paris Dauphine, Mr. François Pierson joined AGP in 1974 and became
Sales Director. In 1990, he became General Manager of the South-East Region of AXA Assurances in France and Director of
Distribution. In 1995, he was appointed Deputy Chief Executive of AXA Assurances and, in 1997, he became Chief Executive
Officer of UAP Vie and of Alpha Assurances. In 1999, he became Chief Executive Officer of AXA Assurances. Since November
2001, Mr. François Pierson has been a member of the AXA Management Board as well as Chief Executive Officer of AXA France and responsible of the Group's Large Risks activities, AXA Assistance and AXA Canada.

Positions currently held in the AXA Group
Member of the Management Board: AXA
Chairman and Chief Executive Officer:
•  AXA France IARD
•  AXA France Vie
Chairman: AXA France Assurance (SAS)
Chairman of the Board of Directors: AXA Corporate Solutions Assurance
Vice-Chairman of the Board of Directors: AXA Canada Inc. (Canada)
Director:
•  AXA Assurances IARD Mutuelle
•  AXA Assurances Vie Mutuelle
•  AXA Assurances Inc. (Canada)
•  AXA Insurance (Canada)
•  AXA General Insurance (Canada)
•  AXA Pacific Insurance Company (Canada)
•  AXA Assurances agricoles Inc. (Canada)
•  AXA Holding Maroc (Morocco)
•  AXA Assurance Maroc (Morocco)

Positions currently held outside the AXA Group
Chairman of the Board of Directors: Euromed
Permanent representative of AXA France IARD to the board of UCAR

136        2008 ANNUAL REPORT

Previous directorships held during the last five years

Chief Executive Officer-non Director:
•  AXA Assurances IARD Mutuelle
•  AXA Assurances Vie Mutuelle
•  AXA Courtage Assurance Mutuelle
Director:
AXA Japan Holdings Ltd (Japan)

Service contracts between the AXA Group and members of the Management Board
The French members of the AXA Management Board (Messrs. Henri de Castries, Claude Brunet, Denis Duverne and François
Pierson) are employed by AXA under employment contracts.

Mr. Christopher Condron and Mr. Alfred Bouckaert, also members of the Management Board, have employment contracts, respectively, with AXA Equitable in the United States and AXA Holdings Belgium. For a description of termination provisions of those contracts, please refer to Section 3.2 below.

Family Relationship
To the knowledge of the Company, there are no family relationships among the members of the Management Board or with members of the Supervisory Board.

Other information on members of the Management Board and of the Supervisory Board

Conflicts of interests
The members of the Management Board do not hold any directorships or other positions with companies outside the AXA Group, except for a limited number of outside directorships which do not interfere with or impede in any material way their availability to focus on the Group and its business. Certain members of the Supervisory Board, however, are executive officers and/or directors of companies that may have dealings from time to time with the AXA Group including extensions of credit, purchases of securities (for their own account or for third parties), underwriting of securities and/or furnishing of other types of services or goods. These dealings are generally fully negotiated and performed on arm's length terms and conditions. Consequently, AXA does not believe these dealings give rise to any conflicts of interests between (i) the duties to AXA of the Supervisory Board and
Management Board members and (ii) the private interests and/or other duties of these individuals.

To the best of the Company's knowledge, there are no arrangements or understandings that have been entered into with major shareholders, customers, suppliers or others pursuant to which a member of the Management Board or the Supervisory Board was selected, except for Mr. Giuseppe Mussari who was proposed for election to the AXA's Supervisory Board consistent with the terms of a bancassurance partnership agreement entered into in March 2007 between AXA and Banca Monte dei Paschi di Siena (BMPS), an Italian bank. This agreement, among other matters, provides that the AXA shareholders shall appoint a representative of BMPS on AXA's Supervisory Board. Mr. Giuseppe Mussari was nominated for election consistent with the terms of this agreement and was elected to the AXA's Supervisory Board at the Company's General Shareholders' Meeting on
May 14, 2007.

Absence of any conviction in relation to fraudulent offences, any official public incrimination and/or sanctions, or any responsibility in a bankruptcy for the last 5 years
To the best of the Company's knowledge based on information reported to it, none of the members of its Management Board or
Supervisory Board has been, during the last 5 years (i) subject to any conviction in relation to fraudulent offences or to any official public incrimination and/or sanction by statutory or regulatory authorities, (ii) disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer, or (iii) associated as a member of the administrative, management or supervisory bodies with any company that has declared bankruptcy or been put into receivership or liquidation, provided, however, that AXA has from time to time sold, discontinued and/or restructured certain business operations and voluntarily liquidated affiliated companies in connection with these or similar transactions and certain members of AXA's Management Board and/or Supervisory Board may have been associated with other companies that have undertaken similar solvent liquidations.

EXECUTIVE COMMUTEE

The Executive Committee's principal mission is to review AXA Group's strategy.

AXA has an Executive Committee which is an internal management committee composed of members of AXA's Management Board and other key senior executives from across the Group selected on the basis of their role in the organization (central or local). The seven principal business units of the Group represented on the Executive Committee are: Mediterranean and Latin American region;
Northern, Central and Eastern Europe region; United States; Asia-Pacific region and Japan; United Kingdom and Ireland; AXA Investment
Managers; France / Canada / AXA Corporate Solutions Assurance / AXA Assistance.

The Executive Committee conducts quarterly business reviews (QBRs), during which the performance of the AXA Group is reviewed. These reviews were introduced in 2000 to provide a clear and consistent framework for:
• reviewing operational performance and monitoring the progress of key projects using quantifiable standards of measurement defined in collaboration with the Management Board;
• assessing the status of Group transversal projects; and
• exchanging ideas and information on key Group strategic orientations.

As an internal management committee, the Executive Committee has no formal decision making authority. The Executive
Committee is a sharing and communication body as well as a sounding board for the Management Board. Its members use their collective knowledge to discuss and orient global business issues, as well as to provide peer review opportunities within the Executive Committee itself. In particular, they provide views to the Management Board on key business issues. As a team, they also contribute to shape and disseminate AXA's management culture.

As of February 18, 2009, the Executive Committee was comprised of the following eighteen members, including nine non-French nationals:

Jean-Raymond Abat	Chief Executive Officer of the Mediterranean and Latin America region business unit
Alfred Bouckaert	Member of the Management Board, Chief Executive Officer for the Northern, Central and Eastern Europe business unit
Claude Brunet	Member of the Management Board, in charge of Transversal Operations, Communication, Marketing and Human Resources
Dominique Carrel-Billiard	Chief Executive Officer of AXA Investment Managers
Henri de Castries	Chairman of the Management Board
Christopher Condron	Member of the Management Board, President and Chief Executive Officer of AXA Financial, Inc. (United States)
John R. Dacey	Chief Executive Officer for the Japan, Asia-Pacific business unit
Denis Duverne	Member of the Management Board, Group Chief Financial Officer
Philippe Egger	Chief Executive Officer of Insurance activities in Switzerland
Gérald Harlin	Deputy Chief Financial Officer, Executive Vice-President Finance and Control
Frank Keuper	Chief Executive Officer of AXA Konzern AG (Germany)
Gerald Lieberman	President and Chief Operating Officer of AllianceBernstein (United States)
Nicolas Moreau	Chief Executive Officer of AXA UK-Ireland and Chairman of the Board of Directors of AXA Investment Managers
Mark Pearson	Chief Executive Officer of AXA Life Japan and AXA Japan Holdings (Japan)
Andrew Penn	Chief Executive Officer of AXA Asia-Pacific Holdings (Australia)
François Pierson	Member of the Management Board, Chairman and Chief Executive Officer of AXA France, responsible for Large Risks, Assistance and AXA Canada
Eugène Teysen	Chief Executive Officer of Insurance and Bank activities in Belgium
Véronique Weill	Group Executive Vice-President IT & Operational Excellence

SUBSIDIARIES

AXAs principal subsidiaries, whether publicly traded or not, are generally governed by:
• a board of directors whose membership includes independent or non-executive directors; and
• various board committees including a compensation committee and an audit committee, whose membership includes independent or non-executive directors.

Over the past years, AXA initiated a process designed to harmonize corporate governance standards throughout the Group. This effort is focused, among other matters, on standardizing, to the extent practicable, principles relating to a number of corporate

138        2008 ANNUAL REPORT

governance matters including board composition and size, directors' independence criteria, Board Committees' and their roles, and directors' fees.

The Group Governance Standards require the Boards of AXA's principal subsidiaries to establish an Audit Committee and a
Compensation Committee in addition to any other Board committees that they consider necessary or appropriate for their specific businesses. The role, duties, and composition of these Committees (including the requirements for participation of independent directors) are specified in a detailed Audit Committee Standard and Compensation Committee Standard. The Audit Committee
Standard requires the Company's Audit Committee to be composed entirely of independent directors and the Audit Committee's of Group subsidiaries to have a significant component of independent directors in order to ensure that this Committee is strongly independent towards the management given its critical role in reviewing financial results and other financial information prepared by management, financial reporting and control processes, critical accounting policies, particular accounting issues, key risks and systems of internal control, fraud and similar issues. In addition, the Group's Compensation Committee Standard requires that the Compensation Committee have a minimum of one independent director to ensure a level of independent review and judgment on all senior executive compensation matters.

EMPLOYEES

The table below sets forth the number of salaried employees of the AXA Group over the past three years broken down by line of business and geographic region:

SALARIED EMPLOYEES

(FULLTIME EQUIVALENT)	At December 31, 2006	At December 31, 2007	At January 1, 2008 (a)	At December 31, 2008
Insurance	84,503	87,083	92,534	92,939
- France(b)	15,310	15,580	15,580	15,694
- United States	6,090	6,011	6,011	5,538
- Japan	3,307	3,441	3,441	3,553
- United Kingdom (d)	14,884	15,425	16,248	16,652
- Germany	10,825	10,625	10,625	10,197
- Switzerland	5,751	5,237	4,047	4,075
- Belgium (including AXA Bank Europe)(c)	5,981	5,762	5,762	5,541
- Mediterranean and Latin American Region	7,205	7,544	13,157	13,066
-Other countries	9,121	10,580	10,785	10,848
Of which Australia/New Zealand	2,530	3,029	3,218	3,028
Of which Hong Kong	1,598	1,376	1,376	1,611
Of which Canada	2,182	2,207	2,207	2,214
Of which the Netherlands	1,022	-	-	-
Of which Luxembourg	170	181	181	195
Of which Singapore	347	423	439	462
Of which Indonesia	362	305	305	336
Of which South Korea	-	1,464	1,464	1,484
Of which Malaysia	-	338	338	361
Of which Central and Eastern Europe	910	1,257	1,257	1,157
- International Insurance	6,029	6,878	6,878	7,775
AXA Corporate Solutions Assurance	1,171	1,198	1,198	1,232
AXA Cessions	122	130	130	140
AXA Assistance	4,239	5,084	5,084	5,986
Other international activities	497	466	466	417
Asset management	7,586	8,523	8,523	8,015
- AllianceBernstein	4,932	5,604	5,604	5,016
-AXA Investment Managers	2,654	2,919	2,919	2,999
Banking (excluding AXA Bank Europe)(c)	625	675	675	635
- France	547	596	596	556
- Switzerland	-	-	-	23
- Germany	78	79	79	56
Services Group	646	681	538	566
AXA Technology, AXA Consulting, AXA Group Solutions, AXA Business Services and e-business	2,649	6,572	6,715	7,149
TOTAL	96,009	103,534	108,985	109,304
Employees of non-consolidated companies or companies accounted for using the equity method are not included in the above table. Employees of companies proportionally consolidated are included, pro-rata, in accordance with the percentage of consolidation.
(a) The employees at January 1, 2008 are restated to be on the same structural basis as December 31, 2008. The main restatements are:
• Transfer of the salaried employees of AXA Group Solutions, included in Services Group in 2007 and independently consolidated in 2008 (143 salaried employees).
• Acquisition of SINOPRO Securities Investment Consulting Enterprise in Singapore (+16 salaried employees).
• Acquisition of SBJ Group in the United Kingdom (+823 salaried employees).
• Acquisition of Genesys in Australia (+189 salaried employees).
• In the Mediterranean and Latin American Region: acquisition of Seguros ING (+4,927 salaried employees), consolidation of the Gulf Region (+628 salaried employees) and a new distribution network, Direct Italy (+58 salaried employees).
• In Switzerland: change to an independent sales organization for exclusive agents (-1,326 salaried employees), and change of methodology for apprentices
(+136 salaried employees).
(b) A portion of the employees of AXA' s French affiliates are included in GlEs. In addition, the employees included in insurance and financial services activities in France are included in the "cadre de convention" of 4 not consolidated "mutuelles".
(c)  Employees of AXA Belgium provide services in common for both the insurance activities and the bank activities. Consequently, split is not available.
(d) Including Ireland.

140        2008 ANNUAL REPORT

3.2 FULL DISCLOSURE ON EXECUTIVE COMPENSATION AND SHARE OWNERSHIP

EXECUTIVE COMPENSATION AND SUPERVISORY BOARD MEMBERS FEES

Compensation of the Management Board and the Executive Committee members

The general principles of AXA's executive compensation policy are regularly presented to the Compensation Committee of the
AXA Supervisory Board. This policy applies to all executive officers of the Group and is adapted to local regulations under the supervision of the Boards of Directors and compensation committees of the Company's subsidiaries. The effective application of these principles is regularly reviewed by the Compensation Committee of AXA.

The executive compensation policy is designed to:
•   attract, retain and motivate the best talents,
•   drive superior performance,
•   align compensation levels with business performance.

It follows 3 guiding principles:
•   compensation competitiveness on international markets,
•   internal equity, based on individual and collective performance,
•   financial ability to pay.

Executive compensation is therefore structured so as to foster and reward performance:
•   both at individual level and collective level (local business entity and AXA Group),
•   both with a short-term, medium-term and long-term focus.

Individual Competencies	Individual Performance	Entity Performance	AXA Group Performance	AXA Share Performance
Stock options
Performance Units/Shares
Annual Incentive
Fixed Salary
					Present	Short-term 1 year	Medium-term 2-4 years	Long-term 4-10 years	Future

Executive cash compensation includes a fixed and a variable component. The fixed component is targeted to fall within the lower quartile of the market. The variable component is tied, with different weightings according to the level of responsibility, to
AXA's global performance, local entity performance, and the attainment of the executive's individual objectives. The variable portion is designed to represent the principal component of the executive's annual global compensation such that, in the case of successful attainment of the objectives, the compensation levels of AXA executives will be in the top two quartiles of the going market rate.

The compensation of Management Board members is approved by the Supervisory Board, based on the Compensation
Committee's recommendation.

The fixed annual compensation of the Chairman of the Management Board (€500,000), which had not changed since he was appointed in May 2000, was adjusted to €600,000 effective January 1, 2008.

The variable component of his pay is determined on the basis of a predefined target amount (€2,700,000 in 2008) and includes two components:
•   Group performance, as measured by underlying earnings per share, P&C revenues, new business value in Life & Savings and customer scope index,
•   Individual performance, which is evaluated by the Compensation Committee on the basis of specific strategic objectives set at the beginning of the year.

The proportion linked to the Group results accounts for 60% and the proportion linked to the individual performance for 40% of the variable remuneration.

The variable compensation amounts awarded to the Chairman of the Management Board since he was appointed demonstrate the stretched targets and the genuine variability of this pay component:

	Actual	Target	% Target
Variable remuneration for the year 2000 paid in 2001	€1,381,373	€1,750,000	79%
Variable remuneration for the year 2001 paid in 2002	€719,967	€1,750,000	41%
Variable remuneration for the year 2002 paid in 2003	€1,419,277	€2,000,000	71%
Variable remuneration for the year 2003 paid in 2004	€1,824,728	€2,000,000	91%
Variable remuneration for the year 2004 paid in 2005	€2,304,277	€2,000,000	115%
Variable remuneration for the year 2005 paid in 2006	€2,671,626	€2,000,000	134%
Variable remuneration for the year 2006 paid in 2007	€3,045,987	€2,500,000	122%
Variable remuneration for the year 2007 paid in 2008	€2,644,366	€2,500,000	106%
Variable remuneration for the year 2008 paid in 2009	€1,846,304	€2,700,000	68%
"% Target" corresponds to the achievement of performance objectives related to the year.

For other members of the Management Board, the variable remuneration is also determined on the basis of an individually predefined target amount and includes three factors:
•   Group performance, as measured by the underlying earnings per share, P&C revenues, new business value in Life & Savings and customer scope index,
•   Performance of the business unit or functional area of responsibility, measured against objectives set at the beginning of the year,
•  Their individual performance, evaluated on the basis of predetermined strategic objectives.

For Management Board members who have an operational role (A. Bouckaert, C. Condron and F. Pierson), the proportion of their variable remuneration linked to the Group results accounts for 30%, the proportion linked to their operational entity results for 40% and the proportion linked to their individual performance for 30%.

For Management Board members who have a functional responsibility (C. Brunet and D. Duverne), the proportion of their variable remuneration linked to the AXA Group results accounts for 40%, the proportion linked to the performance of their functional area of responsibility for 30% and the proportion linked to their individual performance for 30%.

The performance of operational entities is determined on the basis of a grid made of the following performance indicators:
•   underlying earnings,
•  technical operating cash flow (Life net inflow),
•   P&C revenues,
•   Life New Business Value,
•  combined ratio,
•  expenses, and
•  customer scope index.

142        2008 ANNUAL REPORT

For each performance indicator that measures both the Group and the operational entities' performance, targets, floors and caps are defined at the beginning of the year:
•  a target, aligned with the strategic plan, the attainment of which will deliver 100% of the variable component linked to the indicator,
•   a floor, below which no variable component linked to the indicator will be paid,
•   a cap, from which the variable component linked to the indicator is capped at 150%.
The individual performance is assessed both on the achievement of results for each predetermined strategic objective (the "what"), and on the demonstrated leadership behaviors (the "how").
The assessment of the leadership behaviors is based on the dimensions of the AXA leadership model:
•   catalyze high performance - Change and Team leadership,
•   build to grow - Strategic vision and Building capability,
•   focus on customers,
•   share to succeed,
•   lead through actions - Results orientation and Living through AXA values.

The variable remuneration paid to other Management Board members has been:

		Variable remuneration for the year 2007				Variable remuneration for the year 2008
		Country	Actual	Target	% Target	Actual	Target	% Target
Alfred Bouckaert	CEO North, Central & Eastern Europe Business Unit	Belgium	€980,000	€900,000	109%	€750,000	€1,000,000	75%
Claude Brunet	Chief Operating Officer	France	€918,473	€900,000	102%	€793,789	€940,000	84%
Christopher Condron	President & CEO AXA Financial Inc.	USA	€4,566,372	€4,500,000	101%	-	€4,750,000	-
Denis Duverne	Group Chief Financial Officer	France	€1,400,415	€1,250,000	112%	€1,052,337	€1,350,000	78%
François Pierson	Chairman & CEO AXA France	France	€1,180,000	€1,150,000	103%	€988,174	€1,200,000	82%
"% Target" corresponds to the achievement of performance objectives related to the year.

Variable compensation for AXA's Management Board members (including its Chairman) with respect to 2008 was, in the aggregate, down by 47% as compared to 2007.

In considering variable compensation for 2008 the Compensation Committee and Supervisory Board took into account, in particular, the following three measures that were included among the 2008 objectives of all Management Board members (i) the
Group's 2008 underlying earnings (€4,044 million down 17% from 2007) which were resilient in a very challenging environment,
(ii) growth in the Group's P&C revenues (+3%), and (iii) the decline in new business value (NBV) of life & savings business written during 2008 (-43% from 2007). In addition, they considered the decline in the Group's 2008 net income and the lower proposed dividend payout for 2008. The 2008 variable compensation for (i) Alfred Bouckaert and François Pierson reflects, in particular, the operational results of the Group companies in their respective zones of responsibility, (ii) Christopher Condron, whose variable compensation was reduced to zero, reflects the significant losses incurred by the Group's United States life insurance subsidiaries on secondary guarantees offered on Accumulator variable annuity contracts, (iii) Claude Brunet takes into account, notably, the successful launch of the AXA trademark repositioning, (iv) Denis Duverne takes into account, notably, the decline in the Group's
2008 adjusted earnings and net income compensated, in part, by strong risk management and effective hedging strategies, and
(v) Henri de Castries reflects all of the foregoing elements as well as the manner in which he managed the Group through the severe market turbulence and financial crisis of 2008.

The 47% aggregate decrease in variable compensation for AXA's Management Board in 2008 is the largest year-on-year percentage reduction since the establishment of AXAs Management Board in 1997 and puts the aggregate 2008 variable compensation for
AXAs Management Board at levels more than 35% below the aggregate variable compensation paid to the current members of AXAs Management Board for 2003 (when the Group's underlying earnings (€2.0 billion) were at a level of less than half the
Group's 2008 underlying earnings and the dividend was at a comparable level to that of 2008).

For the other members of the Executive Committee, the variable component of pay is also determined based on a predefined individual target amount and depends on Group performance, the performance of their business unit or area of responsibility and their individual performance.

For Executive Committee members who have an operational responsibility, the proportion of their variable remuneration linked to the Group results accounts for 20%, the proportion linked to their operational entity's results for 40% and the proportion linked to their individual performance for 40%.

For Executive Committee members who have a functional responsibility, the proportion of their variable remuneration linked to the Group results accounts for 30%, the proportion linked to the results of their area of responsibility for 30% and the proportion linked to their individual performance for 40%.

On December 18, 2008, the Supervisory Board decided that the total value of stock options and Performance Shares granted each year from and after 2009 to each Management Board member shall not exceed 150% of their target total cash remuneration
(fixed + target variable remuneration).

All the tables included in this section comply with the recommendations from AMF, MEDEF and AFEP on executive directors'
compensation and on stock options and performance shares.

All the amounts presented in this Section 3.2 are gross amounts.

For the sake of transparency and to continue with the practice developed for several years, the compensation data for each member of the AXA Executive Committee are also reported under the same format.

In the tables below, remunerations which are not paid in Euro have been converted on the basis of yearly average exchange rate for 2008 as follows: EUR/USD 1.470623; EUR/GBP 0.796994; EUR/AUD 1.743740; EUR/CHF 1.586637; EUR/JPY 152.392563;
EUR/HKD 11.454885.

Substantial differences in the tax systems to which AXA's executive officers are subject make meaningful comparisons of the compensation and benefits they earn difficult. For information, the relevant marginal tax rates are as follows: Australia: 46.50%;
Belgium: 53%; France: 51% (including an additional 11% for social taxes); Germany: 51.52%; Hong-Kong: 17%; Japan: 50%; Spain:
43%; Switzerland (Zurich): 41.40%; the United Kingdom: 40% and the United States (New York): 43.27%.

Summary of remuneration, options and performance shares/units granted to Management Board members

	Year 2007
(Gross amounts in Euro)		Country	Remuneration due in respect of the year	Value of options granted during the year	Value of performance shares granted during the year	Value of performance units granted during the year	TOTAL
Members of the Management Board
Henri de Castries	Chairman of the Management Board	France	3,291,356	-	-	-	3,291,356
Alfred Bouckaert	CEO North, Central & Eastern Europe Business Unit	Belgium	1,760,591	1,276,667	-	548,000	3,585,258
Claude Brunet	Chief Operating Officer	France	1,325,136	1,072,400	460,320	-	2,857,856
Christopher Condron	President & CEO AXA Financial Inc.	USA	4,093,814	2,795,198	-	1,199,819	8,088,830
Denis Duverne	Group Chief Financial Officer	France	1,870,089	2,042,667	876,800	-	4,789,556
François Pierson	Chairman & CEO AXA France	France	1,593,866	1,532,000	657,600	-	3,783,466
TOTAL			13,934,852	8,718,931	1,994,720	1,747,819	26,396,322
At each date of grant, the fair value of stock options and performance shares/units is determined based on IFRS norms. This is an historical value at the date of grant, calculated for accounting purposes as described in the Note 25.3.1 of the 2008 Consolidated Financial Statements included in Part V of the Annual Report. This value does not represent a current market value or other current valuation of these options and performance shares or the actual proceeds if and when the options are exercised or the performance shares are acquired.
On May 10, 2007, the fair value of one option was €6.63 for options without performance condition and €5.89 for options with performance condition, and the fair value of one performance share/unit was €27.40.
On April 1, 2008, the fair value of one option was €3.39 for options without performance condition and €2.89 for options with performance condtion, and the fair value of one performance share/unit was €16.98.

144        2008 ANNUAL REPORT

Year 2008
Remuneration due in respect of the year	Value of options granted during the year	Value of performance shares granted during the year	Value of performance units granted during the year	TOTAL

2,537,980	1,257,100	1,426,320	-	5,221,400
1,859,002	733,308	-	832,020	3,424,330
1,169,208	754,260	855,792	-	2,779,260
962,549	1,579,527	—	1,792,137	4,334,213
1,573,277	1,005,680	1,141,056	-	3,720,013
1,447,766	900,922	1,022,196	-	3,370,884
9,549,782	6,230,797	4,445,364	2,624,157	22,850,100

Summary of remuneration, options and performance shares/units granted to Executive Committee members

Year 2007
(Gross amounts in Euro)		Country	Remuneration due in respect of the year	Value of options granted during the year	Value of performance shares granted during the year	Value of performance units granted during the year	TOTAL
Members of the Executive Committee
Jean-Raymond Abat	CEO Mediterranean and Latin America Region	Spain	999,714	663,867		284,960	1,948,541
Dominique Carrel- Billiard (1) (2)	CEO AXA Investment Managers	France	1,003,600	128,624	118,916	400,000	1,651,140
John Dacey	CEO Japan- Asia-Pacific Region	France	1,468,675	335,125	191,800	—	1,995,600
Philippe Egger	CEO Switzerland	Switzerland	668,398	239,375	-	137,000	1,044,773
Gérald Harlin (3)	Deputy Chief Financial Officer Executive VP Finance & Control	France	827,097	359,063	205,500	-	1,391,660
Frank Keuper	CEO Germany	Germany	1,207,885	335,125	-	191,800	1,734,810
Gerald Liebeman	COO AllianceBernstein	USA	8,627,720	-	-	-	8,627,720
Nicolas Moreau	CEO UK-Ireland	UK	1,701,291	766,000	-	328,800	2,796,091
Mark Pearson (4)	CEO Japan	Japan	793,003	54,897	-	-	847,900
Andrew Penn	CEO Asia Pacific Holdings	Australia	1,214,643	63,833	-	-	1,278,476
Eugène Teysen	CEO Belgium	Belgium	963,071	430,875	-	246,600	1,640,546
Véronique Weill (5)	Group Executive VP IT& Operational Excellence	France	588,557	186,713	172,620		947,890
TOTAL			20,063,654	3,563,496	688,836	1,589,160	25,905,146

(1) The amounts of 400,000 euros reported in 2007 and 500,000 euros reported in 2008 under "Value of performance units granted during the year" correspond to units of the AXA Investment Managers Long Term Incentive Plan.
(2)  D. Carrel-Billiard has been appointed as member of the Executive Committee from January 1, 2008.
(3) G. Harlin has been appointed as member of the Executive Committee on July 10, 2008.
(4) M. Pearson has been appointed as member of the Executive Committee on July 10, 2008.
(5) V Weill has been appointed as member of the Executive Committee on January 1, 2009.

At each date of grant, the fair value of stock options and performance shares/units is determined based on IFRS norms. This is an historical value at the date of grant, calculated for accounting purposes as described in the Note 25.3.1 of the 2008 Consolidated Financial Statements included in Part V of the Annual Report. This value not represent a current market value or other current valuation of these options and performance shares or the actual proceeds of and when if and when the options are exercised or ther performance shares are acquired.

On May 10, 2007, the fair value of one option was €6.63 for options without performance condition and €5.89 for options with performance condition, and the fair value of one performance share/unitt €27.40.

On April 1, 2008, the fair value of one option was €3.39 for options without performance condition and €2.89 for options with performance condtion, and the fair value of one performance share/unit was €16.98.

146        2008 ANNUAL REPORT

Year 2008
Remuneration due in respect of the year	Value of options granted during the year	Value of performance shares granted during the year	Value of performance units granted during the year	TOTAL

997,388	272,372	-	309,036	1,578,796
1,003,740	88,642	152,820	500,000	1,745,202
979,559	230,468	261,492	-	1,471,519
713,564	124,098	-	213,948	1,051,610
754,184	141,827	244,512	-	1,140,523
1,179,707	209,517	-	237,720	1,626,944
2,869,356	-	-	-	2,869,356
1,208,094	377,130	-	427,896	2,013,120
805,659	27,721	67,920	67,920	969,220
1,036,299	52,772	-	-	1,089,071
758,173	159,555	-	275,076	1,192,804
674,420	97,506	168,102	-	940,028
12,980,143	1,781,607	894,846	2,031,596	17,688,192

Summary of Management Board members' remuneration for the year 2008
			Amounts paid in respect of the year
(Gross amounts in Euro)		Country	Fixed remuneration	Variable remuneration	Exceptional remuneration	Board fees	Benefits in kind
Members of the Management Board
Henri de Castries	Chairman of the Management Board	France	600,000	1,846,304	—	87,526	4,150
Alfred Bouckaert	CEO North, Central & Eastern Europe Business Unit	Belgium	650,000	750,000	—	456,887	2,115
Claude Brunet	Chief Operating Officer	France	360,000	793,789	—	11,269	4,150
Christopher Condron	President & CEO AXA Financial Inc.	USA	676,854				285,695
Denis Duverne	Group Chief Financial Officer	France	480,000	1,052,337	—	36,790	4,150
François Pierson	Chairman & CEO AXA France	France	430,000	988,174	—	17,743	11,849
TOTAL			3,196,854	5,430,604	-	610,215	312,109

Summary of Management Board members' remuneration for the year 2007
		Amounts paid in respect of the year
(Gross amounts in Euro)		Country	Fixed remuneration	Variable remuneration	Exceptional remuneration	Board fees	Benefits in kind
Members of the Management Board
Henri de Castries	Chairman of the Management Board	France	500,000	2,644,366	—	142,840	4,150
Alfred Bouckaert	CEO North, Central & Eastern Europe Business Unit	Belgium	600,000	980,000		178,517	2,074
Claude Brunet	Chief Operating Officer	France	350,000	918,473	—	52,513	4,150
Christopher Condron	President & CEO AXA Financial Inc.	USA	730,000	3,105,060	—	—	258,754
Denis Duverne	Group Chief Financial Officer	France	430,000	1,400,415	—	35,524	4,150
François Pierson	Chairman & CEO AXA France	France	400,000	1,180,000	—	—	13,866
TOTAL			3,010,000	10,228,314	-	409,394	287,144

148        2008 ANNUAL REPORT

	Amounts paid during the year
TOTAL	Fixed remuneration	Variable remuneration	Exceptional remuneration	Board fees	Benefits in kind	TOTAL

2,537,980	600,000	2,593,190	—	87,526	4,150	3,284,866
1,859,002	650,000	818,385	—	456,887	2,115	1,927,387
1,169,208	360,000	890,599	—	11,269	4,150	1,266,018
962,549	676,854	3,105,060	—	—	285,695	4,067,609
1,573,277	480,000	1,411,348	—	36,790	4,150	1,932,288
1,447,766	430,000	1,181,916	—	17,743	11,849	1,641,508
9,549,782	3,196,854	10,000,498	-	610,215	312,109	14,119,676

	Amounts paid during the year
TOTAL	Fixed remuneration	Variable remuneration	Exceptional remuneration	Board fees	Benefits in kind	TOTAL

3,291,356	500,000	3,045,987	—	142,840	4,150	3,692,977
1,760,591	600,000	777,293	—	178,517	2,074	1,557,884
1,325,136	350,000	929,443	—	52,513	4,150	1,336,106
4,093,814	730,000	3,358,000	—	—	258,754	4,346,754
1,870,089	430,000	1,427,388	—	35,524	4,150	1,897,062
1,593,866	400,000	1,299,266	—	—	13,866	1,713,132
13,934,852	3,010,000	10,837,377	-	409,394	287,144	14,543,915

Board fees paid for board membership in AXA Group companies or in external companies when representing AXA, are deducted by 70% from the variable remuneration of the same year.

The only "Benefits in kind" for H. de Castries, A. Bouckaert, C. Brunet and D. Duverne are a company car.

In addition, C. Condron benefits from a credit of flight hours from use of a private jet and F. Pierson benefits from airplane tickets between Paris and his domicile in Marseille.

Summary of Executive Committee members' remuneration for the year 2008

		Amounts paid in respect of the year
(Gross amounts Euro)		Country	Fixed remuneration	Variable remuneration	Exceptional remuneration	Board fees	Benefits in kind
Members of the Executive Committee
Jean-Raymond Abat (a)	CEO Mediterranean and Latin America Region	Spain	330,000	538,015	-	73,962	55,411
Dominique Carrel-Billiard	CEO AXA Investment Managers	France	250,000	750,000	—	—	3,740
John Dacey (b)	CEO Japan- Asia-Pacific Region	France	397,599	560,000	—	—	21,960
Philippe Egger	CEO Switzerland	Switzerland	283,619	420,076	-	9,869	-
Gérald Harlin	Deputy Chief Financial OfficerExecutive VP Finance & Control	France	275,000	462,635	-	11,269	5,280
Frank Keuper	CEO Germany	Germany	500,000	550,000	-	115,317	14,390
Gerald Lieberman	COO AllianceBernstein	USA	135,997	2,458,822	-	-	274,537
Nicolas Moreau (c)	CEO UK-Ireland	UK	399,940	775,413	-	-	32,741
Mark Pearson (d)	CEO Japan	Japan	303,917	282,940	-	-	218,802
Andrew Penn	CEO Asia Pacific Holdings	Australia	639,614	346,620	-	-	50,065
Eugène Teysen	CEO Belgium	Belgium	400,000	355,000	-	-	3,173
Véronique Weill	Group Executive VP IT& Operational Excellence	France	250,000	420,540			3,880
TOTAL			4,165,686	7,920,061	-	210,417	683,979
(a) Compensation and benefits in kind paid to J.R. Abat include benefits paid in respect of his expatriate status in Spain.
(b) Compensation and benefits in kind paid to J. Dacey include benefits paid in respect of his expatriate status in France.
(c) Compensation and benefits in kind paid to N. Moreau include benefits paid in respect of his expatriate status in the UK.
(d) Compensation and benefits in kind paid to M. Pearson include benefits paid in respect of his expatriate status in Hong-Kong, then in Japan.

150        2008 ANNUAL REPORT

	Amounts paid during the year
TOTAL	Fixed remuneration	Variable remuneration	Exceptional remuneration	Board fees	Benefits in kind	TOTAL

997,388	330,000	612,253	-	73,962	55,411	1,071,626
1,003,740	250,000	831,766	—	—	3,740	1,085,506
979,559	397,599	574,333	—	—	21,960	993,892
713,564	283,619	424,798	-	9,869	-	718,286
754,184	275,000	539,168	-	11,269	5,280	830,717
1,179,707	500,000	720,000	-	115,317	14,390	1,349,707
2,869,356	135,997	2,458,822	-	-	274,537	2,869,356
1,208,094	399,940	878,300	-	-	32,741	1,310,981
805,659	303,917	331,736	-	-	218,802	854,455
1,036,299	639,614	630,828	-	-	50,065	1,320,507
758,173	400,000	681,698	-	-	3,173	1,084,871
674,420	250,000	385,736	-	-	3,880	639,616
12,980,143	4,165,686	9,069,438		210,417	683,979	14,129,520

Summary of Executive Committee members' remuneration for the year 2007

		Amounts paid in respect of the year
(Gross amounts Euro)		Country	Fixed remuneration	Variable remuneration	Exceptional remuneration	Board fees	Benefits in kind
Members of the Executive Committee
Jean-Raymond Abat (a)	CEO Mediterranean and Latin America Region	Spain	300,000	612,253	-	51,454	36,007
Dominique Carrel-Billiard	CEO AXA Investment Managers	France	250,000	750,000	—	—	3,600
John Dacey (b)	CEO Japan- Asia-Pacific Region	France	365,532	1,093,723	—	—	9,420
Philippe Egger	CEO Switzerland	Switzerland	243,600	424,798	-	-	-
Gérald Harlin	Deputy Chief Financial OfficerExecutive VP Finance & Control	France	250,000	532,515	-	39,463	5,119
Frank Keuper	CEO Germany	Germany	450,000	720,000	-	24,682	13,203
Gerald Lieberman	COO AllianceBernstein	USA	146,000	8,336,600	-	-	145,120
Nicolas Moreau (c)	CEO UK-Ireland	UK	438,300	1,022,700	-	-	240,291
Mark Pearson (d)	CEO Japan	Hong Kong	180,536	331,736	-	-	280,731
Andrew Penn	CEO Asia Pacific Holdings	Australia	551,135	630,828	-	-	32,680
Eugène Teysen	CEO Belgium	Belgium	400,000	560,000	-	-	3,071
Véronique Weill	Group Executive VP IT& Operational Excellence	France	200,000	385,000	-	-	3,557
TOTAL			3,775,103	15,400,153	-	115,599	772,799
(a) Compensation and benefits in kind paid to J.R. Abat include benefits paid in respect of his expatriate status in Spain.
(b) Compensation and benefits in kind paid to J. Dacey include benefits paid in respect of his expatriate status in France.
(c) Compensation and benefits in kind paid to N. Moreau include benefits paid in respect of his expatriate status in the UK.
(d) Compensation and benefits in kind paid to M. Pearson include benefits paid in respect of his expatriate status in Hong-Kong, then in Japan.

152        2008 ANNUAL REPORT

	Amounts paid during the year
TOTAL	Fixed remuneration	Variable remuneration	Exceptional remuneration	Board fees	Benefits in kind	TOTAL

999,714	300,000	523,334	-	51,454	36,007	910,795
1,003,600	250,000	510,487	—	—	3,600	764,087
1,468,675	365,532	684,348	—	—	9,420	1,059,300
668,398	243,600	14,616	-	-	-	258,216
827,097	250,000	505,232	-	39,463	5,119	799,814
1,207,885	450,000	-	-	24,682	13,203	487,885
8,627,720	146,000	8,336,600	-	-	145,120	8,627,720
1,701,291	438,300	1,183,877	-	-	240,291	1,862,468
793,003	180,536	216,180	-	-	280,731	677,447
1,214,643	551,135	427,700	-	-	32,680	1,011,515
963,071	400,000	467,551	-	-	3,071	870,622
588,557	200,000	218,032	-	-	3,557	421,589
20,063,654	3,775,103	13,087,957	-	115,599	772,799	17,751,458

Supervisory Board members fees

Directors' fees paid to Supervisory Board members

The members of the Supervisory Board, except for its Chairman, do not receive compensation from the Company, with the exception of a fee for attending meetings. The amount of directors' fees paid to AXA's Supervisory Board members is indicated
in the table below.

(Gross amounts, in Euro)	Directors' fees earned in 2009 for 2008	Directors' fees earned in 2008 for 2007
Current members of the Supervisory Board
Jacques de Chateauvieux - Chairman (a) (b)	134,609.54	55,031.00
Léo Apotheker	49,962.56	51,895.00
Ms. Wendy Cooper (c)	41,717.31	-
Norbert Dentressangle (d)	100,170.65	50,231.00
Jean-Martin Folz	73,717.74	43,652.67
Jean-René Fourtou (a)	81,563.27	100,558.00
Anthony Hamilton	122,324.31	112,631.00
Henri Lachmann	85,421.08	85,431.00
François Martineau (e)	41,717.31	-
Gérard Mestrallet	52,801.27	56,679.00
Giuseppe Mussari	46,053.00	30,836.67
Michel Pébereau	70,879.03	61,463.00
Mrs. Dominique Reiniche	46,750.00	47,047.00
Ezra Suleiman	95,356.57	101,431.00
Former members of the Supervisory Board	-	-
Claude Bébéar (b)	40,568.84	132,462.00
David Dautresme	-	65,810.33
Henri Hottinguer	-	38,610.33
Jacques Tabourot	16,387.53	66,231.00
TOTAL	1,100,000.00	1,100,000.00

(a) On February 27, 2008, J.-R. Fourtou resigned as Vice-Chairman of the Supervisory Board and was replaced by J. de Chateauvieux with immediate effect.
(b) On April 22, 2008, J. de Chateauvieux was appointed Chairman of the Supervisory Board replacing C. Bébéar whose term of office had expired.
(c) Appointed by the Annual Meeting of Shareholders on April 22, 2008 replacing J. Tabourot whose term of office had expired.
(d) On April 22, 2008, N. Dentressangle was appointed Vice-Chairman of the Supervisory Board replacing J. de Chateauvieux.
(e) Appointed by the Annual Meeting of Shareholders on April 22, 2008 replacing C. Bébéar whose term of office had expired.

The overall amount of directors' fees to be paid is determined by the shareholders, in accordance with applicable laws, and apportioned by the Supervisory Board to its members in accordance with its Rules of Procedure:
•   half of the amount of directors' fees is distributed evenly among members of the Supervisory Board as a fixed component, with the Chairman and Vice-Chairman each receiving a double fee;
•   a portion of the remainder is distributed among members of the Supervisory Board in proportion to their actual attendance at the meetings of the Supervisory Board, with the Chairman and Vice-Chairman each receiving a double fee;
•   the remainder is allocated by the Supervisory Board to the various specialized Committees and distributed among their members in proportion to their actual attendance at Committee meetings, with the Chairmen of Committees receiving a double fee.

Due to the importance of their role and the significant demand on their time, members of the Audit Committee receive a higher proportion of directors' fees.

In addition of its directors' fees, Mr. Jacques de Chateauvieux receives as Chairman of the Supervisory Board an annual gross remuneration of €230,000.

154        2008 ANNUAL REPORT

STOCK OPTIONS

Since 1989, AXA has promoted a stock options program, for its directors, officers and employees in France and abroad, aimed at rewarding their performance and aligning their interests with those of the Group by linking them to AXA's stock performance over the long term.

Within the global cap authorized by the Shareholders, the Supervisory Board approves all stock options programs prior to their implementation.

To date, AXA has opted to grant subscription options, with the exception of options granted until 2005 to certain employees of
AXA Financial, which consisted of purchase options on ADRs.

Stock options are valid for a period of 10 years. They are granted at market value, with no discount, and become exercisable upon vesting, generally in thirds between 2 and 4 years following the grant date.

Annual grants are made during the first quarter of the year, generally 20 trading days after the date annual consolidated earnings are released. As such in 2008, the annual consolidated earnings were released on February 28, 2008 and the options grant took place on April 1, 2008. The strike price was equal to the average of the stock price during the 20 trading days before the grant date.

Options may be granted during the year in the United States to newly-hired or newly-promoted employees or when the performance measures that give rise to option grants are available after the first quarter of the year.

Each year, the Management Board proposes for the Supervisory Board's approval a global option pool to grant. The pool of options allocated to each business unit is essentially determined on the basis of their contribution to the Group financial results during the previous year.

Beneficiaries are identified among the Group and business units executive population, technical experts and employees holding key positions within the organization. Selection criteria and individual option grants take into account:

• importance of the job	=> role
• importance of the individual within the job	=> retention
• importance of the individual in the future	=> potential
• quality of the individual contribution	=> performance

Individual option grants recommendations are made by the CEOs of the business units and by the Group functional department heads. Recommendations are reviewed by the Management Board to ensure coherence and fairness. Individual options grants are then decided by the Management Board, although grants to members of the Management Board are approved by the
Supervisory Board, acting on the recommendation of its Compensation Committee.

Since 2006, options granted to Management Board and Executive Committee members, and since 2007 with respect to any beneficiary receiving a minimum of 5,000 options, are associated with a performance condition: the last tranche, i.e. 1/3 of the options granted, will be exercisable only if at any of the fourth to tenth anniversary date of the grant, the AXA share performed at least as well as the DowJones Europe Stoxx Insurance index.

If the performance condition has not been met at the expiry date of the options, the last tranche of options will be automatically cancelled.

The Supervisory Board, acting on the recommendation of its Compensation Committee, decided on December 18, 2008 that:
•   all options granted to Management Board members from 2009 onwards will be subject to this performance condition measured either since the initial grant date or over the last three year period;
•   the total number of options granted to the six Management Board members each year from 2009 onwards may not exceed
20% of the aggregate number of options granted to all beneficiaries during the same year.

In 2008, AXA stock options were granted as follows:
•   9,176,347 subscription options at a weighted average price of €21.50 granted to 5,428 employees, representing 0.43% of the share capital as of December 31, 2008;
•   10,650 purchase options on ADRs granted by AXA Financial at a price of $36.11 to 10 beneficiaries in the United States.

The portion of options granted in 2008 to the six members of the Management Board represents 21% of the total number of options granted.

As of December 31, 2008, 8,787 AXA employees own 80,226,817 outstanding subscription options, representing 3.84% of the share capital on the same date (disregarding the dilution related to the exercise of these options), and 1,615 employees in the
United States own 12,271,049 outstanding purchase options on ADRs, representing 0.58% of the share capital.

On the basis of the AXA share price on December 31, 2008, i.e. €15.85, only 5,974,052 subscription options are in the money,
i.e. 7% of the outstanding subscription options.

Stock options plans summary

Date of the Shareholders' meeting	28/05/1997 (b)	26/05/1999 (b)	12/05/1997
Date of the Management Board	26/05/1999 (b)	26/05/1999 (b)	09/06/1999
Total number of beneficiaries	1	1	168
Total number (a) of shares to be subscribed,
from which to be subscribed by:
Directors: Henri de Castries
Alfred Bouckaert
Claude Brunet
Christopher Condron
Denis Duverne
François Pierson
Wendy Cooper
The first 10 employees beneficiaries	682,888 - - - - - - - -	479,243 - - - - - - - -	3,219,178 - - - - - - - 603,918
Start date of exercise	26/05/2001	26/05/2001	09/06/2001
Expiry date of options	26/05/2009	26/05/2009	09/06/2009
Subscription price of options (a)	23.91	23.91	27.52
Exercise schedule of options	25% after 2 y 50% after 3 y 75% after 4 y 100% after 5 y	25% after 2 y 50% after 3 y 75% after 4 y 100% after 5 y	25% after 2 y 50% after 3 y 75% after 4 y 100% after 5 y
Number of options exercised at 31/12/08	-	-	491,814
Options cancelled at 31/12/08	-	-	1,040,007
Options outstanding at 31/12/08	682,888	479,243	1,687,357
Date of the Shareholders' meeting	09/05/2001	26/05/1999 (b)	09/05/2001
Date of the Management Board	09/05/2001	30/05/2001 (b)	27/02/2002
Total number of beneficiaries	1,419	1	1,655
Total number (a) of shares to be subscribed,
from which to be subscribed by:
Directors: Henri de Castries
Alfred Bouckaert
Claude Brunet
Christopher Condron
Denis Duverne
François Pierson
Wendy Cooper
The first 10 employees beneficiaries	10,066,038 923,738 123,165 102,638 - 205,275 82,110 - 763,625	871,6008 - - - - - - - -	10,075,899 821,100 123,165 225,803 - 225,803 307,91 - 824,183
Start date of exercise	09/05/2003	30/05/2003	27/02/2004
Expiry date of options	09/05/2011	30/05/2011	27/02/2012
Subscription price of options (a)	31.49	33.37	20.45
Exercise schedule of options	33% after 2 y 66% after 3 y 100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y
Number of options exercised at 31/12/08	92,377	-	2,606,652
Options cancelled at 31/12/08	2,674,408	-	1,366,189
Options outstanding at 31/12/08	7,299,253	871,600	6,103,058
(a) Numbers of options and exercise prices have been adjusted, pursuant to applicable regulation, as a result of operations on the AXA stock.
(b) Options that were initially granted by FINAXA that merged into AXA on December 16, 2005.

156        2008 ANNUAL REPORT

05/05/1999	05/05/1999	05/05/1999	26/05/19991(b)	05/05/1999	05/05/1999
09/06/1999	18/11/1999	05/07/2000	05/07/2000(b)	12/07/2000	13/11/2000
180	91	889	5	113	98
4,328,985 416,495 62,473 - - 83,300 83,300 2,081 638,078	472,601 - - - - - - - 150,672	7,786,291 307,913 102,638 - - 123,165 61,583 2,053 656,884	794,123 290,535 - - - - - - -	282,637 - - - - - - - 156,431	299,702 - - - - - - - 53,832
09/06/2001	18/11/2001	05/07/2002	05/07/2002	12/07/2002	13/11/2002
09/06/2009	18/11/2009	05/07/2010	05/07/2010	12/07/2010	13/11/2010
27.52	31.45	39.91	42.29	40.01	37.74
25% after 2 y 50% after 3 y 75% after 4 y 100% after 5 y	25% after 2 y 50% after 3 y 75% after 4 y 100% after 5 y	33% after 2 y 66% after 3 y 100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y	25% after 2 y 50% after 3 y 75% after 4 y 100% after 5 y	33% after 2 y 66% after 3 y 100% after 4 y
315,570	4,996	-	-	-	-
1,220,298	269,390	2,723,786	251,796	176,131	75,802
2,793,117	198,215	5,062,505	542,327	106,506	223,900

09/05/2001	03/05/2002	30/05/2001(b)	03/05/2002	21/05/20021(b)	03/05/2002
14/03/2003	14/03/2003	02/04/20031(b)	26/03/2004	14/04/20041(b)	29/03/2005
1,721	229	3	2,186	1	2,132
8,206,592 - - - - - 461,869 - 744,127	2,904,151 923,738 143,692 282,254 - 384,891 - - 658,936	1,781,935 - - - - - - - -	10,478,765 868,083 138,893 238,723 - 338,552 390,637 - 945,827	484,222 - - - - - - - -	8,644,096 765,955 114,893 210,638 321,701 344,680 792,763
14/03/2005	14/03/2005	02/04/2005	26/03/2006	14/04/2006	29/03/2007
14/03/2013	14/03/2013	02/04/2013	26/03/2014	14/04/2014	29/03/2015
10.73	10.73	12.11	17.31	15.37	20.18
33% after 2 y 66% after 3 y 100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y
4,119,417	1,846,242	547,589	1,344,172	-	320,428
781,693	126,501	-	923,802	-	694,231
3,305,482	931,408	1,234,346	8,210,791	484,222	7,629,437

Date of the Shareholders' meeting	03/05/2002	03/05/2002	03/05/2002
Date of the Management Board	29/03/2005	06/06/2005	27/06/2005
Total number of beneficiaries	774	5	238
Total number (a) of shares to be subscribed,
from which to be subscribed by :
Directors: Henri de Castries
Alfred Bouckaert
Claude Brunet
Christopher Condron
Denis Duverne
François Pierson
Wendy Cooper
The first 10 employees beneficiaries	3,608,908 - - - 485,356 - - 11,648 630,959	16,575 - - - - - - - -	235,108 - - - - - - - 8,119
Start date of exercise	29/03/2007	06/06/2007	27/06/2007
Expiry date of options	29/03/2015	06/06/2015	27/06/2015
Subscription price of options (a)	20.44	19.48	19.79
Exercise schedule of options	33% after 2 y 66% after 3 y 100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y
Number of options exercised at 31/12/08	114,178	-	2,118
Options cancelled at 31/12/08	387,033	3,218	10,379
Options outstanding at 31/12/08	3,107,697	13,357	222,611

Date of the Shareholder meeting	20/04/2005	20/04/2005	20/04/2005
Date of the Management Board	25/09/06	13/11/06	10/05/07
Total number of beneficiaries	29	5	2,866
Total number (a) of shares to be subscribed,
from which to be subscribed by :
Directors : Henri de Castries
Alfred Bouckaert
Claude Brunet
Christopher Condron
Denis Duverne
François Pierson
Wendy Cooper
The first 10 employees beneficiaries	22,257 - - - - - - 15,796	7,233 - - - - - - - -	6,656,555 - 200,000 168,000 - 320,000 240,000 - 630,500
Start date of exercise	25/09/2010	13/11/2010	10/05/2009
Expiry date of options	25/09/2016	13/11/2016	10/05/2017
Subscription price of options (a)	28.71	30.31	33.75
Exercise schedule of options	100% after 4 y	100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y
Number of options exercised at 31/12/08	-	-	-
Options cancelled at 31/12/08	260	-	235,456
Options outstanding at 31/12/08	21,997	7,233	6,421,099
(a) Numbers of options and exercise prices have been adjusted, pursuant to applicable regulation, as a result of operations on the AXA stock.
(b) Options that were initially granted by FINAXA that merged into AXA on December 16, 2005.

158        2008 ANNUAL REPORT

03/05/2002	20/04/2005	20/04/2005	20/04/2005	20/04/2005	20/04/2005
01/07/2005	21/09/2005	31/03/2006	31/03/2006	31/03/2006	25/09/2006
1	6	2,418	861	1,002	10
24,442 - - - - - - - - -	111,715 - - - - - - - -	7,446,718 571,913 147,063 196,085 - 318,637 318,63 - 811,147	2,702,580 - - - 592,713 - - 6,482 640,865	1,194,073 - - - - - - - 222,166	52,451 - - - - - - - 52,451
01/07/2007	21/09/2007	31/03/2008	31/03/2008	31/03/2010	25/09/2008
01/07/2015	21/09/2015	31/03/2016	31/03/2016	31/03/2016	25/09/2016
20.40	21.48	28.43	28.61	28.61	28.71
33% after 2 y 66% after 3 y 100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y	100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y
-	-	2,809	-	-	-
-	49,213	546,231	152,783	90,984	-
24,442	62,502	6,897,678	2,549,797	1,103,089	52,451
20/04/2005	20/04/2005	20/04/2005	20/04/2005	20/04/2005	20/04/2005
10/05/2007	10/05/2007	24/09/2007	24/09/2007	19/11/2007	19/11/2007
876	1,163	4	16	2	6
1,772,400 - - - 437,890 - - 4,926 240,289	1,280,987 - - - - - - - 277,251	10,427 - - - - - - - -	12,281 - - - - - - - 8,687	4,577 - - - - - - - -	8,007 - - - - - - - -
10/05/2009	10/05/2011	24/09/2009	24/09/2011	19/11/2009	19/11/2011
10/05/2017	10/05/2017	24/09/2017	24/09/2017	19/11/2017	19/11/2017
34.61	34.61	30.45	30.45	29.23	29.23
33% after 2 y 66% after 3 y 100% after 4 y	100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y	100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y	100% after 4 y
-	-	-	-	-	-
68,479	121,215	-	599	-	-
1,703,921	1,159,772	10,427	11,682	4,577	8,007

Date of the Shareholders' meeting	20/04/2005	20/04/2005	22/04/2008
Date of the Management Board	01/04/2008	01/04/2008	19/05/2008
Total number of beneficiaries	4 339	1 027	2
Total number (a) of shares to be subscribed,
from which to be subscribed by :
Directors : Henri de Castries
Alfred Bouckaert
Claude Brunet
Christopher Condron
Denis Duverne
François Pierson
Wendy Cooper
The first 10 employees beneficiaries	7,864,067 390,000 227,500 234,000 490,029 312,000 279,500 4,749 578,075	1,211,277 - - - - - - 259,627	5,861 - - - - - - - -
Start date of exercise	01/04/2010	01/04/2012	19/05/2010
Expiry date of options	01/04/2018	01/04/2018	19/05/2018
Subscription price of options (a)	21.51	21.51	23.99
Exercise schedule of options	33% after 2 y 66% after 3 y 100% after 4 y	100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y
Number of options exercised at 31/12/2008	-	-	-
Options cancelled at 31/12/2008	66,332	111,192	-
Options outstanding at 31/12/2008	7,797,735	1,100,085	5,861

(a) Numbers of options and exercise prices have been adjusted, pursuant to applicable regulation, as a result of operations on the AXA stock.
(b) Options that were initially granted by FINAXA that merged into AXA on December 16, 2005.

In the table above all dates that are indicated shall read day/month/year.

160        2008 ANNUAL REPORT

22/04/2008	22/04/2008	22/04/2008	22/04/2008
19/05/2008	22/09/2008	22/09/2008	24/11/2008
10	3	40	7
12,065 - - - - - - - 12,065	18,671 - - - - - - - -	45,812 - - - - - - - 20,740	18,594 - - - - - - - -
19/05/2012	22/09/2010	22/09/2012	24/11/2012
19/05/2018	22/09/2018	22/09/2018	24/11/2018
23.99	21.71	21.71	14.23
100% after 4 y	33% after 2 y 66% after 3 y 100% after 4 y	100% after 4 y	100% after 4 y
-	-	-	-
-	-	-	-
12,065	18,671	45,812	18,594

Stock options granted to corporate bodies' members during 2008

Members of the Management Board		Plan date	Nature of options	Value of options €	Number options granted during the year	%of capital	Exercise price €	Exercise period	Performance conditions
Henri de Castries	Chairman of the Management Board	01/04/2018	subscription	1,257,100	390,000	0.019%	21.51	01/04/2010- 01/04/2018	1/3 of options EuroStoxx Insurance index
Alfred Bouckaert	CEO North, Central & Eastern Europe Business Unit	01/04/2018	subscription	733,308	227,500	0.011%	21.51	01/04/2010- 01/04/2018	1/3 of options: EuroStoxx Insurance index
Claude Brunet	Chief Operating Officer	01/04/2018	subscription	754,260	234,000	0.011%	21.51	01/04/2010- 01/04/2018	1/3 of options: EuroStoxx Insurance index
Christopher Condron	President &CEO AXA Financial Inc.	01/04/2018	subscription	1,579,527	490,029	0.023%	21.51	01/04/2010- 01/04/2018	1/3 of options: EuroStoxx Insurance index
Denis Duverne	Group Chief Financial Officer	01/04/2018	subscription	1,005,680	312,000	0.015%	21.51	01/04/2010- 01/04/2018	1/3 of options: EuroStoxx Insurance index
François Pierson	Chairman & CEO AXA France	01/04/2018	subscription	900,922	279,500	0.013%	21.51	01/04/2010- 01/04/2018	1/3 of options: EuroStoxx Insurance index

Members of the Supervisory Board		Plan date	Nature of options	Value of options €	Number options granted during the year	%of capital	Exercise price €	Exercise period	Performance conditions
Wendy Cooper	Representative of employees shareholders at the Supervisory Board	01/04/2018	subscription	15,308	4,749	0,000%	21.51	01/04/2010- 01/04/2018	-

In the table above all dates that are indicated shall read day/month/year.

The fair value of stock options is determined based on IFRS norms. This is an historical value at the date of grant, calculated for accounting purposes as described in Note 25.3.1 to the 2008 Consolidated Financial Statements included in Part V of this Annual
Report. This value does not represent a current market value or other current valuation of these options or the actual proceeds if and when the options are exercised.

162        2008 ANNUAL REPORT

Stock options exercised by corporate bodies' members during 2008

		AXA options				ADR AXA options
Members of the Management Board		Date of grant	Number options exercised during the year	Exercise price €	Date of exercise	Date of grant	Number options exercised during the year	Exercise price $	Date of exercise
Henri de Castries	Chairman of the Management Board	14/03/2003	12,229	10.73	15/12/2008	17/02/1999	162,394	35.10	15/05/08
Alfred Bouckaert	CEO North, Central & Eastern Europe Business Unit	-	-	-	-	-	-	-	-
Claude Brunet	Chief Operating Officer	14/03/2003	21,789	10.73	16/12/2008	-	-	-	-
Christopher Condron	President &CEO AXA Financial Inc.	-	-	-	-	17/05/2001	68,300	30.15	02/04/2008
Denis Duverne	Group Chief Financial Officer	14/03/2003 14/03/2003 14/03/2003	14,000 13,000 2,285	10.73 10.73 10.73	04/09/2008 22/09/2008 15/12/2008	-	-	-	-
François Pierson	Chairman &CEO AXA France	14/03/2003 14/03/2003	50,000 4,000	10.73 10.73	20/03/2008 17/12/2008	-	-	-	-

		AXA options						ADR AXA options
Members of the Supervisory Board		Date of grant	Number options exercised during the year	Exercise price €	Date of exercise	Date of grant	Number options exercised during the year	Exercise price $	Date of exercise
Wendy Cooper	Representative of employees shareholders at the Supervisory Board	-	-	-	-	-	-	-	-

In the table above all dates that are indicated shall read day/month/year.

Underlined numbers indicate exercises of options where the AXA shares have been retained by the beneficiaries or donated upon exercise.

Stock options granted and/or exercised by the top 10 beneficiaries
(outside the Management Board) during 2008

Stock options granted or exercised by the top 10 beneficiaries (outside management bodies' members) during the year	Number of options granted or exercised	Weighted average price €
Stock options granted during the year by AXA or any eligible AXA Group's subsidiaries, to the ten employees, outside management bodies' members of the Company or of eligible AXA Group's subsidiaries, who received the highest number of stock options (aggregate information)	578,075	21.51
Stock options on AXA or any eligible AXA Group's subsidiaries, exercised during the year by the ten employees, outside management bodies' members of the Company or of eligible AXA Group's subsidiaries, who exercised the highest number of stock options (aggregate information)	568,067	21.55

Stock options held by corporate bodies' members
(options granted but not exercised as of December 31, 2008)

		Balance of options at 31/12/2008
Members of the Management Board		AXA	ADR AXA
Henri de Castries	Chairman of the Management Board	5,561,503	-
Alfred Bouckaert	CEO North, Central & Eastern Europe Business Unit	1,383,482	-
Claude Brunet	Chief Operating Officer	1,453,934	-
Christopher Condron	President & CEO AXA Financial Inc.	2,005,988	1,507,909
Denis Duverne	Group Chief Financial Officer	2,294,816	-
François Pierson	Chairman & CEO AXA France	2,295,229	-

		Balance of options at 31/12/2008
	Members of the Management Board	AXA	ADR AXA
Wendy Cooper	Representative of employees shareholders at the Supervisory Board	31,939	72,136

164        2008 ANNUAL REPORT

Stock options held by Executive Committee members
(options granted but not exercised as of December 31, 2008)

Members of the Executive Committee		Balance of options at 31/12/2008
		AXA	ADR AXA
Jean-Raymond Abat	CEO Mediterranean and Latin America Region	707,719	-
Dominique Carrel- Billiard	CEO AXA Investment Managers	128,586	-
John Dacey	CEO Japan-Asia-Pacific Region	124,000	-
Philippe Egger	CEO Switzerland	76,000	-
Gérald Harlin	Deputy Chief Financial OfficerExecutive VP Finance & Control	430,336	-
Frank Keuper	CEO Germany	117,500	-
Gerald Lieberman (a)	COO AllianceBernstein	-	-
Nicolas Moreau	CEO UK-Ireland	597,943	-
Mark Pearson (b)	CEO Japan	78,176	-
Andrew Penn (c)	CEO Asia Pacific Holdings	63,484	-
Eugène Teysen	CEO Belgium	215,298	-
Véronique Weill	Group Executive VP IT & Operational Excellence	59,500	-
(a) Also owns 80,000 stock options on AllianceBernstein. (b) Also owns 838,967 stock options on AXA Asia Pacific Holdings. (c) Also owns 1,691,501 stock options on AXA Asia Pacific Holdings.

PERFORMANCE SHARES AND PERFORMANCE UNITS

Since 2004, stock options have been partially replaced by Performance Units.

From 2005 onwards, as a result of the new French law related to the grant of free shares, Performance Units have been replaced in France by Performance Shares. Performance Shares are free shares whose final acquisition is subject to performance conditions.

Performance Units/Shares aim at:
•   rewarding and retaining the best talents by associating them to the intrinsic performance of the AXA Group and of their operational business unit as well as to the performance of the AXA stock price in the medium-term (2 to 4 years);
•   reducing shareholder dilution by granting less stock options.

Grant criteria for Performance Units/Shares are similar to those used for stock options.

Performance Shares are usually granted to beneficiaries domiciled in France while Performance Units are granted to beneficiaries domiciled outside of France.

The principle of Performance Units/Shares is as follows:
•   Each beneficiary receives an initial grant of Performance Units/Shares. This number will be used to calculate the actual number of units or shares that will definitely be acquired at the end of a 2-year acquisition period, under the condition that the beneficiary is still employed by the AXA Group at that date.
•   Each year during the acquisition period, half of the Performance Units/Shares initially granted is subject to collective performance conditions measuring both the performance of the AXA Group and the beneficiary's operational business unit performance, based on pre-determined targets.
•   For beneficiaries in operating business units, their operational business unit performance carries a weighting of 2/3 while the
AXA Group performance carries a weighting of 1/3. For beneficiaries in Group support functions, the performance is measured at AXA Group level only.
•   In 2004 and 2005, the performance indicators determined by the Management Board have been:
- operational business units performance: underlying earnings and adjusted earnings;
- the AXA Group performance: underlying earnings and adjusted earnings per share.
•   In 2006 and 2007, the performance indicators determined by the Management Board have been for both the AXA Group and the operational business units: underlying earnings, P&C revenues and new business value in Life & Savings.
•   In 2008, the performance indicators determined by the Management Board have been:
-to measure operational business units performance: underlying earnings, P&C revenues and new business value in Life
& Savings;
- to measure the AXA Group performance: underlying earnings per share, P&C revenues and new business value in Life
& Savings.
•  The achievement of these performance targets determines the number of units/shares that will be acquired by the beneficiary at the end of the acquisition period, subject to the beneficiary being still employed by the AXA Group. The number of units/shares acquired may vary between 0% and 130% of the Performance Units/Shares initially granted.

As far as Performance Units are concerned:
•   Units acquired at the end of the 2-year acquisition period are valued based on the average closing price of the AXA share during the last 20 trading days of the acquisition period.
•   If the number of units acquired is less than 1,000, the amount corresponding to the value of these units is paid in cash to the beneficiary. If the number of units acquired is equal to or higher than 1,000, the beneficiary only receives 70% of the value in cash to allow him/her to pay social contributions and income taxes calculated on 100% of that value, and 30% of these units are reinvested into AXA shares which are restricted from sale during a 2-year period, in order to develop employees' share ownership and align employees and shareholders' interests.

As far as Performance Shares are concerned:
•   Shares acquired at the end of the 2-year acquisition period are restricted from sale during a 2-year period.

The amounts corresponding to Performance Units are charged to expenses each year under the variable accounting method, but do not create any dilution for shareholders since no new shares are issued.

Performance Shares, even if shares ultimately delivered to beneficiaries are newly issued shares (until now, AXA has always delivered existing shares), represent less shareholder dilution than stock options, due to the smaller grant volume.

Within the global cap authorized by the Shareholders, the Supervisory Board approves all Performance Shares programs prior to their implementation.

Each year, the Management Board proposes a global Performance Shares pool to the Supervisory Board's approval and the annual grants of Performance Shares are generally made simultaneously with the granting of stock options.

166        2008 ANNUAL REPORT

Individual Performance Shares grants recommendations are made by the business units CEOs and by the Group functional department heads. Recommendations are reviewed by the Management Board to ensure coherence and fairness. Individual
Performance Shares grants are then decided by the Management Board, provided that grants to members of the Management Board shall receive the prior approval of the Supervisory Board (acting on the recommendation of its Compensation Committee).

The Supervisory Board, acting on the recommendation of its Compensation Committee, decided on December 18, 2008 that the total number of Performance Shares granted to the six Management Board members each year from and after 2009 may not exceed 20% of the aggregate number of Performance Shares granted to all beneficiaries during the same year.

The acquisition period of the Performance Unit plan launched on March 31, 2006 with 1,453,441 Performance Units initially granted to 2,072 beneficiaries outside France, ended on March 31, 2008. At that date, a total of 1,365,787 units had been acquired by
1,838 employees. The settlement of these units was made partly in cash (€24.3 million) and partly in AXA shares (238,019 shares)
which are subject to a 2-year restriction period until March 31, 2010.

The acquisition period of the Performance Unit plan launched on May 10, 2007 with 1,361,869 Performance Units initially granted to 2,346 beneficiaries outside France will end on May 10, 2009.

A new Performance Unit plan was launched on April 1, 2008 and 2,382,972 Performance Units were initially granted to
2,752 beneficiaries outside France. These shares are definitively acquired after a 2-year acquisition period which ends on April
1,2010.

The acquisition period of the Performance Shares plan launched on March 31, 2006 with 893,326 Performance Shares granted to 1,186 beneficiaries in France, ended on March 31, 2008. At that date, a total of 885,312 shares had been acquired by
1,132 employees. These shares are subject to a 2-year restriction period until March 31, 2010.

The acquisition period of the Performance Shares plan launched on May 10, 2007 with a total of 782,432 Performance Shares granted to 1,433 beneficiaries in France will end on May 10, 2009. The shares acquired will be subject to a 2-year restriction period until May 10, 2011.

A new Performance Shares plan was launched on April 1, 2008 and 1,367,967 Performance Shares were initially granted to
1,566 beneficiaries in France representing 0.065% of the share capital as of December 31, 2008, corresponding to a theoritical level of achievement of performance targets equal to 100%. The 2-year acquisition period of this plan will end on April 1, 2010.
The theoretical shares acquired will be subject to a 2-year restriction period until April 1, 2012.

In 2008, a second Performance Shares plan was launched on April 28, 2008 with 50,000 Performance Shares granted to
13 beneficiaries. On the one hand, 27,500 Performance Shares were granted to 7 beneficiaries domiciled in France. The acquisition period for these Performance Shares is 2 years and will end on April 28, 2010. The acquired shares will be restricted for another
2-year period, i.e. until April 28, 2012. On the other hand, 22,500 Performance Shares were granted to 6 beneficiaries domiciled outside of France. The acquisition period for these Performance Shares is 4 years and will end on April 28, 2012. The acquired shares will not be subject to any restriction period.

Performance Units/Shares summary

Performance Units
	Initial grant	Units actually granted 1st tranche	Units at stake at 31/12/2008	Units cancelled at 31/12/2008	Units acquired at 31/12/2008	Balance at 31/12/2008	Acquisition
Date	Performance Units granted						Date	Units acquired
26/03/2004	1,037,116	-	-	484,934	-	-	26/03/2007	645,604 (c)
29/03/2005	938,880	-	-	81,334	-	-	29/03/2007	960,520 (d)
31/03/2006	1,453,441	-	-	150,323	-	-	31/03/2008	1,365,787 (e)
10/05/2007	1,361,869	645,468	633,827	74,423	18,472 (a)	1,273,160	10/05/2009	-
01/04/2008	2,382,972	-	2,348,926	32,770	1,276 (b)	2,348,926	01/04/2010	-
In the table above all dates that are indicated shall read day/month/year.
(a) The 18,472 Performance Units of the 2007 Plan, acquired by anticipation, related to two deceased beneficiaries and AXA Netherlands employees following the disposal of AXA business in the Netherlands.
(b)The 1,276 Performance Units of the 2008 Plan, acquired by anticipation, related to one deceased beneficiary.
(c) The 645,604 units acquired by 1,537 beneficiaries of the March 26, 2004 plan have been settled as €7.8 million and $12.7 million in cash and
91,997 shares restricted until March 26, 2009.
(d) The 960,520 units acquired by 1,532 beneficiaries of the March 29, 2005 plan have been settled as €25.3 million and 152,379 shares restricted until
March 29, 2009.
(e) The 1,365,787 units acquired by 1,838 beneficiaries of the March 31, 2006 have been settled as €24.3 million and 238,019 shares restricted until March
31,2010.

Performance Shares
	Initial grant	Shares actually granted 1st tranche	Shares at stake at 31/12/2008	Shares cancelled at 31/12/2008	Shares acquired at 31/12/2008	Balance at 31/12/2008		Acquisition
Date	Performance Shares granted						Date	Shares acquired
21/04/2005	743,310	-	-	19,621	-	-	21/04/2007	793,139
21/04/2005	250,306 (a)	-	-	4,741	-	-	21/04/2007	268,965
21/04/2005	143,630 (b)	-	-	2,690	-	-	21/04/2007	140,882
31/03/2006	893,326	-	-	34,582	-	-	31/03/2008	885,312
10/05/2007	782,432	382,501	383,775	14,630	260 (c)	764,531	10/05/2009	-
01/04/2008	1,367,967	-	1,357,863	9,922	182 (c)	1,357,863	01/04/2010	-
28/04/2008	27,500	-	27,500	-	-	27,500	28/04/2010	-
28/04/2008	22,500	-	22,500	-	-	22,500	28/04/2012	-
In the table above all dates that are indicated shall read day/month/year.
(a) Performance Shares granted as a replacement for 250,306 Performance Units 2004 cancelled.
(b) Restricted shares granted as a replacement for 143,630 Performance Units 2004 cancelled.
(c) The 260 Performance Shares of the 2007 Plan and the 182 Performance Shares of the 2008 Plan, acquired by anticipation, concern one deceased beneficiary.

Performance units/shares initially granted to the top 10 beneficiaries (outside corporate bodies' members)
during 2008

Performance Units/Shares granted to the top 10 beneficiaries (outside management bodies' members)	Number of Performance Units/ Shares initially granted
Performance Units granted during the year by AXA or any eligible AXA Group's subsidiaries, to the ten employees, outside management bodies' members of the Company or of eligible AXA Group's subsidiaries, who received the highest number of Performance Units (aggregate information)	155,231
Performance Shares granted during the year by AXA or any eligible AXA Group's subsidiaries, to the ten employees, outside management bodies' members of the Company or of eligible AXA Group's subsidiaries, who received the highest number of Performance Shares (aggregate information)	109,900

168        2008 ANNUAL REPORT

Performance Shares granted to corporate bodies' members during 2008

Members of the Management Board		Plan date	Performance Shares granted	% of capital	Value of shares €	Acquisition date	End of restriction	Performance conditions
Henri de Castries	Chairman of the Management Board	01/04/2008	84,000	0.004%	1,426,320	01/04/2010	01/04/2012	-underlying earnings per share - P&C revenue - new business value Life
Alfred Bouckaert	CEO North, Central & Eastern Europe Business Unit	-	-	-	-	-	-	-
Claude Brunet	Chief Operating Officer	01/04/2008	50,400	0.002%	855,792	01/04/2010	01/04/2012	-underlying earnings per share - P&C revenue - new business value Life
Christopher Condron	President & CEO AXA Financial Inc.	-	-	-	-	-	-	-
Denis Duverne	Group Chief Financial Officer	01/04/2008	67,200	0.003%	1,141,056	01/04/2010	01/04/2012	-underlying earnings per share - P&C revenue - new business value Life
François Pierson	Chairman & CEO AXA France	01/04/2008	60,200	0.003%	1,022,196	01/04/2010	01/04/2012	-underlying earnings per share - P&C revenue - new business value Life

	Members of the Supervisory Board	Plan date	Performance Shares granted	% of capital	Value of shares €	Acquisition date	End of restriction	Performance conditions
Wendy Cooper	Representative of employees shareholders at the Supervisory Board	-	-	-		-	-	-

The fair value of Performance Shares is determined based on IFRS norms. This is an historical value at the date of grant, calculated for accounting purposes as described in Note 25.3.1 to the 2008 Consolidated Financial Statements included in Part V of this
Annual Report. This value does not represent a current market value or other current valuation of these performance shares or the actual proceeds if and when the performance shares are acquired.

Performance Shares acquired by corporate bodies' members during 2008

Members of the Management Board		Plan date	Performance Shares granted	Acquisition date	Performance Shares acquired during the year	Performance score over the acquisition period	End of restriction period
Henri de Castries	Chairman of the Management Board	31/03/2006	57,191	31/03/2008	59,075	103%	31/03/2010
Alfred Bouckaert	CEO North, Central & Eastern Europe Business Unit	-	-	-	-	-	-
Claude Brunet	Chief Operating Officer	31/03/2006	19,608	31/03/2008	20,255	103%	31/03/2010
Christopher Condron	President &CEO AXA Financial Inc.	-	-	-	-	-	-
Denis Duverne	Group Chief Financial Officer	31/03/2006	31,864	31/03/2008	32,915	103%	31/03/2010
François Pierson	Chairman & CEO AXA France	31/03/2006	31,864	31/03/2008	33,100	104%	31/03/2010

Members of the Supervisory Board		Plan date	Performance Shares granted	Acquisition date	Performance Shares acquired during the year	Performance score over the acquisition period	End of restriction period
Wendy Cooper	Representative of employees shareholders at the Supervisory Board	-	-	-	-	-	-

In the table above all dates that are indicated shall read day/month/year.

170        2008 ANNUAL REPORT

Performance Shares becoming unrestricted during 2008 for each corporate bodies' members

Members of the Management Board		Plan date	Number shares becoming unrestricted during the year	Acquisition conditions
Henri de Castries	Chairman of the Management Board	-	-	-
Alfred Bouckaert	CEO North, Central & Eastern Europe Region	-	-	-
Claude Brunet	Chief Operating Officer	-	-	-
Christopher Condron	President & CEO AXA Financial Inc.	-	-	-
Denis Duverne	Group Chief Financial Officer	-	-	-
François Pierson	CEO AXA France	-	-	-

Members of the Supervisory Board		Plan date	Number shares becoming unrestricted during the year	Acquisition conditions
Wendy Cooper	Representative of employees shareholders at the Supervisory Board	-	-	-

Performance Units granted to corporate bodies' members during 2008

Members of the Management Board		Plan date	Performance Units granted	Value of units €	Acquisition date	End of restriction of shares	Performance conditions
Henri de Castries	Chairman of the Management Board	-	-	-	-	-	-
Alfred Bouckaert	CEO North, Central & Eastern Europe Business Unit	01/04/2008	49,000	832,020	01/04/2010	01/04/2012	- underlying earnings per share - P&C revenue - new business value Life
Claude Brunet	Chief Operating Officer	-	-	-	-	-	-
Christopher Condron	President & CEO AXA Financial Inc.	01/04/2008	105,544	1,792,137	01/04/2010	01/04/2012	- underlying earnings per share - P&C revenue - new business value Life
Denis Duverne	Group Chief Financial Officer	-	-	-	-	-	-
François Pierson	Chairman & CEO AXA France	-	-	-	-	-	-

	Members of the Supervisory Board	Plan date	Performance Units granted	Value of units €	Acquisition date	End of restriction of shares	Performance conditions
Wendy Cooper	Representative of employees shareholders at the Supervisory Board	01/04/2008	3,528	59,905	01/04/2010	01/04/2012	- underlying earnings per share - P&C revenue - new business value Life

In the table above all dates that are indicated shall read day/month/year.

Performance Units acquired by corporate bodies' members during 2008

Members of the Management Board		Plan date	Performance Units granted	Acquisition date	Performance Units acquired	Performance score over the period	Cash settlement €	Share settlement	End of restriction period
Henri de Castries	Chairman of the Management Board	-	-	-	-	-	-	-	-
Alfred Bouckaert	CEO North, Central & Eastern Europe Business Unit	31/03/2006	14,706	31/03/2008	15,953	108%	239,755	4,786	31/03/2010
Claude Brunet	Chief Operating Officer	-	-	-	-	-	-	-	-
Christopher Condron	President & CEO AXA Financial Inc.	31/03/2006	59,271	31/03/2008	62,469	105%	938,840	18,741	31/03/2010
Denis Duverne	Group Chief Financial Officer	-	-	-	-	-	-	-	-
François Pierson	Chairman & CEO AXA France	-	-	-	-	-	-	-	-

Members of the Supervisory Board		Plan date	Performance Units granted	Acquisition date	Performance Units acquired	Performance score over the period	Cash settlement €	Share settlement	End of restriction period
Wendy Cooper	Representative of employees shareholders at the Supervisory Board	31/03/2006	2,593	31/03/2008	2,734	105%	41,094	820	31/03/2010

In the table above all dates that are indicated shall read day/month/year.

172        2008 ANNUAL REPORT

SHARE OWNERSHIP OF MANAGEMENT BOARD AND SUPERVISORY BOARD
MEMBERS

Members of the Management Board

To the best knowledge of the Company, each of the Management Board members held, as of December 31, 2008, the number of AXA shares or ADR, and units of mutual funds invested in AXA shares indicated in the table below.

	Number of shares and number of units of mutual funds owned as of December 31, 2008
	AXA Shares	AXA ADR	Units of mutual fund invested in AXA shares
Henri de Castries (Chairman)	1,417,582	-	27
Alfred Bouckaert (Belgium)	13,619	-	90,453
Claude Brunet	254,815	-	-
Christopher Condron (United States)	-	569,765	8,678
Denis Duverne	641,799	18,734	662
François Pierson	127,709	-	16,984

As proposed by the Management Board, the Supervisory Board has decided to implement as from January 1, 2007 a shareholding policy applicable to all members of the Management Board and of the Executive Committee.

This policy requires each member of the Management Board and the Executive Committee to hold, during the entire duration of his/her functions, a minimum number of AXA shares (the "Minimum Shareholding Requirement") representing a multiple of his/her annual total cash remuneration (fixed salary plus annual variable remuneration) received for the previous fiscal year.

•  The Chairman of the Management Board is required to hold the equivalent of his total cash remuneration multiplied by 3.
•   Other Management Board members are required to hold the equivalent of their total cash remuneration multiplied by 2.
•   Executive Committee members are required to hold the equivalent of their total cash remuneration multiplied by 1.5.

AXA ordinary shares or ADRs or shares of listed Group subsidiaries, held directly or indirectly through mutual funds or similar investment vehicles, are taken into account for purposes of this Minimum Shareholding Requirement.

Each member of the Management Board and the Executive Committee is required to meet this Minimum Shareholding Requirement within a period of 5 years from (i) January 1, 2007 or (ii) the date of his/her first appointment to the Management Board or Executive
Committee.

Pursuant to Articles L.225-197-1 and L.225-185 of the French Commercial Code, the Supervisory Board has decided that, as long as a Management Board member has not met his Minimum Shareholding Requirement, all stock options and performance shares granted to him after January 1, 2007 will be subject to the following restrictions:
•   upon each exercise of these stock options granted after January 1, 2007, the Management Board member must continue to hold in registered form a number of shares obtained upon exercise equal in value to at least 25% of the pre-tax capital gain realized upon exercise (i.e. in France this equals approximately 50% of the post-tax capital gain). These shares will have to be held during the whole duration of the Management Board mandate;
•   for performance shares granted after January 1, 2007, the Management Board member must, at every share acquisition date, hold in registered form at least 25% of the performance shares acquired during the whole duration of the Management Board mandate.

These restrictions do not apply if a Management Board member is in compliance with his Minimum Shareholding
Requirement.

The following table summarizes the current status of each Management Board Member in relation to his Minimum Shareholding
Requirements as of December 31, 2008, based on the AXA share value at that date (€15.85):

Annual remuneration 2008				Shareholding requirement			Shareholding at 31/12/2008
	Fixed salary	Variable	Total remuneration	Number years	Amount	Target date	Number years	Amount	AXA shares	ADR AXA	AXA Shareplan units	Alliance Bernstein shares
Henri de Castries	€600,000	€2,593,190	€3,193,190	3	€9,579,570	01/01/2012	7.0	€22,491,516	1,417,582		27	2,000
Alfred Bouckaert	€650,000	€818,385	€1,468,385	2	€2,936,770	01/01/2012	1.1	€1,649,021	13,619		90,453
Claude Brunet	€360,000	€890,599	€1,250,599	2	€2,501,198	01/01/2012	3.2	€4,040,982	255,032	-	-	-
Christopher Condron	$995,397	$4,566,372	$5,561,769	2	$11,123,538	01/01/2012	2.3	$12,802,620	-	569,765	-	-
Denis Duverne	€480,000	€1,411,348	€1,891,348	2	€3,782,696	01/01/2012	5.6	€10,507,962	641,799	18,734	662	2,000
François Pierson	€430,000	€1,181,916	€1,611,916	2	€3,223,832	01/01/2012	1.4	€2,292,661	127,709	-	16,984	-

Members of the Supervisory Board

To the best knowledge of the Company based on information reported to it, each of the Supervisory Board member held, as of
December 31, 2008, the number of AXA shares or ADR indicated in the table below.

		Number of shares owned as of December 31, 2008
	AXA Shares	AXA ADR
Jacques de Chateauvieux - Chairman	5,270 (a)	-
Léo Apotheker	3,160	-
Ms. Wendy Cooper	-	23,685
Norbert Dentressangle - Vice-Chairman	7,861	-
Jean-Martin Folz	7,000	-
Jean-René Fourtou	9,185	-
Anthony Hamilton	4,436	21,607
Henri Lachmann	1,714	-
François Martineau	1,000	-
Gérard Mestrallet	2,825	-
Giuseppe Mussari	1,400	-
Michel Pébereau	5,666	-
Mrs. Dominique Reiniche	1,000	-
Ezra Suleiman	3,225	-
(a) Acquisition of 12,000 additional shares in February 2009.

174        2008 ANNUAL REPORT

TRANSACTIONS INVOLVING COMPANY STOCK COMPLETED
IN 2008 BY MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS

Transactions involving Company stock completed in 2008 by members of the Management Board

To the best of the Company's knowledge based on information reported to it, the members of the Management Board made the following disclosures in the course of 2008 concerning their transactions involving Company stock in compliance with Article
L.621-18-2 of the French Monetary and Financial Code. Detailed information about all of these transactions, as well as individual disclosures filed in accordance with Articles 223-22 and 223-25 of the AMF's (Autorité des marchés financiers) General Regulations, are published on the Company's website (www.axa.com) and on the AMF website (www.amf-france.org).

Name	Sale of AXA Shares (Number)	Sale of AXA ADR (Number)	Purchase of AXA Shares (Number)	Subscription options		Subscription and sale		Sale of units of AXA Group mutual funds Invested In AXA shares (Number)	Equity Issue reserved for employees (Shareplan)
				Subscription to AXA Shares (Number)	Subscription to AXA ADR (Number)	AXA Shares (Number)	AXA ADR (Number)		Subscription to units of AXA Group mutual funds Invested In AXA shares (Number)	Subscription to AXA ADR (Number)
Henri de Castries	-	18,734	-	12,229	-	-	162,394	8,720	8,721	-
Alfred Bouckaert	-		-	-	-	-	-	15,000	-	-
Claude Brunet	-		-	21,789	-	-	-	14,612	14,535	-
Christopher Condron	-		-	-	-	-	68,300	-	-	5,452
Denis Duverne	99,272		-	29,285	-	-	-	1,629	1,628	-
François Pierson	22,000		—	4,000	—	50,000	—	2,935	2,907	—

Transactions involving Company stock completed in 2008 by members of the Supervisory Board

To the best of the Company's knowledge based on information reported to it, several members of the Supervisory Board made the following disclosures in the course of 2008 concerning their transactions involving Company stock. Detailed information about all of these transactions, as well as individual disclosures filed in accordance with Articles 223-22 and 223-25 of the AMF
(Autorité des marchés financiers) General Regulations, are published on the Company's website (www.axa.com) and on the AMF website (www.amf-france.org).

Name	Sale of AXA Shares (Number)	Sale of AXA ADR (Number)	Purchase of AXA Shares (Number)	Subscription options		Subscription and sale		Sale of units of AXA Group mutual funds invested In AXA shares (Number)	Equity Issue reserved for employees (Shareplan)
				Subscription to AXA Shares (Number)	Subscription to AXA ADR (Number)	AXA Shares (Number)	AXA ADR (Number)		Subscription to units of AXA Group fund Invested In ordinary shares of AXA stock (Number)	Subscription to AXA ADR (Number)
Jacques de Chateauvieux	-	-	3,100	-	-	-	-	-	-	-
Norbert Dentressangle	-	-	5,000	-	-	-	-	-	-	-
Jean-Martin Folz	-	-	6,000	-	-	-	-	-	-	-
Jean-René Fourtou	-	1,356	-	-	-	-	-	-	-	-
François Martineau	-	-	1,000	-	-	-	-	-	-	-
Giuseppe Mussari	-	-	1,300	-	-	-	-	-	-	-

COMMITMENTS MADE TO MANAGEMENT BOARD AND SUPERVISORY BOARD
MEMBERS

Pension

The French members of the AXA Management Board (Henri de Castries, Claude Brunet, Denis Duverne and François Pierson)
participate, as all other executive employees (directeurs) of AXA Group entities in France, in a supplemental pension scheme pursuant to article 39 of the French Tax Code (Code Général des Impôts).

This scheme, which has existed since January 1, 1992, has been modified with effect from January 1, 2005.

The new scheme was approved by the Supervisory Board on December 22, 2004, after having been presented for advice to all work councils and central work councils in France during the last quarter of 2004.

Under this scheme, a supplementary pension is paid to executives who retire immediately upon leaving the AXA Group, at age
60 or later, and who have a minimum length of service of 10 years, of which at least 5 years as an executive.

The amount of the supplementary pension is calculated at the time of retirement and is in addition to the total amount of retirement pensions paid under mandatory schemes (Social Security, ARRCO, AGIRC) and under any other retirement scheme to which the beneficiary may have participated during his/her career, both within or outside the AXA Group.

The amount of the supplementary pension aims, for a minimum executive seniority of 20 years, at achieving a global pension equivalent to:
•   40% of the average gross remuneration of the past 5 years preceding the retirement date, if this average is superior to 12 annual
Social Security ceilings;
•   50% of the average gross remuneration of the past 5 years preceding the retirement date, if this average is inferior to 8 annual
Social Security ceilings;
•   2.4 Social Security ceilings +20% of the average gross remuneration of the past 5 years preceding the retirement date, if this average is between 8 and 12 annual Social Security ceilings.

Reduced rates apply for an executive seniority of less than 20 years. As an example, with 10 years of executive seniority, the supplementary pension allows to reach a global pension equivalent to 34% instead of 40%. This rate is reduced to 20% for an executive seniority of 5 years, and no supplementary pension is paid for an executive seniority of less than 5 years.

In case of departure from the Group before retirement, no supplementary pension is paid.

Christopher Condron, member of the Management Board and employee of AXA Equitable in the United States, benefits from a contractual supplementary pension arrangement providing for a payment at the age of 65 of an annual pension equivalent to
2% of his annual gross remuneration per year of service within the AXA Group.

The annual gross remuneration is defined as the average of the 36 highest monthly remunerations received during the past
60 months preceding retirement.

Alfred Bouckaert, member of the Management Board, benefits from a contractual supplementary pension arrangement with

AXA Holdings Belgium providing for a capital at the age of 65 equivalent to N/40 x (25% T1 + 75% T2) x 12.2221, where:
N = number of years of service
T1 = annual Social Security ceiling (€46,895 in 2008)
T2 = part of the fixed salary exceeding T1

In case of retirement between 60 and 65, the 25% and 75% coefficients are reduced by 1.6% per year of anticipation.

The financing of this scheme is ensured by an employee contribution of 4% of fixed salary, and a contribution by AXA Holdings
Belgium in order to guarantee the capital due at the age of 65.

The total obligation of the Company and its subsidiaries to provide pension or retirement to the aforementioned executives was
€31.6 million as of December 31, 2008.

Termination provisions

The French members of the AXA Management Board (Henri de Castries, Claude Brunet, Denis Duverne and François Pierson)
benefit, as employees and as all other executives of AXA Group companies in France, from the regulations provided for under the Collective Agreement of March 3, 1993 signed by the Fédération Française des Sociétés d'Assurances (F.F.S.A), the Syndicat
National des Cadres de Direction de l'Assurance (CFE-CGC) and the Syndicat du Personnel de Direction des Sociétés d'Assurances
et de Capitalisation (S.D.A.C).

176        2008 ANNUAL REPORT

Christopher Condron, a member of the Management Board and Chief Executive Officer of AXA Financial, Inc. and AXA Equitable
(together "AXA Equitable") in the United States, benefits from a contractual clause with AXA Equitable stating that in case
AXA Equitable terminates his employment for any reason other than gross misconduct, he would continue to receive compensation equivalent to his fixed salary (currently, $950,000) for a period of two years after his termination. In addition, Mr. Condron would receive a prorated bonus for the year of termination based on his target bonus amount (currently, $4.75 million) and additional payments equal to two annual bonuses at the target bonus amount. In the event Mr. Condron were to commence a competitive professional activity during the 2-year period following his termination, the payments based on his fixed salary would cease and the amount of the additional payments would be reduced based on the number of days elapsed from his termination date.

Alfred Bouckaert, a member of the AXA Management Board, benefits from a contractual clause with AXA Holdings Belgium stating that in case of termination of his position within AXA Holdings Belgium by this company for any other reason than gross misconduct, he would be given a 24 month notice period. If the notice period is not served, he would receive from
AXA Holdings Belgium an indemnity equivalent to 24 months of compensation, calculated on the basis of his fixed salary and variable compensation received during the past 12 months preceding the termination of his contract.

Management bodies' members concerned by the AFEP/MEDEF recommendation	Employment contract		Supplementary pension scheme		Indemnities or advantages due upon termination of the function		Indemnities due for non-competition clause
	Yes	No	Yes	No	Yes	No	Yes	No
Henri de Castries Chairman of the Management Board First appointment : October 11, 2006 Term of office: October 11, 2009	X (a)	-	X	-	-	X (b)	-	X
(a) Mr. Henri de Castries, Chairman of the Company's Management Board, has been employed by AXA under an employment contract since he joined the
Group in 1989. In accordance with the provisions of the AFEP / MEDEF Code, the Supervisory Board intends to consider the renewal of its employment contract prior to the end of its term of office on October 11, 2009.
(b) While Mr. de Castries, like all other executive employees of AXA Group companies in France, is covered by the Collective Agreement of March 3, 1993 described above, he does not benefit from any contractual or other commitments for compensation, indemnities or other advantages from the Company, any entity controlled by the Company or any shareholder of the Company that would be triggered by the termination of his position as Chairman of AXA's
Management Board.

EMPLOYEE SHAREHOLDERS

SharePlan

Since 1993, the AXA Group has promoted employee shareholding by offering each year to its employees an opportunity to become shareholders through a special equity issue reserved exclusively for them ("SharePlan").

By virtue of the authorization granted by the shareholders at the Extraordinary General Meeting of April 22, 2008, the Management
Board increased the Company's share capital through the issue of shares to Group employees under the SharePlan 2008 program.
The shareholders waived their preferential subscription rights so that this offering could be made to employees.

In countries that met the legal, regulatory and tax requirements for participation in SharePlan, two investment options were offered in 37 countries in 2008:
•   the traditional plan, offered in 36 countries,
•   the leveraged plan, offered in 36 countries.

The traditional plan allowed employees to subscribe through a personal investment to AXA shares (either through mutual funds
(FCPE) or through direct share ownership) with a 20% discount. The shares are held within the Group Company Savings Plan and are restricted from sale during a period of 5 years (except specific early exit cases allowed by applicable laws). Employees are subject to the share price appreciation, up or down, as compared to the subscription price.

At the end of the 5 year holding period, the employees can, depending on their residence country, do any one of the following:
(1) receive the cash value of their assets; (2) receive the value of their assets in the form of AXA shares; or (3) transfer their assets invested in the leveraged plan into the traditional sub-fund.

The leveraged plan allowed employees to subscribe, on the basis of 10 times their personal investment, to AXA shares (either through mutual funds (FCPE) or through direct share ownership) with a 14.15% discount in 2008. The shares are held within the
Group Company Savings Plan and are restricted from sale during a period of 5 years (except specific early exit cases allowed by applicable laws). Employees' personal investment is guaranteed by a bank, and employees also benefit from 70% of the share appreciation, as compared to the non-discounted reference price.
The leveraged plan is not accessible to Management Board and Executive Committee members.

New mutual funds (FCPE) with direct voting rights have been created since 2005 to allow beneficiaries, in most cases, to directly exercise their voting rights.

The SharePlan 2008 program was carried out through a share issue that took place in November 2008 and was open to almost all Group employees through voluntary contributions:
•  35,561 employees took part in SharePlan 2008, representing 29.6% of eligible employees.

•  The total amount invested was €460.3 million, as follows:
-€29.3 million in the traditional plan, and
-€431 million in the leveraged plan.

•  A total of 24.7 million new ordinary shares were issued, each with a par value of €2.29. These shares began earning dividends on January 1, 2008.

As of December 31, 2008, AXA employees and agents held 5.86% of the Group's outstanding ordinary shares and 6.77% of the voting rights. These shares are owned through mutual funds or directly, in the form of shares or ADRs.

178        2008 ANNUAL REPORT

3.3 DESCRIPTION OF THE COMPANY'S SHARE

REPURCHASE PROGRAM

Pursuant to article 241-2 of the AMF General Regulations, this section constitutes the description of the Company's share repurchase program that will be submitted to the Shareholders for approval at AXA's General Meeting on April 30, 2009.

Date of the Shareholders' Meeting called to authorize the program
April 30, 2009.

Treasury shares (held directly by the Company or owned by Company subsidiaries) as of January 31, 2009
The table below sets forth the number of AXA shares and the percentage of shares directly (treasury shares) or indirectly (shares held by the subsidiaries) held by the Company.

	Number of shares	% of share capital (a)	Par value (in Euro)
Treasury shares held directly by the Company	5,669,457 (b)	0.27%	12,983,056.53
Treasury shares owned by Company subsidiaries	17,496,175	0.84%	40,066,240.75
TOTAL	23,165,632	1.11%	53,049,297.28
(a) Percentage calculated on the basis of the number of Company's outstanding ordinary shares as of January 31, 2009 (Source: Euronext Notice of January 29, 2009).
(b) Excluding the 6,899,477 shares which are the object of a futures contract expiring on April 20, 2009.

Analysis of treasury shares in terms of objectives as of January 31, 2009

	Liquidity contract	Hedging of free shares granted to employees	Cancellation
Number of treasury shares held directly by the Company	5,650,000	19,457	-

Objectives of the Company's share repurchase program

Pursuant to the provisions of the European Commission Regulation n° 2273/2003 which came into force on December 22, 2003 and in accordance with market practices permitted by the AMF, the objectives of the Company's share repurchase program that will be submitted to the Shareholders' approval on April 30, 2009 are the following:

a)  optimizing the liquidity of AXA ordinary shares, notably to foster regular and liquid trading in the securities through a liquidity contract that complies with the Association Française des Marchés Financiers (AMAFI) Code of conduct approved by the
Autorité des marchés financiers (AMF), and agreed to with an investment service provider, in compliance with market practice accepted by the AMF;

b)  (i) hedging stock options offered to some or all employees or eligible corporate officers of the Company and/or affiliated entities or economic interest groups as defined in Article L.225-180 of the French Commercial Code, (ii) granting free shares to some or all eligible corporate officers, employees, former employees and general insurance agents enrolled in a employer-sponsored company savings plan sponsored by the Company or the AXA Group, (iii) granting free shares to some or all employees or eligible corporate officers of the Company and/or its affiliated entities or economic interest groups notably in accordance with
Article L.225-197-2 of the French Commercial Code, in connection with the provisions of Articles L.225-197-1 et seq. of the
French Commercial Code, and (iv) assigning shares to some or all employees, former employees, eligible corporate officers and general insurance agents of the Company or the AXA Group in connection with the implementation of any employee savings plan in accordance with the applicable laws and regulations, notably the Articles L.3332-1 et seq. of the French Labor Code,
or any other employee savings plans;

c)  holding shares for the purpose of subsequent payment or in exchange in respect of potential external growth acquisitions, in compliance with the market practice accepted by the AMF;

d) delivering shares upon exercise of rights attached to debt instruments giving a claim on the Company's share capital by way of repayment, conversion, exchange, presentation of a warrant or in any other manner;

e)  canceling some or all of these shares, provided that the Management Board is duly authorized by the Shareholders, under an extraordinary resolution, to reduce the capital through the cancellation of the shares acquired pursuant to a share repurchase program; or

f)  in general, performing all operations admissible, or to be subsequently admitted, by the laws and regulations in force.

Maximum percentage of share capital, maximum number and types of securities that may be repurchased by the Company and maximum purchase price

Share repurchase program submitted to Shareholders approval on April 30, 2009
Type of securities	Maximum % of share capital	Maximum number of shares(a)	Maximum purchase price (per share)
Ordinary shares	10%	208,915,816	€30
(a) This number corresponds to the theoretical maximum number of shares that may be purchased by the Company, calculated on the basis of the Company's registered share capital as of December 31, 2008, i.e. €4,784,172,207.01 divided into 2,089,158,169 shares. Based on the number of treasury shares held directly by the Company on that date, AXA may purchase up to 204,196,309 of its own securities.

Duration of the repurchase program

18 months, subject to the approval of the program by the ordinary Shareholders' Meeting of April 30, 2009.

Table of transactions made during the current share repurchase program (until January 31, 2009)

Number of shares purchased since the beginning of the program	36,015,728
Number of shares sold since the beginning of the program	39,550,205
Number of shares transferred since the beginning of the program	2,192
Number of shares cancelled since the beginning of the program	-

All of the share repurchases in the above table were made for cash.
The Company entered into a derivatives transaction on December 23, 2008 consisting of a futures contract with respect to
6,899,477 shares with an expiration date of April 20, 2009.

Transactions completed in 2008 by AXA in its own shares

In connection with its share repurchase programs, which were approved respectively by AXA's Shareholders at their Annual
Meeting held on May 14, 2007 (13th resolution) and at their Annual Meeting held on April 22, 2008 (15th resolution), AXA, in accordance with the provisions of article L.225-209 of the French Commercial Code, has continued the liquidity contract dated
May 16, 2005 that complies with the AMAFI Code of Conduct approved by AMF. This contract has an initial duration of one year, is automatically renewed unless terminated by one of the parties and appoints Crédit Agricole Cheuvreux to execute transactions pursuant to the terms of the contract.

Between January 1, 2008 and April 22, 2008, 10,285,769 shares were purchased under this liquidity contract for an average weighted gross unit price of €23.05 and 10,250,769 shares were sold for an average weighted gross unit price of €23.20. Related transaction fees incurred over the same period amounted to €134,000.

Between April 23, 2008 and December 31, 2008, 31,236,387 shares were purchased under this liquidity contract for an average weighted gross unit price of €18.44, and 28,821,387 shares were sold for an average weighted gross unit price of €18.81. Related transaction fees incurred over the same period amounted to €266,000.

In addition, and in connection with the two share repurchase programs mentioned above (liquidity contracts being excluded),
AXA repurchased 247,202 of its own shares (exercises of call options and settlements of futures contracts) between January 1,
2008 and April 22, 2008 for an average weighted gross unit price of €23.11, and between April 23, 2008 and December 31, 2008
AXA sold, off-exchange, 6,899,477 of its own shares for a unit price of €15.09.

As a result, on December 31, 2008 the number of treasury shares held under the liquidity contract was 4,700,000 and the number of treasury shares, allocated for hedging purposes, was 19,507, i.e. a total of 4,719,507 shares held directly by the Company, equal to 0.23% of AXA's share capital at the year-end closing date, acquired for an aggregate purchase price of €64,430,658.86
(with a par value of €2.29 per share).

180        2008 ANNUAL REPORT

3.4 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

CAPITAL OWNERSHIP

As of December 31, 2008, AXA's fully paid up issued and outstanding share capital totaled €4,784,172,207.01 divided into
2,089,158,169 shares, each with a par value of €2.29 and eligible for dividends as of January 1, 2008.

To the best of the Company's knowledge, the table below summarizes the ownership of its issued outstanding ordinary shares and voting rights as of December 31, 2008:

	Number of shares	Capital ownership	Voting rights (a)
Mutuelles AXA (b)	298,481,985	14.29%	23.10%
Treasury shares held directly by the Company	4,719,507 (f)	0.23%	[0.18%] (c)'
Treasury shares held by Company subsidiaries (directly or indirectly) (d)	17,584,586	0.84%	[0.68%] (c)
Employees and agents	122,348,395	5.86%	6.77%
BNP Paribas SA	120,943,566	5.79%	9.36%
General public	1,525,080,130	72.99%	59.91%
TOTAL	2,089,158,169 (e)	100%	100%
(a) In this table voting rights' percentages are calculated on the basis of all shares with voting rights attached, notwithstanding the fact that certain of these shares may be deprived of voting rights by law or otherwise (for example, treasury shares are deprived of voting rights under French law).
(b)  AXA Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle.
(c) These shares will be entitled to vote when they cease to be treasury shares (e.g. upon their sale or other transfer to an unaffiliated third party).
(d) Treasury shares as indicated in Note 13 to "Consolidated Financial Statements" included in Part V of this Annual Report.
(e) Source: Euronext Notice of December 29, 2008. (f) Excluding the 6,899,477 shares which are the object of a futures contract expiring on April 20, 2009.

To the best of the Company's knowledge, no shareholder held more than 5% of the Company's outstanding ordinary shares or of the voting rights as of December 31, 2008 except as indicated in the table above.

Certain of the Company's shares are entitled to double voting rights as described in Part VI "Certain additional information"
- "Voting rights" Section of this Annual Report. Of the Company's 2,089,158,169 outstanding ordinary shares as of
December 31, 2008, 495,306,020 shares entitled their holders to double voting rights as of that date.

Significant changes in capital ownership

Significant changes in ownership of the Company's share capital between December 31, 2006 and December 31, 2008 are set forth in the table below.

As of December 31, 2008|a|
	Number of shares	Capital ownership (%)	Number of votes	Voting rights (%)	Number os share
Mutuelles AXA (b)	298,481,985	14.29%	596,963,970	23.10%	298.481,986
Treasury shares held directly by the Company	4,719,507	0.23%	[4,719,507] (c)	[0.18%] (c)	9,896,268
Treasury shares held by Company subsidiaries (directly and indirectly) (d)	17,584,586	0.84%	[17,584,586] (c)	[0.68%] (c)	20,859,062
Employees and agents	122,348,395	5.86%	175,001,141	6.77%	107,755,703
General public (e)	1,646,023,696	78.78%	1,790,194,985	69.27%	1,623,760,473
TOTAL	2,089,158,169 (f)	100%	2,584,464,189	100%	2,060,753,492

(a) In this table voting rights’ percentages are calculated on the basis of all shares with voting rights attached, notwithstanding the fact that certain of these shares may be deprived of voting rights by law or otherwise (for example, treasury shares are deprived of voting rights under French law).
(b) AXA Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle.
(c) These shares will be entitled to vote when they cease to be treasury shares (e.g. upon their sale or other transfer to an unaffiliated third party).
(d) Treasury shares as indicated in Note 13 to “Consolidated Financial Statements” included in Part V of this Annual Report.
(e) Source: Euronext Notice of December 29, 2008.
(f) Excluding the 6,899,477 shares which are the object of a futures contract expiring on April 20, 2009

As of December 31, 2008, to the best of the Company's knowledge based on the information available to it, the Company had approximately:
•   10,463 total registered holders of its ordinary shares (i.e. shareholders holding in nominative form); and
•  90,498,617 ADSs outstanding, representing approximately 4.3% of the Company's total outstanding ordinary shares.

As of December 31, 2008, to the best of the Company's knowledge based on the information available to it, (i) substantially all of the ADS were held by U.S. residents and (ii) approximately 19.55% of the Company's total outstanding ordinary shares were held by U.S. residents (including the ordinary shares held through the ADR program).

Fully diluted capital as of December 31, 2008

The following table indicates the Company's fully diluted share capital, assuming that the maximum number of new shares is issued following the exercise of all outstanding stock options and warrants.

Fully diluted capital
Ordinary shares issued on December 31, 2008|a|	2,089,158,169
Stock options	80,226,817
Stock subscription warrants related to the SharePlan operation in Germany	5,480,275
Maximum total number of shares	2,174,865,261
(a) Source: Euronext Notice of December 29, 2008.

182        2008 ANNUAL REPORT

As of December 31, 2007 (a)			As of December 31, 2006 (a)
Capital ownership (%)	Number of votes	Voting rights (%)	Number of shares	Capital ownership (%)	Number of votes	Voting rights (%)
14.48%	496,139,340	20.84%	298,481,986	14.26%	485,761,485	20.65%
0.48%	[9,896,268] (c)	[0.42%] (c)	2,554,613	0.12%	[2,554,613] (c)	[0.11%] (c)
1.01%	[20,859,062] (c)	[0.88%] (c)	26,991,283	1.29%	[26,991,283] (c)	[1.15%] (c)
5.23%	143,111,767	6.01%	105,004,498	5.02%	151,907,600	6.46%
78.80%	1,710,668,535	71.85%	1,659,855,934	79.31%	1,685,036,402	71.63%
100%	2,380,674,972	100%	2,092,888,314	100%	2,352,251,383	100%

AXA SUBORDINATED CONVERTIBLE BONDS AS OF DECEMBER 31, 2008 (a)

Subordinated convertible bonds from February 17, 2000
Number of bonds	6,646,524
Issue price	€165.50
Total principal amount	€1,099,999,722
Closing date	February 17,2000
Maturity date	January 1,2017
Coupon	3.75%
Conversion	Starting February 17, 2000: 4.15 (b) shares for 1 bond
Maturity of the bonds	Total redemption on January 1, 2017 at €269.16 per bond, i.e. 162.63% of the nominal amount
Early redemption
- The Company may purchase the bonds on any Stock Exchange or otherwise in accordance with applicable law, including by way of tender for purchase or exchange, - At the option of the issuer, in cash, from January 1, 2007 at a price with a gross 6% actuarial yield, if the Company's share average over 10 consecutive days is above 125% of the anticipated repayment price, - At anytime, at the option of the issuer, at €269.16 if the number of bonds in circulation is below 10% of the number of bonds issued.

Number of bonds in circulation as of December 31, 2008	6,636,896
(a) AXA's 2017 bonds can still be converted, but any dilutive impact created by the issuance of new shares resulting from the conversion of the bonds is neutralized by the automatic exercise of call options on the AXA shares which have been put in place since January, 2007.
(b) Following the capital increase with preferential subscription rights made by AXA in June 2006 in order to finance part of the Winterthur acquisition, the conditions of conversion of AXA 2017 convertible bond were adjusted. The conversion ratio was increased from 4.06 to 4.15 AXA shares with a par value of €2.29 for one convertible bond (see Euronext notice n° 2006-2063 published on July 18, 2006).

RELATED PARTY TRANSACTIONS, EMPLOYEE SHAREHOLDERS
AND CROSS-SHAREHOLDING AGREEMENTS

Related party transactions

For information concerning related party transactions, please see Part V "Consolidated Financial Statements" - Note 27 "Related
Party Transactions" of this Annual Report.

Employee shareholders

SharePlan

Since 1993, the AXA Group has promoted employee shareholding by offering each year to its employees an opportunity to become shareholders through a special equity issue reserved exclusively for them ("SharePlan").

By virtue of the authorization granted by the shareholders at the Annual General Meeting of April 22, 2008 (19th resolution), the
Management Board increased the Company's share capital in one offering, through the issue of shares to Group employees under the SharePlan 2008 program. The shareholders waived their preferential subscription rights to facilitate this offering to employees. In the countries that met the legal and tax requirements for participation in SharePlan, two investment options were offered in 2008:
•   the traditional plan, offered in 36 countries,
•   the leveraged plan, offered in 36 countries.
More than 35,000 employees in 37 countries took part in SharePlan 2008, and participating employees invested a total of approximately €460 million, as follows:
•  €29.3 million in the traditional plan, and
•  €431 million in the leveraged plan.

On the closing of the 2008 SharePlan offering in November 2008, AXA issued a total of 24.7 million new ordinary shares each with a par value of €2.29, all of which were entitled to dividends for 2008. Most Group employees participating in SharePlan are entitled to directly exercise their voting rights at AXA's Shareholders' Meetings.

As of December 31, 2008, AXA employees and agents held 5.86% of the Group's outstanding ordinary shares and 6.77% of the voting rights. These shares are owned through mutual funds or directly, in the form of shares or ADRs.

184        2008 ANNUAL REPORT

AXA Miles

In order to reward its employees for the results obtained in 2005 and 2006 and to foster their engagement to the success of its
"Ambition 2012" project, AXA has implemented a worldwide program of granting free shares to all its employees, called "AXA
Miles".

By virtue of the authorization granted by the shareholders at the Annual General Meeting of May 14, 2007, the Management
Board granted on July 1, 2007, 50 AXA shares to each employee of the AXA Group, with the exception of Management Board and Executive Committee members.

This broad-based grant to all employees having at least 3 months of service as of July 1, 2007, regardless of their position or compensation level, was designed to underline the important role that all Group employees have in helping the Group to attain its Ambition 2012 objectives.

The AXA Miles program resulted in a grant of 5,586,900 AXA shares to 111,738 employees in 54 countries. While the vesting conditions and holding periods applicable to these shares vary depending on local regulations, these shares generally are not fully vested and available to employees before the fourth anniversary of the grant date.

Cross-Shareholding Agreements

AXA has entered into cross-shareholding agreements with BNP Paribas and Schneider which are described hereafter.

Agreement with BNP Paribas

On December 15, 2005, and after authorization by the AXA Supervisory Board on June 29, 2005, the AXA Group and the
BNP Paribas Group entered into an agreement that replaces a prior agreement between them dated September 12, 2001.

The 2005 agreement maintains the provisions of the prior agreement concerning minimal and stable cross-shareholdings. Pursuant to the agreement, the AXA Group undertakes to hold at least 43,412,598 shares of BNP Paribas and the BNP Paribas Group undertakes to hold at least 61,587,465 shares of AXA. These amounts are subject to adjustment to reflect the impact of certain capital transactions, including, but not limited to: capital increases, free allotments of stock, stock splits or similar transactions.
In addition, the agreement includes an option for each party to repurchase its shares in the event of a hostile change of control of the other party.

In force for a period of five years starting from December 16, 2005, this agreement is renewable automatically for an initial period of two years and for successive periods of one year thereafter, unless one of the two parties decides to terminate the agreement earlier, in which case the terminating party is required to give three months notice prior to the next renewal date.

The agreement was made public by the AMF (Autorité des marchés financiers) on December 21, 2005.

Agreement with Schneider

On May 15, 2006, and after authorization by the AXA Supervisory Board on December 21, 2005, the AXA Group, the Mutuelles
AXA and the Schneider Group entered into an agreement that provides for the maintenance of minimal cross-shareholdings. Under the terms of this agreement, the AXA Group undertakes to hold at least 2,583,300 shares of Schneider stock and the Schneider
Group undertakes to hold at least 8,816,681 AXA ordinary shares. The number of shares held under this cross-shareholding agreement will be adjusted as needed to reflect the impact of certain capital transactions, including, but not limited to: capital increases, free allotments of stock, stock splits or similar transactions. In addition, the agreement includes an option for each party to repurchase its shares in the event of a hostile change of control of the other party.

In force for a period of one year from the date of signature, this agreement is renewable automatically for successive periods of one year thereafter, unless one of the parties decides to terminate beforehand, in which case the terminating party is required to give three months notice prior to the next renewal date.

The agreement was made public by the AMF (Autorité des marchés financiers) on May 31, 2006.

PricewaterhouseCoopers Audit                                                                                                                                          Mazars

62, rue de Villiers                                                                                                                                         61, rue Henri Régnault

92208 Neuilly-sur-Seine Cedex                                                                                                                         92400 Courbevoie

Special report of the Statutory Auditors on regulated agreements and commitments

(Article L.225-209 of the French Commercial Code)
(for the year ended December 31, 2008)

This is a free translation into English of the Statutory Auditors' report issued in French and which is provided solely for the convenience of English readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of your Company, we hereby submit our report on regulated agreements and commitments.

It does not fall within the scope of our assignment to ascertain the potential existence of other agreements and commitments but rather, on the basis of the information that was supplied to us, to inform you, the shareholders, of the main features of those agreements of which we have been informed. It is not our responsibility to express an opinion on the utility or merits of such agreements. Pursuant to Article R.225-58 of the French Commercial Code, you are asked to form an opinion on the relevance of such agreements for the purpose of approving them.

No notice of Agreements and commitments:

No regulated commitment or agreement falling within the scope of Articles L.225-86 and L.225-90-1 of the French Commercial
Code was submitted to us.

Agreements and commitments approved in prior fiscal years that remained in force in 2008:

In accordance with French Commercial Code, we have been informed that the following commitments and regulated agreements, approved in prior fiscal years, remained in force in 2008:

• With the BNP Paribas Group
On December 15, 2005 and after authorization by the AXA Supervisory Board on June 29, 2005, the AXA Group (AXA and its
subsidiaries) and the BNP Paribas Group entered into an agreement that replaces the one in force since September 12, 2001.
The new agreement contains provisions in terms of minimal and stable cross-shareholdings (the AXA Group undertakes initially to hold at least 43,412,598 shares of BNP Paribas stock; the BNP Paribas Group undertakes initially to hold at least 61,587,465 shares of AXA stock; these amounts will be adjusted thereafter in order to reflect the impact of capital transactions, including but not limited to free allotments of stock or share tenders involving the same company (stock splits or regrouping, etc.), and capital increases involving either BNP Paribas or AXA, and also provides for a reciprocal repurchase option in the event of a hostile takeover on either AXA or BNP Paribas.

In force for a period of five years as from December 16, 2005, this agreement is renewable automatically for an initial period of two years and for successive periods of one year thereafter, unless one of the two parties decides to terminate beforehand, in which case it is required to give three months notice prior to the next renewal date.
The agreement was made public by the AMF (Autorité des marchés financiers) on December 21, 2005.

• With Schneider
On May 15, 2006, and after authorization by the AXA Supervisory Board on December 21, 2005, the AXA Group (the AXA
Mutuelles, AXA and its subsidiaries) and the Schneider Group entered into an agreement that provides for the maintenance of minimal cross-shareholdings. Under the terms of this agreement, the AXA Group undertakes to hold at least 2,583,300 shares of Schneider stock and the Schneider Group undertakes to hold at least 8,816,681 shares of AXA stock. The number of shares held under this cross-shareholding agreement will be adjusted as needed in order to reflect the impact of capital transactions, including but not limited to free allotments of stock or share tenders involving the same company (stock splits or regrouping, etc.). In addition, the parties have consented to a reciprocal repurchase option in the event of a hostile takeover on either AXA or Schneider.

In force for a period of one year as of the date of its signature, this agreement is renewable automatically for successive periods of one year thereafter, unless one of the parties decides to terminate beforehand, in which case it is required to give three months notice prior to the next renewal date.

186        2008 ANNUAL REPORT

The agreement was made public by the AMF (Autorité des marchés financiers) on May 31, 2006.

We performed our work in accordance with the standards of our profession applicable in France. These standards consisted in the verification of the consistency between the information we received and the original documentation in which these information were contained.

Courbevoie and Neuilly sur Seine, March 25, 2008

The Statutory Auditors

PricewaterhouseCoopers Audit                                                                         Mazars

Yves Nicolas - Eric Dupont                                                Patrick de Cambourg - Jean-Claude Pauly

3.5 THE OFFER AND LISTING

MARKETS

The principal trading market for the Company's ordinary shares is the Compartment A of Euronext Paris. The AXA ADSs, each representing one AXA ordinary share, are listed on the New York Stock Exchange.

Trading on Euronext Paris

Official trading of listed securities on Euronext Paris, including the Company's ordinary shares, is transacted through French stockbrokers (sociétés de bourse) and takes place continuously on each business day in Paris from 9:00 a.m. to 5:25 p.m. (Paris time), with a fixing of the closing price at 5:30 p.m.

In France, the Company's ordinary shares are included in the principal index published by Euronext Paris (the "CAC 40 Index").
The Company's ordinary shares are also included in Euronext 100, the index representing Euronext's blue chip companies based on market capitalization. The Company's ordinary shares are also included in the Dow Jones STOXX 50 and Dow Jones Euro
STOXX 50, blue chip indices comprised of the 50 most highly capitalized and most actively traded equities throughout Europe and within the Eurozone, respectively. In addition, the Company's ordinary shares are also included in the Dow Jones Euro Stoxx
Insurance, the insurance related index for companies within the Eurozone.

The table below sets forth, for the periods indicated, the reported high and low prices (closing and intraday) in Euro for the
Company's ordinary shares on Euronext Paris:

Calendar Period	Closing High (€) (a)	Closing Low (€) (a)	Intraday High (€)	Intraday Low (€)
2003	16.67	8.76	17.05	8.75
2004	18.76	15.47	18.99	15.30
2005	27.43	17.72	27.54	17.56
2006
First quarter	29.48	25.59	30.05	25.15
Second quarter	29.92	23.41	30.08	23.00
Third quarter	29.52	24.28	29.62	23.92
Fourth quarter	31.13	28.07	31.26	28.06
Annual	31.13	23.41	31.26	23.00
2007
First quarter	34.42	29.53	34.48	29.50
Second quarter	34.61	31.00	34.88	30.55
Third quarter	32.72	27.78	32.95	27.56
Fourth quarter	32.28	25.33	32.49	25.12
Annual	34.61	25.33	34.88	25.12
(a) Following the issue of new shares with preferential subscription rights made by AXA in June 2006 (see Euronext notice n° 2006-1670 published on June 14,
2006), historical share prices were adjusted on the basis of the theoretical value of the right (see Euronext notice n° 2006-1719 published on June 16. 2006).

188        2008 ANNUAL REPORT

Calendar Period	Closing High (€) (a)	Closing Low (€) (a)	Intraday High (€)	Intraday Low (€)
2008
First quarter	26.98	19.45	27.60	19.18
Second quarter	25.44	18.86	25.68	18.05
Third quarter	24.65	17.22	24.95	16.08
Fourth quarter	24.23	11.71	24.29	11.11
Annual	26.98	11.71	27.60	11.11
2008 and 2009
August 2008	22.35	18.69	22.67	18.53
September 2008	24.65	19.77	24.95	18.50
October 2008	24.23	12.04	24.29	11.91
November 2008	17.00	11.71	17.12	11.11
December 2008	16.80	13.65	17.20	13.57
January 2009	17.15	11.40	17.35	10.88
February 2009	13.69	7.34	13.82	7.06
(a) Following the issue of new shares with preferential subscription rights made by AXA in June 2006 (see Euronext notice n° 2006-1670 published on June
14, 2006), historical share prices were adjusted on the basis of the theoretical value of the right (see Euronext notice n° 2006-1719 published on June 16,
2006).

Trading on the New York Stock Exchange

The Bank of New York Mellon serves as depositary with respect to the Company's ADSs traded on the NYSE. Each ADS represents the right to receive one ordinary share.

The table below sets forth, for the periods indicated, the reported high and low prices (closing and intraday) in U.S. dollars for the Company's ADSs on the NYSE:

Calendar Period	Closing High ($)	Closing Low ($)	Intraday High ($)	Intraday Low ($)
2003	21.47	10.32	21.49	9.96
2004	24.82	19.18	24.94	19.00
2005	33.33	23.40	33.35	23.35
2006
First quarter	35.86	31.47	35.96	31.40
Second quarter	38.62	30.13	38.76	29.81
Third quarter	37.80	30.73	37.80	30.36
Fourth quarter	40.55	36.92	40.70	36.72
Annual	40.55	30.13	40.70	29.81
2007
First quarter	45.33	39.82	45.39	38.95
Second quarter	47.01	41.19	47.10	41.17
Third quarter	44.96	37.51	45.25	36.57
Fourth quarter	45.55	37.72	45.85	37.68
Annual	47.01	37.51	47.10	36.57

Calendar Period	Closing High ($)	Closing Low ($)	Intraday High ($)	Intraday Low ($)
2008
First quarter	39.69	30.67	40.17	30.09
Second quarter	39.57	29.42	40.00	29.42
Third quarter	35.95	27.19	36.00	26.28
Fourth quarter	34.30	13.86	34.75	13.78
Annual	39.69	13.86	40.17	13.78
2008 and 2009
August 2008	33.82	29.24	33.93	28.88
September 2008	35.95	27.79	36.00	26.32
October 2008	34.30	15.87	34.75	14.85
November 2008	21.99	13.86	22.31	13.78
December 2008	23.27	17.15	23.27	17.10
January 2009	24.13	15.18	24.20	14.23
February 2009	17.80	9.08	18.06	9.00
We cannot assure you of the market price of the Company's ordinary shares or ADSs, and past price is no indication of future performance. We urge you to obtain current market quotations for these securities.

190        2008 ANNUAL REPORT

PART IV

RISK FACTORS, CERTAIN
DISCLOSURES ABOUT MARKET
RISKS AND RELATED MATTERS

4.1 RISK FACTORS
Risks relating to the financial markets, our financial strength ratings and financial
condition, the valuation of our assets and related matters	192
Risks relating to the structure of our Group, the scope and nature of our business, the environment in which we operate and the products we offer	197
Risks related to ownership of AXA ADSs or ordinary shares	204
4.2 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK AND RISK FACTORS
The Risk Management organization	206
Market risk	208
Credit risk	218
Insurance risk	222
Operational risks	226
4.3 CERTAIN FINANCIAL INFORMATION
Legal Proceedings	228
Dividend Policy	228
Significant changes	228

4.1 RISK FACTORS

You should carefully consider the following risks. These risks could materially affect our business, results of operations or financial condition, cause the trading price of our ordinary shares and/or ADSs to decline materially or cause our actual results to differ materially from those expected or those expressed in any forward looking statements made by or on behalf of the Company.
The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations or cash flows.

RISKS RELATING TO THE FINANCIAL MARKETS, OUR FINANCIAL STRENGTH
RATINGS AND FINANCIAL CONDITION, THE VALUATION OF OUR ASSETS AND
RELATED MATTERS

Current difficult conditions in the global financial markets and the economy may materially adversely affect our business and profitability, and these conditions may continue

Our results of operations are materially affected by conditions in the global financial markets and the economy generally. The stress experienced in the global financial markets that started in the second half of 2007 continued and substantially increased throughout 2008 and continues in 2009. A wide variety of factors including concerns over the availability and cost of credit, the stability and solvency of financial institutions and other companies, future inflation, energy costs, and geopolitical issues have contributed to increased volatility and diminished expectations for the economy in general and the markets going forward. These factors, combined with volatile oil prices, depressed real estate markets, falling equity market values, declining business and consumer confidence and the risks of increased future inflation and unemployment, have precipitated a significant economic slowdown and fears of a potential global recession.

The global fixed-income markets are experiencing a period of both extreme volatility and limited market liquidity conditions, which have affected a broad range of asset classes and sectors. As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. Global equity markets experienced a severe correction of historic proportions over the past months with many major markets falling more than 40%
from their peak and continue to experience extreme volatility.

These events and the continuing market upheavals, including extreme levels of volatility, have had and may continue to have an adverse effect on our revenues and results of operations in part because we have a large investment portfolio and are also dependent upon customer behavior and confidence. In 2008 our consolidated revenues declined from their 2007 levels and our net income fell significantly from 2007 levels due to a variety of factors including impairments and unfavorable changes in the values of our investment assets. A prolonged continuation of the adverse market and broader economic environment that we experienced at the end of 2008 and early 2009, may continue to adversely affect our business and future profitability, particularly our Life & Savings and Asset Management businesses. In our Life & Savings business, these conditions could affect the sales of our participating life insurance and pension products, mutual funds, asset management services and products with financial risk borne by the policyholders (unit-linked), including variable annuity products and variable life products. In particular, protracted or steep declines in the stock or bond markets typically reduce the popularity of unit-linked products. Also, the account value of these products will be affected by a downturn in financial markets and decreased account values will decrease the fees generated by these products. In our Asset Management business, these adverse market conditions may result in continued decreases in the value of the assets we manage and affect our ability to accumulate and retain those assets, since clients may choose to withdraw assets under management in these circumstances.

Our ability to make a profit on insurance products and investment products, including fixed and guaranteed products, depends in part on the returns on investments supporting our obligations under these products, and the value of specific investments may fluctuate substantially depending on the foregoing conditions. Certain types of insurance and investment products that we offer expose us to risks associated with fluctuations in financial markets, including certain types of interest sensitive or variable products such as guaranteed annuities or variable annuities, which have crediting or other guaranteed rates or guaranteed minimum benefits not necessarily related to prevailing market interest rates or investment returns on underlying assets. Although we use hedging techniques to manage our exposure under certain of these guarantees, increased volatility in the financial markets, combined with unanticipated policyholder behavior, may increase the cost of these hedges and/or negatively affect our ability to hedge certain of these risks, which may adversely affect our profitability. For further risks related to our hedging techniques, see "Risks relating to the nature of our business and the environment in which we operate - Our hedging programs may be inadequate to protect us against the full extent of the exposure or losses we seek to mitigate which may negatively impact our business, results of operations and financial condition."

192        2008 ANNUAL REPORT

Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, ultimately, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our financial and insurance products could be adversely affected. In addition, we may experience an elevated incidence of lapses or surrenders of policies, and our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. These developments could have a material adverse effect on our business, results of operations and financial condition.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, access to capital and cost of capital

The capital and credit markets have been experiencing extreme volatility and disruption for more than eighteen months. In the second half of 2008, the volatility and disruption reached unprecedented levels and severely limited the availability of additional liquidity in the markets and credit capacity for most issuers including AXA.

We need liquidity to pay our operating expenses (including claims and surrenders), interest on our debt, dividends on our capital stock and to refinance certain maturing debt and other liabilities. In addition, we need liquidity in connection with certain derivatives transactions to which we are party which require us to post cash collateral and/or subject us to margin calls in certain circumstances. A lack of sufficient liquidity and/or access to financing over a prolonged period may have a material adverse effect on our business, results of operations and consolidated financial position. The principal sources of our liquidity are insurance premiums, annuity considerations, deposit funds, asset management fees, cash flows from our investment assets and cash/cash-
equivalents on our balance sheet. Sources of liquidity in normal markets also include a variety of short-and long-term instruments, including repurchase agreements, commercial paper, medium-and long-term debt, junior subordinated debt securities, capital securities and stockholders' equity.

In the event our current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long-or short-term financial prospects if we incur large investment losses or if the level of our business activity decreased due to a market downturn. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. While management has in place a liquidity risk management framework that includes active monitoring of the Group's liquidity position and contingency plans for accessing liquidity, if our internal sources of liquidity prove to be insufficient or if our liquidity requirements change so as to require additional funding, we may not be able to successfully obtain additional financing on favorable terms, or at all.

Continued disruptions, uncertainty and volatility in the capital and credit markets of the type experienced over the past months may also limit our access to the financing required to operate our business, most significantly our insurance operations, refinance, in a timely manner, our maturing debt or other liabilities, satisfy statutory capital requirements of our insurance subsidiaries and access the financing necessary to grow our business organically and/or through acquisitions. In this context, we may be forced to delay raising capital or to accept onerous financing which could decrease our profitability and significantly reduce our financial flexibility.

The Company's consolidated solvency margin declined significantly during 2008 and continued adverse capital market conditions may further negatively impact our consolidated solvency margin and the regulatory capital requirements of our insurance subsidiaries which could have a material adverse affect on our business, liquidity, credit ratings, results of operations and financial position

The Company's insurance subsidiaries are subject to the regulatory capital requirements in the jurisdictions where they do business, which are designed to monitor capital adequacy and to protect policyholders. While the specific regulatory capital requirements (including definition of admitted assets and methods of calculation) vary between jurisdictions, an insurer's required capital can be impacted by a wide variety of factors including, but not limited to, business mix, product design, sales volume, invested assets, liabilities, reserves and movements in the capital markets, including interest rates and equity markets. Regulatory capital requirements may increase, possibly significantly, during periods of declining equity markets and/or lower interest rates such as those experienced during 2008.

At the consolidated Group level, the Company is required to calculate, in accordance with applicable French "Solvency I"
regulations, a consolidated solvency margin ratio which represents the Company's total available capital as compared to its required regulatory capital. Under applicable French regulations, 100% is the minimum required consolidated solvency margin for the Company. At December 31, 2008 the Company's consolidated solvency margin was 131% (or 127% taking into account the proposed 2008 dividend payment of €0.40 per share) which represented a €6 billion capital surplus at that date: (i) €22.1 billion of required capital1, versus (ii) €28.1 billion of available capital2. The Company's year-end 2008 solvency margin is lower than its consolidated solvency margin at December 31, 2007 (154%) and December 31, 2006 (186%). While management believes

(1) For this purpose, required capital is calculated based on formulas that take into account a variety of factors including (i) for life & savings business: specified percentages of mathematical reserves (4% of mathematical reserves for business where investment risk is borne by the insurer and 1% of mathematical reserves for business where investment risk is borne by policyholders) adjusted by an entity specific retention rate plus an amount of capital at risk; and
(ii) for property & casualty business, the highest amount of the following two results: 23% of the average cost of claims or 16% of the gross premiums written or earned, in each case, subject to various adjustments.
(2) For this purpose, available capital represents (i) tangible net asset value, i.e. consolidated shareholders equity less intangible assets (including DAC).
perpetual debt and certain other items, plus (ii) subordinated debt, unrealized capital gains, minority interests and certain other items.

that consolidated solvency calculation methodologies and calculations are not entirely uniform and comparable across markets and between companies, the Company's consolidated solvency margin is lower than the consolidated solvency margin ratios published by certain of the Company's principal competitors. The decline in the Company's consolidated solvency margin ratio during 2008 was due to a number of factors including the significant drop in equity markets, valuation of fixed income securities and foreign exchange impacts as well as other factors. Continued adverse capital market conditions would further negatively impact the Company's consolidated solvency margin.

Management monitors the Company's consolidated solvency margin and the regulatory capital requirements of its insurance subsidiaries on an on-going basis both for regulatory compliance purposes and to ensure that the Company and its subsidiaries are appropriately positioned from a competitive point of view. Insurance regulators have broad discretion in interpreting, applying and enforcing their rules and regulations with respect to regulatory capital requirements and, during periods of extreme financial market turmoil of the type we have experienced over the past several months, regulators may become more conservative in the interpretation, application and enforcement of these rules which may involve them, for example, imposing increased reserving requirements for certain types of risks, greater liquidity requirements, higher discounts / "haircuts" on certain assets or asset classes, more conservative calculation methodologies or taking other similar measures which may significantly increase regulatory capital requirements. In the event of a failure by the Company and/or any of its insurance subsidiaries to meet minimum regulatory capital requirements, insurance regulators have broad authority to require or take various regulatory actions including limiting or prohibiting the issuance of new business, prohibiting payment of dividends, and/or, in extreme cases, putting a company into rehabilitation or insolvency proceedings. A failure of any of the Company's insurance subsidiaries to meet their regulatory capital requirements and/or a reduction in the level of their regulatory capital that may negatively impact their competitive position may also result in the Company having to inject significant amounts of new capital into its insurance subsidiaries which could adversely affect the Company's liquidity position, results of operations and financial position. In 2008, the Company provided significant amounts to its subsidiaries through loans, capital contributions or other mechanisms including approximately €2.44 billion loaned to its U.S. subsidiary AXA Financial that was used to enhance the capitalization of AXA Financial's insurance subsidiaries. In the current financial market environment, management believes that its insurance subsidiaries may become increasingly dependent on the Company for capital resources and funding over the coming months.

Ratings agencies also take into account the Company's consolidated solvency margin and the regulatory capital position of its insurance subsidiaries in assessing our financial strength and credit ratings. Ratings agencies may make changes to their internal models from time to time that may increase or decrease the amount of capital we must hold in order to maintain our current ratings. To the extent our regulatory capital levels are deemed insufficient to meet rating agency criteria, our financial strength and credit ratings may be downgraded.

In the context of the continuing financial market crisis, management has developed various contingency plans designed to ensure that the Company's consolidated solvency margin and the regulatory capital levels of its insurance subsidiaries remain well in excess of regulatory minimum requirements and at levels that leave the Company and its subsidiaries well positioned from a competitive point of view. These plans may involve use of reinsurance, sales of investment portfolio and/or other assets, measures to reduce capital strain of new business, issuance of preference shares or other measures. There can be no assurance, however, that these plans will be effective to achieve their objectives and any failure by the Company and/or its insurance subsidiaries to meet minimum regulatory capital requirements and to maintain regulatory capital at competitive levels could have a material adverse affect on our business, liquidity, credit ratings, results of operations and financial position.

A downgrade in our claims paying ability and credit strength ratings could adversely impact our business, results of operations and financial condition

Claims paying and credit strength ratings have become increasingly important factors in establishing the competitive position of insurance companies. Rating agencies review their ratings and rating methodologies on a recurring basis and may change their ratings at any time. Consequently, our current ratings may not be maintained in the future. In the context of the current financial market crisis and the deterioration in the credit and equity markets over the past months, certain rating agencies have lowered their outlook on the life insurance sector to negative from stable and have downgraded a growing number of companies. In
February 2009, (i) Standard & Poor's affirmed its AA counterparty credit and financial strength ratings on AXA's principal insurance subsidiaries and its A+ counterparty credit ratings on the Company, but revised its outlook on these ratings to negative from stable and indicated that they "believe that AXA's fundamentals are sound and are highly likely to help the Group withstand market conditions and keep ratings in the AA category in the medium term"; and (ii) Moodys' Investors Services reaffirmed the Aa3 counterparty credit and financial strength ratings on AXA's principal insurance subsidiaries and its A2 counterparty credit rating on the Company and maintained its stable outlook. In March 2009, Fitch Ratings downgraded the financial strength ratings of
AXA's principal insurance subsidiaries from AA to AA- (one notch) and also downgraded the Company's senior debt from A+ to
A- (two notches), subordinated debt from A to BBB+ (two notches) and short term debt from F1+ to F1 (one notch). Fitch Ratings also revised its outlook on these ratings to negative from stable. A downgrade or the potential for a downgrade of our ratings could have a variety of negative impacts on us including (i) damaging our competitive position, (ii) negatively impacting our ability to underwrite new insurance policies, (iii) increasing the levels of surrenders and termination rates of our in-force policies, (iv) increasing our cost of obtaining reinsurance, (v) negatively impacting our ability to obtain financing and/or increasing our cost of financing,
(vi) triggering additional collateral requirements under certain agreements to which we are party, (vii) harming our relationships with creditors or trading counterparties and/or (viii) adversely affecting public confidence in us. Any of these developments could have a material adverse effect on our business, liquidity position, results of operations, revenues and financial condition.

194        2008 ANNUAL REPORT

Losses due to defaults by financial institution counterparties and other third parties, impairment of our investment assets and unrealized losses could all negatively affect the value of our investments and reduce our profitability

Third parties that owe us money, securities or other assets may not perform under their obligations. These parties include issuers whose securities we hold in our investment portfolios (including mortgage-backed, asset-backed and other types of securities), borrowers under mortgages and other loans that we extend, reinsurers to which we have ceded insurance risks, customers, trading counterparties, counterparties under swap and other derivative contracts, other counterparties including brokers and dealers, commercial and investment banks, hedge funds, other investment funds, clearing agents, exchanges, clearing houses and other financial institutions. Many of our transactions with these third parties expose us to credit risk in the event of default of our counterparty. In addition, with respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to cover the full amount of the loan, derivative or other secured obligation. Also, defaults by parties with which we have no direct contractual relation, such as a default by a credit insurer that has insured bonds, structured finance products or other securities we may hold in our investment portfolios, may adversely impact the value of those securities and potentially adversely affect the financial markets more generally. These parties may default on their obligations due to bankruptcy, lack of liquidity, downturns in the economy or real estate market, operational failure or other reasons.
Negative trends and investment climates in our major markets, such as those experienced in the course of the last eighteen months, may result in an increase in investment impairments on our investment assets. There can be no assurance that any such losses or impairments to the carrying value of these assets would not materially and adversely affect our business and results of operations.
For further risks relating to impairments taken on our investment assets, see "The determination of the amount of allowances and impairments taken on our investments requires use of significant management judgment in certain cases, particularly for debt instruments, and could materially impact our results of operations or financial position". The default of a major market participant could disrupt the securities markets or clearance and settlement systems in our major markets, which could in turn cause market declines or volatility. A failure of a major market participant could also cause some clearance and settlement systems to assess members of that system or could lead to a chain of defaults that could adversely affect us. For risks relating to defaults by reinsurers and retrocessionaires to which we have transferred part of our risks, see "Reinsurance may not be adequate to protect us against losses and we may incur losses due to the inability of our reinsurers to meet their obligations".

Reinsurance may not be adequate to protect us against losses and we may incur losses due to the inability of our reinsurers to meet their obligations

In the normal course of business, AXA seeks to reduce losses that may arise from catastrophes or other events that cause unfavorable underwriting results through reinsurance. Under the reinsurance arrangements, other insurers assume a portion of the losses and related expenses; however, we remain liable as the direct insurer on all risks reinsured. Consequently, ceded reinsurance arrangements do not eliminate our obligation to pay claims and we are subject to our reinsurers' credit risk with respect to our ability to recover amounts due from them. Although we evaluate periodically the financial condition of our reinsurers to minimize our exposure to significant losses from reinsurer insolvencies, our reinsurers may become financially unsound by the time their financial obligation becomes due. The reinsurance market has become increasingly concentrated following recent mergers and acquisitions, which have reduced the number of major reinsurance providers. The inability of any reinsurer to meet its financial obligations to us could negatively impact our results of operations. In addition, the availability, amount and cost of reinsurance depend on general market conditions and may fluctuate significantly. Reinsurance may not be available to us in the future at commercially reasonable rates and any decrease in the amount of our reinsurance will increase our risk of loss.

The determination of the amount of allowances and impairments taken on our investments requires use of significant management judgment in certain cases, particularly for debt instruments, and could materially impact our results of operations or financial position

Our accounting principles and policy with respect to the determination of allowances and impairments on our investments is set forth in Note 1.7.2 "Financial Instruments" in the 2008 Consolidated Financial Statements included in this Annual Report. The determination of the amount of allowances and impairments vary by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. In considering impairments, management considers a wide range of factors including those described in Note 1.7.2 and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and the prospects for near-term recovery. For certain asset classes, particularly debt instruments, management's evaluation involves a variety of assumptions and estimates about the operations of the issuer and its future earnings potential. Management updates its evaluations regularly and reflects changes in allowances and impairments as such evaluations are revised. There can be no assurance, however, that management has accurately assessed the level of impairments taken and allowances reflected in our financial statements and additional impairments and/or allowances may have a material adverse effect on our consolidated results of operations and financial position.

Market conditions and other factors could adversely affect the carrying value of our goodwill, cause us to accelerate amortization of our DAC and VBI and/or to derecognize deferred tax assets which could have a material adverse effect on our consolidated results of operations and financial position.

Business and market conditions may impact the amount of goodwill we carry in our consolidated balance sheet as well as our pattern of DAC and VBI amortization and the value of our deferred tax assets. The value of certain of our businesses including, in particular,

our asset management and unit-linked life insurance businesses, is significantly impacted by such factors as the state of the financial markets and ongoing operating performance. To the extent that the operating performance of our businesses and/or securities valuations remain depressed for prolonged periods of time or market conditions stagnate or worsen from their current levels, we may be required to significantly impair our goodwill, accelerate our amortization of DAC and VBI and/or derecognise our deferred tax assets which, individually or in the aggregate, could have a material adverse effect on our consolidated results of operations and financial position.

Our valuation of certain investments may include methodologies, estimations and assumptions which are subject to differing interpretations and could result in changes to investment valuations that may materially adversely affect our results of operations and financial condition

Our accounting principles and policy with respect to valuation of our investments is set forth in Note 9.9 "Financial Assets
Recognized at Fair Value" in the 2008 Consolidated Financial Statements included in this Annual Report. The determination of fair values in the absence of quoted market prices is based on a variety of factors including those described in Note 9.9. Certain of our investment assets, for which there is no active trading market or other observable market data, are valued using models and methodologies that involve estimates, assumptions and significant management judgment. During periods of market disruption of the type we have experienced over the past several months, an increasing portion of our investment assets may be valued using these models and methodologies as a result of less frequent trading or less observable market data with respect to certain asset classes that were previously actively traded in liquid markets. There can be no assurance that our valuations on the basis of these models and methodologies represent the price for which a security may ultimately be sold or for which it could be sold at any specific point in time. Use of different models, methodologies and/or assumptions may have a material impact on the estimated fair value amounts and could have a material adverse effect on our results of operations and financial condition. In addition, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported in our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on our results of operations and financial condition.

Interest rate and credit spread volatility may adversely affect our profitability

Our exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates.

During periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year-to-year, creating asset liability duration mismatches. During a low interest rate period, our investment earnings may be lower because the interest earnings on our fixed income investments will likely have declined in parallel with market interest rates which would also cause unrealized losses on our assets recorded at fair value under IFRS. In addition, mortgages and fixed maturity securities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates charged to policyholders and returns on our investment portfolios.

Conversely, in periods of increasing interest rates, surrenders of life insurance policies and fixed annuity contracts may increase as policyholders choose to forego insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realized investment losses. Regardless of whether we realize an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortization of deferred policy acquisition costs, which would also reduce our net income.

Our mitigation efforts with respect to interest rate risk are primarily focused towards maintaining an investment portfolio with diversified maturities that has a weighted average duration that is approximately equal to the duration of our estimated liability cash flow profile. However, our estimate of the liability cash flow profile may be inaccurate and we may be forced to liquidate investments prior to maturity at a loss in order to cover the liability. Although we take measures to manage the economic risks of investing in a changing interest rate environment, we may not be able to mitigate the interest rate risk of our assets relative to our liabilities.

Our exposure to credit spreads primarily relates to market price and cash flow variability associated with changes in credit spreads.
A widening of credit spreads will increase the net unrealized loss position of the investment portfolio and losses associated with credit based non-qualifying derivatives where we assume credit exposure. Credit spread tightening will reduce net investment income associated with new purchases of fixed maturity securities. Recent credit spreads on both corporate and structured securities have widened, resulting in continuing depressed pricing. In this context, continuing challenges include the prolonged weakness in the financial markets, investor anxiety over the worldwide economy, rating agency downgrades of various structured products and financial issuers, unresolved issues with structured investment vehicles and monoline credit insurers, deleveraging of financial institutions and hedge funds and a serious dislocation in the inter-bank market.

On going volatility in interest rates and credit spreads, individually or in tandem with other factors such as lack of pricing transparency, market illiquidity, declines in equity prices and the strengthening or weakening of foreign currencies against the

196        2008 ANNUAL REPORT

Euro, could have a material adverse effect on our consolidated results of operations, financial condition or cash flows through realized losses, impairments, and changes in unrealized loss positions.

Fluctuations in currency exchange rates may affect our reported earnings

AXA publishes its consolidated financial statements in Euro. For the year ended December 31, 2008, a significant portion of
AXA's insurance gross premiums and financial services revenues, as well as AXA's benefits, claims and other deductions were denominated in currencies other than the Euro, primarily U.S. dollars, pounds sterling, Japanese yen, Swiss francs and Australian dollars. AXA's obligations are denominated either in Euro or other currencies, the value of which is subject to foreign currency exchange rate fluctuations.

While AXA seeks to manage its exposure to foreign currency fluctuations through hedging, fluctuations in the exchange rates may have a significant impact on AXA's results of operations and cash flows. For example, continued strength of the Euro against the
US dollar and other major currencies in 2009 and future periods may adversely affect AXA's results of operations and the price of its securities. In addition, the currency hedges used by AXA to manage foreign exchange rate risk may significantly impact the statutory results (parent only) of the Company and the amounts available for distribution as dividends to its shareholders because unrealized exchange rate gains and losses under these derivatives are recognized in the Company's income statement
(unlike in the Group's consolidated accounts where hedge accounting is applied to net investments in subsidiaries such that these exchange rate movements have no income statement impact at the consolidated Group level).

A sustained increase in the inflation rate in our principal markets would have multiple impacts on AXA and may negatively affect our business, solvency position and results of operations

In certain of our principal markets, inflation, as measured by consumer price indices or other means, has increased, in some cases significantly, over recent periods. A sustained increase in the inflation rate in our principal markets would have multiple impacts on AXA and may negatively affect our business, solvency position and results of operations. For example, a sustained increase in the inflation rate may result in an increase in market interest rates which may (i) decrease the value of certain fixed income securities we hold in our investment portfolios resulting in reduced levels of unrealized capital gains available to us which could negatively impact our solvency margin position and net income, (ii) result in increased surrenders of certain Life & Savings products, particularly, those with fixed rates below market rates, and (iii) require us, as an issuer of securities, to pay higher interest rates on debt securities we issue in the financial markets from time to time to finance our operations which would increase our interest expenses and reduce our results of operations. A significant and sustained increase in inflation has historically also been associated with decreased prices for equity securities and sluggish performance of equity markets generally. A sustained decline in equity markets may (i) result in impairment charges to equity securities that we hold in our investment portfolios and reduced levels of unrealized capital gains available to us which would reduce our net income and negatively impact our solvency position,
(ii) negatively impact performance, future sales and surrenders of our unit-linked products where underlying investments are often allocated to equity funds, and (iii) negatively impact the ability of our asset management subsidiaries to retain and attract assets under management, as well as the value of assets they do manage, which may negatively impact their results of operations. In addition, in the context of certain Property & Casualty risks underwritten by our insurance subsidiaries (particularly "long-tail"
risks), a sustained increase in inflation with a resulting increase in market interest rates may result in (i) claims inflation (i.e. an increase in the amount ultimately paid to settle claims several years after the policy coverage period or event giving rise to the claim), coupled with (ii) an underestimation of corresponding claims reserves at the time of establishment due to a failure to fully anticipate increased inflation and its effect on the amounts ultimately payable to policyholders, and, consequently, (iii) actual claims payments significantly exceeding associated insurance reserves which would negatively impact our results of operations.
In addition, a failure to accurately anticipate higher inflation and factor it into our product pricing assumptions may result in a systemic mis-pricing of our products resulting in underwriting losses which would negatively impact our results of operations.
For additional information, please see Part IV, Section 4.2 "Quantitative and Qualitative Disclosures About Market Risk and Risk
Factors" in this Annual Report.

RISKS RELATING TO THE STRUCTURE OF OUR GROUP, THE SCOPE AND
NATURE OF OUR BUSINESS, THE ENVIRONMENT IN WHICH WE OPERATE
AND THE PRODUCTS WE OFFER

As a holding company, we are dependent on our subsidiaries to cover our operating expenses and dividend payments

Our insurance and financial services operations are generally conducted through direct and indirect subsidiaries. As a holding company, our principal sources of funds are dividends from subsidiaries and funds that may be raised from time to time through the issuance of debt or equity securities or through bank or other borrowings.

We expect that dividends received from subsidiaries and other sources of funding available to us will continue to cover our operating expenses, including (i) interest payments on our outstanding financing arrangements and (ii) dividend payments with respect to our outstanding ordinary shares. We expect that future acquisitions and strategic investments will be funded from available cash flow remaining after the payment of dividends and operating expenses (including interest expenses), cash on hand from previous securities offerings, proceeds of future offerings of securities, and proceeds from the sale of non-core assets. Certain of our significant subsidiaries, including AXA France Assurance, AXA Financial, AXA UK Holdings, AXA Japan, AXA Asia-Pacific
Holdings, and AXA Germany, are also holding companies and are dependent on dividends from their respective subsidiaries for funds to meet their obligations. Our principal insurance subsidiaries are subject to restrictions on the amount of dividends and debt repayments that can be paid to us and our affiliates. In 2009, we currently expect to receive reduced or no dividends from certain of our principal subsidiaries and also expect that some of our subsidiaries will be dependent on the Company for capital resources and funding which may require us to provide significant amounts to our subsidiaries through loans, capital injections or other mechanisms. In addition, as noted above, currency hedges used by AXA to manage foreign exchange rate risk may significantly impact the statutory results (parent only) of the Company and the amounts available for distribution as dividends to its shareholders because unrealized exchange rate gains and losses under these derivatives are recognized in the Company's income statement. These factors may adversely impact the Company's liquidity position and capacity to pay dividends on its ordinary shares. For further details, see the "liquidity and capital resources" Section included in Part II and the Part V — Note 28.3 "Other items: Restrictions on Dividend Payments to Shareholders", and of this Annual Report. See also "Risks relating to the financial markets, our financial strength ratings and financial condition, the valuation of our assets and related matters" - "The Company's consolidated solvency margin declined significantly during 2008 and continued adverse capital market conditions may further negatively impact our consolidated solvency margin and the regulatory capital requirements of our insurance subsidiaries which could have a material adverse affect on our business, liquidity, credit ratings, results of operations and financial position".

Our hedging programs may be inadequate to protect us against the full extent of the exposure or losses we seek to mitigate which may negatively impact our business, results of operations and financial condition

We use derivatives, including exchange traded equity futures contracts, treasury futures contracts, interest rate swaps and floor contracts, to hedge certain risks under guarantees provided to our clients, including guaranteed minimum death benefits
("GMDB"), guaranteed minimum income benefits ("GMIB") and/or Withdrawal for Life benefits ("GMWB"), available under our
Accumulator series of variable annuity products (the "accumulator guarantees"). These hedging techniques are designed to reduce the economic impact of unfavorable changes to our exposures under the accumulator guarantees due to movements in the equity and fixed income markets and other factors. In certain cases, however, we may not be able to apply these techniques to effectively hedge our risks because the derivative market(s) in question may not be of sufficient size or liquidity. The operation of our hedging program is based on models involving numerous estimates and management judgments, including among others, mortality, lapse rates, election rates, volatility and interest rates. There can be no assurance that ultimate actual experience will not differ materially from our assumptions, which could adversely impact results of operations and financial condition. In 2008, for example, we incurred substantial losses under the accumulator guarantees principally because (i) the assumptions underlying our hedging models did not adequately anticipate the extreme levels of market volatility and the sustained low level of interest rates experienced in 2008; and (ii) indices used in our hedging program did not adequately reflect the underlying separate account investment options available under these annuity contracts (basis risk).

The profitability of AXA's flagship Accumulator series of variable annuity products depends, among other factors, on AXA's ability to effectively hedge the accumulator guarantees. Management is in the process of pursuing a number of initiatives, including re-design and re-pricing of certain product features, which are designed to improve the profitability of these products and avoid future hedging losses on the accumulator guarantees of the type experienced in 2008. There can be no assurance, however, that these initiatives will succeed in meeting their objective or that the re-designed and re-priced products will continue to be attractive to their target markets which, in either case, could have an adverse impact on AXA's business, competitive position, results of operations and financial condition.

We use numerous assumptions to determine the appropriate level of insurance reserves and deferred acquisition costs (DAC) and to calculate certain widely used industry measures of value such as Life
& Savings New Business Value (NBV) and European Embedded Value (EEV), which involve a significant degree of management judgment and predictions about the future that are inherently uncertain; if these assumptions are not correct, it may have adverse impact on our results of operations and/or performance indicators, such as NBV, that may adversely affect the price of our securities

The establishment of insurance reserves, including the impact of minimum guarantees which are contained within certain of our variable annuity products, the adequacy test performed on the reserves for life policies (which encompasses the recoverability of DAC, Value of Business Inforce and deferred participations assets) and the establishment of DAC, NBV and EEV are inherently uncertain processes involving assumptions about factors such as policyholder behavior (e.g. lapses, persistency, etc.), court decisions, changes in laws and regulations, social, economic and demographic trends, inflation, investment returns and other factors, and, in the life insurance business, assumptions concerning mortality and morbidity trends. The use of different assumptions about these factors could have a material effect on insurance reserves and underwriting expenses as well as on our DAC, NBV and EEV. In addition, insurance reserves for minimum guarantees contained within certain of our variable annuity products, DAC balances, EEV and NBV may be significantly impacted by the state of the financial markets and significant declines could have a material adverse effect on our consolidated results of operations and financial position. Furthermore, certain of these assumptions can be volatile. While AXA's NBV and EEV calculations are done on a market consistent basis which is more conservative in many respects than traditional NBV and EEV calculations, changes in assumptions used in calculating these measures may have a material adverse effect on the level of our NBV and/or EEV. For example, our NBV is sensitive to interest rate movements and, consequently, incorrect assumptions about future interest rates may have a significant impact on our NBV and a corresponding impact on the trading price of our securities.

198        2008 ANNUAL REPORT

If our established loss reserves for our Property & Casualty and International Insurance businesses are insufficient, our earnings will be adversely affected

In accordance with industry practices and accounting and regulatory requirements, we establish reserves for claims and claims expenses related to our Property & Casualty and International Insurance businesses. With the exception of disability annuities and workers compensation liabilities that are deemed structured settlements, the claims reserves are not discounted. Reserves do not represent an exact calculation of liability, but instead represent estimates, generally using actuarial projection techniques at a given accounting date. These reserve estimates are expectations of what the ultimate settlement and administration of claims will cost based on our assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. The process of estimating the insurance claims reserves is based on the most current information available at the time the reserves are originally established. However, claims reserves are subject to change due to the number of variables which affect the ultimate cost of claims, such as:

•   development in claims (frequency, severity and pattern of claims) between the amount estimated and actual experience;

•   changes arising due to the time lag between the occurrence of the insured event, notification of the claim (from the insured party, a third party or a ceding company) and the final settlement (payment) of the claim, primarily attributable to long tail casualty claims that may take several years to settle due to the size and nature of the claim, and the occurrence of large natural catastrophes late in the financial year for which limited information may be available at year-end;
•  judicial trends;
•   expenses incurred in resolving claims;
•   regulatory and legislative changes;
•   changes in economic conditions, including inflation and foreign currency fluctuations; and
•   changes in costs of repairs and medical costs.

Many of these items are not directly quantifiable, particularly on a prospective basis. As a result, actual losses may significantly differ from the original gross reserves established. Consequently, the reserves may need to be re-estimated reflecting those changes resulting in loss reserve redundancies (in cases where the original gross claims reserve was overstated) or deficiencies
(in cases where the original gross claims reserve was understated). Adjustments to reserves are reflected in current results of operations.

We continually review the adequacy of the established claims reserves, including emerging claims development, and actual claims compared to the original assumptions used to estimate gross claims reserves. Based on current information available, we believe that our claims reserves are sufficient; however, because the establishment of claims reserves is an inherently uncertain process involving numerous estimates, there can be no assurance that ultimate losses will not materially exceed our claims reserves and have a material adverse effect on our results of operations. For example, there is a high degree of uncertainty with respect to future exposure from asbestos claims because of significant issues surrounding the liabilities of insurers, diverging legal interpretations and judgments in different jurisdictions and aggressive asbestos related litigation, particularly in the U.S.
and increasingly in the UK and other European countries. These uncertainties include the extent of coverage under insurance policies, whether or not particular claims are subject to an aggregate limit, the number of occurrences involved in particular claims and new theories of insured and insurer liability. We have established reserves for insurance and reinsurance contracts related to environmental pollution and asbestos at December 31, 2008, which represent our best estimate of ultimate claims exposure at December 31, 2008 based on our current knowledge of facts and law. However, given uncertainties surrounding the related claims, there can be no assurance that ultimate losses will not materially exceed our claims reserves and have a material adverse effect on our earnings. For additional information, see "Environmental Pollution and Asbestos" in Note 14 to AXA's consolidated financial statements included in the Part V of this Annual Report.

The claims experience in our Life & Savings businesses could be inconsistent with the assumptions we use to price our products and establish our reserves and adversely affect our earnings

In our Life & Savings businesses, our earnings depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we use in setting the prices for our products and establishing the liabilities for obligations for technical provisions and claims. AXA uses both its own experience and industry data to develop estimates of future policy benefits, including information used in pricing the insurance products and establishing the related actuarial liabilities. However, there can be no assurance that actual experience will match these estimates. To the extent that our actual benefits paid to policyholders are less favorable than the underlying assumptions used in initially establishing the future policy benefit reserves, or events or trends cause us to change the underlying assumptions, we may be required to increase our liabilities, which may reduce our net income. For example, certain variable annuity products issued or reinsured by certain of our subsidiaries contain various types of minimum guaranteed benefits such as GMDB, GMIB and/or GMWB. The determination of GMDB, GMIB and GMWB liabilities is based on models that involve numerous estimates and management judgments, including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. Determination of liabilities for our other lines of Life & Savings business, such as our annuity business also involve numerous assumptions and subjective judgments as to mortality and morbidity experience, investment returns, expenses, policy surrender rates, policy lapse rates, and other matters. There can be no assurance that the actual experience on these products will not differ, upwards or downwards, from management's estimates. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on our balance sheet and are being amortized into income over time. If the assumptions relating to various factors, including the future profitability of these policies (such as future claims, investment income and expenses) and policy lapses and surrenders are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability. These factors could have a material adverse effect on our business, results of operations and financial condition.

Our operating results may be materially adversely affected by the occurrence of natural or man-made disasters and pandemic diseases

Unpredictable events, such as hurricanes, windstorms, hailstorms, earthquakes, fires, explosions and floods, as well as other natural or man-made disasters, including acts of terrorism, have the potential to adversely affect our operating results. Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposures.
We generally seek to reduce our exposure to these events through individual risk selection, monitoring risk accumulation and purchase of reinsurance. We have experienced in the past, and could experience in the future, material losses from such disasters and catastrophic events, which are inherently unpredictable and which could have a material adverse effect on our financial position and results of operations.

Other risks, such as an outbreak of a pandemic disease, such as the Avian Influenza A Virus (H5N1), could also adversely affect our business and operating results. While outbreaks of the Avian Flu have occurred among poultry or wild birds in a number of countries in Asia, parts of Europe, and in Africa, transmission to humans has been rare. If the virus mutates to a form that can be transmitted from human to human, it has the potential to spread rapidly worldwide and result in mortality and morbidity rates that far exceed the assumptions that we have used in pricing certain of our products. Both the contagion and mortality rates regarding any mutated H5N1 virus that can be transmitted from human to human are highly speculative at this point in time and we continue to monitor the developing facts. A significant global outbreak could have a material adverse effect on our life insurance business, operating results and liquidity due to increased mortality and morbidity rates.

The Property & Casualty insurance business is cyclical, which may impact our results

The Property & Casualty insurance business is cyclical. Although no two cycles are the same, these cycles have typically lasted for periods ranging from two to six years. Periods of intense price competition due to excessive underwriting capacity, periods of shortages of underwriting capacity permitting more favorable rates, consequent fluctuations in underwriting results and the occurrence of other losses characterize the conditions in these cycles. Historically, Property & Casualty insurers have experienced significant fluctuations in operating results due to volatile and sometimes unpredictable developments, many of which are beyond the direct control of the insurer, including competition, frequency or severity of catastrophic events, levels of capacity, general economic conditions and other factors. This may cause a decline in revenues during certain cycles if we choose not to reduce our Property & Casualty product prices in order to maintain our market position and profitability. We may therefore experience the effects of such cyclically, changes in customer expectations of appropriate premium levels, the frequency or severity of claims or other loss events, or other factors affecting the Property & Casualty insurance business, which could have an adverse effect on our results of operations and financial condition.

We face strong competition in all of our business segments and recent governmental investments in certain financial institutions may negatively affect AXA's competitive position in certain of its key markets and adversely impact its results of operations and financial condition

We face strong and increasing competition in all our business lines. Our competitors include mutual fund companies, asset management firms, private equity firms, hedge funds, commercial banks and other insurance companies, many of which are regulated differently than we are and offer alternative products or more competitive pricing than we do. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the internet, may result in increasing competition as well as pressure on margins for certain types of products. These competitive pressures could result in increased pricing pressures on a number of our products and services, particularly as competitors seek to win market share, and may harm our ability to maintain or increase our profitability.

The financial markets crisis has given rise to numerous legislative and regulatory initiatives across various jurisdictions where the Group is conducting its business. These initiatives, which are generally designed to stabilize financial markets and financial institutions around the world, included substantial capital injections into a number of AXA's direct competitors. Financial institutions, such as AXA, that have not received any form of government support or backing, find themselves increasingly competing directly against government supported or, in some cases, controlled financial institutions in many of their principal markets. In this environment, the Group is exposed to potential abusive or uncompetitive practices by its government supported or controlled competitors, for example, in attempting to use their government endorsement as a marketing advantage with consumers and/or taking advantage of government injected funds to aggressively acquire revenue and market share by underwriting risks on an unprofitable basis, in each case, to the detriment of pure private sector players such as AXA. This is an unprecedented situation that may negatively impact the competitive position of AXA in certain of its key markets and adversely affect its results of operations and financial condition.

200        2008 ANNUAL REPORT

We may not be able to sustain the growth of our insurance and asset management businesses

The strong growth of our insurance and asset management businesses in recent years, both organically and through acquisitions, may not be sustainable in future years. Unprecedented volatility in the financial markets and reduced availability of credit since mid-2007 coupled with recession and increasingly negative consumer sentiment in many of our major markets pose significant risks to our ability to achieve continued growth at rates consistent with the recent past and our ability to continue growing through acquisitions. In addition, our ability to sustain growth consistent with rates we have achieved in the recent past may be adversely affected by regulatory changes, including changes in the tax laws applicable to our Life & Savings products and operations.
The Group has implemented global product "reuse" and distribution initiatives designed to drive product innovation and reuse of successful products, such as our "Accumulator" line of variable annuity products, across major markets where we operate around the world. Our Life & Savings products, including our Accumulator line of annuities, often involve complex features and guarantees that are not easily translated and transposed into the legal, regulatory and tax regimes across multiple jurisdictions.
Our inability to successfully execute these product reuse initiatives and/or to develop new distribution channels and partnerships for these products in a timely manner could adversely affect the growth of our Life & Savings business. See also "Risks relating to the financial markets - Current difficult conditions in the global financial markets and the economy generally may materially adversely affect our business and profitability, and we currently do not expect these conditions to improve in the near future."

Our business is subject to extensive laws and regulation and to significant litigation risks in the various countries where we operate; changes in existing or new laws and government regulations in these countries and/or an adverse outcome in any significant pending or future litigation or regulatory investigation may have an adverse effect on our business, financial condition, results of operations, reputation or image in the market place

We are subject to detailed and comprehensive regulation and supervision in all the jurisdictions in which we operate. Our insurance operations are subject to insurance laws and regulations, which are generally intended to protect policyholders, not our shareholders or creditors. Changes in existing insurance laws and regulations may materially affect the way in which we conduct our business and the products we offer. In addition, changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may also adversely affect our ability to sell new policies or our claims exposure on existing policies. Our asset management operations are also subject to extensive regulation in their respective jurisdictions. These regulations are primarily intended to protect investors in the securities markets or investment advisory clients and generally grant supervisory authorities broad regulatory powers. Changes to these laws and regulations may adversely affect our asset management operations. We are also subject to increasing regulation under various laws and regulations governing the solvency of insurers and other financial institutions including with respect to such matters as capital adequacy, intra-group transactions, "double-gearing" of capital at multiple levels within a consolidated group (e.g. at the consolidated Group, holding company and operating company levels). As a large, multinational financial services provider we are also increasingly subject to detailed and comprehensive regulations governing such matters as money laundering, "know your customer," prohibited transactions with countries or counterparties subject to sanctions, and bribery and other anti-corruption measures.

We are faced with significant compliance challenges due to the fact that our regulatory environment is evolving rapidly and supervisory authorities around the world are assuming an increasingly active and aggressive role in interpreting and enforcing regulations in the jurisdictions where we do business. We have been and may become in the future subject to regulatory investigations which, together with the civil actions often following these investigations, may affect our image, brand, relations with regulators and/or results of operations. For a discussion of regulations which affect our business, please see the "Additional
Factors which may affect AXA's Business" Section included in the Part II "The AXA Group: Our global business operations, recent financial performance and financial condition" of this Annual Report. We cannot predict with any certainty the potential effects that any change in applicable laws or regulations, their interpretation or enforcement, or that any enactment of new regulation or legislation in the future may have on the business, financial condition or results of operations of our various businesses. See also "Risks relating to the financial markets - Legislative and regulatory initiatives growing out of the financial crisis may adversely impact AXA's business, results of operations and financial condition."

We have been named as defendants in numerous lawsuits (both class actions and individual lawsuits) and involved in various regulatory investigations and examinations and may be involved in more in the future. These actions arise in various contexts including in connection with our activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. Any one or a combination of this lawsuits or regulatory investigations could have a material adverse effect on our financial condition and results of operations.

Certain of these lawsuits and investigations seek significant or unspecified amounts of damages, including punitive damages, and certain of the regulatory authorities involved in these proceedings have substantial powers over the conduct and operations of our business. Due to the nature of certain of these lawsuits and investigations, we cannot make an estimate of loss or predict with any certainty the potential impact of these suits or investigations on our business, financial condition or results of operations.
Please see Part V - Note 30 "Litigation" and the "Additional Factors which may affect AXA's Business" included in the Part II,
Section 2.2 of this Annual Report for additional information on these matters.

Legislative and regulatory initiatives growing out of the financial crisis may adversely impact AXA's business, results of operations and financial condition

Most of the principal markets where the Group conducts its business have adopted or are currently considering major legislative and/or regulatory initiatives in response to the financial crisis. In particular, governmental and regulatory authorities in France, the
United Kingdom, the United States and elsewhere are implementing measures to increase regulatory control in their respective financial markets and financial services sectors, including in the areas of prudential rules, capital requirements, executive compensation and financial reporting, among others. We cannot predict whether or when future legislative or regulatory actions may be taken, or what impact, if any, actions taken to date or in the future could have on our business, results of operations and financial condition. We believe, however, that many of the principal jurisdictions where we do business are likely to consider fundamental and wide-ranging legislative and/or regulatory reforms to address the perceived causes of the financial crisis.
Management believes that these initiatives will likely revolve around common themes but may result in the enactment of a series of technically incoherent and potentially inconsistent measures across the various jurisdictions where the Group does business.
For further information in this respect, see Item 2.2 in Part II of this Annual Report. While management believes many of these reforms may prove beneficial for the Group and the financial markets generally, at present, there is substantial uncertainty as to the nature and extent of these reforms and there can be no assurance that they will not adversely affect AXA's business, competitive position, results of operations and financial condition.

Changes in tax laws and regulations, including elimination of tax benefits for our products, may adversely affect sales of our insurance and investment advisory products, and also impact our deferred tax assets

Changes to tax laws may affect the attractiveness of certain of our products, which currently have favorable tax treatment. From time to time, governments in the jurisdictions in which we operate, have considered or implemented proposals for changes in tax law that could adversely affect our products. These proposals have included proposals to levy tax on the undistributed increase in value of life insurance policies or annuities or similar proposals that affect the tax-favored status of life insurance products and annuities in certain jurisdictions as well as other changes that could adversely affect the attractiveness of our products. For example, in the UK, recently adopted modifications to the capital gains tax regime are expected to reduce the attractiveness of certain products we sell including life insurance bonds and adversely impact sales of these products. In addition legislation enacted in the United States in the spring of 2001 increased the size of estates exempt from the federal estate tax. This legislation is phasing in reductions in the estate tax rate between 2002 and 2009 and will repeal the estate tax entirely in 2010. Under the legislation, however, the estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and will be in effect thereafter. This legislation, and possible future changes to it such as extending or making permanent its repeal or reform to reduce the impact of estate taxes, could have a negative impact on the sales of estate planning products by U.S. life insurance companies, including our U.S. subsidiaries. The enactment of these or other similar types of legislation in the various countries where we operate, including proposals in the U.S. to create or favor alternative tax-favored long-term savings vehicles, could result in a significant decrease in sales of our currently tax-favored products.

In addition, changes in tax laws or regulations or an operating performance below currently anticipated levels may lead to a significant impairment of deferred tax assets, in which case we could be obligated to write off certain tax assets. Tax assets may also need to be written down if certain assumptions of profitability prove to be incorrect, as losses incurred for longer than expected will make it more unlikely that we would be able to use our tax assets. Any such development may have a material adverse impact on our results of operations.

Increased geopolitical risks and any future terrorist attacks may have a continuing negative impact on certain of our businesses

We cannot assess with any degree of certainty the future effects on our businesses of terrorist attacks that have occurred and may occur in the future throughout the world, and other responsive actions, including war.

The terrorist attacks and responsive actions in recent years have significantly adversely affected general economic, financial and political conditions, increasing many of the risks in our businesses. Such attacks and actions may have a continuing negative effect on our businesses and results of operations over time. Our general account investment portfolios include investments in industries that we believe may be adversely affected by the terrorist attacks and responsive actions, including airlines, lodging and entertainment companies and non-life insurance companies. The effect of these events on the valuation of these investments is uncertain and could lead to impairments due to lasting declines in the value of investments. The cost, and possibly, the availability in the future, of reinsurance coverage against terrorist attacks for our various insurance operations is uncertain. In addition, the rating agencies could reexamine the ratings affecting the insurance industry generally, including our companies.

As a global business, we are exposed to various local political, regulatory and economic conditions, business risks and challenges which may affect the demand for our products and services, the value of our investment portfolios and the credit quality of local counterparties

We offer our products and services in Europe, North America, the Asia/Pacific region, the Middle East and Africa through wholly-
owned and majority-owned subsidiaries, joint ventures, companies in which we hold non-controlling equity stakes, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our investment portfolios, the

202        2008 ANNUAL REPORT

required levels of capital and surplus, and the credit quality of local counterparties. These risks include, for example, political, social or economic instability in countries in which we operate, fluctuations in foreign currency exchange rates, credit risks of our local borrowers and counterparties, lack of local business experience in certain markets, risks associated with exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in foreign markets and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities we do not control. Our expansion in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, upon our ability to succeed in different economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that are effective in certain locations where we do business.

Finally, our results of operations and financial condition may be materially affected, from time to time, by the general economic conditions such as the levels of employment, consumer lending or inflation, in the countries in which we operate.

We increasingly operate in markets with less developed judiciary and dispute resolution systems;
in the event of disputes in these markets, the quality and the effectiveness of such systems could have an adverse effect on our operations and results of operations

In the less developed markets in which we operate, judiciary and dispute resolution systems may be less developed. As a result in case of a breach of contract, regulatory enforcement action or other dispute we may have difficulties in making and enforcing claims against contractual counterparties and, if claims are made against us, we might encounter difficulties in defending such claims. If we become party to legal or regulatory proceedings in a market with an insufficiently developed judiciary system, it could have an adverse effect on our operations and results of operations.

Inadequate or failed processes or systems, human factors or external events may adversely affect our profitability, reputation or operational effectiveness

Operational risk is inherent in our business and can manifest itself in various ways, including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and external fraud. These events can potentially result in financial loss, harm to our reputation and/or hinder our operational effectiveness.
Management attempts to control these risks and keep operational risk at low levels by maintaining a sound and well controlled environment in light of the characteristics of our business, markets and regulatory environment in which we operate. Notwithstanding these measures, operational risk is part of the business environment in which we operate and we may incur losses from time to time due to these types or risks.

We may have contingent liabilities from discontinued, divested and run-off businesses and may incur other off-balance sheet liabilities that may result in charges to the income statement

We may, from time to time, retain insurance or reinsurance obligations and other contingent liabilities in connection with our divestiture, liquidation or run-off of various businesses. For example, on December 21, 2006, we completed the disposition of
AXA RE's business, our reinsurance subsidiary, but retained the risk related to adverse deviation of claims reserves for all accident years prior to January 1, 2006.

Our reserves for these types of obligations and liabilities may be inadequate which could cause us to take additional charges that could be material to our results of operations. We may also, from time to time and in the course of our business provide guarantees and enter into derivative and other types of off-balance sheet transactions that could result in income statement charges. For additional information, see Part V - Note 28 "Contingent assets and liabilities and unrecognized contractual commitments" and also Part V - Note 19 "Derivative Instruments" of this Annual Report.

The failure to maintain and modernize our information systems could adversely affect our business

Our business depends significantly on effective information systems, and we have many different information systems for our various businesses. We must commit significant resources to maintain and enhance our existing information systems, and develop new ones in order to keep pace with the evolving information technology, industry and regulatory standards and customer preferences. If we do not maintain adequate information systems, we may not be able to gather and rely on adequate information to base our pricing, underwriting and reserving decisions. We may also have difficulties in attracting new customers and preserving our existing customer base. In addition, underperforming information systems could cause us to become subject to a higher number of customer, provider and agent disputes, may increase our litigation and regulatory exposure and make us ncur higher administrative expenses, including remediation costs.

RISKS RELATED TO OWNERSHIP OF AXA ADSs OR ORDINARY SHARES

We may, in the future, offer rights, warrants or similar securities at prices below the then-current market price which may adversely affect the market price of our ordinary shares, and our ADSs, and dilute the positions of existing shareholders.

Current difficult market conditions may require us to offer rights, warrants or similar securities at prices much below the then-current market price in order to help fund acquisitions and other expansion plans, as well as improvements to our existing infrastructure and other business activities. This may adversely affect the market price of our ordinary shares and our ADSs and have a dilutive effect on the ownership and voting percentages of existing shareholders.

Significant shareholders of AXA may have interests conflicting with your interests

The Mutuelles AXA, two French mutual insurance companies, acting as a Group, owned at December 31, 2008, approximately
14.29% of the issued ordinary shares of AXA representing approximately 23.29% of the voting power of AXA's shares. Many of the shares owned by the Mutuelles AXA have double voting rights pursuant to the provisions of AXA's articles of association, see the "Additional information" Section included in the Part VI of this Annual Report. The Mutuelles AXA have stated their intention to collectively vote their shares in AXA. We cannot assure you that the interests of the Mutuelles AXA will not, from time to time, conflict with your interests as a shareholder. For example, even though the Mutuelles AXA do not hold a majority of the total voting power in AXA, efforts by the Mutuelles AXA to decline or deter a future offer to acquire control of AXA, which other shareholders may find attractive, may prevent other shareholders from realizing a premium for their AXA ordinary shares or ADRs. The Mutuelles
AXA may decide to increase their interest in AXA or to sell all or a portion of the ordinary shares they own at some future date.

The trading price of AXA ADSs and dividends paid on AXA ADSs may be materially adversely affected by fluctuations in the exchange rate for converting Euro into U.S. dollars

Fluctuations in the exchange rate for converting Euro into U.S. dollars may affect the value of AXA ADSs. Specifically, as the relative value of the Euro against the U.S. dollar declines, each of the following values will also decline:
•  the U.S. dollar equivalent of the Euro trading price of AXA ordinary shares on Euronext Paris which may consequently cause the trading price of AXA ADSs in the United States to also decline;
•   the U.S. dollar equivalent of the proceeds that a holder of AXA ADSs would receive upon the sale in France of any AXA ordinary shares withdrawn from the depositary; and
•   the U.S. dollar equivalent of cash dividends paid in Euro on the AXA ordinary shares represented by the AXA ADSs.

The holders of AXA ADSs may not be able to exercise their voting rights due to delays in notification to and by the depositary

The depositary for the AXA ADSs may not receive voting materials for AXA ordinary shares represented by AXA ADSs in time to ensure that holders of AXA ADSs can instruct the depositary to vote their shares. In addition, the depositary's liability to holders of
AXA ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the Deposit
Agreement governing the AXA ADR facility. As a result, holders of AXA ADSs may not be able to exercise their right to vote and have limited recourse against the depositary or AXA if their shares are not voted according to their request.

Holders of AXA ADSs will have limited recourse if AXA or the depositary fails to meet its obligations under the Deposit Agreement and they wish to involve AXA or the depositary in a legal proceeding

The Deposit Agreement expressly limits the obligations and liability of AXA and the depositary. Neither AXA nor the depositary will be liable if they:
•  are prevented from or delayed in performing any obligation by circumstances beyond their control;
•  exercise or fail to exercise discretion under the Deposit Agreement; or
•  take any action based upon the advice of, or information from, legal counsels, accountants, any person presenting ordinary shares for deposit, any holder or owner of an AXA ADR or any other person believed by AXA or the depositary in good faith to be competent to give such advice or information. In addition, the depositary and AXA have the obligation to participate in any action, suit or other proceeding with respect to the AXA ADSs which may involve them in expense or liability only if they are indemnified.

These provisions of the Deposit Agreement will limit the ability of holders of AXA ADSs to obtain recourse if AXA or the depositary fails to meet their obligations under the Deposit Agreement or if they wish to involve AXA or the depositary in a legal proceeding.

The holders of AXA ADSs in the United States may not be able to participate in offerings of rights, warrants or similar securities to holders of our ordinary shares on the same terms and conditions as holders of our ordinary shares

In the event that we offer rights, warrants or similar securities to the holders of our ordinary shares or distribute dividends payable, in whole or in part, in securities, the Deposit Agreement provides that the depositary (after consultation with AXA) shall have discretion as to the procedure to be followed in making such rights or other securities available to ADR holders including disposing

204        2008 ANNUAL REPORT

of such rights or other securities and distributing the net proceeds in U.S. dollars to ADR holders. Given the significant number of AXA ADR holders in the U.S., AXA generally would be required to register with the SEC any public offering of rights, warrants or other securities made to its ADR holders unless an exemption from the registration requirements of the U.S. securities laws is available. Registering such an offering with the SEC can be a lengthy process which may be inconsistent with the timetable for a global capital raising operation. Consequently, we have in the past elected and may in the future elect not to make such an offer in the U.S., including to our ADR holders in the U.S. and rather only conduct such an offering in an "offshore" transaction in accordance with "Regulation S" under the U.S. Securities Act of 1933, as amended. Therefore, there can be no assurance that our ADR holders will be able to participate in such an offering in the same manner as our ordinary shareholders.

Our ADSs and ordinary share price could be volatile and could drop unexpectedly and you may not be able to sell your ADRs or ordinary shares at or above the price you paid

The price at which our ADSs and ordinary shares will trade may be affected by a large number of factors, some of which will be specific to us and our operations and some of which will be related to the insurance industry and equity markets generally. As a result of these factors, you may not be able to resell your ADSs or ordinary shares at or above the price which you paid for them.
In particular, the following factors, in addition to other risk factors described in this Section, may have a significant impact on the market price of our ADSs or ordinary shares:
•   investor perception of our Company, including actual or anticipated variations in our revenues, earnings or other operating results;
•  announcement of intended acquisitions, disposals or financings or speculations of such acquisitions, disposals or financings;
•   changes in our dividend policy, which could result from changes in our cash flow and capital position;
•   sales of blocks of our shares by significant shareholders;
•   hedging activities on our shares;
•   a downgrade of our credit or financial strength ratings, including placement on credit watch, or rumors of such downgrades;
•   actual or potential litigation involving us or the insurance or asset management industries generally;
•   changes in financial estimates and recommendations by securities research analysts;
•   fluctuations in foreign exchange rates and interest rates;
•   the performance of other companies in the financial services' sector;
•   regulatory developments in the principal markets in which we operate;
•   international or local political, economic and market conditions; and
•   unforeseen events such as natural disasters or terrorist attacks and other developments stemming from such events and the uncertainty related to these developments.

As a "foreign private issuer" in the United States, AXA is exempt from certain rules under the U.S.
securities laws and is permitted to file less information with the SEC than U.S. companies

As a "foreign private issuer," AXA is exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the
"Exchange Act"), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, AXA's officers, directors and principal shareholders are exempt from the reporting and "short-swing"
profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of AXA ordinary shares and ADRs. Moreover, AXA is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, and for years ended December 31, 2007 and thereafter, AXA will no longer be required to reconcile its IFRS financial statements to US GAAP provided that AXA continues to publish its primary IFRS financial statements in accordance with IFRS as published by the IASB.
In addition, AXA is not required to comply with Regulation FD, which restricts the selective disclosure of material information.
Accordingly, there may be less publicly available information concerning AXA than there is for U.S. public companies.

Judgments of United States courts may not be enforceable against us

Judgments of United States courts, including those predicated on the civil liability provisions of the Federal securities laws of the
United States, may not be enforceable in French courts. As a result, our shareholders who obtain a judgment against us in the
United States may not be able to require us to pay the amount of the judgment.

4.2 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK AND RISK FACTORS

The Risk Management organization

Information in this section should be read in conjunction with Note 4 to the Consolidated Financial Statements included in Part V of this Annual Report which is covered by the Statutory Auditor's Report on the Consolidated Financial Statements.

As an integrated part of all of our business processes, the aim of our Risk Management is twofold:
•   Ensure a consolidated view, at local and group levels, of financial, insurance and operational risks and to manage their impact on key financial indicators (earnings, value, capital, liquidity).
•   Build a favorable environment for operational entities to take risks within a Risk Appetite framework defined and monitored by the Group (as both a business enabler and a risk controller)

Within the AXA Group, Risk Management is coordinated by a central team, supported by local Risk Management teams within each operational entity.

RISK GOVERNANCE WITHIN AXA

In order to manage efficiently our local and global risks, the decision process within our risk governance structure is divided into
4 levels:
•  The Management Board defines business objectives and capital allocation with respect to investment return and risk. It defines the Group appetite for risks in terms of impact on key financial indicators.
•   Group Risk Committees integrate various existing committees (such as the Asset-Liability Management Supervisory Committee,
Risk & Compliance Committee, Risk Insurance Supervisory Committee), co-chaired by the Group Chief Financial Officer together with other members of the Management Board or CEOs of local entities. Based on risk reports presented by the Group Risk
Management together with other central teams, including AXA Cessions for insurance risks, they monitor the Risk Profile of the Group (Asset Allocation, Insurance policy, Accumulation) and recommend actions to mitigate risks.
•   Group Risk Management (GRM), which reports to the Chief Financial Officer, develops the risk framework in terms of limits/
thresholds (financial, insurance and operational risks), standards, minimum requirements or processes, and oversees the operating entities' adherence to the framework, supported by the local risk management teams.
•   Local Risk Management teams within each operational entity report also to local CFOs. These teams are responsible for controlling and managing their risks proactively within Group policies and limits, validating investment or underwriting decisions through local risk committees in place, and reporting risk exposures to Group Risk Management. This approach allows subsidiaries to react swiftly in an accurate and targeted manner to changes in financial markets, insurance cycles and to the political and economic environment in which they operate.

The risk governance structure is further enhanced by Group Audit, which performs, on a periodic basis, as part of its role, an assessment of Group's risk and governance processes.

RISK MANAGEMENT MISSIONS AND STRUCTURE AT GROUP LEVEL

The principal missions that fall under the responsibility of the Group Risk Management Department are described below:
•   Ensure consolidated view at Local and Group level of financial, insurance and operational risks, and control their impact on key financial indicators (earnings, value, capital, liquidity).
•   Implement Economic Capital measures through quarterly assessment (per operating unit, at Group level, and per product)
and lead the validation of the Group's internal model for Solvency II.
•   Participate in the optimization of Group asset allocation: (i) monitor risk concentration in assets, (ii) perform regular studies and reporting on exposure and performance, and (iii) define standards in terms of Asset-Liability management (see section Market
Risks).
•   Carry out, at local level, regular reviews of the technical reserves established by the operating units and perform, at Group level, regular reviews of models implemented throughout the Group in order to ensure the consistency between actuarial and financial standards.
•   Define and propose to the Management Board, with the support of AXA Cessions, the main features of the reinsurance coverage program of the Group.
•   Define and coordinate a decentralized review of risk-adjusted pricing and profitability for new products prior to launch (the

206        2008 ANNUAL REPORT

Product Approval Process) in Life & Savings and Property & Casualty. For variable annuity products with guarantees, the review is centralized, and submitted to the Management Board.
•   Develop and deploy models/metrics to measure risks and monitor the profitability of the business lines (please see the section
"Insurance risk").
•   Steer the Risk Management family and develop a risk culture throughout the Group.
•   Represent the Group at the CRO Forum.

The Group's risk management structure is also reinforced by AXA Cessions, which advises and supports local entities in their reinsurance strategy (Property & Casualty; Life & Savings), centralizes the Group's purchasing of reinsurance. Please refer to the section "controlling exposure and insurance risk" for further details on our reinsurance strategy.

LOCAL RISK MANAGEMENT TEAMS

Local Risk Management teams are, in particular, in charge of applying AXA risk management standards and implementing the minimum requirements set by GRM.

The Risk Management departments of operational entities are managed by local Chief Risk Officers, who report directly to local
CFOs. The roles and responsibilities of local Risk Management departments are formally approved by the executive committees of Group entities and comply with the Group's Risk Management priorities. They consist in:
•   Leading efforts to determine the Economic Capital of local entities and developing the necessary tools. The Risk Management department performs these tasks using a uniform set of techniques including stochastic models to assess AXA's risk exposure.
•   Controlling the implementation of ALM policies, and in particular monitoring the strategic asset allocation of local entities.
•   Implementing pre-launch product approval procedures, and in particular reviewing risk-adjusted profitability analyses.
•   Reviewing local technical reserves and optimizing entities' reinsurance strategy.
•   Identifying, quantifying and monitoring the main operational risks.
•   Carrying out the risk reporting defined by GRM.

4.2 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK AND RISK FACTORS

Market Risk

Information in this section should be read in conjunction with Note 4 to the consolidated financial statements included in Part V of this Annual Report which is covered by the Statutory Auditor's Report on the Consolidated Financial Statements.

AXA is exposed to financial market risks through its core business of financial protection (i.e. insurance and asset management)
and through the financing of its activities as part of its equity and debt management. These two distinct sets of risks can be summarized as follows:

MARKET RISK AND ASSET-LIABILITY MANAGEMENT OF INSURANCE
PORTFOLIOS

Local entities have the primary responsibility for managing their financial risk (market risk, ALM, liquidity), with the obligation of respecting the risk framework defined at Group level in terms of limits/ thresholds and standards. This approach allows subsidiaries to react swiftly in an accurate and targeted manner to changes in financial markets and to the political and economic environments in which they operate.

A wide variety of risk management techniques are used to control and mitigate the market risks to which the AXA Group's operational entities and the Group itself are exposed. These techniques include:
•  ALM through regular monitoring, and in particular the definition of optimal strategic asset allocations. Please refer to next paragraphs for further details on ALM.
•   Hedging of financial risks when they exceed the tolerance levels set by the Group. All products requiring hedging programs involving derivative instruments are designed with the assistance of the Group's specialist asset management teams (AXA
Investment Managers and AllianceBernstein).
•   Reinsurance can also offer more customized solutions than the financial markets to mitigate certain risks; e.g., used in part of the in-force GMIB (Guaranteed Minimum Income Benefit) products.
•   Exposure analyses are carried out to monitor certain identified risks.

AXA's exposure to market risk is reduced by its broad range of operations and geographical positions, which provides good risk diversification and some natural hedging effects between different products and jurisdictions. Furthermore, a large portion of AXA's
Life & Savings operations involve unit-linked products, in which most of the core financial risk is borne directly by policyholders
(the shareholder's value is however still sensitive to financial market evolution and volatility).

Asset-liability and market risk involved in the business: General quantitative information

There is a clear distinction of risks between Life & Savings and Property & Casualty.

Description of Life & Savings insurance reserves

The market risks to which Life & Savings subsidiaries are exposed arise from a number of factors, among which:
•  A decline in returns on assets (due in particular to a sustained fall in yields on fixed income investments or in equity markets)
could reduce the investment margin if the return on new and existing invested assets is not sufficient to cover contractual interest rates payable to life insurance policyholders.
•  A rise in yields on fixed-income investments (coming from a rise in interest rates or in spreads) reduces the value of fixed-income portfolios and could have an adverse impact on the solvency margin and surrender levels on certain contracts, if competitive pressures lead to higher rates of policyholder profit participation on new contracts.
•  A decline in equity, real estate prices and alternative investments may reduce the level of solvency margins, as well as available surpluses.
•   Foreign-exchange risk is generally limited for the Group's Life & Savings companies as foreign-currency commitments are matched to a large extent by assets in the same currencies.
•  A rise in realized volatility may increase the cost of hedging the guarantees associated with some variable annuity products sold to policyholders.

208        2008 ANNUAL REPORT

The policies put in place to manage these risks are tailored to each product type and the risks relating to it.

The breakdown of life insurance reserves by product type and thus by AXA's obligations to its policyholders, is as follows:
•   23% at the end of 2008 (30% at the end of 2007 and 30% at the end of 2006) of the Group's Life & Savings technical reserves cover separate-account (unit-linked) products that do not materially affect AXA's risk exposure. This category includes products that provide a guarantee on invested capital in the event of death. On these products, the underlying financial market performance is mostly passed on to the policyholders. Overall, therefore, they present only a limited market risk for the Group through reduction of shareholders' value.
•   7% at the end of 2008 (8% at the end of 2007 and 7% at the end of 2006) of the Group's Life & Savings technical reserves cover separate-account products with related interest-rate or equity guarantees provided by the insurance company, called
Variable Annuities with guaranteed benefits. Suitable risk management policies have been put in place with respect to these products:
- Derivatives are used as part of the dynamic management of risks related to guaranteed benefits, in order to cover some market risks linked to guaranteed minimum death benefits, guaranteed minimum income benefits, guaranteed minimum accumulation benefit and guaranteed minimum withdrawal benefits. Derivatives are used to help reduce the economic impact of, among other things, unfavorable changes in GMDB, GMIB, GMAB and GMWB exposures due to movements in the equity, fixed income and foreign exchange markets. Two hedging platforms located in AXA Equitable for the US business and AXA Bank
Europe for the European and Asian business manage the market risks on these products.
- Policyholder's behaviors on these products, notably lapses, longevity/ mortality and election rates, are closely monitored and the risk of deviations of these items from our underlying assumptions is limited through updating the dynamic management programs that are in place.
•   18% at the end of 2008 (17% at the end of 2007 and 18% at the end of 2006) of the Group's Life & Savings technical reserves cover products without guaranteed cash values upon surrender.
- The in-force with-profits policies of AXA UK are managed with a significant surplus of free assets, used to adjust performance over the duration of such policies, while at the same time reflecting financial market performance in policyholders' revenues.
- Annuities in the payout phase are usually backed by fixed-income assets with maturities that match the underlying payout schedules, thereby avoiding reinvestment and liquidity risks.
- In the UK, surrender options on fixed-rate annuities are monitored through specific analyses and partially covered by interest-
rate options.
•   16% at the end of 2008 (14% at the end of 2007 and 12% at the end of 2006) of the Group's Life & Savings technical reserves are related to products offering one-year guaranteed rates that are updated every year. The risks arising from a sustained fall in interest rates in the financial markets are limited for these types of products, as most concern policies in France and group policies in Japan. Hedging programs have been implemented to cover long-term fixed maturities from the risk of an increase in interest rates.
•   36% at the end of 2008 (32% at the end of 2007 and 33% at the end of 2006) of the Group's Life & Savings technical reserves cover other products. These reserves cover surrender guarantees and, in some cases, a guaranteed long-term rate. Related risks are managed in the following ways:
- Products that are not surrender-sensitive are usually backed by fixed-income investments with maturities and interest rates generally sufficient to cover guaranteed benefits, so as to reduce as much as possible the reinvestment risk.
- Other products are managed with the surplus required to cover guarantees.
- Hedging programs that make use of derivatives may be set up to hedge the risk of a fall (floor) or a rise (cap) in interest rates.

Description of Property & Casualty and International Insurance reserves

Property & Casualty and International Insurance technical reserves break down as follows:

Technical liabilities

(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006 Restated (a)
Personal lines - Motor	15,349	15,446	14,835
Personal lines - Physical damage	3,240	3,219	3,059
Personal lines - Health	896	1,442	1,488
Personal lines - Other	4,575	4,075	4,274
Sub-total Personal lines	24,060	24,182	23,656
Commercial lines - Motor	2,885	2,698	2,679
Commercial lines - Physical damage	3,012	3,075	2,748
Commercial lines - Professional liability	6,717	6,950	7,244
Commercial lines - Health	3,054	2,799	2,757
Commercial lines - Other	6,896	6,494	6,254
Sub-total Commercial lines	22,565	22,016	21,682
Other	731	873	872
TOTAL - PROPERTY & CASUALTY INSURANCE EXCLUDING INTERNATIONAL INSURANCE	47,356	47,072	46,210
International Insurance - Physical damage	1,604	1,943	2,288
International Insurance - Motor, Marine, Aviation	2,980	3,144	3,294
International Insurance - Professional liability	3,649	3,846	3,935
International Insurance - Other	2,751	2,013	2,786
TOTAL - INTERNATIONAL INSURANCE	10,985	10,946	12,304
TOTAL - PROPERTY & CASUALTY INSURANCE INCLUDING INTERNATIONAL INSURANCE	58,340	58,018	58,514
(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

For Property & Casualty insurance business, the financial risk is borne directly by the shareholders. Long-tail activities, such as certain Third Party Liability lines, are sensitive to movements in financial markets. The principal market risks are:
•   A rise in yields on fixed-income investments (coming from a rise in interest rates or in spreads) reduces the value of fixed-income portfolios and could have an adverse impact on the solvency margin.
•   Lower yields on fixed-income investments increase the value of fixed maturity portfolios and, therefore, generally do not present a material risk, with the exception of certain contracts (disability income and workers' compensation) that provide guaranteed rates. On the other hand, a prolonged period of low yields would have an impact on the pricing of these products.
•   Foreign-exchange rate risk is relatively limited as commitments in foreign currencies are largely backed by assets in the same currencies.
•   Inflation may increase the compensation payable to policyholders, with the effect that actual claims payments may exceed the reserves set aside. This risk can be significant for long-tail businesses but is adequately taken into consideration through regular pricing adjustments or specific protections against peaks in inflation.
•   A decline in equity, real estate prices and alternative investments may reduce the level of solvency margins, as well as available surpluses

The investments of Property & Casualty insurance companies are therefore managed so as to optimize the return on assets while bearing in mind both the aforementioned risks and the requirements in terms of regulatory solvency and covering commitments.
A large portion of investments is made in liquid fixed maturities, to ensure the payment of exceptional benefits and claims that may arise. Once these factors have been taken into consideration, there is some capacity to make diversified investments (real estate or equity securities) that offer a natural hedge against inflation and optimize yields while minimizing volatility risk.

Processes in place and related Governance for Asset & Liability management

AXA manages its risks relating to investments as part of disciplined investment and reporting processes and through an appropriate governance structure.

As stated previously, insurance subsidiaries are responsible for monitoring risks through the use of liability structure analysis and asset-liability matching techniques. Based on detailed analyses, they define the strategic asset allocation policy, which is implemented by asset management companies appointed via investment management agreements. Insurance subsidiaries

210        2008 ANNUAL REPORT

are responsible for monitoring and controlling the investment policy carried out on their behalf by these asset management companies.

At Group level, an ALM Co-ordination Committee, supervised by the Group Chief Financial Officer, determines general asset-
liability management policy guidelines, ensure that our current exposure is within the Group risks limits and evaluates the results, which are then submitted to the Management Board and to the Finance Committee of AXA's Supervisory Board.

ALM coordination

The definition and coordination of ALM involves six major stages:
•   Detailed analysis of the liability structure by insurance companies.
•   Definition and proposal of a strategic asset allocation that factors in the long-term outlook as well as short-term constraints
(see below).
•  Validation of these strategic allocations by the entity's risk management unit and investment committee.
•   Local implementation of these strategic allocations through the definition of management contracts with asset management companies.
•  Tactical allocation and stock selection by asset management companies as part of management contracts.
•   Performance and reporting analysis.

LONG-TERM OUTLOOK: MODELING AND PROJECTING FUTURE CASH FLOWS

Long-term analysis is carried out in order to model commitments resulting from insurance policies and to define asset allocation so that these commitments can be met with a high degree of confidence while maximizing the expected return.

This work is carried out by Risk Management departments (local and central teams) and takes the form of detailed annual analyses that use consistent methods based on deterministic and stochastic scenarios. The aim of these analyses is to maximize the increase in economic value while complying with risk constraints and cost of capital. They are carried out by all significant Group entities, and provide the following information for the main product lines:
•  The amount of assets needed to meet commitments in a specific proportion of cases depending on risk tolerance.
•  The present value of future margins generated by insurance portfolios.

This information is aggregated across AXA's insurance operations, which allows strategic asset allocation to be monitored and adjusted if necessary.

SHORT-/MEDIUM-TERM OUTLOOK

These analyses are designed to confirm AXA's ability to satisfy capital adequacy requirements over the short and medium terms.
These requirements are included as constraints in asset-liability analyses.

The process is based primarily on monitoring and analyzing local and consolidated capital adequacy and solvency margin requirements. It is intended to ensure that AXA complies with its regulatory commitments and makes optimum use of capital resources at all times.

In addition, AXA's insurance operations are subject to local regulatory requirements in all jurisdictions in which AXA operates.
These local regulations prescribe:
•  The category, nature and diversification (by issuer, geographical zone and type) of investments.
•  The minimum proportion of assets invested in the local currency, taking into account technical commitments denominated in this currency (congruence rule).
•  As part of an ongoing capital allocation process, subsidiaries perform at least twice-yearly simulations on the various regulatory constraints applicable to them using extreme scenarios for assets (in terms of both the market value of equity securities and interest rate trends). The Group Central Finance Department consolidates these models, enabling it to assess the extent of each subsidiary's financial flexibility. The results are presented to the Finance Committee of AXA's Supervisory Board on a
regular basis.
•  ALM constraints are also taken into account when new products are being designed as part of the product approval process
(see section "Insurance risk - Product approval").

REPORTING: MONTHLY CONCENTRATION RISK REPORTING

Operational entities produce an asset allocation statement every month, to ensure that strategic allocations are being implemented.
This allows regular monitoring of certain key ALM indicators such as the duration and convexity of fixed income portfolios.

This work is carried out by local teams and then consolidated by Group Risk Management to give an overview for the whole
Group and to allow any required action to be taken.

Tactical allocation duties of Group asset management companies (AXA Investment Managers and
AllianceBernstein)

Asset management specialists, primarily AXA subsidiaries (AXA Investment Managers (AXA IM) and AllianceBernstein), are responsible for the day-to-day management of investments. Processes have been put in place in these companies to manage investments without exceeding agreed risk tolerance thresholds imposed by their client insurance companies in the investment management agreements.
This organization makes the skills required in these activities available for the benefit of all Group insurance companies.

Products that involve hedging programs using derivative instruments are designed with the help of dedicated teams at AXA Bank
Europe, AXA IM and AllianceBernstein. This organization means that all entities benefit from the best possible expertise and a high level of legal and operational security in these transactions, which are sometimes complex.

FOCUS ON THE MAIN FINANCIAL RISKS

The main financial risks for the AXA Group are as follows:
•   Interest-rate and equity risk related to the operating activities of Group subsidiaries.
•   Credit risk. Please read the next part "Credit risk" included in the Part IV- Section 4.2 - Quantitative and Qualitative Disclosures
about Market Risk and Risk Factors.
•   Exchange-rate risk related to the operating activities of Group subsidiaries.
•   Risks relating to the management of holding companies' foreign exchange exposure and debt.
•   Liquidity risk. Please read "Liquidity position and risk management framework" included in Part II - Section 2.4 - Liquidity and capital resources.

INTEREST RATES & EQUITY RISK RELATED TO THE OPERATING ACTIVITIES
OF GROUP SUBSIDIARIES

AXA performs sensitivity analyses to estimate Group exposure to movements in interest rates and equity markets. These analyses quantify the potential impact on the Group of positive and adverse changes in financial markets.

The AXA Group analyzes sensitivity to movements in interest rates and equity markets in two main ways:
•  sensitivities of European Embedded Value (EEV) for the Life & Savings business, as described below;
•  sensitivities of IFRS shareholder's equity for other-than-life businesses.

These analyses cover AXA SA, which carries most of the Group's debt, along with the largest subsidiaries in France, the United
States, the United Kingdom, Belgium, Switzerland, Germany, the Mediterranean and Latin American Region (Spain, Portugal,
Italy, Mexico, Morocco, Turkey, the Gulf Region and Greece), Australia, Hong Kong and Japan. At December 31, 2008, these subsidiaries represented 98% of AXA's consolidated invested assets within its insurance operations.

Group EV

	2008			2007 restated			2007 published
(in Euro million)	Life & Savings	Other businesses	Total	Life & Savings	Other businesses	Total	Life & Savings	Other businesses	Total
IFRS shareholders' equity at December 31	33,513	3,927	37,440	33,488	12,153	45,642	33,488	12,153	45,642
Net unrealized capital gains/ losses, not included in IFRS shareholders' equity	1,846	-	1,846	683	-	683	683	1,394	2,077
Excluded TSS/TSDI	-	-	-	-	-	-	-	(7,781)	(7,781)
Mark to Market debt	-	-	-	-	-	-	-	(77)	(77)
Excluded Intangibles	(19,643)	-	(19,643)	(17,833)	-	(17,833)	(17,833)	(9,339)	(27,172)
Unrealized capital gains projected in VIF & other stat- GAAP adjustments	(965)	-	(965)	(599)	-	(599)	(599)	-	(599)
Life & Savings Adjusted Net asset Value (ANAV) and Other Businesses IFRS shareholders' equity	14,750	3,927	18,677	15,738	12,153	27,892	15,738	(3,650)	12,088
Life & Savings Value of Inforce (VIF)	12,459	_	12,459	22,752	_	22,752	22,752	_	22,752
Group EV = AXA Life & Savings EEV + Other Businesses IFRS SHE at December 31	27,209	3,927	31,136	38,490	12,153	50,643	38,490	(3,650)	34,840

212        2008 ANNUAL REPORT

"Embedded Value" (EV) is a valuation methodology often used for long term insurance business. It attempts to measure the present value of cash available to shareholders now and in the future and accordingly is presented net of taxes and minority interests. "European Embedded Value" (EEV) is a refinement of this methodology based on Principles issued by the CFO Forum of European insurers, which AXA adopted during 2005. AXA publishes EEV only for its Life & Savings business.

In addition to Life & Savings EEV, AXA calculates a "Group EV" which adds to the Life & Savings EEV the IFRS shareholders'
equity of the other-than-life businesses. It is noteworthy that for other-than-life businesses, the presentation is designed to align with the Group EV standard proposed by the Market Consistent Embedded Value (MCEV) Principles©, issued by the CFO Forum in June 2008. In prior years, AXA had published a Group EV using a different definition regarding the contribution of other-than-life businesses (differences arising mainly from the treatment of perpetual subordinated debts and other-than-life intangible assets).
A comparison between both methodologies for 2007 figures is provided above.

The Group EV is not an estimate of AXA's «fair value», regardless of how one might define «fair value». It does not include the value of business to be sold in the future, nor does it include any value for future profits from existing business of other-than-life businesses (Property & Casualty, International Insurance, Asset Management, Banking, and Holdings and other companies).
However, the Life & Savings EEV is a key management metric measuring the risk-adjusted value of the business and tracking its evolution over time, and the Group EV provides a crucial link to processes that impact total Group value but can not be seen within the Life & Savings segment, such as hedging strategies executed at the Group level and also the impact of leverage on the Group.

The table above shows the reconciliation of IFRS shareholders' equity to the Group EV.
The Life & Savings "Adjusted Net Asset Value" (ANAV) is derived by aggregating the local regulatory (statutory) balance sheets and reconciling with the Life & Savings IFRS shareholders' equity, with the following main adjustments:
•    addition of unrealized capital gains/losses not included in shareholders' equity
•    elimination of the value of intangibles,
•    elimination of unrealized capital gains/losses included in the projection of future cash-flows (VIF),
•    adjustment for the differences between AXA's consolidated accounting basis and local regulatory bases.
Adding the Life & Savings VIF to the Life & Savings ANAV completes the Life & Savings EEV.

The Group EV equals the Life & Savings EEV plus the other businesses IFRS shareholders equity.

The Life & Savings VIF calculation, by nature, involves many assumptions about the future. For Life & Savings EEV, AXA has adopted a "market-consistent" approach to setting asset return assumptions. Each cash flow is discounted at an appropriate discount factor, so that starting with Euro 1 of bond or of equity, projecting expected cash flows and discounting, will simply give
Euro 1 of value. Mechanically, this can be described in a shortcut as assuming that, in the future, all assets will earn the risk-
free rate (referred to as the "reference rate" in the Embedded Value methodology) defined by the current market. However, cash flows are projected not only in a single scenario, but rather a stochastic set of scenarios is created, with the set maintaining the market-consistent condition that Euro 1 of any asset projected into the future gives a present value of Euro 1. Future earnings available to shareholders are assessed across this range of stochastic scenarios, with the present value being the Life & Savings
VIF. Our major assumptions include:
•    Actuarial assumptions reflect best estimates based on recent experience.
•    No productivity gains in the future are assumed, while a 2.0% average inflation rate was assumed in 2008 (2.2% in 2007).
•    Expenses are adjusted for non-recurring expenses and one-time strategic spending.
•    Some benefit from future mortality improvement on Life business is included, while annuity business does have an allowance for the costs of longevity increasing in all markets.
•    Non-financial risks are provided for through the cost of holding capital consistent with the necessary amount to obtain a
AA rating at each entity level
•    A weighted average tax rate of 31.7% was assumed in 2008 (32.4% in 2007).
•    In 2008, a premium over the swap rate (100 bps in the US and 50 bps in other countries except Japan) is included in the reference rate, reflecting the ability, in current market, for insurers with long term liabilities to earn risk-free returns in excess of swaps as a result of their investment in corporate bonds and the potential to purchase credit default swaps. In prior years, any such premium had been immaterial.

As described above, the Life & Savings VIF valuation under AXA's market-consistent framework does not depend on assumed future asset returns, but rather on the reference rate described above. The Life & Savings VIF valuation depends on stochastic projections of multiple scenarios, rather than a single scenario.

The sensitivities of the Group EV to changes in major economic assumptions were calculated as follows for the 2007 and 2008 values:

Upward parallel shift of 100 basis points (bps) in reference interest rates simulates a sudden shock to the initial conditions.
This means changes to: 1) the current market values of fixed-interest assets, with related possible changes to projected capital gains/losses and/or fee revenues, 2) future reinvestment rates for all asset classes, and 3) risk-discount rates. Inflation rates are not changed. Policyholder and management behaviors are adjusted following normal behavioral modeling. As noted in the definitions, these calculations reflect discount rate changes in Life & Savings and for other-than-life discounted reserves, as well as changes to the value of fixed-income assets, but no changes in value for asset classes such as equities or real estate are assumed to accompany the reference interest rate movements (although for Life & Savings future returns are impacted as these equal the risk-free rate on average across scenarios in the market consistent valuation). In reality, changes in value of other asset classes would probably lead to different results than shown here. It is also possible that a gradual movement in interest rates would produce different results than a sudden shock.

Downward parallel shift of 100 basis points in reference interest rates is the same as above but with a shift downward.
Where the shift of 100 basis points would drop rates below 0%, they are floored at zero.

10% higher value of equity markets at the start of the projection simulates a shock to the initial conditions just for equities.
This means changes to current market values of equities, with related possible changes to projected capital gains/losses and/or fee revenues. Policyholder and management behaviors are adjusted to be consistent with these conditions. As noted in the definitions, these calculations reflect a shock to the initial conditions for equities, but no changes in value for asset classes such as fixed maturities or real estate are assumed to accompany the equity change. In reality, changes in value of other asset classes would probably lead to different results than shown here. It is also possible that a gradual movement in equity would produce different results than a sudden shock.

10% lower value of equity markets at the start of the projection same as above but a decrease.

	2008						2007 (*)
	Life & Savings		Other businesses		Group		Life & Savings		Other businesses		Group
	Euro million	% Group EV	Euro million	% Group EV	Euro million	% Group EV	Euro million	% Group EV	Euro million	% Group EV	Euro million	% Group EV
Upward parallel shift of 100bps in risk-free rates	1,293	4%	(1,814)	-6%	(521)	-2%	318	1%	(1,576)	-3%	(1,258)	-2%
Downward parallel shift of 100bps in risk-free rates	(2,639)	-8%	1,948	6%	(692)	-2%	(1,416)	-3%	1,762	3%	346	1%
10% higher value of equity markets at start of projection	1,085	3%	264	1%	1,348	4%	1,594	3%	997	2%	2,591	5%
10% lower value of equity markets at start of projection	(1,047)	-3%	(317)	-1%	(1,364)	-4%	(1,639)	-3%	(997)	-2%	(2,636)	-5%
(*) 2007 sensitivities are different than the ones disclosed last year for other businesses in order to reflect the change in methodology for the Group EV.

All sensitivities are presented net of tax and minority interests, and where applicable, net of policyholders' participation.

2008 interest rate sensitivities (% of Group EV) for Life & Savings business of 4% to upward 100bps and -8% to downward 100bps
(2007: 1% and -3%) start from a significant lower financial market level than in 2007. As a result direct comparisons between
2007 and 2008 sensitivities have little meaning.

In most markets, there is an asymmetry predominantly driven by guaranteed interest rates having higher value when interest rates decrease, while higher reinvestment rates would need to be shared with policyholders limiting shareholders' gains in a higher rate environment. However this classical pattern is not followed in some entities (e.g., the UK and the Mediterranean and Latin
American Region), where the business has significantly less interest rate guarantees and the EEV behaves more like a portfolio of fixed-income assets.
In addition, higher interest rates affect the value both positively through higher investment rate and negatively through lower starting value of fixed income assets and higher discount rates for future profits. For different product types these interactions produce different results.

2008  interest rate sensitivities (% of Group EV) for other-than-life businesses of -6% to upward 100bps and 6% to downward
100bps (2007: -3% and 3%) reflect mainly the net-of-tax impacts on fixed-income assets, offset somewhat by derivatives. The majority of other-than-life reserves are not sensitive to interest rate changes.

2008 equity market sensitivities (% of Group EV) for Life & Savings business of 3% to upward 10% or -3% to downward 10%
(2007 3% and -3%) are more nearly symmetrical, with no complicating effects from changes of discount rates. The limited asymmetries reflect the impact of guarantees and profit-sharing rules, along with some hedging programs to limit potential losses.
The impacts of equity market value changes can come through general account exposures or through changing asset balances impacting future fee revenue on separate account business.

2008 equity market sensitivities (% of Group EV) for other-than-life businesses of 1% to upward 10% or -1% to downward 10%
(2007: 2% and -2%) reflect the net-of-tax impacts on equities including derivatives on equities.

214        2008 ANNUAL REPORT

EXCHANGE RATE RISK RELATED TO THE OPERATING ACTIVITIES OF GROUP
SUBSIDIARIES

In the insurance companies, which accounted for 89% of Group assets at December 31, 2008 (90% at the end of both 2007 and
2006), assets and liabilities with foreign currency exposure were generally matched or hedged.

•  Life & Savings business: 77% of Group assets at the end of 2008 (79% at the end of both 2007 and 2006).

In France, AXA is exposed to exchange-rate risk through the units it owns in certain investment funds partly invested in foreign currencies (particularly US dollar: €483 million vs. €1,645 million in 2007 and €1,607 million in 2006, pound sterling: €72 million
vs. €338 million in 2007 and €343 million in 2006, and Japanese yen: €136 million vs. €335 million in 2007 and €349 million in
2006). AXA France owns these units in order to diversify its investments and enable policyholders to benefit from the performance of international financial markets. AXA France controls and limits its exposure to exchange-rate risk by using forwards (notional of €1,046 million vs. €2,915 million in 2007 and €2,698 million in 2006).

In the United Kingdom, the Life & Savings segment is exposed to exchange-rate risk in both non-profit and with-profits funds.
The exposure in the non-profit funds arises through:
i. foreign-currency investments in Group companies with a market value of €569 million (€868 million in 2007 and €889 million in 2006), of which €178 million of fixed maturity holding in AXA Belgium (€175 million in 2007 and €177 million in 2006) is hedged;
ii. other foreign-currency investments with a market value of €443 million (€161 million in 2007 and €135 million in 2006), of which (a) €123 million are hedged through foreign exchange derivative instruments, and (b) €320 million represent strategic investments that are not hedged (notably €77 million in Banca MPS).
In addition, the UK non-profit funds have Euro denominated Credit Default Swaps in place with a nominal value of €76 million
(€199 million in 2007 and nil in 2006).
The exposure in with-profits funds arises on assets with a market value of €1,232 million (€2,770 million in 2007 and
€2,996 million in 2006), while foreign currency liabilities in the fund amount to €86 million (€136 million in 2007 and €188 million in 2006). The UK With-Profits funds hold some foreign exchange derivative instruments (including swaptions held in connection with Guaranteed Annuity Options).

AXA Japan's investment strategy is to invest when relevant outside the Japanese market in order to benefit from higher returns.
At the end of 2008, the total assets denominated in foreign currencies (mainly US dollar) represented an amount of €5,725 million
(€6,083 million at the end of 2007 and €10,025 million at the end of 2006). Excluding assets backing unit-linked contracts, the corresponding exchange rate risk was fully hedged through the use of derivatives.

Companies in the German Life & Savings segment hold investments denominated in foreign currencies (€3,688 million in
2008, €3,558 million in 2007, and €3,577 million in 2006), both directly and indirectly through investment funds, with the aim of diversifying their investments and taking advantage of foreign markets' performance. These investments are mainly in US dollars
(€3,001 million in 2008, €2,629 million in 2007, and €2,092 million in 2006), but also in pound sterling (€371 million in 2008,
€674 million in 2007, and €1,018 million in 2006) and Japanese yen (€103 million in 2008, €178 million in 2007, and €151 million in
2006). Exchange-rate risk exposure is hedged using forwards (notional €3,146 million vs. €2,542 million in 2007 and €2,241 million in 2006) and currency swaps (notional of €314 million vs. €430 million in 2007 and €423 million in 2006).

Swiss entities are exposed to exchange rate risk through their investments in foreign currencies (mainly Euro and US Dollar) due to limited investment possibilities and traditional low interest rate environment in Switzerland. As a result, they have foreign exchange exposure on equity securities as well as on fixed maturities denominated in currencies other than Swiss Francs. However, the main part of the exposure is hedged back into Swiss Francs with foreign exchange forwards. Switzerland Life & Savings foreign exchange exposure amounted to €15 billion (circa 36% of assets) at the end of 2008, of which €12 billion were hedged.

In Belgium, in the United States, and in the Mediterranean and Latin American Region, the Group's Life & Savings companies do not have any significant exposure to exchange-rate risk.

These countries accounted for 96% at the end of 2008 (96% at the end of both 2007 and 2006) of the Group's Life & Savings companies' assets.

•  Property & Casualty business: 10% of Group assets at the end of 2008 (9% at the end of both 2007 and 2006).

In France, AXA is exposed to exchange-rate risk through the units it owns in certain investment funds partly invested in foreign currencies mainly US dollar (€151 million vs. €492 million in 2007 and €649 million in 2006) and to a much lesser extent Pound
Sterling and Japanese Yen in order to diversify its investments. France controls and limits its exposure to exchange-rate risk by using forwards in all these currencies (notional of €301 million vs. €867 million in 2007 and €1,021 million in 2006).

In Belgium, AXA manages a US dollar run-off portfolio, which is fully hedged with investments in the same currency amounting to around €29 million (€110 million at the end of 2007 and €130 million at the end of 2006).

Germany is exposed to US dollar exchange-rate risk on certain investment funds for €808 million (€829 million in 2007 and
€733 million in 2006). Remaining exchange-rate risk exposure, mainly concerning the pound sterling for €57 million (€211 million in 2007 and €264 million in 2006) and the Japanese yen for €22 million (€62 million in 2007 and €63 million in 2006), is incurred for the purpose of diversifying investments. Germany controls and limits its exchange-rate risk by using forwards (notional
€836 million vs. €785 million in 2007 and €587 million in 2006) and currency swaps (notional of €194 million vs. €124 million in
2007 and none in 2006).

In the United Kingdom and Ireland, AXA is exposed to exchange-rate risk through its AXA Insurance subsidiary, which operates in pound sterling but has diversified its investment portfolio in line with its asset liability management objectives. At December 31, 2008,
AXA Insurance managed around €203 million (€86 million in 2007 and €146 million in 2006) of directly owned foreign-currency investments and cash. The United Kingdom and Ireland P&C segment also has investments totaling €97 million (€184 million in 2007 and €113 million in 2006) of CDO equity funds and investment funds which predominately invest in foreign-currency investments, equal to around 2.3% (3.1% in 2007 and 1.7% in 2006) of its investment portfolio. The United Kingdom has Euro denominated Credit Default Swaps in place with a nominal value of €144 million (€285 million in 2007 and nil in 2006). In addition,
AXA UK's Irish subsidiary also operates in Northern Ireland, and so manages a portfolio of pound sterling policies in an amount of €122 million (€140 million in 2007 and €134 million in 2006), hedged with investments in the same currency of €131 million
(€150 million in 2007 and €137 million in 2006).

In Switzerland, foreign exchange exposure amounted to €3.1 billion (circa 37% of assets) at the end of 2008, of which €3.0 billion were hedged with foreign exchange forwards.

In the Mediterranean and Latin American Region, the Group's Property & Casualty companies do not have any significant exposure to exchange-rate risk.

These countries accounted for 99% at the end of 2008 (95% at the end of 2007 and 94% at the end of 2006) of the Group's
Property & Casualty companies' assets.

•   International Insurance business (3% of Group assets at the end of 2008 vs. 2% at the end of 2007 and 3% at the end of
2006): In the course of its business, AXA Corporate Solutions Assurance carries some insurance liabilities, denominated in foreign currencies, particularly in US dollar (€1,319 million at the end of 2008 vs. €984 million at the end of 2007 and €1,118 million at the end of 2006) and, to a lesser extent, pound sterling (€474 million at the end of 2008 vs. €590 million at the end of 2007 and €607 million at the end of 2006). The company carries assets denominated in foreign currencies to ensure the balance sheet congruence. The congruence between the company's foreign-currency assets and liabilities is regularly adjusted, but is subject to unpredictable loss occurrence and the corresponding movements in reserves.

•  As regards holding companies (6% of Group assets at the end of 2008, 2007 and 2006), AXA SA has, since 2001, adopted a hedging policy on net investments denominated in foreign currencies, which aims at protecting the Group's consolidated shareholders' equity against currency fluctuations, using cross-currency swaps and foreign-currency debt.
At December 31, 2008, the main hedging positions were as follows:
- US$13.2 billion or €9.5 billion (US$11.3 billion or €7.7 billion at the end of 2007, and US$11.1 billion or €8.4 billion at the end of 2006) in respect of the US activities, including US$9.6 billion or €6.9 billion (US$7.7 billion or €5.2 billion at the end of
2007, and US$7.0 billion or €5.3 billion at the end of 2006) via cross-currency swaps,
- JPY1,036 billion or €8.2 billion (JPY599 billion or €3.6 billion at the end of 2007, and JPY456 billion or €2.9 billion at the end of 2006) in respect of the activities in Japan, mainly in the form of cross-currency swaps,
- £1.9 billion or €2.0 billion (£1.9 billion or €2.6 billion at the end of 2007, and £1.2 billion or €1.8 billion at the end of 2006) in respect of the UK business, mainly in the form of debt,
- C$1.7 billion or €1.0 billion (C$1.7 billion or €1.2 billion at the end of 2007, and C$1.0 billion or €0.7 billion at the end of 2006)
in respect of the Canadian business in the form of cross-currency swaps,
- CHF8.3 billion or €5.6 billion (CHF5.0 billion or €3.0 billion at the end of 2007, none at the end of 2006 as the hedges were put in place on January 1, 2007 following the acquisition of Winterthur) in respect of the Switzerland business, in the form of cross-currency swaps.

AXA SA's assets accounted for most of the assets of Group holding companies at the end of 2008.

RISKS RELATING TO THE MANAGEMENT OF HOLDING COMPANIES' FOREIGN
EXCHANGE EXPOSURE AND DEBT

For the purpose of optimizing the financial management and control of financial risks linked to holding companies, the Group
Central Finance Department has defined and introduced formal management standards, as well as guidelines for monitoring and assessing financial risks, which enable it to measure the positions of each affiliate in a consistent manner. These standards have been approved by the Management Board.

The Group Central Finance Department produces monthly reporting data that consolidate interest rate, foreign exchange and liquidity exposures, as well as the interest expenses of AXA SA. This reporting also includes medium-term forecasts.

216        2008 ANNUAL REPORT

These reports, together with information about hedging strategies, are sent regularly to and reviewed by the Finance Committee of AXA's Supervisory Board.

In addition, risks resulting from regulatory or other restrictions on dividend payments from the Group's operating subsidiaries or limitations on AXA's ability to reduce these subsidiaries' shareholders' equity is closely monitored. The Group's operating subsidiaries must comply with local regulations in the various countries where they operate, particularly minimum solvency requirements, which may restrict their ability to pay dividends to the Company or other Group companies, reduce their shareholders' equity, incur debt, engage in certain types of transactions with affiliates (including loans) or take certain other actions. As a result, internal cash flow projections (including dividend pay-outs) must take into account these constraints and possible future regulatory changes.

Interest-rate risk

DEFINITION: interest-rate risk may result from:
•   a mismatch between types of interest rates (fixed versus floating),
•   a mismatch between floating rate benchmarks,
•   a mismatch between floating rate renewal dates.

POLICY: the policy is defined in order to monitor and limit the potential medium-term variation in interest expenses and consequently to protect future levels of interest expenses, regardless of movements in interest rates.

ASSESSMENT:
•  Variability analyses assess the change in interest expenses over the duration of the strategic plan resulting from a 1% rise in interest rates.
•   Interest-rate sensitivity analyses assess changes in the value of interest-rate positions by currency and by maturity following a
1% upward shift in the yield curve.

Exchange-rate risk

DEFINITION: exchange-rate risk results from a mismatch between the currency of an asset (particularly net foreign currency investments in subsidiaries) and the currency in which it is financed.

POLICY: the objective is to limit variations in net foreign currency-denominated assets resulting from movements in exchange rates.
The purpose of the policy is therefore to protect the value of AXA's net foreign-currency investments in its subsidiaries and thus protect Group consolidated shareholders' equity against currency fluctuations. It is also designed to protect other key indicators such as adjusted net asset value, European embedded value and solvency ratios against such fluctuations.

ASSESSMENT: exchange rate sensitivity analyses measure the annual change in interest expenses resulting from a 10%
appreciation in the Euro against all other currencies together with the impact on shareholders' equity, gearing ratio and European solvency margin.

4.2 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK AND RISK FACTORS

Credit Risk

Information in this section (except the Credit Derivatives pie chart) should be read in conjunction with Note 4 to the Consolidated
Financial Statements included in Part V of this Annual Report which is covered by the Statutory Auditor's Report on the Consolidated
Financial Statements.

Counterparty credit risk is defined as the risk that a third party in a transaction will default on its commitments. Given the nature of its core business activities, AXA monitors two major types of counterparties, using methods suitable to each type:

•   Investment portfolios held by the Group's insurance operations (excluding assets backing separate-account products where the financial risk is borne by policyholders) as well as by banks and holding companies. These portfolios give rise to counterparty risk through the debt securities and derivative products held within them.

•   Receivables from reinsurers resulting from reinsurance ceded by AXA.

INVESTED ASSETS

AXA has a database consolidating the Group's listed assets and analyzing them by issuer, credit rating, sector and geographic region, in order to assess the risk of concentration in its equity and debt security portfolios. This database allows AXA to monitor, on a monthly basis, exposure to the default risk of a given issuer, particularly through holding of its debt securities. It also allows the monitoring of equity exposure.

As regards debt securities' issues, total issuer-specific exposure limits are set at Group level and at the level of each subsidiary.
These limits depend on the issuer's risk, assessed via its credit rating and type (corporate, government, state-owned companies and agencies). Note 9.4 of Part V - Consolidated financial statements sets out the debt securities portfolio by issuer type.
These tools allow GRM to ensure compliance with limits defined by the Group, among which asset allocation, credit risk concentration or counterparty risk for derivatives. The ALM Supervisory Committee is regularly kept informed of the work performed. These tools also enable coordinated contingency measures to be taken for the most sensitive counterparties.

At December 31, 2008, the breakdown of the debt security portfolio (€305.5 billion, including €10.7 billion of debt securities held through with-profits funds) by credit rating category was as follows:

At December 31, 2007, the breakdown of the debt security portfolio (€303.2 billion, including €15.5 billion held through with-
profits funds) by rating was: 37% in AAA, 30% in AA, 19% in A, 9% in BBB, 1% in BB and lower, and 4% in other.
At December 31, 2006, the breakdown of the debt security portfolio (€298.3 billion, including €17.9 billion held through with-
profits funds) by rating was: 40% in AAA, 26% in AA, 22% in A, 9% in BBB, 1% in BB and lower, and 1% in other.

Credit risk diversification and analysis policies, particularly using credit ratings, are implemented by investment departments and monitored by Risk Management teams.

218        2008 ANNUAL REPORT

ASSET BACKED SECURITIES BY UNDERLYING TYPE OF ASSET
(excluding Collateralized Mortgage Obligations (CMOs))

At December 31, 2008, the economic breakdown of the total value of ABS (€11.8 billion1 excluding CMOs and ABS held through with-profits funds) was:

(a) Mainly consumer loan ABS (plus some leases and operating ABS assets).

At December 31, 2008, AXA's invested assets included an exposure to US subprime residential and Alt-A mortgage loans of approximately €0.8 billion (68% equaling or above AA rating and 56% estimated policyholders' participation).

At December 31, 2007, the economic breakdown of the total value of ABS (€16.2 billion excluding CMOs and ABS held through with-profits funds) was: 18% in CLO, 15% in Consumer ABS, 11% in CDO, 18% in Commercial MBS, 23% in Prime Residential,
10% in US Subprime & Alt-A, and 5% in Non conforming RMBS. At December 31, 2007, AXA's invested assets included an exposure to US subprime residential and Alt-A mortgage loans of approximately €1.6 billion (84% equaling or above AA rating and 54% estimated policyholders' participation).

At December 31, 2008, the analysis by rating of the ABS portfolio was as follows and showed that 69% were AAA & AA.

At December 31, 2007, the breakdown of the ABS portfolio by rating was: 63% in AAA, 6% in AA, 14% in A, 10% in BBB,
1% in high yield, and 6% in NR/equity.

The negative gross fair value evolution of the ABS assets over the year 2008 was evaluated at €-3.5 billion, of which €-2.7 billion was recognized in the income statement and €-0.7 billion was recognized in shareholders' equity (versus €-1.5 billion in 2007, of which €-0.7 billion in the income statement and €-0.8 billion in shareholders' equity).
Net of policyholders' participation, tax and VBI/DAC reactivity, the negative fair value evolution of the ABS assets over the year
2008 was evaluated at €-1.3 billion, of which €-1.0 billion was recognized in the income statement and €-0.3 billion was recognized in shareholders' equity (versus €-0.6 billion in 2007, of which €-0.3 billion in the income statement and €-0.3 billion in the shareholders' equity).

(1) This figure represents an economic view i.e. 100% of assets held in consolidated "core block" and "satellite" funds and assets held by non consolidated funds.

CREDIT DERIVATIVES

The AXA Group, as part of its investment and credit risk management activities, may use strategies that involve credit derivatives
(Credit Default Swaps or CDS), which are mainly used as an alternative to corporate debt security portfolios, when coupled with government debt securities, but also as a protection on single corporate names or specific portfolios.

At December 31, 2008, the nominal amount of positions taken through credit derivatives was €30.9 billion1 including €8.1 billion of CDSs (or €1.7 billion net) held through CDOs and €22.8 billion (or €19.1 billion net) of CDSs. For these €19.1 billion CDSs, the credit risk taken by the AXA Group through these instruments is included in analyses of debt security portfolios as described in the previous section "Invested assets". Limits applied to issuers take into account these credit derivative positions.

The breakdown of these CDS's underlying debt securities by rating (resulting from management information) is as follows:

Credit risk relating to CDOs is monitored separately, depending on the tranches held, and regardless of the type of collateral
(debt securities or credit derivatives). Note that the CDOs are consolidated in AXA's balance sheet, in line with IFRS rules, even though AXA's investments in these CDO's assets are limited.

Counterparty Risk arising from Over-The-Counter (OTC) Derivatives

AXA actively manages counterparty risk generated by OTC derivatives through a specific Group-wide policy. This policy includes a limit framework and an exposure monitoring process. Limits are set specifically for each authorized counterparty, based on an internal scoring system. This policy also includes daily to weekly collateralization for the majority of the Group's exposure.

Monolines

At December 31, 2008, the direct general account exposure (excluding the UK with-profits) to monoline credit insurers ("Monolines")
was insignificant and the indirect exposure (debt securities enhanced by Monoline reinsurers) in the general account (excluding the UK with-profits) was €306 million, of which €113 million to Ambac and €135 million to MBIA (versus €379 million indirect exposure at the end of 2007, of which €128 million to Ambac and €162 million to MBIA).

MBIA reinsures 100% of all credit insurance risks (excluding cumulative losses between $0 and $13 million (ca 0.14%) and between $110 and $200 million (ca 1.19% and 2.16%) reinsured to other third party reinsurers on a diversified portfolio of wrapped
US municipal bonds underwritten by AXA RE (prior to its run-off).
The main characteristics of this portfolio are:
•   5,000+ different issues (84% AAA, AA & A, all investment grade) with aggregate principal amount of approximately
€7 billion,
•   Portfolio underwritten between 1998 and 2004,
•  Very few defaults encountered in 2008 and no impact expected for AXA.

(1) This figure represents an economic view i.e. 100% of assets held in consolidated "core block" and "satellite" funds and assets held by non consolidated funds.

220       2008 ANNUAL REPORT

RECEIVABLES FROM REINSURERS: RATING PROCESSES AND FACTORS

To manage the risk of reinsurers' insolvency, a Security Committee is in charge of assessing reinsurers' quality and acceptable commitments. The committee is under co-joined authority of GRM and AXA Cessions. This risk is monitored to avoid any excessive exposure to any specific reinsurer. The security committee meets monthly - and more frequently during renewal periods — and decides on any action to be taken with the aim of limiting AXA's exposure to the risk of default by any of its reinsurers.

In addition, AXA summarizes and analyzes its exposure to all reinsurers by factoring in all positions with reinsurers (claims, premiums, reserves, deposits, pledges and security deposits).
The Group's top 50 reinsurers accounted for 80% of reinsurers' share of insurance and investment contract liabilities in 2008
(versus 78% in 2007 and 75% in 2006).

The breakdown of all reserves ceded to reinsurers by reinsurer rating at December 31, 2008 (€11.7 billion) was as follows:

(a) At December 31, 2008, the AA rating portion of 43% included 7% for Swiss Re. Note that Swiss Re rating was downgraded by Standard & Poor's to A+
on February 18, 2009.

The "other" caption relates to reserves ceded to reinsurance pools, reserves ceded to reinsurers with which the AXA Group does limited business (not in the top 50) and reinsurers not rated by the main rating agencies.

At December 31, 2007, the breakdown of reserves ceded to reinsurers (€11.3 billion) by reinsurer rating was: 9% in AAA,
31% in AA, 36% in A, 1% in BBB/BB/B, and 22% in other.

At December 31, 2006, the breakdown of reserves ceded to reinsurers (€12.0 billion) by reinsurer rating was: 11% in AAA,
30% in AA, 15% in A, 2% in BBB/BB/B, 17% in Paris RE (reserves ceded to PARIS RE as part of AXA RE disposal, which were not split by ratings at the end of 2006) and 25% in other.

4.2 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK AND RISK FACTORS

Insurance risk

Information in this section should be read in conjunction with Note 4 to the Consolidated Financial Statements included in Part V of this Annual Report which is covered by the Statutory Auditor's Report on the Consolidated Financial Statements.

The Group's insurance subsidiaries have the primary responsibility to manage their insurance risks linked to underwriting, pricing and reserving, using a set of actuarial tools. They are also responsible for managing appropriately in response to changes in insurance cycles and to the political and economic environments in which they operate.

Insurance risks for both Life & Savings and Property & Casualty businesses are covered through 5 major processes, defined at
Group level but performed jointly by central and local teams:
•  Profitability analysis mainly through procedures governing pre-launch product approval (New product risk control) that complement strong and basic underwriting rules.
•  Regular exposure analysis to ensure that the Group's current exposure is within our risk appetite at Group level.
• Optimization of reinsurance strategies to mitigate the risks in order to cap the Group's peak exposures to protect our Solvency and reduce volatility of key financial indicators.
•  Reviews of technical reserves.
•  Emerging risks initiative to share expertise within the underwriting and risk communities.

PRODUCT APPROVAL

In its Individual Life & Savings activities, the AXA Group has set up pre-launch product approval procedures in each subsidiary to ensure that new risks underwritten by the Group undergo a rigorous approval process before the products are offered to customers. This harmonized approach also facilitates the sharing of product innovation within the Group.
These procedures are defined and implemented locally, and are structured and harmonized using the minimum requirements defined by GRM. The main characteristics of these procedures are as follows:
• Although the decision to launch a new product is taken locally, it must be the result of a documented approval process that complies with local governance practices and AXA Group standards. For variable annuity products with guarantees, this review is centralized, and submitted to the Management Board.
• All significant Individual Life & Savings products must go through this process.
• Guarantees and options embedded in the product must be quantified using stochastic methods defined by GRM in order to ensure that they are correctly reflected in pricing. This work also gives a better understanding of any asset-liability mismatch risk and the actual economic capital requirement at the product design stage. Where significant financial risks exist, an
ALM study must be performed to confirm the hedging strategy for the product.
• Stress tests are required on key assumptions to ensure that appropriate 'what if' scenarios are considered in the development process.
•  Pricing reports are sent to GRM prior to launch.

This profitability analysis framework is also used in Property & Casualty as a regular technical & risk audit with methods adapted to the underwriting of risks, while maintaining the principle of local decision-making based on a documented approval procedure.
The aim is twofold:
•  For pre-launch business, to ensure that new risks underwritten by the Group have undergone a rigorous process before the products are offered to customers and show adequate profitability adjusted for the cost of capital.
•  For post-launch business, to ensure the appropriate profitability and risks control of the in-force P&C underwritings.

This profitability framework complements strong and basic underwriting rules to ensure that no risks are taken outside the Group tolerances and that value is created by adequately pricing the risk.

222        2008 ANNUAL REPORT

EXPOSURE ANALYSIS

In order to ensure a consolidated view of insurance risks, GRM has developed and deployed common models/ metrics to measure risks homogeneously throughout the Group. This is designed to check that the Group's current exposure is within the Group's consolidated risk appetite limits.

A uniform Group-wide framework for quantifying all risks has been developed by GRM using stochastic modeling tools factoring in asset and insurance risks. This framework includes pricing control systems used by insurance operations as part of their product development process, such as those described in the previous section. This type of analysis quantifies and demonstrates the benefits of the diversification created by AXA's wide range of businesses and regional operations.

In the Life & Savings business, the aforementioned tools allow mortality/longevity risks to be analyzed on a multi-country basis.
The AXA Group regularly monitors its exposure to these risks (mortality, longevity, long-term care, etc.) and uses the results of this work to enhance the structure of its product ranges and its reinsurance coverage.

In addition, in the Property & Casualty business, the above mentioned tools permit analysis on a worldwide basis of market cycle, price elasticity, reinsurers' counterparty risk, claims frequency deviation, reserves adverse development and natural catastrophes. The results of this exercise are mainly used to optimize the Group's protection (through reinsurance or securitization)
and business-mix.

REINSURANCE

Definition of reinsurance requirements

Reinsurance purchasing is an important part of the Group's insurance activities and risk management.
For the Property & Casualty and Life & Savings operations, reinsurance programs are set up as follows:
•  Reinsurance placement is mainly handled centrally by AXA Cessions.
•  Prior to ceding risks, in-depth actuarial analyses and modeling are conducted on each portfolio by AXA Cessions and GRM to optimize the quality and cost of reinsurance cover. These analyses are performed in collaboration with the technical and reinsurance departments of Group operational entities. They measure frequency risks as well as specific severity risks (natural catastrophes, storms, floods, earthquakes). They provide guidance for determining the most appropriate reinsurance cover
(retention levels and scope of cover) for each portfolio and for each type of risk, in accordance with objectives and capital allocation constraints.
• Estimates of catastrophic risks are carried out on the basis of several pieces of modeling software available in the market.
Although these software products are key to allow objective discussions with reinsurers, they are regularly assessed within GRM and adjusted to the specific features of AXA's portfolio. Experience shows that these software products give imperfect estimates of real exposure, and can underestimate some important factors such as inflation following a major catastrophe or the effects of climate change. In addition, they do not factor in risks relating to legal developments requiring an insurer retrospectively to cover a risk that, it believed, was excluded from its policies.

Since 2006, this work has been extended to the Life & Savings business based on the same procedures as in the Property
& Casualty business. Certain Group companies now arrange reinsurance through AXA Cessions, which has set up a retention pool protected by Group covers placed on the Reinsurance Market.

Implementation of the reinsurance strategy: role of AXA cessions

In order to build adjusted and optimized protection, the Group's various operating entities place 100% of their reinsurance treaties with AXA Cessions. Only a small part of most treaties is placed directly in the reinsurance market through AXA Cessions, as most of the risk is combined at AXA Cessions level to form internal Group reinsurance pools by line of business.

The retention rate and coverage applied to these pools are designed to effectively protect the Group at low cost. Coverage is arranged through the reinsurance market or directly in the financial market through securitization (cat or mortality bonds).
In 2008, five pools were managed by AXA Cessions:
•  Property (Catastrophe and per risk + Personal Accident),
•  General Liability,
•  Marine,
•  Engineering,
•  Life.

For the motor liability segment, AXA Cessions has arranged Group protection for all entities.

All local Group companies ceding reinsurance are collectively protected by this Group coverage. The net financial results of this
Group protection are then retroceded to these entities.

Finally, in addition to the analyses described above, AXA regularly monitors its exposure to its main reinsurers, to ensure that consolidated limits remain within Group risk tolerance (please see the section "Credit Risk - Receivables from reinsurers")

TECHNICAL RESERVES

In addition to controlling upstream risks through prior product approval and analyzing the reinsurance strategy, operational entities specifically monitor reserve risks, both in Life & Savings and Property & Casualty businesses. Reserves have to be booked for claims as they are incurred or reported. These reserves are measured individually for each file by the claims departments.
Additional reserves for incurred but not reported (IBNR) claims, along with reserves for incurred but not enough reported (IBNER)
claims are also booked. Various statistical and actuarial methods are used in these calculations. Calculations are initially carried out locally by the technical departments in charge, and are then reviewed for a second opinion by local risk management teams or external technical experts.

For Property & Casualty business, the Group Risk Management, together with Group P&C Insurance Operations, Group Claims
Department and other entity specialists, performs in-depth reviews on specific portfolios to re-assess all underlying assumptions, methods and processes driving the exercise (claims management, actuarial, underwriting, etc.) and to check the compliance with the Group standard on reserving, which covers, among other matters, the independency of opinions, the documentation of the escalation process (meant to solve significant differences of opinion between first and second assessments) and the reconciliation process.

The Group's methods for Property & Casualty reserves are based on applicable accounting and actuarial standards as well as internal and industry best practice.

Actuaries in charge of assessing reserves for claims payable do not use a single method but a selection of approaches such as:
•  Methods based on the development of claims (paid or incurred) using triangulation methods (e.g. chain ladder and link ratio)
for which past experience is applied to each loss occurrence or underwriting year, in order to make reserves projections until their estimated final development.
•  Methods based on claims ratios (such as the ultimate claims ratio or the additional claims ratio).
•  Hybrid methods (such as Bornhuetter-Ferguson and Cape Cod).
•  Methods based on frequency and severity estimates.

The analysis is segmented differently depending on product type, geographical location, distribution channel, local regulation and other factors, in order to obtain a homogeneous claims base and ensure an appropriate analysis of reserves.
Assumptions depend on available data relating to reported losses at the time of the estimates, as well as local regulations, claims management procedures, pricing, underwriting information and the type of activities and claims (coverage type, attritional or major claims, recent or old occurrence). They also depend on economic, social and environmental factors, as well as on the legislative and political context, which are important variables in terms of reserves. Assumptions are made following discussions with claims managers, pricing actuaries, underwriters and other specialized departments. These discussions lead to the definition of reasonable estimate ranges.

However, it must be kept in mind that estimates are based mainly on assumptions that may prove different from subsequent experience, particularly in the event of changes in the economic environment (e.g. a rise in inflation), in the legal environment (case law) and in the social environment (class action suits), and especially if they affect the Group's main portfolios simultaneously.

EMERGING RISKS

Through its Emerging Risks initiative, AXA has established processes to qualify and quantify emerging risks which could develop over-time and become significant. These processes are designed to ensure that the Group's exposure is within its risk tolerance.
This initiative also allows expertise to be shared within the underwriting and risk communities and adequate underwriting policies to be defined.

Natural risks: climate change

The changing and growing risks caused by climate change and, more specifically, by global warming, represent a major challenge for all human activities and particularly insurance operations.

Global warming is now proven beyond doubt, although experts may disagree on its magnitude and projection. Even if it remains very difficult to estimate the local effect of climate change due to the large number of local geographical factors to be taken into account (sea currents, topography, etc.), some results are now available at regional level and used in our catastrophe risk estimations. However, it is still very difficult to estimate the consequences of extreme events (heat waves, droughts and floods, high winds and intense precipitation caused by cyclones), which are of particular concern to insurance companies. This led the
Group to launch in 2007 the AXA Research Fund, which supports academic research projects on Climate.

Aside from the immediate destruction caused mainly by flooding, and to a lesser extent by drought, climate change will have major implications for most human activities, particularly agriculture, timber production, healthcare and water activities, and therefore for the insurance used to protect them (property, agricultural, business interruption, civil liability, marine and aviation, life, health, etc.). The insurance sector thus faces major challenges in the coming years in the form of potential increases in property and

224        2008 ANNUAL REPORT

casualty claims, the emergence of new liability claims and growing uncertainties about the size of maximum possible losses, which have become harder to assess and to predict on the basis of past events. Furthermore, certain key economic sectors, which work together with the insurance sector, are set to undergo radical changes, due in particular to greenhouse gas emission constraints laid down in the Kyoto protocol, which was enacted on February 16, 2005.

Gradual premium rate adjustments will be required to widely reflect these risk factors, but are not likely to be sufficient to cover risks underwritten in the most exposed areas to flood or cyclone. By seeking to develop new solutions and actively contributing to the overall debate about the issues involved - particularly as part of the Carbon Disclosure Project - AXA, along with other major market players, intends to promote a better understanding and better forecasting of the risks resulting from global warming.

Pandemic / extreme mortality risk

In past years developments relating to bird flu attracted increasing attention across governments and industry to the risks associated with pandemics. While the level of public attention slowed in 2008, the risks continue to exist. Although assessing pandemic risks involves a significant amount of various assumptions, it requires the development and implementation of an appropriate risk management strategy.

As part of its mortality risk management, AXA issued in 2006 a "mortality" bond which provides the Group with some protection against mortality shocks. The redemption amount of this bond depends on general mortality thresholds. This instrument was transformed, where needed, by AXA Cessions into reinsurance capacity for AXA Group subsidiaries.

4.2 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK AND RISK FACTORS

Operational risks

AXA has defined a framework to identify and measure its operational risks that may arise from a failure in its organization, systems and resources or from external events. Ensuring an adequate mitigation of these risks across the Group is a key pillar of the risk management functions.

GENERAL PRINCIPLES

Guided by the principles set forth by the Basel Committee on banking supervision, AXA defines operational risk as the risk of loss resulting from inadequate or failed processes, people or systems. This inadequacy or failure may come from internal or external causes. It includes legal risk and considers reputation risk as an impact, and excludes risk arising from strategic decisions.

Responsibility for managing day-to-day operational risks lies mainly within operating subsidiaries, which are best positioned to take the appropriate measures to mitigate the risks faced by their organizations. However, AXA has defined a single Group framework for identifying, quantifying and monitoring the main operational risks, involving the deployment of a common system, and dedicated operational risk teams are in place in all the major entities of the Group.

AXA has developed a common operational risk typology listing around a hundred risks classified in the following seven risk categories:
•  Internal fraud.
•  External fraud.
•  Employment practices and workplace safety.
•  Clients and business practices.
•  Damage to physical assets.
•  Business disruption and system failures.
•  Execution, products, delivery and process management.

At Group level, both quantitative and qualitative requirements have been defined.
• Across the Group, the most critical operational risks of each entity are identified and assessed following a forward-looking and expert opinion approach. These risks are then aggregated using actuarial methods to estimate the capital allocation needed to cover operational risks based on models inspired by those proposed by the Basel Committee for banking supervision. Moreover,
Operational Risk profile is embedded into local governance through senior management validation to ensure adequate corrective and pre-emptive action of the main risks.
• In addition, a loss data collection process has been initiated in most companies of the Group in order to track and mitigate appropriately actual operational losses. This process is also used as a valuable source of information to back-test the assumptions taken in local risk assessments.

MANAGING POTENTIAL RISK ON REPUTATION

In the light of the global financial crisis triggered in 2008, AXA reinforced measures in place to protect its reputation, and communicated to shareholders, customers, staff, and more broadly the financial community, on its strength and financial soundness through:
• a tailored and daily basis communication at both internal and external levels (AXA's intranet and specific hotline to answer questions of staff, letters sent to customers and articles posted on AXA's Web site).
• a continuous monitoring of our online reputation (web and media monitoring system).
• an extensive communication of our CEO to the media in France and at international level.

226        2008 ANNUAL REPORT

PROFESSIONAL ETHICS

AXA adopted the AXA Group Compliance and Ethics Guide ("the Guide") in February 2004. The Guide, which was updated in
2006, covers all of the Group's worldwide employees. It defines rules for day-to-day professional conduct and covers a variety of matters including specific rules concerning conflicts of interest, transactions involving AXA securities and those of its listed subsidiaries, anti-money laundering, confidentiality and control of sensitive information.

MONEY LAUNDERING AND TERRORIST FINANCING RISK

AXA is firmly committed to combating money laundering and terrorist financing. This commitment is enshrined in a specific Anti-
Money Laundering charter established in 2002, which was approved by the Management and Supervisory Boards. In line with this charter, each AXA Group company is required to maintain procedures based on Group standards and principles, in addition to those required by applicable local regulations, and to appoint an anti-money laundering officer. The "know your customer"
principle is crucial in this respect, and is fundamental to all transactions. The Group Charter is reviewed and adjusted on a regular basis by taking into account international legal and regulatory developments.

REGULATORY RISKS

For the regulatory environment in which AXA operates including regulatory risks, please see "Additional factors which may affect
AXA's business" in Part II (Section 2.2) of this Annual Report.

LEGAL AND ARBITRATION PROCEEDINGS

Please see Part V - Note 30 "Litigation" of this Annual Report.

SOCIAL AND ENVIRONMENTAL RISKS

With respect to its employment practices, AXA's key challenge is to retain employees and position itself as an employer that is able to attract top talent.
Environmental risks are limited because AXA's core business activities are generally non-polluting.

INSURANCE COVER FOR THE GROUP'S PROPRIETARY RISK

The purchase of insurance on the Group's proprietary assets and risks is largely decentralized with Group subsidiaries responsible for identifying risks and purchasing their own insurance, such as property damage and public liability insurance, according to their local exposures and market conditions. As part of the general governance principles, subsidiaries may arrange protection with external insurers or with an internal AXA Group insurer.

AXA Cessions, however, is mandated to buy certain types of Group-wide insurance programs for risks shared by all AXA Group companies. These policies cover directors and officers' liability, professional liability and fraud and are:
• Group-wide insurance programs covering all AXA Group entities with the exception of AXA Asia Pacific Holdings and
AXA Financial and their subsidiaries, which traditionally arrange cover within their local market.
•  Reviewed and approved annually by the Management Board to ensure that AXA has achieved competitive terms and conditions.
The insurers used by the Group are acknowledged international leaders and financially solid.
For the policy year 2008-2009, the total cost for these Group-wide insurance programs was approximately €9.3 million, excluding taxes and commissions.

4.3 CERTAIN FINANCIAL INFORMATION

Please see Part V "Consolidated Financial Statements" of this Annual Report.

LEGAL PROCEEDINGS

Please see Part V "Consolidated Financial Statements" - Note 30 "Litigation" of this Annual Report.

DIVIDEND POLICY

The Company has paid dividends on its ordinary shares in each of the past five years. The Company pays dividends in Euro. Future dividends will depend on AXA's earnings, financial condition and other factors. Proposals for dividend payments are made at the discretion of the Management Board, subject to prior approval by the Supervisory Board, and are submitted for final approval to
AXA's shareholders at their Annual General Meeting.

AXA determines its dividend policy on the basis of its adjusted earnings minus interest charges on perpetual debt, and, in each of the past several years, has paid aggregate dividends in a general range of 40% to 50% of this amount. While management currently intends to maintain this dividend policy over the long term, it has decided to propose to the Shareholders' Meeting to be held on April 30, 2009 a dividend of €0.40 per share, which management believes strikes the correct balance between prudent capital management and the range of 40% to 50%, taking into account current financial market conditions and the general economic environment.

For further information on the dividends declared and paid in the most recent five years and on the Company's dividend policy see Part II "The AXA Group: Our global business operations, recent financial performance and financial condition", Section 2.1
"Dividends" and Part VI "Certain additional information - Description of AXA's Capital Stock", Section "Dividends" of this Annual
Report.

SIGNIFICANT CHANGES

For a description of certain developments since the date of the annual financial statements included in this Annual Report, please see Part V "Consolidated Financial Statements" - Note 31 "Subsequent events" of this Annual Report.

228        2008 ANNUAL REPORT

PART V

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheet

ASSETS

Notes	(in Euro million )	December 31, 2008(c) ;	December 31, 2007	December 31, 2006 Restated(d))
5	Goodwill	16,965	16,308	16,101
6	Value of purchased business in force(a)	4,410	4,373	5,030
7	Deferred acquisition costs and equivalent	18,765	16,757	15,896
8	Other intangible assets	3,156	3,288	2,350
	Intangible assets	43,297	40,726	39,377
	Investments in real estate properties	15,256	16,182	18,625
	Financial investments	341,170	360,051	358,718
	Loans	25,706	25,177	28,860
	Assets backing contracts where the financial risk is borne by policyholders(b)	131,990	182,827	176,562
9	Investments from insurance activities	514,123	584,237	582,765
9	Investments from banking and other activities	12,615	13,703	16,295
10	Investments in associates - Equity method	1,018	147	144
	Reinsurers' share in insurance and investment contracts liabilities	11,745	11,315	12,038
	Tangible assets	1,496	1,470	1,727
	Other long-term assets	548	564	456
	Deferred policyholders' participation assets	2,232	965	460
18	Deferred tax assets	5,379	3,151	3,198
	Other assets	9,655	6,150	5,840
	Receivables arising from direct insurance and inward reinsurance operations	12,629	12,140	11,873
	Receivables arising from outward reinsurance operations	1,148	913	805
	Receivables arising from banking activities	18,604	17,260	14,063
	Receivables - current tax	2,524	1,314	989
	Other receivables	13,517	15,658	18,919
11	Receivables	48,421	47,285	46,648
	Assets held for sale including discontinued operations	415	680	3,333
12	Cash and cash equivalents	32,227	18,684	21,169
	TOTAL ASSETS	673,516	722,927	727,609

All invested assets are shown net of related derivative instruments impact.

(a) Amounts gross of tax.

(b) Includes assets backing contracts where the financial risk is borne by policyholders with Guaranteed Minimum features.

(c) AXA Japan's balances were translated using December 31, 2008 exchange rates.

(d) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

230       2008 ANNUAL REPORT

LIABILITIES

Notes	(in Euro million)	December 31, 2008 (d)	December 31, 2007	December 31,2006 Restated(e)
	Share capital and capital in excess of nominal value	22,077	21,366	22,670
	Reserves and translation reserve	14,440	18,609	19,471
	Net consolidated income for the period - Group share(c)	923	5,666	5,085
	Shareholders' equity - Group share	37,440	45,642	47,225
	Minority interests	3,058	3,272	2,940
13	TOTAL SHAREHOLDERS' EQUITY	40,498	48,913	50,166
	Liabilities arising from insurance contracts	330,555	310,709	323,361
	Liabilities arising from insurance contracts where the financial risk is borne by policyholders(a)	85,916	113,654	108,984
	Total liabilities arising from insurance contracts	416,471	424,363	432,345
	Liabilities arising from investment contracts with discretionary participating features	38,081	40,121	32,606
	Liabilities arising from investment contracts with no discretionary participating features	1,295	1,452	1,121
	Liabilities arising from investment contracts with discretionary participating features and where the financial risk is borne by policyholders	7,840	10,414	11,007
	Liabilities arising from investment contracts with no discretionary participating features and where the financial risk is borne by policyholders	38,680	59,173	56,665
	Total liabilities arising from investment contracts	85,896	111,161	101,399
	Unearned revenue and unearned fee reserves	2,454	2,232	2,080
	Liabilities arising from policyholders' participation	13,859	19,322	24,940
	Derivative instruments relating to insurance and investment contracts	(1,176)	(187)	(163)
14	Liabilities arising from insurance and investment contracts	517,504	556,892	560,602
15	Provisions for risks and charges	9,308	8,654	8,845
	Subordinated debt	6,734	6,146	5,563
	Financing debt instruments issued	6,564	4,535	3,688
	Financing debt owed to credit institutions	1,216	175	95
16	Financing debt(b)	14,514	10,856	9,347
18	Deferred tax liabilities	3,609	5,534	6,861
	Minority interests of controlled investment funds and puttable instruments held by minority interest holders	5,108	7,751	7,224
	Other debts instruments issued, notes and bank overdrafts(b)	6,676	6,260	8,711
	Payables arising from direct insurance and inward reinsurance operations	7,167	7,033	7,947
	Payables arising from outward reinsurance operations	6,211	6,024	5,849
	Payables arising from banking activities(b)	20,890	18,713	16,992
	Payables - current tax	2,130	2,394	2,055
	Derivative instruments relating to other financial liabilities	23	140	124
	Other payables(c)	39,877	43,693	41,074
17	Payables	88,082	92,008	89,976
	Liabilities held for sale including discontinued operations	-	70	1,812
	TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	673,516	722,927	727,609
(a) Also includes liabilities arising from contracts where the financial risk is borne by policyholders with Guaranteed Minimum features.

(b) Amounts are shown net of related derivative instruments impact (Note 19).

(c) Includes €-106 million loss recognized against Other payables. As a reminder, AXA Japan closes its books at the end of September. According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned with the AXA Group, AXA Japan's 2008 accounts were adjusted with the provisional loss from October to December 2008.
This adjustment reflects mainly the further increase of the credit spreads during this period.

(d) AXA Japan's balances were translated using December 31, 2008 exchange rates.

(e) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

LIABILITIES

(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006 Restated (a)
Liabilities arising from insurance contracts where the financial risk is borne by policyholders	85,916	113,654	108,984
Liabilities arising from investment contracts with discretionary participating features and where the financial risk is borne by policyholders	7,840	10,414	11,007
Liabilities arising from investment contracts with no discretionary participating features and where the financial risk is borne by policyholders	38,680	59,173	56,665
Total Liabilities arising from contracts where the financial risk is borne by policyholders	132,436	183,241	176,657
Liabilities arising from insurance contracts	330,555	310,709	323,361
Liabilities arising from investment contracts with discretionary participating features	38,081	40,121	32,606
Liabilities arising from investment contracts with no discretionary participating features	1,295	1,452	1,121
Total Liabilities arising from other insurance and investment contracts	369,931	352,283	357,088

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

232        2008 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of income

Notes	(in Euro million, except EPS in Euro)	December 31, 2008	December 31, 2007	December 31,2006 Restated(i)
	Gross written premiums	84,662	86,116	71,299
	Fees and charges relating to investment contracts with no participating features	662	740	608
	Revenues from insurance activities	85,324	86,857	71,907
	Net revenues from banking activities	409	336	376
	Revenues from other activities	5,488	6,441	5,684
20	Revenues(a)	91,221	93,633	77,966
	Change in unearned premiums net of unearned revenues and fees	(321)	(612)	(452)
	Net investment income(b)	21,762	17,470	14,184
	Net realized investment gains and losses(c)	(173)	5,264	4,225
	Change in fair value of other investments designated as at fair value through profit or loss(h)	(51,994)	4,084	14,338
	Of which change in fair value of assets with financial risk borne by policyholders(e)	(43,687)	7,476	15,158
	Change in investments impairment(d)	(5,663)	(927)	(192)
21	Net investment result excluding financing expenses	(36,068)	25,891	32,555
	Technical charges relating to insurance activities(e)	(34,338)	(89,592)	(83,877)
22	Net result from outward reinsurance	(97)	(1,046)	(1,450)
	Bank operating expenses	(59)	(57)	(78)
24	Acquisition costs	(8,653)	(8,705)	(7,108)
	Amortization of the value of purchased business in force	(393)	(357)	(274)
24	Administrative expenses	(10,238)	(10,462)	(8,705)
	Change in tangible assets impairment	(5)	2	18
	Change in goodwill impairment and other intangible assets impairment	(126)	(148)	(12)
	Other income and expenses	148	(397)	(518)
	Other operating income and expenses	(53,761)	(110,760)	(102,004)
	Income from operating activities before tax	1,070	8,152	8,066
10	Income arising from investments in associates - Equity method	21	13	34
23	Financing debts expenses(f)	(685)	(471)	(473)
	Operating income before tax	406	7,695	7,626
18	Income tax(g)	830	(1,783)	(1,991)
	Net operating income	1,236	5,911	5,635
	Result from discontinued operations net of tax	-	480	123
	Net consolidated income	1,236	6,391	5,758
	Split between:
	Net consolidated income - Group share	923	5,666	5,085
	Net consolidated income - Minority interests	313	725	673
26	Earnings per share(j)	0.44	2.76	2.54
	Fully diluted earnings per share(j)	0.44	2.73	2.49

(a)  Gross of reinsurance.

(b)  Net of investment management costs.

(c)  Includes impairment releases on investments sold.

(d)  Excludes impairment releases on investments sold.

(e)  Offset by a balancing entry in technical charges relating to insurance activities.

(f)   Includes net balance of income and expenses related to derivatives on financing debt (however excludes change in fair value of these derivatives).

(g) The Income tax line item as at December 31, 2008 includes an out-of-period adjustment related to the prior years' double recognition of Deferred tax liabilities in relation with the changes in fair values of assets held by some consolidated investment funds (€188 million). The Group evaluated the impact for each individual year and in aggregate and concluded that they were immaterial to the financial statements for all years in which they were included. The prior years' Income tax expense recognized since the transition to IFRS was overstated by €13 million as at December 31, 2004, €51 million as December
31, 2005, €36 million as at December 31, 2006, €88 million as at December 31, 2007.

(h) Includes €-106 million loss recognized against Other payables in the balance sheet. As a reminder, AXA Japan closes its books at the end of September.

According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned with the AXA Group, AXA Japan's 2008 accounts were adjusted with the provisional loss from October to December 2008. This adjustment reflects mainly the further increase of the credit spreads during this period.
(i) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement,
(j) Revised net income EPS taking into account interest payments related to perpetual debts classified in equity, including foreign exchange impacts. Previously disclosed EPS excluded such adjustments. Basic net income EPS amounted to€2.77 and fully diluted net income EPS to €2.75 as at December 31, 2007 and €2.61 and €2.56 respectively as at December 31, 2006.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of recognized income
and expense for the period

(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006
Reserves relating to changes in fair value through shareholders' equity	(5,173)	(3,016)	(291)
Translation reserves	(1,253)	(1,571)	(969)
Employee benefits actuarial gains and losses through OCI	(731)	628	260
Net gains and losses recognized directly through shareholders' equity	(7,158)	(3,959)	(1,000)
Net consolidated income(a)	1,236	6,391	5,758
Total recognized income and expense for the period (SoRIE)	(5,922)	2,433	4,758
Split between:
SoRIE - Group share	(6,094)	1,942	4,198
SoRIE - Minority interests	172	490	560

(a) Includes €-106 million loss recognized against Other payables. As a reminder, AXA Japan closes its books at the end of September. According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned with the AXA Group, AXA Japan's 2008 accounts were adjusted with the provisional loss from October to December 2008.
This adjustment reflects mainly the further increase of the credit spreads during this period.

The consolidated statement of shareholders' equity is presented in Note 13.

234        2008 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

(in Euro million)	December 31, 2008	December 31, 2007	December 31,2006 Restated(a)
Operating income before tax	406	7,695	7,626
Net amortization expense(b)	539	855	508
Change in goodwill impairment and other intangible assets impairment(d)	126	4	12
Net change in deferred acquisition costs and equivalent	(1,474)	(1,911)	(1,371)
Net increase / (write back) in impairment on investments, tangible and other intangible assets	5,732	963	174
Change in fair value of investments at fair value through profit or loss(k)	49,759	(4,547)	(14,085)
Net change in liabilities arising from insurance and investment contracts(c)(d)	(33,001)	22,940	28,567
Net increase / (write back) in other provisions(e)	(45)	26	59
Income arising from investments in associates - Equity method	(21)	(13)	(34)
Adjustment of non cash balances included in the operating income before tax	21,615	18,317	13,829
Net realized investment gains and losses	(62)	(6,257)	(4,733)
Financing debt expenses	685	471	473
Adjustment for reclassification to investing or financing activities	624	(5,786)	(4,260)
Dividends recorded in profit or loss during the period	(2,048)	(2,543)	(2,014)
Interests paid & received recorded in profit or loss during the period	(20,790)	(16,237)	(13,210)
Adjustment of transactions from accrued to cash basis	(22,838)	(18,780)	(15,224)
Net cash impact of deposit accounting	(136)	1,474	199
Dividends and interim dividends collected	2,235	2,737	1,973
Interests collected	22,941	18,155	14,232
Interests paid (excluding interests on financing and perpetual debts)	(1,903)	(1,959)	(1,160)
Change in operating receivables and payables (f)	(943)	(1,978)	2,823
Net cash provided by other assets and liabilities(h)	(1,043)	430	(551)
Tax expenses paid	(1,670)	(2,292)	(1,620)
Other operating cash impact and non cash adjustment	2,032	1,401	1,294
Net cash impact of transactions with cash impact not included in the operating income before tax	21,513	17,967	17,188
NET CASH PROVIDED BY OPERATING ACTIVITIES	21,319	19,413	19,160

Purchase of subsidiaries and affiliated companies, net of cash acquired	(2,273)	(3,275)	(6,850)
Disposal of subsidiaries and affiliated companies, net of cash ceded	(150)	2,735	117
Net cash related to changes in scope of consolidation	(2,424)	(540)	(6,732)
Sales of debt securities(h)	55,064	72,633	66,798
Sales of equity securities and non controlled investment funds(g)(h)	26,251	34,258	18,890
Sales of investment properties held directly or not(h)	1,794	2,802	2,104
Sales and/or repayment of loans and other assets(h)(i)	44,507	35,262	19,500
Net cash related to sales and repayments of investments(g)(h)(i)	127,616	144,955	107,292
Purchases of debt securities(h)	(59,705)	(88,785)	(83,789)
Purchases of equity securities and non controlled investment funds(g)(h)	(21,939)	(33,114)	(19,829)
Purchases of investment properties held directly or not(h)	(1,575)	(1,292)	(1,575)
Purchases and/or issues of loans and other assets(h)(i)	(48,155)	(44,917)	(27,574)
Net cash related to purchases and issuance of investments(g)(h)(i)	(131,375)	(168,108)	(132,768)
Sales of tangible and intangible assets	20	174	130
Purchases of tangible and intangible assets	(359)	(486)	(294)

(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006 Restated(a)
Net cash related to sales and purchases of tangible and Intangible assets	(339)	(312)	(164)
Increase in collateral payable/ Decrease in collateral receivable	3,287	5,766	9,714
Decrease in collateral payable/ Increase in collateral receivable	(4,994)	(289)	(3,355)
Net cash impact of assets lending / borrowing collateral receivables and payables	(1,707)	5,477	6,359
Other Investing cash Impact and non cash adjustment	809	(15)	(34)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(7,421)	(18,543)	(26,047)

Issuance of equity instruments(k)	718	2,547	8,600
Repayments of equity instruments(k)	(84)	(1,046)	(34)
Transactions on treasury shares	(8)	(1,913)	(305)
Dividends payout	(2,887)	(2,714)	(2,124)
Interests on perpetual debts paid	(468)	(421)	(166)
Net cash related to transactions with shareholders	(2,727)	(3,547)	5,971
Cash provided by financial debts issuance	3,278	1,112	1,406
Cash used for financial debts repayments	(306)	(179)	(352)
Interests on financing debt paid(j)	(653)	(554)	(539)
Net cash related to Group financing	2,319	379	515
Other financing cash impact and non cash adjustment	100	4	8
NET CASH PROVIDED BY FINANCING ACTIVITIES	(308)	(3,164)	6,494

NET CASH PROVIDED BY DISCONTINUED OPERATIONS	-	105	242

Cash and cash equivalent as at January 1(l)	17,192	19,831	20,640
Net cash provided by operating activities	21,319	19,413	19,160
Net cash provided by investing activities	(7,421)	(18,543)	(26,047)
Net cash provided by financing activities	(308)	(3,164)	6,494
Net cash provided by discontinued operations	-	105	242
Impact of change in consolidation method	190	43	(7)
Net impact of foreign exchange fluctuations and reclassification on cash and cash equivalents	(161)	(494)	(649)
Cash and cash equivalent as at December 31(l)	30,811	17,192	19,831

(a) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

(b) Includes premium/discount capitalization and relating amortization, amortization of investment and owner occupied properties (held directly).

(c)  Includes impact of reinsurance and change in liabilities arising from contracts where the financial risk is borne by policyholders.

(d) Includes impairment and amortization of intangible assets booked during business combinations.

(e)  Mainly includes change in provisions for risks & charges, for bad debts/doubtful receivables and change in impairment of assets held for sale.

(f)  Includes impact of asset lending / borrowing and equivalent relating to banking activities.

(g)  Includes equity securities held directly or by controlled investment funds as well as non controlled investment funds,
(h) Includes relating derivatives.

(i) Includes sales/purchases of assets backing insurance & investment contracts where the financial risk is borne by policyholders.

(j) Includes net cash impact of interest margin relating to hedging derivatives on financing debt.

(k) Includes €-106 million loss recognized against Other payables in the balance sheet. As a reminder, AXA Japan closes its books at the end of September.
According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned with the AXA Group, AXA Japan's 2008 accounts were adjusted with the provisional loss from October to December 2008. This adjustment reflects mainly the further increase of the credit spreads during this period. It was assumed that most of this impact affects non cash items.

(I) Net of bank overdrafts - see Note 12.

236       2008 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the consolidated financial statements

NOTE 1 > ACCOUNTING PRINCIPLES
1.1. GENERAL INFORMATION

AXA SA, a French "Société Anonyme" (the "Company" and, together with its consolidated subsidiaries, "AXA" or the "Group"), is the holding (parent) company for an international financial services group focused on financial protection. AXA operates principally in Europe, North America and Asia-Pacific. The list of the main entities included in the scope of the AXA's consolidated financial statements is provided in Note 2 of the notes to the consolidated financial statements.

AXA operates in the following primary business segments:

•   Life & Savings,

•   Property & Casualty,

•   International Insurance,

•  Asset Management,

•   Banking.

AXA has its primary listing on the Paris stock exchange's Euronext market and has been listed since June 25, 1996 on the
New York Stock Exchange.

These consolidated financial statements including all Notes were finalized by the Management Board on March 16, 2009.

1.2. GENERAL ACCOUNTING PRINCIPLES

1.2.1. Basis for preparation

AXA's consolidated financial statements are prepared as at December 31. However, certain entities within AXA have a different reporting year end, in particular AXA Life Japan, which has a September 30 financial year end.

The consolidated financial statements were prepared in compliance with IFRS standards and IFRIC interpretations that were definitive and effective as at December 31, 2008, as adopted by the European Union before the balance sheet date. However, the Group does not use the "carve out" option to avoid applying all the hedge accounting principles required by IAS 39. As a consequence, the consolidated financial statements also comply with IFRS as issued by the International Accounting Standards
Board ("IASB").

Amendments to standards and Interpretations published and effective in 2008

The application in 2008 of the following amendments and interpretations, had no significant impact on the Group's consolidated financial statements:

• Reclassification of Financial Assets (Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7
Financial instruments: Disclosures), was published on October 13, 2008. The amendments permit an entity to reclassify certain non-derivative financial assets out of the fair value through profit or loss category and out of the available for sale category if specific circumstances are met.

- Debt instruments may be reclassified to the loans and receivables category, if they meet the definition of loans and receivables at the reclassification date and the entity has the ability and intention to hold the assets for the foreseeable future or until maturity.

- Other certain non-derivative financial assets classified as at fair value through profit or loss category (other than assets designated by option at inception as measured at fair value through profit or loss) may be reclassified to the held to maturity category or to the available for-sale category in rare circumstances and where the entity no longer has the intention to sell the assets in the short term.

- At the reclassification date the financial assets are reclassified at their fair value, which becomes the new cost or amortised cost of the financial asset. Previously recognized gains and losses cannot be reversed.

A further amendment was published on November 27, 2008 to clarify the effective date and transition requirements. The amendments to IAS 39 and IFRS 7 are effective July 1, 2008 and are to be accounted for on a prospective basis from the date of reclassification. For reclassifications made before November 1, 2008, the amendment permits an entity to use fair values as of July 1, 2008. Any reclassification on or after November 1, 2008 shall take effect only from the date when the reclassification is made. No reclassification of financial assets, such as allowed by the amendments to IAS 39, was made by the Group in 2008.

•   IFRIC 14 - IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, published on
July 4, 2007;

•   IFRIC 11 - Group and Treasury Share Transactions, published on November 2, 2006, that addresses the application of
FRS 2 to share-based payment arrangements in three cases. When an entity chooses or is required to buy its own equity instruments to settle the share-based payment obligation, the arrangement should be accounted for as equity-settled share-
based payment transactions. When a parent company grants employees of a subsidiary's rights to its equity instruments, assuming the transaction is recorded as an equity-settled transaction in the consolidated financial statements, the subsidiary would also record the transaction as an equity-settled transaction in its financial statements. When a subsidiary grants its employees rights to equity instruments of its parent company, the subsidiary should record the transaction as a cash-settled share-based payment transaction.

On December 31, 2008, there is no standard or interpretation published by the IASB and effective as at January 1, 2008, but not yet endorsed by the European Union, which is applicable to the Group.

Standards and interpretations published but not yet effective

IFRS 8 - Operating Segments, published in November 2006 and applicable from January 1, 2009, replaces IAS 14 - Segment
Reporting. The new standard requires disclosed operating segments to be based on the segmentation used in the entity's internal reporting, on the basis of which operational heads allocate capital and resources to the various segments and assess the segments' performance. The standard requires the entity to explain the basis on which segments are determined, and provide a reconciliation between consolidated balance sheet and income statement amounts. The standard is not expected to have a significant impact on the Group's financial statements.

The amendment to IAS 23 - Borrowing Costs, published on March 29, 2007 and applicable from January 1, 2009, makes it compulsory to capitalise borrowing costs and removes the option to expense these costs. The amendment excludes eligible assets measured at fair value from the revised standard's scope of application. This amendment is not expected to have a significant impact on the Group's consolidated financial statements.

Revised IAS 1 - Presentation of financial statements, published on September 6, 2007 and applicable from January 1, 2009, represents the first step in the lASB's comprehensive project on reporting financial information. The new standard requires to present all non-owner changes in equity either in one statement of comprehensive income or in two statements, to present a statement of financial position (balance sheet) as at the beginning of the earliest comparative period in a complete set of financial statements when the entity applies an accounting policy retrospectively or makes a retrospective restatement. It also requires to disclose income tax relating to each component of other comprehensive income and reclassification adjustments relating to components of other comprehensive income. Finally, revised IAS 1 changes the titles of financial statements. The standard is expected to have a limited impact on the presentation of the Group's financial statements.

Revised IFRS 3 - Business Combinations and amendments to IAS 27 - Consolidated and Separate Financial Statements,
published on January 10, 2008 and effective for financial years beginning on or after July 1, 2009 with earlier adoption permitted, represent the second phase of the IASB business combination project. Revised IFRS 3 introduces a number of changes in the accounting of business combinations that could impact the amount of goodwill to be recognized, the net income of the period of the acquisition and future results. The amendments to IAS 27 require that a change in the ownership interest of a subsidiary be accounted for as an equity transaction, with no impact on goodwill or net income. In addition, they introduce changes in the accounting for losses incurred by subsidiaries and the loss of control of an entity. The changes will be applied prospectively to new acquisitions and transactions with minority interests after the adoption date.

The amendment of IFRS 2 - Share based payments, published on January 17, 2008 and applicable from January 1, 2009, clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. This amendment is not expected to have a significant impact on the Group's consolidated financial statements.

The amendments to IAS 32 - Financial Instruments: Presentation and IAS 1 - Presentation of Financial Statements - Puttable
Financial Instruments with Obligations Arising on Liquidation, published on February 14, 2008 and applicable from January 1,
2009 respectively require i) certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met and ii) disclosure on these instruments. These amendments are not expected to have a significant impact on the Group's consolidated financial statements.

The Improvements to IFRSs, published on May 22, 2008 and applicable from January 1, 2009 unless otherwise specified, include amendments that are not part of a major project. They are presented in a single document rather than as a series of piecemeal changes. They involve accounting changes for presentation, recognition or measurement purposes and terminology or editorial

238        2008 ANNUAL REPORT

changes with minimal effect on accounting. These amendments are not expected to have a significant impact on the Group's consolidated financial statements.

Eligible Hedged Items (an amendment to IAS 39 Financial Instruments: Recognition and Measurement), published on July 31,
2008 and applicable for the Group from January 1, 2010, clarifies how the existing principles underlying hedge accounting should be applied. Additional guidance is given to illustrate how hedge accounting should be applied in (a) a one-sided risk in a hedge item, and (b) inflation in a financial hedged item. These amendments are not expected to have a significant impact on the Group's consolidated financial statements.

IFRIC 15, Agreements for the Construction of Real Estate, published July 3, 2008 and applicable from January 1, 2009, applies to the accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. IFRIC 15 provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11, Construction Contracts or IAS18, Revenue, and when revenue from the construction should be recognized.
This interpretation is not expected to have a significant impact on the Group's consolidated financial statements.

IFRIC 16, Hedges of a Net Investment in a Foreign Operation, published July 3, 2008 and applicable to the Group from January 1,

2009, provides guidance to an entity that hedges the foreign currency risk arising from its net investments in foreign operations and wishes to qualify for hedge accounting in accordance with IAS 39. IFRIC 16 does not apply to other types of hedge accounting.
The interpretation provides guidance on identifying the foreign currency risks that qualify for hedge accounting and where within a group, the hedging instrument can be held. The guidance is to be applied prospectively to transactions and hedging arrangements after the adoption date.

IFRIC 17. Distribution of Non-cash Assets to Owners, published November 27, 2008 and applicable to the Group from January 1,
2010,  provides guidance on how an entity should measure distribution of assets other than cash when it pays dividends to its owners. The interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation. The guidance is to be applied prospectively to distributions after the adoption date.

Preparation of financial statements

The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions. It requires a degree of judgment in the application of Group accounting principles described below. The main balance sheet captions concerned are goodwill (in particular impairment tests described in section 1.6.1), intangible assets acquired in a business combination, the value of acquired business in force, deferred acquisition costs and equivalent, certain assets accounted at fair value, liabilities relating to the insurance business, pension benefit obligations and balances related to share-based compensation. The principles set out below specify the measurement methods used for these items. These methods, along with key assumptions where required, are discussed in greater depth in the notes relating to the asset and liability items concerned where meaningful and useful.

As recommended by IAS 1, assets and liabilities are generally classified globally on the balance sheet in increasing order of liquidity, which is more relevant for financial institutions than a classification between current and non-current items. As for most insurance companies, expenses are classified by destination in the income statement.

All amounts in the consolidated balance sheet, consolidated statement of income, consolidated statement of cash flows, consolidated statement of recognized income and expense for the period and in the notes are expressed in Euro million, and rounded up to the nearest whole unit, unless otherwise stated.

1.2.2. First time adoption of IFRS

The AXA Group's transition date is January 1, 2004. The Group prepared its opening IFRS balance sheet at that date. The Group's
IFRS adoption date is January 1, 2005.

The major options elected in accordance with IFRS 1 were the following:

Purchase Accounting, goodwill and other intangibles related to past business combinations performed prior to
January 1, 2004

AXA chose not to restate past business combinations based on the option available in IFRS 1. As a result, past business combinations prior to January 1, 2004 are accounted for on a previous GAAP basis in the IFRS financial statements, except:

•   goodwill has been denominated in the functional currency of the acquired entity under IFRS since January 1, 2004 (transition to IFRS), and

•   any item recognized under previous GAAP that did not qualify for recognition as an asset or liability under IFRS was reclassified into goodwill.

As the result, the goodwill gross value disclosed in Note 5 represents the gross value of these goodwills net of cumulated amortization recognised in French GAAP as at December 31, 2003.

Currency Translation Differences

AXA elected the option to reset to zero all past cumulative currency translation differences for all foreign operations as of January 1,
2004.

Pension accounting

All cumulative past actuarial gains and losses on all employee benefit plans were recognized in retained earnings as of January 1,
2004.

The AXA's accounting policies have been consistently applied to all the periods presented in its financial statements, including policies relating to the classification and measurement of insurance contracts, investment contracts and other financial investments and liabilities including derivatives.

1.3. CONSOLIDATION

1.3.1. Scope and basis of consolidation

Companies in which AXA exercises control are known as subsidiaries. Under the current definition of IAS 27, control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control according to the IAS 27 / SIC 12 current model is transferred to AXA. Control is presumed to exist when AXA directly or indirectly holds more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are also considered when assessing whether AXA controls another entity.

Entities that are controlled in substance, even without any ownership interest, are also consolidated, as well as entities that are controlled in substance because of a specific statute or an agreement, even without any ownership interest. In particular this relates to special purpose entities, such as securitization vehicles.

Companies over which AXA exercises a joint controlling influence alongside one or more third parties are consolidated proportionately.

Companies in which AXA exercises significant long-term influence are accounted for under the equity method. Significant influence is presumed when AXA directly or indirectly holds 20% or more of the voting rights or, for example, when significant influence is exercised through an agreement with other shareholders. AXA's share of equity associates' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is stated under "Other reserves".

Investment funds and real estate companies are either fully consolidated or proportionately consolidated or accounted for under the equity method, depending on which conditions of IAS 27 / SIC 12 listed above they satisfy. For fully consolidated investment funds, minority interests are recognized at fair value and shown as liabilities in the balance sheet if the companies' instruments can be redeemed at any time by the holder at fair value. Investment funds accounted by equity method are shown under the balance sheet caption "Financial investments".

1.3.2.  Business combinations: purchase accounting and goodwill including minority interests buyout

In accordance with the option made available by IFRS 1 - First-time adoption of lFRS, business combinations prior to 2004 were not restated with respect to French accounting principles in force at the time. The principles described below apply to the business combinations that occurred after January 1, 2004.

Valuation of assets acquired and liabilities assumed of newly acquired subsidiaries and contingent liabilities

Upon first consolidation, all assets, liabilities and contingent liabilities of the acquired company are estimated at their fair value.
However as permitted by IFRS 4, liabilities related to life insurance contracts or investment contracts with discretionary participating features are maintained at the carrying value prior to the acquisition date to the extent that this measurement basis is consistent with AXA's accounting principles. The fair value of acquired business in force relating to insurance contracts and investment contracts with discretionary participating features is recognized as an asset corresponding to the present value of estimated future profits emerging on acquired business in force at the date of acquisition (also referred to as value of acquired business in force or
VBI). The present value of future profits takes into consideration the cost of capital and is estimated using actuarial assumptions based on projections made at purchase date but also using a discount rate that includes a risk premium.

Investment contracts with no discretionary participating features do not benefit from this exemption permitted by IFRS 4 in phase I of the lASB's insurance project, i.e. the fair value of acquired liabilities is booked through the recognition of an asset corresponding to the value of acquired business in force. Liabilities relating to investment contracts with no discretionary participating features are measured directly at fair value. In accordance with IAS 39, the fair value of these contracts cannot be less than surrender value when they contain a demand feature.

Other intangible assets such as the value of customer relationships are recognized only if they can be measured reliably. The value of customer relationships intangible in this case represents the value of future cash flows expected from renewals and the cross-
selling of new products to customers known and identified at the time of the acquisition. These projections include assumptions

240        2008 ANNUAL REPORT

regarding claims, expenses and financial revenues, or they can be estimated on the basis of the new business value. In line with accounting practices in force before the adoption of IFRS, which may continue to be applied under IFRS 4, future premiums relating to acquired business may be recognized in the "Value of purchased business in force" item.

To the extent that these other intangible assets can be estimated separately and reliably, they can also be measured by looking at the purchased marketing resources that will allow to generate these future cash flows.

The nature of the intangible assets recognized is consistent with the valuation methods used when purchasing the acquired entity.

In the context of a business combination, only restructuring costs that can be measured reliably and which correspond to an existing liability of the acquired company prior to the acquisition date are included in restructuring provisions recognized in the acquired company's balance sheet at acquisition date.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at completion date, plus external fees directly attributable to the acquisition.

The adjustment to the cost of a business combination contingent on future events is included in the cost of the combination if the adjustment is probable and can be measured reliably. In the estimate of the contingent consideration, attention is paid to use assumptions that are consistent with the assumptions used for the valuation of intangible assets such as VBI. If the future events do not occur or the estimate needs to be revised, the cost of the business combination is adjusted accordingly, taking account of the impact in terms of additional goodwill and/or adjustments of the valuation of acquired assets and liabilities.

If the transaction is denominated in a foreign currency, the exchange rate used is that in force on the date of the transaction or on the starting date of the transaction (if it occurs over a period).

Goodwill

The excess of the cost of acquisition over the net fair value of the assets, liabilities and contingent liabilities acquired represents goodwill. Goodwill arising from the acquisition of a foreign entity is recorded in the local currency of the acquired entity and is translated into Euro at the closing date.

If the cost of acquisition is less than the net fair value of the assets, liabilities and contingent liabilities acquired, the difference is directly recorded in the consolidated statement of income.

Adjustments can be made to goodwill within twelve months of the acquisition date, if new information becomes available to complete the initial accounting. In this case, comparative information is presented as if the initial accounting had been completed from the acquisition date.

If, after the period of twelve months, a deferred tax asset, initially considered as not recoverable, finally meets the recognition criteria, the corresponding tax benefit is recorded in the consolidated statement of income; however, the impact is offset by a reduction in goodwill through net income.

Goodwill is allocated across business segments (Life & Savings, Property & Casualty, International Insurance, Asset Management
and Banking) to cash generating units corresponding (i) to the companies acquired or portfolios of business acquired according to their expected profitability, and (ii) to the entities already within the AXA Group that will benefit from the synergies of the combination with the activities acquired. This allocation of goodwill is used both for segment reporting and for impairment testing.

Minority interests buyouts

In the event of a minority interests buyout of a subsidiary, the new goodwill is recognized as the difference between the price paid for the additional shares and the shareholders' equity acquired (including changes in fair value posted through equity).

Put over minority interests

When control over a subsidiary is acquired, a put option may be granted to minority shareholders. However, the recognition of the puttable instruments as a liability depends on the contractual obligations.

When the contract involves an unconditional commitment exercisable by the option holder, it is recognized as a liability. Since the balancing entry to this liability is not specified by current IFRS, and since IFRIC's Agenda Committee decided in 2006 not to take any position on the accounting treatment of these transactions, the Group's method is (i) to reclassify minority interests from equity to liability, (ii) to re-measure this liability at the present value of the option price and (iii) to recognize the difference as an addition to goodwill. Similarly, subsequent changes in the liability will be recorded against goodwill.

Intra-group transactions

Intra-group transactions, including internal dividends, payables/receivables and gains/losses on intra-group transactions are eliminated:

•   in full for controlled subsidiaries, and;

•   to the extent of AXA's interest for entities consolidated by equity method or proportionate consolidation.

The effect on net income of transactions between consolidated entities is always eliminated, except for permanent losses, which are maintained.

In the event of an internal sale of an asset that is not intended to be held on the long term by the Group, deferred tax is recognized as the current tax calculated on the realized gain or loss is eliminated. The income statement impact of the potential policyholders'
participation resulting from this transaction is also eliminated, and a deferred policyholders' participation asset or liability is posted to the balance sheet.

In addition, the transfer of consolidated shares, between two consolidated subsidiaries but held with different ownership percentages, should not impact the Group net income. The only exception would be any related tax and policyholders' participation recorded in connection to the transaction, which are maintained in the consolidated financial statements. These transfers also have an impact on Group shareholders' equity (with a balancing entry recorded in minority interests). This impact is identified in the "other" changes of the consolidated statement of shareholders' equity.

1.4. FOREIGN CURRENCY TRANSLATION OF FINANCIAL STATEMENTS AND
TRANSACTIONS

The consolidated financial statements are presented in Euro million, the Euro being the Group's presentational currency.

The results and financial position of all Group entities that have a functional currency (i.e. the currency of the primary economic environment in which the entity operates) different from the Group presentational currency are translated as follows:

•  assets and liabilities of entities in a functional currency different from Euro are translated at the closing rate;

•   revenues and expenses are translated at the average exchange rates over the period;

•  all resulting foreign exchange differences are recognized as a separate component of equity (translation differences).

At the local entity level, foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except where hedge accounting is applied as explained in section 1.9.

As mentioned in section 1.3.2, goodwill arising on the acquisition of a foreign entity is recorded in the local currency of the acquired entity and is translated into Euro at the closing date.

Foreign exchange differences arising from the translation of a net investment in a foreign subsidiary, borrowings and other currency instruments qualifying for hedge accounting of such investment are recorded in shareholders' equity under translation differences and are recycled in the income statement as part of the realized gain or loss on disposal of the hedge net investment.

Foreign exchange differences arising from monetary financial investments available for sale are recognized as income or expense for the period in respect of the portion corresponding to amortized cost. The residual translation differences relating to fair value changes are recorded in shareholders' equity.

1.5. SEGMENT REPORTING

The segmental analysis provided in AXA's Annual Report and Financial Statements reflects both business lines (primary business segment) and geographical zones; it is based on five business lines: Life & Savings, Property & Casualty, International Insurance,
Asset Management and Banking. An additional "Holdings" segment includes all non-operational activities.

1.6. INTANGIBLE ASSETS

1.6.1. Goodwill and impairment of goodwill

Goodwill is considered to have an indefinite useful life and is therefore not amortized. Impairment tests are performed at least annually. Impairment of goodwill is not reversible.

AXA performs an impairment test of goodwill at least annually based on cash generating units, using a multi-criterion analysis with parameters such as the value of assets, future operating profits and market share, in order to determine any significant adverse changes. It also considers the interdependence of transactions within sub-groups. Within each cash generating unit, a comparison is made between net book value and the recoverable value (equal to the higher of market value and value in use). Value in use consists of the net assets and expected future earnings from existing and new business, taking into account the cash generating units' future cash flows. The value of future expected earnings is estimated on the basis of the life insurance and investment contracts embedded value figures published by AXA or similar calculations for other activities. Market values are based on various valuation multiples.

242        2008 ANNUAL REPORT

1.6.2. Value of purchased life insurance business in force (VBI)

The value of purchased insurance contracts and investment contracts with discretionary participating features recognized in a business combination (see section 1.3.2) is amortized as profits emerge over the life of the contracts' portfolio. In conjunction with the liability adequacy test (see section 1.13.2), VBI is subject to annual recoverability testing based on actual experience and expected changes in the main assumptions.

1.6.3.  Other intangible assets

Other intangible assets include softwares developed for internal use for which direct costs are capitalized and amortized on a straight-line basis over the assets' estimated useful lives.

They also include customer relationships intangibles as well as distribution agreements recognized as a result of business combinations, provided that their fair value can be measured reliably and it is probable that future economic benefits attributable to the assets will benefit to the Group. If these assets have a finite useful life, they are amortized over their estimated life. In all cases, they are subject to impairment tests, at each closing for assets with a finite useful life and at least annually for other assets.
In the event of a significant decline in value, an impairment is booked corresponding to the difference between the value on the balance sheet and the higher of value in use and market value.

1.6.4.  Deferred acquisition costs (DAC) relating to insurance contracts and investment contracts with discretionary participating features - Deferred origination costs (DOC) relating to investment contracts with no discretionary participating features

The variable costs of writing insurance contracts and investment contracts with discretionary participating features, primarily related to the underwriting of new business, are deferred by recognizing an asset. This asset is amortized based on the estimated gross profits emerging over the life of the contracts. In conjunction to the liability adequacy test (see section 1.13.2) this asset is tested for recoverability: any amount above future estimated gross profits is not deemed recoverable and expensed.

For investment contracts with no discretionary participating features, a similar asset is recognized (DOC) but limited to costs directly attributable to the provision of investment management services. This asset is amortized by taking into account projections of fees collected over the life of the contracts. The amortization of DOC is reviewed at each closing date to reflect changes in assumptions and experience. This asset is also tested for recoverability.

DAC and DOC are reported gross of unearned revenues and fees reserves.

These unearned revenues and fees reserves are separately recognized as liabilities and are amortized over the contract term using the same amortization approach used for DAC and DOC.

1.7. INVESTMENTS FROM INSURANCE, BANKING AND OTHER ACTIVITIES

Investments include investment in real estate properties and financial instruments including equities, debt securities and loans.

1.7.1. Investment properties

Investment properties (excluding investment properties totally or partially backing liabilities arising from contracts where the financial risk is borne by policyholders and from "With-Profit" contracts) are recognized at cost. The properties components are depreciated over their estimated useful lives, also considering their residual value if it may be reliably estimated.

In case of unrealized loss over 15%, an impairment is recognized for the difference between the net book value of the investment property and the fair value of the asset based on an independent valuation. Furthermore, at the level of each reporting entity, if the cumulated amount of unrealized losses under 15% (without offsetting with unrealized gains) represents more than 10% of the cumulated net cost of real estate assets, additional impairment are booked on a line-by-line approach until the 10% threshold is reached.

If, in subsequent periods, the appraisal value rises to at least 15% more than the net carrying value, previously recorded impairment is reversed to the extent of the difference between a) the net carrying value and b) the lower of the appraisal value and the depreciated cost (before impairment).

Investment properties that totally or partially back liabilities arising from:

•   contracts where the financial risk is borne by policyholders,

•   "With-Profit" contracts where dividends are based on real estate assets, are recognized at fair value with changes in fair value through profit or loss.

1.7.2. Financial instruments

Classification

Depending on the intention and ability to hold the invested assets, financial instruments are classified in the following categories:

•  assets held to maturity, accounted for at amortized cost;

•   loans and receivables (including unquoted debt instruments) accounted for at amortized cost;

•  assets held for trading and assets designated as at fair value with change in fair value through profit or loss;

•  available-for-sale assets accounted for at fair value with changes in fair value recognized through shareholders' equity.

At inception, the option to designate financial investments and liabilities at fair value with change in fair value recognized through income statement is mainly used by the Group in the following circumstances:

•  financial investments when electing the fair value option allows the Group to solve accounting mismatch, and in particular:

- assets backing liabilities arising from contracts where the financial risk is borne by policyholders;

- assets included in hedging strategies set out by the Group for economical reasons but not eligible for hedge accounting as defined by IAS 39;

- debts held by structured bond funds controlled and consolidated by the Group and made up of CDOs (Collateralized Debt
Obligations);

•   portfolios of managed financial investments whose profitability is valued on a fair value basis: mainly securities held by consolidated investment funds, managed according to the Group risk management policy ("Satellite Investment Portfolio", see definition below).

In practice, assets held through consolidated investment funds are classified:

•  either as assets of the "Core Investment Portfolios" which include assets backing liabilities arising from insurance and investment contracts, managed according to AXA's ALM strategy;

•   or as assets of the "Satellite Investment Portfolios", reflecting the strategic asset allocation based on a dynamic asset management aimed at maximizing returns.

Underlying financial instruments held in the "Core Investment Portfolios" are classified as available-for-sale unless involved in a qualifying hedge relationship or more broadly when electing the fair value option reduces accounting mismatch. As specified above, the financial instruments held in the "Satellite Investment Portfolios" are accounted for at fair value with changes in fair value recognized through income statement.

Assets designated as available-for-sale, trading assets, investments designated as at fair value through P&L and all derivatives are measured at fair value, i.e. the amount for which an asset could be exchanged, between knowledgeable, willing parties in an arm's length transaction. The Group applies the IAS 39 fair value hierarchy as detailed in Note 9.9.

Loans which are not designated under the fair value option are accounted at amortized cost, net of amortized premiums and discounts and impairment.

Impairment of financial instruments

AXA assesses at each balance sheet date whether a financial asset or a group of financial investments at (amortized) cost or designated as "available for sale" is impaired. A financial asset or group of financial investments is impaired when there is objective evidence of impairment as a result of one or more events and this event has an impact on the estimated future cash flows of the asset(s) that can be reliably estimated.

For debt instruments classified as "held to maturity" or "available for sale", an impairment based respectively on future cash flows discounted using the initial effective interest rate or on fair value is recorded through the income statement if future cash flows may not be fully recoverable due to a credit event relating to the instrument issuer. A downgrade of an entity's credit rating is not, of itself, evidence of impairment. If the credit risk is eliminated or improves, the impairment may be released. The amount of the reversal is also recognized in the income statement.

For equity securities classified as available for sale, a significant or prolonged decline in the fair value below its carrying value is considered as indication for potential impairment, such as equity securities showing unrealized losses over a 6 months period or more (prior to the closing date), or unrealized losses in excess of 20% of the net carrying value at the closing date. If such evidence exists for an available for sale financial asset, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment on that financial asset already booked in the income statement - is removed from shareholders' equity and an impairment is recognized through the income statement. Equity securities impairment recognized in the income statement cannot be reversed through the income statement until the asset is sold or derecognized.

Impairments of loans available for sale are based on the present value of expected future cash flows, discounted at the loan's effective interest rate (down to the loan's observable market price), or on the fair value of the collateral.

For financial investments accounted for at amortized cost, including loans and assets classified as "held to maturity" or assets designated as "Loans and receivables", the impairment test is first performed at the asset level. A more global test is then performed on groups of assets with similar risk profile.

244        2008 ANNUAL REPORT

Methods for calculating the net book value of assets sold (average cost, first-in first-out, etc.) depend on local ALM strategies as these strategies have been set up to take into account specific commitments to policyholders. These methods may differ within the Group provided that they are used consistently at each entity level.

1.8. ASSETS BACKING LIABILITIES ARISING FROM CONTRACTS WHERE
THE FINANCIAL RISK IS BORNE BY POLICYHOLDERS

Assets backing liabilities arising from insurance or investment contracts where the financial risk is borne by policyholders are presented in a separate aggregate of the balance sheet so that they are shown in a symmetrical manner to the corresponding liabilities. This presentation is considered more relevant for the users and consistent with the liquidity order recommended by
IAS 1 for financial institutions, since the risks are borne by policyholders, whatever the type of assets backing liabilities (investment properties, debt securities or equity securities, etc). Details of these assets are provided in the notes.

1.9. DERIVATIVE INSTRUMENTS

Derivatives are initially recognized at fair value at purchase date and are subsequently re-measured at their fair value. Unrealized gains and losses are recognized in the statement of income unless they relate to a qualifying hedge relationship as described below. The Group designates certain derivatives as either: (i) hedging of the fair value of recognized assets or liabilities or of a firm commitment (fair value hedge); or (ii) hedging of highly probable expected future transactions (cash flow hedge); or (iii) hedging of net investments in foreign operations.

The Group documents, at inception, the hedge relationship, as well as its risk management hedging objectives and strategy. The
Group also documents the hedge effectiveness, both at inception and on an ongoing basis, indicating the actual or expected efficiency level of the derivatives used in hedging transactions in offsetting changes in the fair values or cash flows of hedged underlying items.

Fair value hedge

Changes in the fair value of derivatives designated and qualifying as fair value hedge are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability.

Cash flow hedge

The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedge is recognized in shareholders' equity. The gain or loss relating to any ineffective portion is recognized in the income statement. Cumulative gain or loss in shareholders' equity is recycled in the income statement when the hedged underlying item impacts the profit or loss for the period (for example when the hedged future transaction is recognized). When a hedging instrument reaches its maturity date or is sold, or when a hedge no longer qualifies for hedge accounting, the cumulative gains or losses in shareholders' equity are held until the initially hedged future transaction ultimately impacts the income statement.

Net investment hedge

The accounting of net investments in foreign operations hedge is similar to the accounting of cash flow hedge. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in shareholders' equity; the gain or loss relating to the ineffective portion is recognized in the income statement. Cumulative gains and losses in shareholders' equity impact the income statement only on disposal of the foreign operations.

Derivatives not qualifying for hedge accounting

Changes in the fair value of all other derivative instruments that do not qualify for hedge accounting are recognized in the income statement.

The Group holds financial investments that include embedded derivatives. Such embedded derivatives are separately recorded and measured at fair value through profit or loss if the impact is deemed significant.

For balance sheet presentation, derivatives are presented alongside with the underlying assets or liabilities for which they are used, regardless of whether these derivatives meet the criteria for hedge accounting.

1.10. ASSETS / LIABILITIES HELD FOR SALE AND ASSETS / LIABILITIES
INCLUDING DISCONTINUED OPERATIONS

These comprise assets, particularly buildings or operations, intended to be sold or discontinued within twelve months. Subsidiaries held for sale remain within the scope of consolidation until the date on which the Group loses effective control. The assets and activities (assets and liabilities) concerned are measured at the lower of net carrying value and fair value net of selling costs. They are presented in separate asset and liability items on the balance sheet. The liabilities of subsidiaries (excluding shareholders' equity)
held for sale are entered separately on the liability side of the consolidated balance sheet, with no netting against assets.

In the event of a discontinuation of operations representing either a business line, a main and distinct geographical region or a subsidiary acquired solely with a view to reselling, their after-tax contribution is stated on a separate line of the income statement.
For comparison purposes, the same applies to the presentation of income statements relating to previous periods that are included in the financial statements. This separate line also includes the post-tax gain / loss recognized on the disposal of the discontinued
operation at the date of loss of control.

Details on information presented in the balance sheet and income statement are provided in the notes to the consolidated financial statements.

The purpose and condition of the use of the derivatives within the Group are detailed in Note 19.

1.11. CASH AND CASH EQUIVALENTS

Cash comprises cash on hand and demand deposits while cash equivalents are short-term, liquid investments that are readily convertible to cash and which are subject to low volatility.

1.12. SHARE CAPITAL AND SHAREHOLDERS' EQUITY

1.12.1. Share capital

Ordinary shares are classified in shareholders' equity when there is no obligation to transfer cash or other assets to the holders.

Additional costs (net of tax) directly attributable to the issue of equity instruments are shown in shareholders' equity as a deduction to the proceeds.

1.12.2. Perpetual debts

Perpetual debts and any related interest charges are classified either in shareholders' equity (in the "other reserves" aggregate)
or as liabilities depending on contract clauses without taking into consideration the prospect of redemption under economic constraints (e.g. step up clauses or pressure from shareholders to pay a dividend).

1.12.3. Compound financial instruments

Any financial instrument issued by the Group with an equity component (for example an option granted to convert the debt instrument into an equity instrument of the company) and a liability component (a contractual obligation to deliver cash) is classified separately on the liability side of the balance sheet with the equity component reported in Group shareholders' equity (in the
"other reserves" aggregate). Gains and losses relating to redemptions or refinancing of the equity component are recognized as changes to shareholders' equity.

1.12.4. Treasury shares

Treasury shares and any directly related costs are recorded as a deduction to consolidated shareholders' equity. Where treasury shares are subsequently sold or reissued, any consideration received is included in consolidated shareholders' equity, net of any directly related costs and tax effects.

However, treasury shares held by controlled investment funds backing contracts where the financial risk is borne by policyholders are not deducted as all risks and income resulting from holding these shares are attributable to policyholders.

1.13. LIABILITIES ARISING FROM INSURANCE AND INVESTMENT
CONTRACTS

1.13.1. Contracts classification

The Group issues contracts that transfer an insurance risk or a financial risk or both.

246        2008 ANNUAL REPORT

insurance contracts, including assumed reinsurance contracts, are contracts that carry significant insurance risks. Such contracts may also transfer financial risk from the policyholders to the insurer. Investment contracts are contracts that carry financial risk with no significant insurance risk.

A number of insurance and investment contracts contain discretionary participating features. These features entitle the contract holder to receive additional benefits or bonuses on the top of these standard benefits:

•   they are likely to represent a significant portion of the overall contractual benefits;

•   their amount or timing is contractually at the discretion of the Group; and

•   they are contractually based on the performance of a group of contracts, the investment returns of a financial asset portfolio or the company profits, a fund or another entity that issues the contract.

In some insurance or investment contracts, the financial risk is borne by policyholders. Such contracts are usually unit-linked contracts.

The Group classifies its insurance and investment contracts into six categories:

•   liabilities arising from insurance contracts,

•   liabilities arising from insurance contracts where the financial risk is borne by policyholders,

•   liabilities arising from investment contracts with discretionary participating features,

•   liabilities arising from investment contracts with no discretionary participating features,

•   liabilities arising from investment contracts with discretionary participating features where the financial risk is borne by policyholders; these relate to unit-linked contracts or multi-funds contracts containing a non-unit-linked fund with discretionary participating features,

•   liabilities arising from investment contracts with no discretionary participating features where the financial risk is borne by policyholders.

1.13.2. Insurance contracts and investment contracts with discretionary participating features

According to IFRS 4, recognition and derecognition are based on the AXA accounting policies existing prior to IFRS and are described below, except for the elimination of equalization provisions and selective changes as permitted by IFRS 4 (see paragraph below on guaranteed benefits).

Unearned premium reserves represent the prorated portion of written premiums that relates to unexpired risks at the balance sheet date.

For traditional life insurance contracts (that is, contracts with significant mortality or morbidity risk), the future policy benefits reserves are calculated on a prospective basis according to each country regulation provided methods used are consistent with the Group's policies and using assumptions on investment yields, morbidity/mortality and expenses.

Additional reserves are booked if there are any adverse impacts on reserves level caused by a change in mortality table.

Future policy benefits reserves relating to investment contracts with discretionary participation features (previously called "savings contracts" in AXA's accounting principles) that carry low mortality and morbidity risk are calculated using a prospective approach based on discount rates set at inception (similar to the retrospective approach, i.e. "account balance" methodology).

The discount rates used by AXA are less or equal to the expected future investment yields (assessed on prudent basis).

Part of the policyholders participation reserve is included in future policy benefits reserves, according to contractual clauses.

The "Liabilities arising from policyholders participation" caption includes the entire "Fund for Future Appropriation" (FFA) relating to UK with-profit contracts, which principally covers future terminal bonuses according to the terms of these contracts. The combination of provisions on with-profit contracts and the FFA varies in line with the market value of the assets supporting the participating with-profit funds. Technical reserves are measured on a "realistic" basis in accordance with UK accounting standard
FRS 27 and in line with the practice used by UK insurance companies with respect to these contracts.

For insurance and investment contracts with discretionary participating features, if the contracts include a minimum guaranteed rate, any potential reserve deficiency caused by insufficient future investment return is immediately booked.

Except when these guarantees are covered by a risk management program using derivative instruments (see next paragraph), guaranteed minimum benefits reserves relating to contracts where the financial risk is borne by policyholders (insurance contracts because they include such guarantees or investment contracts with discretionary participating features), are build over the life of the contract based on a prospective approach: the present value of future benefit obligations to be paid to policyholders in relation to these guarantees is estimated on the basis of reasonable scenarios. These scenarios are based on assumptions including investment returns, volatility, surrender and mortality rates. This present value of future benefit obligations is reserved as fees are collected over the life of the contracts.

Some guaranteed benefits such as Guaranteed Minimum Death or Income Benefits (GMDB or GMIB), or certain guarantees on return proposed by reinsurance treaties, are covered by a risk management program using derivative instruments. In order to minimize the accounting mismatch between liabilities and hedging derivatives, AXA has chosen to use the option allowed under IFRS 4.24 to re-measure its provisions: this revaluation is carried out at each accounts closing based on guarantee level projections and takes into account interest rates and other market assumptions. The liabilities revaluation impact in the current period is recognized through income, symmetrically with the impact of the change in value of hedging derivatives. This change in accounting principles was adopted on the first time application of IFRS on January 1, 2004 for contracts portfolios covered by the risk management program at that date. Any additional contracts portfolios covered by the risk management program after this date are valued on the same terms as those that applied on the date the program was first applied.

Claims reserves (non-life insurance)

The purpose of claims reserves is to cover the ultimate cost of settling an insurance claim. Claims reserves are not discounted, except when relating to disability annuities.

Claims reserves include the claims incurred and reported, claims incurred but not reported (IBNR) as well as claim handling costs.
Claims reserves are based on historical claim data, current trends, actual payment patterns for all insurance business lines as well as expected changes in inflation, regulatory environment or anything else that could impact amounts to be paid.

Unearned revenues reserves

Revenues received at contract inception to cover future services are deferred and recognized in the income statement using the same amortization pattern as the one used for deferred acquisition costs (see section 1.6.4).

Shadow accounting and Deferred policyholders Participation Asset (DPA) or Liability (DPL)

In compliance with IFRS 4 option, shadow accounting is applied to insurance and investment contracts with discretionary participating features. Shadow accounting is applied to technical liabilities, acquisition costs and value of business in force to take into account unrealized gains or losses on insurance liabilities or assets in the same way as it is done for a realized gain or loss of invested assets. When unrealized gains or losses are recognized, a deferred participating liability (DPL) or asset (DPA)
is recorded. The DPL or DPA corresponds to the discretionary participation available to the policyholders and is determined by applying an estimated participation rate to unrealized gains and losses.

Deferred policyholders participation is fully classified as liabilities (or assets). As a consequence, there is no component recognized as an equity component and AXA does not need to ensure the liability recognized for the whole contract is not less than the amount that would result from applying IAS 39 to the guaranteed element.

When a net unrealized loss is accounted, a deferred participating asset (DPA) should be recognized only to the extent that its recoverability toward future policyholders participation, by entity, is highly probable. That could be the case if the DPA can be offset against future participation either directly through deduction of the DPL from future capital gains or indirectly through deduction of future fees on premiums or margins.

Unrealized gains and losses on assets classified as trading or designated at fair value through profit or loss, along with any other entry impacting the income statement and generating a timing difference, are accounted in the statement of income with a corresponding shadow entry adjustment in the statement of income. The shadow accounting adjustments relating to unrealized gains and losses on assets available-for-sale (for which change in fair value is taken to shareholders' equity) are also booked through shareholders' equity.

Liability adequacy test (LAT)

At each balance sheet date, liability adequacy tests are performed in each consolidated entity in order to ensure the adequacy of the contract liabilities net of related DAC and VBI assets and deferred policyholders' participation liability or asset. To perform these tests, entities group contracts together according to how they have been acquired, are serviced and have their profitability measured. Entities also use current best estimates of all future contractual cash flows as well as claims handling and administration expenses, and they take into account embedded options and guarantees and investment yields relating to assets backing these contracts. Contract specific risks (insurance risk, asset return risk, inflation risk, persistency, adverse selection, etc.) directly related to the contracts that might make the net liabilities inadequate, are also considered.

Any identified deficiency is charged to the income statement, initially by respectively writing off DAC or VBI, and subsequently by establishing a LAT provision for losses arising from the liability adequacy test for any amount in excess of DAC and VBI. For non-life insurance contracts, an unexpired risk provision is accounted for contracts on which the premiums are expected to be insufficient to cover expected future claims and claims expenses.

Embedded derivatives in insurance and investment contracts with discretionary participating features

Embedded derivatives that meet the definition of an insurance contract or correspond to options to surrender insurance contracts for a set amount (or based on a fixed amount and an interest rate) are not separately measured. All other embedded derivatives are bifurcated and booked at fair value when material if they are not considered as closely related to the host insurance contract and/or do not meet the definition of an insurance contract.

248        2008 ANNUAL REPORT

1.13.3. Investment contracts with no discretionary participating features

In accordance with IAS 39, these contracts are accounted for using "deposit accounting", which mainly results in not recognizing the cash flows corresponding to premiums, benefits and claims in the statement of income (see "Revenue recognition" section below). These cash flows shall rather be recognized as deposits and withdrawals.

This category includes mainly unit-linked contracts that do not meet the definition of insurance or investment contracts with discretionary participating features. For these unit-linked contracts, the liabilities recognized under existing accounting policies are valued based on the fair value of the financial investments backing those contracts at the balance sheet date.

Unearned fees reserves

Fees received at inception of an investment contract with no discretionary participating features to cover future services are recognized as liabilities and accounted in the income statement based on the same amortization pattern as the one used for deferred origination costs (see section 1.6.4).

1.14. REINSURANCE: CEDED REINSURANCE

Transactions relating to reinsurance assumed and ceded are accounted in the balance sheet and income statement in a similar way to direct business transactions provided that these contracts meet the insurance contracts classification requirements and in agreement with contractual clauses.

1.15. FINANCING DEBTS

Financing debts issued to finance the solvency requirements of an operational entity or to acquire a portfolio of contracts are isolated in a specific balance sheet aggregate.

1.16. OTHER LIABILITIES

1.16.1. Income taxes

The current income tax expense (benefit) is recorded in the income statement on the basis of net amounts estimated to be payable
(or recoverable) in relation to taxable operations recorded during the year and based on the local tax regulation.

Deferred tax assets and liabilities emerge from temporary differences between the accounting and fiscal values of assets and liabilities, and when applicable from tax loss carryforwards. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to offset the temporary differences. Therefore, deferred tax assets that are not expected to be recovered are derecognized.

In particular, a deferred tax liability is recognized for any taxable temporary difference relating to the value of shares in a consolidated company held, unless the Group controls at what date the temporary difference will reverse and it is probable that the temporary difference will not reverse in the foreseeable future. If a group company decides to sell its stake in another consolidated entity, the difference between the carrying value and the tax value of these shares for the company that holds them leads to the recognition of a deferred tax (including as part of a business combination when the Group as the buyer intends to sell or carry out internal restructuring of the shares following the acquisition). The same approach applies to dividend payments that have been voted or deemed likely, to the extent that a tax on dividends will be due.

Deferred taxes for taxable temporary differences relating to tax deductible goodwill are recognized to the extent they do not arise from the initial recognition of goodwill. These deferred taxes are only released if the goodwill is impaired or if the corresponding consolidated shares are sold.

The measurement of deferred tax liabilities and deferred tax assets reflects the expected tax impact, at the balance sheet date.
That would follow the way the Group expects to recover or settle the carrying amount of its assets and liabilities. When income taxes are calculated at a different rate if dividends are paid, deferred taxes are measured at the tax rate applicable to undistributed profits. The income tax consequences of dividends are only accounted when a liability to pay the dividend is recognized.

1.16.2. Pensions and other post-retirement benefits

Pensions and other post-retirement benefits include the benefits payable to AXA Group employees after they retire (retirement compensation, additional pension benefit, health insurance). In order to meet those obligations, some regulatory framework have allowed or enforced the set up of dedicated funds (plan assets).

Defined contribution plans: payments are made by the employer to a third party (e.g. pension trusts). These payments free the employer of any further commitment, and the obligation to pay acquired benefits to the employees is transferred. The contributions paid by the employer are recorded as an expense in the income statement and no liability needs to be recorded once contributions are made.

Defined benefit plans: an actuarial assessment of the commitments based on each plan's internal rules is performed. The present value of the future benefits paid by the employer, known as the DBO (Defined Benefit Obligation), is calculated annually on the basis of long-term projections of rate of salary increase, inflation rate, mortality, staff turnover, pension indexation and remaining service lifetime. The amount recorded in the balance sheet for employee benefits is the difference between the Defined
Benefit Obligation and the market value at the balance sheet date of the corresponding invested plan assets after adjustment at fair value. If the net result is negative, a provision is recorded in the balance sheet under the provision for risks and charges heading. If the net result is positive, a prepaid asset is recorded in the balance sheet. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in shareholders' equity (in the Statement of Recognized Income and Expense - SoRIE) in full in the period in which they occur. Similarly, any adjustment arising from the asset ceiling is recognized in shareholders' equity. Past service costs are recognized immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

1.16.3. Share-based compensation plans

Group's share-based compensation plans are predominantly equity-settled plans.

All equity-settled share-based compensation plans granted after November 7, 2002 and not fully vested as at January 1,
2004 are accounted for at fair value at the date they were granted and the fair value is expensed over the vesting period.

Cash-settled share-based compensation plans are recognized at fair value, which is remeasured at each balance sheet date with any change in fair value recognized in the statement of income.

The AXA Shareplan issued under specific French regulatory framework includes two options: traditional and leveraged option.

The cost of the traditional option Shareplan is valued according to the specific guidance issued in France by the CNC (Conseil
National de la Comptabilité). The cost of the leveraged option plan is valued by taking into account the five-year lock-up period for the employees (as in the traditional plan) but adding the value of the advantage granted to the employees by enabling them to benefit from an institutional derivatives-based pricing instead of a retail pricing.

1.17. PROVISIONS FOR RISKS, CHARGES AND CONTINGENT LIABILITIES

1.17.1. Restructuring costs

Restructuring provisions other than those that may be recognized on the balance sheet of an acquired company on the acquisition date are recorded when the Group has a present obligation evidenced by a binding sale agreement or a detailed formal plan whose main features are announced to those affected or to their representatives.

1.17.2. Other provisions and contingencies

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of past events, when it is more likely than not that an outflow of resources will be required to settle the obligation, and when the provision can be reliably estimated.

Provisions are not recognized for future operating losses.

The same applies to contingent liabilities, except if identified at the time of a business combination (see section 1.3.2).

Provisions are measured at management's best estimate, at the balance sheet date, of the expenditure required to settle the obligation, discounted at the market risk-free rate of return for long term provisions.

1.18. REVENUE RECOGNITION

1.18.1. Gross written premiums

Gross written premiums correspond to the amount of premiums written by insurance and reinsurance companies on business incepted in the year with respect to both insurance contracts and investment contracts with discretionary participating features, net of cancellations and gross of reinsurance ceded. For reinsurance, premiums are recorded on the basis of declarations made by the ceding company, and may include estimates of gross written premiums.

250        2008 ANNUAL REPORT

1.18.2. Fees and revenues from investment contracts with no discretionary participating features

Amounts collected as premiums from investment contracts with no discretionary participating features are reported as deposits net of any loadings and policy fees. Revenues from these contracts consist of loadings and policy fees relating to underwriting, investment management, administration and surrender of the contracts during the period. Front-end fees collected corresponding to fees for future services are recognized over the estimated life of the contract (see "Unearned fees reserves" section 1.13.3).

1.18.3. Deposit accounting

Investment contracts with no discretionary participating features fall within the scope of IAS 39. Deposit accounting applies to these contracts, which involves the following:

•   the Group directly recognizes the consideration received as a deposit financial liability rather than as revenues,

•   claims paid are recognized as withdrawals with no posting in the income statement apart from potential fees.

1.18.4. Unbundling

The Group unbundles the deposit component of contracts when required by IFRS 4, i.e. when both the following conditions are met:

•   the Group can measure separately the "deposit" component (including any embedded surrender option, i.e. without taking into account the "insurance" component);

•  the Group accounting methods do not otherwise require to recognize all obligations and rights arising from the "deposit"
component.

No such situation currently exists within the Group. In accordance with IFRS 4, the Group continues to use the accounting principles previously applied by AXA to insurance contracts and investment contracts with discretionary participating features. According to these principles, there are no situations in which all rights and obligations related to contracts are not recognized.

1.18.5.  Change in unearned premiums reserves net of unearned revenues and fees

Changes in unearned premiums reserves net of unearned revenues and fees include both the change in the unearned premium reserve reported as a liability (see "Unearned premium reserves" in section 1.13.2) and the change in unearned revenues and fees.
Unearned revenues and fees correspond to upfront charges for future services recognized over the estimated life of insurance and investment contracts with discretionary participating features (see "Unearned revenues reserves" in section 1.13.2) and investment contracts with no discretionary participating features (see section 1.13.3 "Unearned fees reserves").

1.18.6.  Net revenues from banking activities

Net revenues from banking activities include all revenues and expenses from banking operating activities, including interests and banking fees.

They exclude bank operating expenses and change in bad debts provisions, doubtful receivables or loans, which are recorded in the item "Bank operating expenses".

1.18.7. Revenues from other activities

Revenues from other activities mainly include:

•   insurance companies revenues from non insurance activities, notably commissions received on sales or distribution of financial products,

•   commissions received and fees for services relating to asset management activities, and

•   rental income received by real estate management companies.

1.18.8. Net investment result excluding financing expenses

The net investment result includes:

•   investment income from investments from non banking activities, net of depreciation expense on real estate investments
(depreciation expense relating to owner occupied properties is included in the "administrative expenses" aggregate); this item includes interest received calculated using the effective interest method for debt instruments and dividends received on equity instruments,

•   investment management expenses (excludes financing debt expenses),

•   realized investment gains and losses net of releases of impairment following sales,

•   the change in unrealized gains and losses on invested assets measured at fair value through profit or loss,

•   the change in impairment of investments (excluding releases of impairment following sales).

In respect of banking activities, interest income and expenses are included in the "Net revenue from banking activities" item (see section 1.18.6).

Any gain or loss arising from a decrease in AXA's ownership interest in a consolidated entity is recorded in the net investment result, to the extent it does not result from an internal restructuring within the Group. The gain or loss corresponds to the change in AXA's share of the subsidiary's shareholders' equity before and after the subsidiary equity transaction.

1.19. SUBSEQUENT EVENTS

Subsequent events relate to events that occur between the balance sheet date and the date when the financial statements are authorized for issue:

•  such events lead to an adjustment of the consolidated financial statements if they provide evidence of conditions that existed at the balance sheet date,

•   such events result in additional disclosures if indicative of conditions that arose after the balance sheet date, and if relevant and material.

1.20. PRESENTATION OF THE FINANCIAL STATEMENTS

Consolidated statement of cash flows

While cash and cash equivalent balances backing contracts where the financial risk is borne by policyholders are not held within legally segregated "separate accounts", the use of these cash balances is nevertheless subject to significant restrictions and these funds are not considered readily available for use by the Group. Accordingly, in 2007, the Group reconsidered the presentation of these amounts and decided to discontinue the presentation of cash backing unit-linked contracts in its consolidated statement of cash flows, for all periods presented.

Segment reporting

From 2007 on, the "Holding companies" segment (that includes all non-operational activities), also includes some financial vehicles including certain Special-Purpose Entities such as consolidated CDOs, formely disclosed as part of the segment "Others Financial
Services" which was renamed "Banking". This change was applied retrospectively to all periods presented.

252        2008 ANNUAL REPORT

NOTE 2 > SCOPE OF CONSOLIDATION

2.1. CONSOLIDATED COMPANIES

2.1.1. Main fully consolidated companies

		December31, 2008		December 31, 2007
Parent and Holding Companies	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA		Parent company		Parent company
AXA China		100.00	77.18	100.00	77.39
AXA France Assurance		100.00	100.00	100.00	100.00
Colisée Excellence		100.00	100.00	100.00	100.00
AXA Participations II		100.00	100.00	100.00	100.00
Oudinot Participation		100.00	100.00	100.00	100.00
Société Beaujon		100.00	100.00	99.99	99.99
AXA Technology Services		100.00	99.99	100.00	99.99
United States
AXA Financial, Inc.		100.00	100.00	100.00	100.00
AXA America Holding Inc.		100.00	100.00	100.00	100.00
United Kingdom
Guardian Royal Exchange Plc		100.00	99.99	100.00	99.99
AXA UK Plc		100.00	99.99	100.00	99.99
AXA Equity & Law Plc		99.96	99.96	99.96	99.96
Winterthur(UK) Holdings Ltd	Merged with AXA UK Plc	-	-	100.00	99.99
Ireland
AXA Life Europe		100.00	100.00	100.00	100.00
Asia/Pacific (excluding Japan)
National Mutual International Pty Ltd(a)		100.00	53.42	100.00	53.86
AXA Life Singapore Holding(a)		100.00	53.42	100.00	53.86
AXA Asia Pacific Holdings Ltd(c)		53.15	53.42	53.00	53.86
Japan
AXA Japan Holding		98.40	98.40	98.11	98.11
Germany
Kölnische Verwaltungs AG für Versicherungswerte		100.00	100.00	100.00	100.00
AXA Konzern AG		100.00	100.00	100.00	100.00
DBV-Winterthur Holding AG		98.81	98.81	96.69	96.69
WinCom Versicherungs-Holding AG		100.00	100.00	100.00	100.00
Winterthur Beteiligungs-Gesellschaft mbH		100.00	100.00	100.00	100.00
Belgium
AXA Holdings Belgium		100.00	100.00	100.00	99.92
Luxembourg
AXA Luxembourg SA		100.00	100.00	100.00	99.92
The Netherlands
Vinci BV		100.00	100.00	100.00	100.00
Spain (MedLA)(b)
AXA Mediterranean Holding SA		100.00	100.00	100.00	100.00
Italy (MedLA)(b)
AXA Italia SpA		100.00	100.00	100.00	100.00
Morocco (MedLA)(b)
AXA Holding Maroc S.A.		100.00	100.00	100.00	100.00

		December31, 2008		December 31, 2007
Parent and Holding Companies	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
Turkey (MedLA)(b)
AXA Holding A.S.	Minority interest buyout	100.00	100.00	50.00	50.00
Switzerland
Finance Solutions SARL		100.00	100.00	100.00	100.00

(a) Wholly owned by AXA Asia Pacific Holdings Limited.

(b) "MedLA" country is part of Mediterranean and Latin American Region.

(c) AXA interest in AXA Asia Pacific Group is 53.42% broken down into 53.15% direct interest holding and an additional 0.27% owned by the
AAPH executive plan trust.

		December 31,2008		December 31,2007
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA France lard		99.92	99.92	99.92	99.92
Avanssur (formerly Direct Assurances lard)		100.00	100.00	100.00	100.00
AXA France Vie		99.77	99.77	99.77	99.77
AXA Protection Juridique		98.51	98.51	98.51	98.51
United States
AXA Financial (sub-group)		100.00	100.00	100.00	100.00
Canada
AXA Canada Inc. (sub-group including Citadel)		100.00	100.00	100.00	100.00
United Kingdom
AXA Insurance Plc		100.00	99.99	100.00	99.99
AXA Sun Life Plc		100.00	99.99	100.00	99.99
AXA PPP Healthcare Limited		100.00	99.99	100.00	99.99
Bluefin Advisory Services Limited (previously Thinc Group)		100.00	99.99	100.00	99.99
Bluefin Insurance Group Ltd (previously Venture Preference limited)		97.84	97.83	95.40	95.40
Winterthur Life UK Limited		100.00	99.99	100.00	99.99
Whale CDO Equity Fund		99.98	99.97	100.00	99.99
Ireland
AXA Insurance Limited		100.00	99.99	100.00	99.99
Asia/Pacific (excluding Japan)
AXA Life Insurance Singapore(a)		100.00	53.42	100.00	53.86
AXA Australia New Zealand		100.00	53.42	100.00	53.86
AXA China Region Limited (including MLC Hong-Kong)(a)		100.00	53.42	100.00	53.86
AXA General Insurance Hong Kong Ltd		100.00	100.00	100.00	100.00
AXA Insurance Singapore		100.00	100.00	100.00	100.00
PT AXA Life Indonesia		80.00	42.74	80.00	43.09
MLC Indonesia		100.00	53.42	100.00	53.86
Kyobo Automobile Insurance		92.36	92.36	90.08	90.08
AXA Wealth Management (HK) Limited (previously Winterthur Life (Hong Kong) Ltd.)	Merged with AXA China Region Limited	_	_	100.00	53.86
AXA Affin General Insurance Berhad		50.48	50.48	50.48	50.48
Japan
AXA Life Insurance		100.00	98.40	100.00	98.11
AXA Non Life Insurance Co Ltd		100.00	98.40	100.00	98.11
Winterthur Swiss Life Insurance Co., Ltd.		100.00	98.40	100.00	98.11

254        2008 ANNUAL REPORT

		December 31, 2008		December 31.2007
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
Germany
AXA Versicherung AG		100.00	100.00	100.00	100.00
AXA Art		100.00	100.00	100.00	100.00
AXA Leben Versicherung AG		100.00	100.00	100.00	100.00
Pro Bav Pensionskasse		100.00	100.00	100.00	100.00
Deutsche Aerzteversicherung		100.00	100.00	100.00	100.00
AXA Kranken Versicherung AG		100.00	99.33	100.00	100.00
DBV-Winterthur Krankenversicherung AG	Merged with AXA Kranken Versicherung AG	_	_	100.00	96.69
DBV-Winterthur Lebensversicherung AG		99.74	98.55	99.74	96.44
Winsecura Pensionskasse AG		100.00	98.55	100.00	96.44
Rheinisch-WestfälischeSterbekasse Lebensversicherung AG		100.00	98.81	100.00	96.69
DBV Deutsche Beamten-Versicherung AG		100.00	98.81	100.00	96.69
DBV-Winterthur Versicherung AG (DWS)		100.00	98.81	100.00	96.69
DBV-WinSelect Versicherung AG		100.00	98.81	100.00	96.69
Belgium
Ardenne Prévoyante		100.00	100.00	100.00	99.92
AXA Belgium SA		100.00	100.00	100.00	99.92
Servis (formerly Assurance de la Poste)		100.00	100.00	100.00	99.92
Assurances de la Poste Vie		100.00	100.00	100.00	99.92
Winterthur Europe Assurances - Vie	Merged with AXA Belgium SA	-	-	100.00	100.00
Winterthur Europe Assurances - Non Vie	Merged with AXA Belgium SA	-	-	100.00	100.00
Les Assurés Réunis		99.93	99.93	99.93	99.93
Touring Assurances SA		100.00	100.00	100.00	100.00
Luxembourg
AXA Assurances Luxembourg		100.00	100.00	100.00	99.92
AXA Assurances Vie Luxembourg		100.00	100.00	100.00	99.92
Spain (MedLA)(b)
Hilo Direct SA de Seguros y Reaseguros		100.00	100.00	100.00	100.00
AXA Aurora SA Iberica de Seguros y Reaseguros	Merged with Winterthur Seguros Generales, S.A. de Seguros y Reaseguros			99.70	99.70
AXA Aurora SA Vida de Seguros y Reaseguros	Merged with Winterthur Vida y Pensiones	_	_	99.70	99.70
AXA Aurora SA Vida	Merged with Winterthur Vida y Pensiones	_	_	99.96	99.67
Winterthur Vida y Pensiones		99.79	99.79	100.00	100.00
Winterthur Seguros Generales, S.A. de Seguros y Reaseguros		99.89	99.89	100.00	100.00
Winterthur Salud (SA de Seguros)		100.00	100.00	100.00	100.00
Italy (MedLA)(b)
AXA Interlife		100.00	100.00	100.00	100.00
UAP Vita	Merged with AXA Interlife	-	-	100.00	100.00
AXA Assicurazioni e Investimenti		100.00	99.99	100.00	99.99
AXA-MPS Vita		50,00 + 1 voting right	50.00	50,00 + 1 voting right	50.00
AXA-MPS Danni		50,00 + 1 voting right	50.00	50,00 + 1 voting right	50.00
Quadrifoglio	Acquisition	50,00 + 1 voting right	50.00	-	-

		December 31,2008		December 31,2007
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
Portugal (MedLA) (b)
AXA Portugal Companhia de Seguros SA		99.73	99.49	99.61	99.37
AXA Portugal Companhia de Seguros de Vida SA		95.09	94.89	95.09	94.89
Seguro Directo		100.00	100.00	100.00	100.00
Morocco (MedLA)(b)
AXA Assurance Maroc		100.00	100.00	100.00	100.00
Turkey (MedLA)(b)
AXA Oyak Hayat Sigorta AS	Minority interest buyout	100.00	100.00	100.00	50.00
AXA Oyak Sigorta AS	Minority interest buyout	72.55	72.55	70.96	35.48
Gulf Region (MedLA)(b)
AXA Cooperative Insurance Company (Saudi Arabia)	Newly consolidated	50.00	34.00	_	_
AXA Insurance (Gulf) B.S.C.c.	Newly consolidated	50.00	50.00	-	-
Greece (MedLA) (b)
AXA Insurance Life		99.89	99.89	99.57	99.57
AXA Insurance P&C		99.89	99.89	99.57	99.57
Mexico (MedLA) (b)
Seguros ING Life	Acquisition	99.94	99.94	-	-
Seguros ING P&C	Acquisition	99.94	99.94	-	-
Switzerland
AXA Life (previously Winterthur Life)		100.00	100.00	100.00	100.00
Winterthur-ARAG Legal Assistance		66.67	66.67	66.67	66.67
Winterthur Swiss Insurance Company Holding	Merged with AXA Insurance	-	-	100.00	100.00
AXA Insurance (previously Winterthur Swiss Insurance P&C)		100.00	100.00	100.00	100.00
Central and Eastern Europe
Winterthur Czech Republic Pension Funds		92.85	92.85	79.97	79.97
Winterthur Czech Republic Insurance		79.49	79.49	65.01	65.01
Winterthur Hungary		65.00	65.00	65.00	65.00
Winterthur Poland		65.00	65.00	65.00	65.00
Winterthur Poland Pension Funds		70.00	70.00	70.00	70.00
Winterthur Slovakia		100.00	100.00	100.00	100.00

(a) Wholly owned by AXA Asia Pacific Holdings Limited.

(b) "MedLA" country is part of Mediterranean and Latin American Region.

		December 31,2008		December : 31,2007
International Insurance (entities having worldwide activities)	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
AXA Corporate Solutions Assurance (sub-group)		98.75	98.75	98.75	98.75
AXA Cessions		100.00	100.00	100.00	100.00
AXA Assistance SA (sub-group)		100.00	100.00	100.00	100.00
AXA Global Risks UK		100.00	100.00	100.00	100.00
Saint-Georges Ré		100.00	100.00	100.00	100.00

		December 31,2008		December : 31,2007
Asset Management (entities having worldwide activities)	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
AXA Investment Managers (sub-group)		95.06	95.05	95.04	95.02
AllianceBernstein (sub-group)		62.38	62.38	63.18	63.18

256       2008 ANNUAL REPORT

		December 31, 2008		December 31,2007
Banking	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA Banque		100.00	99.89	100.00	99.89
AXA Banque Financement		65.00	64.93	65.00	64.93
Germany
AXA Bank AG		100.00	100.00	100.00	100.00
Belgium
AXA Bank Europe		100.00	100.00	100.00	99.92
Hungary
ELLA Bank		100.00	100.00	100.00	99.92

		December 31, 2008		December 31,2007
Other	Change in scope	Voting ' rights	Ownnership interest	Voting rights	Ownership interest
France
Compagnie Financière de Paris		100.00	100.00	100.00	100.00
Sofinad		100.00	100.00	100.00	99.99

The main changes to the Group scope of consolidation in 2008 are:

•   the minority shareholders' buyout of OYAK in Turkey,

•   the acquisition of Seguros ING in Mexico,

•   the acquisition of SBJ Group in the United Kingdom.

The cumulative opening balance sheet for the main entities acquired over the period is shown in Note 5.

Consolidated investments and investment funds

At December 31, 2008, consolidated investment funds represented total invested assets of €89,139 million (€110,162 million at the end of 2007 and €98,124 million at the end 2006), corresponding to 332 investment funds mainly in France, the
United Kingdom, Germany, Australia, Japan and Mediterranean and Latin American Region and in majority relating to the Life
& Savings segment.

At December 31, 2008, the 38 consolidated real estate companies corresponded to total invested assets of €7,740 million
(€7,643 million at the end of 2007 and €7,863 million at the end 2006), mainly in Germany and France.

At December 31, 2008, the 6 consolidated CDOs represented total investments of €417 million (€1,024 million at the end of 2007 and €1,410 million at the end 2006). These CDO's are consolidated in AXA's balance sheet in line with IFRS rules even though
AXA's investments in these CDO's assets represented only approximately €114 million out of the €417 million.

Given the nature of the Group activities (no securitization of AXA's own invested assets), the current market conditions did not lead to the consolidation of off balance sheet special purpose vehicles originated by the Group.

In most investment funds (particularly open-ended investment funds), minority interests do not meet the definition of shareholders'
equity. They are therefore presented as liabilities under "Minority interests of controlled investment funds and puttable instruments held by minority interest holders". At December 31, 2008, minority interests in controlled investment funds amounted to €4,847 million
(€7,116 million at December 31, 2007 and €6,099 million at the end 2006).

2.1.2. Proportionately consolidated companies

		December 31,2008		December 31,2007
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
Natio Assurances		50.00	49.96	50.00	49.96
Neuflize Vie (previously NSM Vie)	Consolidated by equity method	-	-	39.98	39.98
Fonds Immobiliers Paris Office Funds		50.00	49.91	50.00	49.91

2.1.3. Investments in companies consolidated by equity method

Companies consolidated by equity method listed below exclude investment funds and real estate entities:

		December 31, 2008		December 31, 2007
	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
Argovie		95.23	95.01	95.23	95.01
Banque de Marchés et d'Arbitrages		27.71	27.70	27.71	27.70
Neuflize Vie (previously NSM Vie)	Previously consolidated by proportional method	39.98	39.98	_	_
Asia/Pacific
Philippines AXA Life Insurance Corporation		45.00	24.04	45.00	24.24
Krungthai AXA Life Insurance Company Ltd		50.00	26.71	50.00	26.93
AXA Mimmetals Assurance Co Ltd		51.00	39.36	51.00	39.47
PT AXA Mandiri Financial Services		51.00	27.25	51.00	27.47
Russia
RESO GARANTIA (RGI Holdings B.V.)	Acquired	39.34	39.34	-	-
Asset Management
AXA IM Asia Holding Private Ltd	Newly consolidated	50.00	47.53	-	-
Kyobo AXA Investment Managers Company Limited	Acquired	50.00	47.53	-	-

On June 17, 2008, AXA completed, through the acquisition of 39.34% of RGI Holdings B.V., the acquisition of 36.7% of the share capital of RESO GARANTIA, Russia's 2nd largest P&C insurer for a total cash consideration of around €810 million. As part of the agreement, AXA will have the option to buy out the remaining stake through calls exercisable in 2010 and 2011. Also as part of the agreement, AXA granted a 6-year $1 billion credit facility to RESO's main shareholder, fully secured by his shareholding in the company.

Investment funds and real estate entities consolidated by equity method
At December 31, 2008, real estate companies consolidated by equity method represented total assets of €430 million (€338 million at the end of 2007 and €475 million at the end 2006) and investment funds consolidated by equity method represented total assets of €1,445 million (€1,234 million at the end of 2007 and €1,376 million at the end 2006), mainly in France, Germany and the United States.

2.1.4. Post balance sheet closing

In connection with AllianceBernstein's acquisition of the business of Sanford C. Bernstein Inc. in 2000, AXA Financial Inc. entered into a purchase agreement under which certain former shareholders of Sanford C. Bernstein have the right to sell ("Put") to
AXA Financial, subject to certain restrictions set forth in the agreement, limited partnership interests in AllianceBernstein L.P.
("AllianceBernstein Units") issued at the time of the acquisition. As of the end of 2008, AXA Financial, either directly or indirectly through wholly owned subsidiaries, had acquired a total of 32.7 million AllianceBernstein units for an aggregate market price of
$1,631 million through several purchases made pursuant to the Put. At December 31, 2008, AXA's ownership in AllianceBernstein
L.P. was approximately 62.4%. On January 6, 2009, the purchase of the last tranche of 8.16 million AllianceBernstein Units was completed for a total price of approximately $150 million pursuant to the final installment of the Put, increasing the ownership of
AXA in AllianceBernstein L.P. by approximately 3% to 65.4%.

2.2. CONSOLIDATED ENTITIES RELATING TO SPECIFIC OPERATIONS

Acacia
The Acacia SPV is consolidated within the operations of AXA France Vie. This structure was put in order to improve AXA France
Vie assets/liabilities adequacy ratio by ceding receivables resulting from eligible insurance operations against cash. The main impact is a €250 million increase in the AXA Group's other liabilities, and a parallel increase in receivables.

Securitization of motor insurance portfolios
On December 9, 2005, AXA announced the closing of the €200 million securitization of its French motor insurance portfolio. Since the threshold for transferring risk to the financial markets was not reached, the recognition of this operation in AXA's consolidated financial statements mainly involves the consolidation of the vehicle carrying the portion subscribed by AXA, and the recognition on the balance sheet under other liabilities of a €200 million deposit received from reinsurers.

258        2008 ANNUAL REPORT

On July 6, 2007, AXA announced the closing of the €450 million securitization of its pan-European motor insurance portfolio
(diversified portfolio spread across 4 countries: Belgium, Germany, Italy and Spain). AXA consolidated its €96 million stake in the vehicle carrying the junior tranches.

Through securitization, AXA transferred to the financial markets the potential deviation of the cost of claims on the securitized insurance portfolios above certain thresholds.

AXA Japan
In 2002, AXA Japan transferred 102 buildings with a carrying value of JPY 40 billion to a fund owned by a third party and
AXA Japan for JPY 43 billion, with a view to sell the buildings to other parties.

The remaining assets in the December 31, 2007 balance sheet relating to this transaction totaled JPY 7 billion (€44 million). During the first half of 2008, all assets were sold for a total amount of JPY 9.6 billion (€60 million).

Matignon Finances
AXA set up an intra-group financing and cash management company, which entered the scope of consolidation in 2005.

Arche Finance
AXA France invested €1.2 billion in 2008 in Arche Finance, a new investment vehicle dedicated to credit investment, which entered the scope of consolidation in June 2008.

NOTE 3 > SEGMENTAL INFORMATION

AXA has five operating business segments: Life & Savings, Property & Casualty, International Insurance, Asset Management and
Banking. An additional "Holding companies" segment includes all non-operational activities. The financial information relating to AXA's business segments and holding company activities is consistent with the presentation provided in the consolidated financial statements.

Life & Savings: AXA offers a broad range of Life & Savings products including individual and group savings retirement products, life and health products. They comprise traditional term and whole life insurance, immediate annuities and investment products
(including endowments, savings-related products, such as variable life and variable annuity products).

Property & Casualty: This segment includes a broad range of products including mainly motor, household, property and general liability insurance for both personal and commercial customers (commercial customers being mainly small to medium-sized companies). In some countries, this segment includes health products.

International Insurance: This segment's operations include insurance products that specifically relate to AXA Corporate
Solutions Assurance. These products provide coverage to large national and international corporations. The segment also includes assistance activities and the group's run-off management activities, managed by AXA Liabilities Managers, including risks underwritten by AXA RE relating to 2005 and prior underwriting years. Years after 2005 are covered by a treaty ceding
100% of the reinsurance business to Paris Ré.

The Asset Management segment includes diversified asset management (including investment fund management) and related services, which are provided to a variety of institutional investors and individuals, including AXA's insurance companies.

The Banking segment includes banking activities conducted primarily in France and Belgium.

From 2007 on, the Holding companies segment (that includes all non-operational activities), also includes some financial vehicles including certain Special-Purpose Entities such as consolidated CDOs, formerly disclosed as part of the segment "Other Financial
Services" which was renamed "Banking". This change was applied retrospectively to all periods presented.

In this document, "Insurance" covers the three insurance segments: Life & Savings, Property & Casualty and International Insurance.
The term "Financial Services" includes both the Asset Management segment and the Banking segment.

260        2008 ANNUAL REPORT

3.1. SEGMENTAL BALANCE SHEET

3.1.1. Assets

	December 31, 2008
(In Euro million)	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holdings companies(b)	Inter- segment eliminations	TOTAL
Intangible assets	30,662	7,730	63	4,310	186	345	-	43,297
Investments	467,113	55,036	9,140	628	5,130	16,861	(26,152)	527,757
Reinsurer's share in insurance and investment contracts liabilities	5,902	2,430	3,691	_	_	_	(278)	11,745
Other assets & receivables(a)	23,195	2,475	4,776	1,961	22,055	49,550	(13,709)	90,303
Assets held for sale including discontinued operations	394	1	_	_	_	19	_	415
TOTAL ASSETS	527,267	67,673	17,669	6,900	27,372	66,774	(40,140)	673,516
Of which:
France	130,042	17,309	-	-	-	-	-	147,351
United States	103,946	-	-	-	-	-	-	103,946
United Kingdom	66,445	8,002	-	-	-	-	-	74,447
Japan	43,714	-	-	-	-	-	-	43,714
Germany	57,960	9,835	-	-	-	-	-	67,795
Belgium	26,888	9,582	-	-	-	-	-	36,470
Switzerland	44,345	6,828	-	-	-	-	-	51,173
Mediterranean and Latin American Region	34,336	13,098	-	-	-	-	-	47,433
Other countries	19,591	3,019	17,669	6,900	27,372	66,774	(40,140)	101,186
TOTAL ASSETS	527,267	67,673	17,669	6,900	27,372	66,774	(40,140)	673,516

(a) Includes cash and cash equivalents, deposits and guarantees, various debtors and assets covering employee benefit liabilities.

(b) Includes SPEs and CDOs previously disclosed in the Other Financial services segment which was renamed "Banking".

	December 31, 2007
(In Euro million)	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holdings companies(b)	Inter- segment eliminations	TOTAL
Intangible assets	27,987	7,538	65	4,522	170	444	-	40,726
Investments	527,406	56,973	9,238	1,130	5,180	14,414	(16,254)	598,087
Reinsurer's share in insurance and investment contracts liabilities	4,846	2,349	4,380	_	_	_	(261)	11,315
Other assets & receivables(a)	14,568	809	4,668	2,529	17,818	43,009	(11,282)	72,119
Assets held for sale including discontinued operations	680	_	_	_	_	_	_	680
TOTAL ASSETS	575,488	67,669	18,351	8,180	23,168	57,866	(27,797)	722,927
Of which:
France	141,709	17,450	-	-	-	-	-	159,158
United States	113,521	-	-	-	-	-	-	113,521
United Kingdom	101,878	10,053	-	-	-	-	-	111,931
Japan	36,699	-	-	-	-	-	-	36,699
Germany	58,314	10,325	-	-	-	-	-	68,639
Belgium	26,648	10,687	-	-	-	-	-	37,335
Switzerland	41,006	3,826	-	-	-	-	-	44,833
Mediterranean and Latin American Region	31,595	11,794	-	-	-	-	-	43,389
Other countries	24,119	3,535	18,351	8,180	23,168	57,866	(27,797)	107,423
TOTAL ASSETS	575,488	67,669	18,351	8,180	23,168	57,866	(27,797)	722,927

(a)  Includes cash and cash equivalents, deposits and guarantees, various debtors and assets covering employee benefit liabilities.

(b)  Includes SPEs and CDOs previously disclosed in the Other Financial services segment which was renamed "Banking".

	December 31,2006 Restated (c)
(In Euro million)	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holdings companies(b)	Inter- segment eliminations	TOTAL
Intangible assets	27,814	6,228	66	4,834	71	364	-	39,377
Investments	525,316	54,996	9,770	665	8,472	12,604	(12,621)	599,203
Reinsurers' share in insurance and investment contracts liabilities	5,055	2,269	4,985	_	_	_	(272)	12,038
Other assets & receivables(a)	18,028	708	4,916	4,469	15,295	41,115	(10,872)	73,658
Assets held for sale including discontinued operations	235	3,098	_	_	_	_	_	3,333
TOTAL ASSETS	576,449	67,299	19,737	9,967	23,838	54,083	(23,764)	727,609
Of which:
France	136,092	16,924	-	-	-	-	-	153,016
United States	120,215	-	-	-	-	-	-	120,215
United Kingdom	107,125	10,135	-	-	-	-	-	117,259
Japan	39,422	-	-	-	-	-	-	39,422
Germany	57,847	10,179	-	-	-	-	-	68,026
Belgium	24,991	10,669	-	-	-	-	-	35,660
Switzerland	41,342	5,168	-	-	-	-	-	46,510
Mediterranean and Latin America Region	14,067	10,458	-	-	-	-	-	24,525
Other countries	35,348	3,766	19,737	9,967	23,838	54,083	(23,764)	122,975
TOTAL ASSETS	576,449	67,299	19,737	9,967	23,838	54,083	(23,764)	727,609

(a)  Includes cash and cash equivalents, deposits and guarantees, various debtors and assets covering employee benefit liabilities.

(b) Includes SPEs and CDOs previously disclosed in the Other Financial services segment which was renamed "Banking".

(c)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

3.1.2. Liabilities

	December 31, 2008
(In Euro million)	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holdings companies(b)	Inter- segment eliminations	TOTAL
Liabilities arising from insurance contracts(a)	358,285	47,434	11,072	-	-	-	(319)	416,471
Liabilities arising from investment contracts(a)	85,896	-	-	-	-	-	-	85,896
Unearned revenues and unearned fees reserves	2,454	-	-	-	-	-	-	2,454
Liabilities arising from policyholder's participation	13,585	276	_	_	_	_	(1)	13,859
Derivatives relating to insurance and investment contracts	(1,156)	_	(20)	_	_	_	_	(1,176)
Provisions for risks and charges	4,185	4,154	87	266	177	439	-	9,308
Financing debt	3,199	340	192	527	495	31,462	(21,702)	14,514
Deferred tax liabilities	1,987	670	194	93	25	638	-	3,609
Payables(c)	45,329	11,425	5,782	4,163	26,741	12,760	(18,118)	88,082
Liabilities from held for sale including discontinued operations	_	_	_	_	_	_	_	_
TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS' EQUITY	513,763	64,300	17,308	5,050	27,438	45,299	(40,140)	633,018

(a) Also includes changes in liabilities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.

(b) Includes SPEs and CDOs previously disclosed in the Other Financial Services segment which was renamed "Banking".

(c)  Includes €-106 million loss recognized against Other payables. As a reminder, AXA Japan closes its books at the end of September. According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned with the AXA Group, AXA Japan's 2008 accounts were adjusted with the provisional loss from October to December 2008.
This adjustment reflects mainly the further increase of the credit spreads during this period.

262       2008 ANNUAL REPORT

	December 31, 2007
(In Euro million)	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holdings companies(b)	Inter- segment eliminations	TOTAL
Liabilities arising from insurance contracts(a)	366,487	47,138	11,058	-	-	-	(320)	424,363
Liabilities arising from investment contracts(a)	111,161	-	-	-	-	-	-	111,161
Unearned revenues and unearned fees reserves	2,232	-	-	-	-	-	-	2,232
Liabilities arising from policyholder's participation	19,121	205	_	_	_	_	(4)	19,322
Derivatives relating to insurance and investment contracts	(196)	_	9	_	_	_	_	(187)
Provisions for risks and charges	4,988	2,376	277	207	168	638	-	8,654
Financing debt	3,218	220	503	550	540	15,923	(10,098)	10,856
Deferred tax liabilities	4,013	1,043	174	118	(5)	191	-	5,534
Payables	48,041	11,696	6,194	5,171	22,441	15,841	(17,375)	92,008
Liabilities from held for sale including discontinued operations	61	9	_	_	_	_	_	70
TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS' EQUITY	559,125	62,687	18,216	6,046	23,144	32,593	(27,797)	674,014

(a) Also includes changes in liabilities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders

(b)  Includes SPEs and CDOs previously disclosed in the Other Financial Services segment which was renamed "Banking".

	December 31,2007 Restated (c)
(In Euro million)	Llfe & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holdings companies(b)	Inter- segment eliminations	TOTAL
Liabilities arising from insurance contracts(a)	374,506	46,275	11,888	-	-	-	(323)	432,345
Liabilities arising from investment contracts(a)	100,856	-	543	-	-	-	-	101,399
Unearned revenues and unearned fees reserves	2,080	-	-	-	-	-	-	2,080
Liabilities arising from policyholder's participation	24,764	184	_	_	_	_	(8)	24,940
Derivatives relating to insurance and investment contracts	(130)	_	(33)	_	_	_	_	(163)
Provisions for risks and charges	4,788	2,844	307	166	159	580	-	8,845
Financing debt	2,512	36	454	644	531	13,514	(8,344)	9,347
Deferred tax liabilities	4,978	1,526	193	102	-	62	-	6,861
Payables	44,651	11,114	6,160	6,596	23,101	13,217	(14,861)	89,976
Liabilities from held for sale including discontinued operations	_	1,812	_	_	_	_	_	1,812
TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS' EQUITY	559,005	63,789	19,513	7,508	23,792	27,373	(23,536)	677,443
OF WHICH WINTERTHUR TOTAL LIABILITIES EXCLUDING SHAREHOLDERS' EQUITY	93,669	14,787	1,612	4	2,885	2,018	(3,763)	111,212

(a) Also includes changes in liabilities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.

(b)  Includes SPEs and CDOs previously disclosed in the Other Financial Services segment which was renamed "Banking".

(c)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

3.2. SEGMENTAL CONSOLIDATED STATEMENT OF INCOME

	December 31, 2008
(In Euro million)	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holdings companies(a)	Inter- segment eliminations	TOTAL
Gross written premiums	56,127	26,107	2,744	-	-	-	(316)	84,662
Fees and charges relating to investment contracts with no participating features	662	_	_	_	_	_	_	662
Revenues from insurance activities	56,789	26,107	2,744	-	-	-	(316)	85,324
Net revenues from banking activities	-	-	-	-	388	9	13	409
Revenues from other activities	1,246	102	236	4,342	13	-	(451)	5,488
TOTAL REVENUES	58,035	26,209	2,980	4,342	401	9	(754)	91,221
Change in unearned premiums net of unearned revenues and fees	(348)	(244)	272	_	_	_	(1)	(321)
Net investment income	18,533	2,261	593	285	(1)	816	(724)	21,762
Net realized investment gains and losses	(558)	472	31	(13)	-	(104)	-	(173)
Change in fair value of other investments at fair value through profit or loss(b)	(51,579)	(775)	(77)	(543)	_	1,000	(19)	(51,994)
Of which change in fair value of assets with financial risk borne by policyholders	(43,687)	_	_	_	_	_	_	(43,687)
Change in investments impairment	(3,923)	(1,543)	(64)	-	-	(133)	-	(5,663)
Net investment result excluding financing expenses	(37,528)	414	483	(272)	(1)	1,578	(743)	(36,068)
Technical charges relating to insurance activities	(15,213)	(16,662)	(2,691)	_	_	_	227	(34,338)
Net result from outward reinsurance	913	(780)	(362)	-	-	-	132	(97)
Bank operating expenses	-	-	-	-	(64)	5	-	(59)
Acquisition costs	(3,574)	(4,806)	(293)	-	-	-	20	(8,653)
Amortization of the value of purchased business in force	(393)	_	_	_	_	_	_	(393)
Administrative expenses	(3,573)	(2,677)	(389)	(2,924)	(367)	(651)	342	(10,238)
Change in tangible assets impairment	(3)	(1)	-	-	-	-	-	(5)
Change in goodwill impairment and other intangible assets impairment	(32)	(91)	_	_	(3)	_	_	(126)
Other income and expenses	(147)	(5)	87	(203)	21	409	(14)	148
Other operating income and expenses	(22,022)	(25,021)	(3,647)	(3,127)	(413)	(237)	707	(53,761)
Income from operating activities before tax	(1,863)	1,358	87	943	(13)	1,349	(791)	1,070
Income arising from investments in associates - Equity method	18	5	_	(2)	_	_	_	21
Financing debts expenses	(74)	(10)	(21)	(45)	(27)	(1,299)	791	(685)
Operating income before tax	(1,919)	1,353	66	896	(40)	50	-	406
Income tax	1,499	(373)	38	(241)	4	(98)	-	830
Net operating result	(420)	980	104	656	(36)	(48)	-	1,236
Result from discontinued operations net of tax	-	-	-	-	-	-	-	-
Net consolidated income	(420)	980	104	656	(36)	(48)	-	1,236
Split between:
Net consolidated income - Group share	(446)	926	103	396	(38)	(19)	-	923
Net consolidated income - Minority interests	26	54	2	259	1	(29)	-	313

(a)  Includes SPEs and CDOs previously in the Other Financial Services segment which was renamed "Banking".

(b)  Includes €-106 million loss recognized against Other payables in the balance sheet. As a reminder, AXA Japan closes its books at the end of September.
According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned with the AXA Group, AXA Japan's 2008 accounts were adjusted with the provisional loss from October to December 2008. This adjustment reflects mainly the further increase of the credit spreads during this period.

264       2008 ANNUAL REPORT

	December 31, 2007
(In Euro million)	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holdings companies(a)	Inter- segment eliminations	TOTAL
Gross written premiums	57,807	25,101	3,497	-	-	-	(289)	86,116
Fees and charges relating to investment contracts with no participating features	740	_	_	_	_	_	_	740
Revenues from insurance activities	58,548	25,101	3,497	_	_	_	(289)	86,857
Net revenues from banking activities	_	_	_	_	369	6	(39)	336
Revenues from other activities	1,332	79	205	5,283	5	1	(465)	6,441
TOTAL REVENUES	59,879	25,180	3,703	5,283	374	7	(793)	93,633
Change in unearned premiums net of unearned revenues and fees	(278)	(362)	28	_	_	_	_	(612)
Net investment income	14,898	2,059	353	78	4	675	(598)	17,470
Net realized investment gains and losses	4,196	953	_	8	_	107	_	5,264
Change in fair value of other investments at fair value through profit or loss	4,691	(75)	38	(22)	_	(550)	3	4,084
Of which change in fair value of assets with financial risk borne by policyholders	7,468	_	_	_	_	_	8	7,476
Change in investments impairment	(655)	(251)	(6)	_	_	(14)	_	(927)
Net investment result excluding financing expenses	23,129	2,687	385	64	4	217	(595)	25,891
Technical charges relating to insurance activities	(70,595)	(16,723)	(2,527)	_	_	_	254	(89,592)
Net result from outward reinsurance	32	(599)	(553)	_	-	-	74	(1,046)
Bank operating expenses	_	_	_	_	(55)	(2)	_	(57)
Acquisition costs	(3,744)	(4,652)	(319)	_	_	_	10	(8,705)
Amortization of the value of purchased business in force	(357)	_	_	_	_	_	_	(357)
Administrative expenses	(3,514)	(2,452)	(351)	(3,647)	(322)	(529)	351	(10,462)
Change in tangible assets impairment	_	3	_	_	_	_	_	2
Change in goodwill impairment and other intangible assets impairment	(58)	(89)	_	_	(1)	_	_	(148)
Other income and expenses	(231)	(24)	31	(251)	33	(70)	114	(397)
Other operating income and expenses	(78,465)	(24,536)	(3,718)	(3,898)	(344)	(601)	803	(110,760)
Income from operating activities before tax	4,265	2,969	396	1,449	34	(377)	(584)	8,152
Income arising from investments in associates - Equity method	6	5	1	_	_	2	_	13
Financing debts expenses	(91)	(13)	(22)	(39)	(26)	(864)	583	(471)
Operating income before tax	4,180	2,961	375	1,411	8	(1,239)	(1)	7,695
Income tax	(994)	(693)	(129)	(424)	(1)	458	1	(1,783)
Net operating result	3,186	2,267	245	987	7	(781)	_	5,911
Result from discontinued operations net of tax	_	_	_	_	_	480	_	480
Net consolidated income	3,186	2,267	245	987	7	(301)	_	6,391
Split between:
Net consolidated income - Group share	2,899	2,218	243	588	6	(287)	_	5,666
Net consolidated income - Minority interests	287	49	3	399	1	(14)	_	725

(a) Includes SPEs and CDOs previously in the Other Financial Services segment which was renamed "Banking".

	December 31,2006 Restated(b)
(In Euro million)	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holdings companies(a)	Inter- segment eliminations	TOTAL
Gross written premiums	48,275	19,548	3,625	-	-	-	(149)	71,299
Fees and charges relating to investment contracts with no participating features	608	_	_	_	_	_	_	608
Revenues from insurance activities	48,883	19,548	3,625	-	-	-	(149)	71,907
Net revenues from banking activities	-	-	-	-	394	4	(22)	376
Revenues from other activities	1,076	52	186	4,781	6	-	(417)	5,684
TOTAL REVENUES	49,959	19,600	3,811	4,781	400	4	(588)	77,966
Change in unearned premiums net of unearned revenues and fees	(229)	(139)	(84)	_	_	_	_	(452)
Net investment income	12,125	1,562	300	85	-	540	(429)	14,184
Net realized investment gains and losses	3,443	594	132	50	-	6	-	4,225
Change in fair value of other financial instruments designated as at fair value through profit or loss	14,687	50	35	47		(482)		14,338
Of which change in fair value of assets with financial risk borne by policyholders	15,158	_	_	_	_	_	_	15,158
Change in financial instruments impairment	(134)	(47)	(2)	-	-	(9)	-	(192)
Net investment result excluding financing expenses	30,122	2,159	465	182	_	55	(429)	32,555
Technical charges relating to insurance activities	(68,999)	(12,697)	(2,272)	_	_	_	(90)	(83,877)
Net result from outward reinsurance	(27)	(629)	(893)	-	-	-	99	(1,450)
Bank operating expenses	-	-	-	-	(89)	11	-	(78)
Acquisition costs	(3,095)	(3,712)	(300)	-	-	-	(2)	(7,108)
Amortization of the value of purchased business in force	(274)	_	_	_	_	_	_	(274)
Administrative expenses	(2,822)	(1,826)	(345)	(3,288)	(305)	(409)	290	(8,705)
Change in tangible assets impairment	7	11	-	-	-	1	-	18
Change in goodwill impairment and other intangible assets impairment	_	_	(12)	_	_	_	_	(12)
Other income and expenses	(166)	(18)	4	(264)	16	(206)	116	(518)
Other operating income and expenses	(75,375)	(18,872)	(3,819)	(3,552)	(378)	(603)	594	(102,004)
Income from operating activities before tax	4,477	2,748	374	1,412	22	(544)	(423)	8,066
Income arising from investments in associates - Equity method	12	22	_	_	_	_	_	34
Financing debts expenses	(106)	(8)	(22)	(33)	(23)	(704)	423	(473)
Operating income before tax	4,383	2,762	352	1,379	(1)	(1,248)	-	7,626
Income tax	(1,285)	(769)	(105)	(362)	12	518	-	(1,991)
Net operating result	3,098	1,993	247	1,017	11	(730)	-	5,635
Result from discontinued operations net of tax	77	45	-	-	-	-	-	123
Net consolidated income	3,175	2,038	247	1,017	11	(730)	-	5,758
Split between:
Net consolidated income - Group share	2,957	1,977	244	610	10	(712)	-	5,085
Net consolidated income - Minority interests	218	61	3	407	1	(17)	-	673

(a)  Includes SPEs and CDOs previously disclosed in the Other Financial Services segment which was renamed "Banking".

(b) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

266       2008 ANNUAL REPORT

NOTE 4 > FINANCIAL AND INSURANCE RISK MANAGEMENT

All of the following paragraphs form an integral part of the Group financial statements. They appear in Section 4.2 "Quantitative and Qualitative Disclosures About Market Risk and Risk Factors" and Section 2.4 "Liquidity and capital resources" sections of this Annual Report:

4.1. RISK MANAGEMENT ORGANIZATION

Please refer to pages 206 to 207 of the "Quantitative and Qualitative Disclosures About Market Risk and Risk Factors" section.

4.2. MARKET RISKS (INCLUDING SENSITIVITY ANALYSES)

Please refer to pages 208 to 217 of the "Quantitative and Qualitative Disclosures About Market Risk and Risk Factors" section.

4.3. CREDIT RISK

Please refer to pages 218 to 221 of the "Quantitative and Qualitative Disclosures About Market Risk and Risk Factors" section, except for the breakdown of CDS by underlying debt securities' rating on page 220.

4.4. INSURANCE RISK

Please refer to pages 222 to 225 of the "Quantitative and Qualitative Disclosures About Market Risk and Risk Factors" section.

4.5. LIQUIDITY AND CAPITAL RESOURCES

Please refer to pages 111 to 116, "Liquidity and capital resources" section.

NOTE 5 > GOODWILL

5.1. GOODWILL

An analysis of goodwill is presented in the table below:

(in Euro million)	Transaction year	Gross value December 31, 2008	Accumulated Impairment December 31, 2008	Net value December 31, 2008	Gross value December 31, 2007	Accumulated Impairment December 31, 2007	Net value December 31, 2007	Gross value December 31, 2006 Restated(a)	Accumulated Impairment December 31, 2006	Net value December 31, 2006 Restated(a)
Oyak (minority buyout)	2008	247	-	247	-	-	-	-	-	-
Seguros ING	2008	479	-	479	-	-	-	-	-	-
Quadrifoglio	2008	68	-	68	-	-	-	-	-	-
AXA-MPS Vita and Danni	2007	487	-	487	465	-	465	-	-	-
Alpha Insurance	2007	123	-	123	123	-	123	-	-	-
ELLA Bank	2007	59	-	59	53	-	53	-	-	-
Bluefin Insurance Group Ltd (previously Venture Preference limited)(c)	2007 & 2008	241	-	241	246	-	246	-	-	-
Swiftcover	2007	218	-	218	321	-	321	-	-	-
Bluefin Advisory Services Limited (previously Thinc Group)(c)	2006 & 2008	122	-	122	58	-	58	-	-	-
Winterthur	2006	2,649	-	2,649	2,574	-	2,574	2,793	-	2,793
MLC	2006	110	-	110	103	-	103	116	-	116
AXA Framlington	2005	68	-	68	87	-	87	87	-	87
Seguro Directo	2005	31	-	31	31	-	31	31	-	31
MONY	2004	192	-	192	182	-	182	220	-	220
IPAC	2002	174	-	174	210	-	210	191	-	191
AXA Equity & Law	2001	266	-	266	348	-	348	385	-	385
Sterling Grace	2001	103	-	103	128	-	128	130	-	130
AXA Financial, Inc. (minority buyout)	2000	2,712	-	2,712	2,571	-	2,571	2,885	-	2,885
SanfordC. Bernstein(b)	2000	3,055	-	3,055	3,219	-	3,219	3,574	-	3,574
SLPH (AXA UK Holdings) (minority buyout)	2000	1,109	-	1,109	1,388	-	1,388	1,541	-	1,541
Nippon Dantaï (AXA Nichidan)(d)	2000	1,456	76	1,381	1,119	59	1,060	1,225	64	1,161
AXA China Region (minority buyout)	2000	234	-	234	218	-	218	246	-	246
AXA Aurora (minority buyout)	2000	120	-	120	120	-	120	120	-	120
AXA Rosenberg	1999	99	-	99	93	-	93	112	-	112
Guardian Royal Exchange (Albingia)	1999	629	-	629	676	-	676	695	-	695
Royale Belge	1998	452	-	452	452	-	452	547	33	514
UAP	1997	646	-	646	705	-	705	631	-	631
Others		893	1	892	878	1	878	683	14	669
TOTAL		17,042	76	16,965	16,367	59	16,308	16,213	112	16,101
Of which:
Life & Savings		8,217	76	8,142	7,576	59	7,517	7,980	64	7,916
Property & Casualty		4,636	1	4,635	4,352	1	4,352	3,619	35	3,584
International Insurance		14	-	14	7	-	7	15	12	3
Asset Management		4,047	-	4,047	4,199	-	4,199	4,505	-	4,505
Others		128	-	128	233	-	233	94	-	94

In this table, goodwills exclude goodwills related to entities accounted for the equity method (in 2008, Reso Garantia and Kyobo AXA Investment Managers
Limited. See Note 10).

(a)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

(b)  Includes the goodwill in connection with the put to re-purchase units of the former shareholders of Sanford C. Bernstein.

(c)  Includes the goodwill of SBJ group.

(d) Following a revaluation of deferred tax assets booked at the time of the Nippon Dantaï acquisition, goodwill was reduced by an equivalent amount
(€70 million in 2005, equivalent to €76 million at December 31, 2008 due to change in foreign exchange).

268        2008 ANNUAL REPORT

At December 31, 2008, the main contributors in terms of cash generating units to the:

•   Life & Savings net goodwill of €8,142 million were the United States (€2,513 million), Japan (€1,807 million), the United Kingdom
(€1,330 million) and the Mediterranean and Latin American Region (€756 million).

•   Property & Casualty net goodwill (€4,635 million) were the Mediterranean and Latin American Region (€1,456 million), the
United Kingdom (€1,251 million), Germany (€902 million) and Belgium (€563 million).

•  Asset Management net goodwill (€4,047 million) was AllianceBernstein (€3,712 million).

Goodwill presented in the table above also includes the balancing entry for the revaluation of minority interests relating to buyout commitments recognized as liabilities under the "Minorities of controlled investments funds and puttable instruments held by minority interest holders" caption:

•  The amount relating to the puts owned by minority shareholders in Sanford C. Bernstein and presented in the Sanford C.
Bernstein item of the above table totaled €7 million at December 31, 2008 (€328 million at December 31, 2007 and €785 million at December 31, 2006).

•  The amount relating to the puts owned by minority shareholders in former Winterthur subsidiaries in Central and Eastern Europe and presented in the Winterthur item of the above table totaled €81 million at December 31, 2008 (€81 million at December 31,
2007 and €71 million at December 31, 2006).

5.2. CHANGE IN GOODWILL

5.2.1. Goodwill - Change in gross value

(in Euro million)	Gross value January 1, 2008	Acquisitions during the period	Disposals during the period	Goodwill adjustments	Currency translation adjustment	Other changes(a)	Gross value December 31, 2008
Oyak (minority buyout)	-	278	-	-	(31)	-	247
Seguros ING	-	561	-	-	(82)	-	479
Quadrifoglio	-	68	-	-	-	-	68
AXA MPS Vita and Danni	465	22	-	-	-	-	487
Alpha Insurance	123	-	-	-	-	-	123
ELLA Bank	53	7	-	2	(3)	-	59
Bluefin Insurance Group Ltd (previously Venture Preference limited) (b)	246	63	-	1	(68)	-	241
Swiftcover	321	-	-	(34)	(70)	-	218
Bluefin Advisory Services Limited (previously Thinc Group) (b)	58	94	-	-	(29)	-	122
Winterthur	2,574	19	-	11	44	-	2,649
MLC	103	-	-	-	7	-	110
AXA Framlington	87	-	-	-	(20)	-	68
Seguro Directo	31	-	-	-	-	-	31
Mony	182	-	-	-	10	-	192
IPAC	210	-	-	-	(33)	(2)	174
AXA Equity & Law	348	-	-	-	(81)	-	266
Sterling Grace	128	-	-	-	(26)	-	103
AXA Financial, Inc. (minority buyout)	2,571	-	-	(2)	143	-	2,712
Sanford C. Bernstein	3,219	-	-	(3)	161	(322)	3,055
SLPH (AXA UK Holdings) (minority buyout)	1,388	-	-	-	(279)	-	1,109
Nippon Dantaï (AXA Nichidan)	1,119	10	-	-	327	-	1,456
AXA China Region (minority buyout)	218	-	-	-	16	-	234
AXA Aurora (minority buyout)	120	-	-	-	-	-	120
AXA Rosenberg	93	-	-	-	6	-	99
Guardian Royal Exchange	676	-	-	-	(47)	-	629
Royale Belge	452	-	-	-	-	-	452
UAP	705	-	-	-	(59)	-	646
Others	878	19	-	5	(57)	47	893
TOTAL	16,367	1,141	-	(20)	(169)	(277)	17,042
Of which:
Life & Savings	7,576	393	-	125	76	48	8,217
Property & Casualty	4,353	733	-	(34)	(412)	(3)	4,636
International Insurance	7	8	-	(1)	-	-	14
Asset Management	4,199	-	-	(5)	175	(322)	4,047
Others	233	8	-	(105)	(7)	-	128
(a)  Includes the impact of exercises and revaluations of minority interest buyout commitments.

(b)  Includes the goodwill of SBJ group.

(in Euro million)	Gross value January 1, 2007	Acquisitions during the period	Disposals during the period	Goodwill adjustments	Currency translation adjustment	Other changes(a)	Gross value December 31, 2007
AXA MPS Vita and Danni	-	465	-	-	-	-	465
Alpha Insurance	-	123	-	-	-	-	123
ELLA Bank	-	54	-	-	(1)	-	53
Bluefin Insurance Group Ltd (previously Venture Preference limited)	-	264	-	-	(17)	-	246
Swiftcover	-	344	-	-	(23)	-	321
Bluefin Advisory Services Limited (previously Thinc Group)	-	62	-	-	(4)	-	58
Winterthur(b)	2,793	-	(160)	4	(67)	4	2,574
MLC	116	-	-	-	(13)	-	103
AXA Framlington	87	-	-	-	-	-	87
Seguro Directo	31	-	-	-	-	-	31
Mony	220	-	-	(16)	(22)	-	182
IPAC	191	12	-	6	(1)	3	210
AXA Equity & Law(b)	385	-	(5)	-	(32)	-	348
Sterling Grace	130	-	-	-	(2)	-	128
AXA Financial, Inc. (minority buyout)	2,885	-	-	(11)	(303)	-	2,571
Sanford C. Bernstein	3,574	-	-	(14)	(378)	38	3,219
SLPH (AXA UK Holdings) (minority buyout)	1,541	-	-	(33)	(120)	-	1,388
Nippon Dantaï (AXA Nichidan)	1,225	-	-	-	(106)	-	1,119
AXA China Region (minority buyout)	246	-	-	-	(28)	-	218
AXA Aurora (minority buyout)	120	-	-	-	-	-	120
AXA Rosenberg	112	-	-	-	(19)	-	93
Guardian Royal Exchange	695	-	-	-	(18)	-	676
Royale Belge(b)	547	-	(96)	-	-	-	452
UAP(c)	631	96	-	-	(23)	-	705
Others	683	155	(1)	79	(32)	(6)	878
TOTAL 2007	16,213	1,573	(261)	14	(1,209)	38	16,367
TOTAL 2006	13,670	3,221	(1)	2	(943)	264	16,213

TOTAL 2007	16,213	1,573	(261)	14	(1,209)	38	16,367
Of which:
Life & Savings	7,980	445	(179)	(49)	(624)	3	7,576
Property & Casualty	3,619	916	(83)	-	(109)	10	4,353
International Insurance	15	4	-	-	-	(12)	7
Asset Management	4,505	155	-	(26)	(473)	38	4,199
Others	94	54	-	88	(3)	-	233

(a)  Includes the impact of exercises and revaluations of minority interest buyout commitments.

(b) The decrease in 2007 corresponds to the disposal of the Netherlands operations.

(c) The increase is due to the minority buyout of AXA Konzern AG.

270       2008 ANNUAL REPORT

5.2.2. Goodwill - Change in impairment

(in Euro million)	Cumulative impairment January 1, 2008	Increase in impairment during the period	Increase in impairment relating to goodwill created on acquisitions during the period	Write back of impairment of goodwill sold during the period	Accumulated impairment losses transferred out relating to goodwill transferred in the "held for sale" category	Currency translation adjustment	Other changes	Cumulative impairment December 31, 2008
Nippon Dantaï (AXA Nichidan)	59	-	-	-	-	17	-	76
Others	1	-	-	-	-	-	-	1
TOTAL	59	-	-	-	-	17	-	76
Of which:
Life & Savings	59	-	-	-	-	17	-	76
Property & Casualty	1	-	-	-	-	-	-	1
International Insurance	-	-	-	-	-	-	-	-
Asset Management	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-

(in Euro million)	Cumulative impairment January 1, 2007	Increase in impairment during the period	Increase in impairment relating to goodwill created on acquisitions during the period	Write back of impairment of goodwill sold during the period	Accumulated impairment losses transferred out relating to goodwill transferred in the "held for sale" category	Currency translation adjustment	Other changes	Cumulative impairment December 31, 2007
Nippon Dantaï (AXA Nichidan)	64	-	-	-	-	(6)	-	59
Royale Belge(a)	33	-	-	(33)	-	-	-	-
Others	14	-	-	-	-	-	(13)	1
TOTAL 2007	112	-	-	(33)	-	(6)	(13)	59
TOTAL 2006	111	-	-	-	-	(6)	7	112

TOTAL 2007	112	-	-	(33)	-	(6)	(13)	59
Of which:
Life & Savings	64	-	-	-	-	(6)	-	59
Property & Casualty	35	-	-	(33)	-	-	(1)	1
International Insurance	12	-	-	-	-	-	(12)	-
Asset Management	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-

(a) The decrease in 2007 corresponds to the disposal of the Netherlands operations.

An impairment loss is recognized for a cash-generating unit if, and only if, the recoverable amount of the unit or group of units is less than the carrying amount of the unit or group of units. The recoverable amount of each cash generating unit or group of units is the higher of (i) the cash generating unit or group of units' fair value less costs to sell and (ii) its value in use.

Fair value includes quotations when available and/or relevant or valuation techniques incorporating observable market data, adjusted when necessary to take into account control premia. Value in use calculations are also based on valuation techniques.

For Life & Savings businesses, such valuation techniques include discounted cash flows taking into account:

• the current shareholders' net asset value plus future profitability on business in force.

Such techniques (embedded value types of methodologies) are industry specific valuation methods which are consistent with the principles of discounted earnings approaches as the value of business in force results from the projection of distributable earnings. The current shareholders' net asset value is adjusted to take into account any difference between the basis of cash flows projections used in the value of business in force calculations and IFRS.

• and profitability on future new business.

The value of new business is computed either on the basis of multiples of a standardized year of new business contribution
(present value of projected future distributable profits generated from business written in a year) or on a projection of each of the expected annual future earnings when multiples are not appropriate because of future growth specific patterns.

Key assumptions include expected growth, expenses, cost of capital, future investment margins, first assessed on a risk free basis (basic test) and then on the basis of illustrative investment assumptions suitable for a traditional embedded value approach if the previous recoverable value is lower than the carrying amount.

For each group of units of the Property & Casualty and Asset Management businesses, the calculation uses cash flow projections based on business plans approved by management covering a three to five year period and a risk adjusted discount rate. Cash flows beyond that period have been extrapolated using a steady growth rate and terminal value.

The results of these projections exceed the carried amount of each of the generating unit or group of units. However, given current market conditions, the amount of excess has decreased significantly, in particular in the US Life & Savings and asset management markets, and in the UK Life & Savings market. To the extent that securities valuations remain depressed for prolonged periods of time and market conditions stagnate or worsen as a result of the global financial crisis, revenues, profitability, new business volumes, assets under management would likely be adversely affected. In addition, the future cash flow expectations and other assumptions underlying management's current business plans could be negatively impacted by other risks to which the Group's business is subject. As a result, subsequent impairment tests may be based upon different assumptions and future cash flow projections, which may result in an impairment of these assets in the foreseeable future.

5.3. OTHER INFORMATION RELATING TO GOODWILL

Goodwill is mainly attributable to the following business combinations and entities:

5.3.1. Acquisitions during the period

The main acquisitions of the year 2008 were the following:

•   On February 6, 2008, AXA announced it had reached an agreement to acquire OYAK's 50% share in AXA OYAK Holding
A.S. ("AXA OYAK"), a joint-venture company established by AXA and OYAK in 1999. Under the terms of the agreement, AXA paid a purchase price of $525 million (approximately €354 million) in cash for OYAK's 50% share in AXA OYAK (in addition, according to the same agreement, AXA OYAK Holding bought, for $15 million (approximately €9 million), the 1.5% interest that
Mais Motors, an OYAK joint venture company, holds in AXA OYAK's non-life subsidiary. The transaction closed on August 12,
2008.

At December 31, 2008, the goodwill had a net value of €247 million.

•   On March 19, 2008, AXA UK completed the purchase of 100% of the share capital of SBJ Group. The acquisition of SBJ will complement and enhance AXA's UK advisory and broking capability, bringing a number of strengths to the Group, including increased scale, a wider national presence and access to new market areas.

At December 31, 2008, the goodwill had a net value of €103 million.

•   On June 30, 2008 the agreement on the sale by Banca MPS to AXA MPS Assicurazioni Vita, of 100% of Quadrifoglio Vita's
shares, was concluded (purchase price of €142 million). The closing of the transaction occurred on December 12, 2008. The purchase accounting was completed with an opening balance sheet as of December 31, 2008 and gave rise to a goodwill of
€68 million. No other material intangibles were recognized.

At December 31, 2008, the goodwill had a net value of €68 million.

•  On July 22, 2008, AXA acquired 100% of the share capital of Seguros ING, the Mexican insurance subsidiary of ING, for
$1.5 billion (€959 million). The purchase accounting was completed with an opening balance sheet as of July 1, 2008 and gave rise to a goodwill and an intangible (VBI) of respectively to €564 million and €48 million.

At December 31, 2008, the goodwill had a net value of €479 million.

272        2008 ANNUAL REPORT

Assets and liabilities at the acquisition dates of Seguros ING, Quadrifoglio and SBJ totaled:

(in Euro million) At acquisition date	Fair value of assets and liabilities
Deferred acquisition costs and equivalent	81
Intangible assets	95
Investments	3,164
Other assets	1,522
Assets held for sale including discontinued operations	-
TOTAL ASSETS (EXCLUDING GOODWILL)	4,863
Liabilities arising from insurance and investment contracts	3,859
Provisions for risks and charges	44
Other payables	455
Liabilities held for sale including discontinued operations	-
TOTAL LIABILITIES	4,358
Total Net Asset Value	505
Minority interests	-
Total Net Acquired Asset Value	505
ACQUISITION COST
Share purchase price	1,246
Deferred consideration	15
Cost attributable	-
Acquisition cost	1,261
Goodwill	756

Note that all amounts in the above table are converted at acquisition dates' foreign exchange rates.

5.3.2. Transactions of recent past periods

Acquisition of Alpha Insurance (2007)

On March 28, 2007, AXA and Alpha Bank, Greece's second largest bank, signed a long-term exclusive agreement to pursue and strengthen the existing bancassurance partnership for €255 million.
At December 31, 2008, the goodwill had a net value of €123 million.

Acquisition of Thinc Group (renamed Bluefin Advisory Services Limited from December 31, 2008) (2007)

On November 10, 2006, AXA UK completed the acquisition of Thinc Group, by increasing its stake to 100% for €51 million. This company's main business is brokerage of Life & Savings products.
At December 31, 2008, the goodwill had a net value of €44 million.

Acquisition of Venture Preference limited

(renamed Bluefin Insurance Group Ltd from December 31, 2008) (2007)

In 2007, AXA UK acquired a 95.4% interest in insurance brokers Stuart Alexander, Layton Blackham and Smart & Cook for
€282 million. These three companies operate under the same structure, Venture Preference Limited, retaining their status as independent Property & Casualty insurance brokers. In 2008, AXA UK completed the acquisition by increasing its stake to
97.8%.
At December 31, 2008, the goodwill had a net value of €178 million.

Acquisition of Swiftcover (2007)

On March 22, 2007, AXA UK acquired the UK's only 100% online insurer, Swiftcover, jointly owned by international insurer Primary
Group and Swiftcover's management for €359 million.
At December 31, 2008, the goodwill had a net value of €218 million.

Acquisition of Kyobo Auto (2007)

On May 22, 2007, AXA acquired 75% of Kyobo Auto for an amount of KRW 88 billion (€70 million). At the end of 2007, the Group's ownership had reached 90% following the buyback of minority interests.
At December 31, 2008, the goodwill had a net value of €43 million.

Acquisition of ELLA Bank (2007)

On July 27, 2007, AXA Holdings Belgium SA acquired 100% of the Hungarian retail bank ELLA and its affiliates for
€123 million.
At December 31, 2008, the goodwill had a net value of €59 million.

Acquisition of MPS Vita and MPS Danni (2007)

On October 19, 2007, AXA, as part of a long-term agreement with BMPS in life and non-life bancassurance as well as in pension business in Italy, acquired 50% of MPS Vita (Life & Savings) and MPS Danni (Property & Casualty), and 50% of BMPS open pension funds business.
At December 31, 2008, the goodwill had a net value of €487 million.

Acquisition of Winterthur (2006)

On December 22, 2006, AXA acquired 100% of Winterthur for €7.9 billion.
At December 31, 2008, the goodwill had a net value of €2,649 million.

Acquisition of MLC Hong Kong and Indonesia (2006)

On May 8, 2006, AXA Asia Pacific Holdings (AXA APH) acquired MLC Hong Kong and MLC Indonesia for €340 million.
At December 31, 2008, the goodwill had a net value of €110 million.

Acquisition of Citadel (2006)

On March 1, 2006, AXA Canada acquired Citadel for €221 million.
At December 31, 2008, the goodwill had a net value of €83 million.

Buyout of minorities - AXA Konzern AG (2007 and 2006)

On July 5, 2007, AXA finalized definitive settlements with all claimants in litigations seeking nullity and avoidance (Nichtigkeits- und
Anfechtungsklagen) of the squeeze-out resolutions adopted by the general meetings of AXA Konzern AG and Kölnische
Verwaltungs-AG für Versicherungswerte AG on July 20 and July 21, 2006, respectively. In parallel, AXA Konzern finalized in 2007 the squeeze-out of the minority shareholders of its life insurance companies AXA Lebensversicherung AG (0.86% of the share capital) and Deutsche Ärzteversicherung AG (2.13% of the share capital). These squeeze-out resolutions are now effective and
AXA holds 100% of the shares of these four subsidiaries.

Following registration of these squeeze-outs, further litigation with minority shareholders on valuation issues is expected in a compensation review procedure (Spruchverfahren) under German law.

The total investment to reach a 100% ownership in AXA Konzern, KVAG, AXA Lebensversicherung and Deutsche Ärzteversicherung starting from the situation as at January 1, 2006 amounted to €367 million.

At December 31, 2008, the additonal goodwill generated by these transactions had a net value of €188 million.

Buyout of minorities - Tynan Mackenzie (2006)

On September 27, 2006, AXA Asia Pacific Holdings (AXA APH) acquired 66.7% of Tynan Mackenzie for €99 million.
AXA APH had acquired a 33.3% stake in Tynan Mackenzie in January 2002 for €16 million.
At December 31, 2008, the goodwill had a net value of €82 million.

274        2008 ANNUAL REPORT

NOTE 6 > VALUE OF PURCHASED LIFE BUSINESS IN-FORCE

The change in Value of Business ln-force ("VBI") in the Life & Savings segment was as follows:

(in Euro million)	2008	2007	2006 Restated(a)(b)
Gross carrying value as at January 1	7,449	8,110	5,760
Accumulated amortization and impairment	(2,809)	(2,686)	(2,444)
Shadow accounting on VBI	(266)	(394)	(694)
Net carrying value as at January 1	4,373	5,030	2,623
VBI capitalization	6	7	7
Capitalized interests	134	155	135
Amortization and impairment for the period	(533)	(519)	(416)
Changes in VBI amortization, capitalization and impairment	(393)	(357)	(274)
Change in shadow accounting on VBI	155	111	291
Currency translation	173	(278)	(123)
Acquisitions and disposals of subsidiaries and portfolios	103	(133)	2,513
Net carrying value as at December 31	4,410	4,373	5,030
Gross carrying value as at December 31	7,848	7,449	8,110
Accumulated amortization and impairment	(3,292)	(2,809)	(2,686)
Shadow accounting on VBI	(146)	(266)	(394)

(a)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

(b) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

The impact of acquisitions and disposals of subsidiaries and portfolios amounted to:

•  €103 million in 2008, driven by the acquisitions of Seguros ING (Mexico) (€56 million) and of the financial advisor Genesys
(Asia/Pacific) (€46 million).

•  €-133 million in 2007 as the acquisition of AXA-MPS Vita and Danni (€105 million) was more than offset by the disposal of the
Netherlands operations (€-238 million).

•  €2,513 million in 2006 mainly driven by the acquisition of Winterthur (€2,307 million) and MLC Hong Kong (€248 million).

NOTE 7 > DEFERRED ACQUISITION COSTS AND EQUIVALENT

7.1. BREAKDOWN OF DEFERRED ACQUISITION COSTS (DAC) AND
EQUIVALENT

(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006
Net deferred acquisition costs relating to Life & Savings(a)	15,867	14,045	13,653
Net rights to future managements fees(b)	1,074	1,236	1,152
Shadow accounting on DAC	85	(291)	(606)
Deferred acquisition costs and equivalent relating to Life & Savings	17,026	14,990	14,199
Deferred acquisition costs and equivalent relating to Property & Casualty and International Insurance	1,739	1,767	1,697
Net deferred acquisition costs and equivalent	18,765	16,757	15,896

(a) Applicable to Life & Savings insurance contracts and investment contracts with discretionary participation features according to IFRS 4. Amounts net of accumulated amortization.

(b) Applicable to investment contracts with no discretionary participation features.

7.2. ROLLFORWARD OF DEFERRED ACQUISITION COSTS AND EQUIVALENT
- LIFE & SAVINGS

Changes in deferred acquisition costs and equivalent for Life & Savings were as follows:

	December 31, 2008		December 31, 2007		December 31, 2006(c)
(in Euro million)	Life & Savings Deferred Acquisition Costs(a)	Rights to future management fees(b)	Life & Savings Deferred Acquisition Costs(a)	Rights to future management fees(b)	Life & Savings Deferred Acquisition Costs(a)	Rights to future management fees(b)
Life & Savings deferred acquisition costs and equivalent net carrying value as at January 1	13,754	1,236	13,047	1,152	12,360	960
Amortization and impairment for the period	(2,000)	(125)	(2,121)	(180)	(1,956)	(92)
Capitalized interests for the period	650	-	639	-	623	-
DAC and similar costs capitalization for the period	2,667	250	3,104	362	2,501	265
Changes in amortization, capitalization and impairment	1,317	126	1,622	183	1,168	173
Shadow accounting on DAC	368	-	306	-	262	-
Currency translation	521	(291)	(940)	(98)	(833)	19
Acquisitions and disposals of subsidiaries and portfolios	(7)	3	(281)	_	89	_
Life & Savings deferred acquisition costs and equivalent net carrying value as at December 31	15,952	1,074	13,754	1,236	13,047	1,152
TOTAL	17,026		14,990		14,199

(a)  Relating to contracts subject to IFRS 4, i.e. insurance contracts and investment contracts with discretionary participating features

(b) Applicable to investment contracts with no discretionary participation features.

(c) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

In 2008, the currency translation was impacted by the United States (€396 million) and Japan (€321 million), partly offset by the
United Kingdom (€-478 million).

276       2008 ANNUAL REPORT

7.3. DEFERRED ACQUISITION COSTS AND EQUIVALENT, NET OF
AMORTIZATION, UNEARNED REVENUE RESERVES AND UNEARNED FEE
RESERVES - LIFE & SAVINGS

The value of Life & Savings deferred acquisition costs and equivalent, net of amortization, unearned revenue reserves and unearned fee reserves, was as follows:

	December 31, 2008		December 31, 2007		December 31, 2006
(in Euro million)	Life & Savings Deferred Acquisition Costs(a)	Rights to future management fees(b)	Life & Savings Deferred Acquisition Costs(a)	Rights to future management fees(b)	Life & Savings Deferred Acquisition Costs(a)	Rights to future management fees(b)
DAC and equivalent	15,952	1,074	13,754	1,236	13,047	1,152
Of which shadow DAC	85	-	(291)	-	(606)	-
Unearned revenues and unearned fees reserves	2,072	382	1,823	409	1,741	339
Of which shadow unearned revenues reserves	(162)	_	(138)	_	(291)	_
DAC net of unearned revenues and unearned fees reserves	13,880	692	11,931	827	11,306	813
TOTAL for all types of contracts	14,572		12,758		12,119

DAC = Deferred Acquisition Costs.

(a)  Relating to contracts subject to IFRS 4, i.e. insurance contracts and investment contracts with discretionary participating features.

(b) Applicable to investment contracts with no discretionary participation features (IAS 39).

NOTE 8 > OTHER INTANGIBLE ASSETS

8.1. BREAKDOWN OF OTHER INTANGIBLE ASSETS

Other intangible assets represented €3,156 million net value at December 31, 2008 and mainly included:

(in Euro million)	Gross value	Accumulated amortization	Impairment	Net Value December 31, 2008	Net Value December 31, 2007	Net Value December 31, 2006
Software capitalized	1,871	1,365	15	491	465	430
Intangible assets recognized in business combinations	2,820	246	2	2,572	2,718	1,817
Other intangible assets	171	79	-	93	105	103
TOTAL INTANGIBLE ASSETS	4,862	1,690	17	3,156	3,288	2,350

8.2. BREAKDOWN OF INTANGIBLE ASSETS RECOGNIZED IN BUSINESS
COMBINATIONS

	December 31 2008
(in Euro million)	Gross value	Accumulated amortization	Impairment	Net value
AXA-MPS Vita and Danni	785	-	-	785
ELLA Bank	41	(4)	-	37
Alpha insurance	97	(7)	-	91
Bluefin Insurance Group Ltd (previously Venture Preference limited)	94	(21)	_	72
Bluefin Advisory Services Limited (previously Thinc Group)	59	(13)	-	47
Winterthur	1,126	(160)	-	965
AXA Rosenberg	186	(5)	-	181
Citadel	18	(5)	-	13
MONY	21	(7)	(2)	11
Swiftcover	26	(7)	-	19
Other	367	(16)	-	352
TOTAL	2,820	(246)	(2)	2,572

	December 31. 2007
(in Euro million)	Gross value	Accumulated amortization	Impairment	Net value
AXA-MPS Vita and Danni	785	-	-	785
ELLA Bank	43	(1)	-	42
Alpha insurance	97	(3)	-	94
Bluefin Insurance Group Ltd (previously Venture Preference limited)	88	(10)	_	77
Bluefin Advisory Services Limited (previously Thinc Group)	42	(6)	-	36
Winterthur	1,095	(76)	-	1,019
AXA Rosenberg	250	(7)	-	243
Citadel	21	(4)	-	17
MONY	73	(23)	(34)	16
Swiftcover	34	(3)	-	30
Other	368	(9)	-	359
TOTAL	2,896	(143)	(34)	2,718

278        2008 ANNUAL REPORT

	December 312006
(in Euro million)	Gross value	Accumulated amortization	Impairment	Net value
Winterthur	1,142	-	-	1,142
AXA Rosenberg	273	(8)	-	265
Citadel	20	(2)	-	18
MONY	110	(22)	(8)	81
Others	313	(1)	-	312
TOTAL	1,857	(32)	(8)	1,817

8.3. CHANGE IN INTANGIBLE ASSETS RECOGNIZED IN BUSINESS
COMBINATIONS

(in Euro million)	Net value at January 1, 2008	Acquisition during the period	Purchase increases following adjustments	Amortization and impairment allowance	Disposal during the period	Purchase decreases following adjustments	Amortization and impairment write back following disposal	Currency Impact	Net value at December 31, 2008
AXA-MPS Vita and Danni	785	-	-	-	-	-	-	-	785
ELLA Bank	42	-	-	(3)	-	-	-	(2)	37
Alpha insurance	94	-	-	(4)	-	-	-	-	91
Bluefin Insurance Group Ltd (previously Venture Preference limited)	77	32	_	(16)	_	_	_	(21)	72
Bluefin Advisory Services Limited (previously Thinc Group)	36	33	_	(9)	_	_	_	(12)	47
Winterthur	1,019	-	-	(82)	-	-	-	29	965
AXA Rosenberg	243	-	-	-	-	(6)	-	(56)	181
Citadel	17	-	-	(2)	-	-	-	(2)	13
MONY	16	-	-	(3)	(54)	-	52	1	11
Swiftcover	30	-	-	(6)	-	-	-	(6)	19
Other	359	18	-	(10)	-	-	-	(11)	352
TOTAL	2,718	83	-	(135)	(54)	(6)	52	(81)	2,572

In 2008, acquisition during the period was related to SBJ Group.

(in Euro million)	Net value at January 1, 2007	Acquisition during the period	Purchase increases following adjustments	Amortization and impairment allowance	Disposal during the period	Purchase decreases following adjustments	Amortization and impairment write back following disposal	Currency impact	Net value at December 31, 2007
AXA-MPS Vita and Danni	-	785	-	-	-	-	-	-	785
ELLA Bank	-	44	-	(1)	-	-	-	-	42
Alpha insurance	-	97	-	(3)	-	-	-	-	94
Bluefin Insurance Group Ltd (previously Venture Preference limited)	_	94	_	(11)	_	_	_	(5)	77
Bluefin Advisory Services Limited (previously Thinc Group)	_	45	_	(7)	_	_	_	(3)	36
Winterthur	1,142	(16)	-	(77)	-	(8)	-	(21)	1,019
AXA Rosenberg	265	-	-	-	-	-	-	(22)	243
Citadel	18	-	-	(2)	-	-	-	1	17
MONY	81	-	-	(33)	(27)	-	-	(4)	16
Swiftcover	-	36	-	(4)	-	-	-	(2)	30
Other	312	58	-	(7)	-	-	-	(3)	359
TOTAL	1,817	1,142	-	(145)	(27)	(8)	-	(60)	2,718

(in Euro million)	Net value at January 1, 2006	Acquisition during the period	Purchase increases following adjustments	Amortization and impairment allowance	Disposal during the period	Purchase decreases following adjustments	Amortization and impairment write back following disposal	Currency impact	Net value at December 31, 2006
Winterthur	-	1,142	-	-	-	-	-	-	1,142
AXA Rosenberg	182	-	78	-	-	-	-	5	265
Citadel	-	19	-	-	-	-	-	(1)	18
MONY	106	-	-	(15)	-	-	-	(10)	81
Others	311	2	-	-	-	-	-	-	312
TOTAL	599	1,163	78	(16)	-	-	-	(7)	1,817

280        2008 ANNUAL REPORT

NOTE 9 > INVESTMENTS

Certain investment properties (see Note 1), available-for-sale investments, trading assets, instruments designated as at fair value through profit or loss and all derivatives are measured at fair value in the financial statements. In addition, this note also discloses the fair value of investment properties and financial assets held at cost. Principles applied in measuring fair value generally described in Note 1 are further detailed in Note 9.2 (investment properties) and 9.9 (financial assets recognized at fair value).

9.1. BREAKDOWN OF INVESTMENTS

Each investment item is presented net of the effect of related hedging derivatives (IAS 39 qualifying hedges or economic hedges)
except derivatives related to macro hedges shown separately.

Details of the effect of derivatives are provided in section 19.3.

	December 31, 2008
	Insurance			Other activities			Total
(in Euro million)	Fair value	Carrying value	% (value balance sheet)	Fair value	Carrying value	% (value balance sheet)	Fair value	Carrying value	% (value balance sheet)
Investment in real estate properties at amortized cost	18,165	12,859	2.50%	2,332	2,306	18.28%	20,497	15,165	2.88%
Investment in real estate properties designated as at fair value through profit or loss(b)	2,398	2,398	0.47%	-	-	-	2,398	2,398	0.46%
Macro hedge and other derivatives	-	-	-	-	-	-	-	-	-
Investment properties	20,563	15,256	2.97%	2,332	2,306	18.28%	22,895	17,562	3.33%
Debt securities held to maturity	-	-	-	-	-	-	-	-	-
Debt securities available for sale	255,465	255,465	49.69%	3,894	3,894	30.87%	259,359	259,359	49.24%
Debt securities designated as at fair value through profit or loss(b)	44,199	44,199	8.60%	57	57	0.45%	44,256	44,256	8.40%
Debt securities held for trading	102	102	0.02%	875	875	6.94%	977	977	0.19%
Debt securities (at cost) that are not quoted in an active market	1,132	1,212	0.24%	-	-	-	1,132	1,212	0.23%
Debt securities	300,898	300,978	58.54%	4,826	4,826	38.26%	305,725	305,805	58.06%
Equity securities available for sale	15,468	15,468	3.01%	3,959	3,959	31.38%	19,427	19,427	3.69%
Equity securities designated as at fair value through profit or loss(b)	10,503	10,503	2.04%	259	259	2.05%	10,761	10,761	2.04%
Equity securities held for trading	89	89	0.02%	179	179	1.42%	268	268	0.05%
Equity securities	26,060	26,060	5.07%	4,396	4,396	34.85%	30,456	30,456	5.78%
Non controlled investment funds held for sale	5,336	5,336	1.04%	76	76	0.61%	5,412	5,412	1.03%
Non controlled investment funds designated as at fair value through profit or loss(b)	2,187	2,187	0.43%	63	63	0.50%	2,250	2,250	0.43%
Non controlled investment funds held for trading	147	147	0.03%	-	-	-	147	147	0.03%
Non controlled Investment funds	7,670	7,670	1.49%	140	140	1.11%	7,810	7,810	1.48%
Other assets designated as at fair value through profit or loss, held by controlled Investment funds	6,353	6,353	1.24%	13	13	0.10%	6,365	6,365	1.21%
Macro hedge and other derivatives	110	110	0.02%	4	4	0.03%	114	114	0.02%
Financial Investments	341,090	341,170	66.36%	9,380	9,380	74.35%	350,470	350,550	66.55%
Loans held to maturity	-	-	-	-	-	-	-	-	-
Loans available for sale	743	743	0.14%	64	64	0.51%	807	807	0.15%
Loans designated as at fair value through profit or loss(b)	45	45	0.01%	-	-	-	45	45	0.01%
Loans held for trading	-	-	-	7	7	0.06%	7	7	-
Mortgage loans	14,056	13,751	2.67%	1	1	0.01%	14,057	13,752	2.61%
Other loans(a)	11,189	11,168	2.17%	854	849	6.73%	12,043	12,017	2.28%
Macro hedge and other derivatives	-	-	-	8	8	0.06%	8	8	-
Loans	26,033	25,706	5.00%	934	929	7.37%	26,966	26,635	5.06%
Assets backing contracts where the financial risk is borne by policyholders	131,990	131,990	25.67%				131,990	131,990	25.06%
INVESTMENTS	519,676	514,123	100.00%	12,645	12,615	100.00%	532,321	526,738	100.00%
Investments (excluding those backing contracts where the financial risk is borne by policyholders)	387,685	382,133	74.33%
Life & Savings	330,132	325,240	63.26%
Property & Casualty	49,109	48,448	9.42%
International Insurance	8,444	8,445	1.64%

(a) Mainly includes policy loans.

(b) Use of fair value option.

282       2008 ANNUAL REPORT

	December 31, 2007
	Insurance			Other activities			Total
(in Euro million)	Fair value	Carrying value	% (value balance sheet)	Fair value	Carrying value	% (value balance sheet)	Fair value	Carrying value	% (value balance sheet)
Investment in real estate properties at amortized cost	17,778	12,045	2.06%	1,867	1,776	12.96%	19,645	13,821	2.31%
Investment in real estate properties designated as at fair value through profit or loss(b)	4,137	4,137	0.71%	_	_	_	4,137	4,137	0.69%
Macro hedge and other derivatives	-	-	-	-	-	-	-	-	-
Investment properties	21,915	16,182	2.77%	1,867	1,776	12.96%	23,782	17,958	3.00%
Debt securities held to maturity	-	-	-	-	-	-	-	-	-
Debt securities available for sale	241,766	241,766	41.38%	4,935	4,935	36.01%	246,701	246,701	41.26%
Debt securities designated as at fair value through profit or loss (b)	55,152	55,152	9.44%	822	822	6.00%	55,974	55,974	9.36%
Debt securities held for trading	120	120	0.02%	1,019	1,019	7.44%	1,139	1,139	0.19%
Debt securities (at cost) that are not quoted in an active market	-	-	-	-	-	-	-	-	-
Debt securities	297,039	297,039	50.84%	6,775	6,775	49.44%	303,814	303,814	50.81%
Equity securities available for sale	33,350	33,350	5.71%	2,546	2,546	18.58%	35,896	35,896	6.00%
Equity securities designated as at fair value through profit or loss(b)	19,322	19,322	3.31%	271	271	1.98%	19,593	19,593	3.28%
Equity securities held for trading	127	127	0.02%	325	325	2.37%	452	452	0.08%
Equity securities	52,799	52,799	9.04%	3,141	3,141	22.92%	55,940	55,940	9.36%
Non controlled investment funds held for sale	3,449	3,449	0.59%	142	142	1.03%	3,591	3,591	0.60%
Non controlled investment funds designated as at fair value through profit or loss(b)	2,298	2,298	0.39%	134	134	0.98%	2,433	2,433	0.41%
Non controlled investment funds held for trading	135	135	0.02%	8	8	0.06%	143	143	0.02%
Non controlled Investment funds	5,882	5,882	1.01%	284	284	2.07%	6,166	6,166	1.03%
Other assets designated as at fair value through profit or loss, held by controlled Investment funds	4,358	4,358	0.75%	166	166	1.21%	4,524	4,524	0.76%
Macro hedge and other derivatives	(27)	(27)	N/A	1,312	1,312	9.58%	1,285	1,285	0.21%
Financial Investments	360,051	360,051	61.63%	11,679	11,679	85.23%	371,730	371,730	62.17%
Loans held to maturity	-	-	-	-	-	-	-	-	-
Loans available for sale	926	926	0.16%	41	41	0.30%	968	968	0.16%
Loans designated as at fair value through profit or loss(b)	39	39	0.01%	1	1	0.01%	40	40	0.01%
Loans held for trading	-	-	-	77	77	0.56%	77	77	0.01%
Mortgage loans	12,738	12,817	2.19%	1	1	0.01%	12,740	12,818	2.14%
Other loans(a)	11,310	11,395	1.95%	121	121	0.88%	11,430	11,515	1.93%
Macro hedge and other derivatives	-	-	-	7	7	0.05%	7	7	-
Loans	25,013	25,177	4.31%	248	248	1.81%	25,261	25,425	4.25%
Assets backing contracts where the financial risk is borne by policyholders	182,827	182,827	31.29%				182,827	182,827	30.58%
INVESTMENTS	589,806	584,237	100.00%	13,793	13,703	100.00%	603,599	597,939	100.00%
Investments (excluding those backing contracts where the financial risk is borne by policyholders)	406,979	401,410	68.71%
Life & Savings	343,656	338,623	57.96%
Property & Casualty	54,650	54,115	9.26%
International Insurance	8,673	8,672	1.48%

(a)  Mainly includes policy loans.

(b)  Use of fair value option.

	December 31 ,2006 Restated(c)
	Insurance			Other activities			Total
(in Euro million)	Fair value	Carrying value	% (value balance sheet)	Fair value	Carrying value	% (value balance sheet)	Fair value	Carrying value	% (value balance sheet)
Investment properties at amortized cost	18,235	13,260	2.28%	731	548	3.36%	18,966	13,808	2.30%
Investment properties designated as at fair value through profit or loss(b)	5,364	5,364	0.92%	608	608	3.73%	5,972	5,972	1.00%
Macro hedge and other derivatives	-	-	-	-	-	-	-	-	-
Investment properties	23,599	18,625	3.20%	1,339	1,156	7.09%	24,938	19,780	3.30%
Debt securities held to maturity	-	-	-	-	-	-	-	-	-
Debt securities available for sale	241,258	241,258	41.40%	5,645	5,645	34.64%	246,903	246,903	41.22%
Debt securities designated as at fair value through profit or loss(b)	49,591	49,591	8.51%	182	182	1.11%	49,772	49,772	8.31%
Debt securities held for trading	94	94	0.02%	1,203	1,203	7.38%	1,297	1,297	0.22%
Debt securities (at cost) that are not quoted in an active market	10	10	-	1	1	0.01%	11	11	-
Debt securities	290,953	290,953	49.93%	7,031	7,031	43.15%	297,984	297,984	49.74%
Equity securities available for sale	35,604	35,604	6.11%	2,733	2,733	16.77%	38,337	38,337	6.40%
Equity securities designated as at fair value through profit or loss(b)	22,050	22,050	3.78%	123	123	0.75%	22,173	22,173	3.70%
Equity securities held for trading	142	142	0.02%	332	332	2.04%	474	474	0.08%
Equity securities	57,797	57,797	9.92%	3,187	3,187	19.56%	60,984	60,984	10.18%
Non controlled investment funds available for sale	4,599	4,599	0.79%	226	226	1.39%	4,825	4,825	0.81%
Non controlled investment funds designated as at fair value through profit or loss(b)	2,319	2,319	0.40%	155	155	0.95%	2,474	2,474	0.41%
Non controlled investment funds held for trading	80	80	0.01%	33	33	0.20%	113	113	0.02%
Non controlled investment funds	6,998	6,998	1.20%	414	414	2.54%	7,412	7,412	1.24%
Other assets held by controlled investment funds designated as at fair value through profit or loss	3,144	3,144	0.54%	_	_	_	3,144	3,144	0.52%
Macro hedge and other derivatives	(175)	(175)	N/A	875	875	5.37%	701	701	0.12%
Financial investments	358,718	358,718	61.55%	11,507	11,507	70.62%	370,225	370,225	61.80%
Loans held to maturity	-	-	-	-	-	-	-	-	-
Loans available for sale	824	824	0.14%	26	26	0.16%	850	850	0.14%
Loans designated as at fair value through profit or loss(b)	378	378	0.06%	2,768	2,768	16.99%	3,146	3,146	0.53%
Loans held for trading	-	-	-	227	227	1.39%	227	227	0.04%
Mortgage loans	13,178	13,079	2.24%	13	13	0.08%	13,190	13,092	2.19%
Other loans(a)	14,632	14,578	2.50%	592	591	3.63%	15,224	15,170	2.53%
Macro hedge and other derivatives	-	-	-	8	8	0.05%	8	8	-
Loans	29,012	28,860	4.95%	3,632	3,632	22.29%	32,644	32,492	5.42%
Assets backing contracts where the financial risk is borne by policyholders	176,562	176,562	30.30%				176,562	176,562	29.47%
INVESTMENTS	587,891	582,765	100.00%	16,479	16,295	100.00%	604,370	599,059	100.00%
Investments (excluding those backing contracts where the financial risk is borne by policyholders)	411,329	406,202	69.70%
Life & Savings	348,979	344,382	59.09%
Property & Casualty	53,600	53,071	9.11%
International Insurance	8,749	8,749	1.50%

(a)  Mainly includes policy loans.

(b) Use of fair value option.

(c)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

284       2008 ANNUAL REPORT

9.2. INVESTMENT PROPERTIES

Investment properties include buildings owned directly and through real estate subsidiaries. Investment properties stated at fair value on the balance sheet mainly consist of assets backing UK with-profit contracts.

Breakdown of the carrying value and fair value of investment properties at amortized cost, excluding the impact of all derivatives:

	December 31,2008					December 31,2007					December 31,2006 Restated(a)
(in Euro million)	Gross value	Amorti- zation	Impair- ment	Carrying value	Fair value	Gross value	Amorti- zation	Impair- ment	Carrying value	Fair value	Gross value	Amorti- zation	Impair- ment	Carrying value	Fair value
Investment properties at amortized cost
Insurance	14,526	(1,483)	(250)	12,793	18,099	13,548	(1,357)	(166)	12,025	17,758	14,930	(1,473)	(197)	13,260	18,235
Other activities	2,307	(1)	-	2,306	2,332	1,777	(1)	-	1,776	1,867	565	(17)	-	548	731
All activities	16,833	(1,484)	(250)	15,099	20,431	15,325	(1,358)	(166)	13,801	19,625	15,495	(1,490)	(197)	13,808	18,966

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

Fair value is generally based on valuations performed by qualified property surveyors. They are based on a multi-criteria approach and their frequency and terms are often based on local regulations.

Change in impairment and amortization of investment properties at amortized cost (all activities):

	Impairment- Investment properties			Amortization- Investment properties
(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2008	December 31, 2007	December 31, 2006
January 1	166	197	345	1,358	1,490	1,479
Increase for the period	144	55	19	226	246	219
Write back following sale	(25)	(50)	(83)	(80)	(208)	(158)
Write back following recovery in value	(7)	(17)	(57)
Others(a)	(28)	(20)	(28)	(20)	(171)	(50)
December 31	250	166	197	1,484	1,358	1,490

(a) Mainly includes change in scope of consolidation and the effect of changes in exchange rates.

9.3. UNREALIZED GAINS AND LOSSES ON FINANCIAL INVESTMENTS

Excluding the effect of all derivatives, the unrealized capital gains and losses on financial investments when not already reflected in the income statement is allocated as follows:

INSURANCE	December 31, 2008
(in Euro million)	Amortized cost(a)	Fair value	Carrying value(b)	Unrealized gains	Unrealized losses
Debt securities available for sale	254,174	254,720	254,720	10,405	9,858
Debt securities (at cost) that are not quoted in an active market	1,212	1,132	1,212	-	80
Equity securities available for sale	12,509	14,768	14,768	1,753	478
Non controlled investment funds held for sale	5,153	5,336	5,336	346	163

(a) Net of impairment - including premiums/discounts and related accumulated amortization.

(b) Net of impairment (details in Note 9.8).

OTHER ACTIVITIES	December 31, 2008
(in Euro million)	Amortized cost(a)	Fair value	Carrying value(b)	Unrealized gains	Unrealized losses
Debt securities available for sale	4,155	3,913	3,913	43	285
Debt securities (at cost) that are not quoted in an active market	-	-	-	-	-
Equity securities available for sale	2,638	1,457	1,457	117	314
Non controlled investment funds held for sale	77	76	76	-	-

(a) Net of impairment - including premiums/discounts and related accumulated amortization.

(b) Net of impairment (details in Note 9.8).

TOTAL	December 31, 2008
(in Euro million)	Amortized cost(a)	Fair value	Carrying value(b)	Unrealized gains	Unrealized losses
Debt securities available for sale	258,328	258,633	258,633	10,448	10,142
Debt securities (at cost) that are not quoted in an active market	1,212	1,132	1,212	-	80
Equity securities available for sale	15,147	16,226	16,226	1,871	792
Non controlled investment funds held for sale	5,230	5,413	5,413	346	163

(a)  Net of impairment - including premiums/discounts and related accumulated amortization.

(b) Net of impairment (details in Note 9.8).

See also table 9.8.1 Breakdown of financial assets subject to impairment.

286       2008 ANNUAL REPORT

	December 31, 2007					December 31, 2006
Amortized cost(a)	Fair value	Carrying value(b)	Unrealized gains	Unrealized losses	Amortized cost(a)	Fair value	Carrying value(b)	Unrealized gains	Unrealized losses
242,608	241,220	241,220	4,762	6,150	234,964	241,652	241,652	8,158	1,470
-	-	-	-	-	10	10	10	-	-
24,320	33,249	33,249	9,413	484	25,354	35,761	35,761	10,551	144
3,109	3,446	3,446	368	31	4,188	4,593	4,593	428	24

	December 31, 2007					December 31, 2006
Amortized cost(a)	Fair value	Carrying value(b)	Unrealized gains	Unrealized losses	Amortized cost(a)	Fair value	Carrying value(b)	Unrealized gains	Unrealized losses
5,037	4,933	4,933	2	106	5,697	5,645	5,645	5	57
-	-	-	-	-	1	1	1	-	-
2,575	2,550	2,550	133	158	2,450	2,744	2,744	295	-
142	142	142	1	1	225	226	226	1	-

	December 31, 2007					December 31, 2006
Amortized cost(a)	Fair value	Carrying value(b)	Unrealized gains	Unrealized losses	Amortized cost(a)	Fair value	Carrying value(b)	Unrealized gains	Unrealized losses
247,645	246,153	246,153	4,764	6,256	240,661	247,297	247,297	8,163	1,527
-	-	-	-	-	11	11	11	-	-
26,896	35,799	35,799	9,545	642	27,804	38,505	38,505	10,846	144
3,251	3,588	3,588	369	33	4,414	4,819	4,819	429	24

9.4. DEBT SECURITIES BY TYPE OF ISSUER

The table below sets out the debt securities portfolio by issuer type, excluding macro hedging derivatives and other derivatives but including the effect of related hedging derivatives (IAS 39 qualifying hedges or economic hedges). Details of the effect of derivatives are provided in section 19.3.

(in Euro million)	December 31, 2008 Carrying value	December 31, 2007 Carrying value	December 31, 2006 Carrying value
Government debt securities	126,752	128,583	130,947
Debt securities issued by local authorities	6,651	6,182	6,493
Debt securities issued by government agencies and state-owned companies(b)	18,570	20,392	23,083
Corporate debt securities(c)	140,046	132,800	123,971
Debt securities guaranteed by a mortgage	10,026	9,629	11,329
Debt securities issued by other issuers(a)	3,461	5,661	2,434
Hedging derivatives and other derivatives	299	569	(274)
Debt securities	305,805	303,814	297,984

(a)  Includes debt security investment funds.

(b) Means that the state has a blocking minority interest.

(c)  Includes debt securities issued by companies in which a State now holds interests following the 2008 financial crisis

Additional information on the credit risk associated with debt securities is provided in Note 4 "Management of financial and insurance risks".

288       2008 ANNUAL REPORT

9.5. CONTRACTUAL MATURITIES AND EXPOSURE TO INTEREST RATE RISK

The tables below set out the contractual maturities of debt instruments held by the Group. Effective maturities may differ from those presented, mainly because some assets include clauses allowing early redemption, with or without penalty.

Debt securities (at cost) that are not quoted in an active market, the effect of derivatives (detailed in section 19.3) and loans and debt securities backing contracts where the financial risk is borne by policyholders are excluded from the tables below. The effect of derivatives modifies in certain cases the profile of the assets below. Most of the debt securities and loans held by the Group are fixed-rate debt instruments (i.e. exposed to fair value interest rate risk).

	December 31,2008
	Net carrying amount by maturity
(in Euro million)	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Debt securities available for sale	15,387	66,778	166,166	248,331
Debt securities designated as at fair value through profit or loss(a)	3,709	10,405	18,183	32,296
Sub-total Debt securities	19,096	77,182	184,349	280,627
Loans at amortized cost	2,610	3,976	15,109	21,695
Loans available for sale	73	12	4	89
Loans designated as at fair value through profit or loss(a)	2	1	42	45
Sub-total Loans	2,684	3,989	15,155	21,829
TOTAL - Financial investments exposed to fair value interest rate risk	21,780	81,172	199,504	302,456
Debt securities available for sale	646	1,882	7,774	10,303
Debt securities designated as at fair value through profit or loss(a)	5,490	3,940	3,933	13,364
Sub-total Debt securities	6,136	5,823	11,708	23,666
Loans at amortized cost	779	1,224	1,609	3,612
Loans available for sale	6	83	614	703
Loans designated as at fair value through profit or loss(a)	-	7	-	7
Sub-total Loans	785	1,314	2,224	4,322
TOTAL - Financial investments exposed to cash flow interest rate risk	6,920	7,137	13,932	27,989
Total Financial investments exposed to interest rate risk	28,700	88,308	213,436	330,444

(a) Corresponds to financial assets held for trading purposes and financial assets recognized designated as at fair value through profit or loss

	December 31,2007 Net carrying amount by maturity
(in Euro million)	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Debt securities available for sale	13,160	56,197	163,514	232,871
Debt securities designated as at fair value through profit or loss(a)	17,739	8,883	22,698	49,320
Sub-total Debt securities	30,899	65,080	186,212	282,191
Loans at amortized cost	2,920	5,459	12,712	21,091
Loans available for sale	46	5	913	963
Loans designated as at fair value through profit or loss(a)	5	39	(4)	40
Sub-total Loans	2,971	5,502	13,621	22,094
TOTAL - Invested financial assets exposed to fair value interest rate risk	33,870	70,583	199,833	304,286
Debt securities available for sale	430	2,783	10,069	13,282
Debt securities designated as at fair value through profit or loss(a)	380	5,332	2,060	7,772
Sub-total Debt securities	810	8,115	12,129	21,054
Loans at amortized cost	422	341	1,251	2,015
Loans available for sale	3	2	-	5
Loans designated as at fair value through profit or loss(a)	-	17	59	77
Sub-total Loans	425	360	1,311	2,096
TOTAL - Financial investments exposed to cash flow interest rate risk	1,235	8,475	13,440	23,150
Total Financial investments exposed to interest rate risk	35,105	79,057	213,273	327,436

(a) Corresponds to financial assets held for trading purposes and financial assets recognized designated as at fair value through profit or loss

290        2008 ANNUAL REPORT

	December 31,2006 Restated (b) Net carrying amount by maturity
(in Euro million)	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Debt securities available for sale	11,970	58,182	168,619	238,771
Debt securities designated as at fair value through profit or loss(a)	18,389	6,341	21,073	45,803
Sub-total Debt securities	30,359	64,523	189,691	284,574
Loans at amortized cost	3,048	7,064	13,831	23,943
Loans available for sale	52	135	658	845
Loans designated as at fair value through profit or loss(a)	21	19	43	84
Sub-total Loans	3,121	7,218	14,532	24,871
TOTAL - Financial investments exposed to fair value interest rate risk	33,480	71,741	204,224	309,445
Debt securities available for sale	121	1,021	7,384	8,527
Debt securities designated as at fair value through profit or loss(a)	342	3,964	839	5,146
Sub-total Debt securities	463	4,986	8,224	13,673
Loans at amortized cost	855	526	2,110	3,491
Loans available for sale	-	-	-	-
Loans designated as at fair value through profit or loss(a)	296	24	3,017	3,337
Sub-total Loans	1,151	550	5,127	6,828
TOTAL - Financial investments exposed to cash flow interest rate risk	1,614	5,536	13,350	20,501
Total Financial investments exposed to interest rate risk	35,095	77,277	217,574	329,946

(a)  Corresponds to financial assets held for trading purposes and financial assets recognized designated as at fair value through profit or loss.

(b)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

9.6. EXPOSURE TO PRICE RISK

After excluding the effect of derivatives (detailed in section 19.3) and equity securities of real estate companies, the breakdown by industry of equity securities owned across the Group is as follows:

(in Euro million) December 31, 2008	Finance	Services	Energy
Equity securities available for sale	5,435	1,342	2,091
Equity securities designated as at fair value through profit or loss	1,253	1,458	642
Sub-total: Equity securities held directly	6,687	2,800	2,733
Equity securities held by controlled investment funds(a)	1,514	753	718
Total Equity securities as at December 31, 2008	8,202	3,553	3,451

(a) Designated as at fair value through profit or loss

(in Euro million) December 31, 2007	Finance	Services	Energy
Equity securities available for sale	12,819	2,765	5,056
Equity securities designated as at fair value through profit or loss	2,739	2,243	388
Sub-total: Equity securities held directly	15,558	5,008	5,443
Equity securities held by controlled investment funds(a)	5,519	433	218
Total Equity securities as at December 31, 2007	21,077	5,440	5,662

(a) Designated as at fair value through profit or loss

(in Euro million) December 31, 2006	Finance	Services	Energy
Equity securities available for sale	16,040	4,020	3,942
Equity securities designated as at fair value through profit or loss	4,224	2,735	282
Sub-total: Equity securities held directly	20,264	6,755	4,224
Equity securities held by controlled investment funds(a)	2,324	385	347
Total Equity securities as at December 31, 2006	22,588	7,140	4,571

(a) Designated as at fair value through profit or loss

292        2008 ANNUAL REPORT

Communications	Industrial	Consumer goods	Raw material	Technology	Other	TOTAL
1,116	2,108	1,273	712	1,067	1,082	16,226
36	403	299	308	599	174	5,171
1,153	2,511	1,573	1,020	1,666	1,256	21,397
197	576	297	175	339	1,181	5,750
1,349	3,087	1,869	1,195	2,005	2,437	27,148

Communications	Industrial	Consumer goods	Raw material	Technology	Other	TOTAL
1,808	4,663	2,910	1,885	1,819	2,074	35,799
730	1,503	1,314	1,074	324	636	10,952
2,538	6,165	4,224	2,959	2,144	2,711	46,750
139	396	51	168	82	2,087	9,093
2,677	6,561	4,275	3,127	2,226	4,797	55,843

Communications	Industrial	Consumer goods	Raw material	Technology	Other	TOTAL
1,447	4,355	2,911	1,971	1,860	1,960	38,505
854	1,642	1,544	876	300	751	13,208
2,300	5,997	4,455	2,847	2,160	2,711	51,713
97	858	653	393	513	3,894	9,465
2,398	6,856	5,108	3,240	2,672	6,605	61,178

9.7. NON-CONTROLLED INVESTMENT FUNDS

Non-controlled investment funds break down as follows:

	December 31, 2008
	Insurance		Other activities		Total
(in Euro million)	Fair value(a)	Amortized Cost	Fair value(a)	Amortized Cost	Fair value(a)	Amortized Cost
Non controlled investment funds available for sale mainly holding equity securities	3,171	3,016	-	-	3,171	3,016
Non controlled investment funds designated as at fair value through profit or loss mainly holding equity securities	808	_	5	_	813	_
Non controlled investment funds trading mainly holding equity securities	11	-	-	-	11	-
Non controlled Investment funds mainly holding equity securities	3,990	-	5	-	3,996	-
Non controlled investment funds available for sale mainly holding debt securities	1,095	1,071	-	-	1,095	1,071
Non controlled investment funds mainly designated as at fair value through profit or loss mainly holding debt securities	137	_	_	_	137	_
Non controlled investment funds trading mainly holding debt securities	136	-	-	-	136	-
Non controlled Investment funds mainly holding debt securities	1,368	-	-	-	1,368	-
Other non controlled investment funds available for sale	1,071	1,066	76	77	1,147	1,143
Other non controlled investment funds designated as at fair value through profit or loss	98	_	_	_	98	_
Other non controlled investment funds held for trading	-	-	-	-	-	-
Other non controlled Investment funds	1,169	-	76	-	1,246	-
Non controlled Investment funds - Equity method(b|	1,134	-	58	-	1,192	-
Derivatives (hedge accounting) and other derivatives	9	(3)	-	-	9	(3)
TOTAL	7,670	-	140	-	7,810	-

(a) Amounts are presented excluding macro hedging and other derivatives but including the effect of related hedging derivatives (IAS 39 qualifying hedges or economic hedges).

(b) The carrying value of non controlled investment funds - Equity method is disclosed in the fair value column.

294       2008 ANNUAL REPORT

December 31,2007						December 31,2006
Insurance		Other activities		Total		Insurance		Other activities		Total
Fair value(a)	Amortized Cost	Fair value(a)	Amortized Cost	Fair value(a)	Amortized Cost	Fair value(a)	Amortized Cost	Fair value(a)	Amortized Cost	Fair value(a)	Amortized Cost
1,512	1,349	29	29	1,541	1,379	1,432	1,215	18	18	1,450	1,233
660	_	108	_	768	_	628	_	155	_	782	_
135	-	8	-	143	-	80	-	33	-	113	-
2,307	-	145	-	2,451	-	2,140	-	205	-	2,345	-
931	856	-	-	931	856	1,480	1,438	-	-	1,480	1,438
51	_	_	_	51	_	46	_	_	_	46	_
-	-	-	-	-	-	-	-	-	-	-	-
982	-	-	-	982	-	1,527	-	-	-	1,527	-
1,003	903	113	113	1,116	1,016	1,680	1,535	208	208	1,888	1,743
389	_	26	_	415	_	353	_	_	_	353	_
-	-	-	-	-	-	-	-	-	-	-	-
1,392	-	139	-	1,531	-	2,033	-	208	-	2,241	-
1,160	-	-	-	1,160	-	1,294	-	-	-	1,294	-
42	40	-	-	42	40	4	9	-	-	4	9
5,882	-	284	-	6,166	-	6,998	-	414	-	7,412	-

9.8. FINANCIAL ASSETS SUBJECT TO IMPAIRMENT

9.8.1. Breakdown of financial assets subject to impairment (excluding investment properties)

Each investment item is presented net of the effect of related hedging derivatives (IAS 39 qualifying hedges or economic hedges)
except derivatives related to macro hedges shown separately. Details of the effect of derivatives are provided in section 19.3.

	December 31, 2008
(in Euro million)	Cost before impairment and revaluation to fair value(a)	Impairment	Cost after impairment but before revaluation to fair value(b)	Revaluation to fair value	Carrying value
Debt securities available for sale	260,469	(1,389)	259,080	279	259,359
Debt securities (at cost) that are not quoted in an active market	1,212	-	1,212	-	1,212
Debt securities	261,681	(1,389)	260,292	279	260,572
Equity securities available for sale	20,287	(5,019)	15,268	4,159	19,427
Non controlled investment funds available for sale	6,060	(834)	5,226	186	5,412
Loans held to maturity	-	-	-	-	-
Loans available for sale	1,130	(6)	1,124	(317)	807
Mortgage loans	13,762	(9)	13,752	-	13,752
Other loans(c)	12,008	(51)	11,957	60	12,017
Loans	26,899	(66)	26,833	(257)	26,576
TOTAL	314,927	(7,307)	307,620	4,367	311,987

(a) Asset value including impact of discounts/premiums and accrued interests, but before impairment and revaluation to fair value of assets available for sale.

(b) Asset value including impairment, discounts/premiums and accrued interests, but before revaluation to fair value of assets available for sale.

(c)  Including policy loans.

(d)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

296       2008 ANNUAL REPORT

	December 31, 2007					December 31,2006 Restated(d)
Cost before impairment and revaluation to fair value(a)	Impairment	Cost after impairment but before revaluation to fair value(b)	Revaluation to fair value	Carrying value	Cost before impairment and revaluation to fair value(a)	Impairment	Cost after impairment but before revaluation to fair value(b)	Revaluation to fair value	Carrying value
248,507	(373)	248,133	(1,433)	246,701	240,998	(138)	240,860	6,043	246,903
-	-	-	-	-	11	-	11	-	11
248,507	(373)	248,134	(1,433)	246,701	241,009	(138)	240,871	6,043	246,915
29,287	(2,307)	26,980	8,916	35,896	30,393	(2,504)	27,890	10,447	38,337
3,352	(97)	3,254	337	3,591	4,497	(77)	4,420	405	4,825
-	-	-	-	-	-	-	-	-	-
1,014	-	1,014	(46)	968	845	-	845	5	850
12,831	(13)	12,818	-	12,818	13,115	(24)	13,092	-	13,092
11,546	(53)	11,493	23	11,515	15,248	(75)	15,173	(3)	15,170
25,391	(66)	25,325	(23)	25,301	29,208	(99)	29,109	2	29,111
306,536	(2,843)	303,693	7,796	311,489	305,107	(2,817)	302,290	16,898	319,188

9.8.2. Change in impairment on invested assets (excluding investment properties)

(in Euro million)	January 1, 2008	Increase for the period	Write back following sale or reimbursement	Write back following recovery in value	Other(a)	December 31, 2008
Impairment - debt securities	373	1,193	(142)	(59)	23	1,389
Impairment - equity securities	2,307	3,719	(1,146)	-	139	5,019
Impairment - non controlled investment funds	97	723	(61)	-	75	834
Impairment- loans	66	18	(6)	(11)	-	66
TOTAL	2,843	5,652	(1,354)	(71)	237	7,307

(a) Changes in the scope of consolidation and impact of changes in exchange rates.

(in Euro million)	January 1, 2007	Increase for the period	Write back following sale or reimbursement	Write back following recovery in value	Other(a)	December 31, 2007
Impairment - debt securities	138	401	(181)	(4)	19	373
Impairment - equity securities	2,504	465	(511)	-	(151)	2,307
Impairment - non controlled investment funds	77	38	(24)	-	7	97
Impairment- loans	99	8	(39)	(15)	14	66
TOTAL	2,817	911	(755)	(19)	(112)	2,843

(a) Changes in the scope of consolidation and impact of changes in exchange rates.

(in Euro million)	January 1, 2006	Increase for the period(b)	Write back following sale or reimbursement(b)	Write back following recovery in value	Other(a)(b)	December 31, 2006
Impairment - debt securities	126	79	(39)	(1)	(28)	138
Impairment - equity securities	3,210	143	(699)	-	(150)	2,504
Impairment - non controlled investment funds	118	5	(42)	-	(3)	77
Impairment- loans	105	26	(11)	(21)	-	99
TOTAL	3,558	253	(791)	(22)	(180)	2,817

(a)  Changes in the scope of consolidation and impact of changes in exchange rates.

(b) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

9.9. FINANCIAL ASSETS RECOGNIZED AT FAIR VALUE

9.9.1. Fair value measurement

a) Active market: quoted price

The Group applies the IAS 39 fair value hierarchy as described below for both assets measured at fair value (and assets at cost for which fair value is disclosed in the previous notes).

Fair values of financial assets traded on active markets are determined using quoted market prices when available. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm's length basis between a willing seller and a willing buyer. For assets traded in active markets, quotes received from external pricing services represent consensus prices.

The amount of assets for which fair value is determined in whole directly by reference to an active market is disclosed in column (1)
of the table shown below in section 9.9.2.

b) Active versus inactive markets

Equity securities quoted on exchange traded developed markets and bonds actively traded on liquid markets for which prices are regularly provided by external pricing services that represent consensus with limited dispersion and for which quotes are readily available are generally considered as being quoted in an active market. Liquidity may be defined as the possibility to sell or dispose of the asset in the ordinary course of business within a certain limited time period at approximately the price at which the investment is valued. Liquidity for debt instruments is assessed using a multi criteria approach including the number of quotes available, the place of issuance and the evolution of the widening of bid ask spreads.

298        2008 ANNUAL REPORT

A financial instrument is regarded as not quoted in an active market if there is little observation of transaction prices as an inherent characteristic of the instrument, when there is a significant decline in the volume and level of trading activity, in case of significant illiquidity or if observable prices can not be considered as representing fair value because of dislocated market conditions.
Characteristics of inactive markets can therefore be very different in nature, inherent to the instrument or be indicative of a change in the conditions prevailing in certain markets.

c) Assets not quoted in an active market

The fair values of financial instruments that are not traded in an active market are estimated:

•   using external and independent pricing services, or

•   using valuation techniques.

The amount of assets which are not traded in an active market is disclosed in column (2) of the table shown below in section 9.9.2.

•  No active market: use of external pricing services

External pricing services may be fund asset managers in the case of non consolidated investments in funds or brokers. To the extent possible, the Group collects quotes from external pricing providers as inputs to measure the fair value of assets held. Prices received may form tight clusters or dispersed quotes which may then lead to the use of valuation techniques. The dispersion of quotes received may be an indication of the large range of assumptions used by external pricing providers given the limited number of transactions to be observed or reflect the existence of distress transactions. In addition, given current market conditions and the complete inactivity of some markets, many financial institutions closed their desks dedicated to structured assets deals and are no longer in a position of delivering meaningful quotes.

•  No active market: use of valuation techniques

Valuation techniques are subjective in nature and significant judgment is involved in establishing fair values for financial assets. They include recent arm's length transactions between knowledgeable willing parties on similar assets if available and representative of fair value and involve various assumptions regarding the underlying price, yield curve, correlations, volatility, default rates and other factors. Unlisted equity securities are based on cross checks using different methodologies such as discounted cash flows techniques, price earning ratios multiples, adjusted net asset values, taking into account recent transactions on instruments which are substantially the same if concluded at arm's length between knowledgeable willing parties, if any. The use of valuation techniques and assumptions could produce different estimates of fair value. However, valuations are determined using generally accepted models (discounted cash flows, Black&Scholes models, etc.) based on quoted market prices for similar instruments or underlyings (index, credit spread, etc.) whenever such directly observable data are available and valuations are adjusted for liquidity and credit risk.

Valuation techniques may be used when there is little observation of transaction prices as an inherent characteristic of the market, when quotes made available by external pricing providers are too dispersed or when market conditions are so dislocated that observed data can not be used or need significant adjustments. Internal mark to model valuations are therefore normal market practices for certain assets inherently scarcely traded or exceptional processes implemented due to specific market conditions.

•  Use of valuation techniques in dislocated markets

The dislocation of certain markets may be evidenced by various factors, such as very large widening of bid ask spreads which maybe helpful indicators in understanding whether market participants are willing to transact, wide dispersion in the prices of the small number of current transactions, varying prices over time or among market participants, inexistence of secondary markets, disappearance of primary markets, closing down of dedicated desks in financial institutions, distress and forced transactions motivated by strong needs of liquidity or other difficult financial conditions implying the necessity to dispose of assets immediately with insufficient time to market the assets to be sold, and large bulk sales to exit such markets at all costs that may involve side arrangements (such as sellers providing finance for a sale to a buyer). Transactions do not meet the definition of a forced or distress sale if the seller had a reasonable amount of time to market the assets or there were a number of parties competing to buy. However, in an inactive market, a transaction price for the same instrument might not represent fair value if the transaction involved a seller that needed to sell the assets and there was one or very few buyers.

In such cases, the Group uses valuation techniques including observable data whenever possible and relevant, adjusted if needed to develop the best estimate of fair value, including adequate risk premium or develops a valuation model based on unobservable data representing estimates of assumptions that willing market participants would use when prices are not current, relevant or available without undue costs and efforts: in inactive markets, transactions may be inputs when measuring fair value, but would likely not be determinative and unobservable data may be more appropriate than observable inputs. The objective of these models is to arrive at the price at which an orderly transaction would take place between market participants (a willing buyer and a willing seller) at the measurement date.

For those assets for which the Group used mark to model valuations because of dislocated market conditions, sensitivities are disclosed in section 9.9.2 below, even when such techniques are based on a majority of observable inputs.

9.9.2. Financial assets recognized at fair value excluding derivatives

Amounts presented exclude the impact of all derivatives (set out in Notes 19.3 and 19.5) and investment funds accounted for using the equity method. Investment funds accounted for using the equity method represented assets of €1,192 million at December 31,
2008 (€1,160 million at December 31, 2007 and €1,294 million at December 31, 2006).
The breakdown by valuation method of financial assets recognized at fair value is as follows:

	December 31,2008			December 31, 2007			December 31,2006
(in Euro million)	Fair value determined directly by reference to an active market (1)	Fair value assets not quoted in an active market/No active market (2)	TOTAL	Fair value determined directly by reference to an active market (1)	Fair value assets not quoted in an active market/No active market (2)	TOTAL	Fair value determined directly by reference to an active market (1)	Fair value assets not quoted in an active market/No active market (2)	TOTAL
Debt securities	149,419	109,214	258,633	207,030	39,123	246,153	208,638	38,659	247,297
Equity securities	14,090	2,136	16,226	32,075	3,723	35,799	34,961	3,544	38,505
Non controlled investment funds	2,387	3,026	5,413	2,182	1,406	3,588	3,662	1,157	4,819
Loans	595	198	792	5	963	968	792	53	845
Financial investments and loans available for sale	166,491	114,574	281,065	241,292	45,215	286,508	248,053	43,413	291,467
Investments in real estate properties	193	2,204	2,398	2,667	1,469	4,137	4,800	1,172	5,972
Debt securities	15,608	28,910	44,518	44,288	11,639	55,927	45,248	4,458	49,706
Equity securities	7,804	2,911	10,715	14,435	5,158	19,593	18,461	3,737	22,198
Non controlled investment funds	464	584	1,049	436	798	1,234	315	866	1,182
Other assets held by controlled investment funds designated as at fair value through profit or loss	2,143	4,143	6,286	2,152	2,366	4,518	1,738	1,407	3,145
Loans	-	45	45	-	40	40	82	3,111	3,194
Financial investments and loans designated as at fair value through profit or loss	26,213	38,798	65,011	63,978	21,471	85,448	70,645	14,751	85,397
Debt securities	628	513	1,141	723	442	1,165	582	662	1,244
Equity securities	202	5	207	452	-	452	474	-	474
Non controlled investment funds	106	41	147	118	25	143	109	4	113
Loans	7	-	7	77	-	77	227	-	227
Financial investments and loans held for trading	944	559	1,502	1,369	467	1,836	1,392	666	2,057
TOTAL FINANCIAL INVESTMENTS AND LOANS ACCOUNTED FOR AT FAIR VALUE	193,648	153,930	347,578	306,639	67,153	373,792	320,090	58,830	378,920

N.B.: This table excludes assets backing contracts where the financial risk is borne by policyholders.

Methods applied to determine the fair value of held assets measured at fair value in the financial statements are described in section 9.9.1 above. The group applies the IAS39 fair value hierarchy.

Assets classification

Fair values determined in whole directly by reference to an active market (column (1)) relate to prices which are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm's length basis, i.e. the market is still active.

Fair values for assets not quoted in an active market/No active market (column (2)) include:

•  values provided at the request of the Group by pricing services and which are not readily publicly available or values provided by external parties which are readily available but relate to assets for which the market is not always active, and

•  assets measured on the basis of valuation techniques including a varying degree of assumptions supported by market transactions and observable data.

a) Fair values determined in whole directly by reference to an active market (column (1))

Most of the equity securities traded on exchange markets, government bonds, government related bonds and corporate bonds were previously (years ending at December 31, 2006 and 2007 shown above) considered as quoted in an active market, with quotes or consensus prices readily available. Quotes provided by external pricing services are presented in column (1) if readily regularly and publicly available and if related markets are considered as active. Brokers and vendors quotes are presented in column (2) if there is no active market due to the inherent characteristic of the instrument or if the market is no longer active. As at December 31, 2008, a significant portion of bonds (mainly corporate bonds), although still measured using the same valuation

300        2008 ANNUAL REPORT

sources (mainly quotes from external pricing providers) were no longer considered to be quoted in an active market and were therefore presented in column (2) because of the increasing illiquidity of such markets leading to markets which were no longer active. Liquidity for debt instruments is assessed using a multi criteria approach including the number of quotes available, the place of issuance of such instruments and the evolution of the widening of bid ask spreads.

b) Fair values of assets not quoted in an active market - no active markets (column (2))

Amounts presented in column (2) represent a variety of circumstances. A financial instrument is regarded as not quoted in an active market if there is little observation of transaction prices as an inherent characteristic of the instrument, when there is a significant decline in the volume and level of trading activity, in case of significant illiquidity or if observable prices can not be considered as representing fair value because of dislocated market conditions. Characteristics of inactive markets can therefore be very different in nature, inherent to the instrument or be indicative of a change in the conditions prevailing in certain markets.

Among amounts presented in column (2), fair values determined in whole or in part using a valuation technique based on assumptions that are not supported by a majority of prices from observable current market transactions in the same instrument or a majority of available observable market data represented as at December 31, 2008 less than 3.4% (2.2%1 as at December 2007)
of financial invested assets held by the Group excluding assets backing contracts where the financial risk is borne by policyholders
(including an estimation of the extent to which external quotes on inactive markets are based on observable data).

Assets such as certain unquoted debt instruments, instruments issued on private markets such as private equity securities or private loans were always considered as not quoted in active markets as an inherent characteristic of these investments and were included in column (2) in all periods presented. Valuations are based either on external pricing providers or internal models using techniques commonly used by market participants. Valuation teams make the maximum use of current transaction prices if any and observable data but some of the underlying sectors to which the investment relate may be so particular that significant adjustments are performed or unobservable data are used. Private equity funds of funds are measured on the basis of the latest
Net Asset Values of funds provided to the Group.

As mentioned in 9.9.2.(a), many corporate bonds held by the Group were presented in column (2) as at December 31, 2008 as opposed to December 31, 2007 and 2006 because of the significant illiquidity of such markets at the end of the period. Valuation sources were however unchanged, even if market participants recognize that available quotes include more than expected credit defaults and an adequate associated risk premium, i.e. such prices/spreads reflect liquidity premiums in excess of credit risks and funding costs associated with the inherent characteristics of the instruments.

A significant portion of ABS (Asset Backed Securities) and CDOs (Collaterized Debt Obligations) held by the Group were transferred to column (2) as at December 2007 when markets became no longer active while still measured using the same valuation approaches (mainly external valuations and indices). As at December 31, 2008, the turmoil reached a further point of dislocation.
Many financial institutions closed their desks dedicated to structured assets deals and were no longer in a position of delivering meaningful quotes with the appropriate knowledge and dedication at the end of year 2008. The lack of activity with very few prices representing arm's length transactions between willing market participants restricted the possibility and the relevance to refer to the very limited number of observed deals. As a result, more valuation techniques were introduced at year end based on a maximum use of observable inputs whenever possible.

Such models incorporate factors that market participants would consider in setting a price and are consistent with accepted economic methodologies for pricing financial instruments. They were applied except when the uncertainty surrounding valuation was assessed as being too significant to exercise an adequate judgment in setting the appropriate risk margins (in which case assets remained measured on the basis of available quotes). For the purpose of the modeling, ABS and CDOs were ranked according to their underlying risks characteristics such as their underwriting and origination year for example to determine the appropriate set of assumptions to be used, giving consideration to market conditions in pricing these instruments. Cash flows were developed based on current observable inputs reflecting the credit metrics of each type of underlying assets: for example weighted average rating factors - WARF - provided by rating agencies, historical default rates or third parties credit defaults studies, with loss severity assumptions and recovery lag, adjusted with adequate risk margins to reflect the uncertainty related to these inputs and the historical dimension of some of these data. Risk adjusted discount rates have been based on interest rates and discount margins derived from observations of implied rates of return adjusted considering the current evolution of available quotes which reflect spreads widening due to increased liquidity risks. The objective of these models is to arrive at the price at which an orderly transaction would take place between market participants (a willing buyer and a willing seller) at the measurement date.

For ABS and CDOs measured as at December 31, 2008 using the valuation techniques described above (€7,787 million):

•   using alternative credit risks assumptions higher by 25% would impact net income by €-4.4 million, net of tax and policyholders'
participation related adjustments, and the Statement of Recognized Income and Expenses (SoRIE) by €-13.8 million net of tax and policyholders' participation related adjustments;

•   using alternative discount margins higher by 25% would impact net income by €-56.2 million, net of tax and policyholders'
participation related adjustments, and the Statement of Recognized Income and Expenses (SoRIE) by €-86.8 million, net of tax and policyholders' participation related adjustments.

(1) Restated in 2008 in comparison with 2007 in order to take into account a change in the way the amount of such assets based on a limited number of observable data was estimated: at the end of 2008, the two proportions disclosed for 2008 and 2007 are based on an estimation of the weight of observable data used by external pricing services when setting their quotes, while such estimated look though exercize was not performed at the date of issuance of December 31, 2007 financial statements.

9.10. INVESTMENTS BACKING CONTRACTS WHERE THE FINANCIAL RISK IS
BORNE BY POLICYHOLDERS

		Fair Value (a)
(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006
Investment properties	2,350	3,733	3,957
Equity securities & non controlled investment funds	103,698	155,397	148,286
Debt securities	20,258	15,321	14,368
Others	5,684	8,377	9,951
Total Insurance activities	131,990	182,827	176,562

(a) Fair value equals carrying value.

These investments (including investment properties) are measured at fair value through profit or loss. Financial assets included in these investments are stated at fair value through profit or loss under the fair value option.

As described in Note 4 (Management of financial and insurance risks), the financial risk associated with these contracts is borne by policyholders, except for contracts that offer some investment-related guarantees.

302        2008 ANNUAL REPORT

NOTE 10 > INVESTMENTS IN ASSOCIATES CONSOLIDATED
BY EQUITY METHOD

	2008
(in Euro million)	January 1	Acquisitions & disposals	Contribution to net income	Currency translation impact	Other changes (a)	December 31
Kyobo AXA Investment Managers Company Limited	-	24	1	(2)	-	22
AXA Insurance Holding Japan	-	19	(3)	4	-	19
Aragon AG	-	40	-	-	-	40
Neuflize Vie (previously NSM Vie)	-	-	4	-	89	93
Reso Garantia	-	800	-	(107)	(2)	692
AXA Mandiri Financial Services	8	-	5	(2)	(3)	8
Argovie	27	-	2	-	(2)	26
Banque de Marchés et d'Arbitrage	7	-	2	-	(7)	1
AXA Asia Pacific Holdings associates	20	1	6	(3)	(7)	17
Roland Rechtsschutz Versicherung AG	27	-	5	-	(2)	30
Krungthai AXA Life Insurance Company Ltd	18	-	6	2	(4)	22
Philippines AXA Life Insurance Corporation	14	-	4	(1)	-	17
Other	27	(1)	(9)	-	13	30
TOTAL	147	884	21	(109)	76	1,018
(a) Includes dividend distributions and changes in consolidation method.

In 2008, "other changes" notably included:

•  The capital increase (€23 million) and the change in consolidation method (€66 million) of Neuflize Vie (previously NSM Vie).
This company was proportionately consolidated and is now consolidated by equity method;

•  The capital increase of AXA Minmetals (€11 million), included in the line "Other";

•  The capital reduction of Banque de Marchés et d Arbitrage (€-6 million).

In 2008, "Acquisitions & disposals" notably included:

•   Reso Garantia, with a goodwill of €588 million at December 31, 2008 and a Property & Casualty renewals intangible of
€20 million;

•   Kyobo AXA Investment Managers Company Limited, with a goodwill of €7 million at December 31, 2008.

	2007
(in Euro million)	January 1	Acquisitions & disposals	Contribution to net income	Currency t ranslation impact	Other changes (a)	December 31
AXA Affin General Insurance Berhad	29	-	-	-	(29)	-
Pt AXA Mandiri Financial Services	6	-	4	(1)	(1)	8
Argovie	27	-	2	-	(2)	27
Banque de Marchés et d'Arbitrage	7	-	-	-	-	7
AXA Asia Pacific Holdings associates	14	2	9	-	(5)	20
Roland Rechtsschutz Versicherung AG	25	-	5	-	(2)	27
Winterthur Life (Hong Kong) Ltd(b)	1	-	-	-	-	-
Krungthai AXA Life Insurance Company Ltd	13	-	3	1	-	18
Philippines AXA Life Insurance Corporation	11	-	5	(1)	-	14
Other	11	3	(14)	-	27	27
TOTAL	144	5	13	(2)	(13)	147

(a)  Includes dividend distributions and changes in consolidation method.

(b)  Following its sale to AXA Asia Pacific Holdings, this entity is now fully consolidated.

In 2007, "other changes" notably included:

•  The change in consolidation method of AXA Affin General Insurance Berhad. This company is now fully consolidated
(€-29 million).

•  The entry in the scope of consolidation of AXA Minmetals at December 31, 2007 (€16 million).

	2006
(in Euro million)	January 1	Acquisitions & disposals	Contribution to net income	Currency translation impact	Other changes (a)	December 31
AXA Affin General Insurance Berhad	-	-	18	-	11	29
Pt AXA Mandiri Financial Services	-	-	2	-	3	6
Argovie	26	-	2	-	(1)	27
Banque de Marchés et d'Arbitrage	11	-	-	-	(4)	7
CFP-Crédit	34	-	-	-	(34)	-
AXA Insurance Investment Holding	41	-	-	-	(41)	-
AXA Asia Pacific Holdings associates	26	(14)	8	-	(6)	14
Parfimmo	24	-	-	-	(24)	-
Roland Rechtsschutz Versicherung AG	24	-	4	-	(2)	25
Winterthur Life (Hong Kong) Ltd. (b)	-	1	-	-	-	1
Krungthai AXA Life Insurance Company Ltd	-	-	(4)	1	16	13
Philippines AXA Life Insurance Corporation	-	-	3	(2)	10	11
Other	23	-	(1)	-	(11)	11
TOTAL	208	(14)	34	(1)	(83)	144

(a)  Includes dividend distributions and changes in consolidation method.

(b)  Following its sale to AXA Asia Pacific Holdings, this entity is now fully consolidated.

In 2006, "other changes" notably included:

•  The merger of associate CFP-Crédit with fully consolidated CFP (€-34 million).

•  The sale of AXA RE (included in the Other items: €-2 million) and Parfimmo in Belgium (€-24 million).

•  The liquidation of AXA Insurance Investment Holding in Singapore (€-41 million).

•  The entries into the scope of consolidation of Krungthai AXA Life Insurance Company Ltd (€16 million), Philippines AXA Life
Insurance Corporation (€10 million), AXA Mandiri Financial Services (€3 million) and AXA Affin General Insurance Berhad in
Asia-Pacific (€11 million).

•  The merger of AXA Asia Pacific Holdings subsidiaries with AXA Bharti and AXA Affin.

In the years ended December 31, 2008, 2007 and 2006, AXA received cash dividends from equity-accounted companies totaling
€3 million, €5 million and €4 million, respectively.

This excludes investment funds and real estate companies consolidated by equity method, which are presented under financial investments.

304        2008 ANNUAL REPORT

NOTE 11 > RECEIVABLES

	December 31, 2008				December 31,2007				December 31, 2006 Restated (b)
(n Euro million)	Gross value	Impairment	Carrying value	Fair value	Gross value	Impairment	Carrying value	Fair value	Carrying value	Fair value
Deposits and Guarantees	1,320	-	1,320	1,320	1,310	-	1,310	1,310	1,078	1,078
Current accounts receivable from other companies	1,111	(12)	1,099	1,099	996	(40)	956	956	839	840
Receivables from policyholders, brokers and general agents	3,762	(307)	3,455	3,455	3,607	(269)	3,338	3,338	3,331	3,330
Premiums earned but not written	1,601	-	1,601	1,601	1,812	-	1,812	1,812	1,895	1,895
Other receivables	5,180	(27)	5,153	5,153	4,747	(24)	4,724	4,724	4,732	4,732
Receivables arising from direct insurance and inward reinsurance operations	12,975	(346)	12,629	12,629	12,473	(333)	12,140	12,140	11,873	11,874
Deposits and Guarantees	97	(4)	92	92	63	-	63	63	15	15
Receivables from reinsurers	992	(85)	907	907	834	(71)	762	762	740	740
Other receivables	153	(5)	148	148	94	(7)	87	87	50	50
Receivables arising from outward reinsurance operations	1,242	(95)	1,148	1,148	991	(79)	913	913	805	805
Receivables arising from banking activities(c)	19,007	(404)	18,604	19,120	17,651	(391)	17,260	17,176	14,063	14,026
Receivables-current tax	2,524	-	2,524	2,524	1,314	-	1,314	1,314	989	990
Receivables relating to investments under lending agreements and equivalent	2,160	-	2,160	2,160	4,462	-	4,462	4,462	4,732	4,732
Others(a)	11,656	(299)	11,357	11,364	11,406	(210)	11,196	11,196	14,187	14,190
Other receivables	35,347	(702)	34,644	35,168	34,833	(601)	34,232	34,148	33,971	33,937
TOTAL RECEIVABLES	49,564	(1,143)	48,421	48,945	48,297	(1,012)	47,285	47,201	46,648	46,615

(a)  Includes separate assets related to employee benefits (see Note 25.2).

(b)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

(c)  At December 31, 2007, carrying value was €84 million higher than fair value on receivables arising from banking activities, mainly due to bank customer loans in Belgium. For these loans, the fair value is an estimation of the exit price in the case of an emergency sale to cover liquidity needs. However, clients have a contractual obligation to reimburse the capital borrowed.

Credit risk exposure, mainly relating to receivables from reinsurers, is covered in Note 4 "Financial and insurance risk management".

NOTE 12 > CASH AND CASH EQUIVALENTS
12.1. CASH AND CASH EQUIVALENTS

(in Euro million)	December 31, 2008 Carrying value(a)	December 31, 2007 Carrying value(a)	December 31, 2006 Carrying value(a)(b)
Arising from insurance activities	25,518	14,211	17,742
Arising from banking activities	265	178	283
Arising from other activities(b)	6,444	4,295	3,144
Cash and cash equivalents	32,227	18,684	21,169

(a)  Fair value is equal to net carrying value.

(b) Includes SPEs and CDOs previously disclosed in the caption "Arising from banking activities".

This table excludes cash held by consolidated investment funds in the "Satellite Investment Portfolio", as defined in section 1.7.2.

Cash and cash equivalents increased by €13,542 million compared to 2007 mainly due to:

•  The US Life & Savings (€+5,724 million) mainly due to cash received on Variable Annuity guarantees (GMxB) derivatives
(€+4,140 million);

•   France Life & Savings (€+1,934 million) due to matured fixed maturities whose cash was not reinvested to maintain a high level of cash;

•  AXA SA (€+1,590 million) as a result of a liquidity risk management adapted to prevailing market conditions and due to margin calls from banks relating to collateral agreements;

•  AXA Japan (€+1,104 million) mainly due to the operating activity (€+843 million) and the foreign currency impact
(€+401 million);

•  AXA MPS (€+690 million) due to the asset relocation between sale of government bonds (€+6,206 million) and purchase of corporate bonds (€-5,191 million).

12.2. CHANGES IN CASH AND CASH EQUIVALENTS

(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006
Cash and cash equivalents as at December 31	32,227	18,684	21,169
Bank overdrafts(a)	(1,415)	(1,493)	(1,338)
Net cash and cash equivalents as at December 31(b)	30,811	17,192	19,831

(a)  Included in "Other debt instruments issued and bank overdrafts".

(b) The "Cash and cash equivalents" balances shown in the statement of consolidated cash flows do not include cash balances of consolidated investment funds from the Satellite Investment Portfolio (see Note 1.7.2). As described in Note 1.20, the "Cash and cash equivalents" item in the statement of consolidated cash flows excludes cash backing contracts where the financial risk is borne by policyholders (unit-linked contracts).

At December 31, 2008, total consolidated net cash and cash equivalents amounted to €30,811 million, net of €1,415 million bank overdrafts classified under "Other debt instrument issued and bank overdrafts" in the consolidated balance sheet (at the end of
2007: €17,192 million cash and cash equivalents, net of €1,493 million of bank overdrafts).

Net cash provided by operating activities totaled €21,319 million in 2008, as compared to €19,413 million in 2007, mainly due to the cash received on GMxB derivatives in the US Life & Savings, partly offset by the unfavorable operating performance in 2008.

Net cash used in investing activities was €7,421 million in 2008 and mainly consisted of:

•   net cash used in the purchase and sale of financial invested assets amounted to €3,760 million;

•  cash used in the purchase of subsidiaries and affiliated companies (net of cash acquired) amounted to €2,273 million and principally consisted of the acquisitions of Seguros ING, SBJ Group and RESO Garantia, and of the minority shareholders'
buyout of AXA OYAK.

Net cash used in investing activities was €18,543 million in 2007 and mainly consisted of:

•   net cash used in the purchase and sale of financial invested assets amounted to €23,153 million;

•   cash used in the purchase of subsidiaries and affiliated companies (net of cash acquired) amounted to €3,275 million principally consisted of the acquisitions of MPS Vita and Danni, Alpha insurance, Thinc Group (renamed Bluefin Advisory Services Limited from December 31, 2008), Venture Preference limited (renamed Bluefin Insurance Group Ltd from December 31, 2008), Kyobo
Auto and ELLA bank;

•   cash received from the disposal of subsidiaries and affiliated companies amounted to €2,735 million and principally consisted of the sale of the Netherlands' operations and Winterthur's US Property & Casualty subsidiary.

306       2008 ANNUAL REPORT

Net cash relating to financing activities totaled €-308 million in 2008 mainly due to:

•   dividends payments of €-2,887 million, partly offset by

•  €2,319 million of net cash related to Group financing, including €2.3 billion issue of commercial paper by the Company.

Net cash relating to financing activities totaled €-3,164 million in 2007 mainly due to:

•   dividends payments of €-2,714 million,

•   a capital reduction of €-1,913 million due to the cancellation of shares acquired under the share buyback program, and

•  €-1,046 million equity instruments repayment (including €-833 million repayment of deeply subordinated debt), partly offset by

•  €+2,547 million equity instruments issued (including €+1,749 million issue of perpetual deeply subordinated notes and an employee share offering for €+552 million).

NOTE 13 > SHAREHOLDERS' EQUITY, MINORITY INTERESTS AND
OTHER EQUITY

13.1. IMPACT OF TRANSACTIONS WITH SHAREHOLDERS

13.1.1. Change in shareholders' equity Group share in 2008

a) Share capital and capital in excess of nominal value

In 2008, the following transactions had an impact on AXA's share capital and capital in excess of nominal value:

•   Employee share offering (November 2008) for €460 million (including €57 million in nominal share capital);

•   Exercise of stock options and share subscription rights for a total of €72 million (including €8 million in nominal share capital).

b) Treasury shares

At December 31, 2008, the Company and its subsidiaries owned approximately 29 million AXA shares, a decrease of 1.6 million shares or €169 million compared to December 31, 2007

At December 31, 2008, the carrying value of treasury shares and related derivatives was €451 million, representing 1.40% of the share capital. This figure included €2.1 million relating to AXA shares held by consolidated mutual funds (0.1 million shares) not used to back contracts where financial risk is borne by policyholders.

This caption also included a €96 million premium paid in 2007 for call options on AXA shares.

At December 31, 2008, 2.6 million treasury shares backing contracts where financial risk is borne by policyholders held in controlled funds were not deducted from shareholders' equity. Their total estimated historical cost was €53 million and their market value
€41 million at the end of December 2008.

c)  Perpetual debt and related financial expenses

As described in paragraph 1.12.2 of the accounting principles, the perpetual deeply subordinated notes issued by the Group do not qualify as liabilities under IFRS.

Subordinated perpetual debt is classified in shareholders' equity at its historical value as regards interest rates and its closing value as regards exchange rates. The corresponding exchange differences are cancelled out through the translation reserve.

In 2008, the change in other reserves was due to €-299 million in interest expense on the deeply subordinated debt, and
€-420 million in exchange rate differences.

308        2008 ANNUAL REPORT

At December 31, 2008, 2007 and 2006, perpetual debt recognized in shareholders' equity broke down as follows:

	December 31, 2008		December 31, 2007		December 31,2006
[in Euro million)	Value of the perpetual debt In currency of Issuance (In million)	Value of the perpetual debt In Euro million	Value of the perpetual debt In currency of Issuance (In million)	Value of the perpetual debt In Euro million	Value of the perpetual debt In currency of Issuance (In million)	Value of the perpetual debt In Euro million
October 29, 2004 - 375 M€ 6%	375	375	375	375	375	375
December 22, 2004 - 250 M€ 6%	250	250	250	250	250	250
January 25, 2005 - 250 M€ 6%	250	250	250	250	250	250
July 6, 2006 -1000 M€ 5.777%	1,000	994	1,000	994	1,000	995
July 6, 2006 - 500 M£ 6.666%	500	520	500	676	500	739
July 6, 2006 - 350 M£ 6.6862%	350	367	350	477	350	521
October 26, 2006 - 600 M$AUD (of which 300M A$ 7.5%)	600	293	600	355	600	356
November 7, 2006 - 150 M A$ 7.5%	150	74	150	89	150	89
December 14, 2006 - 750 M US$ 6.4630%	750	536	750	507	750	567
December 14, 2006 - 750 M US$ 6.3790%	750	536	750	507	750	567
October 5, 2007 - 750 M€ 6.211%	750	746	750	746	-	-
October 16, 2007 - 700 M£ 6.772%	700	732	700	952	-	-
Sub-total Perpetual Deeply Subordinated notes ("TSS")		5,674		6,179		4,709
Perpetual notes - variables rates in €	844	844	844	844	1,404	1,404
Perpetual notes - 3.29% in JPY	27,000	214	27,000	164	27,000	172
Perpetual notes - (of which 500 M US$ at 7.1%) in US$	875	629	875	594	1,275	968
Sub-total Deeply Subordinated notes ("TSDI")		1,687		1,602		2,544
Net Related Financial Expenses		(956)		(657)		(367)
Sub-Total Perpetual debt		6,405		7,124		6,886
Equity component of convertible debt (2017)	95	95	95	95	203	203
TOTAL	-	6,500	-	7,219	-	7,090

Some of these instruments contained the following features:

•   Early redemption clauses (calls) at the Group's option, giving AXA the ability to redeem the principal amount before settlement without penalty on certain dates;

•   Interest rate step-up clauses with effect from a given date.

d) Dividends paid

At the April 22, 2008 shareholders' meeting, shareholders approved a dividend distribution of €2,473 million with respect to the
2007 financial year.

13.1.2. Change in shareholders' equity Group share in 2007

a) Share capital and capital in excess of nominal value

In 2007, the following transactions had an impact on AXA's share capital and capital in excess of nominal value:

•   Capital reduction of €-1,899 million by cancelling shares acquired under the share buyback program (including €-145 million in nominal share capital);

•   Employee share offering (November 2007) for €552 million (including €51 million in nominal share capital); and

•   Exercise of stock options and share subscription rights for a total of €152 million (including €20 million in nominal share capital).

b) Treasury shares

At December 31, 2007, the Company and its subsidiaries owned approximately 31 million AXA shares, an increase of 1 million shares or €99 million compared to December 31, 2006.

During the year, AXA pursued its share purchase program to control dilution arising from share-based compensation and employee Shareplan program, and purchased 70.4 million shares for a total amount of €2,125 million (including "AXA Miles"). Of these €2,125 million, €1,899 million were cancelled by a decrease in share capital.

In addition, AXA paid a €96 million premium for call options on AXA shares with an automatic exercise feature, to fully neutralize the dilutive impact of the 2017 convertible bonds.

At December 31, 2007, the carrying value of treasury shares and related derivatives was €620 million, representing 1.49% of the share capital. This figure included €18 million relating to AXA shares held by consolidated mutual funds (0.9 million shares) not used to back contracts where the financial risk is borne by policyholders.

At December 31, 2007, 2.7 million treasury shares backing contracts where the financial risk is borne by policyholders held in controlled funds were not deducted from shareholders' equity. Their total estimated historical cost was €74 million and their market value €75 million at the end of December 2007

c)  Perpetual debt and related financial expenses

In 2007, the change in other reserves was due to:

(i) a €1,749 million issue of perpetual deeply subordinated note, a €-833 million repayment of deeply subordinated debt, €-289 million in interest expense, and €-388 million in exchange differences. The perpetual deeply subordinated notes were issued to finance the repayment of maturing borrowings, and comprised the following:

• a €750 million perpetual deeply subordinated note placed on October 5, 2007, and

• a £700 million perpetual deeply subordinated note (approximately €1.0 billion) placed on October 16, 2007

(ii) a €109 million decrease in equity component of financial instruments issued: following the decision taken during the meeting of holders of the 2014 AXA convertible bonds to have a final conversion date of the bonds on January 26, 2007 in exchange for a cash payment in respect of the value of the conversion option, the equity component of the bond (i.e. the conversion option), representing an amount of €109 million, has been cancelled as a counterpart to the payment.

d)  Dividends paid

At the May 14, 2007 shareholders' meeting, shareholders approved a dividend distribution of €2,218 million with respect to the
2006 financial year.

13.1.3. Change in shareholders' equity Group share in 2006

a) Share capital and capital in excess of nominal value

In 2006, the following transactions had an impact on AXA's share capital and capital in excess of nominal value:

•  A rights issue with preferential subscription rights made on July 11, 2006 to finance the acquisition of Winterthur for a total amount of €4,091 million (including €477 million in nominal share capital);

•  Employee share offering (November 2006) for €375 million (including €35 million in nominal share capital);

•  Capital reduction of €-305 million by cancelling shares acquired under the share buyback program (including €-26 million in nominal share capital);

•  Exercise of stock options for a total of €131 million (including €19 million in nominal share capital);

•  Conversion of share subscription rights for €8 million (including €1 million in nominal share capital);

•  Other transactions (mainly bond conversions and capital gains on treasury shares) for a total of €7 million.

b) Treasury shares

At December 31, 2006, the Company and its subsidiaries owned approximately 30 million AXA shares, a decrease of €137 million with respect to December 31, 2005. The decrease was mainly due to the exercise of AXA stock options by employees of
AXA Financial, which led to the sale of 6 million treasury shares during the period.

The carrying value of treasury shares and related derivatives was €521 million, representing 1.41% of the share capital. This figure included €43 million relating to AXA shares held by consolidated mutual funds (2.1 million shares) not used to back contracts where the financial risk is borne by policyholders.

At December 31, 2006, 4.1 million treasury shares backing contracts where the financial risk is borne by policyholders held in controlled funds were not deducted from shareholders' equity. Their total estimated historical cost was €121 million and their market value €127 million at the end of December 2006.

c)  Perpetual debt and related financial expenses

In 2006, the change in other reserves was due to a €3,794 million issue of perpetual deeply subordinated notes, €-160 million in interest expense, and €-95 million in foreign exchange differences.

The perpetual deeply subordinated notes were issued to finance the acquisition of Winterthur, and comprised the following:

•  a triple tranche perpetual deeply subordinated notes placed on July 6, 2006 for a total amount of approximately €2.2 billion:
i) €1 billion for the Euro perpetual non call ten years tranche (issued at a spread of 150 basis points over Euribor),

ii) £500 million for the Sterling perpetual non call ten years tranche (issued at a spread of 150 basis points over Libor),
ii) £350 million for the Sterling perpetual non call twenty years (issued at a spread of 175 basis points over Libor);

•  AXA also placed in October 2006 a triple tranche Australian perpetual deeply subordinated note issue for a total amount of
AU$750 million (approximately €0.5 billion);

310        2008 ANNUAL REPORT

• On December 11, 2006 AXA priced a two-tranche perpetual deeply subordinated note issue for a total amount of US$1.5 billion
(approximately €1.1 billion):

i) US$750 million for the US$ perpetual deeply subordinated non call twelve years tranche,
ii) US$750 million for the US$ perpetual deeply subordinated non call thirty years tranche.

d) Dividends paid

The shareholders' meeting of May 4, 2006, approved a dividend payout of €1,647 million in respect of financial year 2005.

13.2. RECOGNIZED INCOME AND EXPENSE FOR THE PERIOD

The statement of recognized income and expense for the period (SoRIE), which is a part of the consolidated statement of shareholders' equity, includes net income for the period, the reserve relating to the change in fair value of available for sale financial instruments, the translation reserve, and actuarial gains and losses on employee benefit obligations.

13.2.1. Recognized income and expense for 2008

a) Reserve related to changes in fair value of available for sale financial instruments included in shareholders'
equity

The change in reserves for unrealized gains and losses on assets available for sale totaled €-5,200 million (net Group share), mainly attributable to the United States (€-1,120 million), Belgium (€-1,064 million), France (€-605 million), the Mediterranean &
Latin American region (€-417 million) and the Company (€-1,099 million).

The reduction in gross unrealized gains and losses on assets available for sale totaled €-6,452 million, mainly due to equity securities (€-7,825 million) resulting from the accelerated market declines in January and September 2008, partly offset by a
€+1,797 million increase from debt securities following the reduction of interest rates and despite corporate spread widening.

The following table shows reconciliation between gross unrealized gains and losses on available for sale financial assets and the corresponding reserve recognized in shareholders' equity:

(in Euro million)	December 31, 2008	December 31, 2007	December 31,2006
Gross unrealized gains and losses(a)	1,250	7,702	17,751
Less unrealized gains and losses attributable to:
Shadow accounting on policyholders' participation(b)	(1,894)	(1,832)	(7,242)
Shadow accounting on Deferred Acquisition Costs(c)	246	(152)	(315)
Shadow accounting on Value of purchased Business In force	(146)	(266)	(394)
Unallocated unrealized gains and losses before tax	(544)	5,452	9,800
Deferred tax	102	(698)	(1,833)
Unrealised gains and loss (net of tax) - Assets available for sale	(441)	4,753	7,966
Unrealised gains and loss (net of tax) - Equity accounted companies	(1)	-	-
Unrealized gains and losses (net of tax) - 100% - Total	(443)	4,753	7,966
Minority interests' share in unrealized gains and losses(d)	35	(48)	(275)
Translation reserves(e)	55	140	71
Unrealized gains and losses (Net Group share)	(353)	4,846	7,763

(a)  Unrealized gains on total available for sale invested assets including loans.

(b)  Including shadow accounting impact on premium deficiency liabilities, after revaluation of available for sale investments

(c)  Net of shadow accounting on unearned revenues and fees reserves.

(d)  Including foreign exchange impact attributable to minority interests.

(e)  Group share.

At the end of 2008, most of the unrealized gains on assets available for sale are observed in the Life & Savings segment, leading to a significant shadow accounting on policyholders' participation, while most of the unrealized losses are observed in other segments, mainly Holdings, leading to a total net unrealized loss position.

The change in reserves relating to changes in fair value of assets in 2008, 2007, and 2006 broke down as follows:

(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006
Unrealized gains and losses (net of tax) 100%, as at January 1	4,753	7,966	8,365
Transfer in the income statement on the period(a)	1,665	(1,309)	(791)
Investments bought in the current accounting period and changes in value	(7,026)	(1,659)	206
Foreign exchange impact	152	(76)	(106)
Change in scope and other changes	20	(166)	292
Unrealized gains and losses (net of tax) 100%, as at December 31	(443)	4,753	7,966

(a) Transfer induced by disposal of financial assets, impairment write-back following reevaluation, or transfer of expenses following impairment charge during the period, and fixed maturity securities discount premium impacts.

b) Translation reserve

The impact of foreign exchange rate movements (€-1,234 million) was mainly due to the United Kingdom (€-1,206 million) and the
Company (€-1,213 million driven by change in fair value of currency hedges set up to hedge net investments in foreign operations), partially offset by Japan (€+890 million), Switzerland (€+537 million) and the United States (€+468 million).

c)  Employee benefits actuarial gains and losses

The main contributors to the €695 million decrease in actuarial gains and losses on employee benefit obligations were the United
States (€-489 million), the United Kingdom (€-122 million).
Additional information on pension benefits is provided in Note 25.2.

13.2.2. Recognized income and expense for 2007

a)  Reserve related to changes in fair value of available for sale financial instruments included in shareholders'
equity

The change in reserves for unrealized gains totaled €-2,917 million (net Group share), mainly relating to France (€-750 million),
Belgium (€-674 million), Germany (€-375 million), the United Kingdom (€-182 million), the United States (€-174 million) and the
Company (€-240 million). The reduction in gross unrealized gains of available for sale financial assets totaled €-10,048 million, mainly due to debt securities (€-8,128 million) following a rise in interest rates during the year, and equity securities (€-1,798 million).

b) Translation reserve

The impact of foreign exchange rate movements (€-1,392 million) was mainly due to the United States (€-1,242 million, principally due to the difference between the 2006 and 2007 closing $/€ exchange rates: $1.32 for €1 at the end of 2006 compared to
$1.47 for €1 at the end of 2007), the United Kingdom (€-470 million), and Japan (€-311 million), partially offset by the change in fair value of currency hedges set up by the Company to hedge net investments in foreign operations (€638 million).

c)  Employee benefits actuarial gains and losses

The main contributors to the €612 million increase in actuarial gains and losses on employee benefit obligations were the United
Kingdom (€+299 million), Germany (€+137 million), the United States (€+53 million) and France (€51 million). Pension liabilities often have longer duration that the assets held. In the 2007 context of rising interest rates and stability of equity markets, pension liabilities declined more that the corresponding assets, leading to a positive impact on Group shareholders' equity.

13.2.3. Recognized income and expense for 2006

a)  Reserve related to changes in fair value of available for sale financial instruments included in shareholders'
equity

The change in reserves for unrealized gains totaled €-349 million (net Group share), mainly relating to the United Kingdom
(€-164 million), the United States (€-137 million) and Japan (€-88 million). The reduction in gross unrealized gains of available for sale financial assets totaled €-4,675 million, and was mainly due to debt securities (€-7,029 million) following a rise in interest rates during the year, partially offset by an increase in unrealized gains on equity securities (€2,393 million).

b) Translation reserve

The impact of exchange rate movements (€-764 million) was mainly attributable to the United States (€-1,218 million, principally due to the difference between the 2006 and 2005 closing $/€ exchange rates: $1.32 for €1 at the end of 2006 compared to
$1.18 for €1 at the end of 2005), Japan (€-291 million) and Canada (€-81 million), partially offset by the change in fair value of currency hedges set up by the Company to hedge net investments in foreign operations (€841 million).

c)  Employee benefits actuarial gains and losses

The main contributors to the €252 million increase in actuarial gains and losses on employee benefit obligations were the United
States (€146 million), Germany (€63 million) and the Netherlands (€16 million).

312        2008 ANNUAL REPORT

13.3. CHANGE IN MINORITY INTERESTS

Under IFRS, minority interests in most investment funds in which the Group invests consist of instruments that holders can redeem at will at fair value, and qualify as a liability rather than shareholders' equity items. Please refer to Note 17 - Debt (other than financing debt). The same is true for puttable instruments held by minority interest holders.

13.3.1. Change in minority interests in 2008

The €-213 million decrease in minority interests to €+3,058 million was mainly due to:

•   dividends paid to minority interests holders for €-427 million;

•   change in the scope of consolidation mainly buy out of minority interests in Turkey (€-82 million) and in Germany (€-30 million), partly offset by the consolidation of AXA Gulf (€+42 million);

•   net income attributable to minority interests for €+313 million.

13.3.2. Change in minority interests in 2007

The €331 million increase in minority interests to €3,272 million was mainly due to:

•   positive net income for the period (€+725 million);

•   changes in the scope of consolidation (€+449 million), mainly due to the acquisition of 50% of MPS Vita and Danni (€+700 million), partly offset by the buyout of minority interests in Morocco (€-256 million);

•   change in translation reserve (€-182 million);

•   other movements (€-608 million), mainly including dividends paid to minority interests (€-544 million).

13.3.3. Change in minority interests in 2006

The €178 million increase in minority interests to €2,940 million was mainly due to:

•   consolidation of Winterthur (€70 million), mainly in Germany (€56 million) and Switzerland (€12 million);

•   changes in the scope of consolidation in other group entities (€-60 million), mainly due to the buyout of minority interests in
AXA Konzern (Germany);

•   change in translation reserve (€-205 million);

•   net income for the period (€673 million);

•   other movements (€-394 million), mainly comprising dividends paid to minority interests (€-440 million).

13.4. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital
(in Euro million, except for number of shares and nominal value)	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders' equity as at January 1, 2008	2,060,753	2.29	4,719	17,363	(716)
Capital	28,404	2.29	65	-	-
Capital in excess of nominal value	-	-	-	370	-
Equity - share based compensation	-	-	-	107	-
Change in scope of consolidation	-	-	-	-	-
Treasury shares	-	-	-	-	169
Equity component of compound financial instruments	-	-	-	-	-
Deeply subordinated debt	-	-	-	-	-
Accrued interests - Deeply subordinated debt	-	-	-	-	-
Other	-	-	-	-	-
Dividends paid	-	-	-	-	-
Impact of transactions with shareholders	28,404	2.29	65	477	169
Reserves relating to changes in fair value through shareholders' equity	_	_	_	_	_
Translation reserves	-	-	-	-	-
Employee benefits actuarial gains and losses through OCI(b)	_	_	_	_	_
Net income of the period(c)	-	-	-	-	-
Total recognized income and expense for the period (SoRIE)	_	_	_	_	_
Shareholders' equity as at December 31, 2008	2,089,157	2.29	4,784	17,840	(547)

NB: amounts are presented net of impacts of shadow accounting and of its effects on policyholders' participation, deferred acquisition costs, and value of business in force.

(a)  Perpetual subordinated debts (TSS, TSDI) and equity components of compounded financial instruments (e.g convertible bonds) (see Note 13.1.1c).

(b) Actuarial gains and losses accrued since opening January 1, 2008.

(c)  Includes €-106 million loss recognized against Other payables. As a reminder, AXA Japan closes its books at the end of September. According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned on the AXA Group, AXA Japan's 2008 accounts were adjusted with the provisional loss from October to December 2008. This adjustment reflects mainly the further increase of the credit spreads during this period.

314       2008 ANNUAL REPORT

	Attributable to shareholders
		Other reserves
Reserves relating to the change in fair value of financial instruments available for sale	Reserves relating to the change in fair value of hedge accounting derivatives (cash flow hedge)	Reserves relating to revaluation of tangible assets	Other(a)	Translation reserves	Undistributed profits and other reserves	Shareholders' Equity Group share	Minority interests
4,846	(11)	4	7,219	(1,478)	13,697	45,642	3,272
-	-	-	-	-	-	65	-
-	-	-	-	-	-	370	-
-	-	-	-	-	-	107	-
-	-	-	-	-	-	-	(9)
-	-	-	-	-	-	169	-
-	-	-	-	-	-	-	-
-	-	-	(420)	-	-	(420)	-
-	-	-	(299)	-	-	(299)	-
-	-	-	-	-	373	373	(376)
-	-	-	-	-	(2,473)	(2,473)	-
-	-	-	(719)	-	(2,100)	(2,108)	(385)
(5,199)	112	_	_	_	_	(5,087)	(86)
-	-	-	-	(1,234)	-	(1,234)	(19)
_	_	_	_	_	(695)	(695)	(36)
-	-	-	"	-	923	923	313
(5,199)	112	_	_	(1,234)	227	(6,094)	172
(353)	100	4	6,500	(2,712)	11,824	37,440	3,058

	Share Capital
(in Euro million, except for number of shares and nominal value)	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders' equity as at January 1, 2007	2,092,888	2.29	4,793	18,398	(521)
Capital	(32,135)	2.29	(74)	-	-
Capital in excess of nominal value	-	-	-	(1,126)	-
Equity - share based compensation	-	-	-	92	-
Change in scope of consolidation	-	-	-	-	-
Treasury shares	-	-	-	-	(195)
Equity component of compound financial instruments	-	-	-	-	-
Deeply subordinated debt	-	-	-	-	-
Accrued interests - Deeply subordinated debt	-	-	-	-	-
Other	-	-	-	-	-
Dividends paid	-	-	-	-	-
Impact of transactions with shareholders	(32,135)	2.29	(74)	(1,035)	(195)
Reserves relating to changes in fair value through shareholders' equity	_	_	_	_	_
Translation reserves	-	-	"	-	-
Employee benefits actuarial gains and losses through OCI(b)	_	_	_	_	_
Net income of the period	-	-	-	-	"
Total recognized income and expense for the period (SoRIE)	_	_	_	_	_
Shareholders' equity as at December 31, 2007	2,060,753	2.29	4,719	17,363	(716)

NB: amounts are presented net of impacts of shadow accounting and of its effects on policyholders' benefit, deferred acquisition costs, and value of business in force.

(a)  Perpetual subordinated debts (TSS, TSDI) and equity components of compounded financial instruments (e.g convertible bonds) (see Note 13.1.1c).

(b) Actuarial gains and losses accrued since opening January 1, 2007.

316       2008 ANNUAL REPORT

	Attributable to shareholders
		Other reserves
Reserves relating to the change in fair value of financial instruments available for sale	Reserves relating to the change in fair value of hedge accounting derivatives (cash flow hedge)	Reserves relating to revaluation of tangible assets	Other(a)	Translation reserves	Undistributed profits and other reserves	Shareholders' Equity Group share	Minority interests
7,763	55	4	7,090	(86)	9,730	47,226	2,940
-	-	-	-	-	-	(74)	-
-	-	-	-	-	-	(1,126)	-
-	-	-	-	-	-	92	-
(36)	-	-	-	(4)	-	(40)	449
-	-	-	-	-	-	(195)	-
-	-	-	(109)	-	-	(109)	-
-	-	-	528	-	-	528	-
-	-	-	(290)	-	-	(290)	-
-	-	-	-	-	(93)	(93)	(608)
-	-	-	-	-	(2,218)	(2,218)	-
(36)	-	-	129	(4)	(2,312)	(3,526)	(159)
(2,880)	(67)	_	_		_	(2,947)	(69)
-	-	-	-	(1,388)	-	(1,388)	(182)
_	_	_	_	_	612	612	16
-	-	-	-	-	5,666	5,666	725
(2,880)	(67)	_	_	(1,388)	6,278	1,942	490
4,846	(11)	4	7,219	(1,478)	13,697	45,642	3,272

	Share Capital
(in Euro million, except for number of shares and nominal value)	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders' equity as at January 1, 2006	1,871,605	2.29	4,286	14,492	(658)
Capital	221,283	2.29	507	-	-
Capital in excess of nominal value	-	-	-	3,800	-
Equity - share based compensation	-	-	-	106	-
Change in scope of consolidation	-	-	-	-	-
Treasury shares	-	-	-	-	137
Equity component of compound financial instruments	-	-	-	-	-
Deeply subordinated debt	-	-	-	-	-
Accrued interests - Deeply subordinated debt	-	-	-	-	-
Other	-	-	-	-	-
Dividends paid	-	-	-	-	-
Impact of transactions with shareholders	221,283	2.29	507	3,906	137
Reserves relating to changes in fair value through shareholders' equity	_	_	_	_	_
Translation reserves	-	-	-	-	-
Employee benefits actuarial gains and losses through OCI(b)	_	_	_	_	_
Net income of the period			-	-	-
Total recognized income and expense for the period (SoRIE)	_	_	_	_	_
Shareholders' equity as at December 31, 2006	2,092,888	2.29	4,793	18,398	(521)

NB: amounts are presented net of impacts of shadow accounting and of its effects on policyholders' benefit, deferred acquisition costs, and value of business in force.

(a)  Perpetual subordinated debt (TSS, TSDI) and equity components of compounded financial instruments (e.g convertible bonds) (see Note 13.1.1c).

(b) Actuarial gains and losses accrued since opening January 1, 2006.

318       2008 ANNUAL REPORT

	Attributable to shareholders
		Other reserves
Reserves relating to the change in fair value of financial instruments available for sale	Reserves relating to the change in fair value of hedge accounting derivatives (cash flow hedge)	Reserves relating to revaluation of tangible assets	Other(a)	Translation reserves	Undistributed profits and other reserves	Shareholders' Equity Group share	Minority interests
8,111	75	3	3,550	681	5,985	36,525	2,763
-	-	-	-	-	-	507	-
-	-	-	-	-	-	3,800	-
-	-	-	-	-	-	106	-
7	-	-	-	-	-	7	11
-	-	-	-	-	-	137	-
-	-	-	-	-	-	-	-
-	-	-	3,699	-	-	3,699	-
-	-	-	(160)	-	-	(160)	-
-	-	-	-	(2)	55	53	(394)
-	-	-	-	-	(1,647)	(1,647)	-
7	-	-	3,539	(2)	(1,592)	6,502	(383)
(355)	(20)	_	_	_	_	(375)	84
-	-	-	-	(764)	-	(764)	(205)
_	_	_	_	_	252	252	8
-	-	-	-	-	5,085	5,085	673
(355)	(20)	_	_	(764)	5,337	4,198	560
7,763	55	4	7,090	(86)	9,730	47,226	2,940

NOTE 14 > LIABILITIES ARISING FROM INSURANCE AND INVESTMENT
CONTRACTS

14.1. LIABILITIES ARISING FROM INSURANCE CONTRACTS (GROSS AND
REINSURERS' SHARE)

Liabilities arising from insurance contracts, including those where the financial risk is borne by policyholders, were split by segment as follows:

	December 31,2008
(in Euro million)	Life & Savings	Property & Casualty	International Insurance	Total
Future policy benefit reserves Life & Savings	258,302	-	804	259,105
Unearned premium reserves	306	8,547	513	9,366
Claim reserves(b)	9,980	34,691	9,614	54,285
Of which IBNR(e)	3,228	6,547	4,008	13,783
Liability adequacy test reserves	-	-	-	-
Other reserves(c)	3,627	4,118	54	7,800
Liabilities arising from insurance contracts	272,215	47,356	10,985	330,555
Of which measured at current market assumptions(d)	6,377	-	46	6,423
Future policy benefit reserves	85,806	-	-	85,806
Claim reserves(b|	59	-	-	59
Of which IBNR(e)	1	-	-	1
Other reserves	50	-	-	50
Liabilities arising from insurance contracts where the financial risk is borne by policyholders	85,916	_	_	85,916
Of which measured at current market assumptions(d)	1	-	-	1

Reinsurers' share in future policy benefit reserves	4,941	-	5	4,946
Reinsurers' share in unearned premium reserves	3	400	164	567
Reinsurers' share in claim reserves(b)	529	1,988	3,418	5,935
Of which IBNR(e)	768	313	381	862
Reinsurers' share in other reserves	236	(7)	-	229
Reinsurers' share in liabilities arising from insurance contracts	5,710	2,381	3,586	11,677
Of which measured at current market assumptions(d)	-	-	-	-
Reinsurers' share in future policy benefit reserves	13	-	-	13
Reinsurers' share in claim reserves(b)	-	-	-	-
Of which IBNR(e)	-	-	-	-
Reinsurers' share in other reserves	-	-	-	-
Reinsurers share in liabilities arising from insurance contracts where the financial risk is borne by policyholders	13	_	_	13
Of which measured at current market assumptions(d)	11	-	-	11
TOTAL LIABILITIES ARISING FROM INSURANCE CONTRACTS, NET OF REINSURANCE CEDED	352,407	44,975	7,398	404,780

NB: Liabilities relating to unearned revenues and fees (see Note 7.3), to policyholders' participation (see Note 14.8), and to derivative instruments (see Note 19.4)
are excluded from the table above.

Reinsurer's share in insurance contracts liabilities relating to policyholders participation (€34 million in 2008, €62 million in 2007 and €58 million in 2006).
as well as derivatives instruments (none in 2008, 2007 and 2006) are excluded from the table above.

(a)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

(b)  Includes reserves for claim handling costs.

(c)  Notably includes non-life annuities mathematical reserves.

(d) See Note 1.13.2. - Reserves measured according to the option offered by IFRS 4.24 for selective re-measurement of reserves at current market assumptions.

(e)  For the detail of P&C and International Insurance IBNR, see Note 20.2.4.

320        2008 ANNUAL REPORT

December 31,2007				December 31, 2006 Restated (a)
Life & Savings	Property & Casualty	International Insurance	Total	Life & Savings	Property & Casualty	International Insurance	Total
239,649	-	228	239,877	252,682	-	285	252,967
254	8,239	798	9,291	262	7,762	889	8,913
9,460	34,813	9,860	54,132	9,027	35,039	10,534	54,600
2,729	6,672	4,218	13,620	2,793	6,965	4,275	14,033
-	-	-	-	17	-	-	17
3,329	4,020	61	7,410	3,402	3,410	52	6,864
252,691	47,072	10,946	310,709	265,391	46,210	11,760	323,361
19	-	33	52	(263)	-	57	(205)
113,559	-	-	113,559	108,891	-	-	108,891
76	-	-	76	85	-	-	85
-	-	-	-	7	-	-	7
18	-	-	18	8	-	-	8
113,654	_	_	113,654	108,984	_	_	108,984
-	-	-	-	189	-	-	189

3,994	-	6	4,000	4,217	-	11	4,228
6	317	472	795	5	215	554	775
455	1,964	3,861	6,280	442	1,964	4,348	6,754
174	279	1,345	1,798	154	267	1,424	1,844
158	16	-	174	154	27	-	181
4,613	2,298	4,340	11,250	4,818	2,206	4,913	11,937
-	-	-	-	-	-	-	-
18	-	-	18	20	-	-	20
-	-	-	-	2	-	-	2
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
18	_	_	18	22	_	_	22
11	-	-	11	10	-	-	10
361,715	44,774	6,607	413,095	369,534	44,004	6,848	420,386

At the end of 2008, insurance liabilities relating to UK with-profit insurance contracts excluding the FFA (Fund for Future Appropriation)
were €12,122 million versus €17,761 million at the end of 2007, and €20,358 million at the end of 2006.

14.2. LIABILITIES ARISING FROM INVESTMENT CONTRACTS
(GROSS AND REINSURERS' SHARE)

The following table shows a segmental breakdown of liabilities arising from investment contracts, including those where the financial risk is borne by policyholders:

	December 31 ,2008
(in Euro million)	Life & Savings	Total investment contracts
Future policy benefit reserves	37,839	37,839
Unearned premium reserves	-	-
Claim reserves(b)	235	235
Liability adequacy test reserves	-	-
Other reserves	7	7
Liabilities arising from investment contracts with discretionary participating features	38,081	38,081
Of which measured at current market assumptions(c)	-	-
Future policy benefit reserves	1,245	1,245
Claim reserves(b)	45	45
Other reserves	5	5
Liabilities arising from investment contracts with no discretionary participating features	1,295	1,295
Future policy benefit reserves	46,436	46,436
Claim reserves(b)	15	15
Other reserves	70	70
Liabilities arising from investment contracts where the financial risk is borne by policyholders	46,520	46,520

Reinsurers' share in future policy benefit reserves	15	15
Reinsurers' share in unearned premium reserves	-	-
Reinsurers' share in claim reserves(b)	-	-
Reinsurers' share in other reserves	-	-
Reinsurers' share in liabilities arising from investment contracts with discretionary participating features	15	15
Of which measured at current market assumptions(c)	-	-
Reinsurers' share in future policy benefit reserves	-	-
Reinsurers' share in claim reserves(b)	-	-
Reinsurers' share in other reserves	-	-
Reinsurers share in liabilities arising from investment contracts with no discretionary participating features	_	_
Reinsurers' share in future policy benefit reserves	6	6
Reinsurers' share in claim reserves(b)	-	-
Reinsurers' share in other reserves	-	-
Reinsurers share in liabilities arising from investment contracts where the financial risk is borne by policyholders	6	6
TOTAL LIABILITIES ARISING FROM INVESTMENT CONTRACTS - NET OF REINSURANCE CEDED	85,876	85,876

NB: Liabilities relating to unearned revenues and fees (see Note 7.3), to policyholders' bonuses (see Note 14.8), and to derivative instruments (see Note 19.4)
are excluded from the table above.

Reinsurance's share in investments contracts liabilities relating to policyholders participation (none in 2008, 2007, and 2006), as well as derivatives instruments
(none in 2008, 2007, and 2006) are excluded from the table above.

(a)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

(b)  Includes reserves for claim handling costs.

(c)  See Note 1.13.2. - Reserves measured according to the option opened by IFRS 4.24 for selective re-measurement of reserves at current market assumptions.

At the end of 2008, investment liabilities relating to UK with-profit investment contracts excluding the FFA (Fund for Future
Appropriation) were €5,374 million versus €8,515 million at the end of 2007, and €10,323 million at the end of 2006.

322        2008 ANNUAL REPORT

December 31, 2007		December 31,2006 Restated(a)
Life & Savings	Total investment contracts	Life & Savings	International Insurance	Total investment contracts
39,906	39,906	32,456	-	32,456
-	-	-	-	-
208	208	143	-	143
-	-	-	-	-
7	7	6	-	6
40,121	40,121	32,606	_	32,606
-	-	-	-	-
1,350	1,350	1,120	-	1,120
98	98	1	-	1
5	5	-	-	-
1,452	1,452	1,121	_	1,121
69,472	69,472	66,927	541	67,467
15	15	25	3	27
100	100	178	-	178
69,587	69,587	67,129	543	67,673

13	13	12	-	12
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-
13	13	12	_	12
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-
_	_	_	_	_
9	9	9	-	9
-	-	-	-	-
-	-	-	-	-
9	9	9	_	9
111,138	111,138	100,836	543	101,379

14.3. CHANGE IN CLAIM RESERVES FOR PROPERTY & CASUALTY AND
INTERNATIONAL INSURANCE (INSURANCE CONTRACTS)

14.3.1. Change in gross of reinsurance claim reserves

	2008			2007			2006 Restated (c)(d)
(in Euro million)	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total
Claim reserves as at January 1	33,426	9,598	43,024	33,733	10,275	44,007	25,614	10,366	35,980
Claim handling cost reserves as at January 1	1,387	262	1,649	1,306	259	1,566	988	257	1,245
Gross claim reserves as at January 1(a)	34,813	9,860	44,673	35,039	10,534	45,573	26,602	10,623	37,225
Current year change	17,370	2,101	19,470	16,823	2,203	19,027	12,573	2,018	14,590
Loss reserves development (prior years)	(2,173)	(279)	(2,452)	(1,531)	(157)	(1,687)	(827)	(132)	(959)
Total claim expenses(b)	15,197	1,822	17,019	15,293	2,047	17,339	11,746	1,886	13,631
Claim payments (current year)	(8,206)	(1,214)	(9,421)	(7,552)	(1,182)	(8,734)	(5,462)	(1,622)	(7,083)
Claim payments (prior years)	(7,054)	(1,177)	(8,230)	(6,614)	(1,035)	(7,649)	(5,106)	(1,062)	(6,169)
Claim payments(b)	(15,260)	(2,391)	(17,651)	(14,167)	(2,217)	(16,383)	(10,568)	(2,684)	(13,252)
Change in scope of consolidation and change in accounting method	574	226	801	(919)	(275)	(1,195)	7,359	1,239	8,598
Impact of foreign currency fluctuation	(634)	97	(537)	(432)	(529)	(961)	(99)	(530)	(629)
Claim reserves as at December 31	33,296	9,365	42,661	33,426	9,598	43,024	33,625	10,275	43,899
Claim handling cost reserves as at December 31	1,395	249	1,644	1,387	262	1,649	1,306	259	1,566
Gross claim reserves as at December 31(a)	34,691	9,614	44,305	34,813	9,860	44,673	34,931	10,534	45,465

(a)  Excluding "other policy benefits liabilities" (mainly mathematical annuity reserves), which totaled €3.4 billion in 2006 including €0.5 billion for Winterthur,
€3.3 billion in 2007 and €4.1 billion in 2008.

(b) Excluding claim handling cost reserves.

(c)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

(d) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

14.3.2. Change in reinsurers' share in claim reserves

	2008			2007			2006 Restated (a)
(in Euro million)	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total
Reinsurers' share in claim reserves as at January 1	1,964	3,861	5,825	1,964	4,348	6,312	1,791	2,692	4,483
Reinsurers' share in total claim expenses	510	488	998	573	784	1,357	307	716	1,023
Reinsurers' share in claim payments	(618)	(1,245)	(1,863)	(576)	(1,151)	(1,727)	(356)	1,014	657
Change in scope of consolidation, portfolio transfers and change in accounting principles	199	57	256	22	(44)	(22)	240	144	384
Impact of foreign currency fluctuation	(67)	276	208	(19)	(323)	(341)	(18)	(218)	(236)
Reinsurers' share in claim reserves as at December 31	1,988	3,436	5,424	1,964	3,861	5,825	1,964	4,348	6,312

(a) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

324       2008 ANNUAL REPORT

14.4. CHANGE IN LIABILITIES ARISING FROM INSURANCE AND INVESTMENT
CONTRACTS - LIFE & SAVINGS

14.4.1. Change in liabilities arising from insurance and investment contracts - gross of reinsurance

The table below includes liabilities arising from insurance and investment contracts for the Life & Savings segment, whether or not the risk is borne by policyholders (i.e. including unit-linked business), except unearned revenue and unearned fees reserves, liabilities arising from policyholders' participation and derivative instruments relating to insurance and investment contracts.

	December 31, 2008			December 31, 2007
(in Euro million)	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total
Opening technical reserves(a)	366,345	111,161	477,506	374,374	100,856	475,230
Collected premiums net of loadings on premiums (+)	46,880	13,027	59,907	49,145	13,927	63,073
Surrenders, maturities and other claims and benefits paid net of charges and penalties (-)	(40,910)	(15,740)	(56,650)	(42,418)	(14,200)	(56,618)
Unit-Linked technical reserves value adjustment (+/-)	(32,396)	(9,943)	(42,338)	5,473	3,953	9,426
Change in reserves relating to technical and actuarial items (+/-)(b)	11,393	(322)	11,071	6,533	(55)	6,477
Transfers following technical reserves/ contract reclassification	3	(3)	_	364	(364)	_
Change in scope of consolidation, portfolio transfers and change in accounting principles	(2,096)	1,767	(330)	(8,734)	12,689	3,955
Variation of exchange rate	8,912	(14,051)	(5,139)	(18,393)	(5,644)	(24,037)
Closing technical reserves(a)	358,131	85,896	444,026	366,345	111,161	477,506

(a)  Includes: future policy benefits reserves (including shadow accounting reserves), unearned premium reserves, unexpired risk reserves, claims reserves.
claims expense reserves, other policy benefits reserves. Excludes: unearned revenues and unearned fees reserves, liabilities from policyholders'
participation.

(b)  Notably includes interests credited and policyholders' participation credited to reserves, fees on account balance and investment management fees and change in reserves relating to other technical and actuarial items.

In 2008, changes in the scope of consolidation totaled €-330 million, mainly due to:

•   In France, €-3,297 million corresponding to the change in consolidation method of Neuflize Vie (previously NSM Vie) (equity-
method instead of proportionately consolidated).

•   In Germany, €-234 million corresponding to the continued reduction in AXA Germany's co-insurance share of HÄK-BÄK medical profession pools (€-208 million) and co-insurance share in business with press employees (€-25 million), partly offset by:

•   In Italy, the entry of Quadrifoglio and Open Pension Funds in the scope of consolidation (€2,237 million and €341 million, respectively).

•   In Mexico, the entry of Seguros ING Life in the scope of consolidation (€653 million).

In 2007, changes in the scope of consolidation totaled €3,955 million, mainly due to:

•  The entries in the scope of consolidation of AXA-MPS Vita (€3,664 million insurance liabilities and €12,696 million investment liabilities) and Alpha Insurance (€188 million), partly offset by:

•  The disposal of the Netherlands (€-9,890 million).

•  The transfer of €-2,495 million towards pension liabilities in Switzerland.

•   In Germany, €-337 million corresponding to the continued reduction in AXA Germany's co-insurance share of HÄK-BÄK medical profession pools (€-305 million) and co-insurance share in business with press employees (€-29 million).

14.4.2. Change in reinsurers' share in liabilities arising from insurance and investment contracts

	December 31, 2008			December 31, 2007
(in Euro million)	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total
Opening reinsurers' share in technical reserves(a)	4,630	22	4,653	4,840	20	4,861
Reinsurers' share in collected premiums net of loadings on premiums (+)	983	1	983	937	2	939
Reinsurers' share in surrenders, maturities and other claims and benefits paid net of charges and penalties (-)	(885)		(885)	(863)	(1)	(864)
Reinsurers' share in change in reserves relating to technical and actuarial items (+/-) (b)	938	(3)	936	(11)	1	(10)
Change in scope of consolidation and change in accounting principles	(7)	_	(7)	45	_	45
Variation of exchange rate	64	-	64	(318)	-	(318)
Reinsurers' share in closing technical reserves(a)	5,723	20	5,744	4,630	22	4,653

(a)  Includes: future policy benefits reserves (including shadow accounting reserves), unearned premium reserves, unexpired risk reserves, claims reserves, claims expense reserves, other policy benefits reserves.

Excludes: unearned revenues and unearned fees reserves, liabilities from policyholders' participation.

(b)  Notably includes interests credited and policyholders' participation credited to reserves, fees on account balance and investment management fees and change in reserves relating to other technical and actuarial items.

14.5. LIABILITIES ARISING FROM INVESTMENT CONTRACTS BY
ACCOUNTING METHOD

	Carrying value
(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006 Restated (c)
(Non Unit-Linked) - Liabilities arising from:
Investment contracts with Discretionary Participation Features (DPF) measured according to existing accounting policies(a)(d)	38,081	40,121	32,606
Investment contracts with Discretionary Participation Features (DPF) measured with current assumptions(b)	_	_	_
Investment contract with no Discretionary Participation Features (DPF) measured at amortized cost	1,238	911	510
Investment contract with no Discretionary Participation Features (DPF) measured at fair value	57	541	611
(Unit-Linked) - Liabilities arising from contracts where financial risk is borne by policyholders:
Investment contract with Discretionary Participation Features (DPF) measured according to existing accounting policies(a)(c)	7,840	10,414	11,007
Features in investment contracts with Discretionary Participation Features (DPF) measured with current assumptions(b)	_	_	_
Investment contract with no Discretionary Participation Features (DPF) measured at current unit value (d)	38,680	59,173	56,665
TOTAL LIABILITIES ARISING FROM INVESTMENT CONTRACTS	85,896	111,161	101,399

N.B.: This information is presented net of the impact of derivatives, which is described in Note 19.4.1.

(a)  In accordance with IFRS 4 standards which allow, under certain conditions, to continue to use a previous system of reference to liabilities arising from contracts with discretionary participating features.

(b) See Note 1.13.2. - Reserves measured according to IFRS 4.24 option which allows to evaluate certain portfolios with current assumptions.

(c)  & (d) As unit-linked contracts, they share the same reserves measurement determined on the basis of held assets units fair value ("current unit value").
Only the valuation of related assets is different:

• for unit-linked contracts with a discretionary participating feature (c), an asset representing the deferred acquisition costs is recognized in continuity with French GAAP;

• for unit-linked contracts with no discretionary participating feature (d), an asset representing the rights to future management fees is recognized in accordance with IAS 18 ("DOC") - see section 1.2.5.

(e) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

The recognition of investment contracts with discretionary participating features is subject to IFRS 4, which allows, under certain conditions, the use of accounting principles applied prior to the adoption of IFRS.

326       2008 ANNUAL REPORT

However, these contracts must be treated in accordance with IFRS 7 with regards to the disclosures to be provided in the notes to the financial statements. IFRS 7 requires the reporting of fair value or value ranges for these contracts, unless the Group cannot reliably measure the participating features.

In Phase I, the IAS Board acknowledged the difficulties involved in the recognition and the measurement of discretionary participating features. In addition, the IAS Board has numerous projects underway that could influence the definition of fair value of discretionary participating features. Discussions on these issues are highly complex, and are not yet sufficiently advanced, particularly with regard to projects such as Fair Value measurement and Revenue. Phase II discussions concerning insurance and investment contracts with a discretionary participating features, even if re-activated at the IASB level soon after the issuance of IFRS 4, are still at an early stage. Even though the Phase II Discussion Paper was published in May 2007, there are too many remaining uncertainties and AXA cannot reliably disclose fair value or value ranges for investment contracts with a discretionary participating features.

14.6. LOSS RESERVES DEVELOPMENT TABLE

The loss reserves development table shows movements in loss reserves between 1998 and 2008, based on previously applied accounting standards, in accordance with IFRS 4. All contracts concerned are insurance contracts as defined by IFRS.

The first line entitled "Gross reserves for unpaid claims and claim expenses developed initially at the booking date" represents the loss reserves developed in the balance sheet on the reporting date for the year indicated in the column heading. For example, the amount of €31,168 million appearing in the first line of the table in the 2005 column represents all loss reserves developed in all years of occurrence prior to and including 2005, recognized on the company's balance sheet at December 31, 2005.

The second line entitled "Gross reserves for unpaid claims and claim expenses developed in 2008 adjusted for changes in exchange rates and scope of consolidation" indicates the amount that would have been developed initially at the booking date, had the exchange rates for the current year been used (for reserves recognized by AXA Group entities that do not use the Euro as their functional currency) and assuming an identical scope of consolidation to that used for the last diagonal of the table.

Preparation of the last diagonal reflects the fact that, following the merger of some newly-acquired portfolios with the AXA Group's existing portfolios, it is not always technically possible to distinguish, within payments made in a given year in respect of prior occurrence years, between those relating to the historical portfolio and those relating to the recently-acquired portfolio. In these cases, the merged scope is used to prepare the last diagonal of the table, even in the columns corresponding to years before the one in which the most recent portfolio was acquired.

With effect from the development of loss reserves at end of 2006, however, AXA uses the method which consists in completing each column of the table using the same scope as that used for "Gross reserves for unpaid claims and claim expenses developed initially at the booking date". In practice, therefore, with effect from the 2006 column, the differences between the first and second lines are mainly due to exchange rate impacts and only marginally to changes in scope of consolidation.

Also with effect from year end 2006, IBNR reserves related to construction insurance in France (so called "PSNEM") and the annuity reserves for the Property & Casualty segment have been included in the loss reserve development table for Property &
Casualty and the International Insurance (excluding AXA RE).

The first section of the table entitled "Cumulative payments" shows, for a given column N, the cumulative amount of payments related to years of occurrence prior to and including N, made since December 31 of year N.

The second part of the table entitled "Reserve re-estimated" shows, for a given column N, an estimate of the final cost of liabilities carried at December 31 of year N in respect of all years of occurrence prior to and including N, at each future period end. The final cost estimate varies year on year as information relating to losses still outstanding becomes more reliable.

The surplus (shortfall) of the initial reserve with respect to the re-estimated (gross) final cost for each year represents, for a given year N, the difference between the amount shown in the second line (gross reserves for unpaid claims and claims expenses developed in 2008 adjusted for changes in exchange rates and scope of consolidation) and the amount shown in the final diagonal under "Reserve re-estimated".

a) Loss reserves development table: Property & Casualty and International Insurance (excluding AXA RE)

(in Euro million except percentages)	1998	1999(b)	2000	2001	2002	2003	2004(c)	2005	2006(d)	2007	2008
Gross reserves for unpaid claims and claims expenses developed initially at the booking date(c)	20,941	26,656	26,916	28,636	28,465	27,825	29,128	31,168	41,301	44,020	44,046
Gross reserves for unpaid claims and claims expenses developed in 2008 adjusted for changes in exchange rates and scope of consolidation(c)	21,346	23,000	23,738	25,158	25,716	26,414	27,230	28,598	41,983	43,433	44,046
Cumulative payments at:
One year later	4,745	7,727	6,807	6,715	6,371	6,075	6,180	6,084	7,652	8,312
Two years later	6,818	11,184	10,302	9,900	9,554	9,233	8,871	8,700	11,243
Three years later	9,361	13,474	12,378	12,440	11,846	11,332	10,580	10,314
Four years later	10,632	14,798	14,220	14,140	13,411	12,518	11,590
Five years later	11,384	16,239	15,297	15,410	14,159	13,131
Six years later	12,435	16,554	16,420	15,816	14,414
Seven years later	12,889	17,667	16,646	15,831
Eight years later	13,557	17,742	16,483
Nine years later	13,727	17,302
Ten years later	13,751
Reserve re-estimated at:
One year later	19,040	23,041	27,069	27,425	26,856	27,527	29,179	29,878	40,966	41,371
Two years later	19,407	26,294	25,919	25,718	26,219	26,791	27,833	27,084	38,406
Three years later	22,048	25,542	24,864	25,610	25,835	26,920	25,572	24,595
Four years later	21,485	24,409	24,665	25,542	25,783	24,994	23,455
Five years later	20,804	24,304	24,658	25,756	24,076	23,153
Six years later	20,820	24,174	25,093	24,112	22,458
Seven years later	20,671	24,720	23,585	22,577
Eight years later	21,049	23,387	22,226
Nine years later	20,120	22,102
Ten years later	19,514
Cumulative redundancy (deficiency) from the initial gross reserves in excess of re-estimated gross reserves(a)
Amount	1,832	897	1,512	2,580	3,257	3,260	3,775	4,003	3,577	2,061
Percentages	8.6%	3.9%	6.4%	10.3%	12.7%	12.3%	13.9%	14.0%	8.5%	4.7%

(a) It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserves development presented in the table, as conditions and trends that have affected development of the liability in prior periods may not necessarily occur in the future periods. Redundancy/deficiency disclosed includes forex impact between one year and the next.

This line also includes the impact of the unwind of discount rate on annuities (which are developed from 2006 on) for an amount of €107 million for 2007 and €196 million for 2006.
(b) AXA acquired GRE in May 1999. GRE's operations have been integrated within AXA. At the time of acquisition, GRE's gross reserves totaled

€5.6 billion.

(c)  In 2004, AXA Corporate Solutions Assurance US, AXA RE P&C Insurance Company and AXA RE P&C Reinsurance were transferred from AXA RE to "other international activities". The reserves of AXA Corporate Solutions Assurance US were presented on an occurrence year basis and included in the Property
& Casualty loss reserves development table. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company were presented on an underwriting year basis and included in the AXA RE loss reserves development table.

(d) In 2006, Winterthur's operations were integrated within AXA. Total loss reserves developed amounted to €41.3 billion including €8.7 billion in respect of
Winterthur (final figure after PGAAP re-opening).

328        2008 ANNUAL REPORT

b) Loss reserves development table: AXA RE

On December 21, 2006, the AXA Group finalized an agreement to sell the AXA RE reinsurance business to Paris Ré Holding. Under the terms of the agreement, AXA retains exposure to any changes in the final cost of claims occurring before December 31, 2005.
However, the proportional treaty set in place as part of the agreement between AXA RE and Paris Ré protects AXA entirely from any claims occurring after January 1, 2006. Consequently, the table below shows the development of loss reserves recognized in AXA RE's balance sheet at each year-end until December 31, 2005. Reserves recognized after that, which correspond to exposure assumed fully by Paris Ré, have not been developed.

(in Euro million except percentages)	1998	1999	2000	2001 (c)	2002	2003	2004 (d)	2005
Gross reserves for unpaid claims and claims expenses developed initially at the booking date(a)	3,060	3,396	3,455	5,868	4,778	4,200	3,314	4,523
Gross reserves for unpaid claims and claims expenses developed in 2008(d)	3,060	3,396	3,453	5,868	4,778	3,742	3,314	4,253
Initial retroceded reserves	(416)	(430)	(393)	(1,652)	(1,020)	(853)	(410)	(1,048)
Retroceded reserves in 2008(d)	(416)	(430)	(393)	(1,652)	(1,020)	(461)	(502)	(1,048)
Initial net claims reserves	2,644	2,966	3,060	4,216	3,758	3,281	2,812	3,205
Cumulative payments at:
One year later	956	1,165	1,218	1,987	1,441	950	1,127	1,191
Two years later	1,594	1,893	1,860	3,198	2,113	1,543	1,574	1,688
Three years later	2,000	2,265	2,449	3,603	2,570	1,784	1,812	2,123
Four years later	2,232	2,779	2,549	3,978	2,768	1,953	2,289
Five years later	2,677	2,726	2,770	4,140	2,899	2,352
Six years later	2,566	2,894	2,874	4,242	3,239
Seven years later	2,697	2,966	2,939	4,538
Eight years later	2,755	3,011	3,148
Nine years later	2,794	3,099
Ten years later	2,878
Reserve re-estimated at:
One year later	3,743	3,969	4,199	5,922	5,012	3,438	3,797	4,061
Two years later	3,817	4,105	4,061	6,183	4,163	3,642	3,621	3,745
Three years later	3,772	3,955	4,034	5,314	4,374	3,514	3,399	3,884
Four years later	3,643	4,027	3,817	5,536	4,281	3,332	3,664
Five years later	3,722	3,755	3,944	5,466	4,107	3,553
Six years later	3,444	3,845	3,887	5,308	4,326
Seven years later	3,521	3,797	3,766	5,451
Eight years later	3,478	3,713	3,895
Nine years later	3,403	3,723
Ten years later	3,459
Cumulative redundancy (deficiency) from the initial gross claims reserves in excess of (less than) re-estimated gross claim reserves	(399)	(327)	(442)	417	452	189	(350)	369
Re-estimated retroceded reserves	590	504	572	1,364	1,003	722	1,057	1,394
Premium adjustment(b)	724	1,034	1,281	1,387	1,289	580	374	404
Re-estimated net claims reserves	2,145	2,185	2,042	2,700	2,034	2,251	2,233	2,086
Initial net claims reserves in excess of (less than) re-estimated net claims reserves as at December 31,2008
Amount(a)	499	781	1,018	1,516	1,724	1,030	579	1,119
Percentages of original net reserve(a)	18.9%	26.3%	33.3%	36.0%	45.9%	31.4%	20.6%	34.9%

(a) The loss reserves development table is presented on an underwriting year basis for AXA RE business. Accordingly reserves re-estimated and the excess of re-estimated reserves of the initial reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserves development presented in the table, as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in future periods.

(b)  Represents premiums earned subsequent to the accounting year end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.

(c)  In 2001, AXA RE's claims reserves were adversely affected by the September 11 attacks.

(d) In 2004, AXA Corporate Solutions Assurance US, AXA RE P&C Insurance Company and AXA RE P&C Reinsurance were transferred from AXA RE to the "other international activities". The reserves of AXA Corporate Solutions Assurance US were presented on an occurrence year basis and included in the Property & Casualty loss reserves development table. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company were presented on an underwriting year basis and included in the AXA RE loss reserves development table.

c) Reconciliation between developed reserves and total recognized claim reserves

(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006(c)
Gross claims and other reserves developed
Property & Casualty and International Insurance (excluding AXA RE)(a)	44,046	44,020	41,301
• of which future policy benefits annuity reserves	3,530	3,321	-
• of which construction reserves (PSNEM)	1,592	1,418	1,258
Future policy benefits annuity reserves (separately developed in 2006)	-	-	2,492
Total gross claims and other reserves developed	44,046	44,020	43,793
Other reserves non developed (b)	4,431	4,734	5,242
Total gross claim reserves and other reserves for Property & Casualty and International Insurance	48,477	48,754	49,035

(a) Total gross claims and other reserves developed are presented on the basis of the loss reserves development table. The reserves of AXA Corporate

Solutions Insurance US were included in Property & Casualty and International Insurance loss reserves. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company (€165 million in 2008, €203 million in 2007 and €282 million in 2006) were included in AXA RE's loss reserves development table.

(b)  Includes reserves on acceptations (€798 million in 2008, €699 million in 2007 and €771 million in 2006).

(c)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

14.7. ENVIRONMENTAL POLLUTION AND ASBESTOS

AXA continues to receive claims from policies written in prior years asserting damages from asbestos-related and environmental-
related exposures. These asbestos claims relate primarily to bodily injuries suffered by those who came in contact with asbestos, while environmental claims relate primarily to pollution related clean-up costs.

AXA's exposure to asbestos and environmental ("A&E") claims originates primarily from the following contracts:

•   Insurance or reinsurance of US-originated risks: this exposure arises primarily from the reinsurance of US cedants or from direct policies written in the London Market (excess of primary covers). The underlying exposure is made-up of both asbestos and pollution claims.

•   Employers Liability insurance in Europe: this created exposure to asbestos-related claims, in particular on the UK market.

There is considerable uncertainty as to the future cost of A&E claims. The ultimate cost of claims is very much dependent on legal factors that are difficult to predict with any certainty. There have been in the past, and continue to be, frequent occurrences of inconsistent court decisions and judicial interpretations regarding the extent of liability and the level of damages awarded.

It is common to have issues of allocation of responsibility among potentially responsible parties, as well as involvement of multiple insurers and multiple policy periods. Such issues raise considerable coverage issues.

Asbestos-related claims typically have very long latency periods. For instance, mesothelioma can take in excess of 40 years to develop after inhalation of asbestos fibres. This latency period makes it difficult to estimate accurately the future number of asbestos-related claims, the future potential liability associated with such claims and creates unusual sensitivity to future legal and economic developments.

AXA actively manages its exposure to A&E claims. Most of the Group's A&E claims are managed by AXA Liabilities Managers, a specialized unit in charge of managing the Group's non-life run-offs.

AXA Liabilities Managers manages these risks in a proactive manner, with a view to reducing AXA's exposure to the uncertainties in these claims. All A&E claims are thus managed by dedicated teams of experts who use a variety of claims-resolution techniques including settlements, policy buy-backs and, in certain cases, litigation. In addition, AXA Liabilities Managers focuses specifically on final resolutions of exposures, either through commutations or other solutions.

The calculation of reserves for A&E risks raises specific difficulties as conventional reserving techniques cannot be used for evaluating IBNR. As a result, AXA evaluates the future cost of those claims using a range of specific methods based either on exposure analysis, frequency / cost projections or reserving benchmarks. A&E reserves are reviewed on a yearly basis to ensure that they adequately reflect the latest claims experience, as well as legal and economic developments. Consistent with AXA's reserving practices, and despite the particularly long-tail nature of those risks, reserves for A&E are undiscounted.

Due to the uncertainty surrounding A&E claims, it is not possible to determine their future cost with the same degree of certainty as for other types of claims. Although AXA considers its reserves for A&E claims to be adequate, it is possible that, under some adverse scenarios, they may turn out to be insufficient to cover future losses.

330        2008 ANNUAL REPORT

At year-end 2008, key data relating to A&E claims were as follows:
KEY RESERVES DATA FOR ASBESTOS

	2008		2007
Data in Euro million, unless otherwise stated	Gross	Net	Gross	Net
EVOLUTION OF RESERVES
Claims reserves at beginning of year(a)	1,172	1,124	1,176	1,123
Change in scope(b)	-	-	(37)	(27)
Impact of change in exchange rates	(109)	(112)	(86)	(90)
Claims incurred(a)	(1)	(1)	157	146
Claims paid(a)	(56)	(50)	(38)	(28)
Claims reserves at end of year(a)	1,005	961	1,172	1,124
Of which Reported claims	220	193	251	216
Of which IBNR claims	785	768	927	908
RESERVES ADEQUACY RATIOS
3 - Year survival ratio excluding commutations(c)	32 years	33 years	36 years	38 years
IBNR / Case Reserves	356%	398%	367%	421%
Cumulative Payments to date / Projected Ultimate Cost	36%	33%	31%	29%

(a)  Includes claims expense reserves.

(b)  Includes sale of the Netherlands operations in 2007.

(c)  Reserves at the end of the year / Average yearly payments over the last 3 years (excluding in respect of commutations).

KEY RESERVES DATA FOR ENVIRONMENTAL POLLUTION

	2008		2007
Data in Euro million, unless otherwise stated	Gross	Net	Gross	Net
EVOLUTION OF RESERVES
Claims reserves at beginning of year(a)	82	68	102	92
Change in scope(b)	-	-	(4)	(4)
Impact of change in exchange rates	5	4	(4)	(7)
Claims incurred(a)	4	3	(8)	(10)
Claims paid(a)	(9)	(6)	(4)	(3)
Claims reserves at end of year(a)	82	69	82	68
Of which Reported claims	39	33	40	34
Of which IBNR claims	42	36	42	34
RESERVES ADEQUACY RATIOS
3 - Year survival ratio excluding commutations(c)	14 years	16 years	20 years	21 years
IBNR / Case Reserves	109%	111%	103%	100%
Cumulative Payments to date / Projected Ultimate Cost	65%	63%	61%	61%

(a)  Includes claims expense reserves.

(b)  Includes sale of the Netherlands operations in 2007.

(c)  Reserves at the end of the year / Average yearly payments over the last 3 years (excluding in respect of commutations).

In 2008, AXA paid claims and legal costs of €56 million net of reinsurance (including €50 million in respect of asbestos and
€6 million in respect of environmental pollution). This was significantly higher than last year (€31 million) as 2008 was impacted by large settlements in both asbestos and environmental liabilities.

In 2008, AXA incurred losses and loss expenses of €2 million net of reinsurance (respectively €-1 million in respect of asbestos and €3 million in respect of environmental pollution). This was the result of two effects offsetting each other: claims reserves for
AXA's asbestos-related exposures in the United Kingdom were increased due to a higher-than-anticipated claims average cost, whereas the United States asbestos-related claims developed favorably in 2008.

As a result of those various changes and after allowing for movements in exchange rates, AXA held total reserves for A&E (net of reinsurance) of €1,030 million at year-end 2008. The main reserves adequacy ratios remained quite stable compared to their 2007 levels, with the exception of the 3-year survival ratio which was impacted by the decrease in reserves due to claims payments, while ultimate estimates for both A&E exposures remained overall stable over 2008.

14.8. LIABILITIES AND ASSETS ARISING FROM POLICYHOLDERS'
PARTICIPATION

(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006 Restated (a)
Policyholders' participation reserves	10,294	11,450	11,453
Fund for Future Appropriation (FFA) - UK with-profits contracts	1,335	3,629	4,668
Policyholders' deferred participation liabilities	2,230	4,244	8,819
Total Liabilities arising from policyholders' participation	13,859	19,322	24,940
Total Assets arising from policyholders' participation	2,232	965	460

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

The deferred policyholders' participation liability and asset include the impact of shadow accounting (see definition in 1.13.2)
mainly in relation to unrealized gains and losses on invested financial assets available for sale as described in 13.2.1.

14.9. PAYMENT AND SURRENDER PROJECTIONS AND INSURANCE AND
INVESTMENT CONTRACT LIABILITIES DISCOUNT RATES

In the tables presented in section 14.9.1 and 14.9.2, liabilities arising from Life & Savings and Property & Casualty insurance and investment contracts exclude contracts where the financial risk is borne by policyholders. These liabilities are not exposed to interest-rate or duration risk, except unit-linked contracts with performance guarantees. Subsidiaries hold unit-linked assets backing the corresponding liabilities arising from these contracts. Occasional mismatches result mainly from administrative timing differences in the processing of day-to-day operations.

14.9.1. Payment and surrender projections

The table below shows the breakdown of projected payments and surrenders related to Life & Savings and Property & Casualty insurance and investment contracts excluding contracts where the financial risk is borne by policyholders. Actual maturities may differ significantly from the estimates set out below, mainly because some of the contracts contain a surrender option controlled by the policyholder that may reduce their duration.

The projections shown below cannot be compared with the reserves carried on the balance sheet and are higher than the published balance sheet figures because they represent expected cash flows without any discounting element. They are also shown net of inflows of periodical premiums payable by policyholders.

The figures shown in the first line of the table below represent estimated cash outflows in connection to death, incapacity and disability claims, surrenders, annuities, minimum guaranteed benefits for unit-linked contracts, Property & Casualty and Health claims, net of premiums due from policyholders under contracts in-force. These cash flows are based on assumptions regarding mortality, incapacity and disability, surrender and settlement frequency for Property & Casualty, which are consistent with past experience in the Group's business. They are gross of reinsurance. Given the strong use of estimates, it is likely that actual payments will differ.

	2008
(in Euro million)	12 months or less	More than 1 year up to 5 years	More than 5 years	TOTAL
Liabilities arising from insurance and investment contracts	25,772	77,813	406,587	510,172
Of which Life & Savings liabilities relating to contracts including a surrender option with some surrender benefit before maturity	13,032	56,341	310,085	379,458

The surrender value of contracts including a surrender option as of December 31, 2008 amounted approximately to
€218 billion.

332        2008 ANNUAL REPORT

14.9.2. Insurance and investment contract liabilities - discount rates

The table hereafter and related comments exclude contracts where the financial risk is borne by policyholders (unit-linked contracts).

The general principles for establishing insurance liabilities are set out in Note 1 of the consolidated financial statements. Liabilities are based on estimates, and one of the key assumptions used in these estimates is the discount rate.

As shown in the table below, as at December 31, 2008: 90% of Life & Savings reserves (excluding unit-linked contracts) were discounted, of which 12% were subject to a revision of the discount rate and 77% retained the rate set at inception, subject to the liability adequacy test described in Note 1.

By convention, contracts with zero guaranteed rates are deemed not-discounted, except for products offering guaranteed rates updated annually and for one year: these contracts are presented in discounted reserves. Reserves for savings contracts with non-zero guaranteed rates are discounted at the technical interest rate. Contracts for which the assumptions are revised in the financial statements at closing mainly consist of certain UK With-Profit contracts and reserves for guarantees (Guaranteed
Minimum Death Benefits, etc.).

In the Property & Casualty business, most reserves (91% at December 31, 2008) are not discounted, with the exception of disability annuities and worker's compensation liabilities that are deemed structured settlements and where the discount rate is revised regularly. Such reserves are not sensitive to interest rate risks in financial statements.

The rates presented in the table below are weighted average rates for all the portfolios under consideration. They should be analyzed with care. For contracts with guaranteed rates that are revised annually, rates are crystallized at the closing date. The risk factors associated with the contracts are set out in Note 4.

	December 31, 2008		December 31, 2007		December 31, 2006 Restated(b)
(in Euro million)	Carrying value	Average discount rate %	Carrying value	Average discount rate %	Carrying value	Average discount rate %
Life & Savings - locked-in discount rate(a)	241,022	2.76%	225,765	2.82%	235,220	3.00%
Life & Savings - unlocked discount rate(b)	37,968	3.34%	39,094	3.19%	43,438	3.31%
Life & Savings - undiscounted reserves	32,601		29,406		20,459
Sub-total Life & Savings	311,591		294,264		299,117
Non Life - locked-in discount rate(a)	4,396	4.18%	2,385	4.25%	2,426	4.16%
Non Life - unlocked discount rate	822	2.05%	1,490	2.64%	753	2.13%
Non Life - undiscounted reserves(b)	53,122		54,143		54,792
Sub-total - Non Life and International Insurance	58,340		58,018		57,971
Total Insurance and investment contracts	369,931		352,283		357,088

Amounts are presented excluding the impact of derivatives on insurance and investment contracts (presented in section 19.4) and excluding liabilities related to unearned revenues and fees, and to policyholders' participations. Liabilities relating to contracts where the financial risk is borne by policyholders are also excluded.

(a)  Subject to liability adequacy tests.

(b)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

In accordance with IFRS 7, the Group discloses, in Note 4 of its consolidated financial statements, quantitative sensitivities of the
Group "Embedded Value" (as defined in the "market risks" section) to interest risk and equity price risk.

The impact of the unlocking of discount rates relating to Life & Savings unlocked discounted reserves was €123 million for 2008
(compared to €142 million for 2007 and €150 million for 2006) gross of policyholder's participation and tax impacts and was included in the income statement of the period.

14.9.3. Major business areas

The tables in Note 20 set out the Group's major insurance business areas, and reflect the Group's high level of diversification.

14.10. EMBEDDED DERIVATIVES MEETING THE DEFINITION
OF AN INSURANCE CONTRACT

AXA sells insurance contracts that contain a variety of options and guarantees for contract-holders. These features are described in Note 4. They are not embedded derivatives which AXA reports separately at fair value because:

•   many of the features would be considered clearly and closely related to the host contract, and

•   many of the features themselves would qualify as insurance contracts under phase I.

This note describes the features that are embedded derivatives and meet the definition of an insurance contract on a stand-alone basis. The primary features can be divided into two main categories: guaranteed minimum death benefits (GMDBs) or guaranteed minimum income benefits (GMIBs) offered on unit-linked contracts and guaranteed annuity purchase rates.

GMDB features provide a guaranteed death benefit which may be higher than the contract account balances of the unit-linked contract, depending on performance of the unit-linked assets. GMIB features provide a guaranteed lifetime annuity which may be elected by the contract-holder after a stipulated waiting period, and which may be larger than what the contract account balance could purchase at then-current annuity purchase rates.

The risk of GMDB and GMIB features to AXA is that protracted under-performance of the financial markets could result in benefits being higher than the accumulated policyholder account balances could support. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of estimated GMDB and GMIB liabilities is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates and GMIB election rates. There can be no assurance that ultimate experience will not differ from management's estimates. In addition to providing for risk through establishing reserves,
AXA also manages the risk through a combination of reinsurance programs and active financial risk management programs including investment in exchange-traded futures contracts and other instruments.

Guaranteed annuity purchase rates provide contract-holders with a guarantee that at a future date the accumulated balance on their contract will be sufficient to purchase a lifetime annuity at currently defined rates. The risk to AXA in these features is either that longevity will improve significantly so that contract-holders electing to exercise this benefit will live longer than assumed in the guaranteed purchase rates, or that investment returns during the payout period will be lower than assumed in the guaranteed purchase rates. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of this estimated liability is based on models which involved numerous estimates and subjective judgments, including those regarding expected rates of return and volatility, contract surrender rate, mortality and benefit election rates. There can be no assurance that ultimate experience will not differ from management's estimates. In addition to providing for risk through establishing reserves, AXA also manages these risks through asset-liability management programs including interest rate floors to protect against a decline in interest rates.

334        2008 ANNUAL REPORT

NOTE 15 > PROVISIONS FOR RISKS AND CHARGES

15.1. BREAKDOWN OF PROVISIONS FOR RISKS AND CHARGES

Provisions for risks and charges included the following items:

(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006 Restated (a)
Employee benefits	7,714	6,954	7,476
Share-based compensation	113	184	167
Restructuring provisions	166	166	104
Lawsuits contingency provisions	259	319	217
Liability warranty provisions	10	19	39
Contingent liabilities relating to business combinations	-	-	-
Other provisions for risks and charges	1,047	1,012	842
TOTAL PROVISIONS FOR RISKS AND CHARGES	9,308	8,654	8,845

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

Comments on provisions relating to employee benefits can be found in Note 25 "Employees".

At December 31, 2008, the "Other Provisions for risks and charges" was composed of the following elements:

•   Provision for tax liability of €437 million notably driven by a reclassification of current tax to provision for tax liability in the United
States as the timing and amount related to these liabilities are uncertain.

•   Other Provisions for risks and charges for €610 million, including a multitude of different amounts, in particular run offs management reserves, reinsurance agreements, or past ceded activities.

15.2. CHANGE IN PROVISIONS FOR RISKS AND CHARGES (EXCLUDING
EMPLOYEE BENEFITS AND SHARE-BASED COMPENSATION)

Changes in provisions for risks and charges (excluding employee benefits and share-based compensation) are set out below:

	2008
(in Euro million)	Restructuring provisions	Lawsuits contingency provisions	Liability warranty provisions	Contingent liabilities relating to business combinations	Other provisions for risks and charges	TOTAL
Carrying value - January, 1	166	319	19	-	1,012	1,516
Impact of change in scope of consolidation and changes in accounting method	13	(6)	1	_	402	409
Increase in provisions	49	18	-	-	240	307
Write back after use	(46)	(32)	(6)	-	(463)	(548)
Write back after final cost review	(19)	(41)	(1)	-	(91)	(151)
Impact of foreign exchange fluctuations	2	2	(3)	-	(53)	(51)
Carrying value - December, 31	166	259	10	-	1,047	1,481

	2007						2006 Restated (a)
(in Euro million)	Restructuring provisions	Lawsuits contingency provisions	Liability warranty provisions	Contingent liabilities relating to business combinations	Other provisions for risks and charges	TOTAL	TOTAL
Carrying value - January, 1	104	217	39	-	842	1,201	914
Impact of change in scope of consolidation and changes in accounting method	(4)	120			227	342	439
Increase in provisions	114	72	1	-	178	365	283
Write back after use	(36)	(62)	(21)	-	(143)	(262)	(327)
Write back after final cost review	(5)	(23)	-	-	(48)	(76)	(93)
Impact of foreign exchange fluctuations	(7)	(6)	1	-	(43)	(56)	(14)
Carrying value - December, 31	166	319	19	-	1,012	1,516	1,201

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

336        2008 ANNUAL REPORT

NOTE 16 > FINANCING DEBT
16.1. FINANCING DEBT BY ISSUANCE

	Carrying value
(in Euro million)	December 31, 2008	December 31, 2007	December 31,2006
AXA	5,998	5,381	4,908
Debt component of subordinated convertible notes due 2014 (€)	1,773	1,714	1,660
Debt component of subordinated convertible notes, 3.75% due 2017 (€)	1,259	1,212	1,168
Subordinated convertible notes due 2020 (€)	180	180	180
U.S. registered redeemable subordinated debt, 8.60% 2030 (US$)	848	797	960
U.S. registered redeemable subordinated debt, 7.125% 2020 (£)	341	443	484
U.S. registered redeemable subordinated debt, 6.75% 2020 (€)	1,070	1,062	1,062
Derivatives on debts instruments issued(a)	527	(27)	(605)
AXA Financial	145	137	153
Surplus Notes, 7.70%, due 2015	143	136	152
MONY Life 11.25% Surplus Notes due 2024	1	1	1
AXA Bank Europe	423	466	416
Subordinated notes, 2.80% to 6.90%, due 2016	-	466	416
Subordinated perpetual notes, variable	423	-	-
AXA-MPS Vita and Danni	135	134	-
Subordinated Notes, Euribor 6 month + 81 bp	135	134	-
Other subordinated debt (under €100 million)	34	28	86
SUBORDINATED DEBT	6,734	6,146	5,563
AXA	5,496	3,163	2,198
Euro Medium Term Notes, 6.0% due through 2013, and BMTN	912	955	971
Commercial paper	4,635	2,311	1,350
Derivatives on financing debt instruments issued(a)	(50)	(103)	(124)
AXA Financial	817	949	1,077
Senior notes, 7.75%, due 2010	344	325	363
Senior notes, 7%, due 2028	250	236	264
Senior notes, 6.5%, due 2008	-	170	190
Senior notes MONY, 8.35%, due 2010	223	218	250
Derivatives on financing debt instruments issued(a)	-	-	10
AXA UK Holdings	160	210	229
GRE: Loan Notes, 6.625%, due 2023	160	210	229
AXA Equitable	-	238	266
Mortgage notes, floating rate	-	238	266
Other financing debt instruments issued (less than €100 million)	91	(25)	(81)
Other financing debts instruments issued under euro 100 million	143	36	11
Derivatives relating to other financing debts instruments issued(a|	(52)	(60)	(92)
FINANCING DEBT INSTRUMENTS ISSUED	6,564	4,535	3,688
Netherlands Holdings	-	-	10
AXA	1,000	-	-
Morocco	113	124	-
Other financing debts owed to credit institutions (under €100 million)	103	51	85
FINANCING DEBT OWNED TO CREDIT INSTITUTIONS	1,216	175	95
TOTAL FINANCING DEBT	14,514	10,856	9,347

(a) Hedging instruments according to IAS 39 and economic hedge derivatives which are not acting as hedge under IAS 39.

Total financing debt increased by €3,658 million between December 31, 2007 and December 31, 2008, or by €3,674 million at constant exchange rates, to €14,514 million. The increase at constant exchange rates was mainly due to:

i. a €582 million increase in subordinated debt (including derivative instruments) arising mainly from the decrease in market value of currency swaps and interest rate swaps at AXA SA (€554 million), and the new subordinated perpetual notes of

€423 million from AXA Bank Europe, partly offset by the repayment of €466 million notes by AXA Bank Europe;
ii. a €2,050 million increase in financing debt instruments issued arising mainly from AXA SA issues of new commercial paper

(€2.3 billion), partly offset by repayment of €238 million mortgage notes by AXA Equitable and maturity of €170 million senior notes of AXA Financial;
iii. a €1,042 million increase in financing debt owed to credit institutions mainly arising from AXA SA new credit line of €1,000 million for 5 years ("club deal" banking pool) in order to finance AXA development including the acquisition of RESO GARANTIA.

Derivative instruments hedging financing debts are commented in Note 19.

16.2. FAIR VALUE MEASUREMENT OF FINANCING DEBT

	December 31,2008		December 31,2007		December 31,2006
(in Euro million)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Subordinated debt at cost	6,208	5,841	6,173	6,698	6,168	7,228
Derivatives on subordinated debt(a)	527	527	(27)	(27)	(605)	(605)
Subordinated debt	6,734	6,368	6,146	6,671	5,563	6,623
Financing debt instruments issued at cost	6,666	6,643	4,698	4,722	3,894	3,962
Derivatives on financing debt instruments issued(a)	(103)	(103)	(163)	(163)	(206)	(206)
Financing debt instruments issued	6,564	6,540	4,535	4,559	3,688	3,756
Financing debts owed to credit institutions at cost	1,216	1,227	175	175	95	95
Financing debt owed to credit institutions	1,216	1,227	175	175	95	95
FINANCING DEBT	14,514	14,135	10,856	11,405	9,347	10,475

(a) Hedging instruments according to IAS 39 and economic hedge derivatives which are not acting as hedge under IAS 39.

The Group does not hold any financing debt designated as at fair value through profit or loss (fair value option or trading instruments).

Information on the fair value figures presented in this note is provided in addition to information on carrying values and should be used with caution. On the one hand, these estimates are based on snapshots taking into account closing dates of parameters such as interest rates and spreads, which in fact fluctuate over time, and resulting in instantaneous values, and on the other hand because there are many possible methods of making these estimates.

Data used when calculating the fair value of financing debt (financing debt instruments issued or financing debt owed to credit institutions) are period-end market data that reflect (i) market interest rates by currency, (ii) AXA's average spread by maturity and currency, distinguishing subordinated and senior debt and (iii) options included in issue contracts, such as issuer redemption options.

The fair value of subordinated convertible bonds is equal to the quoted price for these instruments at the end of the period.

Therefore, reported fair value includes the value of the conversion option, which is included as a component of equity.

The fair value of financing debt at December 31, 2008, excluding accrued interests, was €14,135 million, including related hedging derivative instruments. The fair value was €379 million lower than the carrying value mainly due to the increase of credit spreads.

16.3. EXPOSURE TO INTEREST-RATE RISK AND CONTRACTUAL MATURITIES

The table below sets out the contractual maturities of financing debt (excluding the impact of derivatives). Effective maturities may differ from those presented, mainly because some instruments include clauses allowing early redemption, with or without penalty.

	Carrying value of financing debt by contractual maturity as at December 31,
(in Euro million)	12 months or less	More than 1 year up to 5 years	More than 5 years(a)	Total carrying value
2008	4,753	2,863	6,474	14,090
2007	2,829	1,654	6,563	11,046
2006	1,854	1,011	7,293	10,158

(a) Excludes the impact of derivatives (detailed in section 19.4).

2008 ANNUAL REPORT

NOTE 17 > PAYABLES

17.1. BREAKDOWN OF PAYABLES

	Carrying value
(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006 Restated (b)
Minority interests of controlled investment funds and other puttable instruments held by minority interest holders	5,108	7,751	7,224
Other debt instrument issued and bank overdrafts	6,676	6,260	8,711
Payables arising from direct insurance and inward reinsurance operations	7,167	7,033	7,947
Payables arising from outward reinsurance operations	6,211	6,024	5,849
Payables arising from banking operations	20,890	18,713	16,992
Payables - current tax position	2,130	2,394	2,055
Derivatives relating to other financial liabilities(a)	23	140	124
Debts relating to investments under lending agreements and equivalent	25,522	29,068	24,098
Other payables	14,354	14,626	16,976
Payables	88,082	92,008	89,976

(a) Also includes speculative derivatives relating to other financial liabilities.

(b)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

Movements in the "Minority interests in controlled investment funds and other puttable instruments held by minority interest holders" caption depend on:

•   Changes in minority interests in controlled investment funds and changes in their fair value. An identical change in invested assets held by these funds is also recorded.

•   Buyouts of minority interests for which the Group holds an unconditional commitment and changes in value of related puttable instruments. Entries balancing these movements are recorded in goodwill.

Minority interests in funds under this caption, totaled €4,847 million at December 31, 2008 (€7,192 million at December 31, 2007 and €6,100 million at December 31, 2006).

Other puttable instruments held by minority interest holders totaled €261 million at December 31, 2008 (€559 million at
December 31, 2007 and €1,124 million at December 31, 2006). They represented the put option granted to minority shareholders of Sanford C. Bernstein (€107 million) and put options held by the minority shareholders of former Winterthur subsidiaries in
Central and Eastern Europe (€154 million).

"Debts relating to investments under lending agreements and equivalent" totaled €25,522 million at December 31, 2008, a decrease of €3,546 million (€5,061 million decrease at constant exchange rates) mainly attributable to Japan (€-3,231 million)
due to less short-term repurchase agreement transactions.

17.2. OTHER DEBT INSTRUMENTS ISSUED, NOTES AND BANK OVERDRAFTS
(OTHER THAN FINANCING DEBT) BY ISSUANCE

	Carrying value
(in Euro million)	December 31, 2008	December 31,2007	December 31, 2006
AllianceBernstein	204	362	254
Short term commercial paper, 4.3%	204	362	254
AXA Banque (France)	112	-	-
Groupe Mornayand laboratoire National Metrop	112	-	-
AXA SA debts subscribed on behalf of French, English and German subsidiaries	42	86	150
CDO (Collateralized Debt Obligations) and Real Estate Vehicles	333	827	1,275
CDOARIA2 tranche U-21E7	-	31	34
Aria A-1E5	129	176	195
Aria C-1E5	29	42	55
Aria P-2G7	103	226	310
Concerto 2	7	124	382
Jazz 1	64	227	300
Australia / New Zealand	137	184	174
CRL deposits held by Sterling Grace NZ on behalf of clients	137	184	174
DBV	-	-	2,796
HOHO 1: class A Senior Class A Mortgage-backed notes, maturity 2030. 3 month Euribor + 0.31%, Floating	_	_	190
HOHO 1: class B Mezzanine Class B Subordinated Mortgage-backed notes, maturity 2030, 7%, Fixed rated	_	_	13
HOHO 1: class C Junior Class C Subordinated Mortgage-backed notes, maturity 2030, 8%, Fixed rated	_	_	5
HOHO 2: class A1 Senior Class A1 Mortgage-backed notes, maturity 2080. 3 month Euribor + 0.26%, Floating	_	_	263
HOHO 2: class A2 Senior Class A2 Mortgage-backed notes, maturity 2080, 4.73%, Fixed rated	_	_	54
HOHO 2: class B Mezzanine Class B Mortgage-backed notes, maturity 2080, 5.04%, Fixed rated	_	_	18
HOHO 2: class C Junior Class C Mortgage-backed notes, maturity 2080, 5.64%, Fixed rated	_	_	7
HOHO 2: class D Subordinated Class D Notes, maturity 2080, 3 month Euribor + 3.75%, Floating	_	_	4
HOHO 3: class A Senior Class A Mortgage-backed notes, maturity 2083, 3 month Euribor + 0.13%, Floating	_	_	707
HOHO 3: class B Mezzanine Class B Subordinated Mortgage-backed notes, maturity 2083, 3 month Euribor + 0.19%, Floating	_	_	19
HOHO 3: class C Junior Class C Subordinated Mortgage-backed notes, maturity 2083, 3 month Euribor + 0.29%, Floating	_	_	9
HOHO 3: class D Subordinated Class D Notes, maturity 2083, 3 month Euribor + 1.40%, Floating	_	_	7
HOHO 4: class A Senior Class A Mortgage-backed Floating rate notes, maturity 2083, 3 month Euribor + 0.03%, Floating	_	_	1,492
HOHO 4: class B Subordinated Class B Floating rate notes, maturity 2083, 3 month Euribor + 0.35%, Floating	_	_	10
Other	133	101	66
Derivatives on other debt instruments issued (other than financing debt) - Other	6	-	-
OTHER DEBT INSTRUMENTS ISSUED (OTHER THAN FINANCING DEBT)	966	1,560	4,715
CDO (Collateralized Debt Obligations)	-	94	161
Jazz 1	-	94	161
Collateral (AXA SA)	1,413	453	290
Activities in France	204	10	38
AXA Banque	4	10	38
Convertible LOANS SGBT Luxemburg fixed interest rate 0.4%/ytd due 2014 (AXA France)	200	-	-

340        2008 ANNUAL REPORT

	Carrying value
(in Euro million)	December 31, 2008	December 31,2007	December 31, 2006
Banks in Germany	62	64	125
AXAVorsorgebank	62	64	125
Banks in Belgium	350	702	1,026
AXA Bank Europe	324	702	1,026
Derivatives on other issued debt (excluding financing debts) - Other financial services in Belgium	26	_	_
Banks in Hungary	548	525	-
ELLA Bank	548	525	-
Real estate investment funds	1,717	1,356	895
ERIV: AFET Amortizing mortgage loan based on Euribor 3 month + 1.45 point, maturity date: 2011	200	203	214
ERIV: CORTEFIEL Mortgage loan based on Euribor 3 month + 0.85 point, maturity date: 2013 + 2x1 year	100	100	165
Vendôme Commerce: AFET Amortizing mortgage loan based on Euribor 3 month + 1.45 point, maturity date: 2011	200	203	214
REOF2: HSHNordBank - Mortgage loan based on Euribor 3 month + 0.65. maturity date: 2012	122	124	_
ERIV2: RBS_Mortgage loan based on Euribor + 0.85 point, maturity date: 2014	104	104	-
APIV+EHV: CALYON_Mortgage loan based on Euribor 3 month + 1.20 point, maturity date: 2015	44	_	_
APIV+EHV: CALYON.Mortgage loan APIV+EHV: CALYON.Mortgage loan based on Libor CH 3 month + 1.20 point, maturity date: 2015	48	_	_
APIV+EHV: CALYON_Amortizing loan based on Euribor 3 month + 1.60 point, maturity date: 2015	57	_	_
Other debts	842	623	301
Other	1	1	126
Derivatives on other issued debt (other than financing debt) - Other	-	2	(3)
OTHER DEBT (OTHER THAN FINANCING DEBT) - OWED TO CREDIT INSTITUTIONS	4,294	3,207	2,658
Bank overdrafts	1,415	1,493	1,338
OTHER DEBT INSTRUMENTS ISSUED, NOTES (OTHER THAN FINANCING DEBT) AND BANK OVERDRAFTS	6,676	6,260	8,711

At December 31, 2008, other debt instruments issued (other than financing debt) and bank overdrafts totaled €6,676 million, an increase of €416 million compared to December 31, 2007, or €441 million at constant exchange rates mainly due to:

•   a €960 million increase at AXA SA related to margin calls from banks under collateral agreement;

•   a €200 million increase from AXA France new convertible loan;

•   a €149 million increase from the real estate company Alternative Property Income Venture.

These movements were partly offset by:

•   a €462 million decrease on CDO and real estate vehicles' other debt instrument issued due to Aria, Jazz 1 and Concerto 2;

•   a €352 million decrease from AXA Bank Europe due to the reimbursement of a €500 million note to the European Central
Bank;

•   a €169 million decrease on AllianceBernstein's short term commercial paper.

17.3. FAIR VALUE MEASUREMENT OF OTHER DEBT INSTRUMENTS ISSUED
AND BANK OVERDRAFTS (OTHER THAN FINANCING DEBT)

The fair value of other debt instruments issued and bank overdrafts (other than financing debt) was €6,694 million at December 31,
2008. Among the elements included in the preceding table, fair value is only calculated for other debt instruments issued. Other items mainly comprise repository agreements balances or short-term interbank liabilities carried by Group banks. By nature, their fair value is very similar to their nominal value.

17.3.1. Other debt instruments issued and bank overdrafts (other than financing debt) by accounting method

	Carrying value
(in Euro million)	December 31, 2008	December 31,2007	December 31, 2006
Other debt instruments issued at cost	557	666	586
Other debt instruments issued held as trading	-	-	-
Other debt instruments issued designated as at fair value through profit or loss	403	895	4,129
Other debt instruments issued	960	1,560	4,715
Other debt owed to credit institutions held at cost	4,268	3,205	2,535
Other debt owed to credit institutions held as trading	-	-	-
Other debt owed to credit institutions designated as at fair value through profit or loss	-	-	126
Other debt owed to credit institutions	4,268	3,205	2,661
Bank overdrafts	1,415	1,493	1,338
OTHER DEBT INSTRUMENTS ISSUED AND BANK OVERDRAFTS (OTHER THAN FINANCING DEBT)(a)	6,644	6,258	8,714
Including other debt designated as at fair value through profit or loss	403	895	4,255

(a) Excludes the impact of derivatives.

17.3.2. Other debt instruments issued, notes and bank overdrafts measured at fair value

	December 31,2008			December 31,2007			December 31,2006
(in Euro million)	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total
Other debt instruments issued held as trading	_	_	_	_	_	_	_	_	_
Other debt instruments issued designated as at fair value through profit or loss	_	403	403	202	693	895	594	3,536	4,129
Other debt instruments issued (other than financing debt)(a)	_	403	403	202	693	895	594	3,536	4,129
Other debt owed to credit institutions held as trading	_	_	_	_	_	_	_	_	_
Other debt owed to credit institutions designated as at fair value through profit or loss	_	_	_	_	_	_	126	_	126
Other debt owed to credit institutions (other than financing debt)(a)	_	_	_	_	_	_	126	_	126

(a) Excludes the impact of derivatives.

The fair value option is used to measure debt other than financing debt designated as at fair value through profit or loss included in the table above. The decrease in debt measured at fair value through profit or loss is mainly due to the CDO's market value decline.

342        2008 ANNUAL REPORT

17.4. PAYABLES ARISING FROM DIRECT INSURANCE, INWARD
REINSURANCE OPERATIONS AND DIRECT OUTWARD REINSURANCE
OPERATIONS

	December 31,2008		December 31,2007		December 31,2006
(in Euro million)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Deposit and guarantees	261	261	183	183	275	275
Current accounts payable to other companies	2,156	2,156	1,842	1,842	1,223	1,223
Payables to policyholders, brokers and general agent	4,314	4,314	4,116	4,116	6,248	6,248
Other payables	436	436	891	891	201	201
Payables arising from direct insurance and inward reinsurance operations	7,167	7,167	7,033	7,033	7,947	7,947
Deposit and guarantees	1,562	1,565	1,805	1,805	1,850	1,850
Current accounts payable to other companies(a)	4,324	4,330	4,128	4,128	3,941	3,941
Other payables	326	325	90	90	58	58
Payables arising from direct outward reinsurance operations	6,211	6,220	6,024	6,024	5,849	5,849

(a) Includes a quota share reinsurance treaty between AXA RE and Paris Ré (€2,518 million in 2008, €2,431 million in 2007 and €2,214 million in 2006) as part of the Group's sale of AXA RE's business in 2006.

At December 31, 2008, payables arising from direct insurance and inward reinsurance operations totaled €7,167 million, an increase of €134 million compared to December 31, 2007.

At December 31, 2008, payables arising from direct outward reinsurance operations totaled €6,211 million, an increase of
€187 million compared to December 31, 2007

17.5. EXPOSURE TO INTEREST-RATE RISK AND CONTRACTUAL MATURITIES

The table below sets out the contractual maturities of other debt instruments issued, notes and bank overdrafts (excluding the impact of derivatives). Effective maturities may differ from those presented, mainly because some instruments include clauses allowing early redemption, with or without penalty.

Carrying value of other debt instrument issued, notes and bank overdrafts by contractual maturity as at December 31,
(in Euro million)	12 months or less	More than 1 year up to 5 years	More than 5 years	Total carrying value
2008	3,851	1,227	1,567	6,644
2007	3,373	973	1,912	6,258
2006	3,526	795	4,394	8,714

Excludes the impact of derivatives (detailed in section 19.4).

NOTE 18 > TAX
18.1. TAX EXPENSE

18.1.1. Breakdown of tax expense between current and deferred tax

The income tax charge was split as follows:

(in Euro million)	December 31, 2008	December 31, 2007	December 31,2006 Restated (a)
Income tax - France	608	396	175
Current	874	598	1,043
Deferred	(266)	(202)	(867)
Income tax - Foreign countries	(1,438)	1,387	1,816
Current	1,208	1,732	991
Deferred	(2,646)	(344)	825
TOTAL INCOME TAX FROM CONTINUED OPERATIONS	(830)	1,783	1,991
Income tax on discontinued activities (current)	-	23	46
Income tax on discontinued activities (deferred)	-	4	6
TOTAL INCOME TAX FROM DISCONTINUED OPERATIONS	-	28	52
TOTAL INCOME TAX	(830)	1,811	2,043

(a) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement

The current tax amount due on foreign income amounted to €1,208 million in 2008 (versus €1,732 million in 2007 and €991 million in 2006), including €69 million related to policyholders' tax (versus €283 million in 2007 and €243 million in 2006).

A deferred tax release of €-2,646 million in 2008 (versus €-344 million in 2007 and €825 million in 2006), corresponding to tax due on foreign income is disclosed in the table above, including €-1,249 million related to policyholders' tax (versus €-189 million in 2007 and €169 million in 2006).

Policyholders' tax is a specific tax levied on the life business of the United Kingdom and Australian insurance companies charged to policyholders.

344        2008 ANNUAL REPORT

18.1.2. Tax proof

The reconciliation between the theoretical tax charge (pre-tax profit multiplied by the applicable tax rate in France for the period concerned) and the effective tax charge was as follows:

(in Euro million)	December 31, 2008	December 31, 2007	December 31,2006 (c)
Income from operating activities, gross of tax expenses (excluding discontinued activities and result from investments consolidated using equity method)	385	7,681	7,593
Notional tax rate	34.43%	34.43%	34.43%
Notional tax charge	133	2,645	2,614
Impact of rate differences on notional tax charge	(3)	(118)	(68)
Impact of the change in tax rates	(6)	(25)	(82)
Impact of differences in tax rate and impact of taxes not linked to pre-tax income(b)	(932)	(45)	77
Impact of differences in tax rates and tax basis	(941)	(188)	(73)
Tax losses of prior years used in the current year without DTA recognized previously	(22)	(45)	(51)
Deferred tax assets recognized on tax losses of prior years	(95)	(9)	(82)
Deferred tax assets not recognized on tax losses of the year	74	13	18
Derecognition of deferred tax assets on tax losses of prior years(a)	1	1	19
Tax losses impact	(42)	(39)	(95)
Permanent differences on financial incomes and expenses	166	(555)	(385)
Permanent differences on other incomes and expenses	109	135	30
Impact of permanent differences	275	(420)	(355)
Corrections and adjustments of tax relating to prior years	(393)	(170)	(204)
Derecognition/Recognition of DTA on temporary differences of prior years (other than tax losses)(a)	27	(32)	(4)
Other	112	(13)	108
Impact of adjustments, decrease in value and other items	(254)	(215)	(100)
Effective tax charge	(830)	1,783	1,991
Effective tax rate (%)	-215.57%	23.22%	26.22%

(a)  Derecognition of DTA (Deferred Tax Assets) arising on tax losses is shown in "Tax losses impact".

(b)  Including the effect of policyholders' tax.

(c)  As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

The effective tax rate of -215.57% as of December 31, 2008 was mainly due to the significant effect of the policyholders' tax
(€-843 million in 2008 versus €82 million in 2007 and €349 million in 2006), mainly in the United Kingdom.

Excluding policyholders' tax, the effective tax rate would have been approximately 22% as of December, 31 2008 (same as 2007 and 2006).

The change in permanent differences on financial income and expenses was mainly due to significant non-deductible financial impairments and realized capital losses on equities.

The applicable tax rate broke down as follows:

	December 31,2008		December 31,2007		December 31,2006(c)
(in Euro million)	Income from operating activities, gross of tax expenses (a)	Notional tax rate	Income from operating activities, gross of tax expenses(a)	Notional tax rate	Income from operating activities, gross of tax expenses (a)	Notional tax rate
France	1,616	34.43%	1,243	34.43%	856	34.43%
United States	(17)	35.00%	2,027	35.00%	2,152	35.00%
United Kingdom(d)	(963)	28.50%	409	30.00%	879	30.00%
Japan	(163)	36.21%	353	36.21%	427	36.21%
Germany	(15)	32.00%	687	40.00%	573	40.00%
Belgium	(683)	33.99%	409	33.99%	681	33.99%
Switzerland(b)	(155)	22.00%	280	22.00%	-	-
Other Countries	765	-	2,273	-	2,025	-
TOTAL	385	-	7,681	-	7,593	-

(a)  Excluding discontinued activities and contribution from equity-accounted companies.

(b)  In 2006, before the integration of Winterthur, Switzerland was presented in "Other Countries".

(c)  As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

(d)  Income including Ireland. Notional tax rate applicable for the UK only.

18.2. DEFERRED TAX

Net deferred tax balances broke down as follows:

	December 31, 2008			December 31, 2007	December 31, 2006 Restated(a)
(in Euro million)	Deferred tax assets	Deferred tax liabilities	Net deferred tax position	Net deferred tax position	Net deferred tax position
Deferred tax Assets/ (Liabilities) concerning:
• Deferred tax through profit or loss	11,333	9,981	1,352	(725)	(897)
• Deferred tax through reserves relating to the fair value adjustment of available for sale investments	1,623	1,524	99	(701)	(1,833)
• Deferred tax through reserves relating to the fair value adjustment of cash flow hedge derivatives		44	(44)	(3)	(28)
• Deferred tax through reserves relating to the revaluation of tangible assets	_	1	(1)	(1)	(1)
• Deferred tax through reserves relating to gains and losses on defined benefits pension plans	351	53	298	(67)	224
• Deferred tax through reserves in relation to stock options	17	1	16	97	142
Net deferred tax excluding policyholders' tax	13,324	11,604	1,720	(1,401)	(2,395)
Policyholder tax - Net deferred tax assets / (liabilities)	304	254	50	(982)	(1,268)
Total net deferred tax	13,628	11,858	1,770	(2,383)	(3,663)

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

In the table above, the "net deferred tax position" column corresponds to the difference between deferred tax assets (DTA) and deferred tax liabilities (DTL) carried on the Group's consolidated balance sheet. Note that the breakdown of DTA/DTL disclosed in these tables corresponds to the deferred tax before the netting that occurs for balance sheet presentation purpose.

The change from a net liability position in 2007 to a net asset position in 2008 was mainly due to the significant decrease of the market value of investments.

	2008
(in Euro million)	Opening	Movements through profit or loss	Movements through OCI	Forex impact	Change in scope and other variations	Closing
Deferred tax through profit or loss	(725)	1,950	-	(51)	177	1,352
Deferred tax through reserves relating to the fair value adjustment of available for sale assets	(701)	_	839	(42)	2	99
Deferred tax through reserves relating to the fair value adjustment of cash flow hedge derivatives	(3)	_	(41)	_	_	(44)
Deferred tax through reserves relating to the revaluation of tangible assets	(1)	_	_	_	_	(1)
Deferred tax through reserves relating to gains and losses on defined benefits pension plans	(67)	_	361	8	(4)	298
Deferred tax through reserves in relation to stock options	97	-	(70)	1	(12)	16
Net deferred tax assets / (liabilities) excluding policyholders' tax	(1,401)	1,950	1,090	(84)	164	1,720
Policyholder tax - Deferred tax through profit or loss	(984)	962	-	69	-	47
Policyholder tax - Deferred tax through reserves relating to the fair value adjustment of available for sale assets	2	_	2	(1)	_	3
Policyholder tax - Deferred tax through reserves relating to the fair value adjustment of cash flow hedge derivatives	_	_	_	_	_	_
Policyholder tax - Net deferred tax assets/ (liabilities)	(982)	962	2	69	-	50
Total net deferred tax assets/ (liabilities)	(2,383)	2,912	1,092	(15)	165	1,770

346        2008 ANNUAL REPORT

	2007
(in Euro million)	Opening	Movements through profit or loss	Movements through OCI	Forex impact	Change in scope and other variations	Closing
Deferred tax through profit or loss	(897)	363	-	53	(244)	(725)
Deferred tax through reserves relating to the fair value adjustment of available for sale assets	(1,833)	_	1,048	31	53	(701)
Deferred tax through reserves relating to the fair value adjustment of cash flow hedge derivatives	(28)	_	26	_	(1)	(3)
Deferred tax through reserves relating to the revaluation of tangible assets	(1)	_	_	_	_	(1)
Deferred tax through reserves relating to gains and losses on defined benefits pension plans	224	_	(283)	(1)	(7)	(67)
Deferred tax through reserves in relation to stock options	142	_	1	(13)	(34)	97
Net deferred tax assets / (liabilities) excluding policyholder tax	(2,395)	363	792	70	(232)	(1,401)
Policyholder tax - Deferred tax through profit or loss	(1,268)	183	-	94	7	(984)
Policyholder tax - Deferred tax through reserves relating to the fair value adjustment of available for sale assets	_	_	3	_	_	2
Policyholder tax - Deferred tax through reserves relating to the fair value adjustment of cash flow hedge derivatives	_	_	_	_	_	_
Policyholder tax - Net deferred tax assets/ (liabilities)	(1,268)	183	3	94	7	(982)
Total net deferred tax assets/ (liabilities)	(3,663)	547	795	164	(226)	(2,383)

	2006 Restated(a)
(in Euro million)	Opening	Movements through profit or loss	Movements through OCI	Forex impact	Change in scope and other variations	Closing
Deferred tax through profit or loss	(380)	194	-	56	(767)	(897)
Deferred tax through reserves relating to the fair value adjustment of available for sale investments	(2,557)	_	697	41	(14)	(1,833)
Deferred tax through reserves relating to the fair value adjustment of cash flow hedge derivatives	(65)	_	16	_	21	(28)
Deferred tax through reserves relating to the revaluation of tangible assets	(1)	_	_	_	_	(1)
Deferred tax through reserves relating to gains and losses on defined benefits pension plans	369	_	(129)	(5)	(12)	224
Deferred tax through reserves in relation to stock options	87	-	67	(12)	-	142
Net deferred tax assets / (liabilities) excluding policyholder tax	(2,547)	194	652	79	(772)	(2,395)
Policyholder tax - Deferred tax through profit or loss	(1,026)	(157)	-	(23)	(61)	(1,268)
Policyholder tax - Deferred tax through reserves relating to the fair value adjustment of available for sale investments	(7)		7
Policyholder tax - Deferred tax through reserves relating to the fair value adjustment of cash flow hedge derivatives			2		(2)
Policyholder tax - Net deferred tax assets / (liabilities)	(1,033)	(157)	8	(24)	(63)	(1,268)
Total net deferred tax assets / (liabilities)	(3,580)	37	660	55	(834)	(3,663)

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

Recognized Deferred Tax Assets (DTA) by maturity and expiration date:

The tables below break down: (i) in the first part the maturity by which the Group expects to use the Deferred Tax Assets (DTA)
accounted at year end; (ii) in the second part, the "expiration date" of the DTA, i.e. the latest date at which the Group could use them.

(in Euro million)	DTA maturity date 1 year	DTA maturity date 2 years	DTA maturity date 3 years
DTA recognized on tax loss carryforward	331	50	33
Other recognized deferred tax	2,277	446	383
TOTAL recognized DTA by expected date of use	2,608	496	416
Corresponding carryforward losses	1,049	229	122

DTA recognized on tax loss carryforward	38	23	37
Other recognized deferred tax	609	75	59
TOTAL recognized DTA by latest date of possible use	647	98	96
Corresponding carryforward losses	138	137	116

(in Euro million)	DTA maturity date 1 year	DTA maturity date 2 years	DTA maturity date 3 years
DTA recognized on tax loss carryforward	175	171	19
Other recognized deferred tax	1,745	368	326
TOTAL recognized DTA by expected date of use	1,921	539	345
Corresponding carryforward losses	681	621	89

DTA recognized on tax loss carryforward	5	39	12
Other recognized deferred tax	397	55	67
TOTAL recognized DTA by latest date of possible use	402	94	79
Corresponding carryforward losses	17	173	49

(in Euro million)	DTA maturity date 1 year	DTA maturity date 2 years	DTA maturity date 3 years
DTA recognized on tax loss carryforward	261	57	48
Other recognized deferred tax	1,703	378	346
TOTAL recognized DTA by expected date of use	1,963	436	394
Corresponding carryforward losses	876	188	171

DTA recognized on tax loss carryforward	5	2	46
Other recognized deferred tax	351	54	57
TOTAL recognized DTA by latest date of possible use	356	57	103
Corresponding carryforward losses	18	7	128

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

348        2008 ANNUAL REPORT

	2008
DTA maturity date 4 years	DTA maturity date 5 years	DTA maturity date 6 years	DTA maturity date between 7 and 11 years	DTA maturity date > 11 years	No maturity date	TOTAL
90	44	10	28	376	-	963
458	2,024	257	2,274	4,242	-	12,360
548	2,068	267	2,302	4,618	-	13,324
320	156	39	114	1,371	-	3,399

14	56	5	81	95	615	963
82	666	12	633	804	9,419	12,360
97	721	17	714	899	10,034	13,324
44	190	15	282	320	2,157	3,399

	2007
DTA maturity date 4 years	DTA maturity date 5 years	DTA maturity date 6 years	DTA maturity date between 7 and 11 years	DTA maturity date > 11 years	No maturity date	TOTAL
21	24	18	32	10	-	469
354	446	127	624	3,879	-	7,868
374	470	144	656	3,888	-	8,338
100	116	73	167	22	-	1,869

20	9	8	5	4	369	470
89	149	16	218	1,025	5,854	7,868
108	158	24	223	1,028	6,223	8,338
66	38	32	11	5	1,479	1,869

	2006 Restated (a)
DTA maturity date 4 years	DTA maturity date 5 years	DTA maturity date 6 years	DTA maturity date between 7 and 11 years	DTA maturity date > 11 years	No maturity date	TOTAL
25	30	16	11	10	-	457
366	574	157	1,780	2,228	-	7,534
391	604	174	1,791	2,238	-	7,991
114	128	82	77	45	-	1,682

32	19	7	9	10	327	457
80	151	13	239	986	5,606	7,538
112	170	21	248	995	5,933	7,995
89	52	20	25	45	1,298	1,682

Unrecognized Deferred Tax Assets (DTA) by expiration date:

The tables below break down the potential Deferred Tax Assets (DTA) which have not been recorded in the accounts at the year end as considered unrecoverable and the "expiry date", i.e the latest date the Group could use them.

(in Euro million)	DTA maturity date 1 year	DTA maturity date 2 years	DTA maturity date 3 years
Unrecognized DTA on tax losses carryforward	1	20	21
Other unrecognized deferred tax	44	-	-
Unrecognized DTA	45	20	21
Corresponding carryforward losses	4	55	66

(in Euro million)	DTA maturity date 1 year	DTA maturity date 2 years	DTA maturity date 3 years
Unrecognized DTA on tax loss carryforward	6	6	1
Other unrecognized deferred tax	-	-	-
Unrecognized DTA	6	6	1
Corresponding carryforward losses	19	15	3

(in Euro million)	DTA maturity date 1 year	DTA maturity date 2 years	DTA maturity date 3 years
Unrecognized DTA on tax loss carryforward	-	2	82
Other unrecognized deferred tax	4	-	-
Unrecognized DTA	4	2	82
Corresponding carryforward losses	-	7	363

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

350        2008 ANNUAL REPORT

	2008
DTA maturity date 4 years	DTA maturity date 5 years	DTA maturity date 6 years	DTA maturity date between 7 and 11 years	DTA maturity date > 11 years	No maturity date	TOTAL
5	7	18	61	7	196	337
-	2	10	21	-	-	77
5	9	28	82	7	196	414
14	19	49	189	22	716	1,134

	2007
DTA maturity date 4 years	DTA maturity date 5 years	DTA maturity date 6 years	DTA maturity date between 7 and 11 years	DTA maturity date > 11 years	No maturity date	TOTAL
11	6	14	2	6	108	159
-	-	-	5	-	-	5
11	6	14	7	6	108	164
29	14	38	6	35	209	370

	2006 Restated(a)
DTA maturity date 4 years	DTA maturity date 5 years	DTA maturity date 6 years	DTA maturity date between 7 and 11 years	DTA maturity date > 11 years	No maturity date	TOTAL
20	14	12	(14)	-	114	229
-	-	-	-	1	305	310
20	14	12	(14)	1	419	539
71	36	30	11	-	415	933

NOTE 19 > DERIVATIVE INSTRUMENTS

This note includes all types of derivatives excluding derivative instruments that meet the definition of equity instruments (see
Note 13 for details) or derivative instruments held by consolidated investment funds in the "satellite investment portfolio" (see
Note 1.7.2) which are recognized at fair value in accordance with IAS 39.

19.1. DERIVATIVE INSTRUMENTS: MATURITIES, NOTIONAL VALUES AND FAIR
VALUES

	Maturity of notional amount as at December 31,2008(a)						Notional amount
(in Euro million)	< 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	December 31, 2008	December 31, 2007	December 31, 2006
Interest rate swaps	11,145	10,632	5,900	5,590	6,606	58,996	98,869	70,480	68,749
Currency swaps	18,747	6,482	4,158	3,401	2,239	6,106	41,133	35,681	34,462
Basic swaps	509	17	17	17	15	284	859	220	314
Equity swaps	1,638	35	25	-	-	55	1,753	2,331	1,337
Total return swaps	3,590	2	17	6	26	1,990	5,632	7,595	6,976
SWAPS	35,629	17,168	10,116	9,014	8,887	67,432	148,246	116,307	111,837
Caps	1,530	6,600	1,401	2,344	4,987	13,004	29,865	24,128	25,382
Floors	4,300	4,320	4,515	215	215	1,505	15,071	18,353	24,308
Collars	106	-	-	-	-	-	106	1,000	-
Swaptions	1,388	1,196	1,125	516	523	4,223	8,971	8,275	11,203
Calls bought	2,023	22	3	1	-	2,503	4,552	3,371	4,760
Calls sold	1,005	206	-	-	-	-	1,211	3,032	11
Puts bought	11,941	15,414	-	59	54	568	28,037	6,369	1,463
Puts sold	2,377	-	-	-	-	-	2,377	137	2,309
OPTIONS	24,670	27,758	7,044	3,135	5,779	21,803	90,190	64,665	69,436
Forwards / Futures bought	21,208	25	_	94	_	_	21,327	8,916	12,024
Forwards / Futures sold	41,912	656	_	98	_	256	42,922	30,732	34,101
FORWARDS/ FUTURES	63,120	681	_	191	_	256	64,249	39,649	46,124
CREDIT DERIVATIVES	423	12,025	505	1,784	7,948	1,768	24,453	11,269	9,854
Other derivatives	1,257	544	158	46	219	766	2,990	1,687	638
TOTAL	125,100	58,176	17,823	14,170	22,834	92,025	330,127	233,576	237,890

NB: This table includes all derivatives (assets and liabilities), i.e. hedge, macrohedge and other, in an asset or liability positions.
(a) By convention, notional amounts are displayed in absolute value, and exclude potential netting out.

352        2008 ANNUAL REPORT

Positive fair value			Negative fair value			Net fair value
December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2008	December 31, 2007	December 31, 2006	Change in fair value 2008/2007
5,167	956	1,307	4,668	1,344	1,099	499	(388)	208	887
1,906	2,311	1,854	2,600	688	693	(694)	1,622	1,161	(2,316)
13	2	17	27	2	5	(14)	-	11	(15)
1,055	86	171	807	54	246	247	32	(75)	216
916	510	365	1,023	347	225	(107)	163	140	(270)
9,057	3,865	3,713	9,126	2,435	2,268	(69)	1,429	1,445	(1,498)
110	20	17	2	118	207	107	(98)	(190)	205
552	109	7	160	-	-	392	109	7	283
5	-	-	-	-	-	5	-	-	4
500	128	253	-	-	-	500	128	253	372
206	93	174	-	-	-	206	93	174	113
-	-	-	16	18	-	(16)	(18)	-	2
6,425	124	68	3,350	-	12	3,075	124	56	2,950
-	-	-	111	-	8	(111)	-	(8)	(111)
7,798	475	518	3,639	136	227	4,158	339	292	3,819
88	60	241	176	84	31	(87)	(24)	211	(63)
1,246	303	153	198	54	1,291	1,049	249	(1,138)	800
1,334	363	395	373	138	1,322	961	225	(927)	736
289	83	54	1,677	68	9	(1,388)	15	45	(1,403)
162	110	86	70	10	7	92	99	79	(7)
18,640	4,896	4,766	14,886	2,788	3,833	3,754	2,108	933	1,646

19.2. HEDGE ACCOUNTING DERIVATIVES

Hedging derivative instruments broke down as follows:

	December 31, 2008
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in a cash flow hedging relationship		Derivative instruments used in hedge of net investment in a foreign operation		Macro-hedges and other derivative instruments not qualifying under IAS 39 but generally used as economic hedges		Total
(in Euro million)	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	3,239	(217)	1,043	61	-	1	94,587	655	98,869	499
Currency swaps	-	-	404	42	21,558	(1,044)	19,171	308	41,133	(694)
Basic swaps	-	-	-	-	-	-	859	(14)	859	(14)
Equity swaps	1,298	259	-	-	-	-	455	(12)	1,753	247
Total return swaps	-	-	-	-	-	-	5,632	(107)	5,632	(107)
SWAPS	4,537	42	1,447	103	21,558	(1,044)	120,705	829	148,246	(69)
Caps	-	-	-	-	169	-	29,697	107	29,865	107
Floors	-	-	-	-	-	-	15,071	392	15,071	392
Collars	-	-	-	-	-	-	106	5	106	5
Swaptions	-	-	2,209	125	-	-	6,762	375	8,971	500
Calls bought	-	-	-	-	116	35	4,436	170	4,552	206
Calls sold	-	-	-	-	-	-	1,211	(16)	1,211	(16)
Puts bought	672	99	-	-	-	-	27,365	2,976	28,037	3,075
Puts sold	-	-	-	-	116	-	2,261	(111)	2,377	(111)
OPTIONS	672	99	2,209	125	401	36	86,907	3,899	90,190	4,158
Forwards / Futures bought	1,079	(42)	-	-	24	3	20,224	(49)	21,327	(87)
Forwards/Futures sold	3,245	131	-	-	159	50	39,518	868	42,922	1,049
FORWARDS/FUTURES	4,324	89	-	-	183	53	59,742	819	64,249	961
CREDIT DERIVATIVES	-	-	-	-	-	-	24,453	(1,388)	24,453	(1,388)
Other derivatives	-	-	-	-	1	-	2,989	92	2,990	92
TOTAL	9,532	230	3,656	228	22,143	(955)	294,796	4,250	330,127	3,754

NB: This table includes all derivatives (assets and liabilities), i.e. hedging, macrohedging and other, in an asset or liability position.

354        2008 ANNUAL REPORT

	December 31, 2007
	Derivative Instruments used in fair value hedging relationship		Derivative instruments used in a cash flow hedging relationship		Derivative instruments used in hedge of net investment in a foreign operation		Macro-hedges and other derivative instruments not qualifying under IAS 39 but generally used as economic hedges		Total
(in Euro million)	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	4,115	(16)	1,151	8	-	1	65,215	(381)	70,480	(388)
Currency swaps	133	-	427	26	14,163	1,510	20,958	86	35,681	1,622
Basic swaps	-	-	-	-	-	-	220	-	220	-
Equity swaps	1,754	(1)	-	-	-	-	577	32	2,331	32
Total return swaps	-	-	-	-	-	-	7,595	163	7,595	163
SWAPS	6,002	(17)	1,578	34	14,163	1,511	94,564	(99)	116,307	1,429
Caps	-	-	-	-	290	3	23,838	(101)	24,128	(98)
Floors	-	-	-	-	-	-	18,353	109	18,353	109
Collars	-	-	-	-	-	-	1,000	-	1,000	-
Swaptions	-	-	1,767	27	-	-	6,509	101	8,275	128
Calls bought	-	-	-	-	-	-	3,371	93	3,371	93
Calls sold	-	-	-	-	-	-	3,032	(18)	3,032	(18)
Puts bought	-	-	-	-	-	-	6,369	124	6,369	124
Puts sold	-	-	-	-	-	-	137	-	137	-
OPTIONS	-	-	1,767	27	290	3	62,609	309	64,665	339
Forwards / Futures bought	1,021	(38)	-	-	-	-	7,895	14	8,916	(24)
Forwards/Futures sold	3,276	79	-	-	209	(3)	27,247	173	30,732	249
FORWARDS/FUTURES	4,297	41	-	-	209	(3)	35,143	187	39,649	225
CREDIT DERIVATIVES	-	-	-	-	-	-	11,269	15	11,269	15
Other derivatives	-	-	-	-	-	-	1,687	99	1,687	99
TOTAL	10,298	24	3,345	61	14,662	1,511	205,271	512	233,576	2,108

NB: This table includes all derivatives (assets and liabilities), i.e. hedging, macrohedging and other, in an asset or liability position

	December 31, 2006
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in a cash flow hedging relationship		Derivative instruments used in hedge of net investment in a foreign operation		Macro-hedges and other derivative instruments not qualifying under IAS 39 but generally used as economic hedges		Total
(in Euro million)	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	3,728	(97)	996	59	-	-	64,025	246	68,749	208
Currency swaps	164	6	234	15	9,554	1,093	24,509	46	34,462	1,161
Basic swaps	-	-	-	-	-	-	314	11	314	11
Equity swaps	1,224	(153)	-	-	-	-	112	78	1,337	(75)
Total return swaps	-	-	-	-	-	-	6,976	140	6,976	140
SWAPS	5,117	(245)	1,230	75	9,554	1,093	95,937	522	111,837	1,445
Caps	-	-	-	-	290	3	25,092	(193)	25,382	(190)
Floors	-	-	-	-	-	-	24,308	7	24,308	7
Collars	-	-	-	-	-	-	-	-	-	-
Swaptions	-	-	2,539	94	-	-	8,665	159	11,203	253
Calls bought	-	-	-	-	1,554	46	3,206	128	4,760	174
Calls sold	-	-	-	-	-	-	11	-	11	-
Puts bought	-	-	-	-	-	-	1,463	56	1,463	56
Puts sold	-	-	-	-	1,566	(4)	743	(4)	2,309	(8)
OPTIONS	-	-	2,539	94	3,410	45	63,488	153	69,436	292
Forwards / Futures bought	872	6	-	-	208	4	10,943	201	12,024	211
Forwards/Futures sold	3,215	(35)	-	-	2,392	26	28,493	(1,129)	34,101	(1,138)
FORWARDS/FUTURES	4,088	(29)	-	-	2,600	30	39,437	(928)	46,124	(927)
CREDIT DERIVATIVES	-	-	-	-	-	-	9,854	45	9,854	45
Other derivatives	-	-	-	-	-	21	638	58	638	79
TOTAL	9,204	(274)	3,769	169	15,564	1,189	209,353	(150)	237,890	933

NB: This table includes all derivatives (assets and liabilities), i.e. hedging, macrohedging and other, in an asset or liability position

Note 4 to the consolidated financial statements refers to Risk Management within the Group, and describes its main principles and guidelines. In general, derivatives are used by the various entities and by the Company for economic hedging purposes, with the exception of certain credit derivatives. However, the notion of hedge accounting within the meaning of IAS 39 only applies to a small portion of derivatives used by the Group. The overall objectives of the economic hedging implemented by AXA are described briefly below, along with details of any items that qualify for hedge accounting in the meaning of IAS 39.

In the tables above, the fourth column includes derivatives that do not qualify for hedge accounting under IAS 39, but whose objective is nevertheless to provide economic hedging of a risk, with the exception of certain credit derivatives. They include
"macro-hedging" derivatives as defined by the IASB in its amendment to IAS 39.

AXA uses derivative instruments to hedge some equity and real estate exposures and to manage various types of risks, including interest rate risk, exchange rate risk and credit risk. Details of the impact of derivative instruments on financial investments and liabilities are provided in section 19.3 and 19.4.

As at December 31, 2008, the notional amount of all derivative instruments totaled €330 billion (€234 billion and €238 billion respectively at the end of 2007 and 2006). The €97 billion increase versus FY07 is mainly attributable to the Company (€54 billion)
notably related to the hedging program set up in order to reduce the exposure of AXA's shareholders' equity to equity investments and to limit the solvency I coverage ratio volatility. Their net fair value as at December 31, 2008 totaled €3,754 million (€2,108 million and €933 million respectively at the end of 2007 and 2006).

Economic hedging strategies are defined and managed by AXA's local operations. Such economic hedging strategies include
(i) managing interest-rate exposures on fixed maturity investments, long-term debt and guaranteed interest rates on insurance contracts, (ii) managing foreign-currency exposures on foreign-currency denominated investments and liabilities, and (iii) managing liquidity positions (including the ability to pay benefits and claims when due) in connection with asset-liability management and local regulatory requirements for insurance and banking operations.

356        2008 ANNUAL REPORT

While notional amount is the most commonly used measure of volume in the derivatives market, it is not used as a measure of risk because the notional amount greatly exceeds the possible credit and market loss that could arise from such transactions.
The AXA Group is exposed to credit risk in respect of its counterparties to the derivative instruments, but is not exposed to credit risk on the entire notional amounts. AXA actively manages counterparty risk generated by OTC (over-the-counter) derivatives through a specific Group-wide policy. This policy includes a limit framework and an exposure monitoring process. Limits are set specifically for each authorized counterparty, based on an internal scoring system. This policy also includes daily to weekly collateralization for the majority of the Group's exposure. The notional amounts do not represent the amounts actually exchanged by the parties and thus are not a measure of the AXA Group's exposure to derivative instruments. The AXA Group's exposure is represented by the market value of a derivative contract at a given point in time.

As at December 31, 2008 and based on notional amounts, (i) 45% of the derivative instruments used consisted in swap contracts
(50% and 47% respectively at the end of 2007 and 2006), (ii) 27% were option products, mainly caps, floors and collars (28% and
29% respectively at the end of December 2007 and 2006), (iii) 20% were futures and forwards, mainly other than foreign currency products (17% and 19% respectively at the end of 2007 and 2006) and (iv) 7% were credit derivatives (5% and 4% respectively at the end of 2007 and 2006). Credit derivatives are mainly used as an alternative to corporate debt security portfolios, when coupled with government debt securities, but also as a protection on single corporate names or specific portfolios.

As at December 31, 2008, the notional amount of hedging derivative instruments as defined by IAS 39 (fair value, cash flow and net investment hedges) of the AXA Group totaled €35,331 million (€28,305 million at the end of 2007 and €28,537 million at the end of 2006). Their net fair value was €-497 million (€1,596 million at the end of 2007 and €1,083 million at the end of 2006).

a) Swaps

Swap contracts are agreements between two parties to exchange one set of cash flows for another set of cash flows. Payments are made on the basis of the swap's notional value. AXA primarily uses (i) interest-rate swap contracts to manage cash flows arising from interest received or paid, and (ii) currency swap contracts to manage foreign-currency denominated cash flows or investments.

On a consolidated basis, the notional amount of such instruments at December 31, 2008 was €148,246 million (€116,307 million at the end of 2007 and €111,837 million at the end of 2006). Their market value was €-69 million (€1,429 million at the end of
2007 and €1,445 million at the end of 2006).

At December 31, 2008, interest-rate swaps accounted for 67% of all swaps used by AXA (versus 61% at the end of 2007 and
2006). They are used mainly by:

(i) the Company to limit its interest-rate exposure on debt issued or amounts borrowed (notional value of €60,338 million compared to €46,481 million and €39,602 million respectively at the end of 2007 and 2006),

(ii) AXA Bank Europe to hedge interest-rate risk exposures arising in the context of its ordinary banking activities, in order to achieve an appropriate interest-rate spread between its interest-earning assets and interest-bearing liabilities (notional value of €8,470 million versus €10,799 million and €11,864 million respectively at the end of 2007 and 2006, the decrease being mainly due to negative difference between the total notional amount of new trading deals and the matured ones),

(iii) AXA Germany Life & Savings (notional amount of €8,136 million versus €884 million and €423 million at the end of 2007 and
2006 respectively) due to the active financial risk management program associated with the guaranteed minimum benefits on variable annuity products,

(iv) AXA Japan (notional amount of €4,751 million versus €3,226 million and €4,202 million respectively at the end of 2007 and
2006) to limit its risk exposure to interest-rate on its invested assets (debt securities held directly and through consolidated mutual funds). The increase in notional value in 2008 at AXA Japan was mainly driven by the sales of Accumulator-type products,

(v) AXA France Life & Savings (notional amount of €4,715 million versus €2,552 million and €2,702 million at the end of 2007 and 2006) to adjust the duration of the fixed income portfolio and to benefit from long term interest rate, and

(vi) the United States Life & Savings (notional amount of €3,183 million versus €85 million and €0 million at the end of 2007 and
2006 respectively) to reduce the economic impact of unfavorable changes to the Variable Annuity guarantees' exposures attributable to movements in the equity and fixed income markets.

Currency swaps constitute another part of AXA's hedging strategies to manage foreign currency cash flow exposures, and are primarily used by the Company (€36,615 million at end 2008 versus €28,698 million and €21,968 million respectively at the end of 2007 and 2006) and by AXA Japan mainly to hedge the foreign currency exposure related to internal debts and loans
(€1,475 million versus €1,259 million and €3,071 million respectively at the end of 2007 and 2006).

At December 31, 2008, 81% of the total notional amount of swaps did not qualify for hedge accounting under IAS 39 (81% at the end of 2007 and 86% at the end of 2006), and included €75,573 million for the Company (€61,291 million at the end of 2007 and €51,203 million at the end of 2006), €10,352 million for AXA Bank Europe (versus €13,901 million at the end of 2007 and
€16,728 million at the end of 2006) mainly composed of interest-rate swaps and total return swaps that generate short-term profit, and €7,871 million for AXA Germany Life & Savings (versus €618 million and €1,083 million respectively at the end of 2007 and 2006) due to the active financial risk management program associated with the guaranteed minimum benefits on variable annuity products.

The notional amounts of swaps used in fair value hedge relationships totaled €4,537 million as at December 31,2008 (€6,002 million at the end of 2007 and €5,117 million at the end of 2006), including €2,682 million of interest rate swaps for AXA Bank Europe to hedge a portfolio interest risk and €843 million for AXA Japan (mainly including €444 million of equity swaps and €400 million of interest rate swaps on directly-held Euro debt securities).

The notional amounts of swaps used in cash flow hedge relationships totaled €1,447 million (€1,578 million at the end of 2007 and €1,230 million at the end of 2006), including €581 million in Germany Life & Savings in CDO investments and €501 million of interest-rate swaps in Belgium Life & Savings.

The notional amounts of swaps used in net foreign investment hedge relationships totaled €21,558 million (€14,163 million at the end of 2007 and €9,554 million at the end of 2006), including €21,508 million of currency swaps used by the Company.

b) Options

The option portfolio consists mainly of caps and floors. Interest rate caps and floors are option-like agreements where the seller agrees to pay the counterparty an amount equal to the difference, based on a notional amount, between the interest rate of the specified index and the interest rate cap or floor. These products are used to hedge against interest rate increases (caps) or decreases (floor). Caps and floors are used predominantly by the United States to hedge interest rates on contracts with guaranteed rates of return and by French Life & Savings operations to serve policyholder participation in an interest rate increase context.

The notional amount of interest rate caps and floors at December 31, 2008 was €44,936 million or 50% of the total notional amount of all options (€42,481 million or 66% and €49,690 million or 72% respectively at the end of 2007 and 2006), the increase being mainly attributable to (i) AXA SA (€+2,600 million) to cover the Group against inflation risk borne by the Property & Casualty business, and (ii) AXA France Life & Savings (€+1,868 million) to protect portfolio yield against an interest rate increase, partly offset by (iii) €-3,282 million in the United States due to the expiration of one floor contract. The net fair value of caps and floors was €500 million (€11 million at the end of 2007 and €-184 million at the end of 2006).

Swaptions represented 10% of the total notional amount of options as at December 31, 2008, mainly (i) in Switzerland Life &
Savings for €2,235 million (€2,767 million at the end of 2007) including €2,209 million (€1,767 million at the end of 2007) used to hedge the reinvestment risk in the Swiss Individual Life & Savings business, (ii) in Germany Life & Savings (€2,000 million in 2008 versus €1,500 million at the end of 2007) to hedge interest rate risk, (iii) in Belgium Life & Savings for €1,975 million to hedge against a fall in rates in the traditional life fund and in a specific corporate life fund (€1,147 million and €627 million respectively) and against the risk of customer higher surrenders following an increase in interest rates in segregated funds (Crest for €200 million), and €1,968 million at AXA Bank Europe to hedge variable mortgages which are characterized by an embedded cap that can be activated at each repricing date of the loan.

At the end of 2008, the US Life & Savings had €1,254 million open exchange-traded options on the S&P 500 index to mature on January 19, 2010, consisting of a long put and short call on the index with strike prices of 881.7 and 1,021.21, respectively, and a short put position at 613.5. These positions were established in the fourth quarter of 2008 to mitigate the adverse effects of equity market declines on AXA Equitable statutory reserves and protect downside equity exposure to 30% but limit the opportunity for upside to approximately 16%. At December 31, 2008, these positions were out of the money.

c)  Futures and Forwards

Futures are contracts that obligate settlement at a specified price and on a specified future date and can be traded on the market. Forwards are customized contracts between 2 entities where settlement takes place on a specific date in the future at today's pre-agreed price.

On a consolidated basis, the notional amount of futures and forwards at December 31, 2008 was €64,249 million (€39,649 million at the end of 2007 and €46,124 million at the end of 2006). Their market value was €961 million (€225 million at the end of
2007 and €-927 million at the end of 2006). AXA's United States insurance operations use futures for a total notional amount of
€24,780 million (versus €4,204 million in 2007 and €2,684 million in 2006), the change in notional amount versus 2007 being due to an increase in the hedging activity related to the GMxB dynamic risk hedging program. Swiss entities also held future and forward contracts for a total notional amount of €20,841 million (€16,780 million at the end of 2007), including €4,324 million
(€4,297 million at the end of 2007) designated as fair value hedges and €16,517 million (€12,483 million at the end of 2007) that did not qualify for hedge accounting under IAS 39.

Currency future and forward contracts accounted for 55% of these instruments (based on notional amounts at December 31,
2008), compared to 76% at the end of 2007 and 81% at the end of 2006. Swiss entities use such contracts for a total notional amount of €20,796 million, including €4,234 million designated as fair value hedges, to hedge exchange-rate risk arising from their investments in equities and debt securities denominated in foreign currency (mainly € and US$). AXA Japan also uses futures and forward foreign currency contracts (for a total notional amount of €6,641 million) to hedge exchange-rate risk arising from its investments in US and European fixed-maturity debt securities, mainly held in controlled funds. In accordance with IAS 21 and
IAS 39, the translation difference relating to these debt securities is recognized in profit & loss and offsets most of the change in market value of associated derivative instruments, which is also recognized in profit & loss. In substance, therefore, these contracts act as hedges without the need to use hedge accounting within the meaning of IAS 39.

358        2008 ANNUAL REPORT

Other futures were predominantly used by insurance operations to hedge future operating margins.

As a result, 93% of the notional value of futures and forwards at the end of 2008 were used in hedging relationships that do not qualify for hedge accounting under IAS 39 (89% and 86% respectively at the end of 2007 and 2006).

d) Credit derivatives

The AXA Group, as part of its investment and credit risk management activities, may use strategies that involve credit derivatives
(Credit Default Swaps or CDS), which are mainly used as an alternative to corporate debt security portfolios, when coupled with government debt securities, but also as a protection on single corporate names or specific portfolios.

At December 31, 2008, the notional amount of credit derivatives carried by the Group was €30,873 million (including €8,148 million held through CDOs), of which:

•  €6,420 million relating to exposures held within investment funds of the "satellite investment portfolio" (see Note 1.7.2) not detailed in this note. Such credit default swaps were used mainly in France (€5,286 million) and Belgium (€885 million).

•  €24,453 million held directly or within "core investment portfolio" or CDOs with a fair value of €-1,388 million detailed in the present note. Such credit derivatives were mainly used at AXA Japan on highly rated debt securities to enhance the returns on its portfolio (€11,618 million at the end of 2008 versus €4,253 million at the end of 2007 and €4,676 million at the end of
2006).

e)  Mortality derivatives

On November 13, 2006, AXA announced a €1 billion pluri-annual shelf program to transfer mortality risk to the capital markets, of which approximately €345 million (converted at the transaction date) was invested in 2006. This risk transfer resulted in a derivative contract between AXA and a special purpose vehicle called Osiris Capital plc, indexed to the mortality levels observed in various countries in which AXA operates (France, Japan, Australia and the United States for the 2006 investment). It is shown under the line item "Other derivatives".

19.3. EFFECT OF HEDGING ON FINANCIAL INVESTMENTS

The impact of derivative instruments is presented in the balance sheet within their related underlying financial assets (and liabilities, see section 19.4). The table below sets out the impact of derivative instruments on the related underlying assets.

		Insurance
(in Euro million)	Carrying value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Carrying value including effect of derivatives(d)
Investment property at amortized cost	12,793	-	66	12,859
Investment property designated as at fair value through profit or loss	2,398	-	-	2,398
Macro hedge and other derivatives	-	-	-	-
Investment properties	15,190	-	66	15,256
Debt securities held to maturity	-	-	-	-
Debt securities available for sale	254,720	195	549	255,465
Debt securities designated as at fair value through profit or loss	44,336	-	(137)	44,199
Debt securities held for trading	102	-	-	102
Debt securities (at cost) that are not quoted in an active market	1,212	-	-	1,212
Debt securities	300,371	195	413	300,978
Equity securities available for sale	14,768	353	346	15,468
Equity securities designated as at fair value through profit or loss	10,460	-	43	10,503
Equity securities held for trading	28	-	61	89
Equity securities	25,257	353	450	26,060
Non controlled investment funds available for sale	5,336	(5)	4	5,336
Non controlled investment funds designated as at fair value through profit or loss	2,177	-	10	2,187
Non controlled investment funds held for trading	147	-	-	147
Non controlled investment funds	7,661	(5)	14	7,670
Other investments(f)	6,274	-	79	6,353
Macro hedge and other derivatives	110	-	-	110
TOTAL FINANCIAL INVESTMENTS	339,671	544	955	341,170
Loans held to maturity	-	-	-	-
Loans available for sale	728	-	14	743
Loans designated as at fair value through profit or loss	45	-	-	45
Loans held for trading	-	-	-	-
Mortgage loans	13,751	-	-	13,751
Other(e)	11,106	-	62	11,168
Macro hedge and other derivatives	-	-	-	-
Loans	25,630	-	76	25,706
Assets backing contracts where the financial risk is borne by policyholders	131,941	-	49	131,990
TOTAL INVESTMENTS	512,433	544	1,146	514,123
Derivative instruments hedging net investment in a foreign operation (assets)(g)	-	-	-	-

(a)  Carrying value, i.e net of impairment, discount premiums and related amortization, including accrued interest, but excluding any impact of derivatives.

(b)  Excluding macro hedge and other derivatives.

(c)  Macro hedge and other derivatives.

(d) Carrying value (see (a)), but including effect of hedging instruments (IAS 39), economic hedging instruments not acting as hedging under IAS 39, macrohedge and other derivatives.

(e)  Notably includes policy loans, lease receivables and other loans.

(f)  Other investments held through consolidated investment funds designated as at fair value through profit or loss.

(g)  Derivatives instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

360       2008 ANNUAL REPORT

December 31,2008
Banking and other activities				Total
Carrying value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Carrying value including effect of derivatives(d)	Carrying value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Carrying value including effect of derivatives(d)
2,306	-	-	2,306	15,099	-	66	15,165
-	-	-	-	2,398	-	-	2,398
-	-	-	-	-	-	-	-
2,306	-	-	2,306	17,497	-	66	17,562
-	-	-	-	-	-	-	-
3,913	(19)	-	3,894	258,633	177	549	259,359
182	-	(125)	57	44,518	-	(262)	44,256
1,040	-	(164)	875	1,141	-	(164)	977
-	-	-	-	1,212	-	-	1,212
5,135	(19)	(290)	4,826	305,505	177	123	305,805
1,457	-	2,502	3,959	16,226	353	2,848	19,427
255	3	-	259	10,715	3	43	10,761
179	-	-	179	207	-	61	268
1,891	3	2,502	4,396	27,148	357	2,952	30,456
76	-	-	76	5,413	(5)	4	5,412
63	-	-	63	2,241	-	10	2,250
-	-	-	-	147	-	-	147
140	-	-	140	7,801	(5)	14	7,810
13	-	-	13	6,286	-	79	6,365
4	-	-	4	114	-	-	114
7,183	(15)	2,212	9,380	346,854	529	3,167	350,550
-	-	-	-	-	-	-	-
64	-	-	64	792	-	14	807
-	-	-	-	45	-	-	45
7	-	-	7	7	-	-	7
1	-	-	1	13,752	-	-	13,752
849	-	-	849	11,955	-	62	12,017
8	-	-	8	8	-	-	8
929	-	-	929	26,559	-	76	26,635
-	-	-	-	131,941	-	49	131,990
10,418	(15)	2,212	12,615	522,852	529	3,358	526,738
-	-	-	-	-	-	-	-

		Insurance
(in Euro million)	Carrying value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Carrying value including effect of derivatives(d)
Investment property at amortized cost	12,025	-	20	12,045
Investment property designated as at fair value through profit or loss	4,137	-	-	4,137
Macro hedge and other derivatives	-	-	-	-
Investment properties	16,161	-	20	16,182
Debt securities held to maturity	-	-	-	-
Debt securities available for sale	241,220	(9)	556	241,766
Debt securities designated as at fair value through profit or loss	55,095	-	58	55,152
Debt securities held for trading	123	-	(3)	120
Debt securities (at cost) that are not quoted in an active market	-	-	-	-
Debt securities	296,438	(9)	610	297,039
Equity securities available for sale	33,249	37	64	33,350
Equity securities designated as at fair value through profit or loss	19,322	-	-	19,322
Equity securities held for trading	127	-	-	127
Equity securities	52,697	37	64	52,799
Non controlled investment funds available for sale	3,446	3	-	3,449
Non controlled investment funds designated as at fair value through profit or loss	2,260	-	38	2,298
Non controlled investment funds held for trading	135	-	-	135
Non controlled investment funds	5,841	3	38	5,882
Other investments(f)	4,352	-	6	4,358
Macro hedge and other derivatives	(27)	-	-	(27)
TOTAL FINANCIAL INVESTMENTS	359,301	32	719	360,051
Loans held to maturity	-	-	-	-
Loans available for sale	926	-	-	926
Loans designated as at fair value through profit or loss	39	-	-	39
Loans held for trading	-	-	-	-
Mortgage loans	12,817	-	-	12,817
Other(e)	11,370	-	24	11,395
Macro hedge and speculative derivatives	-	-	-	-
Loans	25,152	-	24	25,177
Assets backing contracts where the financial risk is borne by policyholders	182,726	-	101	182,827
TOTAL INVESTMENTS	583,340	32	865	584,237
Derivative instruments hedging net investment in a foreign operation (assets)(g)	-	-	-	-

(a) Carrying book value, i.e net of impairment, discount premiums and related amortization, including accrued interest, but excluding any impact of derivatives.

(b)  Excluding macro hedge and other derivatives.

(c)  Macro hedge and other derivatives.

(d)  Carrying book value (see (a)), but including effect of hedging instruments (IAS 39), economic hedging instruments not acting as hedging under IAS 39, macrohedge and other derivatives.

(e)  Notably includes policy loans, lease receivables and other loans.

(f)  Other investments held through consolidated investment funds designated as at fair value through profit or losss.

(g)  Derivatives instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

362       2008 ANNUAL REPORT

December 31,2007
Banking and other activities				Total
Carrying value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Carrying value including effect of derivatives(d)	Carrying value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Carrying value including effect of derivatives(d)
1,776	-	-	1,776	13,801	-	20	13,821
-	-	-	-	4,137	-	-	4,137
-	-	-	-	-	-	-	-
1,776	-	-	1,776	17,937	-	20	17,958
-	-	-	-	-	-	-	-
4,933	1	-	4,935	246,153	(8)	556	246,701
832	-	(11)	822	55,927	-	47	55,974
1,042	-	(23)	1,019	1,165	-	(26)	1,139
-	-	-	-	-	-	-	-
6,808	1	(34)	6,775	303,246	(8)	577	303,814
2,550	-	(5)	2,546	35,799	37	59	35,896
271	-	-	271	19,593	-	-	19,593
325	-	-	325	452	-	-	452
3,146	-	(5)	3,141	55,843	37	59	55,940
142	-	-	142	3,588	3	-	3,591
134	-	-	134	2,394	-	38	2,433
8	-	-	8	143	-	-	143
284	-	-	284	6,124	3	38	6,166
166	-	-	166	4,518	-	6	4,524
1,312	-	-	1,312	1,285	-	-	1,285
11,716	1	(38)	11,679	371,016	33	681	371,730
-	-	-	-	-	-	-	-
41	-	-	41	968	-	-	968
1	-	-	1	40	-	-	40
77	-	-	77	77	-	-	77
1	-	-	1	12,818	-	-	12,818
121	-	-	121	11,491	-	24	11,515
7	-	-	7	7	-	-	7
248	-	-	248	25,400	-	24	25,425
-	-	-	-	182,726	-	101	182,827
13,740	1	(38)	13,703	597,080	33	827	597,939
-	-	-	-	-	-	-	-

	Insurance
(in Euro million)	Carrying value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Carrying value including effect of derivatives(d)
Investment property at amortized cost	13,260	-	-	13,260
Investment property designated as at fair value through profit or loss	5,364	-	-	5,364
Macro hedge and other derivatives	-	-	-	-
Investment properties	18,625	-	-	18,625
Debt securities held to maturity	-	-	-	-
Debt securities available for sale	241,652	(83)	(311)	241,258
Debt securities designated as at fair value through profit or loss	49,520	-	71	49,591
Debt securities held for trading	71	-	23	94
Debt securities (at cost) that are not quoted in an active market	10	-	-	10
Debt securities	291,253	(83)	(217)	290,953
Equity securities available for sale	35,761	(149)	(8)	35,604
Equity securities designated as at fair value through profit or loss	22,076	(25)	-	22,050
Equity securities held for trading	142	-	-	142
Equity securities	57,979	(175)	(8)	57,797
Non controlled investment funds available for sale	4,593	6	-	4,599
Non controlled investment funds designated as at fair value through profit or loss	2,321	13	(15)	2,319
Non controlled investment funds held for trading	80	-	-	80
Non controlled investment funds	6,994	19	(15)	6,998
Other investments(f)	3,145	-	(1)	3,144
Macro hedge and other derivatives	(175)	-	-	(175)
TOTAL FINANCIAL INVESTMENTS	359,197	(238)	(241)	358,718
Loans held to maturity	-	-	-	-
Loans available for sale	819	-	5	824
Loans designated as at fair value through profit or loss	378	-	-	378
Loans held for trading	-	-	-	-
Mortgage loans	13,077	-	2	13,079
Other(e)	14,589	-	(11)	14,578
Macro hedge and speculative derivatives	-	-	-	-
Loans	28,864	-	(4)	28,860
Assets backing contracts where the financial risk is borne by policyholders	176,479	-	83	176,562
TOTAL INVESTMENTS	583,164	(238)	(162)	582,765
Derivative instruments hedging net investment in a foreign operation (assets)(g)	-	-	-	-

(a) Carrying book value, i.e net of impairment, discount premiums and related amortization, including accrued interest, but excluding any impact of derivatives.

(b)  Excluding macro hedge and other derivatives.

(c)  Macro hedge and other derivatives.

(d) Carrying book value (see (a)), but including effect of hedging instruments (IAS 39), economic hedging instruments not acting as hedging under IAS 39.
macrohedge and other derivatives.

(e)  Notably includes policy loans, lease receivables and other loans.

(f)  Other investments held through consolidated investment funds designated as at fair value through profit or loss.

(g)  Derivatives instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

(h) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items affecting the allocation of Winterthur purchase price.

364       2008 ANNUAL REPORT

December 31,2006 Restated(h)
Banking and other activities				Total
Carrying value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Carrying value including effect of derivatives(d)	Carrying value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Carrying value including effect of derivatives(d)
548	-	-	548	13,808	-	-	13,808
608	-	-	608	5,972	-	-	5,972
-	-	-	-	-	-	-	-
1,156	-	-	1,156	19,780	-	-	19,780
-	-	-	-	-	-	-	-
5,645	-	-	5,645	247,297	(83)	(311)	246,903
186	-	(4)	182	49,706	-	67	49,772
1,172	-	31	1,203	1,244	-	54	1,297
1	-	-	1	11	-	-	11
7,005	-	26	7,031	298,258	(83)	(191)	297,984
2,744	-	(11)	2,733	38,505	(149)	(19)	38,337
123	-	-	123	22,198	(25)	-	22,173
332	-	-	332	474	-	-	474
3,199	-	(11)	3,187	61,178	(175)	(19)	60,984
226	-	-	226	4,819	6	-	4,825
155	-	-	155	2,476	13	(15)	2,474
33	-	-	33	113	-	-	113
414	-	-	414	7,407	19	(15)	7,412
-	-	-	-	3,145	-	(1)	3,144
875	-	-	875	701	-	-	701
11,492	-	15	11,507	370,689	(238)	(226)	370,225
-	-	-	-	-	-	-	-
26	-	-	26	845	-	5	850
2,815	-	(48)	2,768	3,194	-	(47)	3,146
227	-	-	227	227	-	-	227
13	-	-	13	13,090	-	2	13,092
591	-	-	591	15,181	-	(11)	15,170
8	-	-	8	8	-	-	8
3,680	-	(48)	3,632	32,544	-	(52)	32,492
-	-	-	-	176,479	-	83	176,562
16,328	-	(33)	16,295	599,492	(238)	(195)	599,059
-	-	-	-	-	-	-	-

19.4. EFFECT OF HEDGING ON LIABILITIES

The impact of derivative instruments is presented in the balance sheet within their related underlying financial liabilities (and assets, see section 19.3). The tables below set out the impact of derivative instruments on the related underlying liabilities.

19.4.1. Liabilities arising from insurance and investment contracts

	December 31, 2008
(in Euro million)	Net carrying value excluding effect of hedging value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effects of derivatives
Liabilities arising from insurance contracts(a)	330,555	-	(1,083)	329,473
Liabilities arising from insurance contracts where the financial risk is borne by policyholders	85,916	_	(84)	85,831
Total liabilities arising from insurance contracts	416,471	-	(1,167)	415,304
Liabilities arising from investment contracts with discretionary participating features(a)	38,081	_	_	38,081
Liabilities arising from investment contracts with no discretionary participating features	1,295	_	_	1,295
Liabilities arising from investment contracts where the financial risk is borne by policyholders	46,520	_	_	46,520
Total liabilities arising from investment contracts	85,896	-	-	85,896
Macro hedge derivative instruments on insurance and investment contracts (liabilities)	_	_	(7)	_

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

19.4.2. Other financial liabilities

	December 31, 2008
	Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effects of derivatives
Subordinated debt	6,208	(95)	621	6,734
Financing debt instruments issued	6,666	(51)	(52)	6,564
Financing debt owed to credit institutions	1,216	-	-	1,216
Financing debt(b)	14,090	(145)	570	14,514
Deferred tax liability	3,609	-	-	3,609
Minority interest of controlled investment funds and puttable instruments held by minority interests holders	5,108	_	_	5,108
Other debt instruments issued, notes and bank overdrafts	6,644	26	6	6,676
Payables arising from direct insurance and inward reinsurance operations	7,167	-	7	7,174
Payables arising from outward reinsurance operations	6,211	-	-	6,211
Payables arising from banking activities(b)	20,059	-	831	20,890
Payables - current tax	2,130	-	-	2,130
Other payables	39,877	19	(3)	39,892
Derivatives relating to other financial liabilities			-	-
Payables(c)	87,197	44	841	88,082
Derivative instruments hedging net investment in a foreign operation (liabilities)(d)	_	_	_	_

(a)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

(b) Financing debt, other debt instruments issued, notes and bank overdrafts, and Payables arising from banking activities issued are disclosed in the balance sheet net of the impact of derivatives. As a result, the amount showing in the column "value including effect of derivatives" is their carrying value.

(c)  Other debts are presented excluding the effect of derivatives on the face of the balance sheet.

(d)  Derivative instruments used to hedge the net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

366       2008 ANNUAL REPORT

December 31,2007				December 31, 2006 Restated (a)
Net carrying value excluding effect of hedging value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effects of derivatives	Net carrying value excluding effect of hedging value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effects of derivatives
310,709	-	(98)	310,611	323,361	(21)	(67)	323,274
113,654	_	_	113,654	108,984	_	_	108,984
424,363	-	(98)	424,265	432,345	(21)	(67)	432,258
40,121	_	(102)	40,019	32,606	_	_	32,606
1,452	_	_	1,452	1,121	_	(62)	1,059
69,587	_	_	69,587	67,673	_	_	67,673
111,161	-	(102)	111,059	101,399	-	(62)	101,338
_	_	13	_	_	_	(13)

December 31,2007				December 31, 2006 Restated (a)
Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effects of derivatives	Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effects of derivatives
6,173	(531)	504	6,146	6,168	(648)	43	5,563
4,698	(106)	(57)	4,535	3,894	(127)	(79)	3,688
175	-	-	175	95	-	-	95
11,046	(637)	447	10,856	10,158	(775)	(36)	9,347
5,534	-	-	5,534	6,823	-	-	6,823
7,751	_	_	7,751	7,224	_	_	7,224
6,258	2	-	6,260	8,714	(3)	-	8,711
7,033	(14)	-	7,018	7,947	-	-	7,947
6,024	-	-	6,024	5,849	-	-	5,849
18,443	-	271	18,713	16,817	-	175	16,992
2,394	-	-	2,394	2,055	-	-	2,055
43,693	8	26	43,727	41,074	(2)	121	41,194
		120	120			5	5
91,595	(4)	417	92,008	89,680	(5)	301	89,976
_	_	_	_	_	_	_	_

19.5. BREAKDOWN OF DERIVATIVE INSTRUMENTS BY VALUATION METHOD

	December 31, 2008
(in Euro million)	Fair value determined directly by reference to an active market (1)	Fair value estimated using valuation techniques (2)	Total
Derivative instruments on investments (hedge accounting)	77	452	529
Other derivative instruments on investments(a)	518	2,840	3,358
Macro hedge on investments	135	(13)	122
Total - derivative instruments relating to investments	730	3,279	4,008
Derivatives (hedge accounting) - Reinsurance	-	-	-
Other derivatives - Reinsurance(a)	-	-	-
Macro hedge - Reinsurance	-	-	-
Total - derivative instruments relating to insurance and investment contracts	_	_	_
Derivatives on other receivables (hedge accounting)	(138)	-	(138)
Other derivatives on other receivables	2	(2)	-
Macro hedge - asset	-	19	19
Total derivative instruments relating to other receivables	(137)	17	(120)
Total net value of derivative instruments - assets (1)			3,888
Derivatives on insurance & investment contracts (hedge accounting)	-	-	-
Other derivatives on insurance & investment contracts(a)	(25)	(1,144)	(1,169)
Macro hedge derivatives on insurance and investment contracts	(7)	-	(7)
Total derivative instruments relating to insurance and investment contracts	(32)	(1,144)	(1,176)
Derivative instruments relating to financing debt and other financial liabilities (hedge accounting)	44	(145)	(101)
Other derivative instruments relating to financing debt and other financial liabilities	3	577	580
Derivative instruments relating to financing debt, operating debt and other financial liabilities	46	432	479
Macro hedge banking activities and other derivatives	103	728	831
Total net value of derivative instruments - liabilities (2)			134
Net fair value (1)-(2)			3,754

(a) Other derivatives instruments that do not qualify for hedge accounting according to IAS 39.

(1) and (2) refer to Note 9.9 regarding the principles applied by the Group in order to proceed with the classification of financial assets into the IAS 39 fair value hierarchy categories.

368        2008 ANNUAL REPORT

December 31, 2007			December 31, 2006
Fair value determined directly by reference to an active market (1)	Fair value estimated using valuation technique (2)	Total	Fair value determined directly by reference to an active market (1)	Fair value estimated using valuation technique (2)	Total
54	(22)	33	67	(305)	(238)
293	533	827	64	(258)	(195)
956	335	1,292	7	701	708
1,304	847	2,151	138	138	276
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
_	_	_	_	_	_
-	(9)	(9)	-	(19)	(19)
-	1	1	-	-	-
-	-	-	-	-	-
-	(8)	(8)	-	(19)	(19)
		2,143			257
-	-	-	(21)	-	(21)
(27)	(174)	(201)	1	(130)	(129)
-	13	13	-	(13)	(13)
(27)	(160)	(187)	(19)	(143)	(163)
(626)	(15)	(642)	2	(781)	(780)
510	83	593	16	75	90
(116)	68	(48)	17	(707)	(689)
-	271	271	-	175	175
		35			(677)
		2,108			933

NOTE 20 > REVENUES BY SEGMENT AND NET REVENUES
FROM BANKING ACTIVITIES

20.1. TOTAL REVENUES

TOTAL REVENUES(a) (in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006(c)
LIFE & SAVINGS	57,977	59,845	49,952
Of which direct premiums	53,731	55,330	45,998
Of which reinsurance assumed	2,340	2,442	2,270
Of which fees and charges on investment contracts with no participation features	662	740	608
Of which revenues from other activities	1,244	1,332	1,076
France	14,271	15,045	14,797
United States	13,755	16,243	15,389
United Kingdom	3,549	4,628	4,292
Japan	4,628	5,116	5,027
Germany	6,233	6,200	3,681
Switzerland	4,482	4,116	-
Belgium	2,559	3,072	2,512
Mediterranean and Latin American Region	4,813	1,918	-
Other countries	3,688	3,507	4,255
PROPERTY & CASUALTY	26,039	25,016	19,510
Of which direct premiums	25,807	24,727	19,280
Of which reinsurance assumed	130	210	179
Of which revenues from other activities	102	79	52
France	5,595	5,330	5,187
Germany	3,530	3,506	2,745
United Kingdom and Ireland	4,420	5,076	4,721
Switzerland	2,017	1,974	-
Belgium	2,139	2,112	1,511
Mediterranean and Latin American Region	6,414	5,276	-
Other countries	1,925	1,743	5,347
INTERNATIONAL INSURANCE	2,841	3,568	3,716
Of which direct premiums	2,076	7,975	7,792
Of which reinsurance assumed	638	7,492	7,780
Of which revenues from other activities	187	767	744
AXA Corporate Solutions Assurance	1,954	1,805	1,689
AXA Cessions	50	67	56
AXA Assistance	751	699	621
Other	86	996	1,351
ASSET MANAGEMENT	3,947	4,863	4,406
AllianceBernstein	2,511	3,130	2,961
AXA Investment Managers	1,436	1,732	1,445
BANKING	412	339	377
AXA Banque	102	85	57
AXA Bank Europe	248	216	21
German banks	11	19	293
Other Banks	51	20	6
HOLDINGS(b)	5	2	4
TOTAL	91,221	93,633	77,966

(a)  Net of intercompany eliminations.

(b) Includes SPEs and CDOs previously disclosed in the Other Financial services segment which was renamed "Banking".

(c) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

370       2008 ANNUAL REPORT

Given the Group's scale and diversity, none of its clients' accounts for more than 10% of its business.

20.2. SEGMENT INFORMATION

20.2.1. Life & Savings

	December 31, 2008			December 31, 2007			December 31, 2006 Restated(c)(d)
(in Euro million)	Gross written premiums	Liabilities arising from insurance contracts(a)	Liabilities arising from investment contracts(a)	Gross written premiums	Liabilities arising from insurance contracts(a)	Liabilities arising from investment contracts(a)	Gross written premiums	Liabilities arising from insurance contracts(a)|	Liabilities arising from investment contracts(a)
Retirement/annuity/investment contracts (individual)	25,829	160,150	38,203	28,264	172,219	42,716	26,038	172,276	34,705
Retirement/annuity/investment contracts (group)	2,861	27,549	7,362	3,388	23,287	6,909	2,986	22,880	7,445
Life contracts (including endowment contracts)	18,661	142,948	356	18,095	143,163	910	12,837	152,432	1,464
Health contracts	6,200	16,388	-	5,966	13,989	-	4,468	12,772	-
Other	2,520	11,095	-	2,059	13,688	-	1,938	14,014	-
SUB-TOTAL	56,071	358,131	45,921	57,773	366,345	50,536	48,268	374,374	43,613
Fees and charges relating to investment contracts with no participating features(b)	662		39,975	740	_	60,625	608	_	57,243
Fees, commissions and other revenues	1,244			1,332	-	-	1,076	-	-
TOTAL	57,977	358,131	85,896	59,845	366,345	111,161	49,952	374,374	100,856
Contracts with financial risk borne by policyholders (unit-linked)	18,435	85,916	46,520	21,529	113,654	69,587	18,512	108,984	67,129
UK with-profits business	706	12,122	5,374	976	17,761	8,515	941	20,358	10,323

(a)  Excludes liabilities relating to unearned revenues and fees, and policyholder bonuses, along with derivatives relating to insurance and investment contracts.

(b) Relates to liabilities arising from investment contracts without discretionary participation features and investment contracts without discretionary participation features where the financial risk is borne by policyholders.

(c)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

(d) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

20.2.2. Property & Casualty

	Gross written premiums (b)			Liabilities arising from insurance contracts
(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006	December 31,2008	December 31, 2007	December 31, 2006 Restated(a)
Personal lines	15,672	15,181	12,018	24,060	24,182	23,656
Motor	9,053	8,709	6,560	15,349	15,446	14,835
Property damage	3,745	3,564	3,016	3,240	3,219	3,059
Health	1,120	1,107	937	896	1,442	1,488
Other	1,754	1,801	1,505	4,575	4,075	4,274
Commercial lines	9,887	9,411	7,166	22,565	22,016	21,682
Motor	1,877	1,618	1,349	2,885	2,698	2,679
Property damage	2,679	2,740	2,204	3,012	3,075	2,748
Liability	1,662	1,740	1,390	6,717	6,950	7,244
Health	1,679	1,558	852	3,054	2,799	2,757
Other	1,989	1,755	1,370	6,896	6,494	6,254
Other	378	345	275	731	873	872
SUB-TOTAL	25,937	24,937	19,459	47,356	47,072	46,210
Fees, commissions and other revenues	102	79	52
TOTAL	26,039	25,016	19,510	47,356	47,072	46,210

(a)  In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

(b) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

20.2.3. International Insurance

	Gross written premiums			Liabilities arising from insurance contracts
(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006	December 31,2008	December 31, 2007	December 31, 2006
Property	526	957	1,132	1,604	1,943	2,288
Motor, Marine, Aviation	805	956	977	2,980	3,144	3,294
Casualty/Liability	410	467	493	3,649	3,846	3,935
Other	913	1,027	969	2,751	2,013	2,786
SUB-TOTAL	2,654	3,407	3,572	10,985	10,946	12,304
Fees, commissions and other revenues	187	161	144
TOTAL	2,841	3,568	3,716	10,985	10,946	12,304

372       2008 ANNUAL REPORT

20.2.4. Liabilities arising from insurance contracts in the Property & Casualty and International Insurance
segments

	December 31,2008
(in Euro million)	Claims reserves	IBNR	Claim expense reserves	Claim expense reserve on IBNR	TOTAL Claims reserves including IBNR and expenses	Unearned premium reserves & others	TOTAL Technical Liabilities
Personal lines
Motor	9,526	1,672	450	26	11,674	3,675	15,349
Physical damage	1,247	429	82	8	1,765	1,474	3,240
Other	2,358	933	157	20	3,469	2,003	5,471
Sub-total Personal lines	13,131	3,033	689	53	16,907	7,153	24,060
Commercial lines
Motor	1,706	388	70	6	2,169	716	2,885
Physical damage	1,678	339	48	6	2,072	940	3,012
Professional liability	4,586	1,380	203	66	6,235	482	6,717
Other	5,390	1,098	198	25	6,711	3,239	9,950
Sub-total Commercial lines	13,360	3,205	518	104	17,187	5,378	22,565
Other	422	145	23	7	596	135	731
Total - Property & Casualty excluding International Insurance	26,913	6,383	1,231	164	34,691	12,665	47,356

Physical damage	972	463	29	11	1,475	129	1,604
Motor, Marine, Aviation	1,696	1,173	44	19	2,931	49	2,980
Professional liability	1,762	1,659	68	28	3,517	132	3,649
Other	993	647	46	4	1,691	1,060	2,751
Total - International Insurance	5,423	3,942	186	63	9,614	1,371	10,985
Total - Property & Casualty including International Insurance	32,336	10,325	1,417	227	44,305	14,036	58,340

	December 31, 2007						December 31, 2006 Restated(a)
(in Euro million)	Claims reserves	IBNR	Claim expense reserves	TOTAL Claims reserves including IBNR and expenses	Unearned premium reserves & others	TOTAL Liabilities Technical	TOTAL Liabilities Technical
Personal lines
Motor	9,751	1,569	447	11,793	3,653	15,446	14,835
Physical damage	1,199	466	80	1,754	1,466	3,219	3,059
Other	2,368	975	143	3,506	2,011	5,517	5,762
Sub-total Personal lines	13,318	3,011	671	17,053	7,129	24,182	23,656
Commercial lines
Motor	1,741	423	68	2,238	460	2,698	2,679
Physical damage	1,695	315	57	2,075	1,000	3,075	2,748
Professional liability	4,675	1,482	191	6,425	524	6,950	7,244
Other	5,036	1,034	188	6,282	3,010	9,293	9,011
Sub-total Commercial lines	13,146	3,253	504	17,020	4,995	22,016	21,682
Other	467	231	35	740	134	874	872
Total - Property & Casualty excluding International Insurance	26,931	6,495	1,209	34,813	12,259	47,072	46,210

Physical damage	948	693	38	1,694	249	1,943	2,288
Motor, Marine, Aviation	1,852	1,069	47	2,985	159	3,144	3,294
Professional liability	1,747	1,871	68	3,716	130	3,846	3,935
Other	902	516	38	1,464	550	2,013	2,786
Total - International Insurance	5,450	4,148	191	9,860	1,087	10,946	12,304
Total - Property & Casualty including International Insurance	32,381	10,643	1,401	44,673	13,345	58,018	58,514

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group adjusted certain items impacting the allocation of Winterthur purchase price.

374        2008 ANNUAL REPORT

20.3. NET REVENUES FROM BANKING ACTIVITIES

(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006
Interests received and equivalent	915	696	579
Interests paid and equivalent	(740)	(612)	(429)
Net interests and equivalent	174	84	150
Commissions received	82	74	66
Commissions paid	(34)	(27)	(23)
Net commissions	48	47	43
Net investment income	128	196	177
Realized investment gains and losses	2	23	36
Change in fair value of investments designated at fair value through profit or loss	119	(7)	(31)
Change in investments impairment	(64)	(9)	-
Net investment result	184	202	182
Net other banking operating income	3	3	1
Net revenues from banking activities	409	336	376

NOTE 21 > NET INVESTMENT RESULT EXCLUDING FINANCING
EXPENSES

Net investment result (excluding financing expenses) from the financial assets of insurance companies and companies in other business segments (excluding revenues from the financial assets of banks included in net revenues from banking activities) was as follows:

	December 31, 2008
(in Euro million)	Net investment income	Net realized investment gains and losses	Change in fair value of investments designated as at fair value through profit or loss	Change in investments impairment	Net investment result
Investment properties at amortized cost	599	474	-	(137)	937
Investment properties as at fair value through profit or loss	211	46	(685)	-	(428)
Investment properties	810	520	(685)	(137)	508
Debt securities held to maturity	-	-	-	-	-
Debt securities available for sale	11,017	(287)	-	(1,076)	9,654
Debt securities designated as at fair value through profit or loss(a)	2,278	(525)	(4,447)	-	(2,694)
Debt securities held for trading	48	(9)	(62)	-	(22)
Debt securities (at cost) that are not quoted in an active market	30	-	-	-	30
Debt securities	13,373	(821)	(4,509)	(1,076)	6,967
Equity securities available for sale	935	762	(659)	(3,713)	(2,675)
Equity securities designated as at fair value through profit or loss(b)	657	(581)	(4,365)	-	(4,289)
Equity securities held for trading	(15)	(774)	(206)	-	(995)
Equity securities	1,577	(594)	(5,230)	(3,713)	(7,960)
Non controlled investment funds available for sale	165	(22)	-	(723)	(579)
Non controlled investment funds designated as at fair value through profit or loss	23	(6)	(91)	_	(74)
Non controlled investment funds held for trading	-	(8)	1	-	(7)
Non controlled investment funds	189	(36)	(90)	(723)	(660)
Other assets held by controlled investment funds designated as at fair value through profit or loss	283	277	326		886
Loans held to maturity	-	-	-	-	-
Loans available for sale	78	(28)	-	(6)	44
Loans designated as at fair value through profit or loss	2	-	555	-	557
Loans held for trading	4	(5)	(4)	-	(5)
Mortgage loans	671	4	-	(2)	673
Other loans	551	2	-	(1)	551
Loans	1,305	(27)	551	(9)	1,820
Assets backing contracts where the financial risk Is borne by policyholders	517		(43,687)		(43,169)
Hedge accounting derivatives			2,243		2,243
Other derivatives	4,210	823	900		5,933
Investment management expenses	(839)				(839)
Other (d)	337	(316)	(1,812)	(7)	(1,797)
NET INVESTMENT RESULT(c)	21,762	(173)	(51,994)	(5,663)	(36,068)

(a)  Includes debt securities held by consolidated investment funds, designated as at fair value through profit or loss.

(b) Includes equity securities held by consolidated investment funds, designated as at fair value through profit or loss.

(c)  Net investment result included an impact of €-2.7 billion related to Asset Backed Securities, of which €-0.8 billion was due to impairment charges, and
€-1.9 billion was related to change in fair value of investments designated as at fair value through profit or loss. Also, note that the change in fair value of
ABS had a gross impact of €-0.7 billion on shareholders' equity.

(d) The column "change in fair value of investments designated as at fair value through profit or loss" includes €-106 million loss recognized for AXA Japan.
As a reminder, AXA Japan closes its books at the end of September. According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned on the AXA Group, AXA Japan's
2008 accounts were adjusted with the provisional loss from October to December 2008. This adjustment reflects mainly the further increase of the credit spreads during this period.

376       2008 ANNUAL REPORT

	December 31, 2007
(in Euro million)	Net investment income	Net realized investment gains and losses	Change in fair value of investments designated as at fair value through profit or loss	Change in investments impairment	Net investment result
Investment properties at amortized cost	524	633	-	(38)	1,119
Investment properties designated as at fair value through profit or loss	263	527	(541)	-	250
Investment properties	787	1,160	(541)	(38)	1,369
Debt securities held to maturity	-	-	-	-	-
Debt securities available for sale	10,367	(351)	-	(390)	9,625
Debt securities designated as at fair value through profit or loss(a)]	2,256	106	(1,481)	-	881
Debt securities held for trading	55	1	(2)	-	54
Debt securities (at cost) that are not quoted in an active market	-	-	-	-	-
Debt securities	12,678	(245)	(1,483)	(390)	10,560
Equity securities available for sale	1,219	2,470	(285)	(463)	2,942
Equity securities designated as at fair value through profit or loss(b)	785	2,585	(1,632)	-	1,738
Equity securities held for trading	25	-	3	-	27
Equity securities	2,028	5,056	(1,914)	(463)	4,708
Non controlled investment funds available for sale	89	157	-	(38)	208
Non controlled investment funds designated as at fair value through profit or loss	222	14	14	_	250
Non controlled investment funds held for trading	-	3	(1)	-	2
Non controlled investment funds	311	174	13	(38)	460
Other assets held by controlled investment funds designated at fair value through profit & loss	206	20	66		292
Loans held to maturity	-	-	-	-	-
Loans available for sale	74	-	-	-	73
Loans designated as at fair value through profit or loss	-	-	51	-	51
Loans held for trading	9	-	(3)	-	6
Mortgage loans	674	1	-	-	675
Other loans	494	11	-	1	507
Loans	1,252	12	47	1	1,312
Assets backing contracts where the financial risk Is borne by policyholders	801		7,476		8,277
Hedge accounting derivatives			(179)		(179)
Other derivatives	(82)	16	978		911
Investment management expenses	(914)				(914)
Other	403	(930)	(379)	1	(905)
NET INVESTMENT RESULT	17,470	5,264	4,084	(927)	25,891

(a)  Includes debt securities held by consolidated investment funds, designated as at fair value through profit or loss.

(b)  Includes equity securities held by consolidated investment funds, designated as at fair value through profit or loss.

	December 31, 2006 (a)
(in Euro million)	Net investment income	Net realized investment gains and losses	Change in fair value of investments designated as at fair value through profit or loss	Change in investments impairment	Net investment result
Investment properties at amortized cost	511	361	-	38	910
Investment properties designated as at fair value through profit or loss	278	336	384	-	998
Investment properties	789	698	384	38	1,909
Debt securities held to maturity	-	-	-	-	-
Debt securities available for sale	8,418	(58)	-	(78)	8,282
Debt securities designated as at fair value through profit or loss(b)	2,068	195	(1,322)	-	941
Debt securities held for trading	71	(10)	(9)	-	52
Debt securities (at cost) that are not quoted in an active market	-	-	-	-	-
Debt securities	10,558	127	(1,331)	(78)	9,274
Equity securities available for sale	846	2,198	127	(143)	3,028
Equity securities designated as at fair value through profit or loss(c)	639	1,071	869	-	2,579
Equity securities held for trading	49	-	35	-	84
Equity securities	1,534	3,269	1,031	(143)	5,691
Non controlled investment funds available for sale	82	213	-	(5)	291
Non controlled investment funds designated as at fair value through profit or loss	192	42	(13)	_	221
Non controlled investment funds held for trading	-	3	-	-	3
Non controlled investment funds	274	258	(13)	(5)	515
Other assets held by controlled investment funds designated as at fair value through profit or loss	208	(7)	16		217
Loans held to maturity	-	-	-	-	-
Loans available for sale	33	1	-	-	34
Loans designated as at fair value through profit or loss	-	-	(166)	-	(166)
Loans held for trading	16	-	-	-	16
Mortgage loans	452	(3)	-	(2)	447
Other loans	384	-	-	-	385
Loans	885	(2)	(166)	(2)	716
Assets backing contracts where the financial risk is borne by policyholders	527		15,158		15,685
Hedge accounting derivatives			(460)		(460)
Other derivatives	(163)	140	(490)		(514)
Investment management expenses	(898)				(898)
Other	471	(258)	208	(2)	419
NET INVESTMENT RESULT	14,184	4,225	14,338	(192)	32,555

(a) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement

(b) Includes debt securities held by consolidated investment funds, designated as at fair value through profit or loss.

(c)  Includes equity securities held by consolidated investment funds, designated as at fair value through profit or loss.

378       2008 ANNUAL REPORT

Net investment income is presented net of impairment charges on directly-owned investment properties, and net of amortization of debt securities premiums/discounts. All investment management fees are also included in the aggregate figure.

Realized investment gains and losses include write back of impairment following investment sales.

The change in fair value of investments designated as at fair value through profit or loss consists mainly of:

•   adjustments relating to investments backing contracts where the financial risk is borne by policyholders which are offset by an adjustment of related policyholders reserves as there is a full pass through of the performance of held assets to the individual contract holder;

•   changes in the fair value of investments designated as at fair value through profit or loss held by funds of the "Satellite Investment
Portfolios" as defined in Note 1.7.2;

•   changes in fair value of underlying hedged items in fair value hedges (as designed by IAS 39) or "natural hedges" (i.e. underlyings assets designated as at fair value through profit or loss part of an economic hedge not eligible for hedge accounting as defined by IAS 39).

The changes in investments impairment include impairment charges on investments, and releases of impairment only following revaluation of the recoverable amount. Write back of impairment following investment sales are included in the net realized capital gains or losses on investments aggregate.

NOTE 22 > NET RESULT OF REINSURANCE CEDED

Net result of reinsurance ceded was as follows:

	December 31, 2008
(in Euro million)	Life & Savings	Property & Casualty	International Insurance	Inter-segment eliminations	TOTAL
Premiums ceded and unearned premium ceded	(1,253)	(1,451)	(1,212)	321	(3,595)
Claims ceded (including change in claims reserves)	2,053	518	654	(175)	3,050
Commissions received from reinsurers	112	153	197	(14)	448
Net result of reinsurance ceded	913	(780)	(362)	132	(97)

	December 31, 2007
(in Euro million)	Life & Savings	Property & Casualty	International Insurance	Inter-segment eliminations	TOTAL
Premiums ceded and unearned premium ceded	(1,050)	(1,309)	(1,810)	292	(3,878)
Claims ceded (including change in claims reserves)	959	573	996	(209)	2,318
Commissions received from reinsurers	124	137	262	(8)	515
Net result of reinsurance ceded	32	(599)	(553)	74	(1,046)

	December 31, 2006(a)
(in Euro million)	Life & Savings	Property & Casualty	International Insurance	Inter-segment eliminations	TOTAL
Premiums ceded and unearned premium ceded	(926)	(1,032)	(1,965)	158	(3,764)
Claims ceded (including change in claims reserves)	859	308	777	(63)	1,882
Commissions received from reinsurers	40	94	294	3	432
Net result of reinsurance ceded	(27)	(629)	(893)	99	(1,450)

(a) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

In 2008, the €949 million improvement in the net result of reinsurance ceded compared to 2007 was mainly attributable to the
Life & Savings segment (up €881 million) driven by the United States (up €985 million) as a result of:

•  a change in reserves ceded to Center Re (€+424 million) offset by a similar change in the caption "Technical charges relating to insurance activities";

•   a €513 million increase of the ceded reserves due to the financial market impact on the Annuity business line.

380        2008 ANNUAL REPORT

NOTE 23 > FINANCING DEBT EXPENSES

Financing debt expenses amounted to €685 million in 2008, and included income and expenses relating to hedging derivative instruments on financing debt, mainly at AXA SA (€160 million).

Financing debt expenses amounted to €471 million in 2007, and included income and expenses relating to hedging derivative instruments on financing debt, mainly at AXA SA (€211 million).

As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement. As a consequence, the financing debt expenses in 2006 was restated to €473 million, and included income and expenses relating to hedging derivative instruments on financing debt, mainly at AXA SA (€142 million).

NOTE 24 > EXPENSES BY TYPE
24.1. ACQUISITION COSTS

(in Euro million)	Life & Savings	Property & Casualty	International Insurance	Total Insurance
Acquisition costs - gross(b)	5,016	4,846	285	10,147
Change in deferred acquisition costs and equivalents(c)	(1,442)	(40)	8	(1,474)
Net acquisition costs	3,574	4,806	293	8,673

(a) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

(b) Includes all acquisition expenses relating to insurance and investment contracts before capitalization/amortization of deferred acquisition costs and equivalents.

(c)  Change (capitalization and amortization) in deferred acquisition costs relating to insurance and investment contracts with discretionary participation features and changes in net rights to future management fees relating to investment contracts with no discretionary participation features.

24.2. EXPENSES BY TYPE

(in Euro million)	Life & Savings	Property & Casualty	International Insurance	Total Insurance
Acquisition costs - gross (b)	5,016	4,846	285	10,147
Claims handling expenses(c)	474	1,246	355	2,075
Investment management expenses(d)	427	52	3	483
Administrative expenses	3,573	2,677	389	6,639
Banking expenses	-	-	-	-
Write back of depreciation for tangible assets	3	1	-	4
Other income/expenses	55	(5)	(88)	(38)
TOTAL EXPENSES BY DESTINATION	9,548	8,818	944	19,310
Breakdown of expenses by type
Staff costs (e)	2,526	2,483	362	5,371
Outsourcing and professional services	358	258	49	665
IT costs	384	347	58	789
Increase / (write back) of provisions for risk and charges	8	(5)	(9)	(6)
Charges relating to owner occupied properties	289	269	54	613
Commissions paid	4,035	4,271	385	8,691
Other expenses	1,948	1,194	44	3,187

(a) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

(b) Includes all acquisition expenses relating to insurance and investment contracts before capitalization/amortization of deferred acquisition costs and equivalents.

(c)  Claims handling expenses are included in the "Technical charges relating to insurance activities" profit & loss caption.

(d)  Investment management expenses are included in the "Net investment income" profit & loss caption.

(e) Amount detailed in Note 25.

382        2008 ANNUAL REPORT

December 31, 2008					December 31, 2007	December 31, 2006(a)
Asset management	Banking	Holdings	Inter-segment eliminations	TOTAL	TOTAL	TOTAL
-	-	-	(20)	10,127	10,615	8,479
-	-	-	-	(1,474)	(1,911)	(1,371)
-	-	-	(20)	8,653	8,705	7,108

December 31, 2008					December 31, 2007	December 31, 2006 (a)
Asset management	Banking	Holdings	Inter-segment eliminations	TOTAL	TOTAL	TOTAL
-	-	-	(20)	10,127	10,615	8,479
-	-	-	(5)	2,070	1,999	1,627
-	-	-	(152)	331	388	363
2,924	367	651	(342)	10,238	10,462	8,705
-	64	(5)	-	59	57	78
-	-	-	-	5	(2)	(18)
195	(15)	(241)	147	48	271	292
3,119	416	406	(373)	22,879	23,790	19,526

1,470	166	466	(2)	7,472	8,051	6,473
210	38	69	(5)	976	754	628
117	4	243	39	1,194	1,105	886
39	1	(75)	-	(42)	30	22
240	11	16	(2)	877	854	709
710	36	-	(287)	9,150	9,582	7,927
333	160	(314)	(115)	3,251	3,415	2,881

NOTE 25 > EMPLOYEES

25.1. BREAKDOWN OF STAFF COSTS

(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006(a)
Wages and benefits	5,782	6,196	5,012
Social contributions	763	755	686
Employee benefits costs	420	397	258
Share based compensation	136	195	185
Other staff costs and employees' profit sharing(b|	372	508	332
TOTAL STAFF COSTS	7,472	8,051	6,473

(a) As described in Note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

(b) Including redundancies and early retirement costs (triggering event = set up of the plan), and employees' profit sharing in France.

25.2. EMPLOYEE BENEFITS

25.2.1.  Defined contribution plans

The cost of the contributions paid was recognized as an expense in the income statement, and amounted to €82 million for the year ended December 31, 2008 (€75 million in 2007, €88 million in 2006 and €72 million in 2005).

25.2.2.  Defined benefit plans

The assumptions for each of the liabilities are consistent with the economic features of the corresponding countries' plans. The weighted-average assumptions used by AXA for pension plans in the principal regions in which AXA operates were as follows:

DECEMBER 2008 ASSUMPTIONS

	Europe	North America	Japan	Other
Pension benefit obligation - assumptions at end 2008
Discount rate	5.5%	6.6%	2.0%	6.6%
Salary increase for future years	3.1%	5.8%	-	3.7%
Inflation rate	2.1%	2.5%	-	2.8%
Pension benefit expense - assumptions at beginning of 2008
Discount rate	5.2%	6.2%	2.1%	6.7%
Expected return on plan assets	6.3%	8.3%	1.3%	7.5%
Salary increase for future years	3.7%	5.7%	-	4.5%

The assumptions used for 2007, 2006 and 2005 were as follows:

DECEMBER 2007 ASSUMPTIONS

	Europe	North America	Japan	Other
Pension benefit obligation - assumptions at end 2007
Discount rate	5.2%	6.2%	2.1%	6.7%
Salary increase for future years	3.7%	5.7%	-	4.5%
Inflation rate	2.4%	2.5%	-	2.5%
Pension benefit expense - assumptions at beginning of 2007
Discount rate	4.3%	5.7%	2.0%	6.3%
Expected return on plan assets	6.6%	8.5%	1.1%	7.6%
Salary increase for future years	3.8%	5.8%	-	4.5%

384       2008 ANNUAL REPORT

DECEMBER 2006 ASSUMPTIONS

	Europe	North America	Japan	Other
Pension benefit obligation - assumptions at end 2006
Discount rate	4.3%	5.7%	2.0%	6.3%
Salary increase for future years	3.8%	5.8%	-	4.5%
Inflation rate	2.5%	2.5%	-	2.5%
Pension benefit expense - assumptions at beginning of 2006
Discount rate	4.3%	5.6%	1.9%	5.4%
Expected return on plan assets	6.2%	7.3%	1.1%	6.9%
Salary increase for future years	2.7%	5.2%	-	5.0%

DECEMBER 2005 ASSUMPTIONS

	Europe	North America	Japan	Other
Pension benefit obligation - assumptions at end 2005
Discount rate	4.3%	5.6%	1.9%	5.4%
Salary increase for future years	2.7%	5.2%	-	5.0%
Pension benefit expense - assumptions at beginning of 2005
Discount rate	5.1%	5.8%	1.9%	6.6%
Expected return on plan assets	6.5%	5.2%	1.3%	6.6%
Salary increase for future years	3.5%	5.6%	-	3.6%

Some plans do not have benefits linked to salary increase or to inflation.

The assumptions relative to AXA Mexico, which was acquired in 2008, are disclosed in the category "Other".

25.2.3. Annual change in pension and other benefit obligation

The annual change in the Defined Benefit Obligation (DBO) is calculated on the basis of:

•   Service cost for the period (representing the increase in the DBO attributable to one year of additional service),

•   Interest cost (cost of one year less discounting),

•   Employee contributions,

•   Change in plans (amendments, curtailments, settlements, business combinations, etc.),

•   Actuarial gains and losses (due to assumptions and experience),

•   Benefits paid by employer, plan assets and separate assets.

25.2.4. Balance sheet information

The balance sheet information for employee benefits captures the difference between the DBO, the fair value of the corresponding invested plan assets, and any unrecognized past service cost. When this difference is positive, a contingency and loss reserve is recognized in the balance sheet as a liability. When it is negative, a prepaid asset is recognized in the balance sheet.

In addition, in accordance with IAS 19, a category of assets referred to as "separate assets" is also recorded in the balance sheet. As defined by IFRS, separate assets are assets that may not be used to offset the DBO. Separate assets are insurance contracts issued by AXA to back its defined benefit pension plans. The accounting consequence of these separate assets is a potential increase in the accrued liability or decrease in the prepaid asset. These assets are shown separately in the following table. These funds are dedicated to specific insurance contracts and are not available to general creditors, so their economic nature is not different from plan assets. However, as the separate account assets are available to the pension plan through an insurance contract, IFRS requires their classification as separate assets despite their economic nature.

AXA Group has adopted the Statement of Recognized Income and Expense (SoRIE) option available under IAS 19. Under the

SoRIE option, actuarial gains and losses are recognized in full in the period in which they occurred, but outside of profit or loss, and are presented on a separate line of the SoRIE in shareholders' equity (see Statement of consolidated shareholders' equity).

Actuarial gains and losses result from experience adjustments (the effects of differences between the previous actuarial assumptions and what actually occurred) and changes in actuarial assumptions. They also include differences between the expected and actual returns on plan assets.

Unrecognized past service cost represents non-vested benefits on the date of a change in the amount of benefits following an amendment to the plan. It is amortized on a straight-line basis over the average vesting period.

The table below presents the change in benefit obligation and the change in plan assets associated with pension plans and other benefit plans sponsored by AXA, together with an analysis of separate assets as of December 31, 2008.

During the fiscal year 2008, the main change in the scope was the acquisition of Seguros ING, now AXA Mexico, which was completed on July 22, 2008.

During the fiscal year 2007, AXA reviewed the treatment of separate assets and insurance contracts backing the pension obligation in the United States and in Switzerland in light of prevailing practice that has developed in the industry. In the United States, the insurance contract was amended to add a transferability clause, and so it is now treated as plan assets rather than separate assets as shown in prior years. In Switzerland, where the issue arose after the acquisition of Winterthur, AXA amended its practice to eliminate the insurance contract rather than treat it as a plan asset as was originally presented.

	Pension benefits				Other benefits
(in Euro million)	2008	2007	2006	2005	2008	2007	2006	2005
Change in benefit obligation
Benefit obligation at the beginning of the year	12,955	14,734	11,421	9,573	506	604	716	581
Service cost	213	241	213	191	7	7	13	12
Interest cost	656	649	501	517	30	31	31	36
Employee contributions	54	54	16	15	-	-	-	2
Amendments (including acquisitions and disposals)(a)	(150)	(261)	3 625	46	12	18	(7)	18
Actuarial (gains) and losses	(803)	(1,055)	(227)	1,083	(20)	(56)	(35)	4
Benefits paid by plan assets and by separate assets	(434)	(443)	(419)	(402)	-	-	(49)	(50)
Benefits directly paid by the employer	(270)	(227)	(128)	(115)	(44)	(45)	-	-
Impact of foreign currency fluctuations	(493)	(737)	(268)	513	19	(54)	(66)	113
Benefit obligation at the end of the year (A)	11,729	12,955	14,734	11,421	511	506	604	716
Change in plan assets
Fair value of plan assets at the beginning of year	7,057	8,216	4,693	3,869	3	9	14	9
Actual return on plan assets	(1,498)	477	395	689	(1)	(3)	(4)	3
Employer contributions	192	62	114	136	1	-	4	5
Employee contributions	44	42	11	11	-	-	-	2
Net transfer ln/(Out) (including acquisitions and disposals)(a)(b)(c)	(27)	(811)	3,220	88	-	(3)	-	1
Benefits paid by plan assets	(370)	(383)	(246)	(234)	-	-	(4)	(6)
Impact of foreign currency fluctuations	(735)	(546)	28	135	-	-	-	-
Fair value of plan assets at the end of the year (B)	4,662	7,057	8,216	4,693	3	3	9	14
Change in separate assets
Fair value of separate assets at the beginning of year	739	2,480	2,697	2,265	-	-	-	-
Actual return on separate assets	(25)	12	221	206	-	-	-	-
Employer contributions	86	88	39	197	-	-	-	-
Employee contributions	10	12	4	4	-	-	-	-
Net transfer ln/(Out) (including acquisitions and disposals)(a)(b)	48	(1,724)	(85)	(82)	-	-	-	-
Benefits paid by separate assets	(64)	(60)	(168)	(168)	-	-	-	-
Impact of foreign currency fluctuations	(5)	(69)	(227)	274	-	-	-	-
Fair value of separate assets at the end of the year	789	739	2,480	2,697	-	-	-	-
Funded status
Underfunded status (plan by plan)	(7,087)	(6,098)	(6,530)	(6,729)	(507)	(502)	(595)	(703)
Overfunded status (plan by plan)	21	200	12	1	-	-	-	-
Funded status (B) - (A)	(7,066)	(5,898)	(6,519)	(6,728)	(507)	(502)	(595)	(703)
Unrecognized past service cost	71	80	89	74	1	1	-	-
Liability and asset recognized in the balance sheet (excluding separate assets)
Plans with a positive net position (Asset)	20	199	11	1	-	-	-	-
Plans with a negative net position (Liability)	(7,015)	(6,017)	(6,440)	(6,655)	(506)	(501)	(595)	(703)
Net position (excluding separate assets)	(6,995)	(5,818)	(6,430)	(6,654)	(506)	(501)	(595)	(703)
Net economic funding position (including separate assets)
Net position (excluding separate assets)	(6,995)	(5,818)	(6,430)	(6,654)	(506)	(501)	(595)	(703)
Fair value of separate assets at the end of the year	789	739	2,480	2,697	-	-	-	-
Net economic funding position (including separate assets)	(6,206)	(5,079)	(3,950)	(3,957)	(506)	(501)	(595)	(703)

(a) This amount includes the acquisition of Seguros ING in 2008, now AXA Mexico, the sale of the Netherlands activities in 2007 and the acquisition of
Winterthur in 2006.

(b) This amount includes the effect of the reclassification of assets in the United States as plan assets rather than separate assets in 2007.
c) This amount includes the effect of the elimination of the insurance contract in Switzerland in 2007.

386       2008 ANNUAL REPORT

"Other benefits" includes (i) postretirement benefits other than pensions, principally health care benefits, and (ii) post employment benefits after employment but before retirement.

For pension plans where the fair value of plan assets exceeds the benefit obligation the aggregate fair value of plan assets and aggregate benefit obligation were €188 million and €168 million, respectively, as at December 31, 2008. For these plans, a surplus is recognized to the extent that it is recoverable, either through future contribution reductions or a refund to which the
Group has an unconditional right.

For pension plans where the benefit obligation exceeds the fair value of plan assets, the aggregate benefit obligation and fair value of plan assets were €11,561 million and €4,474 million, respectively, as at December 31, 2008.

25.2.5. Pension and other benefits expense

The annual expense for employee pension and other benefits recorded in the income statement, for the years ended December 31,
2008, 2007, 2006 and 2005 is presented below:

	Pension benefits				Other benefits
(in Euro million)	2008	2007	2006	2005	2008	2007	2006	2005
Pension and other benefits expense
Service cost	213	241	213	191	7	7	13	12
Interest cost	656	649	501	517	30	31	31	36
Expected return on plan assets	(470)	(489)	(314)	(269)	-	-	-	-
Expected return on separate assets	(35)	(33)	(172)	(189)	-	-	-	-
Amortization of unrecognized amounts	20	9	6	(12)	-	2	-	-
Settlements, curtailments	(78)	(6)	(8)	19	-	-	(20)	18
Pension and other benefits expense	306	371	225	257	37	40	23	66

The decrease in expense from 2007 to 2008 was mainly due to changes in the pension schemes in Switzerland and in the United
States.

25.2.6. Net economic funding position

The evolution in the net economic funding position from January 1, 2008 to December 31, 2008 captures both the change in the liability recorded in the Group's balance sheet and the change in separate assets, as presented in the table below:

	Pension benefits				Other benefits
(in Euro million)	2008	2007	2006	2005	2008	2007	2006	2005
Change in net economic funding position
Opening position	(5,079)	(3,950)	(3,957)	(3,401)	(501)	(595)	(703)	(572)
Pension and other benefits expense	(306)	(371)	(225)	(257)	(37)	(40)	(23)	(66)
Employer contributions and benefits directly paid by the employer	548	378	242	328	44	45	49	49
Net transfer ln/(Out) (including acquisitions and disposals)(a)(b)	107	(2,280)	(485)	121	(11)	(20)	(8)	(23)
SoRIE impact	(1,229)	1,022	392	(667)	19	54	24	(28)
Impact of foreign currency fluctuations	(247)	123	83	(81)	(20)	54	66	(64)
Closing position	(6,206)	(5,079)	(3,950)	(3,957)	(506)	(501)	(595)	(703)

(a) This amount includes the acquisition of Seguros ING in 2008, now AXA Mexico, the sale of the Netherlands activities in 2007 and the acquisition of

Winterthur in 2006.

(b) This amount includes the effect of the elimination of the insurance contract in Switzerland in 2007.

During 2008 the deterioration of the net economic funding position for pension benefits was mainly due to decline in market value of the plan assets and separate assets.

25.2.7. Change in the liability recognized in the balance sheet (excluding separate assets)

The roll-forward of the balance sheet liability from January 1, 2008 to December 31, 2008 captures only the evolution of the liability recorded in the Group's balance sheet and not the separate assets. Therefore it is not a full economic picture. The table below shows the detailed roll-forward of the balance sheet liability, with the separate assets added at each year end.

	Pension benefits				Other benefits
(in Euro million)	2008	2007	2006	2005	2008	2007	2006	2005
Change in the liability recognized in the balance sheet
Balance sheet liability at the beginning of the year	(5,818)	(6,430)	(6,654)	(5,666)	(501)	(595)	(703)	(572)
Pension and other benefits expense	(306)	(371)	(225)	(257)	(37)	(40)	(23)	(66)
Adjustment due to separate assets	15	(23)	(232)	(210)	-	-	-	-
Employer contributions	192	62	114	136	1	-	4	5
Benefits directly paid by the employer	270	227	128	115	44	45	45	44
Benefits paid by separate assets	64	60	168	168	-	-	-	-
Net transfer ln/(Out) (including acquisitions and disposals)(a)(b)	50	(2,253)	(548)	-	(11)	(20)	(8)	(23)
Net transfer of separate assets to plan assets(c)	10	1,695	155	82	-	-	-	-
Actuarial gains and losses recognized in the SoRIE component	(1,229)	1,022	392	(667)	19	54	24	(28)
Impact of foreign currency fluctuations	(242)	191	272	(355)	(20)	54	66	(64)
Balance sheet liability at the end of the year	(6,995)	(5,818)	(6,430)	(6,654)	(506)	(501)	(595)	(703)
Fair value of separate assets at the end of the year	789	739	2,480	2,697	-	-	-	-
Net economic funding position at the end of the year	(6,206)	(5,079)	(3,950)	(3,957)	(506)	(501)	(595)	(703)

(a) This amount includes the acquisition of Seguros ING in 2008, now AXA Mexico, the sale of the Netherlands activities in 2007 and the acquisition of

Winterthur in 2006.

(b) This amount includes the effect of the elimination of the insurance contract in Switzerland in 2007.

(c)  This amount includes the effect of the reclassification of assets in the United States as plan assets rather than separate assets in 2007.

25.2.8. Change in actuarial gains and losses recognized in the balance sheet in the SoRIE component of shareholders' equity

The SoRIE is an integral part of the statement of changes in shareholders' equity. It includes actuarial gains and losses as well as net income for the period (see Note 13).
The table shows the change in the SoRIE component, before deduction of deferred tax and policyholder benefits, between January
1, 2005 and December 31, 2008 due to adjustments arising on plan liabilities and adjustments arising on plan assets.

	Pension benefits				Other benefits
(in Euro million)	2008	2007	2006	2005	2008	2007	2006	2005
SoRIE at the beginning of the year	308	(720)	(1,112)	(445)	45	(4)	(28)	-
Experience and assumptions adjustments on plan liabilities	799	1,055	226	(1,053)	20	57	28	(30)
Experience adjustments on plan assets and separate assets	(2,028)	(33)	141	426	(1)	(3)	(5)	3
Adjustment due to the sale of the Netherlands activities	-	(4)	-	-	-	(1)	-	-
Impact of foreign currency fluctuations	(34)	10	24	(40)	3	(5)	-	(1)
SoRIE at the end of the year	(955)	308	(720)	(1,112)	67	45	(4)	(28)

During 2008, the change in the SoRIE component of shareholders' equity after deduction of deferred tax and policyholder benefits was €-695 million (€612 million in 2007, €252 million in 2006 and €-415 million in 2005). The main driver of the change in 2008 was the negative actual return on plan assets and separate assets. As at December 31, 2008, the cumulative impact amounted to €-595 million (€101 million at the end of 2007).

388       2008 ANNUAL REPORT

25.2.9. Near-term cash flows (benefits paid and employer contributions)

a) Benefits paid

(in Euro million)	Pension benefits	Other benefits
Estimated future benefits paid
2009	755	41
2010	722	41
2011	738	40
2012	766	39
2013	781	38
Five years thereafter	4,048	175

These amounts are subject to uncertainty as they will be driven by economics of future years.

b) Employer contributions to plan assets and separate assets

The estimated amount of 2009 employer contributions for pension benefits is €246 million (€184 million estimated in 2007 for
2008). The estimated amount for other benefits is €1 million (€0 million estimated in 2007 for 2008). These amounts are subject to uncertainty as they will be driven by economics of future years.

25.2.10. Asset mix at the end of 2008

The table below shows the plan asset mix at the end of 2008:

	Total Group	Europe	North America	Other
Plan asset mix
Equities	53%	47%	65%	52%
Bonds	31%	33%	27%	31%
Real estate	6%	4%	8%	12%
Other	11%	16%	-	5%
Total	100%	100%	100%	100%
Total (in Euro million)	4,666	3,174	1,341	151

The table below shows the total asset mix i.e. for plan assets and separate assets:

	Total Group	Europe	North America	Other
Total asset mix
Equities	47%	40%	65%	43%
Bonds	33%	34%	27%	42%
Real estate	5%	4%	8%	10%
Other	15%	21%	-	4%
Total	100%	100%	100%	100%
Total (in Euro million)	5,455	3,933	1,341	181

As pension liabilities have a long-term nature, a mix of bond, equity, and real estate investments is used in the plan assets. The percentage of equity securities is generally higher in the Anglo-Saxon countries, where investment strategy is often determined by the plan trustees. This asset mix generates some degree of volatility in returns, but, over the long-term, is expected to provide a higher return than pure bond investments. A higher return is consistent with long term past experience, but may not be the case in the future.

25.2.11.  Other employee benefits funded on a pay-as-you-go basis

In the United States, AXA Financial provides certain medical and life insurance benefits (collectively, "postretirement benefits")
for qualifying employees, managers and agents retiring from AXA Financial based on years of service and age. The life insurance benefits are related to age and salary at retirement for certain grandfathered retirees, and a flat dollar amount for others.
AXA Financial continues to fund the postretirement benefits costs for these plans on a pay-as-you-go basis.
For 2008, postretirement benefits payments were made in the amounts of €36 million (€37 million in 2007 and €42 million in
2006), net of employee contributions.

25.2.12.  Balance sheet reconciliation

(in Euro million)	2008	2007	2006	2005
Balance sheet reconciliation
Net position (excluding separate assets)(a)	(7,501)	(6,319)	(7,025)	(7,357)
Other liabilities	(187)	(290)	(290)	(375)
Total (b)	(7,688)	(6,609)	(7,315)	(7,732)

(a)  Net position (excluding separate assets) for pension benefits and other benefits as reported in Note 25.2.4.

(b) It corresponds to a liability of €7,714 million (as at December 31, 2008) included in the balance sheet under the caption "provision for risks and charges"
and an asset of €26 million (as at December 31, 2008) included in the balance sheet under the caption "Other long term assets".

390       2008 ANNUAL REPORT

25.3. SHARE-BASED COMPENSATION

All figures 100%, gross of tax (in Euro million)	2008 (a)	2007	2006 (c)
Cost by plan
AXA SA stock options (b)	35.4	40.3	33.2
2003 grants		2.1	3.0
2004 grants	1.0	5.5	8.2
2005 grants	3.7	8.5	10.9
2006 grants	10.9	14.7	11.1
2007 grants	14.4	9.6	-
2008 grants	5.4
AXA stock options for AXA Financial	13.9	19.5	24.0
2005 AXA SA grants	1.3	2.5	4.3
2006 AXA SA grants	1.9	3.4	11.2
2007 AXA SA grants	3.9	9.9	-
2008 AXA SA grants	5.7
AXA ADR grants	1.0	3.6	8.5
AXA Group shareplan	16.7	24.7	16.3
Classic Plan	0.6	6.0	4.3
Leverage Plan	16.1	18.7	12.0
AXA performances shares	19.7	23.6	13.6
2005 grants		4.7	8.4
2006 grants	4.0	14.6	4.1
2007 grants	12.0	3.7	-
2008 grants	3.7
Restricted shares 2005		0.6	1.1
AXA performances units plans	21.3	40.4	48.8
2004 equity grants		-	0.6
2005 equity grants		0.1	1.7
2006 equity grants	1.0	4.5	1.3
2007 equity grants	2.7	0.9	-
2008 equity grants	1.3
2004 cash grants		1.2	11.8
2005 cash grants		1.7	22.0
2006 cash grants	(1.3)	22.1	11.5
2007 cash grants	8.2	10.0
2008 cash grants	9.4
AXA Miles	48.1	23.8	-
Plan 2007 (2+2)	30.8	15.1	-
Plan 2007 (4+0)	17.4	8.7	-
AXA Financial share-based compensation instruments	(3.2)	4.9	13.0
AXA Financial TSAR	(6.8)	0.3	8.3
AXA Financial Restricted Shares and PARS	3.6	4.6	4.7
AXA APH stock option plan	6.3	7.8	5.5
AllianceBernstein share-based compensation instruments	13.8	10.6
TOTAL	171.9	195.6	155.3

(a)  For 2008, the total cost of €171.9 million excluded the positive impact of a €45 million reserve release related Long Term Incentive instruments at AXA
Investment Managers.

(b) The 2007 cost of the AXA SA stock option plans shown above excluded the cost of the stock options granted to the employees of AXA Netherlands, which was sold in 2007. The expense corresponding to the amortisation period before the transaction was included in the results arising from discontinued
operations. The remaining cost (including the cost triggered by accelerated vesting given to the employees) was deducted from the capital gain of the transaction. 2006 profit and loss was not restated for the €0.2 million expense related to AXA SA stock options for AXA Netherlands.

(c)  For 2006, the total cost of €155.3 million did not include the cost generated by the liquidity guarantee granted by AXA SA to old AXA IM stock option plans, which amounted to a non-recurring cost of €30 million.

In accordance with IFRS 2, the total employee share based compensation cost of €171.9 million for full year 2008 included expenses from share-based compensation instruments for grants made after November 7, 2002 which had not yet vested at

December 31, 2003.

The cost includes the expenses from share-based compensation instruments issued by the Group as well as by AXA subsidiaries.

The unit cost of the equity settled instruments does not vary for a given plan. The total charge is amortized over the vesting period and adjusted at each future closing date for the difference between actual and expected lapse.

25.3.1. Share-based compensation instruments issued by the Group

AXA SA STOCK OPTIONS

Executive officers and other key employees may be granted options on AXA ordinary shares under employee stock option plans.
These options may be either subscription options involving newly issued AXA ordinary shares or purchase options involving AXA treasury shares. While the precise terms and conditions of each option grant may vary, options are currently (i) granted at a price not less than the average closing price of the ordinary share on the Paris Stock Exchange during the 20 trading days preceding the date of grant, (ii) valid for a maximum term of ten years, and (iii) vest in instalments of 33.33% per year on each of the second, third and fourth anniversaries of the grant date.

For members of the Executive Committee (since 2006) and employees who are granted more than 5,000 options (since 2007), the first two instalments vest unconditionally at the end of the vesting period, while the vesting of the final instalment is subject to the fulfilment of certain conditions regarding the performance of the AXA shares compared to the DowJones Europe Stoxx
Insurance index.

The following table shows AXA SA stock options granted under all plans, and not only the ones granted after November 7,
2002.

AXA SA STOCK OPTION PLANS

	Options (in million)			Weighted price (in Euro)
	2008	2007	2006	2008	2007	2006
Options AXA
Outstanding on January 1	71.6	70.6	67.2	26.13	23.71	22.42
Granted	9.2	9.7	11.4	21.50	34.01	29.09
Capital increase	-	-	1.2	-	-	-
Exercised	(1.8)	(7.4)	(8.2)	16.84	18.23	15.95
Cancelled and expired	(3.0)	(1.4)	(1.0)	25.55	25.47	24.34
Outstanding at December 31	75.9	71.6	70.6	25.73	26.13	23.71
Options ex-FINAXA
Outstanding on January 1	5.6	6.4	6.4	23.26	22.23	21.85
Capital increase	-	-	0.1	-	-	-
Exercised	(1.3)	(0.8)	(0.2)	21.46	15.27	9.24
Cancelled and expired	-	-	-	-	-	-
Outstanding at December 31	4.3	5.6	6.4	23.80	23.26	22.23
Total AXA and ex-FINAXA	80.2	77.2	77.0	25.63	25.92	23.58

392        2008 ANNUAL REPORT

The number of outstanding options and the number of exercisable options as at December 31, 2008 are shown below by expiry date:

EXPIRY DATE OF OPTIONS

	Outstanding options			Exercisable options
In million	2008	2007	2006	2008	2007	2006
Options AXA
January 21, 2007	-	-	-	-	-	-
September 9, 2007	-	-	0.1	-	-	0.1
September 29, 2007	-	-	-	-	-	-
April 19, 2008	-	2.8	5.0	-	2.8	5.0
June 9, 2009	4.5	4.5	5.0	4.5	4.5	5.0
November 18, 2009	0.2	0.2	0.2	0.2	0.2	0.2
July 5, 2010	5.1	5.1	5.3	5.1	5.1	5.3
July 12, 2010	0.1	0.1	0.1	0.1	0.1	0.1
November 13, 2010	0.2	0.2	0.2	0.2	0.2	0.2
May 9, 2011	7.3	7.4	7.6	7.3	7.4	7.6
February 27, 2012	6.1	6.1	6.8	6.1	6.1	6.8
March 14, 2013	4.2	4.6	7.4	4.2	4.6	5.0
March 26, 2014	8.2	8.5	9.3	8.2	5.7	3.1
March 29, 2015	10.7	11.0	11.9	7.2	3.7	-
June 6, 2015	-	-	-	-	-	-
June 27, 2015	0.2	0.2	0.2	0.1	0.1	-
July 1,2015	-	-	-	-	-	-
September 21, 2015	0.1	0.1	0.1	-	-	-
March 31, 2016	10.6	10.9	11.2	3.5	-	-
September 25, 2016	0.1	0.1	0.1	-	-	-
November 13, 2016	-	-	-	-	-	-
May 10, 2017	9.3	9.7	-	-	-	-
September 24, 2017	-	-	-	-	-	-
November 19, 2017	-	-	-	-	-	-
April 1, 2018	8.9	-	-	-	-	-
May 19, 2018	-	-	-	-	-	-
September 22, 2018	0.1	-	-	-	-	-
November 24, 2018	-	-	-	-	-	-
Total AXA	75.9	71.6	70.6	46.8	40.5	38.4
Options ex-FINAXA
May 6, 2008	-	1.3	1.5	-	1.3	1.5
May 26, 2009	1.2	1.2	1.2	1.2	1.2	1.2
July 5, 2010	0.5	0.5	0.5	0.5	0.5	0.5
May 30, 2011	0.9	0.9	0.9	0.9	0.9	0.9
April 2, 2013	1.2	1.2	1.8	1.2	1.2	1.2
April 14, 2014	0.5	0.5	0.5	0.5	0.3	0.2
Total ex-FINAXA	4.3	5.6	6.4	4.3	5.4	5.5
Total AXA and ex-FINAXA	80.2	77.2	77.0	51.1	45.9	43.9

OPTIONS AXA AND EX-FINAXA

	Outstanding options		Exercisable options
	Number (in million)	Exercise price (in Euro)	Number (in million)	Exercise price (in Euro)
Price range
€6.48 - €12.96	5.5	11.2	5.5	11.2
€12.97 - €19.44	8.7	17.5	8.7	17.6
€19.45 - €25.92	27.3	21.1	14.6	21.0
€25.93 - €32.40	22.6	29.9	15.5	30.3
€32.41 - €38.87	10.4	34.1	1.1	34.4
€38.88 - €45.35	5.7	40.9	5.7	40.9
€6.48 - €45.35	80.2	25.63	51.1	24.70

Information on options granted after November 7, 2002 is shown in the table below:

POST NOVEMBER 7, 2002 AXA SA STOCK OPTION PLANS

	Options (in million)			Weighted price (in Euro)
	2008	2007	2006	2008	2007	2006
Options
Outstanding on January 1	45.1	40.2	31.2	24.03	20.14	16.89
Granted	9.2	9.7	11.4	21.50	34.01	29.09
Capital increase	-	-	0.5	-	-	-
Exercised	(0.7)	(3.7)	(2.3)	14.72	12.85	12.60
Cancelled and expired	(1.2)	(1.1)	(0.6)	27.71	23.00	19.96
Outstanding at December 31	52.5	45.1	40.2	23.64	24.03	20.14
Options ex-FINAXA
Outstanding on January 1	1.7	2.3	2.2	13.03	12.81	12.81
Capital increase	-	-	-	-	-	-
Exercised	-	(0.5)	-	-	12.11	-
Cancelled and expired	-	-	-	-	-	-
Outstanding at December 31	1.7	1.7	2.3	13.03	13.03	12.81
Total AXA and ex-FINAXA	54.2	46.9	42.5	23.30	23.63	19.74

394        2008 ANNUAL REPORT

The number of outstanding options and the number of exercisable options at December 31, 2008 are shown below by expiry date for AXA SA plans granted after November 7, 2002:

EXPIRY DATE OF OPTIONS

	Outstanding options			Exercisable options
In million	2008	2007	2006	2008	2007	2006
Options AXA
March 14, 2013	4.2	4.6	7.4	4.2	4.6	5.0
March 26, 2014	8.2	8.5	9.3	8.2	5.7	3.1
March 29, 2015	10.7	11.0	11.9	7.2	3.7	-
June 6, 2015	-	-	-	-	-	-
June 27, 2015	0.2	0.2	0.2	0.1	0.1	-
July 1, 2015	-	-	-	-	-	-
September 21, 2015	0.1	0.1	0.1	-	-	-
March 31, 2016	10.6	10.9	11.2	3.5	-	-
September 25, 2016	0.1	0.1	0.1	-	-	-
November 13, 2016	-	-	-	-	-	-
May 10, 2017	9.3	9.7	-	-	-	-
September 24, 2017	-	-	-	-	-	-
November 19, 2017	-	-	-	-	-	-
April 1, 2018	8.9	-	-	-	-	-
May 19, 2018	-	-	-	-	-	-
September 22, 2018	0.1	-	-	-	-	-
November 24, 2018	-	-	-	-	-	-
Total AXA	52.5	45.1	40.2	23.4	14.1	8.0
Options ex-FINAXA
April 2, 2013	1.2	1.2	1.8	1.2	1.2	1.2
April 14, 2014	0.5	0.5	0.5	0.5	0.3	0.2
Total ex-FINAXA	1.7	1.7	2.3	1.7	1.6	1.3
Total AXA and ex-FINAXA	54.2	46.9	42.5	25.1	15.6	9.4

OPTIONS AXA AND EX-FINAXA

	Outstanding options		Exercisable options
	Number (in million)	Exercise price (in Euro)	Number (in million)	Exercise price (in Euro)
Price range
€6.48 - €12.96	5.5	11.2	5.5	11.2
€12.97 - €19.44	8.7	17.5	8.7	17.6
€19.45 - €25.92	20.0	21.1	7.4	20.7
€25.93 - €32.40	10.7	29.1	3.5	29.1
€32.41 - €38.87	9.3	34.0	-	-
€38.88 - €45.35	-	-	-	-
€6.48 - €45.35	54.2	23.30	25.1	18.72

The fair value of AXA SA stock options is calculated using the Black & Scholes option pricing model. The effect of expected early exercise is taken into account through the use of an expected life assumption based on historical data. AXA SA share price volatility is estimated on the basis of implied volatility, which is checked against an analysis of historical volatility to ensure consistency. The expected AXA SA dividend yield is based on the market consensus. The risk-free interest rate is based on the
Euro Swap Rate curve for the appropriate term.

The option pricing assumptions and fair value for plans issued in 2008, 2007, 2006 and 2005 are as follows:

	2008	2007	2006	2005
Assumptions
Dividend yield	7.21%	4.22%	3.5%	3.15%
Volatility	34.65%	27.50%	28.00%	25.00%
Risk-free interest rate	4.17%	4.40%	3.90%	3.31%
Expected life (in years)	6.0	6.0	6.0	6.0
Weighted average fair value per option at grant date in Euro(a)	3.23	6.8	6.48	4.15

(a) For employees who have been granted more than 5,000 options in 2007 and in 2008, the vesting of the final instalment is subject to the fulfilment of certain conditions regarding the performance of the AXA shares compared to the DowJones Europe Stoxx Insurance index. The options with performance criteria were valued at €3.54 per option granted in 2008 and €6.67 per option granted in 2007, based on a Monte-Carlo model. The options without performance criteria were valued at €3.76 per option granted in 2008 and €7.02 per option granted in 2007, based on the Black & Scholes model.

The total cost of the AXA SA plans is amortized over the vesting period and an estimated 5% pre-vesting lapse rate is applied.
On that basis, the expense recognized in profit or loss for the year ended December 31, 2008 was €48.2 million (€1.0 million for the 2004 grants, €3.7 million for the 2005 grants, €10.9 million for the 2006 grants, €14.4 million for the 2007 grants, €5.4 million for the 2008 grants and €12.9 million relating to AXA SA ordinary share options granted to AXA Financial employees).

AXA ADR STOCK OPTIONS

AXA Financial may grant options to purchase AXA ADRs. These options are issued at the market value of AXA ADRs on the date of grant. Options granted prior to 2004 vest over a three-year period, with one third vesting on each anniversary date. However, starting in 2004, new grants generally vest over a four-year period with one third vesting on each of the second, third and fourth anniversary dates (generally in March). Options currently issued and outstanding have a 10-year contractual term from their date of grant.

The following tables show a summary of the U.S. holding company's AXA ADR stock option plans:

AXA ADR STOCK OPTION PLANS

	Options (in million)			Weighted price (in US $)
	2008	2007	2006	2008	2007	2006
Options
Outstanding on January 1	19.0	26.8	38.6	$22.64	$23.40	$24.06
Granted	-	-	0.7	-	-	$23.26
Capital increase	-	-	-	-	-	-
Exercised	(4.6)	(7.4)	(9.1)	$24.87	$24.12	$22.08
Cancelled and expired	(2.1)	(0.4)	(3.4)	$31.20	$22.54	$33.57
Outstanding at December 31	12.3	19.0	26.8	$20.40	$22.64	$23.40

The 0.7 million options shown for 2006 in the "granted" line of the table above was largely due to the adjustment made to offset the dilution resulting from the capital increase done to finance the acquisition of Winterthur, as employees and associates now receive AXA S.A. shares rather than ADR options.

AXA ADR

	Outstanding options		Exercisable options
	Number (in million)	Weighted Exercise price (in US $)	Number (in million)	Weighted Exercise price (in US $)
$9.93 - $12.72	2.8	$12.30	2.8	$12.30
$12.73 - $16.35	-	$14.80	-	$14.80
$16.36 - $22.24	6.1	$19.46	6.1	$19.46
$22.25 -$32.18	3.0	$27.98	2.8	$28.06
$32.19 - $43.50	0.4	$35.29	0.4	$35.09
$9.93 - $43.50	12.3	$20.40	12.1	$20.30

396        2008 ANNUAL REPORT

The following table shows information for grants after November 7, 2002:

POST NOVEMBER 7, 2002 AXA ADR STOCK OPTION PLANS

	Options (in million)				Weighted price (in US $)
	2008	2007	2006	2008	2007	2006
Options
Outstanding on January 1	9.1	11.3	14.0	$18.85	$18.70	$18.18
Granted	-	-	0.1	-	-	$34.23
Capital increase	-	-	-	-	-	-
Exercised	(1.2)	(1.9)	(2.5)	$18.89	$17.41	$13.85
Cancelled and expired	(0.1)	(0.3)	(0.3)	$22.41	$21.75	$21.29
Outstanding at December 31	7.8	9.1	11.3	$18.87	$18.85	$18.70

	Outstanding options		Exercisable options
	Number (in million)	Weighted Exercise price (in US $)	Number (in million)	Weighted Exercise price (in US $)
$9.93 - $12.72	2.4	$12.26	2.4	$12.26
$12.73 - $43.50	5.4	$21.86	5.2	$21.67
$9.93 - $43.50	7.8	$18.87	7.6	$18.67

The fair value of AXA ADR stock options is calculated using the Black & Scholes option pricing model. The effect of expected early exercise is taken into account through the use of an expected life assumption based on historical data. AXA ADR volatility is based on AXA SA ordinary shares volatility, adjusted for the US$/€ exchange rate volatility. The expected dividend yield on
AXA SA shares is based on the market consensus. The risk-free interest rate is based on the U.S. Treasury bond curve for the appropriate maturity.

From 2005 on, there are no more AXA ADR grants to employees or associates, only punctual advance for immaterial options have occurred (10,650 AXA ADR options granted in 2008, 8,440 granted in 2007 and 7,864 in 2006).

AXA GROUP SHAREPLAN

AXA offers to its employees the opportunity to become shareholders through special employee share offerings. In countries that meet the legal and fiscal requirements, two investment options are available: the traditional plan and the leveraged plan.

The traditional plan allows employees to purchase, through a personal investment, AXA shares (either through mutual funds
(FCPE) or through direct share ownership) with a 20% discount. The shares are restricted from sale during a period of 5 years
(except specific early exit cases allowed by applicable laws). Employees bear the risk of all movements in the share as compared to the subscription price.

The leveraged plan allows employees to purchase, on the basis of 10 times their personal investment, to AXA shares (either through mutual funds (FCPE) or through direct share ownership) with a discount. The leverage on the employees' personal investment is in the form of a loan (non-recourse) from a third party bank. The shares are restricted from sale during a period of 5 years (except specific early exit cases allowed by applicable laws). Employees who participate in the leverage plan benefit from a guarantee on their personal investment and also receive a defined percentage of any upside appreciation (above the non-
discounted reference price) on the full leveraged amount invested. The leveraged plan is not accessible to Management Board and Executive Committee members.

At the end of the 5 years restricted period, the employees can, depending on their residence country, do any one of the following:
(1) receive the cash value of their assets; (2) receive the value of their assets in the form of AXA shares; or (3) transfer their assets invested in the leveraged plan into the traditional sub-fund.

The cost of this plan is valued taking into account the five-year lock-up period, as recommended by the CNC (Conseil National de la Comptabilité). The CNC approach values the restricted shares through a replication strategy whereby the employee would sell the restricted shares forward at the end of the lock-up period, borrow enough money to buy unrestricted shares immediately, and uses the proceeds of the forward sale together with dividends paid during the lock-up period to finance the loan. For the leveraged plan, the cost also includes the opportunity gain implicitly provided by AXA by enabling its employees to benefit from an institutional price for derivatives as opposed to a retail price.

On September 15, 2008, the AXA Group made an employee share offering at €17.18 per share for the traditional plan (discount of
20% to the reference price of €21.47 representing the average over the twenty trading days preceding the date of announcement)
and €18.43 per share for the leveraged plan. Subscriptions amounted to 24.7 million shares, increasing the share capital by
€460.3 million. This offering represented a total cost of €16.7 million taking into account the five-year lock-up period.

In 2008, the cost of the lock-up period was measured at 18.48% for the traditional plan and 13.61% for the leveraged plan (due to different discounts). In addition to the lock-up cost, the opportunity gain offered to the employees under the leveraged plan was measured at 2.68%.

PLAN MAIN FEATURES

The table below shows the main features of the plan, the amounts subscribed, valuation assumptions, and the cost of the plan for 2008, 2007 and 2006.

	2008		2007		2006
	Traditional	Leveraged	Traditional	Leveraged	Traditional	Leveraged
Plan maturity (in years)	5	5	5	5	5	5
[a] Discount to face value	20.00%	14.15%	20.00%	14.25%	20.00%	15.21%
Reference price (in Euro)	21.47		29.03		28.60
Subscription price (in Euro)	17.18	18.43	23.22	24.89	22.88	24.25
Amount subscribed by employee (in Euro million)	29.3	42.4	74.0	47.0	51.8	32.0
Total amount subscribed (in Euro million)	29.3	431.0	74.0	478.3	51.8	323.7
Total number of shares subscribed (in million shares)	1.7	23.0	3.2	18.9	2.3	13.2
Interest rate on employee loan	8.46%	8.29%	7.54%	7.47%	7.01%	7.34%
5-year risk-free rate (euro zone)	2.69%		3.89%		3.66%
Dividend yield	6.64%		5.30%		3.96%
Early exit rate	4.61%		4.61%		3.34%
Interest rate for borrowing securities (repo)	0.25%		0.25%		0.20%
Retail / institutional volatility spread	N/A	6.60%	N/A	4.60%	N/A	4.20%
[b] Cost of the lock-up for the employee	18.48%	13.61%	13.45%	13.15%	13.41%	14.32%
[c] Opportunity gain	N/A	2.68%	N/A	2.24%	N/A	2.26%
Total cost for AXA = [a] - [b] + [c] (as a percentage of the reference price)	1.53%	3.22%	6.55%	3.35%	6.59%	3.15%
Total cost for AXA (in Euro million)	0.6	16.1	6.0	18.7	4.3	12.0

AXA MILES

On July 1, 2007, AXA granted 50 free shares per employee to all employees of the Group. In total, 2.3 million shares were granted to 46,899 employees in 24 countries on the 2+2 plan (i.e. two-year vesting period with a subsequent two-year restriction period), and 3.2 million shares were granted to 64,839 employees in 30 countries on the 4+0 plan (i.e. four-year vesting period with no subsequent restriction period).

	Number of employees at grant date	Number of AXA Miles granted
Plan 2+2	46,899	2,344,950
Plan 4+0	64,839	3,241,950
Total	111,738	5,586,900

The free shares are valued using the CNC approach described in the AXA Group Shareplan section using assumptions adapted to the structure of the plan (2+2 or 4+0 plan), based on a market price of €32 per share on July 1, 2007 and an estimated 5%
pre-vesting lapse rate.

The total cost of the AXA Miles is amortized over the vesting period (i.e., over 2 years for the 2+2 plan and over 4 years for the
4+0 plan) starting on July 1, 2007. On that basis, the expense recognized in the profit & loss for the year ended December 31,
2008 was €48.1 million. The accumulated cost already recognized as at December 31, 2008 represented 55% of the total cost of this plan.

398        2008 ANNUAL REPORT

OTHER SHARE-BASED COMPENSATION

AXA PERFORMANCE UNITS

AXA issued Performance Units to executive officers and other key employees outside France in 2004, 2005, 2006, 2007 and

2008.

During the vesting period, the Performance Units initially granted are subject to non-market performance criteria. If the number of Performance Units definitely acquired is less than one thousand, the employing entity pays in cash, 100% of the calculated value. If the number of Performance Units definitely acquired is more than one thousand the employing entity pays in cash, 70%

of the calculated value and the remaining 30% is simultaneously invested on behalf of the beneficiaries in AXA shares restricted for a minimum period of two years (equity-settled). The value of each Performance Unit is equal to the average AXA share price before the settlement (which is cash rather than equity-settled in most cases).

For the cash-settled instruments, the expected payment at the maturity date of the instrument is revised at each closing dates and amortized over the vesting period (prorata temporis).

The total cost of the Performance Units recorded in earnings in 2008 was €21.3 million (€5.0 million for the equity-settled portion and €16.3 million for the cash-settled portion).

AXA PERFORMANCE SHARES

In 2005, 2006, 2007 and 2008, Performance Shares were issued to executive officers and other key employees in France only.
Performance Shares are similar to Performance Units, but the payment is equity-settled. In France, most of the Performance
Units granted to employees in 2004 were converted into Performance Shares in 2005.
The total cost of Performance Shares was €19.7 million in 2008.

25.3.2. Share-based compensation instruments issued by AXA Subsidiaries

Main share-based compensation plans issued by AXA subsidiaries are described below:

AXA ASIA PACIFIC HOLDING STOCK OPTION PLAN

AXA APH grants stock options based on AXA APH shares, with both market and non-market performance conditions.
These plans are valued according to the IFRS applicable in Australia. The total cost for this plan in 2008 was €6.3 million.

AXA FINANCIAL SHARE-BASED COMPENSATION PLANS

The total cost of AXA Financial's share-based compensation plans in 2008 included €-6.8 million in respect of AXA Financial
Stock Appreciation Rights (as they are subject to variations in the basis of recognition due to changes in the market value of
AXA ADRs) and €3.6 million in respect of AXA ADR Restricted Shares and Performance Accelerated Restricted Shares granted to senior executives and non-employee directors.

ALLIANCEBERNSTEIN SHARE-BASED COMPENSATION PLANS

AllianceBernstein grants Restricted Units and options to acquire AllianceBernstein Units, which are valued and booked according to IFRS principles.

In 2008, AllianceBernstein granted to certain key employees the right to receive part of their deferred compensation in the form of options to acquire AllianceBernstein units. The 2008 total cost amounted to €13.8 million.

Options to acquire AllianceBernstein Units were granted as follows: 13,825 options in 2008; 3,708,939 options in 2007; 9,712 options in 2006; and 17,604 options in 2005.

25.4. COMPENSATION OF MANAGEMENT AND OFFICERS

In 2008:

•   Short-term benefits: compensation paid to members of the Management Board in respect of 2008 totaled €9.5 million, including fixed salary, bonuses, directors' fees and benefits in kind.

•   Share-based compensation: the expense recognized in 2008 in respect of share-based compensation granted to Management
Board members was €12 million.

In 2007:

•   Short-term benefits: compensation paid to members of the Management Board in respect of 2007 totaled €14.1 million, including fixed salary, bonuses, directors' fees and benefits in kind.

•   Share-based compensation: the expense recognized in 2007 in respect of share-based compensation granted to Management
Board members was €16 million.

Long-term benefits:
Amounts provisioned or recognized by AXA SA and its subsidiaries for the payment of pensions or retirement benefits to its corporate officers (members of the Management Board, Chairman of the Supervisory Board and the employees' representative on the Supervisory Board) totaled €31.6 million as at December 31, 2008 ( 34.8 million as at December 31, 2007)

25.5. SALARIED WORKFORCE

At December 31, 2008, the Group employed 109,304 salaried people on a full-time equivalent basis (103,534 at the end of 2007 and 96,009 at the end of 2006).

The increase in 2008 compared to 2007 was mainly due to:

•  the acquisition of Seguros ING in Mexico (4,927 employees) and the consolidation of the Gulf Region (628 employees) in the
Mediterranean and Latin American Region;

•   the acquisition of SBJ Group (823 employees) in the United Kingdom.

400        2008 ANNUAL REPORT

NOTE 26 > NET INCOME PER ORDINARY SHARE

The Group calculates a basic net income per ordinary share and a diluted net income per ordinary share:

•  The calculation of the basic net income per ordinary share assumes no dilution and is based on the weighted average number of outstanding ordinary shares during the period.

•  The calculation of diluted net income per ordinary share takes into account shares that may be issued as a result of stock option plans. The effect of stock option plans on the number of fully diluted shares is taken into account only if options are considered to be exercisable on the basis of the average stock price of the AXA share over the period.

As of January 1, 2007, the effect of convertible bonds is no longer integrated in the calculation of diluted net income per ordinary share.

Indeed, to neutralize the dilutive impact of the 2017 convertible bonds, AXA purchased from a banking counterparty, call options on AXA shares with an automatic exercise feature. This feature is such that one option is automatically exercised upon each conversion of a convertible bond. Each issuance of a new share resulting from the conversion of the bond will be offset by the delivery by the bank to AXA (and subsequent cancellation) of an AXA share. The issuance of a share in respect of the conversion of the bond and the cancellation by AXA of the AXA share received will offset each other. As a result of this transaction, there will no longer be a change to the outstanding number of AXA outstanding shares created by the convertible bond conversion.

(in Euro million) (c)		December 31, 2008	December 31, 2007	December 31,2006
NET INCOME GROUP SHARE		923	5,666	5,085
TSS and TSDI financial charge		(299)	(290)	(160)
TSS and TSDI FX impact		276	255	26
NET INCOME INCLUDING IMPACT OF TSS/TSDI	A	900	5,631	4,951
Weighted average number of ordinary shares (net of treasury shares) - opening		2,030	2,063	1,855
Increase in capital (excluding stock option exercised)(a)		2	2	97
Stock options exercised(a)		2	4	3
Treasury shares(a)		1	-	3
Share purchase program(a)		-	(27)	(11)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	B	2,035	2,043	1,948
NET INCOME PER ORDINARY SHARE (d)(e)	C = A / B	0.44	2.76	2.54
Potentially dilutive instruments:
• Stock options		4	16	16
• Subordinated convertible Notes - February 8, 2000 due 2017		-	-	28
• Subordinated convertible Notes - February 8,1999 due 2014		-	-	38
• Other		4	2	2
FULLY DILUTED - WEIGHTED AVERAGE NUMBER OF SHARES	D	2,044	2,061	2,032
NET INCOME(b)	E	900	5,631	5,064
FULLY DILUTED NET INCOME PER ORDINARY SHARE (d)(e)	F = E / D	0.44	2.73	2.49

(a) Weighted average.

(b) Taking into account the impact of potentially dilutive instruments.

(c)  Except for number of shares (million of units) and earnings per share (Euro).

(d)  Revised net income EPS taking into account interest payments related to perpetual debts classified in equity, including foreign exchange impacts. Previously disclosed EPS excluded such adjustments. Basic net income EPS amounted to €2.77 and fully diluted net income EPS to €2.75 as at December 31, 2007 and €2.61 and €2.56 respectively as at December 31, 2006.

(e)  Basic and diluted net income per share from discontinued operations represented €0.06 for full year 2006 and €0.23 for full year 2007.

NOTE 27 > RELATED-PARTY TRANSACTIONS

In 2008, the Company was party to the following transactions with related parties which may be deemed to have been material to AXA or the related party in question or unusual in their nature or conditions.

Relationships with the Mutuelles AXA

The Mutuelles AXA (AXA Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle) are two mutual insurance companies engaged in the Property & Casualty insurance business and Life & Savings insurance business in France. Each Mutuelle is supervised by a board of directors elected by delegates representing policyholders. Certain members of the Company's Supervisory
Board and Management Board serve as directors or executive officers of the Mutuelles AXA.

The insurance businesses of the Mutuelles AXA and the insurance businesses of the Company's French insurance subsidiaries use similar distribution channels and are managed as a single business, subject to legal and management arrangements established to maintain the legal distinction between their respective businesses. Certain of the costs and expenses of operating these businesses (other than commissions) are shared by these subsidiaries and the Mutuelles AXA and allocated among them through a Groupement d'Intérêt Economique or "GIE" which is a type of French inter-company partnership more fully described below.
There are no agreements between the Mutuelles AXA and the Group's insurance subsidiaries that restrict in any way their ability to compete with one another.

The Property & Casualty insurance business generated in France by insurance brokers is underwritten through a coinsurance arrangement between AXA Assurances IARD Mutuelle and AXA France IARD, a Property & Casualty insurance subsidiary of the Company. Technical results are shared between these companies in proportion to their written premiums. Aggregate written premiums recorded in this coinsurance agreement amounted to €1,542 million in 2008 (of which €1,367 million was attributed to AXA France IARD).

Groupement d'Intérêt Economique (GIE)

From time to time the Company enters into GlEs with certain of its subsidiaries. GlEs are intercompany partnerships, governed by French law, created to perform various common services for their members and to allocate associated costs and expenses among their members. The allocation of costs and expenses invoiced to GIE members may be based on various agreed criteria including particular activity drivers. The GlEs to which the Company was party during 2008 covered a variety of common services including services performed by the AXA Group's central functions for the benefit of AXA Group companies (e.g., finance, accounting and reporting, tax, legal, marketing and brand, internal audit, human resources, procurement, information systems, risk management, cash management) as well as certain other services. Expenses invoiced by these GlEs to the Company and its subsidiaries are generally invoiced at cost and are included in the consolidated expenses reflected on Company's audited consolidated financial statements.

Loans/Guarantees/Capital Contributions, etc.

AXA has given numerous commitments and guarantees, including financing commitments, guarantees given to financial institutions and customers, pledged assets, collateralized commitments and letters of credit. For a detailed description of these commitments and guarantees, see Note 28 "Contingent assets and liabilities and unrecognized contractual commitments". Certain of these guarantees are given by the Company for the benefit of its subsidiaries and affiliates for various business purposes including to promote development of their business (e.g. to facilitate acquisitions, integration of acquired businesses, distribution arrangements, nternal restructurings, sales or other disposals of assets or businesses or similar transactions), to support their credit ratings, and/or to promote efficient use of the Group's capital resources. In this context, the Company may guarantee repayment of loans or other obligations between its subsidiaries, guarantee obligations of its subsidiaries to third parties, or provide other types of guarantee for the benefit of its subsidiaries. The beneficiaries of these guarantees are generally required to compensate the
Company at a negotiated rate based on prevailing market rates and conditions for guarantees of a similar nature. In addition, from time to time, the Company may provide comfort letters or similar letters to rating agencies and/or regulators for the benefit of its subsidiaries and affiliates for various business purposes, including facilitating specific transactions, achieving target ratings levels and, more generally, helping to develop the business of these subsidiaries.

The Company, from time to time, makes capital contributions, loans, other extensions of credit, or otherwise provides liquidity and capital resources to its subsidiaries and affiliates for various business purposes including to finance their business operations and/or to promote the development of their business (e.g. to facilitate acquisitions, integration of acquired businesses, distribution arrangements, internal restructurings, or similar transactions). These transactions may involve the Company entering into various types of transactions with its subsidiaries and affiliates from time to time including loans or other types of credit arrangements, acquisitions or sales of assets, securities or other financial instruments and/or similar transactions. In addition, the Company may from time to time borrow from its subsidiaries for various business purposes. These transactions are carried out on arms-length terms and conditions with loans and other extensions of credit bearing interest at varying rates that generally reflect prevailing market rates at the respective dates such loans were originated. In 2008, these transactions included loans from the Company to its US subsidiary AXA Financial, Inc. in the amount of approximately €2.44 billion that were used principally to enhance the capitalization of AXA Financial's insurance subsidiaries.

402        2008 ANNUAL REPORT

In addition, the Company may enter into various other types of transactions with its subsidiaries and affiliates from time to time in connection with liquidity, solvency and capital management initiatives designed to promote efficient use and fungibility of the
Group's capital resources. These transactions may involve loans or other types of credit arrangements, acquisitions or sales of assets, securities or other financial instruments (including swaps or other types of derivatives), securitization transactions, and/or similar types of arrangements or transactions to which the Company may be a direct party and/or guarantor.

Key Management and Directors

To the best of the Company's knowledge, based on information reported to it:

•  At December 31, 2008, there were no loans outstanding from the Group to any member of AXA's Management Board or
Supervisory Board other than (i) one loan to a member of AXA's Management Board (loan originated in 2002 in the original principal amount of €200,000 bearing interest at a rate of 4.58% annually and with a 10-year term) and (ii) one loan to another member of AXA's Management Board (loan originated in 1999 in the original principal amount of €152,449 bearing interest at a rate of 4.50% and with a 10-year term). These loans were made in the ordinary course of business by one of the Group's banking subsidiaries at prevailing market terms and conditions at the time of origination.

•  The son of a member of the Supervisory Board was employed by a subsidiary of the Company during 2008 and remains an employee of that subsidiary as of the date of this Annual Report. In addition the son of a member of the Management Board worked as a summer intern at another subsidiary of the Company. Both of these arrangements were on arms-length terms and conditions.

•  Various members of the Company's Supervisory Board and Management Board as well as various other executive officers and directors of companies forming a part of the AXA Group may, from time to time, purchase insurance, wealth management or other products or services offered by AXA in the ordinary course of its business. The terms and conditions of these transactions are substantially similar to the terms and conditions generally available to the public or to AXA employees generally.

NOTE 28 > CONTINGENT ASSETS AND LIABILITIES AND

UNRECOGNIZED CONTRACTUAL COMMITMENTS

Investments in non-consolidated investment funds are limited to the shares in these funds which do not provide control and any material arrangements between AXA and these funds is disclosed in this Note 28, as appropriate.

Consistent with principles set forth in Note 1.3.1 "Scope and basis of consolidation" to the financial statements, (i) AXA's investments in or other arrangements with non-consolidated special purpose entities (SPEs) do not allow AXA to exercise control over such
SPEs; and (ii) SPEs controlled by AXA are consolidated as disclosed in Note 2.2 to the financial statements.

28.1. BREAKDOWN OF COMMITMENTS RECEIVED
(in Euro million)	December 31, 2008	December 31, 2007	December 31, 2006
Financing commitments	8,193	8,156	8,308
Credit institutions	8,193	8,127	8,308
Customers	-	28	-
Guarantee commitments	4,975	4,844	4,088
Credit institutions	503	478	287
Customers	4,471	4,366	3,801
Other	31,437	30,155	27,116
Pledged securities and collaterized commitments(a)	27,291	27,513	23,265
Letters of credit(b)	1,930	1,602	1,443
Other commitments	2,216	1,040	2,407
TOTAL	44,605	43,154	39,511

(a) 2007 and 2006 numbers were revised to include commitments received by ELLA Bank related to the National Bank of Hungary bond and collaterals on properties (2007: €1,990 million) and the US Life & Savings related to reinsurers (2007: €1,519 million and 2006: €1,600 million).

(b) 2007 and 2006 numbers were revised to include letters of credit received by the US Life & Savings related to reinsurers (2007: €172 million and 2006:
€211 million).

Commitments received by AXA totaled €44,605 million at the end of 2008, an increase of €1,451 million compared to the end of 2007, mainly due to an increase in other commitments (€+1,176 million).
These commitments broke down as follows:

Financing commitments received increased by €38 million to €8,193 million at the end of 2008, and mainly consisted of:

•  AXA SA credit facilities (€6,187 million),

•  AllianceBernstein credit lines (€1,086 million) mainly including credit facilities (€573 million) and revolving credit facilities
(€513 million) from various banks and other lenders,

•   Bank credit lines granted to AXA Life Japan as part of its operations (€426 million),

•  The United States holding company's share in revolving cash facilities (€358 million).

Guarantee commitments received increased by €131 million to €4,975 million at the end of 2008, and mainly consisted of:

•   guarantees received from customers of AXA Bank Europe (Belgium) and Belgium Life & Savings (€3,429 million), and of
AXA Banque (French bank) (€1,021 million) principally in the form of mortgages and credits to small business;

•  guarantees received from credit institutions by AXA Banque (€281 million), and by Italy Property & Casualty (€103 million) in the case of the failure of general agents.

Pledged securities and collaterized commitments received decreased by €222 million to €27,291 million at the end of
2008, and mainly consisted of:

•   Mortgage security interests taken by AXA Bank Europe for home loans and other business loans (€14,182 million).

•  €3,218 million in ELLA Bank (Hungarian bank) related to the National Bank of Hungary bonds and collaterals on properties.

•   Collaterized commitments in Switzerland Life & Savings (€2,949 million), mainly relating to mortgage loans.

•  €2,675 million in Japan, including securities received as guarantees for cash deposits given in security lending transactions
(€2,065 million) and for short-term security borrowings (€610 million). Commitments were also given on these products.

•  €2,269 million in the US Life & Savings related to an eventual failure in the payment by reinsurers mainly for disability income business.

Letters of credit received increased by €328 million, to €1,930 million at the end of 2008, and were mainly related to the
United States holding company (€1,426 million).

404       2008 ANNUAL REPORT

Other commitments received totaled €2,216 million at the end of 2008, broken down as follows:

•  €1,151 million received by France Life & Savings mainly due to real estate funds;

•  €719 million received by AXA SA due to a loan guarantee under a $1 billion loan agreement;

•  €156 million commitments received by AXA Bank Europe related to foreign exchange and money market activities.

The €1,176 million increase in other commitments received was mainly due to €+719 million received by AXA SA, and €+374 million ncrease in commitments received by France Life & Savings.

28.2. BREAKDOWN OF COMMITMENTS GIVEN

	December 31,2008					December 31, 2007	December 31, 2006
(in Euro million)	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years	TOTAL	TOTAL	TOTAL
Financing commitments	1,500	-	108	233	1,841	3,151	3,974
Credit institutions	19	-	96	74	190	934	1,376
Customers	1,481	-	12	159	1,652	2,217	2,598
Guarantee commitments	1,473	2,224	163	2,012	5,872	5,353	5,677
Credit institutions	644	2,050	156	1,744	4,595	3,384	3,020
Customers	829	174	7	267	1,278	1,969	2,657
Other	14,501	5,050	1,502	4,658	25,710	25,233	22,795
Pledged securities and collaterized commitments	12,309	90	51	403	12,854	14,601	15,821
Letters of credit	70	-	26	446	542	576	673
Other commitments	2,122	4,959	1,425	3,809	12,314	10,056	6,301
TOTAL	17,474	7,274	1,773	6,903	33,424	33,737	32,446

Commitments given totaled €33,424 million at the end of 2008, a decrease of €313 million as compared to the end of 2007.

Financing commitments given totaled €1,841 million at the end of 2008, and consisted of:

•   Financing commitments to customers (€1,652 million), mainly comprising commitments given related to credit lines and overdraft authorizations granted by AXA Banque to their customers (€805 million), and by AXA Bank Europe in the context of its retail activities (€530 million).

•   Financing commitments to credit institutions (€190 million), including notably €96 million given to agents by France Property
& Casualty, and €72 million financing commitment given by AXA Japan Life to the Japanese insurance protection fund.

Financing commitments decreased by €1,309 million, including €-761 million in Switzerland Life & Savings and Property &
Casualty following reclassification of financing commitments given to private equity funds to the caption "other commitments"
from 2008 on (€1,083 million as of year-end 2008), a €-403 million decrease in AXA Bank Europe and a €-279 million decrease in AXA Banque, both related to credit lines and overdrafts authorizations granted to their customers.

Guarantee commitments given totaled €5,872 million at the end of 2008, and consisted of:

•   guarantee commitments given to credit institutions (€4,595 million) including mainly guarantees given by AXA SA
(€4,311 million);

•   guarantees commitments given to customers (€1,278 million) including €1,008 million granted by AXA Banque mainly consisting in gap guarantees on structured products, given to funds managed by AXA Investment Managers.

Guarantee commitments given increased by €520 million, mainly due to an increase in guarantees given by AXA SA mainly related to credit lines granted to the Group's entities (€+1,258 million), partly offset by a €593 million decrease in gap guarantees on structured products given by AXA Banque.

Pledged securities and collaterized commitments given totaled €12,854 million at the end of 2008, and mainly consisted of:

•  €6,745 million in Japan Life & Savings, including securities given as guarantees for cash deposits received in securities lending transactions (€5,850 million), securities pledged as part of derivative transactions (€60 million), securities given as guarantees for short-term security borrowings by Japanese entities (€820 million). Commitments were also received on these products.

•   Securities pledged by AXA Bank Europe to financial institutions in respect of security repurchase agreements
(€3,470 million).

Pledged assets and collaterized commitments given decreased by €1,747 million in 2008 mainly due to a €1,662 million decrease in Japan, mainly on securities pledged under stock lending transactions.

Letters of credit given totaled €542 million at the end of 2008 and were mainly related to the run-off activities of reinsurance operations (€473 million).

Other commitments given totaled €12,314 million at the end of 2008 and consisted mainly of:

•  €1,796 million commitments given by the German entities relating mainly to future investments in Private equity funds
(€565 million) and a multi tranche loan (€510 million), and a commitment given to "Protektor", the German insurance guarantee fund (€368 million) in the case of a bankruptcy of the insurance companies.

•  €2,910 million commitments given by France Life & Savings, €599 million given by France Property & Casualty, and €144 million given by AXA Corporate Solutions Assurance, notably including €2,066 million on Private Equity Funds.

•  €618 million in the United Kingdom Life & Saving, mainly in commitments to AXA Private Equity funds (€501 million) and the
Parallel Ventures (€12 million). These funds are vehicles (partnerships and similar vehicles) that allow exposure to private equity investments in the United Kingdom, the United States and European markets.

•  €775 million of commitment given by Japan to private equity funds.

•  €1,704 million commitments given by the Switzerland Life & Savings and Property & Casualty, including notably €1,083 million commitments to private equity funds, and €598 million commitment to building contractors for renovation or new buildings.

•  €319 million in Belgium insurance entities mainly due to commitments to private equity funds.

•  €1,000 million guarantee given by AXA SA to EDF, the French electricity company, as part of a Group life insurance contract.

•  €877 million of unamortized balance on AXA's subordinated debt instruments: AXA issued the following subordinated debt
(i) €1,524 million at 2.5% issued in February 1999 and due in 2014, and (ii) €1,099 million at 3.75% issued in February 2000 and due in 2017. The difference between the issue price and the redemption price (in the event of non-conversion for the debt maturing in 2017) is amortized over the life of the instrument at the effective interest rate for each debt.

Transfers to the UK with-profits funds

The scheme governing the financial reorganisation of AXA Sun Life in 2001 (the "Scheme") details arrangements under which assets from the inherited estate, attributed to AXA through the reorganisation, may be transferred on a temporary, or permanent, basis to the With Profits Funds as required to support the capital requirements of these funds, as determined under the scheme.
In the case of a temporary transfer, assets and related investment income remain attributable to AXA as they will be returned when they are no longer required to support the capital requirements of the With Profits Funds, under the stringent tests set out in the scheme.

If all or part of the assets transferred are unlikely to be returned in the foreseeable future (taking into consideration the duration of the in force With-Profit policies), then the relevant part of the transfer would be designated permanent. Only a permanent transfer to the With Profits Funds would result in a charge against the profit and loss account. The maximum amount that could be transferred under the Scheme is capped at the market value of relevant surplus assets in the Non Profit Funds, which is estimated to be £1,000 million (€1,044 million) as at December 31, 2008. As at December 31, 2008 the transfer to the With-Profits Funds has a nil value. Under the rules of the Scheme an annual test ("the Test") must be performed at least once in a 12 month period and may result in an additional transfer. The completion of the Test, based on an effective date of January 1, 2009, may lead to a transfer but this is not expected to be permanent.

Cross-Shareholding Agreements

AXA has entered into cross-shareholding agreements with BNP Paribas and Schneider which are described hereafter.

Agreement with BNP Paribas

On December 15, 2005, and after authorization by the AXA Supervisory Board on June 29, 2005, the AXA Group and the BNP
Paribas Group entered into an agreement that replaces a prior agreement between them dated September 12, 2001.

The 2005 agreement maintains the provisions of the prior agreement concerning minimal and stable cross-shareholdings. Pursuant to the agreement, the AXA Group undertakes to hold at least 43,412,598 shares of BNP Paribas and the BNP Paribas Group undertakes to hold at least 61,587,465 shares of AXA. These amounts are subject to adjustment to reflect the impact of certain capital transactions, including, but not limited to: capital increases, free allotments of stock, stock splits or similar transactions.

In addition, the agreement includes an option for each party to repurchase its shares in the event of a hostile change of control of the other party.

In force for a period of five years starting from December 16, 2005, this agreement is renewable automatically for an initial period of two years and for successive periods of one year thereafter, unless one of the two parties decides to terminate the agreement earlier, in which case the terminating party is required to give three months notice prior to the next renewal date.

The agreement was made public by the AMF (Autorité des marchés financiers) on December 21, 2005.

Agreement with Schneider

On May 15, 2006, and after authorization by the AXA Supervisory Board on December 21, 2005, the AXA Group, the Mutuelles
AXA and the Schneider Group entered into an agreement that provides for the maintenance of minimal cross-shareholdings. Under

406        2008 ANNUAL REPORT

the terms of this agreement, the AXA Group undertakes to hold at least 2,583,300 shares of Schneider stock and the Schneider
Group undertakes to hold at least 8,816,681 AXA ordinary shares. The number of shares held under this cross-shareholding agreement will be adjusted as needed to reflect the impact of certain capital transactions, including, but not limited to: capital increases, free allotments of stock, stock splits or similar transactions.

In addition, the agreement includes an option for each party to repurchase its shares in the event of a hostile change of control of the other party.

In force for a period of one year from the date of signature, this agreement is renewable automatically for successive periods of one year thereafter, unless one of the parties decides to terminate beforehand, in which case the terminating party is required to give three months notice prior to the next renewal date.

The agreement was made public by the AMF (Autorité des marchés financiers) on May 31, 2006.

Commitments towards some Group employees

In addition to other employment-related obligations, various AXA subsidiaries are required to indemnify their employees against certain liabilities and costs that they may incur from time to time in performing activities within the scope of their employment duties. These activities may include, for example, service as a director, officer, agent, general partner, or in a similar capacity for
(i) an AXA Group company other than the employee's principal employer or (ii) a company outside the AXA Group where service is at the request of (or for the benefit of) the Group (e.g. joint ventures, partnerships, or special-purpose investment companies or funds). The potential amount of compensation relating to commitments covered by these obligations cannot be evaluated with any certainty.

Supports provided without having a contractual or constructive obligation to do so

The Group did not provide any material support without having a constructive obligation to do so to non consolidated entities during the period.

28.3. OTHER ITEMS: RESTRICTION ON DIVIDEND PAYMENTS TO
SHAREHOLDERS

Some AXA subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise.

In most cases, the amounts available for distribution from AXA's insurance subsidiaries are limited to net income for the year and retained earnings calculated in accordance with the accounting policies used by the subsidiaries to prepare their financial statements. Further restrictions may be imposed by the local insurance regulators in countries where AXA operates. In some cases, amounts available for distribution are also subject to regulatory capital adequacy tests or the approval of an independent actuary, or subject to individual provisions contained in a company's by-laws.

In accordance with European Union directives, insurance companies with their registered office in a European Union member country are required to maintain minimum solvency ratios which must be supported by capital, retained earnings and reserves and unrealized capital gains on marketable securities and real estate as reported in regulatory filings or subject to approval by local regulators in some countries. AXA's insurance operations in countries outside the European Union are also subject to local capital adequacy and solvency margin regulations. At December 31, 2008, AXA's subsidiaries complied with the applicable solvency and capital adequacy requirements.

In addition, the currency hedges used by AXA to manage foreign exchange rate risk may significantly impact the statutory results
(parent only) of the Company and the amounts available for distribution as dividends to its shareholders because unrealized exchange rate gains and losses under these derivatives are recognized in the Company's income statement.

NOTE 29 > FEES PAID TO STATUTORY AUDITORS

29.1 STATUTORY AUDITORS

Incubent auditors

PricewaterhouseCoopers Audit:

63, rue de Villiers - 92208 Neuilly-sur-Seine, represented by Messrs. Yves Nicolas and Eric Dupont, first appointed on February
28,1989. The current appointment is for a term of 6 years, until the annual General Meeting of the shareholders called to approve the financial statements for the fiscal year 2011.

Membership in a professional body:

PricewaterhouseCoopers Audit is registered as an independent auditor with the Compagnie Régionale des Commissaires aux
Comptes de Versailles.

Mazars:

Exaltis — 61, rue Henri Régnault - 92075 Paris-La Défense Cedex, represented by Messrs. Patrick de Cambourg and Jean-Claude
Pauly, first appointed on June 8, 1994. The current appointment is for a term of 6 years, until the annual General Meeting of the shareholders called to approve the financial statements for the fiscal year 2009.

Membership in a professional body:

Mazars is registered as an independent auditor with the Compagnie Régionale des Commissaires aux Comptes de Versailles.

Alternate auditors

Mr. Patrick Frotiée: 63, rue de Villiers - 92208 Neuilly-sur-Seine, first appointed on May 17, 1995. The current appointment is for a period of 6 years, until the annual General Meeting of the shareholders called to approve the financial statements for the fiscal year 2011.

Mr. Jean Louis Simon: Exaltis - 61, rue Henri Régnault - 92075 Paris-La Défense Cedex - 75012 Paris, first appointed on
April 21, 2004. The current appointment is for a period of 6 years, until the annual General Meeting of the shareholders called to approve the financial statements for the fiscal year 2009.

29.2. FEES PAID TO STATUTORY AUDITORS

Pursuant to Article 222-8 of the AMF General Regulations, the table below shows the fee amounts paid by AXA to each of the statutory auditors in charge of auditing the Group's financial statements, distinguishing between the fees for, on the one hand, the legal mission of statutory auditors of the statements, as well as the diligence directly related to them, and, on the other hand, for other services.

	PricewaterhouseCoopers				Mazars
	Amount (before VAT)%				Amount (before VAT)%
(in Euro thousand)	2008	2007	2008	2007	2008	2007	2008	2007
Audit
Statutory audit and certification of local and consolidated financial statements	41,277	43,951	82%	82%	8,202	7,160	96%	91%
Parent company	3,479	3,274	7%	6%	600	577	7%	7%
Fully consolidated subsidiaries	37,858	40,737	75%	76%	7,602	6,589	89%	84%
Other specific audit assignment	4,486	4,687	9%	9%	247	296	3%	4%
Parent company	209	326	-	1%	-	-	-	-
Fully consolidated subsidiaries	4,277	4,361	8%	8%	247	296	3%	4%
Sub-total	45,763	48,638	90%	91%	8,449	7,455	98%	95%
Other services
Legal, tax and employment consulting	4,405	4,796	9%	9%	84	52	1%	1%
Other(a)	413	291	1%	1%	50	330	1%	4%
Sub-total	4,818	5,087	10%	9%	134	382	2%	5%
Total	50,581	53,725	100%	100%	8,584	7,837	100%	100%
Affiliated Companies/Mutual funds	10,439	10,589			1,354	1,297
Total	61,020	64,314			9,937	9,134

(a) Including Technology, IT systems consulting and other internal services.

2008 ANNUAL REPORT

NOTE 30 > LITIGATION

30.1. MATTERS DIRECTLY CONCERNING AXA SA

AXA SA is involved in lawsuits (both class actions and individual litigations), investigations, and other actions arising in the various jurisdictions where it does business, including the following:

In 2007, AXA SA completed the squeeze-out of the minority shareholders at two German subsidiaries, AXA Konzern AG ("AKAG")
and Kôlnische Verwaltungs-AG fur Versicherungswerte ("KVAG"). Following the effective date of these squeeze outs in July 2007, certain former AKAG and KVAG shareholders brought an action in Germany alleging that the cash compensation offered by
AXA SA was not adequate. Management believes that these claims are without merit and intends to vigorously defend them.
Management also believes that these judicial proceedings are likely to continue for several years before they are definitively resolved due to the complexities, procedural and otherwise, of the matter.

30.2. MATTERS CONCERNING AXA SUBSIDIARIES

In addition, several AXA subsidiaries are involved in lawsuits (both class action and individual), investigations, and other actions arising in the various jurisdictions where they do business, including the following:

30.2.1. United States Matters

In the United States, AXA's U.S. subsidiaries are involved in a number of lawsuits, investigations and other actions in various states and jurisdictions where they do business. A detailed description of these matters involving AXA Financial, Inc. and its subsidiaries
(including AXA Equitable Life Insurance Company and AllianceBernstein) is included in the annual reports on Form 10-K for the year ended December 31, 2008, respectively, of AXA Financial, Inc. (SEC file no. 1-11166), AXA Equitable Life Insurance Company
(SEC file no. 0-25280) and AllianceBernstein (SEC file no. 001-09818) filed with the SEC (collectively, the "Subsidiary SEC Reports").
While not incorporated by reference herein, the Subsidiary SEC Reports are publicly available and management encourages readers of the financial statement to consult the Subsidiary SEC Reports for a full description of all the various litigations and related matters in which these subsidiaries are involved. Copies of the Subsidiary SEC Reports can be obtained through the
SEC's EDGAR system (www.sec.gov).

Among the matters discussed in the Subsidiary SEC Reports are the following:

AXA Financial and AXA Equitable Matters

A number of lawsuits have been filed against insurers in the United States involving insurers' sales practices, alleged agents misconduct or misrepresentation, alleged failure to properly supervise agents, compensation of intermediaries and numerous other matters. Some of these actions have resulted in the award of substantial judgments against insurers (including material amounts of punitive damages) or in substantial settlements. In certain jurisdictions, juries have substantial discretion in awarding punitive damages.

AXA Equitable and certain of its subsidiaries, like other life and health insurers in the US, are involved in these types of litigations as well as in a wide variety of other matters including the following:

•  A putative class action entitled Stefanie Hirt, et al. v. The Equitable Retirement Plan for Employees, Managers and Agents, et
al., was filed in August 2001 in the District Court for the Southern District of New-York against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of AXA Equitable
Life Insurance Company, as Plan Administrator. The action was brought by participants in the Retirement Plan who alleged that a change effective January 1989 in the pension benefit formula from a final average pay formula to a cash balance formula violates the Employee Retirement Income Security Act of 1974 ("ERISA"). In July 2008, the Court of Appeals for the 2nd Circuit
affirmed a lower court decision in favor of defendants holding that the cash balance plan does not violate the age discrimination provisions of ERISA and that plaintiffs' claims also were barred by the statute of limitations. In September 2008, the Court of
Appeals denied plaintiffs' motion for rehearing and the time for plaintiffs to make an appeal to the United State Supreme Court has expired.

•   In June 2006, AXA Equitable received a demand for arbitration from Centre Life Insurance Company ("Centre Life") seeking to rescind the 100% quota share reinsurance agreement, effective July 1, 2000, between Centre Life and AXA Equitable, under which Centre Life reinsures portions of AXA Equitable's individual disability income insurance business. Centre Life alleged that AXA Equitable provided it with inaccurate and incomplete data upon which Centre Life relied in order to establish the reinsurance premium paid by AXA Equitable as consideration in the transaction and sought $207.2 million in damages plus statutory interest and attorneys' fees. In September 2008 the arbitration panel awarded Centre Life a total of $21 million. Certain ancillary business expense claims and a counterclaim filed by AXA Equitable, which were not adjudicated in the hearing by agreement of the parties, were settled following the arbitration.

•  AXA Equitable and/or AXA Advisors LLC is currently the subject of four putative class actions filed between July 2006 and
September 2007 in Federal court alleging certain wage and hour violations with regard to certain sales personnel. Each of the cases seeks substantially the same relief under essentially the same theories of recovery: violation of the Fair Labor Standards

Act for failure to pay minimum wage and overtime and violation of similar provisions under state labor laws in the respective states. In September 2007, the parties agreed to consolidate in the Northern District of California all four pending actions:
Meola v. AXA Advisors and AXA Equitable; Lennon v. AXA Advisors, et al.; Bolea v. AXA Advisors, LLC and AXA Equitable, et.
al.; and Dhruv v. AXA Advisors, LLC, et al. Plaintiffs seek compensatory damages, restitution of all wages improperly withheld or deducted, punitive damages, penalties, and attorneys' fees. In February 2009, the parties filed a motion for preliminary approval of a proposed settlement agreement with the Court. In March 2009, the Court preliminarily denied without prejudice the parties' motion for preliminary approval of the proposed settlement. The Court requested that the parties re-file the motion revising certain portions of the notices by the end of March 2009.

•  A putative class action entitled Eagan, et al. v. AXA Equitable Life Insurance Company was filed in the District Court for the
Central District of California in December 2006 against AXA Equitable as plan sponsor and fiduciary for an ERISA retiree health plan. The action was brought by two plan participants on behalf of all past and present employees and agents who received retiree medical benefits from AXA Equitable at any time after January 1, 2004, or who will receive such benefits in 2006 or later, excluding certain retired agents. Plaintiffs allege that (a) AXA Equitable's adoption of a revised version of its retiree health plan in
1993 (the "1993 Plan") was not authorized or effective, (b) that AXA Equitable has therefore breached the retiree health plan by imposing the terms of the 1993 Plan on plaintiffs and other retirees, (c) even if the 1993 Plan is controlling, AXA Equitable has violated the terms of the retiree health plan by imposing health care costs and coverage on plaintiffs and other retirees that are not authorized under the 1993 Plan, and (d) AXA Equitable breached fiduciary duties owed to plaintiffs and retirees by allegedly misrepresenting and failing to disclose information to them. The plaintiffs seek compensatory damages, restitution and injunctive relief prohibiting AXA Equitable from violating the terms of the applicable plan, together with interest and attorneys' fees. The original trial date of May 2009 has been stayed, and the court has not set a new trial date. In January 2009, AXA Equitable filed a motion to dismiss the complaint for lack of subject matter jurisdiction. In February 2009, the court denied AXA Equitable's motion to dismiss the complaint.

AllianceBernstein Matters

On December 18, 2003, AllianceBernstein settled with the SEC and the Office of the New York State Attorney General ("NYAG")
regarding their investigations into trading practices in the shares of certain mutual funds sponsored by AllianceBernstein. In connection with this settlement, AllianceBernstein established a $250 million restitution fund to compensate fund shareholders for the adverse effect of market timing (the "Restitution Fund"). During 2008 an Independent Distribution Consultant ("IDC") retained by AllianceBernstein to develop a plan for the distribution of the Restitution Fund confirmed that the Restitution Fund was sufficient to compensate for the harm to mutual fund shareholders from market timing activities and the SEC approved the IDC's distribution plan on May 15, 2008. The IDC is expected to begin distributing payments from the Restitution Fund in February 2009.

In addition to the matters set forth above, AXA Financial, AXA Equitable and AllianceBernstein, as well as certain of AXA's other
U.S. subsidiaries, are involved in various other types of lawsuits (both class action and individual), regulatory inquiries, investigations or actions, including in connection with the ownership and/or management of real estate, asset management activities, corporate transactions, employee benefit disputes, alleged discrimination in employment practices, as well as other matters. For additional details on these matters, please see the Subsidiary SEC Reports.

30.2.2. Other Subsidiary Litigations

Philips Litigation

From 1998 through 2001, subsidiaries of AXA, along with a syndicate of other insurers, participated in the Philips worldwide liability program (the "Policy") providing certain insurance covers for Philips N.V. ("Philips") and its subsidiaries on a worldwide basis. Thompson Hayward Agriculture & Nutrition LLC ("THAN"), an indirect U.S. subsidiary of Philips, made a claim under the
Policy in respect of asbestos-related claims resulting from its distribution of raw asbestos fiber from 1961 to 1980. The insurers sought to void the policy on grounds that Philips had failed to disclose material information concerning THAN and its business during subscription and underwriting of the Policy. Following litigation initiated in the Netherlands and United States, the parties reached a settlement in June 2008. The settlement had no material impact on the Company's consolidated financial position or results of operations.

RBS Warranty Claim

The Royal Bank of Scotland Group Plc ("RBS") filed a lawsuit against Winterthur (UK) Holdings Limited and Winterthur Swiss
Insurance Company (together "Winterthur") on September 29, 2005 claiming breach of warranty and misrepresentation in connection with Winterthur's 2003 sale of Churchill Insurance Group Plc to RBS. The parties concluded a settlement of this litigation in 2008 which had no material impact on the Company's consolidated financial position or results of operations.

In addition to the matters described above, AXA and certain of its subsidiaries are involved in various legal actions and proceedings arising out of transactions involving the acquisition or sale of businesses or assets, mergers or other business combination transactions, the establishment or dissolution of joint ventures or other partnerships, public exchange or tender offers, buy-outs of minority interests or similar types of transactions ("M&A Transactions"). In connection with M&A Transactions, AXA and its subsidiaries from time to time:

•  are involved in legal actions or other claims brought by purchasers, joint venture partners, shareholders or other transaction parties asserting claims for damages on various theories (including misrepresentation, failure to disclose material information, failure to perform contractual duties, breach of fiduciary duties), seeking contractual indemnification, or otherwise seeking to impose liability on AXA and/or its subsidiaries, and/or;

410        2008 ANNUAL REPORT

• benefit from contractual rights to indemnification from third party sellers or other transaction counterparties that are designed to protect the Group against existing or potential future litigation exposures or other types of contingent liabilities of the acquired businesses or assets. These indemnities generally constitute unsecured obligations of the indemnifying party and, consequently their value may be substantially impaired or rendered worthless in the event of the bankruptcy or insolvency of the indemnifying party.

AXA and its subsidiaries are also involved in various legal actions and proceedings of a character normally incident to their business including claims litigation arising in connection with the Group's insurance business.

In addition to litigation risks of the type described above, AXA and its subsidiaries are subject to comprehensive regulation in the various jurisdictions where they do business. In this context, AXA and its subsidiaries are subject, from time to time, to examinations, nvestigations, enforcement proceedings and other actions by regulatory and law enforcement authorities (involving civil and/or penal matters) as well as to proposed changes in law and/or regulation that may significantly impact their business and results of operations. For additional information on these matters as well as other risks and contingent liabilities affecting the Group and its business, please see "Additional factors that may affect AXA's Business" in Part II of this Annual Report, "Risk Factors" in Part IV of this Annual Report and Note 28 to the Group's Consolidated Financial Statements in Part V of this Annual Report.

Some of the litigations described above have been brought on behalf of various alleged classes of claimants, and certain of the claimants in these actions seek significant or unspecified amounts of damages, including punitive damages. In some jurisdictions, juries have substantial discretion in awarding punitive damages.

Although the outcome of any lawsuit cannot be predicted with certainty, particularly in the early stages of an action, management believes that the ultimate resolution of the matters described above should not have a material adverse effect on the consolidated financial position of AXA, taken as a whole. However, due to the nature of such lawsuits and investigations and the frequency of large damage awards in certain jurisdictions (particularly the United States) that bear little or no relation to actual economic damages incurred by plaintiffs, AXA's management cannot make an estimate of loss, if any, or predict whether or not these matters will have a material adverse effect on the AXA's consolidated results of operations in any particular period.

NOTE 31 > SUBSEQUENT EVENTS

In January 2009, AXA restructured its equity hedging program in order to lock in the positive mark-to-market impact resulting from the strong drop in equity markets and unwound €11 billion out of the first €14 billion tranche and the full €9 billion second tranche. This resulted in a €46 million gain net of tax on the mark-to-market since December 31, 2008. As of mid-march 2009,
AXA's remaining position consists of €250 million put spreads financed by the sale of call options on FTSE 100 and €2.5 billion put spreads on Eurostoxx 50 both maturing in March 2010.

In connection with AllianceBernstein s acquisition of the business of Sanford C. Bernstein Inc. in 2000, AXA Financial Inc.
entered into a purchase agreement under which certain former shareholders of Sanford C. Bernstein have the right to sell ("Put")
to AXA Financial, subject to certain restrictions set forth in the agreement, limited partnership interests in AllianceBernstein LP.
("AllianceBernstein Units") issued at the time of the acquisition.
As of the end of 2008, AXA Financial, either directly or indirectly through wholly owned subsidiaries, had acquired a total of
32.7 million AllianceBernstein units for an aggregate market price of $1,631 million through several purchases made pursuant to the Put. At December 31, 2008, AXA's ownership in AllianceBernstein L.P was approximately 62.4%.
On January 6, 2009, the purchase of the last tranche of 8.16 million AllianceBernstein Units was completed for a total price of approximately $150 million pursuant to the final installment of the Put, increasing the ownership of AXA in AllianceBernstein L.P.
by approximately 3% to 65.4%.

The financial impact for AXA of the Klaus storm in France and Spain in early 2009 is expected to be approximately €-0.2 billion before tax.

On March 17, 2009, AXA announced that it will subscribe for its share (approximately 53.1%) to the AUD660 million capital increase1 of AXA Asia Pacific Holdings (AXA APH), corresponding to an amount of approximately €178 million for AXA SA.
This operation has (i) no impact on the Group's Solvency I ratio and (ii) no material impact on AXA SA's liquidity position, because
AXA APH will use a portion of the proceeds from this capital increase to repay approximately €107 million of outstanding debt to AXA SA.

(1) The total capital increase of AXA APH could reach up to approximately AUD890 million, depending upon market conditions. In that case, AXA APH will reimburse a higher amount of outstanding debt to AXA SA.

412        2008 ANNUAL REPORT

PricewaterhouseCoopers Audit                                                                                                                                  MAZARS

63 rue de Villiers                                                                                                                                          61 rue Henri Régnault

92208 Neuilly-sur-Seine cedex                                                                                                                          92400 Courbevoie

Statutory auditors' report on the consolidated financial statements
For the year ended December 31, 2008

This is a free translation into English of the statutory auditors' report issued in French and is provided solely for the convenience of English speaking users. The statutory auditors' report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters.
These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA SA
25, Avenue Matignon
75008 Paris

In compliance with the assignment entrusted to us by your Annual General Meeting, we hereby report to you, for the year ended
December 31, 2008, on:

•   the audit of the accompanying consolidated financial statements of AXA SA, as attached to the present report;

•   the justification of our assessments;

•   the specific verification required by law.

These consolidated financial statements have been approved by the Management Board. Our role is to express an opinion on these consolidated financial statements based on our audit.

I - Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit involves performing procedures, on a test basis or by selection, to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31, 2008 and of the results of its operations for the year then ended in accordance with
International Financial Reporting Standards as adopted by the European Union.

II - Justification of our assessments

The financial crisis has gradually taken hold of the real economy with wide-ranging consequences for companies, notably in terms of business activity and financial balance. Very high volatility of active financial markets, infrequency of transactions on inactive financial markets as well as the lack of visibility on the business outlook have created specific conditions for the preparation of financial statements this year, and especially for accounting estimates required by the applicable accounting principles. In this context and in accordance with the requirements of article L.823-9 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

•  Your company details in Notes 1.7.2, 4.3 and 9.9 of the notes to the consolidated financial statements the valuation methods it applies to financial assets. We have assessed the appropriateness of the process of the financial assets valuation, as well as of the information disclosed in the above mentioned notes.

•   Certain consolidated balance sheet items that are specific to insurance and reinsurance business are estimated on the basis of statistical and actuarial data, such as actuarial reserves, deferred acquisition costs and their amortization, the value of business in force and future policyholders' benefits. The methods and assumptions used to calculate the carrying values of these items are described in Notes 1.13, 1.6.4 and 1.6.2 of the notes to the consolidated financial statements. We have assessed the reasonableness of the assumptions used to calculate these values, particularly with respect to the Group's experience and its regulatory and economic environments. We also assessed the overall consistency of these assumptions.

•  The carrying values of purchase goodwill are tested at each closing for recoverability using the methods described in Note 1.6.1 and 5.2.2 to the consolidated financial statements. We have assessed whether the valuation approaches used rely on assumptions that are consistent with the forecasts that emerge from the strategic plans established by the Group.

•   Deferred tax assets and liabilities are recorded and measured using the methods described in Note 1.16.1 of the notes to the consolidated financial statements. We have verified that the valuation methods used take into account the nature of tax differences, business plans established by the Group and, when accounting policies permit, its intentions.

•   Derivatives and hedging activities are recognized in accordance with the methods and procedures described in Note 1.9 to the consolidated financial statements. We have assessed whether the hedging activities that abide by hedge accounting in accordance with hedge accounting rules have been duly documented, and whether this documentation includes an explanation of the hedging relationship, its efficiency and the Group's objective in terms of risk management and hedging strategy.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

Ill - Specific verification

As required by law we have also verified the information given in the Group's management report.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Neuilly-sur-Seine and Courbevoie, March 26, 2009

The statutory Auditors

PricewaterhouseCoopers Audit                                                                      Mazars

Yves Nicolas - Eric Dupont                                             Patrick de Cambourg - Jean-Claude Pauly

414        2008 ANNUAL REPORT

PART VI

CERTAIN ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION
Memorandum and Articles of Association	416
Objects and purposes	416
Management Board and Supervisory Board members	416
DESCRIPTION OF AXA’S CAPITAL STOCK
Transactions involving AXA’s registered share capital	418
Changes in share capital	419
Dividends	420
Form, holding and transfer of securities	420
Disclosure requirements when holdings exceed specifed thresholds	421
Voting rights	421
Liquidation rights	422
Shareholders’ meetings	422
Modifcation of shareholder rights	422
Anti-takeover provisions	423
Convertible/exchangeable bonds	423
AXA’s AMERICAN DEPOSITARY SHARES (“ADSs”)
AND AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
Material contracts	424
Exchange controls and other limitations affecting foreign security holders	424
Taxation	425
French taxation of dividends	426
French taxation on sale or redemption of AXA ordinary shares or ADRs	428
French transfer tax	428
French estate, gift and wealth taxes	428
Material U.S. federal income tax considerations for U.S. Holders	428

MEMORANDUM AND ARTICLES OF ASSOCIATION

We summarize below certain material provisions of applicable French law and of our memorandum and articles of association
(“statuts”). You may obtain copies of our statuts in French from the Greffe of the Paris Trade and Companies Register (Registre
du Commerce et des Sociétés).

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company is a holding company organized under the laws of France as a Société Anonyme (SA) (a form of limited liability company), with a Supervisory Board and a Management Board. The Company’s principal office is located at 25, avenue Matignon,
75008 Paris, France and AXA is registered with the Paris Trade and Companies Register (Registre du Commerce et des Sociétés)
under number 572 093 920.

OBjECTS AND PURPOSES

Under Article 3 of its statuts AXA’s corporate purpose is generally to:

•  hold equity interests whatever their forms in any French or foreign companies or businesses, including insurance companies or businesses,

•  acquire, manage and sell all listed or unlisted shares or securities, including all real and movable property, as well as all rights, listed or unlisted stock, and movable property related to said assets, and

•  perform any and all industrial, commercial, financial, real estate or movable property transactions, directly or indirectly related to any of the foregoing.

MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS

In addition to French law provisions, AXA’s statuts and the Supervisory Board’s Rules of Procedure include a number of specifc provisions concerning members of the Supervisory Board and Management Board, including the following:

Compensation

Upon the proposal of the Compensation Committee, the Supervisory Board approves the amount and terms of compensation for each of the members of the Management Board. Members of the Supervisory Board receive a fxed directors’ annual fee, the overall amount of which is determined by the shareholders at their Annual Meeting and apportioned by the Supervisory
Board among its members. The Supervisory Board also may authorize that its members be compensated for the performance of special tasks or assignments in accordance with the provisions of French company law. In addition to directors’ fees, the
Supervisory Board may decide to grant compensation to its Chairman and Vice-Chairman. Any Supervisory Board’s decision to award such compensation requires approval of the Supervisory Board (majority vote) at a duly convened meeting where at least half the members are present. For further information please see Part III “Corporate governance, executive compensation, major shareholders and related matters” of this Annual Report.

Retirement

Any member of the Management Board who, during a fiscal year, reaches the age of sixty-five while in office is automatically deemed to have resigned at the end of that fiscal year unless the Supervisory Board chooses to extend his/her term of office for up to a maximum of three years.

Under the Company’s statuts the age limit for members of the Supervisory Board is seventy. Notwithstanding the foregoing, members of the Supervisory Board who have exceeded this age limit can be appointed by the shareholders for a two-year period, renewable once. In any case, however, the number of Supervisory Board members who have exceeded the age of seventy cannot represent more than one third of the active members of the Supervisory Board.

Shareholding

Article 10 A-2 of AXA’s statuts provides that each member of the Supervisory Board must own at least 100 AXA ordinary shares during his/her or her term of office.

416 2008 ANNUAL REPORT

Neither French law nor AXA’s statuts require members of the Management Board to be shareholders of the Company. However, the
Supervisory Board, acting on the recommendation of its Compensation Committee, has adopted guidelines for share ownership applicable to members of the Management Board. These guidelines provide that each member of the Management Board must hold during the entire duration of his/her functions on the Management Board, a number of AXA shares having a minimum value defned as set forth: (i) the Chairman of the Management Board is required to hold the equivalent of his total cash compensation received for the prior fiscal year (fxed salary plus variable compensation) multiplied by three, and (ii) the other Management Board members are required to hold the equivalent of their total cash compensation received for the prior fiscal year (fxed salary plus variable compensation) multiplied by two. Each Management Board member must comply with this requirement within a period of 5 years commencing on the later of (i) January 1, 2007, and (ii) the date of his/her first appointment to Management Board.

For additional information concerning the respective powers of the Management and Supervisory Boards, please see Part III
“Corporate governance, executive compensation, major shareholders and related matters” of this Annual Report.

DESCRIPTION OF AXA’S CAPITAL STOCK

TRANSACTIONS INVOLVING AXA’S REGISTERED SHARE CAPITAL

As of December 31, 2008, AXA had 2,089,158,169 ordinary shares outstanding, each with a par value of €2.29. All these ordinary shares were fully paid and non assessable and began earning dividends on January 1, 2008. The following table sets forth changes in the number of outstanding ordinary shares from December 31, 2005 to December 31, 2008:

Date Transaction	Number of shares issued or cancelled	Issue or merger premium (in €)	Number of shares a fter the transaction	Amount of share capital after the transaction (in €)
2006 share capital reduction (through the cancellation of shares) following the merger of FINAXA into AXA	– 337,490,816	– 5,379,990,858	1,869,195,640	4,280,458,016
Exercise of stock options	2,021,262	18,942,856	1,871,216,902	4,285,086,706
Exercise of stock subscription warrants	4,780	64,773	1,871,221,682	4,285,097,652
Conversions of bonds	383,322	4,781,199	1,871,605,004	4,285,975,459
Exercise of stock options	342,060	4,372,946	1,871,947,064	4,286,758,777
Exercise of stock subscription warrants	14,525	152,438	1,871,961,589	4,286,792,039
Conversions of bonds	6,749	84,135	1,871,968,338	4,286,807,494
Exercise of stock options	1,814,067	24,155,528	1,873,782,405	4,290,961,707
Exercise of stock subscription warrants	19,634	258,328	1,873,802,039	4,291,006,669
Conversions of bonds	11,826	147,538	1,873,813,865	4,291,033,751
Exercise of stock subscription warrants	1,326	11,714	1,873,815,191	4,291,036,787
Exercise of stock options	239,089	3,073,711	1,874,054,280	4,291,584,301
Exercise of stock options	303,146	2,981,361	1,874,357,426	4,292,278,506
Exercise of stock subscription warrants	6,120	86,465	1,874,363,546	4,292,292,520
Conversions of bonds	29,532	1,133,918	1,874,393,078	4,292,360,149
share capital increase in connection with the acquisition of Winterthur	208,265,897	3,613,841,064	2,082,658,975	4,769,289,053
Exercise of stock subscription warrants	353,546	6,484,188	2,083,012,521	4,770,098,673
Exercise of stock options	2,846,266	43,083,028	2,085,858,787	4,776,616,622
Exercise of stock subscription warrants	3,953	47,259	2,085,862,740	4,776,625,675
share capital reduction by cancellation of shares	– 11,273,270	– 279,268,697	2,074,589,470	4,750,809,886
New equity issue reserved for employees of AXA (sharePlan 2006)	15,472,458	339,536,543	2,090,061,928	4,786,241,815
Exercise of stock options	2,806,976	34,374,263	2,092,868,904	4,792,669,790
Exercise of stock subscription warrants	19,352	282,006	2,092,888,256	4,792,714,106
Conversions of bonds	58	2,184	2,092,888,314	4,792,714,239
2007 Exercise of stock options	607,008	11,581,463	2,093,495,322	4,794,104,287
Exercise of stock subscription warrants	12,371	164,220	2,093,507,693	4,794,132,617
Conversions of bonds	36,688	1,374,419	2,093,544,381	4,794,216,632
Exercise of stock options	3,875,494	57,905,093	2,097,419,875	4,803,091,514
Exercise of stock subscription warrants	29,340	366,052	2,097,449,215	4,803,158,702
Conversions of bonds	4	156	2,097,449,219	4,803,158,712
Exercise of stock options	1,608,041	23,764,903	2,099,057,260	4,806,841,125
Exercise of stock subscription warrants	578,880	5,081,670	2,099,636,140	4,808,166,761
New equity issue reserved for employees of AXA (sharePlan 2007)	22,088,600	501,196,189	2,121,724,740	4,858,749,655
share capital reduction by cancellation of shares	– 63,103,647	– 1,754,535,072	2,058,621,093	4,714,242,303
Exercise of stock options	2,118,017	32,372,471	2,060,739,110	4,719,092,562
Exercise of stock subscription warrants	13,718	250,991	2,060,752,828	4,719,123,976
Conversions of bonds	664	24,959	2,060,753,492	4,719,125,497

418 2008 ANNUAL REPORT

Date	Transaction	Number of shares issued or cancelled	Issue or merger premium (in €)	Number of shares after the transaction	Amount of share capital after the transaction (in €)
2008	Exercise of stock options	2,697,087	51,485,070	2,063,450,579	4,725,301,826
	Exercise of stock subscription warrants	4,748	83,421	2,063,455,327	4,725,312,699
	Conversions of bonds	208	7,799	2,063,455,535	4,725,313,175
	Exercise of stock options	351,108	4,334,094	2,063,806,643	4,726,117,212
	Exercise of stock subscription warrants	568,615	7,455,742	2,064,375,258	4,727,419,341
	New equity issue reserved for employees of AXA (sharePlan 2008)	24,735,608	403,190,812	2,089,110,866	4,784,063,883
31/12/2008	Exercise of stock options	47,303	399,237	2,089,158,169	4,784,172,207

CHANGES IN SHARE CAPITAL

Capital increase

Pursuant to the statuts of AXA and French law and subject to the exceptions described below, the share capital of AXA may be increased only with the approval of two-thirds of the shareholders present or represented by proxy voting together as a single class at an extraordinary general meeting.

Increases in AXA’s share capital may be affected by the issuance of additional ordinary shares which may be:

•  for cash;

•  in satisfaction of indebtedness incurred by AXA;

•  for assets contributed to AXA in kind;

•  by capitalization of existing reserves, profts or premiums;

•  upon conversion, exchange or repayment of securities giving access to shares through AXA shares;

•  upon the exercise of share warrants or other similar securities consisting of rights to subscribe for ordinary shares, such as stock options; or

•  in place of a cash dividend.

The increase in share capital effected by capitalization of reserves, profts or premiums, requires a simple majority of the votes cast at an extraordinary meeting of shareholders. In the case of an increase in share capital in connection with the payment of a stock dividend (instead of a cash dividend), the voting and quorum procedures of an ordinary meeting of shareholders apply.

The extraordinary meeting of shareholders may delegate to the Management Board the right to carry out any increase in share capital. The Management Board may further sub-delegate this right to AXA’s Chairman of the Management Board.

Capital reduction

As provided in the French Commercial Code, AXA’s share capital may generally be reduced only with the approval of two-thirds of the shareholders present or represented by proxy voting together as a single class at an extraordinary shareholders’ meeting.
The number of shares may be reduced in the event that AXA either exchanges or repurchases and cancels shares. As a general matter, reductions of capital occur pro-rata among all shareholders, except (i) in the case of a share repurchase program, or a public tender offer to repurchase shares (“offre publique de rachat d’actions” (OPRA)), where such a reduction occurs pro-rata only among tendering shareholders; and (ii) in the case where all shareholders unanimously consent to a non pro-rata reduction. AXA may not repurchase more than 10% of its share capital within 18 months from the date of the shareholders’ meeting authorizing a shares repurchase program. In addition, AXA may not cancel more than 10% of its outstanding share capital over any 24-month period and may not hold more than 10% of its share capital in self-held shares and shares owned by subsidiaries.

Self-held shares must be fully paid and held by AXA in registered form, except the shares bought under a share repurchase program. Self-held shares are deemed outstanding under French law but are not entitled to dividends, voting rights or preemptive rights.

Cross shareholdings and holding of AXA shares by AXA subsidiaries

With the exception of treasury shares that may be held by subsidiaries but which are non-voting, French law prohibits a company from holding AXA shares if AXA holds more than 10% of that company’s share capital. French law also prohibits AXA from owning any interest in a French company holding more than 10% of AXA’s share capital. In the event of a cross-shareholding that violates this rule, the Company owning the smaller percentage of shares in the other company must sell its interests. Until sold, these shares are not entitled to voting rights. Failure to sell the shares held in violation of this rule is a criminal offence under French law.

Preemptive rights

Under French law, shareholders have preemptive rights to subscribe, on a pro-rata basis, for additional securities or other securities giving a right, directly or indirectly, to equity securities issued by AXA for cash. During the subscription period relating to a particular offering of shares, shareholders may transfer preferential subscription rights that they have not previously waived.
In order to issue additional ordinary shares without preemptive rights, beyond issuances already approved or authorized by AXA shareholders, AXA must obtain the approval of its shareholders, together in an extraordinary meeting of AXA shareholders, and voting following a two-thirds majority of the voting rights.

DIVIDENDS

AXA may distribute dividends to its shareholders from net income in each fiscal year after deductions for depreciation and provisions, as increased or reduced by any proft or loss carried forward from prior years, and as reduced by the legal reserve fund allocation described below.

Under French law, AXA is required to allocate 5% of its net income in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund until the amount in that fund equals 10% of the nominal amount of its share capital. The legal reserve is distributable only upon AXA’s liquidation.

Upon proposal by AXA’s Management Board and subject to prior approval by the Supervisory Board, the shareholders of AXA may decide to allocate all or part of distributable profts to special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends. If AXA has earned a distributable proft since the end of the previous fiscal year, as refected in an interim balance sheet certifed by its auditors, the Management Board may distribute interim dividends to the extent of the distributable proft without shareholders approval in accordance with French law. AXA’s statuts require AXA to distribute dividends between its shareholders pro-rata according to their shareholdings in the capital. Dividends are usually paid within the few business days following the date of the shareholders’ meeting approving their distribution. The right to receive the dividend is due to the shareholders at the date of payout.

Under AXA’s statuts, the actual dividend payment date is decided by the Management Board after a prior authorization by the
Supervisory Board. AXA must pay any dividends within nine months of the end of its fiscal year. Dividends not claimed within five years of the date of payout become the property of the French Treasury Department.

Under AXA’s statuts, at an ordinary annual general meeting, the shareholders may grant an option to each shareholder to receive dividends in either cash or additional ordinary shares.

FORM, HOLDING AND TRANSFER OF SECURITIES

French regulations provide that AXA ordinary shares are not represented by share certifcates but by book-entry only.

AXA’s statuts provide that AXA ordinary shares may be held in registered or bearer form. Any owner of ordinary shares of AXA may elect to have its ordinary shares held in registered form and registered in its name in an account currently held by BNP
Paribas Securities Services for, and on behalf of AXA, or held in bearer form and recorded in its name in an account held by an accredited financial intermediary, such as a French broker, bank or other authorized financial institution. Any shareholder may, at its expense, change from one form of holding to the other. Both methods are operated through Euroclear France (which we refer to in this Annual Report as “Euroclear”), an organization that maintains share and other securities accounts of French publicly quoted companies and a central depositary system through which transfers of shares and other securities in French publicly quoted companies between accredited financial intermediaries are recorded.

When AXA ordinary shares are held in bearer form by a beneficial owner who is not a resident of France, Euroclear may agree to issue, upon request by AXA, a bearer depository receipt (“certifcat représentatif”) with respect to such ordinary shares for use only outside France. In this case, the name of the holder is deleted from the accredited financial intermediary’s books. Shares ownership, represented by a bearer depository receipt, will pass upon delivery of the relevant receipt outside France.

Registered ordinary shares must be converted into bearer shares before being traded on the Euronext Paris and, accordingly, must be registered in an account held by an accredited intermediary. A shareholder may initiate a transfer by giving selling instructions to the relevant accredited intermediary. Ordinary shares held in bearer form may be transferred through accredited financial intermediaries and may be traded without further requirement. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. Normally, no registration duty is payable in France, unless a transfer instrument has been executed in France.

420 2008 ANNUAL REPORT

DISCLOSURE REQUIREMENTS WHEN HOLDINGS EXCEED SPECIFIED
THRESHOLDS

French law provides that any person or entity that, directly or indirectly, acting alone or in concert with other shareholders, becomes the owner of more than 5%, 10%, 15%, 20%, 25%, 33%, 50%, 66%, 90% or 95% of the outstanding share capital or voting rights of AXA (including through ownership of ADRs evidencing ADSs), or whose holding falls below any of these thresholds, must notify
AXA and the AMF in writing within five trading days of exceeding or falling below the relevant level and indicate the number of ordinary shares and voting rights it holds.

In addition, the statuts of AXA provide that any individual or entity acting alone or in concert with others, that acquires ordinary shares resulting in a direct or indirect holding of 0.5% or more of the outstanding share capital or voting rights of AXA, including through the acquisition of ADRs evidencing the ADSs, must notify AXA by registered letter with return receipt requested within five days of the date of the acquisition (“inscription en compte”) of the ordinary shares or in the case of a holder of ADRs evidencing
ADSs, within five days of the registration of the ADRs evidencing the ADSs, as a result of which the shareholder, acting alone or in concert with others, has reached or exceeded that percentage. The individual or entity must further notify AXA pursuant to the above conditions each time an additional 0.5% threshold is crossed. Any shareholder, including any holder of ADRs evidencing the ADSs, whose holding falls below any of these thresholds must also notify AXA. In addition and to permit holders of ordinary shares to give the notices required by law and the statuts, AXA is required to publish each month, the number of outstanding AXA ordinary shares and the corresponding number of voting rights, if there has been any change during the course of the month.

French law imposes additional reporting requirements on persons who, acting alone or in concert with others, acquire more than
10%, 15% 1, 20% or 25% 1 of the outstanding shares or voting rights in AXA. These persons must file with the AMF and AXA a report disclosing their intentions for the 12-month period (6-month period as from July 31, 2009) following the acquisition. The report must specify whether the acquirer intends to continue purchasing shares, to acquire control of AXA or to seek election of nominees to the Management Board or Supervisory Board. This report must be filed within five trading days from the date that either of these thresholds has been crossed. The report is published by the AMF. Upon any change of intention, the acquirer must file a new report.

In order to facilitate compliance with the notification requirements concerning thresholds, a holder of ADRs evidencing ADSs, may deliver any such notification with respect to ADRs evidencing ADSs to The Bank of New York Mellon, which will, as soon as practicable, forward the notification to AXA and the AMF.

If a shareholder (including an owner of ADRs evidencing ADSs) fails to comply with these notification requirements, the shareholder will be deprived of voting rights attached to the shares he holds (or underlying its ADRs) in excess of the relevant threshold at all shareholders’ meetings held until the end of a two-year period following the date on which the shareholder has complied with the notification requirements. Failure to comply with the notification requirements set forth in AXA’s statuts will trigger the same voting limitations upon a request, registered in the minutes of the relevant shareholders’ general meeting, by one or more shareholders holding 5% or more of the share capital.

Furthermore, any shareholder who fails to comply with these notification requirements may have all or part of its voting rights (with respect to all of its AXA shares, not only those in excess of the relevant threshold) suspended for a period of no longer than five years by commercial court decree at the request of the Chairman of the Management Board, any AXA shareholder or the AMF.
Such shareholders may also be subject to criminal penalties under French law.

Under applicable French stock market regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert acquiring one-third or more of the share capital or voting rights of AXA must immediately notify the AMF and initiate a public tender offer for the balance of AXA’s outstanding share capital. The tender offer must also be extended to all securities issued by AXA that are convertible into or exchangeable for equity securities.

Pursuant to French law and AXA’s statuts, AXA may obtain from Euroclear, at its own cost and at any time, the name, nationality, address and number of shares held by each holder of ordinary shares and other equity-linked securities with the right to vote in general meetings of shareholders. Whenever these holders are not resident in France and hold such ordinary shares and other equity-linked securities through accredited financial intermediaries, AXA may obtain such information from the relevant accredited financial intermediaries (through Euroclear), at AXA’s own cost. Subject to certain limited exceptions provided by French law, holders who fail to comply with AXA’s request for information will not be permitted to exercise voting rights with respect to any such ordinary shares or other equity-linked securities or to receive dividends pertaining thereto, if any, until the date on which these holders comply with AXA’s request for information.

VOTING RIGHTS

Each AXA ordinary share entitles its holder to one vote at all meetings of AXA shareholders, subject to the provisions concerning double voting rights described below. As a result of the decision of the General Meeting of the shareholders of the Company held on May 26, 1977, each ordinary share fully paid and held in registered form by the same person for at least two full fiscal

(1) As from July 31, 2009.

years entitles its holder to double voting rights with respect to such ordinary share at any meeting of AXA shareholders, whether ordinary or extraordinary. The double voting right will automatically terminate for any share that has been converted into a bearer share or for which ownership has been transferred. Any transfer of shares as a result of merger, split-up, inheritance, division of community property by spouses or donation to a spouse or heir will not affect the double voting rights of such shares.

In the event of a capital increase by capitalization of existing reserves, profts or premiums, shares granted freely to any shareholder as a result of the holding by that shareholder of shares entitled to double voting rights will also carry double voting rights. Double voting rights may be terminated at any time upon the decision of an extraordinary general meeting of shareholders, provided that such decision is confirmed by a two-thirds majority of the holders of double voting rights voting separately.

LIQUIDATION RIGHTS

If AXA is liquidated, the assets remaining after it pays its debts, liquidation expenses and all prior claims will first be used to repay
AXA shareholders up to the amount of the liquidation balance and of the shares par value held by each shareholder. Any surplus will be divided among all shareholders, subject to rights arising, if any, from the different classes of shares, in proportion of the rights they own in the Company’s sharecapital.

SHAREHOLDERS’ MEETINGS

Under French law, prior to any ordinary and/or extraordinary shareholders’ meeting, a notice of Meeting must be published in the
Bulletin des annonces légales obligatoires, or “BALO”, at least 35 days prior to the meeting date (or 15 days if convened, in the event that the Company is subject to a tender offer, for purposes of approving measures the implementation of which would be likely to cause such tender offer to fail) and must indicate, in particular, the agenda and the proposed resolutions.

At least 15 days (or 6 days if convened, in the event that the Company is subject to a tender offer, for purposes of approving measures the implementation of which would be likely to cause such tender offer to fail) prior to the date set for the meeting on first call, and at least 6 days (or 4 days if convened, in the event that the Company is subject to a tender offer, for purposes of approving measures the implementation of which would be likely to cause such tender offer to fail) before any second call, the
Company shall send a final notice containing, among other things, the final agenda, place, date and other information in respect of the meeting by mail to all registered shareholders who have held shares for more than one month prior to the date of this final notice and publish this final notice in a newspaper as well as in the BALO.

Shareholders are convened, meet, and deliberate in accordance with applicable French law and AXA’s statuts. All shareholders are entitled to attend these meetings, either in person or by proxy, provided that they show valid proof of ID and share ownership.
The right to attend the shareholders’ meetings of companies whose stock is traded on a regulated market or transactions of a central depository is evidenced by an accounting entry showing the number of shares in the name of the shareholder of record (or the intermediary of record for the account) in accordance with the seventh paragraph of Article L. 228-1 of the French Commercial
Code, on the third business day preceding the meeting at midnight (Paris time), either in the nominee share ownership records kept by the Company or in the bearer share records kept by a qualifed intermediary. The accounting registration or recording of the shares in the bearer share accounts on the books of the qualifed intermediary is evidenced by a certifcate of attendance delivered by the latter.

Shareholders may participate either in person, be represented by a spouse, another shareholder or the Chairman of the meeting, or, as provided for by the statuts and subject to approval by the Management Board, participate by videoconference or by any means of telecommunications allowing shareholders to be identifed in accordance with applicable laws. In addition, a holder of bearer shares who is not a French resident may be represented at shareholders’ meetings by an appointed intermediary.

In accordance with applicable laws and regulations, shareholders may also transmit proxy or mail voting cards in paper form and/or, subject to approval by the Management Board published in the notice of Meeting, by electronic means.

MODIFICATION OF SHAREHOLDER RIGHTS

Under French law, shareholders of a French joint stock corporation (société anonyme) generally have the power to amend the statuts of the Company. Such an amendment requires the approval of two-thirds of the shareholders attending or represented at an extraordinary shareholders’ meeting. However, no such extraordinary shareholders’ meetings may decide (i) to increase the liability of the shareholders in respect of the company or a third-party; or (ii) to undermine the individual rights vested in each shareholder (such as voting rights, the right to distributable profts of the company when allocated as dividends, the right to sell one’s shares and the right to sue the company).

422 2008 ANNUAL REPORT

ANTI-TAKEOVER PROVISIONS

There are no French anti-takeover statutes similar to the anti-takeover statutes enacted by certain states in the United States.
However, a number of French law provisions including certain provisions of the European Directive of April 21, 2004 concerning takeover bids implemented in France in 2006, may have certain anti-takeover effects. In the case of AXA, the relevant provisions include, among other things, the Company’s ability to repurchase its own shares regarding legal requirements and the existence of AXA shares with double voting rights.

French law requires mergers and certain consolidations to be approved by two-thirds of the shareholders present or represented at the extraordinary general meeting called to decide on such matters. French law also requires the affirmative vote of the shareholders of the surviving corporation of a merger at an extraordinary general meeting. However, no general meeting of shareholders of the merged company is required in the case of a merger of a wholly-owned subsidiary with its parent company.

CONVERTIBLE/EXCHANGEABLE BONDS

For information on convertible/exchangeable bonds and notes issued by the Company, see Note 13 “Shareholders’ equity, minority interests and other equity” of the Consolidated Financial Statements included in Part V of this Annual Report.

AXA’S AMERICAN DEPOSITARY SHARES (“ADSS”)
AND AMERICAN DEPOSITARY RECEIPTS (“ADRS”)

Each AXA ADR evidences one ADS, which in turn represents one AXA ordinary share. The ordinary shares underlying the ADSs represented by ADRs are deposited with the custodian (currently BNP Paribas) under the terms of an amended and restated
deposit agreement dated April 27, 2001 (referred to herein as the “deposit agreement”), among AXA, The Bank of New York
Mellon, as depositary, and the holders from time to time of ADRs issued under the deposit agreement. The deposit agreement has been filed as an exhibit to the Company’s registration statement on Form F-6, filed with the SEC on June 12, 2001 (registration number 333-13376). Additional copies of the deposit agreement are available for inspection at the Corporate Trust office of The
Bank of New York Mellon in New York and at the principal Paris office of the custodian, currently BNP Paribas, or any of their successors. The deposit agreement is governed by New York law and sets forth the full terms and conditions governing the
ADRs and ADSs.

The rights of AXA ADR holders differ from those of ordinary share holders in certain important respects and management encourages ADR holders and investors considering the purchase of ADRs to consult the deposit agreement for a complete description of their rights as ADR holders as well as the rights and duties of the depositary and the custodian. Please also see
Part IV, “Risks related to ownership of AXA ADSs or ordinary shares”.

MATERIAL CONTRACTS

There have been no material contracts (outside the ordinary course of business) during the last two years to which the Company is a party, except as disclosed in this Annual Report.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING FOREIGN
SECURITY HOLDERS

Under current French foreign exchange control regulations, there are no limitations on the amount of cash payments that may be remitted by AXA to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited financial intermediary. In France, all registered banks and substantially all credit establishments are accredited financial intermediaries.

Under current French company law and AXA’s statuts, there are no general limitations on the right of non-resident or non-French persons to own or, where applicable, vote the ordinary shares, whether held in the form of ordinary shares or ADSs. However, both European Union and non-European Union residents must file a déclaration administrative or administrative notice, with
French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative foreign direct investment regulations and administrative rulings, ownership by non-residents of France of more than 33.33% of a listed company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances. The factors that will be taken into account in making that determination include the existence of:

•  an option of the acquiring party to buy additional shares,

•  loans and guarantees granted by the acquiring party to the French company in amounts evidencing control over the financing of the French company, and

•  patent licenses granted by an acquiring party or management of technical assistance agreements with the acquiring party that place the French company in a dependent position vis-à-vis that party or its group.

Under current French insurance regulations, any person, or group of persons acting in concert, who is not a resident of a member state of the European Economic Area must obtain authorization from the French Ministry of the Economy prior to entering into a transaction to acquire a direct or indirect interest, or to increase or decrease its direct or indirect interest, in AXA if such transaction would allow that person, or group of persons acting in concert, to (i) acquire control of, or cease to control, AXA or
(ii) increase its interest to 10%, 20%, 33.33% or 50% of AXA’s voting right, including, in each case, through the holding of ADRs evidencing ADSs.

Furthermore, any such transaction allowing such person, or group of persons acting in concert, to hold ordinary shares evidencing an aggregate in excess of 5% of AXA’s voting right requires that person to provide prior notice to the French Ministry of the
Economy.

424 2008 ANNUAL REPORT

No prior authorization is required for such a transaction entered into by a person, or group of persons acting in concert, who is a resident of a member state of the European Economic Area, although that person, or group of persons, is required to provide the French Ministry of the Economy with notice upon completion of the transaction.

TAXATION

The following generally summarizes the material U.S. federal income tax and French tax consequences to U.S. Holders of the ownership and disposal of ordinary shares or ADRs evidencing ADSs. It applies to you only if you hold your shares or
ADRs evidencing ADSs as capital assets for tax purposes. For purposes of this discussion a “U.S. Holder” is any one of the following:

•  an individual who is a citizen or resident of the United States,

•  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States, including the District of Columbia,

•  an estate, the income of which is subject to U.S. federal income taxation regardless of its source,

•  a trust, if a court within the United States is able to exercise primary supervision over the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or

•  a person otherwise subject to U.S. federal income tax on its worldwide income.

If a partnership holds ordinary shares or ADRs evidencing ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding these ordinary shares or ADRs should consult their tax advisors as to the tax consequences of owning or disposing of ordinary shares or ADRs evidencing
ADSs, as applicable.

A “Non-U.S. Holder” is a holder that is not a U.S. Holder. This discussion does not address the U.S. federal, local, state, Non-U.S.
or other tax consequences (including French tax consequences) to Non-U.S. Holders as a result of the ownership or disposal of ordinary shares or ADRs evidencing ADSs.

This summary is not a complete description of all of the tax consequences of the ownership or disposition of ordinary shares or
ADRs evidencing ADSs. It is based on the current tax laws and regulations of France and the United States, including, among others, the United States Internal Revenue Code of 1986, as amended (which we refer to below as the “Code”), its legislative history, temporary, existing and proposed Treasury Regulations, Internal Revenue Service rulings and judicial opinions as well as the Convention Between the Government of the United States of America and the Government of the French Republic for
the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital dated
August 31, 1994 (which we refer to below as the “Treaty”), all as currently in effect on the date of the 2008 Annual Report and all subject to change, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the
Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You should consult your own tax advisor regarding the United States federal, state and local and the French and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances, in particular if you are eligible for the benefts of the Treaty.

The summary is not intended to apply to holders of ordinary shares or ADRs evidencing ADSs in particular circumstances, such as:

•  dealers in securities,

•  traders in securities who elect to apply a mark-to-market method of accounting to their securities holdings,

•  financial institutions,

•  regulated investment companies, real estate investment trusts or grantor trusts,

•  tax-exempt organizations,

•  insurance companies,

•  persons holding ordinary shares or ADRs evidencing ADSs as part of a hedging, straddle, conversion or other integrated transaction,

•  persons whose functional currency is not the U.S. dollar,

•  certain U.S. expatriates,

•  persons subject to the U.S. alternative minimum tax, and

•  holders of ordinary shares or ADRs evidencing ADSs that own directly or indirectly or are deemed to own, five percent or more of either the total voting power or the total value of the AXA Shares or that carry on a trade or business in France through a permanent establishment or fxed base for the purpose of which ordinary shares or ADRs have been acquired or held.

For purposes of the Treaty, French tax law and the Code, U.S. owners of ADRs will be treated as owners of ordinary shares underlying the ADSs represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Furthermore, although this summary generally applies to relevant holders whether or not they are employees of AXA or its affiliates, this summary does not describe all the tax considerations relevant to persons who acquired ordinary shares or ADRs evidencing
ADSs pursuant to the exercise of an incentive stock option.

FRENCH TAXATION OF DIvIDENDS

general statement

The following is not a description of the French tax treatment applicable to shareholders resident in France (“French Resident
Holders”) but only addresses the main French tax consequences that may apply to U.S. Holders.

The term “dividends” used in the following discussion means dividends within the meaning of the relevant income tax treaties where applicable, or, where not defned by such treaties, within the meaning of French domestic tax law as set forth in administrative guidelines dated February 25, 2005 (4 J-1-05) (the “Administrative Guidelines”).

French Resident Holders, who are individuals and who receive dividends, are taxed on 60% of the amount of the dividends received and are entitled to a tax credit (“crédit d’impôt”) equal to 50% of the amount of dividends they received. The crédit d’impôt is subject to an overall annual cap of €230 or €115, depending on the marital status of the individual holder.

French Resident Holders may instead opt for a withholding tax equal to 18% of the dividends received and, in such a case, will not be eligible to the crédit d’impôt mentioned above.

Under French domestic law, shareholders who are not resident of France for tax purposes (“Non-French Resident Holders”) are not eligible for the beneft of this crédit d’impôt. Non-French Resident Holders are generally subject to a 25% withholding tax, to be levied by the paying agent of such dividends. This withholding tax is reduced to 18% of dividends distributed to Non-French
Resident Holders who are residents of certain States located within the European Economic Area. Qualifying Non-French
Resident Holders may also be eligible for a reduced rate of French withholding tax on dividends (generally to 15%, 5% or 0%)
under the applicable tax treaty.

However, Non-French Resident Holders who beneft from a tax treaty which provides for the refund of the “avoir fiscal” (a special tax credit that has been repealed by the 2004 French Finance Law) may be entitled to the refund of the crédit d’impôt (less applicable withholding tax).

The Administrative Guidelines set the requirements under which Non-French Resident Holders may obtain a reduction or an elimination of the French withholding tax under an income tax treaty. The immediate application of the reduced withholding tax rate is available to those Non-French Resident Holders that may qualify for the so-called “simplifed” procedure (within the meaning of the Administrative Guidelines).

Under the “simplifed procedure”, Non-French Resident Holders may claim the immediate application of the reduced withholding tax rate, provided that:

(i) they provide to the financial institution managing their securities account, before the dividend payment date, a certifcate of residence conforming with the template attached to the Administrative Guidelines and certifed by the tax authorities of their
State of residence. Each financial institution managing the Non-French Resident Holder’s securities account must communicate to the French paying agent before the dividend payment date the amount of dividends eligible to the reduced withholding tax rate; and

(ii) the financial institution managing their securities account provides to the French paying agent, among other information, a list of the eligible Non-French Resident Holders and a copy of the certifcate of residence. These documents must be sent as soon as possible and, in all cases, before the end of the third month computed as from the end of the month of the dividend payment date.

Where the Non-French Resident Holder’s identity and tax residence are known by the French paying agent, the latter may release such Non-French Resident Holder from providing the tax administration of his State of residence with the abovementioned certifcate of residence and apply the reduced withholding tax rate.

Non-French Resident Holders eligible for treaty benefts, who are not entitled to the “simplifed procedure” and whose identity and tax residence are not known by the paying agent at the time of the payment of the dividends, are subject to a 25% French withholding tax levied at the time the dividends are paid. Such Non-French Resident Holders may, however, be entitled to a refund of the withholding tax in excess of the applicable tax treaty rate under the so-called “standard” procedure (as detailed within the
Administration Guidelines), provided that the Non-French Resident Holder files with the French paying agent an application for refund on forms No. 5000-FR and/or 5001-FR (or any other relevant form to be issued by the French tax authorities) certifed by the competent tax authorities of his State of residence, before December 31 of the second year following the date of payment of the withholding tax rate to the French tax authorities, unless otherwise provided for by the applicable income tax treaty. However, such refund will not be paid before January 15 of the year following the year in which the dividend is paid.

426 2008 ANNUAL REPORT

Application to U.S. Holders

Pursuant to the Treaty, an “Eligible U.S. Holder” (as defned below) will generally be entitled to a reduced withholding tax rate of
15% with respect to dividends paid in cash or in the form of shares, subject to the satisfaction of certain requirements described below.

In addition, as discussed in more detail above, individual U.S. Holders who are eligible for benefts under the Treaty and who receive dividends may be entitled to the refund of the crédit d’impôt (less applicable withholding tax) equal to 50% of the amount of dividends they received, with an overall annual cap of €230 or €115, depending on the marital status of the individual. French tax authorities have not yet issued guidance with respect to the procedures to be used to obtain such a refund of the crédit
d’impôt.

For purposes of this discussion, an “Eligible U.S. Holder” is a U.S. Holder whose ownership of ordinary shares or ADRs evidencing
ADSs is not attributable to a permanent establishment or fxed base in France and who is (i) an individual or other non-corporate holder, or (ii) a corporation that does not own, directly or indirectly, 10% or more of the capital of AXA, provided in each case that that holder:

•  is a resident of the United States under the Treaty,

•  is entitled to Treaty benefts under the limitation on benefts provisions in Article 30 of the Treaty, and

•  complies with certain procedural rules to obtain Treaty benefts.

Under the Treaty, the reduced rate of the withholding tax is applicable provided that certain procedural requirements described below are satisfed.

The requirements provided by the Administrative Guidelines and referred to in more detail above apply to a U.S. Holder, although the U.S. Internal Revenue Service (the “IRS”) is not required to certify the certifcate of residence, provided that (i) the U.S. Holder provides the U.S. financial institution managing such holder’s securities account a certifcate of residence conforming with the template attached to the Administrative Guidelines and (ii) the U.S. financial institution managing the U.S. Holder’s securities account in the United States certifes to the French paying agent that the U.S. Holder complies with all the requirements for obtaining the reduced rate set forth in the Administrative Guidelines. If the certifcation by the U.S. financial institution managing the
U.S. Holder’s securities account in the United States is not obtained, the IRS should then certify the abovementioned certifcate of residence and, upon certifcation, the U.S. Holder should furnish it to the French paying agent.

Application of the 15% withholding tax rate at source will be available only if the appropriate forms mentioned in the Administrative
Guidelines are duly sent to the paying agent before the dividend payment date. However, where the U.S. Holder’s identity and tax residence are known to the French paying agent, the latter may apply the 15% withholding tax rate to dividends it pays to such
U.S. Holder even if the U.S. Holder does not comply with the requirements set forth in the preceding paragraph.

A U.S. Holder that is not eligible for the 15% withholding tax rate at source may apply for a refund of taxes withheld that were in excess of the 15% rate provided that it furnishes to the French paying agent an application for refund on forms No. 5000-FR and
5001-FR certifed by the U.S. financial institution managing the U.S. Holder’s securities account (or, if not, by the competent U.S.
tax authorities) before December 31 of the second year following the date of payment of the withholding tax at the 25% rate to the French tax authorities, according to the requirements provided by the Administrative Guidelines. Any French withholding tax refund is generally expected to be paid within twelve months from the fling of forms No. 5000-FR and 5001-FR. However, it will not be paid before January 15 of the year following the year in which the dividend was paid.

Copies of the forms No. 5000-FR and 5001-FR, together with instructions, are available from the IRS. Certifcates of residence mentioned in the Administrative Guidelines may also be available from the IRS and the French Centre des impôts des non-résidents at 10, rue du Centre, 93463 Noisy-le-Grand, France. Information regarding the identity and address of the paying agent will be available from the Company.

U.S. Pension Funds and other tax-exempt entities created and operating their activities in accordance with the provisions of
Sections 401(a), 403(b), 457 or 501(c) (3) of the Code are subject to the same general fling requirements except that, in addition, they have to provide a certifcate issued by the IRS or any other document stating that they have been created and are operating their activities in accordance with the provisions of the above-mentioned sections of the Code. This certifcate must be provided only once after the first application for the 15% withholding tax rate at source and at the specifc request of the French tax authorities.

Similarly, regulated companies such as RICs, REITs and REMICs (“Regulated Companies”) will have to send to the financial institution managing their securities account a certifcation from the IRS indicating that they are classifed as a Regulated Company under the relevant sections of the Code. This certifcation must be produced each year.

The Depository is obligated to provide certifcates of residence together with instructions to all U.S. Holders of ADRs registered with the Depository. The Depository is also obligated to use reasonable efforts to follow the procedures established by the French tax authorities for U.S. Holders to beneft from the 15% French withholding tax rate at source or, if the French paying agent withheld at the 25% rate, recover the excess 10%, and obtain, with respect to dividend distributions to U.S. Holders who are individuals,

the refund of the crédit d’impôt, in accordance with the procedures established by the French tax authorities. To effect such beneft, recovery and/or refund, the Depository is obligated to cause timely and properly completed forms and certifcates to be filed timely with the appropriate French tax authorities.

The AXA shareholders should consult their own tax advisors to determine whether the Treaty provisions are applicable to their particular situation and which formalities need to be complied with in order to obtain Treaty benefts.

FRENCH TAXATION ON SALE OR REDEMPTION OF AXA ORDINARY SHARES
OR ADRS

Under the Treaty, no French tax is levied on any capital gain derived from the sale of AXA ordinary shares or ADRs evidencing
ADSs by a U.S. Holder who:

•  is a resident of the United States under the Treaty,

•  is entitled to Treaty benefts under the limitation on benefts provisions of Article 30 of the Treaty, and

•  does not have a permanent establishment in France to which the ordinary shares or ADRs are attributable to or, in the case of an individual, who does not maintain a fxed base in France to which the ordinary shares or ADRs are effectively connected.

Under French domestic tax law, part of the gain realized by a shareholder on redemption of ordinary shares by AXA and equal to the difference between (i) the redemption price and (ii) the share capital and share issue premiums’ amounts contributed to AXA will generally be treated as a dividend and will be subject to French dividend withholding tax as described above. The excess gain, if any, will be treated as a capital gain.

FRENCH TRANSFER TAX

Transfers of AXA ordinary shares and ADRs evidencing ADSs will not be subject to French transfer taxes unless the transfer is effected by means of a written agreement that is executed or enforced within France. Should such written agreement be executed or enforced in France, it would be subject to transfer taxes at the rate of 3% up to a maximum of €5,000 per transfer.

FRENCH ESTATE, GIFT AND WEALTH TAXES

A transfer of ordinary shares or ADRs evidencing ADSs by gift by, or by reason of death of, a U.S. Holder that would be subject to
French gift or inheritance tax under French domestic tax law will not be subject to such French tax by reason of the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal
Evasion with respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978 unless:

•  the donor or decedent is domiciled in France within the meaning of that Convention at the time of making the gift, or at the time of his or her death, or

•  the ordinary shares or ADRs were used in, or held for use in, the conduct of business through a permanent establishment or a fxed base in France.

Under French tax law and the Treaty, the French wealth tax generally does not apply to U.S. Holders that are not individuals or in the case of natural persons, who, directly or indirectly, own alone or with their parents, ordinary shares or ADRs that do not represent a substantial interest our Company.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

Taxation of dividends

For U.S. federal income tax purposes the gross amount of a distribution by AXA to U.S. Holders, including any amounts of French tax withheld even though it was not in fact received, will be treated as dividend income to the extent paid out of AXA’s current or accumulated earnings and profts, as determined for U.S. federal income tax purposes. Dividends paid to a non-corporate U.S.
Holder in taxable years beginning before January 1, 2011, that constitute qualifed dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares or ADSs of more than 60 days during the
121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by
AXA with respect to the shares or ADSs will generally be qualifed dividend income. If a U.S. Holder has the option to receive a distribution either in cash or in the form of ordinary shares, and such U.S. Holder chooses to receive ordinary shares (a “Stock
Distribution”), such U.S. Holder will be treated for purposes of the preceding sentence as having received a distribution to the extent of the fair market value of these ordinary shares. Dividends paid to a corporate U.S. Holder will not be eligible for the dividend received deduction generally allowed to corporations under Section 243 of the Code. To the extent that an amount received by a
U.S. Holder exceeds the U.S. Holder’s allocable share of AXA’s current and accumulated earnings and profts, the excess will be

428 2008 ANNUAL REPORT

applied first to reduce the holder’s basis in his or her ordinary shares or ADRs, and then, any remaining excess would constitute capital gain from the deemed sale or exchange of his or her ordinary shares or ADRs. See “Tax on sale or exchange of ordinary shares or ADRs” below.

For U.S. federal income tax purposes, dividends will be taxable to the U.S. Holder of ordinary shares or ADRs outstanding on the record date established by French law, which in the case of an annual dividend will be fxed by the shareholders at the shareholders’
meeting approving the distribution of dividends, and in the case of an interim dividend will be fxed by the Management Board approving the distribution of interim dividends. The amount recognized as dividend income by a U.S. Holder will be equal to the U.S. dollar value of the distributed Euro determined at the spot Euro/U.S. dollar rate, or, in the case of a Stock Distribution, of the ordinary shares distributed, on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. The Euro distributed will have a tax basis equal to their U.S.
dollar value at such time. Any gain or loss realized upon a subsequent conversion or other disposition of the Euro will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

As discussed above, payments of dividends to a U.S. Holder will be subject to French withholding tax. For U.S. federal income tax purposes, a U.S. Holder may generally elect to treat these French withholding taxes as either a deduction from gross income or a credit against the U.S. federal income tax liability of that U.S. Holder. For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on the U.S. Holder’s circumstances, either be “passive income” or “general income” which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends from foreign corporations if the dividends are eligible for the 15% maximum tax rate on dividends described above. U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S.
foreign tax credit under their particular circumstances.

In the case of an Eligible U.S. Holder, if the full withholding tax rate of 25% is applied, the refundable portion of the tax withheld by AXA or the French paying agent, which represents the difference between the 25% and the 15% tax rates, would not be eligible for the foreign tax credit. See “French taxation of dividends – Application to U.S. Holders”, above, for the procedures for obtaining a tax refund.

Tax on sale or exchange of AXA ordinary shares or ADRs

For U.S. federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of ordinary shares or ADRs evidencing ADSs, unless a specifc non -recognition provision applies. That gain or loss will be measured by the difference between the U.S. dollar value of the amount of cash, and the fair market value of any other property, received and the U.S. Holder’s tax basis in the ordinary shares or the ADRs, determined in U.S. dollars. A U.S. Holder’s tax basis in the ordinary shares or the ADRs will generally equal the amount paid by that U.S. Holder for the ordinary shares or the ADRs or, in the case of ordinary shares acquired by way of Stock Distribution, the amount included in income at the time of the Stock Distribution.

Gain or loss arising from a sale or exchange of ordinary shares or ADRs will be capital gain or loss if the ordinary shares or ADRs are held as capital assets by the U.S. Holder, and if recognized by non-corporate U.S. Holders in taxable years beginning prior to January 1, 2011, are generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.
In general, gain from a sale or exchange of ordinary shares or ADRs by a U.S. Holder will be treated as United States source income for foreign tax credit limitation purposes.

backup withholding and information reporting

Under certain circumstances, a U.S. Holder who is an individual may be subject to information reporting requirements and backup withholding, currently at a 28% rate on dividends received on, and proceeds from the disposition of, ordinary shares or ADRs evidencing ADSs. This withholding generally applies only if that individual holder:

•  fails to furnish (generally on an Internal Revenue Service Form W-9) his or her taxpayer identifcation number to the U.S. financial institution that is in charge of the administration of that holder’s ordinary shares or ADRs or to any other person responsible for the payment of dividends on the ordinary shares or ADRs,

•  furnishes an incorrect taxpayer identifcation number,

•  is notifed by the IRS that he or she has failed to properly report payments of interest and dividends and the IRS has notifed
AXA that such individual holder is subject to backup withholding, or

•  fails under specifed circumstances, to comply with applicable certifcation requirements.

Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

U.S. Holders should consult their own tax advisor as to the application of the U.S. federal information reporting and backup withholding requirements to them and their qualifcation, if any, for an exemption under these rules as well as the particular tax consequences to them of owning and disposing of ordinary shares and ADRs evidencing ADSs under U.S. federal, state, local and Non-U.S. law.

U.S. state and local taxes

In addition to U.S. federal income taxes, U.S. Holders may be subject to U.S. state and local taxes with respect to their ordinary shares or ADRs evidencing ADSs. U.S. Holders should consult their own tax advisors regarding such matters.

Documents on display

AXA files reports with the SEC that contain financial information about AXA and its results of operations. Documents that AXA files with the SEC are available at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E.,
Washington, D.C. 20549. Information about the Public Reference Room may be obtained by calling the SEC for more information at 1-800-SEC-0330. All of AXA’s SEC flings made after September 20, 2002 are available to the public through the SEC’s EDGAR system at the SEC website (http://www.sec.gov). In addition, documents publicly filed by AXA with the SEC are available at
AXA’s website (http://www.axa.com) which also includes information about AXA’s business. The content of AXA’s website is not incorporated by reference into this Annual Report on Form 20-F. The public may also inspect any reports and other information we file with the Securities and Exchange Commission at the offices of the New York Stock Exchange, 11 Wall Street, New York,
New York 10005.

430 2008 ANNUAL REPORT

Appendices

APPENDIX I: CHAIRMAN OF THE SUPERVISORY BOARD’S REPORT
Conditions of preparation and organisation of the Supervisory Board’s work	432
Internal control and risk management procedures	432
Compensation	439
Corporate governance code of reference	439
Statutory Auditors’ report on the report prepared by the Chairman of the Supervisory Board of AXA	441
APPENDIX II: OTHER LEGAL INFORMATION
Annual Information Document	443
Documents pertaining to the Company	445
APPENDIX III: STATEMENT OF THE PERSON RESPONSIBLE FOR THE ANNUAL REPORT (DOCUMENT DE RÉFÉRENCE)	446
APPENDIX IV: FINANCIAL AUTHORIZATIONS
Financial authorizations to issue shares or other type of securities as of December 31, 2008	447
New financial authorizations	448
Use in 2008 of the various financial authorizations pertaining to capital increases	448
APPENDIX V: AXA PARENT COMPANY FINANCIAL STATEMENTS
Management Board’s Report	450
Financial statements	453
Notes to the financial statements	462
Report of Statutory Auditors on the Company’s financial statements	471
APPENDIX VI: GROUP EMBEDDED VALUE	473
APPENDIX VII: SHAREHOLDERS’ MEETING – APRIL 30, 2009
Agenda	478
Reports of AXA’s Management Board	481
AXA’s Supervisory Board’s comments on the Management Board’s report and the financial statements	492
Auditors’ reports	493
Resolutions submitted by the AXA’s Management Board	510
Information concerning the candidates to the AXA’s Supervisory Board	537
APPENDIX VIII: SOCIAL AND ENVIRONMENTAL INFORMATION	542
APPENDIX IX: MANAGEMENT BOARD’S REPORT – CORRESPONDENCE TABLE	549
APPENDIX X: COMMISSION REGULATION OF APRIL 29, 2004 – CORRESPONDENCE TABLE	550
APPENDIX XI: ANNUAL FINANCIAL REPORT – CORRESPONDENCE TABLE	552

APPENDIX I

Chairman of the Supervisory Board’s Report

This Report presents, according to the provisions of Article L.225-68 of the French Commercial Code, the conditions of preparation and organization of the Supervisory Board’s work (Part 1) as well as the internal control and risk management procedures implemented by the Company (Part 2). The Report also presents the principles and the rules adopted by the Supervisory Board in order to determine the compensation and the advantages granted to the corporate officers (Part 3). Finally the Report indicates the Company’s corporate governance code of reference and specifes the provisions which have not been applied and why they have not been applied (Part 4).

PART 1 > CONDITIONS OF PREPARATION AND ORGANIZATION
OF THE SUPERVISORY BOARD’S WORK

For information on the conditions of preparation and organization of the Supervisory Board’s work please see Part III – “Corporate governance, executive compensation, major shareholders and related matters”, ”Supervisory Board” and “Supervisory Board
Committees” Sections of the Group’s Annual Report (Document de Référence) for the year ended December 31, 2008.

PART 2 > INTERNAL CONTROL AND RISK MANAGEMENT PROCEDURES

In accordance with Article L.225-68 of the French Commercial Code, the Chairman of the Supervisory Board is required to report annually on internal control and risk management procedures implemented by the Company.

In this context, the following report provides a summary of the AXA Group’s principal internal control mechanisms and procedures that permit management to conclude that the Group has a sound and comprehensive system of internal control well adapted to its business and the specifc risks inherent to its activities. This report is not intended to provide a comprehensive description of all internal controls and procedures in place within the Company and its subsidiaries, but rather to provide an overview of the
Group’s principal internal control mechanisms and procedures.

In preparing this report, the Chairman of the Supervisory Board has consulted, as he deemed appropriate, with members of AXA management and has taken into account information furnished to the Supervisory Board with respect to the Group’s internal control environment. This report was reviewed by the Audit Committee before being reviewed and approved by the Supervisory
Board at its meeting of March 18, 2009.

In this report, the term “Group” refers to AXA SA (the “Company”) together with its direct and indirect consolidated subsidiaries.

INTERNAL CONTROL AND RISK MANAGEMENT: OBJECTIVES

The AXA Group is engaged in the financial protection and wealth management business on a global scale. As such, it is exposed to a very wide variety of risks – insurance risks, financial market risks and other types of risk – which are described in detail in the Group’s Annual Report (Document de Référence) for the year ended December 31, 2008. Please see, in particular, Part Iv –
“Risk Factors”, “Certain disclosures about Market Risks and Related Matters”, Part II – Section 2.2 “Information on the Company” –
“Additional factors which may affect AXA’s business” and Part v – “Consolidated Financial Statements” – Note 30 “Litigation”.

In order to manage these risks, the Group has put in place a comprehensive system of internal control designed to ensure that management is made aware of signifcant risks on a timely and continuing basis, has the necessary information and tools to appropriately analyze and manage these risks, and that the Group’s financial statements and other market disclosures are timely and accurate.

432 2008 ANNUAL REPORT

APPENDICES

These mechanisms and procedures principally include:

(i) the Group’s corporate governance structures which are designed to ensure appropriate supervision and management of the
Group’s business and a clear allocation of roles and responsibilities at the highest level;

(ii) management structures and control mechanisms designed to ensure that Group senior management has a clear view of the principal risks confronting the Group and the tools necessary to analyze and manage these risks;

(iii) internal control over financial reporting (“ICOFR”), designed to ensure the accuracy, completeness and timeliness of the
Group’s consolidated financial statements and the other financial information that the Group reports to the markets; and

(iv) disclosure controls and procedures designed to ensure that management has the information necessary to make fully informed disclosure decisions on a timely basis and that the Company’s disclosures material information (both financial and non-financial) to the markets is timely, accurate and complete.

These mechanisms and procedures, taken together, constitute a comprehensive control environment that management believes is appropriate and well adapted to the Group’s business.

CORPORATE GOVERNANCE STRUCTURES

Group Level Governance Structures

Supervisory Board and Management Board

AXA SA has a dual corporate governance structure consisting of a Supervisory Board and a Management Board. This structure provides a clear separation between the powers and responsibilities of (i) day-to-day executive management of the Group which is the responsibility of the Management Board and (ii) supervision of executive management which is the responsibility of the
Supervisory Board.

A detailed description of AXA’s corporate governance structures including composition of the Supervisory Board and Management
Board, structure and composition of the Supervisory Board Committees and a description of the respective roles and responsibilities of its Supervisory Board and Management Board is set forth in Section 3.1 “Directors, Senior Management and employees” of the Group’s 2008 Annual Report.

Maintenance of an effective internal control environment is part of the Management Board’s day-to-day operational management responsibility. Management reports signifcant internal control and risk related issues to the Audit Committee of the Supervisory
Board on a regular and continuing basis to ensure that the Committee and the Supervisory Board have a clear view of material issues facing the Group.

Audit Committee

The Supervisory Board has established four Committees to assist it in fulflling its responsibilities: Audit Committee, Finance
Committee, Selection, ethics, governance and human Resources Committee and Compensation Committee. These committees exercise their activities under the responsibility of the Supervisory Board and report regularly to the Supervisory Board on matters within the scope of their responsibility.

All of these Supervisory Board Committees constitute an important part of the Group’s overall internal control environment, however, the Audit Committee plays a particularly important role in reviewing internal control and risk related issues.

The Audit Committee has four members all of whom are independent in accordance with the criteria of the AFEP-MEDEF Report and the US Sarbanes oxley Act (“Sarbanes”). Three of the Committee members have been formally designated “financial experts”
as required by Sarbanes.

The scope of the Audit Committee’s responsibilities is set forth in an Audit Committee Charter, approved by the Supervisory
Board, which defines the Committee’s principal missions, including the following:

•  overseeing the activities and systems of internal control over events that expose the Group to signifcant risk;

•  Monitoring the financial reporting process, the systems of internal control over financial reporting and the accuracy and integrity of the Group’s financial reporting;

•  overseeing the qualifcations and independence of the Statutory Auditors; and

•  overseeing the performance of the Group’s internal audit function.

For more information about the Audit Committee including its composition and the principal matters it handled in 2008, please see Section 3.1 “Directors, Senior Management and employees” of the Group’s 2008 Annual Report.

Subsidiary Level Governance Structures

AXA’s principal subsidiaries, whether publicly traded or not, are generally governed by:

•  a board of directors whose membership includes independent or non-executive directors; and

•  various board committees including a compensation committee and an audit committee, whose membership includes independent or non-executive directors.

over the past years, AXA initiated a process designed to harmonize corporate governance standards throughout the Group. This effort is focused, among other matters, on standardizing, to the extent practicable, principles relating to a number of corporate governance matters including board composition and size, directors’ independence criteria, Board Committees and their roles, and directors’ fees.

The Group governance Standards require the Boards of AXA’s principal subsidiaries to establish an Audit Committee and a
Compensation Committee in addition to any other Board committees that they consider necessary or appropriate for their specifc businesses. The role, duties, and composition of these Committees (including the requirements for participation of independent directors) are specifed in a detailed Audit Committee Standard and Compensation Committee Standard. The Audit Committee
Standard requires the Audit Committees of Group subsidiaries to have a signifcant component of independent directors in order to ensure that this Committee is strongly independent of management given its critical role in reviewing financial results and other financial information prepared by management, financial reporting and control processes, critical accounting policies, particular accounting issues, key risks and systems of internal control, fraud and similar issues.

MANAGEMENT STRUCTURES AND CONTROLS

In order to manage the various risks to which it is exposed, the AXA Group has various management structures and control mechanisms designed to ensure that management has a clear and timely view of the principal risks confronting the Group and the tools necessary to analyze and manage these risks.

These management structures and controls include the following:

AXA Executive Committee – Quarterly Business Reviews

AXA has a 18 member executive Committee which is an internal management committee composed of the members of
AXA’s Management Board, the CEOs of the Group’s principal subsidiaries and/or business units and selected other senior executives. while the executive Committee is an internal management committee which has no formal decision making authority, its plays an important role in assisting the Management Board to effectively manage the Group’s operating businesses, consider strategic initiatives and in such other areas as the Management Board deems appropriate from time to time.

each quarter the executive Committee conducts Quarterly Business Reviews (QBRs), during which performance of the AXA Group is reviewed. These QBRs were introduced in 2000 to provide management with a clear and consistent framework for: (1) reviewing operational performance and monitoring the progress of key projects using quantifable standards of measurement defined in collaboration with the Management Board; (2) assessing the status of Group transversal projects; and (3) exchanging ideas and information on key Group strategic orientations.

These QBRs constitute an important management control mechanism to monitor the operating performance of the Group and its principal business units on a continuing basis and to identify any new material risks or issues facing the Group in a timely manner.

For more information about the executive Committee including its composition, please see Section 3.1 “Directors, Senior
Management and employees” of the Group’s 2008 Annual Report.

Group Management Services 1 (GMS) departments focused principally on internal control and risk related matters

Several GMS Departments have responsibility for managing and/or monitoring some aspect of internal control and/or risk related matters, however, the following four GMS departments are primarily focused on these matters as part of their principal day-to-
day management responsibilities:

Group Risk Management Department

The role of Group Risk Management ( GRM) is to identify, quantify and manage the main risks to which AXA is exposed. To this end, GRM develops and deploys a number of risk measurements, monitoring instruments and methods, including a set of standardized stochastic modeling tools.

When appropriate, this work leads to the implementation of decisions that affect the Group’s risk profle, helping to reduce the volatility of AXA’s earnings through improved understanding of the risks taken and to optimize capital allocation.

As a central team, GRM coordinates risk management for the Group and is supported by local risk management teams within each operating unit. The types of risk covered include operating risks, asset and liability risks, and asset/liability mismatch risks.

(1) Central functions at the Holding Company level.
434 2008 ANNUAL REPORT

APPENDICES

The principal control processes that fall under the responsibility of GRM are described below:

•  The local Risk Management departments carry out regular reviews of the technical reserves established by Property & Casualty and reinsurance operating units. GRM performs regular reviews of models followed throughout the Group in order to ensure the consistency between actuarial and financial standards;

•  GRM conducts a decentralized review of risk-adjusted pricing and profitability for new products prior to launch; this review is centralized for variable annuity products with secondary guarantees, and submitted to the Management Board;

•  The asset/liability management policy, in place at operating unit level, is monitored and controlled through an annual detailed analysis of asset/liability matching. This work is undertaken to validate the strategic allocations of invested assets. In addition, a quarterly reporting process is used to monitor portfolio developments and detect deviations from strategic asset allocations as well as with respect to benchmarks determined with asset managers;

•  economic capital is estimated quarterly for each product line and operating unit and then aggregated at the Group level. This is one of the main uses of the stochastic modeling tools developed and implemented by GRM. This work enables asset, liability and operational risks to be modeled together;

•  GRM proposes annually to the Management Board, with the support of AXA Cessions, the main features of the Property &
Casualty and Life reinsurance coverage program of the Group;

•  Credit and concentration risks in the Group’s asset portfolios (equities and bonds) are managed by the Risk Management department and aggregated at the Group level. GRM also monitors the corresponding exposures on a monthly basis, and ensures that local operating units comply with the concentration limits established by the Group; and

•  GRM coordinates the activity of decentralized operational risk teams to ensure proper and consistent identifcation, measurement and management of the most important operational risk.

Summary findings are then presented to the Management Board, for decision-making purposes when appropriate. The Supervisory
Board and the Audit Committee are also informed.

PBRC (Planning, Budgets, Results Central)

The PBRC department within the Group Finance department is responsible for consolidation, management reporting and control over accounting and financial information. It works with local PBR units within the finance departments of Group subsidiaries.

The local PBR units are responsible for producing their contribution to the Group consolidated financial statements.

The PBRC’s role encompasses principally the following:

•  establishing and distributing both consolidation and reporting standards and instructions;

•  Managing the Group’s financial reporting system;

•  Producing the consolidated financial statements and analyzing key performance indicators;

•  Developing and using management control tools;

•  Coordinating the production of AXA’s Document de Référence filed with the AMF and AXA’s Form 20-F filed with the SEC, in compliance with IFRS and U.S. regulations;

•  Liaising with the Statutory Auditors and contributing to Audit Committee meetings as required; and

•  Steering convergence of accounting & financial reporting processes, systems and organizations for insurance activities in europe.

PBRC department is also responsible for controls relating to the preparation and processing of accounting and financial information.

Accounting and financial information is consolidated in accordance with International Financial Reporting Standards (IFRS) as adopted by the european Union (e.U.). As it relates to the financial statements included in the Group’s 2008 Annual Report, there is no difference between IFRS as adopted by the e.U. and IFRS as adopted by the International Accounting Standards Board.

PBRC has defined and implemented a set of policies and procedures to ensure the consolidation process leading to the consolidated financial statements is timely and accurate. This consolidation process and its related controls are based on the following:

DEFINITION OF STANDARDS AND MAINTENANCE OF AN INFORMATION SYSTEM:

Group accounting standards, which are consistent with accounting and regulatory principles for consolidated financial statements, are set forth in the AXA Group Accounting Manual and updated regularly by PBRC experts. These guidelines are submitted to
AXA’s Statutory Auditors for review before being made available to AXA subsidiaries.

The information system is based on “Magnitude”, a consolidation tool managed and updated by a dedicated team. This system is also used to deliver the management reporting information used to produce an economic perspective on the consolidated financial statements. The process through which this management reporting information is produced and validated is the same as that used to prepare consolidated financial information.

Finally, PBRC issues instructions to subsidiaries, giving detailed information on the consolidation process, changes in accounting standards and in Magnitude.

OPERATING CONTROL MECHANISMS:

At entity level, AXA subsidiaries are responsible for entering and controlling accounting and financial data that comply with the
AXA Group Accounting Manual and refect consolidation rules under IFRS accounting standards. In this respect, the CFO of each entity signs off on the accuracy of consolidated fgures reported through Magnitude and their compliance with both the Group accounting manual and instructions.

At PBRC level, accounting and financial information reported by entities are reviewed and analysed by teams that liaise with subsidiaries on a full-time basis. In particular, these teams review the compliance with the Group Accounting Manual and Group actuarial standards.

TRANSVERSAL PROCEDURES:

In all cases, the procedures are those described above, which generally work as follows:

•  All changes in AXA Group accounting policies are anticipated by PBRC experts and implemented after discussions with the
Statutory Auditors;

•  The main audit issues are addressed and resolved through “clearance meetings” in which local and central financial teams participate, as well as Statutory Auditors;

•  The principal options for closing the consolidated accounts are presented to the Management Board and then to the Audit
Committee; and

•  The auditing of accounting and financial data is finalized at the accounts closing stage in meetings attended by local and central financial teams, as well as local and central Statutory Auditors who present the outcome of their audit work.

Group Legal & Compliance

The Group Legal Department is responsible for identifying and managing the signifcant legal and compliance risks to which the
Group is exposed. It provides expertise and advice on all signifcant corporate legal matters at the Group level and manages the legal aspects of transactions undertaken by the Group as well as signifcant litigation, regulatory, and compliance matters.

The Group Legal Department is structured in fve Practice Groups which are organized around the substantive matters that the
Department manages on a continuing basis in addition to one-off projects or issues that arise from time to time. These Practice
Groups are:

•  Mergers & Acquisitions & Corporate Law;

•  Corporate Finance & Securities Law;

•  Corporate governance & Company Law;

•  Litigation, Regulatory & Compliance;

•  Business Support & Development and US Legal Matters.

As part of its Compliance responsibilities, the Group Legal Department manages a wide range of compliance related matters including (i) quarterly reporting from Group companies on signifcant compliance, litigation and regulatory matters, (ii) implementation of the Group Compliance and ethics guide which applies to all AXA Group employees worldwide and (iii) the Group’s global
Anti-Money Laundering Program.

The Group Legal Department works closely with the Legal Departments of AXA’s principal subsidiaries on legal, regulatory, and compliance matters impacting those companies. In order to optimize integration, coordination and ensure open lines of communication across the Group’s global Legal & Compliance organization, the Group general Counsel has established and chairs a global Legal Steering Group composed of the general Counsels of the AXA’s principal subsidiaries. This Steering
Group meets on a regular basis and serves as an effective forum for addressing transversal issues, sharing best practices and experiences in a wide variety of areas, and ensuring open lines of communication between general Counsels across the Group.
In addition, in order to drive integration deeper into the organization, a series of global Practice Groups have been established which are composed of staff attorneys from Legal and Compliance Departments throughout the Group. These Groups are organized around substantive areas of expertise (e.g. Compliance, Corporate/M&A, Corporate governance) or specifc themes
(e.g. emerging Issues & Trends) and are charged with carrying out specifc defined assignments and reporting back to the global
Legal Steering Group.

Group Audit

The primary mission of Group Audit is to provide the Management Board and the Audit Committee with an independent and objective assurance on the comprehensiveness and effectiveness of internal controls as well as proposals to help improve the management of risks, enhance performance and identify business opportunities.

The Group Audit Department fulflls its responsibilities as follows:

•  oversees the quality and performance of the local internal audit teams; sets internal audit policy and standards; co-ordinates the audit planning of local internal audit teams to ensure adequate risk-based audit coverage; monitors the audit coverage and activity, and the key risks and issues raised by local internal audit teams; and fosters the development of professional internal audit practices, processes and systems; and

•  undertakes missions selected by the Management Board and the Audit Committee on strategic and management issues to evaluate assumptions and achievement of objectives, strategies, and plans and, whether management are effciently and effectively carrying out their functions of planning, organising, directing and controlling. opportunities for improving management

436 2008 ANNUAL REPORT

APPENDICES

control, operational effciency, profitability, and AXA’s image are identifed and communicated to the Management Board, local
Management and the Audit Committee.

Group Audit also performs the Group’s Chief Fraud Control officer role and oversees the implementation of AXA’s standard on internal fraud control globally.

AXA’s internal audit organization is structured around the central Group Audit Department that coordinates and supervises the
Group’s overall internal audit process and capability, and the internal audit teams set up within Group subsidiaries. The Group
Audit Department operates mainly through:

•  overseeing of the internal audit teams within operating units;

•  strategic and transversal internal audit assignments.

The head of the Group Audit Department reports to the Chairman of AXA’s Management Board (with a functional reporting line to
AXA’s Chief Financial officer) and also has a direct and regular contact with the Chairman of AXA’s Audit Committee. In carrying out his duties, the head of Group Audit liaises with other control and monitoring functions, including Group Risk Management,
PBRC and Group Legal, as well as Statutory Auditors.

Local internal audit teams are placed under the responsibility of a Chief Audit executive, who reports directly to the local Chief executive officer or Chief Financial officer or a member of the local executive Committee, and also to the local internal audit committee. These local teams also have a reporting line to the Group Audit Department and focus mainly on identifying the key risks facing their business units, and on evaluating the design and operation of associated controls.

Group Audit performs quality assurance reviews of the local internal audit teams and assures compliance with the Institute of
Internal Auditors’ “Standard for the Professional Practice of Internal Auditing”.

Group Risk and Compliance Committee

In 2008, the management established a Group Risk and Compliance Committee to ensure that the Group has:

•  a comprehensive view of the various risks facing the Group on a continuing basis;

•  a dedicated forum for reviewing, analyzing and prioritizing these risks;

•  defined action plans to manage these risks; and

•  optimal coordination and communication between the different departments managing these risks.

This internal management committee is chaired by two members of the AXA Management Board, the Group CFO and Group
COO, and is co-managed by Group Risk Management and Group Legal.

The Committee is comprised of the following 10 GMS departments each of which is responsible for presenting to the Committee the signifcant risk within its scope:

1.    Group Risk Management (GRM);

2.    Group Corporate Finance and Treasury (DCFG);

3.    Group Audit;

4.    Group Legal and Compliance;

5.    Group Tax;

6.    Planning Budgets Results Central (PBRC);

7.     Information Technology (IT)/operational excellence;

8.    AXA Cessions;

9.    Group Human Resources;

10.  Group Communication.

In connection with the first Group Risk & Compliance Committee held on october 27, 2008, a comprehensive risk mapping exercise was undertaken. This exercise covered a broad range of risks to which the Group is exposed including financial, solvency, insurance, operational, legal and compliance, tax, audit, human resources, and communications risks. As part of the process, priorities and action points were established for the various GMS Departments that manage these risks. The Committee is scheduled to meet on a quarterly basis going forward.

INTERNAL CONTROL OVER FINANCIAL REPORTING

As a result of its listing on the New york Stock exchange, AXA has been subject to the requirements of Sarbanes Section 404 since the year ending December 31, 2006, pursuant to which:

•  AXA’s management must perform a formal annual evaluation of the Group’s ICOFR;

•  In AXA’s annual report filed with the United States Securities and exchange Commission (SEC) management must state its conclusions as to the effectiveness of the Company’s ICOFR, noting any material weakness; and

•  AXA’s Statutory Auditors are required to perform an “integrated audit” covering the Group’s ICOFR and to express their view on the effectiveness of the Company’s ICOFR.

AXA has put in place a comprehensive Sarbanes 404 program, again coordinated by Group Audit for 2008, designed to ensure that AXA’s CEO and CFO can conclude that the Group’s ICOFR is effective as of the end of each year. The program also aims to ensure that AXA’s Statutory Auditors can provide a clean opinion on AXA’s ICOFR as part of their annual integrated audit.

As part of its evaluation of the Group’s ICOFR for the year ended December 31, 2008, management documented and tested more than 6,300 individual internal controls which are part of the Group’s overall control environment designed to ensure the accuracy and completeness of the Group’s consolidated financial statements on a continuing basis.

ICOFR is a process designed under the supervision of AXA’s principal executive and financial officers to provide reasonable but not absolute assurance regarding the reliability of financial reporting and the preparation of its published financial statements.
ICOFR includes policies and procedures that:

•  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly refect the transactions and dispositions of the assets of the Group;

•  Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with the generally accepted accounting principles;

•  Provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Group; and

•  Provide reasonable assurance that unauthorized acquisition, use or disposition of Group assets that could have a material effect on the Group’s financial statements would be prevented or detected in a timely manner.

AXA has selected the COSO framework 2 to evaluate its ICOFR. In line with this framework, AXA has organized its ICOFR system around fve key items: (1) Entity Level Controls (ELC), (2) IT ELC, (3) Financial Statement Closing Process (FSCP), (4) Business
Processes and (5) IT General Controls (ITGC).

AXA has developed a top-down/risk-based approach to its Sarbanes 404 program by being more focused on risk than on coverage percentage and by using management judgment rather than a purely prescriptive approach. This risk-based approach is in line with “Management guidance” and “Auditing Standard 5” released by the SEC and the Public Company Accounting
Oversight Board (PCAOB).

On that basis, a scoping methodology has been developed in order to determine which entities, accounts and disclosures are subject to the Sarbanes 404 program. entities have been classifed into four levels depending on risk assessment:

•  Level 1 entities are individually signifcant and have to cover the fve items mentioned above;

•  Level 2 entities provide signifcant services to the Group and have to cover ELC and IT ELC, as well as appropriate business processes;

•  Level 3 entities are signifcant when aggregated and have to cover eLC, IT ELC and FSCP; and

•  Level 4 entities relate to other entities and they do not have to evaluate their ICOFR. however, they are subject to Sarbanes
Section 302 compliance requirements.

The implementation of an adequate ICOFR and its evaluation requires that, for every item in scope, management needs to document the processes and their related key controls, to test the design and operational effectiveness of key controls, and to remedy any control defciency identifed.

on the basis of the extensive due diligence performed as part of its Sarbanes 404 program as described above, management concluded that ICOFR was effective as of December 31, 2008.

AXA’s ICOFR as of December 31, 2008, was audited by PricewaterhouseCoopers Audit, which concluded the Company maintained, in all material respects, effective ICOFR as of December 31, 2008, based on criteria established in COSO. 3

DISCLOSURE CONTROLS AND PROCEDURES

In addition to its Sarbanes 404 program as described above, AXA SA is required to comply with Sarbanes Section 302. Pursuant to Sarbanes Section 302, AXA’s Chief executive officer and Chief Financial officer are each required to certify various matters in each annual report (Form 20-F) filed with the SEC. This annual Section 302 certifcation requires the CEO and CFO to certify, among other matters, that:

•  They have reviewed the annual report;

•  To their knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact that would make the report misleading;

•  To their knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash fows of the Company for the periods presented;

•  They are responsible for establishing and maintaining “disclosure controls and procedures” and “ICOFR” for the Company;

•  They have designed such disclosure controls and procedures, or caused them to be designed, to ensure that material information relating to the Company and its consolidated subsidiaries, is made known to them on a timely basis;

(2) “ Internal Control – Integrated Framework”, publicly known as COSO (Committee Of Sponsoring Organizations), of the Treadway Commission, the name of the committee that designed this standard.

(3) PricewaterhouseCoopers Audit’s Report to be found in the AXA 2008 Annual Report an Form 20-F.

438 2008 ANNUAL REPORT

APPENDICES

•  These disclosure controls and procedures provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles;

•  They have evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in the annual report their conclusions as to effectiveness and disclosed to the Audit Committee and the Statutory Auditors (i) any material weaknesses or signifcant defciencies and/or (ii) any fraud whether or not material, that involves management or other employees who have a signifcant role in the Company’s ICOFR identifed.

In order to support the Sarbanes 302 certifcation, the Group has an extensive internal process that is based on three pillars:

(1)   CFO Sign-Off Certifcates required to be submitted by all local CFOs to PBRC together with submission of subsidiary financial reporting/consolidation information to PBRC;

(2)   Sarbanes 404 Management Reports required to be submitted by the CFOs of all “in-scope” Group companies as part of the Group’s Sarbanes 404 program described above; and

(3)   Sarbanes 302 sub-Certifcates required to be submitted by AXA executive Committee members, regional CFOs and certain other executives (including GMS Department heads) pursuant to which each of these executives is required to review the Group’s annual report and formally certify (i) the accuracy and completeness of the information in the annual report with respect to the companies under his responsibility, and (ii) the effectiveness of disclosure controls and procedures and
ICOFR at companies under his responsibility (with specifc disclosure of any signifcant defciencies or material weaknesses).
In addition, as part of this “sub-certifcation” process, these executives are required to review and comment on a number of transversal disclosures in the annual report relating to risk and other matters.

CONCLUSION

The AXA Group believes it has put in place a comprehensive system of internal control procedures and mechanisms that is appropriate and well adapted to its business and the global scale of its operations.

however, all internal control systems, no matter how well designed, have inherent limitations and do not constitute a guaranty or provide absolute certainty. even systems determined to be effective by management may not prevent or detect human errors, systems malfunctions, fraud, or misstatements and can provide only reasonable assurance. In addition, effective controls may become inadequate over time because of changes in conditions, deterioration of compliance with procedures or other factors.

PART 3 > COMPENSATION

For information on the principles and the rules adopted by the Supervisory Board in order to determine the compensation and the advantages granted to the corporate officers please see Part III – Section 3.2 “Full disclosure on executive compensation and share ownership” of the Group’s 2008 Annual Report.

PART 4 > CORPORATE GOVERNANCE CODE OF REFERENCE

Pursuant to the provisions of a French law of July 3, 2008, the Supervisory Board and the Management Board decided to adopt all of the AFEP / MEDEF recommendations, including the recommendations on the compensation of executive officers dated october 2008, as AXA’s reference code of corporate governance.

These recommendations were consolidated in a Corporate governance Code of Listed Corporations published by the AFEP
(Association Française des Entreprises Privées) and the MEDEF (Mouvement des Entreprises de France) in December 2008
(hereafter the “AFEP / MEDEF Code”), which is available at AXA’s registered office or on its website (www.axa.com) under the
“Corporate governance” Section.

AXA complies with the recommendations of the AFEP / MEDEF Code that are in line with the long-established corporate governance principles initiated by the Company. AXA applies the recommendations of the AFEP / MEDEF Code in the conditions detailed, for the most part, in Sections 3.1 “Directors, Senior Management and employees” and 3.2 “Full disclosure on executive compensation and share ownership” of the Group’s 2008 Annual Report describing corporate governance mechanisms and containing information about executives’ compensation.

In order to take into account certain specifcities of its governance practices, AXA has decided to adapt the following provisions of the AFEP / MEDEF Code:

• To the extent the AFEP / MEDEF Code only refers to companies managed by Board of Directors (Conseil d’Administration), the Company had to make the necessary adjustments to refect its dual corporate governance structure consisting of a

Management Board and a Supervisory Board. These adjustments take into account the legal separation of powers between the Management Board and the Supervisory Board, and in particular the Supervisory Board’s prohibition, under French law, to interfere into the management of the Company.

•  Section 14.2.1 of the AFEP / MEDEF Code relative to the review of the accounts by the Audit Committee: for practical reasons, the review of the accounts by the Audit Committee generally occurs on the day preceding the Supervisory Board’s review, and not two days before as it is provided for by the AFEP / MEDEF Code. however, the Company endeavours, so far as possible, to provide the members of the Audit Committee with the required documents early enough to allow their proper examination.

•  Section 19 of the AFEP / MEDEF Code relative to the termination of the employment contract of the Management Board’s
Chairman: Mr. Henri de Castries, Chairman of the Company’s Management Board, has been employed by AXA under an employment contract since he joined the Group in 1989. Pursuant to the provisions of the AFEP / MEDEF Code, the Supervisory
Board intends to consider the termination of its employment contract prior to the end of its term of office on october 11,
2009.

•  Section 20.2.3 of AFEP / MEDEF Code relative to stock options and performance shares:

(i) Holding of shares subsequent to subscription options or allotment of performance shares: In 2007, the Company decided to implement strict rules pertaining to shareholding requirements for members of AXA’s Management Board. This policy requires each member of the Management Board to hold, during the entire duration of his/her functions, a minimum number of AXA shares representing a multiple of his/her annual cash remuneration (fxed salary plus annual variable remuneration) received for the previous fiscal year. The Chairman of the Management Board is consequently required to hold the equivalent of his total cash remuneration multiplied by 3 and the other members of the Management Board are required to hold the equivalent of their total cash remuneration multiplied by 2. AXA ordinary shares or AXA ADRs or other quoted subsidiaries of the Group are taken into account to calculate the number of shares actually held. each member of the Management Board is required to meet with this minimum shareholding requirement within a period of 5 years from (i) January 1, 2007 or (ii) the date of his/her first appointment to the Management Board. Considering the already high level of this shareholding requirements imposed upon members of the Management Board, the Supervisory Board, upon recommendation of its Compensation Committee, has decided that it was not necessary to set higher shareholding thresholds after the initial 5-year period. For the same reasons, the Supervisory Board has decided that it was not adequate to compel members of the Management Board to acquire a number of AXA shares once the compulsory holding period of their performance shares has expired.

(ii) Exercise of stock options: pursuant to the AFEP / MEDEF Code, companies shall determine periods preceding the disclosure of their financial statements during which the exercise of the stock options is not allowed (“sensitive periods”).
To date, the sensitive periods are determined by applying AXA Group’s Compliance and ethics guide. They generally begin 30 days prior to the disclosure of the annual and half-year earnings. The Compliance and ethics guide prohibits the sale of shares acquired subsequent to the exercise of stock options (“subscription and sale” transactions), but does not prohibit, in accordance with common practice, the simple exercise of options that is not followed by the sale of the shares acquired subsequently.

Pursuant to the provisions of Article L.225-68 of the French Commercial Code, it is specifed that the conditions for the shareholders’
participation to general meetings are detailed in Section 23 of AXA’s bylaws, copies of which are available at the Paris Trade and
Companies Register (Registre du Commerce et des Sociétés du Tribunal de Commerce de Paris). AXA’s bylaws are also available on the Company’s website (www.axa.com). In addition, the information referred to in Article L.225-100-3 of the French Commercial
Code are made public in the Report of AXA’s Management Board which is included in AXA’s Annual Report for 2008.

440 2008 ANNUAL REPORT

APPENDICES

PricewaterhouseCoopers Audit                                                                                                                                          Mazars

62, rue de villiers                                                                                                                                        61, rue henri Régnault

92208 Neuilly-sur-Seine Cedex                                                                                                                         92400 Courbevoie

Statutory Auditors’ report, prepared in accordance with Article L.225-235 of the French Commercial Code on the report prepared by the Chairman of the Supervisory Board of AXA

(For the year ended December 31, 2008)

This is a free translation into English of the Statutory Auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA,
25, avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of AXA, and in accordance with article L.225-235 of the French Commercial Code, we hereby report to you on the report prepared by the Chairman of the Supervisory Board of your Company in accordance with article L.225-68 of the French Commercial Code for the year ended December 31, 2008.

It is the Chairman’s responsibility to prepare, and submit to the Supervisory Board for approval, a report describing the internal control and risk management procedures implemented by the Company and providing the other information required by article
L.225-68 of the French Commercial Code in particular relating to corporate governance.

It is our responsibility

•  to report to you on the information set out in the Chairman’s report on internal control procedures relating to the preparation and processing of financial and accounting information to establish the consolidated financial statements in accordance with
IFRS, as adopted by the european Union, and

•  to attest that the report sets out the other information required by article L.225-68 of the French Commercial Code, it being specifed that it is not our responsibility to assess the fairness of this information.

we conducted our work in accordance with professional standards applicable in France.

Information concerning the internal control procedures relating to the preparation and processing of financial and accounting information

The professional standards require that we perform procedures to assess the fairness of the information on internal control procedures relating to the preparation and processing of financial and accounting information to establish the consolidated financial statements in accordance with IFRS, as adopted by the european Union set out in the Chairman’s report. These procedures mainly consisted of:

•  obtaining an understanding of the internal control procedures relating to the preparation and processing of financial and accounting information on which the information presented in the Chairman’s report is based, and of the existing documentation;

•  obtaining an understanding of the work performed to support the information given in the report and of the existing documentation;

•  determining if any material weaknesses in the internal control procedures relating to the preparation and processing of financial and accounting information that we may have identifed in the course of our work are properly described in the Chairman’s report.

on the basis of our work, we have no matters to report on the information given on internal control procedures relating to the preparation and processing of financial and accounting information, set out in the Chairman of the Supervisory Board’s report, prepared in accordance with article L.225-68 of the French Commercial Code.

Other information

we attest that the Chairman’s report sets out the other information required by article L.225-68 of the French Commercial
Code.

Neuilly-sur-Seine and Courbevoie, March 25, 2009

The Statutory Auditors

PricewaterhouseCoopers Audit                                                                     Mazars

eric Dupont – yves Nicolas                                            Patrick de Cambourg – Jean-Claude Pauly

442 2008 ANNUAL REPORT

APPENDICES

APPENDIX II

Other legal information

ANNUAL INFORMATION DOCUMENT

Pursuant to Article 222-7 of the AMF general Regulations, the table below sets forth all information published or otherwise made public by the Company over of the previous twelve months, in one or more States that are party to the Agreement on the european economic Area (eeA) or in one or more countries outside the eeA in order to fulfll the legal or regulatory obligations in those countries with respect to financial instruments, issuers of financial instruments or financial instrument markets.

All dates in the table below read month/day/year.

Information published over the previous 12 months	Where the information can be obtained
Press releases (a)	www.amf-france.org www.axa.com
Shareholders’ Meeting – AXA Supervisory Board (04/22/2008)
Management Changes in Japan – Asia Pacifc (04/25/2008)
Filing of AXA’s Form 20-F with SEC (04/30/2008)
1Q08 Activity Indicators (05/07/2008)
Ambition 2012: AXA strengthens its brand strategy with the launch of a new signature (05/28/2008)
AXA completes the acquisition of a 36.7% stake in Russian insurer RESO GARANTIA (06/18/2008)
Two new members to join the Executive Committee of the AXA Group (07/10/2008)
AXA completes the acquisition of Mexican insurer Seguros ING (07/22/2008)
Half Year 2008 Earnings (08/07/2008)
AXA launches its 2008 employee share offering (SharePlan 2008) (08/18/2008)
Announcement of the acquisition of the Château de Polisy’s earthenware tiling thanks to AXA Group’s corporate philanthropic contribution (09/01/2008)
AXA announces the subscription prices for its 2008 employee share offering (SharePlan 2008) (09/16/2008)
AXA: non material equity exposure to Lehman Brothers and AIG (09/16/2008)
Cap Cité: AXA facilitates community service for employees (09/17/2008)
AXA presents the results of the 3rd edition of the Carbon Disclosure Project France (10/01/2008)
9M08 Activity Indicators: Total Revenues down 0.9% to Euro 69,458 million (11/06/2008)
AXA to hold today in Paris its Autumn Investor Conference (11/25/2008)
Results of AXA employee share offering in 2008 (12/01/2008)
AXA adopts the recommendations of AFEP-MEDEF concerning the compensation of executive officers (12/18/2008)
Appointments: Peter S. Kraus becomes Chairman and CEO of AllianceBernstein, to join AXA’s Management Board in 2009.
AXA’s Executive Committee welcomes two new members: Véronique Weill, Group Executive Vice-President IT &
Operational Excellence and Dominique Carrel-Billiard, CEO of AXA Investment Managers (12/22/2008)
Full year 2008 Earnings – Resilient operating performance in a challenging environment (02/19/2008)
AXA to subscribe to AXA Asia Pacifc Holdings’ capital increase: no impact on the Group’s Solvency, non material impact on liquidity (03/17/2008)
Bulletin of Required Legal Notices Publications (BALO)	www.journal-officiel.gouv.fr
Notice of Meeting (Shareholders’ Meeting to be held on 04/22/2008) (03/28/2008)
2007 Annual Financial Statements before Shareholders’ Meeting (04/07/2008)
Turnover 1st quarter of 2008 (05/14/2008)
2007 Annual Financial Statements after Shareholders’ Meeting (05/23/2008)
Turnover 2nd quarter of 2008 (08/11/2008)
Notice of Meeting (Shareholders’ Meeting to be held on 04/30/2009) (02/27/2009)

(a) Press releases issued prior to March 18, 2008 were listed in the Annual Information Document included in the AXA 2007 Annual Report.

Information published over the previous 12 months Documents filed with the Trade Registry (Greffe)		Where the information can be obtained www.infogreffe.fr
Extract of the minutes of the Supervisory Board’s Meeting of 04/22/2008 regarding the appointment of the Chairman and Vice-Chairman of the Supervisory Board
Extract of the minutes of the Shareholders’ Meeting of 04/22/2008
Extract of the minutes of the Management Board of 07/28/2008 regarding the increase of the share capital
Bylaws as at 07/28//2008
Extract of the minutes of the Management Board of 11/28/2008 regarding the increases of the share capital
Bylaws as at 11/28/2008
Extract of the minutes of the Management Board of 01/05/2009 regarding the increase of the share capital
Decision of the Chairman of the Management Board of 01/21/2009 regarding the increase of share capital
Bylaws as at 01/21/2009
Documents at the disposal of the Shareholders		Headquarters of the Company 25, avenue Matignon 75008 Paris — France
Ordinary and Extraordinary General Meeting – April 22, 2008
A copy of the convening fle sent to the Shareholders as well as the documents for their information (R.225-81 et R.225-86)
The Statutory Auditors’ certifcate on the global amount of the paid sums to the 5 best paid persons
The Statutory Auditors’ certifcate on the global amount of the sums entitled to the tax cut
The list of the nominative initiatives of sponsoring and patronage realized by AXA
The list of the Shareholders at 16 days before the Annual Meeting
The list and subject of the signifcant current agreement
The annual reports of the Management Board on the allocations of stock options and free allotments of shares
Transactions on AXA shares		www.axa.com www.amf-france.org
Disclosure of trading in the Company’s shares by members of the Management Board and the Supervisory Board
02/08/2008 Claude Bébéar	11/28/2008 Claude Brunet
03/14/2008 François Pierson	11/28/2008 Christopher Condron
03/25/2008 François Pierson	11/28/2008 François Pierson
03/25/2008 François Pierson	12/10/2008 Claude Brunet
04/02/2008 Claude Bébéar	12/12/2008 Norbert Dentressangle
04/02/2008 Christopher Condron	12/15/2008 Henri de Castries
04/03/2008 Claude Bébéar	12/15/2008 Denis Duverne
04/16/2008 Giuseppe Mussari	12/15/2008 Jean-René Fourtou
05/15/2008 Henri de Castries	12/16/2008 Claude Brunet
05/15/2008 Denis Duverne	12/17/2008 Henri de Castries
06/27/2008 François Martineau	12/17/2008 Denis Duverne
09/04/2008 Denis Duverne	12/17/2008 François Pierson
09/22/2008 Denis Duverne	12/22/2008 Henri de Castries
09/26/2008 Henri de Castries	12/22/2008 Denis Duverne
10/02/2008 Alfred Bouckaert	12/22/2008 François Pierson
11/27/2008 Jean-Martin Folz	12/22/2008 Jacques de Chateauvieux
11/28/2008 Henri de Castries	02/20/2009 Jacques de Chateauvieux
11/28/2008 Denis Duverne
Disclosure of trading in own shares by the Company
On March 13, 2008
From April 3 to April 7, 2008
On December 23, 2008
Six month reports on AXA’s liquidity agreement
As of June 30, 2008	As of December 31, 2008

444 2008 ANNUAL REPORT

APPENDICES

Information published over the previous 12 months	Where the information can be obtained
Disclosures of share ownership thresholds	www.amf-france.org
–
official public notice of shareholders’ agreement clauses	www.amf-france.org
–
Documents published abroad (20-F / 6-K)	www.sec.gov
Form 6-K for April 2008: Free translation of AXA’s French Document de Référence for the year ended December 31, 2007 filed with the AMF (the French stock exchange regulatory authority) on March 28, 2008
Form 20-F (submitted on April 30, 2008)
Form 6-K for May 2008: Press Release issued on May 7, 2008 by AXA, announcing its first quarter 2008 activity indicators
Form 6-K for August 2008: Press Release issued on August 7, 2008 by AXA, announcing first half 2008 performance
Form 6-K for November 2008: Press Release issued on November 6, 2008 by AXA, announcing the first nine months 2008 activity indicators
Form 6-K for February 2009: Press Release issued on February 19, 2009 by AXA, announcing its consolidated earnings for the full year 2008

DOCUMENTS PERTAINING TO THE COMPANY

The following documents may be consulted at the AXA Group Legal Department located 21, avenue Matignon – 75008 Paris
(France) until the fling of AXA’s next Annual Report (Document de Référence):

•  The Bylaws of the Company;

•  The reports and other documents prepared by any expert at the Company’s request, any part of which is included onto or referred to in this Annual Report;

•  The parent Company financial statements as well as the consolidated financial statements of the Company for each of the two financial years preceding the publication of this Annual Report.

APPENDIX III

Statement of the person responsible for
the Annual Report (Document de Référence)

STATEMENT OF THE PERSON RESPONSIBLE

I, the undersigned, having taken all reasonable care to ensure that such is the case, hereby certify that the information contained in this Annual Report (Document de Référence) is, to the best of my knowledge, in accordance with the facts and contains no material omission likely to render it misleading or inaccurate in any material respect.

I confirm that, to the best of my knowledge, the financial statements have been prepared in accordance with applicable accounting standards and fairly present the assets and liabilities, the financial position and the profit or loss of the Company and its consolidated subsidiaries, and that the Management Report, the various sections of which are mentioned on page 549 of this Annual Report, fairly presents the evolution of the business, the results and the financial position of the Company and its consolidated subsidiaries, and describes the principal risks and contingencies facing the Group.

The Statutory Auditors have provided me with a letter of completion of assignment, in which they confirm that they have verified the information relating to the financial position and the financial statements contained in this Annual Report (with the exception of information pertaining to european embedded value which they have not reviewed but which they have checked for consistency with the work performed by the independant actuary Tillinghast [Towers Perrin] and dated February 18, 2009), and have reviewed the entire document.

Paris, March 26, 2009

Henri de Castries

Chairman of the Management Board

PERSON RESPONSIBLE FOR FINANCIAL INFORMATION

Denis Duverne

Member of the Management Board,

Group Chief Financial Officer

AXA

25, avenue Matignon, 75008 Paris, France

446 2008 ANNUAL REPORT

APPENDICES

APPENDIX IV

Financial authorizations

FINANCIAL AUTHORIZATIONS TO ISSUE SHARES OR OTHER TYPES
OF SECURITIES AS OF DECEMBER 31, 2008

AXA’s authorizations to issue ordinary shares or other type of securities that were valid as of December 31, 2008 are summarized in the tables below:

Issues with preferential subscription rights for shareholders

Securities	Maximum nominal amount in case of debt instruments in Euro	Maximum nominal amount of the capital increase in Euro	Term	Expiration
Capitalization of reserves, earnings or premiums	–	1 billion (a)	26 months	July 14, 2009
Ordinary shares and other securities granting a claim to ordinary shares of the Company through subscription, conversion, exchange, redemption, presentation of a warrant or otherwise	6 billion (b)	1.5 billion (c)	26 months	July 14, 2009

Issues without preferential subscription rights for shareholders

Securities	Maximum nominal amount in case of debt instruments in Euro	Maximum nominal amount of the capital increase in Euro or in percentage of the outstanding share capital	Term	Expiration
Ordinary shares or securities granting a claim to ordinary shares of the Company through subscription, conversion, exchange, redemption, presentation of a warrant or otherwise (d)	6 billion (b)	1 billion (c)	26 months	July 14, 2009
Shares or securities giving access to the capital, reserved for employees	–	100 million (e)	18 months	October 22, 2009
Shares reserved for a specifc category of benefciaries in connection with offerings for employees	–	100 million (e)	18 months	October 22, 2009
Performance shares (actions gratuites) (g)	–	1% (f)	38 months	June 22, 2011
Restricted shares (actions gratuites)/ AXA Miles Ambition 2012 Plan (g)	–	0.7% (h)	38 months	July 14, 2010
Shares issued in connection with the exercise of stock options	–	2% (i)	38 months	June 22, 2011

(a) Independent ceiling.

(b) The aggregate nominal value of debt instruments associated with the issue of securities with or without preferential subscription rights may not exceed the global upper limit of €6 billion. This upper limit is separate and distinct from the limit on issuances of debt securities with no claim to the share capital of the Company (ceiling of €2 billion).

(c) The aggregate nominal value of the capital increase with or without preferential subscription rights may not exceed the global upper limit of €1.5 billion.

(d) Including the issue of ordinary shares or securities (i) in the event of a public offer initiated by the Company, (ii) in consideration for contributions in kind for up to 10% of the share capital, or (iii) as result of a securities issue by subsidiaries of AXA.

(e) Common ceiling.

(f)  At the date on which performance shares are granted by the Management Board.

(g) Existing shares and/or newly issued shares.

(h) At the date on which restricted shares are granted by the Management Board.
(i) At the date on which options are granted by the Management Board.

NEW FINANCIAL AUTHORIZATIONS

The following authorizations to issue shares or securities granting a claim to shares of the Company require the shareholders’
consent. They will be submitted to the Shareholders’ Meeting for approval on April 30, 2009:

Issues with preferential subscription rights for shareholders

Securities	Maximum nominal a mount in case of debt instruments in Euro	Maximum nominal amount of the capital increase in Euro	Term	Expiration
Capitalization of reserves, earnings or premiums	–	1 billion (a)	26 months	June 30, 2011
Ordinary shares and other securities granting a claim to ordinary shares of the Company through subscription, conversion, exchange, redemption, presentation of a warrant or otherwise	6 billion (c)	2 billion (d)	26 months	June 30, 2011
Preferred shares	–	1 billion (e)	26 months	June 30, 2011

Issues without preferential subscription rights for shareholders

Securities	Maximum nominal amount in case of debt instruments in Euro	Maximum nominal amount of the capital increase in Euro or in percentage of the outstanding share capital	Term	Expiration
Ordinary shares or securities granting a claim to ordinary shares of the Company through subscription, conversion, exchange, redemption, presentation of a warrant or otherwise (b)	6 billion (c)	20% (f)	26 months	June 30, 2011
Ordinary Shares or securities giving access to the capital, reserved for employees	–	150 million (g)	18 months	October 30, 2010
Ordinary Shares reserved for a specifc category of benefciaries in connection with offerings for employees	–	150 million (g)	18 months	October 30, 2010
Preferred shares reserved for AXA Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle	–	1 billion (e)	18 months	October 30, 2010
Preferred shares	–	1 billion (e)	26 months	June 30, 2011

(a) Independent ceiling.

(b) I ncluding the issue of ordinary shares or securities (i) in the event of a public offer initiated by the Company, (ii) in consideration for contributions in kind for up to 10% of the share capital, or (iii) as result of a securities issue by subsidiaries of AXA.

(c) The aggregate nominal value of debt instruments associated with the issue of securities with or without preferential subscription rights may not exceed the global upper limit of €6 billion. This upper limit is separate and distinct from the limit on issuances of debt securities with no claim to the share capital of the Company (ceiling of €2 billion).

(d) The aggregate nominal value of the capital increase with or without preferential subscription rights may not exceed €2 billion in nominal value.

(e) C ommon ceiling to all preferred shares’ issues and limited to an issue gross income (inclusive of the share premium) of €2 billion.

(f)  Up to €1 billion in nominal value.

(g) Common ceiling.

USE IN 2008 OF THE VARIOUS FINANCIAL AUTHORIZATIONS PERTAINING
TO CAPITAL INCREASES

Equity issue reserved for employees

By virtue of the authorization granted by the shareholders at their Annual general Meeting of April 22, 2008 (19th resolution), the
Management Board increased the Company’s share capital in one offering, through the issue of shares to Group employees under the SharePlan 2008 program. The shareholders waived their preferential subscription rights to facilitate this offering to employees. In the countries that met the legal and tax requirements for participation in SharePlan, two investment options were offered in 2008:

•  the traditional plan, offered in 36 countries,

•  the leveraged plan, offered in 36 countries.

More than 35,000 employees in 37 countries took part in SharePlan 2008, and participating employees invested a total of approximately €460 million, as follows:

•   €29.3 million in the traditional plan, and

•   €431 million in the leveraged plan.

on the closing of the 2008 SharePlan offering in November 2008, AXA issued a total of 24.7 million new ordinary shares each with a par value of €2.29, all of which were entitled to dividends for 2008. Most Group employees participating in SharePlan are entitled to directly exercise their voting rights at AXA’s Shareholders’ Meeting.

448 2008 ANNUAL REPORT

APPENDICES

Stock options and performance shares

Stock options

In 2008, by virtue of the authorizations granted by the shareholders at the Annual general Meetings of April 20, 2005 (26th resolution)
and April 22, 2008 (17th resolution) 9,176,347 stock options (i.e. 9,075,344 stock options by virtue of the 2005 authorization and
101,003 stock options by virtue of the 2008 authorization) giving the right to their benefciaries to subscribe new AXA ordinary shares, have been granted by the AXA Management Board.

Performance shares

In 2008, by virtue of the authorizations granted by the shareholders at the Annual general Meetings of April 20, 2005 (25th resolution)
and April 22, 2008 (16th resolution) 1,417,967 performance shares were granted by the AXA Management Board (1,367,967 shares by virtue of the 2005 authorization and 50,000 shares by virtue of the 2008 authorization). Prior to the vesting and definitive acquisition of these shares by the benefciaries (which will occur in 2010 or 2012 depending on the country of the benefciary’s residence), the AXA Management Board will decide whether these performance share grants will be fulflled using existing or newly issued AXA ordinary shares.

APPENDIX V

AXA Parent Company Financial Statements

MANAGEMENT BOARD’S REPORT

Parent company financial statements

Net income

Net income for the year ended December 31, 2008 was a loss of €1,253 million compared to a profit of €1,765 million in the previous year. This loss was mainly due to a €2,181 million allowance for an exchange-rate risk provision, arising from the
Company’s policy of hedging net foreign currency investments in order to protect the Group’s consolidated shareholders’ equity against currency movements.

In the Company’s consolidated financial statements, hedge accounting is applied to net investments in subsidiaries, such that exchange rate movements have no impact on Group results. In the parent company financial statements, however, investments in subsidiaries are recorded in euro at the historical cost, leading to unrealized exchange rate losses on debt being fully booked.
Foreign exchange exposure management continued in 2008, including implementation of additional hedging positions on
$1.5 billion, JPY437 billion and CHF3.25 billion.

Dividends received from subsidiaries amounted to €2,674 million, corresponding to an increase of €496 million from the previous year.

Dividends received from european companies totaled €2,328 million, an increase of €498 million, resulting from the following factors:

•  The €1,053 million dividend from AXA holdings Belgium represented a rise of €943 million, which was due to the capital gain on the sale of the Netherlands activities in 2007.

•  Colisée RE (formerly AXA RE) paid a €243 million dividend, of which €230 million resulted from the appropriation of 2007 earnings.

•  The €183 million dividend paid by AXA Insurance (formerly AXA winterthur in Switzerland) was the first ever paid to the Group since its acquisition. At the time of its 2007 restructuring, AXA Insurance had paid €367 million to the Company through capital reductions.

•  on the other hand, the dividend from AXA France Assurance decreased by €678 million to €737 million due to the non-
recurrence of large capital gains realized in 2006 and paid out in 2007.

Dividends received from insurance companies outside Europe were stable, totaling €199 million compared to €213 million in
2007. The main contributors in 2008 were AXA Asia Pacific Holding (€100 million) and AXA Canada (€64 million).

The dividend received from financial subsidiaries rose by €13 million to €147 million, including €94 million from AXA Investment
Managers.

Net financial expenses, including interest expenses net of interest income from loans and investments, totaled €826 million, compared to €538 million in 2007, represented an increase of €288 million.

Financial income increased by €47 million to €497 million, mainly due to:

•  Income from cash holdings rose by €121 million to €174 million, as a result of the €2.1 billion increase in the average cash position in 2008.

•  Income from loans and receivables rose by €37 million, due to loans granted by the Company to support the growth of its subsidiaries.

•  however, net income from swaps fell by €123 million to €88 million, mainly because of cancellation premiums paid on interest-
rate swaps on dollar hedges.

Financial charges increased by €335 million to €1,323 million.

•  Loans from subsidiaries to the Company, as part of the Group’s cash pooling arrangement, generated €160 million of additional financial charges.

•  Interest on deeply subordinated notes increased by €56 million, mainly because of issuances that occurred in the fourth quarter of 2007, i.e £700 million and €750 million, generating additional financial charges of €78 million. This increase was partly offset by a €18 million decrease in coupons on other British pound-denominated debts, resulting from the rise in the
Euro value against the British pound.

450 2008 ANNUAL REPORT

•  Interest payments on commercial paper grew by €97 million as a result of the €2 billion increase in the average outstanding amount, together with the rise in issuance spreads.

Operating charges amounted to €286 million, up €54 million, owing primarily to initiatives taken by the Group to promote its brand and the financing of projects through the AXA Research Fund.

The Company recorded a loss of €12 million from investment operations, due to the sale of mutual fund units within the
Group.

Capital operations resulted in a loss of €3,636 million in 2008, versus a profit of €318 million in 2007. This 2008 loss broke down as follows:

•  A €1,990 million exchange-rate loss, as opposed to a €564 million gain in 2007, including the aforementioned €2,181 million allowance for a currency risk provision on loans and receivables denominated in foreign currencies. Conversely, realized exchange rate gains totaled €191 million, mainly arising from the renewal of net foreign currency investment hedges that had expired during the year.

•  Net capital losses on asset disposals, after releases of provisions on the securities sold, totaled €143 million and related mainly to the sale of AXA treasury shares.

•  Allowances for provisions for contingent liabilities totaled €709 million, up from €287 million in 2007. This amount included a €591 million financial provision relating to the mark-to-market writedown of an equity swap with another Group company intended to hedge an equity portfolio, while the annual allowance for provisions for the redemption of bond premiums was
€95 million.

•  Allowances for provisions for financial investments amounted to €295 million, including €225 million relating to Colisée RE because of its exceptional dividend pay-out.

•  Net exceptional items resulted in a loss of €545 million, including a €755 million loss due to the expiry of an intra-Group equity swap and a €187 million profit on sales of call options as part of the option-based hedging strategy on equity markets.

The net income tax benefit was €835 million, compared to a benefit of €40 million in 2007. This item mainly consisted of tax due by the companies that are part of the tax consolidation Group (€949 million). No standard rate tax charges were recorded due to the tax loss arising mainly from exchange-rate impacts. Allowances for provisions covering the risk of tax repayments to subsidiaries belonging to the French tax Group totaled €95 million.

Balance sheet

At December 31, 2008, total assets were €64,208 million, versus €55,608 million at December 31, 2007.

ASSETS

Intangible fixed assets amounted to €322 million, and mainly included the AXA brand acquired upon AXA’s absorption of
FINAXA as part of the 2005 merger and valued at €307 million based on brand royalties billed to Group subsidiaries and to the
Mutuelles AXA.

Investments in subsidiaries net of valuation allowances, totaled €51,568 million, versus €47,733 million at year-end 2007, representing an increase of €3,835 million.

•  In order to streamline ownership of Group subsidiaries, AXA SA bought €1,433 million of AXA holdings Belgium shares, and
€980 million of AXA Investment Managers shares from Group subsidiaries.

•  In June 2008, AXA SA completed the purchase of a 36.7% stake in RESO Garantia, Russia’s second-largest property and casualty insurer, for €805 million.

•  AXA Life europe, a company created to write unit-linked life insurance contracts with guaranteed minimum features via branches in several european countries, received a capital injection of €395 million.

•  AXA SA injected €300 million of capital into AXA Mediterranean holding as part of the financing of the Seguros ING acquisition and the buy-out of the minority shareholders in the Turkish unit AXA Oyak.

Receivables from subsidiaries amounted to €4,622 million, versus €3,142 million at end-2007, representing a rise of €1,480 million. This increase arose mainly from the $3 billion (€2.156 billion) of loans granted to AXA Financial to support its subsidiaries’
solvency ratio, partly offset by the repayment of €618 million of loans granted to entities.

Other financial assets, net of provisions, fell by €418 million, of which a €240 million decrease due to the sale of AXA treasury shares and a €121 million decrease linked to the new classifcation under Marketable Securities of treasury shares held to foster regular trading of AXA’s securities as well as the funds entrusted with the investment services provider in charge of the liquidity program.

Loans increased by €725 million, including €719 million related to a $1 billion credit facility granted to shareholders in RESO
Garantia and guaranteed by these shareholders’ interests in RESO Garantia.

Tax receivables represented surplus corporate income tax payments made on account, and totaled €609 million.

Miscellaneous receivables totaled €424 million, including €244 million of tax receivable from entities part of the AXA tax consolidation Group and financial income receivables.

Marketable securities fell by €315 million due to the sale of all mutual fund units managed by the Group and purchased in
2007 by the Company, partly offset by the reclassifcation of treasury shares mentioned above.

Cash and cash equivalents amounted to €4,126 million, up €1,584 million as a result of a liquidity risk management adapted to prevailing market conditions and to margin calls from banks relating to collateral agreements.

Cash instruments totaled €760 million, including €564 million of option premiums paid by the Group as part of option-based hedges on equity markets, and €77 million relating to the remainder of the premium paid in 2007, amortized over 10 years, for call options to neutralize the dilutive impact of the 2017 convertible bonds. Cash instruments also included €93 million of premiums paid to buy currency options, aimed at protecting the 2009 foreign currency earnings of the main subsidiaries.

Unrealized foreign exchange losses totaled €461 million, up €411 million due to the impact on debts of the yen and the
American Dollar rallies against the euro. This item refected unrealized losses on receivables and debts denominated in foreign currencies arising from their revaluation at the balance sheet closing exchange rate. Any hedge arranged through off-balance sheet derivatives and resulting in unrealized gains at year-end was not taken into account, in line with accounting principles in force.

LIABILITIES

Shareholders’ equity, before 2008 net income and after the payment of dividends relating to the prior year, totaled €28,610 million.
This represented an increase of €538 million, mainly driven by the €460 million capital increase reserved for employees and a
€63 million increase through the exercise of stock options.

Other shareholders’ equity, which includes deeply subordinated notes, amounted to €5,805 million compared to €6,323 million in 2007, representing a decrease of €518 million due to exchange rate fuctuation impact.

Provisions for contingent liabilities amounted to €4,104 million, and mainly consisted of €2,335 million of currency risk provisions, €751 million relating to an intra-Group equity swap, €609 million for redemption premiums on subordinated bonds and €321 million for the possible repayment of tax savings to subsidiaries belonging to the French tax consolidation Group.

Subordinated debt totaled €6,924 million, up from €6,891 million in 2007, due to exchange rate fuctuations.

Financial debts amounted to €17,981 million. This represented an increase of €9,405 million, including €2,353 million relating to issues of commercial paper, €1 billion relating to the RESO Garantia acquisition and €6 billion granted by Group entities as part of the Group’s cash pooling arrangements and initiatives to optimize intra-Group financing.

Debt relating to non-current assets totaled €168 million and included shares issued by entities but not yet fully paid, including
€75 million for AXA Life Europe and €54 million for AXA Italia.

Other payables amounted to €208 million, down €729 million due to the repayment of a €790 million of debt issued in relation to the purchase of Hispanowin shares.

Unrealized foreign exchange gains amounted to €1,612 million in 2008, up from €1,118 million at December 31, 2007. This item refected the positive effects derived from the revaluation of foreign currency denominated loans and liabilities at the balance sheet closing exchange rate. The increase in this item in 2008 arose from the positive impact of exchange rate movements on debts, mainly those denominated in British pound.

452 2008 ANNUAL REPORT

BALANCE SHEET

Assets

		December 31, 2008
(in Euro million)		Gross carrying value	Amortization and provisions	Net carrying value	Net carrying value as at December 31, 2007	Net carrying value as at December 31, 2006
FIXED ASSETS
INTANGIBLE ASSETS		322		322	322	322
TANGIBLE ASSETS
Land		–		–	–	–
Buildings and other fixed assets		1		1	1	2
FINANCIAL ASSETS
Investments in subsidiaries		52,387	819	51,568	47,733	46,756
Receivables from subsidiaries		4,629	7	4,622	3,142	3,046
Other financial assets		391	34	357	776	228
Loans		799	14	785	60	510
	I	58,529	874	57,655	52,034	50,864
CURRENT ASSETS
OPERATING RECEIVABLES
Tax receivables		609		609	40	3
Receivables and subsidiaries’ current accounts		427	3	424	335	333
Marketable securities		122		122	437	–
Cash instruments		760		760	105	60
Cash and cash equivalents		4,126		4,126	2,542	317
Prepaid expenses		5		5	8	8
	II	6,048	3	6,045	3,466	722
PREPAYMENTS AND ACCRUED INCOME
Deferred charges		246	203	43	55	57
Bond redemption premiums		3		3	4	4
Unrealized foreign exchange losses		461		461	50	60
TOTAL ASSETS		65,288	1,080	64,208	55,608	51,707

(in euro million)		As at december 31, 2008	As at december 31, 2007	As at december 31, 2006
SHAREHOLDERS’ EQUITY
CAPITAL
Ordinary shares		4,784	4,719	4,793
CAPITAL IN EXCESS OF NOMINAL VALUE
Issue premiums		16,377	15,910	17,030
Merger and contribution premiums		1,060	1,060	1,058
RESERVES
Legal reserve		479	479	433
Specific reserves for long term capital gains		2,016	2,016	2,016
Other reserves		3,866	3,866	3,866
Retained earnings		17	714	1,531
Tax driven provision		10	4
Net income for the financial year		(1,253)	1,765	1,433
	I	27,357	30,533	32,159
OTHER SHAREHOLDERS’ EQUITY
Perpetual subordinated notes		5,805	6,323	4,824
	II	5,805	6,323	4,824
PROVISIONS FOR CONTINGENT LIABILITIES	III	4,104	1,166	817
LIABILITIES
SUBORDINATED DEBT		6,924	6,891	7,976
FINANCIAL DEBTS		17,981	8,576	4,974
OPERATING PAYABLES
Tax payables				98
Social payables		1	1	1
OTHER PAYABLES
Debts on fixed assets		168	54	54
Other		208	937	114
Cash instruments		40		15
Deferred income		8	9	10
	IV	25,330	16,469	13,242
PREPAYMENTS AND ACCRUED EXPENSE
Unrealized foreign exchange gains		1,612	1,117	663
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		64,208	55,608	51,707

454 2008 ANNUAL REPORT

INCOME STATEMENT

(in Euro million)		2008	2007	2006
I. RESULT ON ORDINARY ACTIVITIES
FINANCIAL & OPERATING REVENUES
Dividends received from subsidiaries		2,674	2,178	1,581
Revenues on short-term investments		497	450	301
Releases and expense transfers
Other revenues		8	7	7
	I	3,179	2,635	1,889
OPERATING EXPENSES
External expenses and other expenses		(274)	(220)	(180)
Tax expenses		(1)	(2)	(1)
Payroll and compensation		(7)	(5)	(6)
Interest expense		(1,323)	(988)	(635)
Allowances for depreciation of buildings and deferred charges		(12)	(12)	(10)
Other expenses
	II	(1,618)	(1,228)	(832)
OPERATING PROFIT	(III = I + II)	1,561	1,407	1,057
CONTRIBUTION ON COMMON OPERATIONS	IV
FINANCIAL OPERATIONS ON SECURITIES
Net income on sale of short-term securities		(12)
INVESTMENT RESULT ON SECURITIES	V	(12)	–	–
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	(VI = III + IV + V)	1,549	1,407	1,057
II. RESULT ON CAPITAL OPERATIONS
Proceeds from the sale of fixed assets		138	1,916	115
Releases of provisions for contingent liabilities		46	2	2
Releases of equity securities provisions		20	24	66
Foreign exchange result		(1,990)	564	533
Net book value on the sale of fixed assets		(301)	(1,633)	(102)
Allowances to provisions for contingent liabilities		(709)	(287)	(104)
Allowances to equity shares provisions		(295)	(112)	(89)
Exceptional result		(545)	(155)
	VII	(3,636)	318	421
INCOME TAX BENEFIT / EXPENSE	VIII	835	40	(45)
III. NET INCOME FOR THE FINANCIAL YEAR	VI + VII +VIII	(1,253)	1,765	1,433

FINANCIAL RESULTS OVER THE PAST FIVE YEARS

(in Euro million)	Year ending December 31, 2004	Year ending December 31, 2005	Year ending December 31, 2006	Year ending December 31, 2007	Year ending December 31, 2008
1 – CLOSING BALANCE SHEET SUMMARY
a) Ordinary shares (nominal value)	4,370	4,286	4,793	4,719	4,784
b) Ordinary shares (numbers in million)	1,908	1,872	2,093	2,061	2,089
c) Bonds mandatorily convertible into ordinary shares (numbers in million)	16	16	16	7	7 (a)
2 – INCOME STATEMENT SUMMARY
a) Gross revenues before sales tax	1,349	1,788	1,882	2,628	3,171
b) Pre-tax income from continuing operations, before depreciation, amortization and releases	660	1,061	1,067	1,420	1,561
c) Income tax expense / benefit	30	623	(46)	40	835
d) Net after-tax income after depreciation, amortization and releases	519	1,137	1,433	1,765	(1,253)
e) Net dividend distribution	1,164	1,647	2,218	2,473	836
3 – PER SHARE DATA
a) After tax income, before depreciation, amortization and releases	0.33	0.65	0.75	1.08	0.90
b) After tax income, after depreciation, amortization and releases	0.27	0.61	0.68	0.86	(0.60)
c) Net dividend per share	0.61	0.88	1.06	1.2	0.40 (b)

(a) Since January 1, 2007, AXA’s 2017 bonds can still be converted, but any dilutive impact created by the issuance of new shares resulting from the conversion of the bonds is neutralized by the automatic exercice of call options on the AXA shares which have been put in place.

(b) Dividend of €0.40 per share proposed to the Shareholders’ Meeting of April 30, 2009, based on 2,089,158,169 outstanding ordinary shares at December 31,
2008.

456 2008 ANNUAL REPORT

APPENDICES

STATEMENT OF CASH FLOWS

(in Euro million)	Year ending December 31, 2008	Year ending December 31, 2007	Year ending December 31, 2006
CASH INFLOWS
Profit on ordinary activities before tax	1,549	1,407	1,057
Result on capital operations before tax	(3,636)	318	421
Income tax expense/benefit	835	40	(46)
Changes in reserves and amortization	3,241	462	(288)
Cash fow for the year	1,989	2,227	1,144
Increases in shareholders’ equity	532	703	4,605
New borrowings	10,753	4,959	7,074
Sale or decrease in fixed assets
• Tangible fixed assets	–	3	8
• Financial assets	4,203	4,622	1,934
TOTAL CASH INFLOWS	17,477	12,515	14,765
CASH OUTFLOWS
Dividends paid out during the year	2,462	2,203	1,635
Repayments of financial debts	1,621	1,025	835
Purchase of fixed assets • Tangible fixed assets
• Financial assets	11,006	4,450	12,447
Reduction of capital	–	1,899	305
TOTAL CASH OUTFLOWS	15,089	9,577	15,222
CHANGE IN WORKING CAPITAL	2,388	2,938	(457)
Short-term equivalents
Change in: • operating receivables	654	462	(307)
• operating payables	(103)	15	(79)
• cash and cash equivalents	1,836	2,461	(71)
TOTAL	2,388	2,938	(457)

SUBSIDIARIES AND PARTICIPATING INTERESTS

(in euro million)	Share capital 1	Other shareholders’ equity 2	Percentage of capital held 3	Gross Book Value of securities held 4
A. DETAILED INFORMATION CONCERNING SUBSIDIARIES AND INVESTMENTS ACCOUNTING FOR IN EXCESS OF 1% OF AXA’S SHAREHOLDERS’ EQUITY
1) Subsidiaries (at least 50%-owned)
CIE FINANCIÈRE DE PARIS 137, rue Victor Hugo – 92687 LEVALLOIS PERRET	9	123	99.99%	184
AXA GENERAL INSURANCE HONG KONG 30th Floor, PCCW Tower, Taikoo Place, 979 King’s Road Quarry Bay, HONG KONG	15	27	99.99%	65
AXA REINSURANCE IRELAND Wolfe Tone House – Wolfe Tone Street – DUBLIN – Irlande	32	74	100.00%	107
AXA ASSISTANCE 6, rue André Gide – 92320 CHATILLON – 92130 ISSY LES MOULINEAUX	42	14	99.99%	48
AXA Canada (b) 2020 rue University – MONTREAL – QUEBEC H 3A 2A5	220	360	100.00%	104
AXA LIFE EUROPE Wolfe Tone House – Wolfe Tone Street – DUBLIN	100	537	100.00%	637
AXA EQUITY AND LAW PLC 5 Old Broad Street LONDON EC2N 1AD	1	1,105	99.96%	1,133
AXA OYAK HOLDING AS Meclisi Mebusan cad n° 15 – Salipazari 80040 – ISTANBUL	132	(17)	50.00%	81
AXA PARTICIPATION 2 23, avenue Matignon – 75008 PARIS	3	497	100.00%	455
AXA France ASSURANCE 26, rue Drouot – 75009 PARIS	378	4,270	100.00%	3,415
AXA JAPAN HOLDING COMPANY LIMITED NBF Platinium Tower 1-17-3 Shirokane – Minato-ku 108 – 8020 TOKYO	1,646	2,088	78.01%	3,206
VINCI B.V. Graadt van Roggenweg 500 – Postbus 30800 3503 AP UTRECHT – PAYS BAS	1,439	2,616	100.00%	4,285
AXA GLOBAL RISKS 140, Frenchurch Street EC3M 6BL LONDON	21	28	100.00%	109
LOR PATRIMOINE 23, Avenue Matignon – 75008 PARIS	53	3	99.99%	53
COLISEE RE (ex. AXA RE) 39 rue du Colisée – 75008 PARIS	319	213	99.99%	843
AXA UK PLC (b) 5 Old Broad Street LONDON EC2N 1AD	1,291	3,298	65.64%	4,556
AXA MEDITERRANEAN HOLDING Calle monseñor Palmer numéro 1 – PALMA DE MALLORCA	106	1,633	100.00%	2,449
OUDINOT PARTICIPATIONS 21, avenue Matignon – 75008 PARIS	9,150	3,657	100.00%	12,299
AXA ITALIA SPA 15, Via léopardi - 15 - 20123 MILAN	624	54	98.24%	715
AXA LIFE HONG KONG 151 Gloucester Road – Wan Chai – HONG KONG	6	1	100.00%	90
AXA HOLDING MAROC 120-122, avenue Hassan II – 21000 CASABLANCA	209	23	100.00%	229
AXA PORTUGAL COMPANHIA DE SEGUROS Praca Marquês de Pombal, 14 – LISBONNE 1050	37	39	83.01%	72
SAINT-GEORGES RE 9, avenue de Messine – 75009 PARIS	10	6	99.99%	82
AXA HOLDINGS BELGIUM 25 Boulevard du Souverain – 1170 BRUXELLES	453	1,665	100.00%	5,318

(a) For Insurance companies: gross written premiums.
For real estate companies: rental revenues.

For holding companies: dividends.

For financial services companies: gross banking revenues.

(b) Consolidated data.

458 2008 ANNUAL REPORT

APPENDICES

Net Book Value of securities held 5	Loans and cash advances given by the company still outstanding 6	Guarantees and commitments given by the company 7	Last closing revenues available (a) 8	Last closing result available 9	Dividends received 10	Closing date and other observations 11

60	10		6	19	22	Dec. 31, 2008
65			66	4	11	Dec. 31, 2008
107						Dec. 31, 2008
48			870	15		Dec. 31, 2008
104			1,100	61	64	Dec. 31, 2008
627		415	1	(10)		Dec. 31, 2008
1,133						Dec. 31, 2008
81			24	24	11	Dec. 31, 2008
455			18	16	24	Dec. 31, 2008
3,415			880	815	737	Dec. 31, 2008
3,206	32		4	(4)		Sept. 30, 2008
4,285	700		29	144		Dec. 31, 2008
60		12	1	9	10	Dec. 31, 2008
53			1			Dec. 31, 2008
515		83		(14)	243	Dec. 31, 2008
4,556	247	300	38	56		Dec. 31, 2008
2,449	55	9	175	90		Dec. 31, 2008
12,299						Dec. 31, 2008
715			64	57	52	Dec. 31, 2008
6						Dec. 31, 2008
229			23	18		Dec. 31, 2008
72			366	18	21	Dec. 31, 2008
33			1	11	13	Dec. 31, 2008
5,318			730	696	1,053	Dec. 31, 2008

(in Euro million)	Share capital 1	Other shareholders’ equity 2	Percentage of capital held 3	Gross Book Value of securities held 4
AXA TECHNOLOGY SERVICES Les collines de l’Arche – 76 route de la Demi lune – 92057 PARIS LA DEFENSE	25	1	99.78%	73
KYOBO AUTO ASSURANCE 395-70 Shindaebang-dong, Dongjak-gu SEOUL	73	5	92.36%	157
WINTERTHUR SWISS INSURANCE COMPANY General Guisan-str,40 CH-8401 – Winterthur	114	1,905	100.00%	5,171
AXA INVESTMENT MANAGERS Cœur Défense – Tour B – La Défense 4 – 100 Esplanade du Général de Gaulle 92932 Paris La Défense	53	639	73.67%	1,369
AXA CESSIONS 9, avenue de Messine – 75009 PARIS	85	25	99.99%	105
SOCIETE BEAUJON 21, avenue Matignon – 75008 PARIS	3	107	99.86%	77
2) Participating interests (10 to 50%-owned)
AXA KONZERN AG Colonia – Allée 10-20 51067 KOLN	80	1,186	34.63%	2,120
RESO GARANTIA Ul, Svetlanskaya, 250/1, Vladivostok,Primorsky Territory Far Eastern federal district, 690000 Russian Federation		268	28.23%	805
BAO MINH INSURANCE CORPORATION 26 Ton That Dam,Districk 1, Ho Chi Minh City – VIETNAM	31	47	16.60%	53
AXA ASIA PACIFIC HOLDING LIMITED (b) 447 Collins Street MELBOURNE Victoria 3000	362	1,170	44.10%	541
SUB-TOTAL A				51,006
B. GENERAL INFORMATION ABOUT OTHER UNITS AND PARTICIPATING INTERESTS
1) Subsidiaries not shown in section A
a) French subsidiaries (total) b) Foreign subsidiaries (total)				84 201
2) Participating interests not shown in section A
a) in French companies (total) b) in foreign companies (total)				35 50
TOTAL (A+B)				51,376

(a) For Insurance companies: gross written premiums.
For real estate companies: rental revenues.

For holding companies: dividends.

For financial services companies: gross banking revenues.

(b) Consolidated data.

460 2008 ANNUAL REPORT

Net Book Value of securities held 5	Loans and cash advances given by the company still outstanding 6	Guarantees and commitments given by the company 7	Last closing revenues available (a) 8	Last closing result available 9	Dividends received 10	Closing date and other observations 11
26		244	2	1	2	Dec. 31, 2008
157			326			Dec. 31, 2008
5,171		2,702	2,156	202	183	Dec. 31, 2008
1,369	174		73	151	94	Dec. 31, 2008
105		4	868	12	15	Dec. 31, 2008
77	127		11	1		Dec. 31, 2008

2,120			417	388		Dec. 31, 2008
805		150				Dec. 31, 2008
53			66	5		Dec. 31, 2007
541	783		244	3	100	Dec. 31, 2008
50,315	2,128	3,918	8,561	2,789	2,655

32 150	25 256	14			13

31 28	4				2 1
50,557	2,414	3,931	8,561	2,789	2,671

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2008

Net income for the year ended December 31, 2008 was a loss of €1,253 million compared to a profit of €1,765 million in the previous year. This loss was mainly due to a €2,181 million allowance for an exchange-rate risk provision, arising from the
Company’s policy of hedging net foreign currency investments in order to protect the Group’s consolidated shareholders’ equity against currency movements.

In the Company’s consolidated financial statements, hedge accounting is applied to net investments in subsidiaries, such that exchange rate movements have no impact on Group results. In the parent company financial statements, however, investments in subsidiaries are recorded in Euro at the historical cost, leading to unrealized exchange rate losses on debt being fully booked.

Foreign exchange exposure management continued in 2008, including implementation of additional hedging positions on
$1.5 billion, JPY437 billion and CHF3.25 billion.

The assets at December 31, 2008 were €64,208 million, compared with €55,608 million at December 31, 2007.

1. HIGHLIGHTS

The significant account movements are presented in the tables in these notes.

2. ACCOUNTING PRINCIPLES

2.1. General principles

The financial statements as at December 31, 2008 are prepared and presented in accordance with the provisions of the 1999
Chart of Accounts.

Since January 1, 2002, AXA SA has applied CRC regulation 2000-06 relating to liabilities. Application of this regulation has had no impact on the company’s financial statements.

Since January 1, 2005, AXA has applied regulations 2002-10 relating to depreciation and amortization of assets, as amended by
CRC regulation 03-07, and 2004-06 relating to the definition, recognition and measurement of assets. Application of this regulation has had no impact on the Company’s financial statements.

According to CRC regulation 2008-15, the treasury shares held to foster regular trading of AXA’s securities as well as the funds entrusted with the investment services provider in charge of the liquidity program are now recorded in “Marketable securities”.
At December 31, 2008, they amounted to €63 million and €57 million, respectively, compared to €60 million and €94 million, respectively, at the end of 2007. At December 31, 2007, these amounts were recorded in “other financial assets”.

The application of CRC regulation 2008-15 dated December 4, 2008 relating to the accounting treatment of stock options
(subscription and purchase) and performance shares/units (free shares granted to employees and subject to performance conditions) had no impact on the Company’s financial statements.

Find below a summary of options and performances shares granted in 2008 and 2007 to Management Board members paid by AXA SA.

Stocks options and performance shares plans are described in Part III Section 3.2 “Full disclosure on executive compensation and share ownership” of this Annual Report.

	Year 2008		Year 2007
(in Euro)	Value of options granted during the year	Value of performance shares granted during the year	Value of options granted during the year	Value of performance shares granted during the year
Henri de Castries	1,257,100	1,426,320	–	–
Claude Brunet	754,260	855,792	1,072,400	460,320
Denis Duverne	1,005,680	1,141,056	2,042,667	876,800
François Pierson	900,922	1,022,196	1,532,000	657,600

2.2. Presentation of the financial statements

Balance sheet

Intangible assets include concessions, patents and brands, as well as goodwill of mergers.

Tangible assets include investments in real estate, split between land and buildings, as well as fixtures and fittings.

462 2008 ANNUAL REPORT

Financial assets consist in (i) investments in and receivables from subsidiaries and affiliates and (ii) other financial assets and loans.

Securities are classifed using the following criteria:

•  Investments in subsidiaries and affiliates are securities representing at least 10% of the share capital of the issuing company plus those which AXA deems held for the long term.

•  other financial assets comprise securities representing less than 10% of the share capital and which are not investments in subsidiaries and affiliates.

Income

The income statement distinguishes between ordinary operations and capital operations.

•  ordinary operations include dividends, revenues from other investments, financial expenses, operating expenses and income from transactions in investments.

•  Capital operations include gains or losses on the disposal of investments in subsidiaries and affiliates and portfolio management investments, impairment charges and reversals in respect of these securities and related receivables, gains and losses arising from exchange rate movements, charges and reversals of provisions for risks and charges, and exceptional income and expense.

•  Disposals of investments in subsidiaries and affiliates are measured using the weighted average unit cost method.

To improve the transparency of the financial statements, (i) charges and releases of provisions for exchange rate risk are recognized in foreign exchange result, and (ii) charges and reversals of provisions for tax repayment risk are recognized in income tax benefit/expense.

2.3. Tangible assets

Tangible assets are recognized at acquisition cost or transfer value. Buildings are depreciated using the straight line method over fifty years, and fitting work is depreciated over five or ten years as appropriate.

2.4. Intangible assets

Intangible assets amounted to €322 million, and mainly included the AXA brand contributed by FINAXA as part of the merger in
2005 and valued at €307 million based on brand royalties billed to Group subsidiaries and to the Mutuelles AXA.

2.5. Financial assets

Financial assets are measured at acquisition cost or transfer cost. At the balance sheet date, the acquisition cost is compared with the fair value, and the lower of these two values is then recognized in the balance sheet.

The fair value of investments in subsidiaries and affliates is their going concern value for the firm. This may be determined as a function of either their share price or their shareholders’ equity, including unrealized gains, and prospects for the subsidiary.

This multi-criteria analysis refects the long-term nature of AXA’s ownership in these subsidiaries and excludes factors relating to short-term market volatility. Net book value is compared with the going concern value, which is the value of the assets and expected profits of existing and new business, taking into account the entity’s future prospects. The value of future profits is estimated on the basis of calculations of the european embedded value of the Life & Savings business published by the Group, or similar calculations for other activities.
For other investments, the fair value is the share price for listed securities and the likely trading value for unlisted securities.

2.6. Receivables

Receivables are measured at nominal value. An impairment provision is charged in the event of risk of non-recovery.

2.7. Marketable securities

At the balance sheet date, the acquisition cost is compared with the fair value, which corresponds to the exit value for SICAV and
FCP mutual funds and to the average share price over the last month before the balance sheet date for the other securities.

2.8. Prepayments and accrued income

Deferred charges correspond to debt issue costs, which are spread over the lifetime of the issue or for a maximum of 10 years when the debt has no predetermined maturity.

2.9. Subordinated bonds

AXA SA has issued two subordinated bonds:

•  2.5% bonds, maturity January 1, 2014: 9,185,581 bonds with a par value of €165 and a redemption value of €230.88 were in circulation at December 31, 2008. The redemption premium amounts to €606 million.

•  3.75% bonds, maturity January 1, 2017: 6,636,896 bonds with a par value of €165.50 and a redemption value of €269.16 were in circulation at December 31, 2008. The redemption premium amounts to €688 million.

These bonds have been recognized using the single transaction approach. The redemption premium, being the difference between the value at par and the redemption value of the bond issue, was not recognized as a liability at the time of the bond issue. Redemption premiums have been amortized since 2002 and will be until maturity of the issue, using the compound interest method. The yield to maturity used is the rate which enables future payment of the redemption premium, assuming the two bonds were issued on January 1, 2002, namely 2.84% for the 1999 issue and 3.29% for the 2000 issue. The charge for the year ending December 31, 2008 amounted to €95 million, and the existing provision at December 31, 2008 was €609 million. The unamortized balance of €685 million was recognized as an off-balance sheet commitment.

On January 11, 2007, the meetings of holders of AXA’s 2014 and 2017 convertible bonds were held to vote on an amendment of the final conversion dates of the bonds to January 26, 2007 in exchange for a cash payment in respect of the value of the conversion option.

The general Meetings of 2014 convertible bondholders accepted the amendment. As a result, holders who did not convert their bonds by January 26, 2007 received €16.23 per bond on January 31, 2007.

The general Meeting of 2017 bondholders did not approve the amendment. As a result, to fully neutralize the dilution impact of the
2017 convertible bonds, AXA bought call options on AXA shares with an automatic exercise mechanism from a bank counterparty for a total cash amount equivalent to the payment proposed to bondholders. This €96 million premium is to be amortized over the residual ten-year term of the bond. At December 31, 2008, the remaining amount to be amortized was €77 million.

2.10. Employee benefits

Employee benefit liability is reviewed to ensure it covers future retirement benefit obligations and post-retirement benefits.
Pursuant to this review and after benefits payment of €20 million in 2008, the employee benefit liability amounted to €3 million at December 31, 2008.

2.11. Unrealized foreign exchange gains/losses

Foreign currency receivables and liabilities are adjusted at the balance sheet date exchange rate. The matching item for this adjustment is a translation variance asset account when the difference is an unrealized loss, and a translation variance liability account when it is an unrealized gain. These items do not fow through the income statement but a provision for foreign exchange risk is made to recognize unrealized losses relating to the translation variance asset.

A translation variance asset relating to a debt which is hedged by the purchase of currency futures does not give rise to recognition of a provision. The same is true for loans which are hedged from origination through exchange rate swaps. If a loan or borrowing generates an unrealized translation loss, but is hedged, a provision for unhedged risk is registered.

2.12. Derivative products

•  Interest rate swaps: these transactions are recognized by applying the accrued interest method. A distinction is made in the income statement and balance sheet between income from the principal transaction, which is the subject of the swap, and the net income from the swap transaction. The nominal value of the swaps serving as bases for interest rate swaps is recognized off-balance sheet.

•  Derivative products qualifying as hedges against foreign exchange risk (exchange rate or currency swaps, currency futures)
are recognized off-balance sheet as a reciprocal liability and receivable commitment. For currency options, the premium paid on acquisition is recognized as an asset on the balance sheet in the ‘cash instruments’ account. when the option is exercised, the premium is recorded in the income statement. The same is true when the option is not exercised at term. For option sales, a provision for risks and charges is recognized to take into account the unrealized loss. Other derivative instruments are recognized off-balance sheet at their nominal value. Unrealized losses arising from the estimated market value of these financial instruments give rise to recognition of a provision for foreign exchange loss.

•  Equity derivative products: equity option rights paid or received are posted in a suspense account on payment or receipt of funds. At the balance sheet date, if the option has not been exercised, the rights received, representing possible income, are not recognized in the income statement. A provision is created against rights paid if it is likely, given market trends, that the option will not be exercised. When the option is exercised, this represents an addition to the acquisition price of the underlying instrument, and an addition to the sale price when the option is sold.

2.13. Other shareholders’ equity

Perpetual deeply subordinated notes are classifed as “other shareholders’ equity” when, like for ordinary shares, there is no contractual obligation to remit cash or any other financial assets.

Other shareholders’ equity included €5,805 million of perpetual deeply subordinated notes at December 31, 2008, versus
€6,323 million at December 31, 2007, representing a decrease of €518 million due to exchange rate fuctuation impact.

464 2008 ANNUAL REPORT

2.14. Provisions for contingent liabilities

The Company is the head of a tax consolidation regime Group. The tax consolidation regime provides that tax savings should be recognized directly in the Company’s financial statements. However, a provision for the return of tax savings is recognized when there is a high probability that the benefit will accrue to subsidiaries as a result of the prospect of future taxable income resulting from the Group’s strategic planning.

3. NOTES TO THE BALANCE SHEET (IN EURO MILLION)

3.0. Movements in intangible assets

This account includes the AXA brand, transferred by FINAXA at the time of the merger, and valued at €307 million. It also includes
€15 million of goodwill recognized following the complete transfer of assets and liabilities between Société de Gestion Civile
Immobilière (SGCI) and the Company.

3.1. Movements in financial assets (before provisions)

(in euro million)	Gross value at 31/12/2007	Acquisitions	Disposals	Gross value at 31/12/2008
Investments in subsidiaries	48,309	4,239 (a)	161 (b)	52,387
Receivables from subsidiaries	3,152	5,380 (c)	3,903 (c)	4,629
Other Financial assets	776	33	418 (d)	391
Loans	72	727 (e)	–	799
TOTAL	52,309	10,379	4,482	58,206

(a) Of which:

• €2,413 million for the acquisition of AXA Holdings Belgium shares and AXA Investment Managers shares from Group subsidiaries.

• €395 million of capital injection in AXA Life Europe.

• €805 million for the purchase of 36.7% stake into RESO Garantia, Russia’s second largest property and casualty insurer.

• €300 million capital injection into AXA Mediterranean Holding as part of the financing of the Seguros ING acquisition and the buy-out of the minority shareholders in the Turkish unit AXA Oyak.

(b) Of which €140 million capital decrease of Colisée RE (formerly AXA RE).

(c) The €1,477 million net increase arose mainly from the $3 billion (€2,156 million) of loans granted to AXA Financial to support its subsidiaries’ solvency ratio, partly offset by the repayment of €618 million of loans granted to entities.

(d) Of which €240 million due to the sale of AXA treasury shares and €154 million at January 01, 2008 linked to the new classifcation under Marketable
Securities of treasury shares held to foster regular trading of AXA’s securities as well as the funds entrusted with the investment services provider in charge of the liquidity program.

(e) Of which a $1 billion (€719 million) credit facility granted to shareholders in RESO Garantia and guaranteed by these shareholders’ interests in RESO
Garantia.

3.2. Movement in provisions for impairment of financial assets

(in euro million)	Provisions at December 31, 2007	Allowances	Releases	Provisions at December 31, 2008
Investments in subsidiaries	577	261	19	819
Receivables from subsidiaries	10	–	3	7
Other financial assets	–	34	–	34
Loans	12	3	1	14
TOTAL	599	298	23	874

3.3. Statement of receivables by maturity

(in euro million)	Gross value	Less than 1 year	1 to 5 years	More than 5 years
Receivables on affliates	4,629	1,135	1,097	2,397
Tax receivables	609	609	–	–
Loans	799	19	762	18
Miscellaneous receivables and currents accounts with subsidiaries	427	427	–	–
TOTAL	6,464	2,190	1,859	2,415

3.4. Miscellaneous receivables and subsidiaries’ current accounts

(in euro million)
Income receivable	5
Miscellaneous debtors	66
Accrued interest on swaps	113
Subsidiaries’ current accounts	243
TOTAL	427

3.5. Expenses payable over more than one period

(in euro million)	Gross value	Amount amortised at December 31, 2007	Charge for the period	Net value at December 31, 2008
Bond issue expenses	99	92	5	2
Other debt issue expenses	76	29	7	40
Investment acquisition expenses	71	71	–	–
TOTAL	246	192	12	42

Starting January 1, 2007, acquisition expenses on investments in affliates are capitalized (included in the purchase price) and are subject to amortization over five years.

3.6. Unrealized foreign exchange losses amounted to €461 million, up €411 million mainly due to impacts on debts of the yen and American Dollar rallies against the Euro. This item refects unrealized losses on receivables and debts denominated in foreign currencies arising from their revaluation at the balance sheet closing exchange rate. Any hedge arranged through off-
balance sheet derivatives and resulting in unrealized gains at year-end is not taken into account, in line with accounting principles in force.

3.7. Share capital

AXA’s share capital is represented by 2,089,158,169 shares with a par value of €2.29, giving a total value of €4,784,172,207 at
December 31, 2008.

3.8. Movement in shareholders’ equity

(in euro million except per share data in euro)	Year ending December 31, 2007	Year ending December 31, 2008
Net income	1,765	(1,253)
Per share	0,86	(0,60)
Movement in shareholders’ equity compared with opening balance	(1,626)	(3,177)
Per share	(0,79)	(1,52)
Proposed dividend (a)	2,473	836
Per share	1,20	0,40
(in euro million)
Equity at December 31, 2007		30,533
Capital increase for employees		460
Exercise of equity instruments		72
Dividends paid out		(2,461)
Net income for the period		(1,253)
Tax driven provision		6
Equity at December 31, 2008		27,357
(a) Proposed to Shareholders’ meeting of April 30, 2009.

466 2008 ANNUAL REPORT

APPENDICES

3.9. Other shareholders’ equity

Other shareholders’ equity amounted to €5,805 million, compared to €6,323 million at the end of 2007.

(in Euro million)	Value at December 31, 2007	Issues	Translation variance/ accrued interests	Value at December 31, 2008
Perpetual Deeply Subordinated Notes (nominal)	6,205	–	(505)	5,700
Accrued interests	118	–	(13)	105
TOTAL	6,323	–	(518)	5,805

3.10. Provisions for contingent liabilities

(in Euro million)	Value at beginning of period	Allowances for the period	Releases for the period (provisions used)	Releases for the period (provisions not used)	Value at end of period
Provisions for deferred taxes	255	95			350 (a)
Provision for foreign exchange losses	153	2,182			2,335
Other provisions for risks	243	618 (b)	31	20	811
Amortization of convertible bond redemption premiums	514	95			609
TOTAL	1,165	2,990	31	20	4,104

(a) The €350 million provision for deferred taxes includes a €322million provision for the risk of tax savings being paid back to consolidated subsidiaries.

(b) This charge includes a €591 million financial provision refecting the negative mark to market impact of an equity swap with another Group subsidiary to hedge an equity portfolio.

3.11. Subordinated debts (in Euro million)	Value at December 31, 2008	Less than one year	More than 5 years
Perpetual deeply subordinated debts	806	14	792
Subordinated perpetual EMTN	906	11	895
Subordinated bonds 2.5% 2014	1,554	38	1,516
Convertible Subordinated bonds 3.75% 2017	1,139	41	1,098
Redeemable Subordinated bond 6.75% 2020 (€)	1,083	3	1,080
Redeemable Subordinated bond 8.60% 2030 ($)	902	4	898
Redeemable Subordinated bond 7.125% 2020 (£)	342	1	341
Other Subordinated debt	192	2	190
TOTAL	6,924	114	6,810

Subordinated debts amounted to €6,924 million, compared to €6,891 million at the end of 2007, the increase of €33 million resulting from exchange rate fuctuations.

The perpetual subordinated notes are perpetual bonds. The Company has the option of deferring payment of the coupons under certain conditions. Nonetheless, the coupons must be paid when these conditions cease to be met or on redemption of the instruments. When payment is deferred for an extended period, the coupons remain payable by law. Similarly, in the absence of dividends being paid, unpaid coupons accumulated over the years will be recognized as payable upon liquidation, if any. These instruments are classifed as debt on the basis of this contractual obligation to pay the coupons.

3.12. Financing debt

(in Euro million)	Value at December 31, 2008	Less than 1 year	1 to 5 years	More than 5 years
Euro Medium Term Notes	1,737	–	37	1,700
Deposits for collateral contracts	643	643
Medium Term Negotiable Notes	15	15
Bonds	5,296	48	5,248
Loans granted by Group entities	4,331	1,155	2,817	359
Commercial paper and bank accounts in credit	4,828	4,828
Credit line for 5 years (“club deal” banking pool)	1,000		1,000
Accrued interests	131	131
TOTAL	17,981	6,820	9,102	2,059

3.13. Statement of operating payables

(in Euro million)	Value	Less than 1 year	1 to 5 years
Debts on fixed assets (a)	168	168	–
Other payables (b), including tax and social payables	209	209	–
Cash instruments	40	40	–
TOTAL	417	417	–

(a) Remaining capital to be called up, of which €75 million regarding AXA Life Europe and €54 million concerning AXA Italia.

(b) Of which €202 million of expenses payable.

3.14. Unrealized foreign exchange gains amounted to €1,612 million in 2008, compared to €1,118 million at December 31,
2007. This account refects the positive effects derived from the revaluation of foreign-currency denominated loans and liabilities at the balance sheet closing exchange rate. The increase in this item in 2008 arose from the positive impact of exchange rate movements on debts, mainly those denominated in British pound.

4. NOTES TO THE STATEMENT OF INCOME

4.1. Executive remuneration

•  Directors’ fees                                              €1,100 k

•  Other remuneration (net of recharging)             €5,400 k

The Company had 4 employees at the balance sheet date.

4.2 Income tax benefit amounted to €835 million, compared to €40 million in 2007. This item mainly consists of tax due by the companies that are part of the tax consolidation Group (€949 million). No standard rate tax charges were recorded due to the tax loss arising mainly from exchange-rate impacts. Allowances to provisions covering the risk of tax repayments to subsidiaries belonging to the French tax Group totaled €95 million.

(in euro million)	Income before tax	Tax benefit/expense*	Net income
Ordinary income	1,549	(a)	1,549
Income from capital operations	(3,636)	(b)	(3,636)
Income tax benefit		835	835
TOTAL	(2,088)	835	(1,253)

* A positive sign indicates tax benefit.

(a) Dividends received from investments in subsidiaries are under the fiscal “parent-subsidiary” regime and are tax-exempt.

(b) No tax benefit is recorded due to the Group tax loss.

468 2008 ANNUAL REPORT

5. OFF-BALANCE SHEET COMMITMENTS

5.1. Summary of off-balance sheet commitments

(in euro million)	Notional value (Commitments given)	Market value
Financial futures instruments
Foreign exchange Forward	3,183	99
Swaps
Interest rate swaps	59,912	(604)
Equity swap	1,920	(767)
Foreign Exchange swaps (short term)	12,049	21
Cross Currency swaps (long term)	23,904	(975)
Options
Caps	2,890	(3)
Foreign Exchange Options	4,084	52
Equity options	672	99
Indice options	22,758	2,387
Other commitments	Commitments given	Commitments received
Credit facilities (authorized but not drawn)	1,213	6,187
Internal Group guarantees and securities
Commitments to buy back shares and bonds from Group entities	779	–
Other commitments	9,291	2,012
Of which financial guarantees given to Group entities	4,545	1,294
Subordinated convertible bond redemption premium (see § 2.9 of this note)	685

5.2. Commitments in respect of shareholder pacts
Cross-Shareholding Agreements

AXA has entered into cross-shareholding agreements with BNP Paribas and Schneider which are described hereafter.

AGREEMENT WITH BNP PARIBAS

On December 15, 2005, and after authorization by the AXA Supervisory Board on June 29, 2005, the AXA Group and the
BNP Paribas Group entered into an agreement that replaces a prior agreement between them dated September 12, 2001.

The 2005 agreement maintains the provisions of the prior agreement concerning minimal and stable cross-shareholdings. Pursuant to the agreement, the AXA Group undertakes to hold at least 43,412,598 shares of BNP Paribas and the BNP Paribas Group undertakes to hold at least 61,587,465 shares of AXA. These amounts are subject to adjustment to refect the impact of certain capital transactions, including, but not limited to: capital increases, free allotments of stock, stock splits or similar transactions.
In addition, the agreement includes an option for each party to repurchase its shares in the event of a hostile change of control of the other party.

In force for a period of five years starting from December 16, 2005, this agreement is renewable automatically for an initial period of two years and for successive periods of one year thereafter, unless one of the two parties decides to terminate the agreement earlier, in which case the terminating party is required to give three months notice prior to the next renewal date.

The agreement was made public by the AMF (Autorité des Marchés Financiers) on December 21, 2005.

AGREEMENT WITH SCHNEIDER

On May 15, 2006, and after authorization by the AXA Supervisory Board on December 21, 2005, the AXA Group, the Mutuelles
AXA and the Schneider Group entered into an agreement that provides for the maintenance of minimal cross-shareholdings. Under the terms of this agreement, the AXA Group undertakes to hold at least 2,583,300 shares of Schneider stock and the Schneider
Group undertakes to hold at least 8,816,681 AXA ordinary shares. The number of shares held under this cross-shareholding agreement will be adjusted as needed to reflect the impact of certain capital transactions, including, but not limited to: capital increases, free allotments of stock, stock splits or similar transactions. In addition, the agreement includes an option for each party to repurchase its shares in the event of a hostile change of control of the other party.

In force for a period of one year from the date of signature, this agreement is renewable automatically for successive periods of one year thereafter, unless one of the parties decides to terminate beforehand, in which case the terminating party is required to give three months notice prior to the next renewal date.

The agreement was made public by the AMF (Autorité des marchés financiers) on May 31, 2006.

6. SENSITIVITY

By virtue of its business, AXA SA is mainly exposed to interest rate and exchange rate risks.

The table below shows an estimate of changes in the fair value of debt, loans and hedging instruments in the event of a 1% rise in the interest rate curve or a 10% depreciation of the euro.

Change in fair value
Sensitivity	Interest rates: +1%	Exchange rate:+10% *
Debts (a)	–2.6% (i)	2.3% (ii)
Loans (b)	0.4% (i)	–5% (ii)
Derivatives (c)	89.6% (i)	–912.4% (ii)

* 10% depreciation of the Euro.

(a) External debt (excluding intra-Group debt) before hedging.

(b) Loans are net of internal refinancing.

(c) Both eligible and ineligible derivatives under IFRS.

(i) A 1% rise in interest rates leads to a 2.6% decrease in the fair value of debt, a 0.4% increase in the fair value of loans, and a 89.6% rise in the fair value of derivatives.

(ii) A 10% depreciation of the Euro leads to a 2.3% increase in the fair value of debt, a 5% decrease in the fair value of loans and a 912.4% decrease in the fair value of derivatives.
The information on fair value presented above should be used with care:

• Since these estimates are based on the use of measurements such as interest rates and spreads at the balance sheet date; such measurements may fuctuate over time.

• And because there are a number of possible ways to perform these calculations.

The information used for calculating the fair value of financing debt is market prices at the end of the period, using (i) market rates for each currency, (ii) AXA’s average spread by maturity and for the main currencies, distinguishing between subordinated debt and senior debt, and (iii) options included in issue contracts, such as issuer redemption options.

This note does not omit any material commitment or any which might become material in the future.

7. OTHER INFORMATION

Affiliated companies (consolidated entities) (value net of provisions for impairment)

Investments	€51,348 million
Of which:
• AXA Konzern AG	€2,120 million
• AXA Italia SpA	€715 million
• AXA France Assurance	€3,415 million
• AXA UK Plc	€4,556 million
• AXA Holdings Belgium	€5,318 million
• Oudinot Participations	€12,299 million
• AXA Japan Holding Company Limited	€3,206 million
• Vinci BV	€4,285 million
• Colisée RE (ex. AXA RE )	€516 million
• AXA Equity & Law	€1,133 million
• AXA Mediterranean Holding	€2,449 million
• AXA Asia Pacifc Holding	€541 million
• AXA Insurance (formerly AXA Winterthur in Switzerland)	€5,171 million
• AXA Belgium	€610 million
• RESO Garantia	€805 million
• AXA Investment Managers	€1,369 million
• AXA Life Europe	€627 million
Receivables towards related companies	€5,078 million
Payables toward related companies	€10,099 million
Financial income and expense in respect of affliates
Financial expense	€296 million
Financial income	€2,884 million

470 2008 ANNUAL REPORT

PricewaterhouseCoopers Audit                                                                                                                                          Mazars

63, rue de Villiers                                                                                                                                        61, rue Henri Régnault

92208 Neuilly-sur-Seine Cedex                                                                                                                         92400 Courbevoie

Report of Statutory Auditors on the Company’s financial statements
(For the year ended December 31, 2008)

This is a free translation into English of the Statutory Auditors’ report issued in French and which is provided solely for the convenience of English readers. The Statutory Auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, which is presented below in the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters.
These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole, and not to provide separate assurance on individual account captions or information taken outside of the consolidated financial statements.

This report, together with the Statutory Auditors’ report addressing financial and accounting information in the Chairman’s report on internal control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by your General Meeting, we hereby submit our report for the year ended
December 31, 2008 on:

•  the audit of the financial statements of AXA, as attached to this report,

•  the justifications of our assessments,

•  the specific verifications and information required under French law.

The above mentioned financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements based on our audit.

I – Opinion on the Company’s financial statements

We conducted our audit in accordance with the professional standards applicable in France, which require that we plan and perform the audit in order to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that the elements and information we gathered constitute an adequate and appropriate basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company’s financial position and its assets and liabilities as at December 31, 2008 and of the results of operations for the year then ended, in accordance with accounting rules and principles applicable in France.

II – Justifications of our assessments

The financial crisis, which progressively developed into an economic crisis, impacts the businesses in various ways, in particular regarding their activities and financial stability. The high volatility on financial markets that are still active, the decrease of transactions on financial markets that are no longer active and the limited visibility are various factors that give rise to specific circumstances for the preparation of the financial statements this year, in particular with respect to the accounting estimates required by accounting principles. In this context, we have carried out our own assessments and we would like to bring to your attention the following matters, in accordance with the requirements of Article L.823-9 of the French Commercial Code:

•  Financial assets are recorded using the methods applying to each category and described in paragraph 2.5 of the notes to the financial statements.

We have assessed whether the impairment tests performed by the Company, depending on the invested assets situation and the volatility of financial markets, are appropriate and we also assessed the reasonableness of the resulting provisions.

Regarding investments, for which impairment is based on the value-in-use and the intent to hold, we have assessed the data used in order to determine the value-in-use of the main investments in the portfolio and obtained confirmation of the intent to hold.

•  In accordance with the policies described in paragraph 2.9 of the notes to the financial statements, liabilities are recorded at the year-end for redemption premiums on convertible bonds issued by the Company whenever the prevailing stock price is lower than the discounted redemption value of the underlying note. We have tested the reasonableness of the assumptions used for calculation, having regards the stock market volatility and the maturities of outstanding convertible bonds issued by the Company.

•  Derivatives used by your Company are assessed pursuant to the rules contained in paragraph 2.12 of the notes to the financial statements. we have checked that the implementation of a hedge accounting, as the case may be, was documented. In the other cases, we verified that adequate provisions for the unrealized losses were recorded, in particular, the provision for foreign exchange losses, that affects significantly the net income of the year, as indicated in the introduction to the notes to the financial statements of AXA SA.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of our opinion expressed in the first part of this report.

III – Specific verifications and information

In addition, we have carried out the specific verifications required by law, in accordance with the professional standards applicable in France.

We have no matter to report regarding:

•  the fairness of the Management Board’s Report and the documents addressed to the Shareholders concerning the Company’s financial situation and financial statements, and their consistency with the financial statements,

•  the fairness of the information provided in the Management Board’s Report on compensation and benefits paid to AXA executives, as well as commitments made to them when they started, changed or ceased to exercise their duties, or thereafter.

As required by law, we have verified that the information pertaining to equity and controlling interests of the Company, as well as pertaining to the identity of capital holders, has been duly disclosed in the aforementioned Management Board’s Report.

Neuilly-sur-Seine and Courbevoie, March 25, 2009

The Statutory Auditors

PricewaterhouseCoopers Audit                                                                     Mazars

Eric Dupont – Yves Nicolas                                            Patrick de Cambourg – Jean-Claude Pauly

472 2008 ANNUAL REPORT

APPENDICES

APPENDIX VI

Group Embedded Value

“Embedded Value” (EV) is a valuation methodology often used for long term insurance business. It attempts to measure the present value of cash available to shareholders now and in the future and accordingly is presented net of taxes and minority interests. “European Embedded Value” (EEV) is a refinement of this methodology based on Principles issued by the CFO Forum of European insurers, which AXA adopted during 2005. AXA publishes EEV only for its Life & Savings business.

The Group EV of AXA is the sum of the Life & Savings EEV and the other businesses IFRS shareholder’s equity. Other businesses include Property & Casualty, Asset Management, Banking, International Insurance, and holdings and other Companies segments.

It is noteworthy that for other-than-life businesses, the presentation is designed to align with the Group EV standard proposed by the Market Consistent Embedded Value (MCEV) Principles©, issued by the CFO Forum in June 2008. In prior years, AXA had published a Group EV using a different definition regarding the contribution of other-than-life businesses (differences arising mainly from the treatment of perpetual subordinated debts and other-than-life intangible assets). A comparison between both methodologies for 2007 fgures is provided below.

The Group EV is not an estimate of AXA’s “fair value”, regardless of how one might define “fair value”. It does not include the value of business to be sold in the future, nor does it include any value for future profits from existing business for other-than-life businesses.

The following table presents an analysis of movement of AXA’s Group EV during the year 2008:

(Euro million – Group share)	Life & Savings EEV	Other businesses IFRS shareholders equity	Group EV 07/08	Restated (a) Group EV 06/07	Published (b) Group EV 06/07
Opening Group EV	38,490	12,153	50,644	50,015	35,632
Modeling changes and opening adjustments	179	(235)	(57)	(49)	(73)
Adjusted Group EV	38,669	11,918	50,587	49,966	35,559
Operating return	3,487	2,747	6,234	6,806	6,806
Current year investment experience	(17,176)	(4,899)	(22,075)	(744)	(424)
Total Return	(13,689)	(2,152)	(15,841)	6,062	6,382
Dividends paid – received	(1,339)	(1,134)	(2,473)	(2,218)	(2,218)
Capital Flows	3,196	(2,858)	337	(35)	(565)
Exchange rate movements impact	361	(1,632)	(1,271)	(1,673)	(694)
Acquired / Disinvested business and others	11	(371)	(359)	(576)	(1,536)
Change in shares issued and treasury shares	–	156	156	(881)	(2,087)
Closing Group EV	27,209	3,927	31,136	50,644	34,840
Operating Return on Group EV	9%	23%	12%	14%	19%
Total Return on Group EV	–35%	–18%	-31%	12%	18%

(a) To align with CFO Forum guidance in respect of “Group EV” calculation published in June 2008 as part of the MCEV Principles

(b) 2007 published Group EV included €22,752 million of Value of Inforce (VIF) and €12,088 million of Tangible Net Asset Value (TNAV). With the same methodology, 2008 TNAV would have been €6,141 million.

Total operating return on Group EV was relatively stable at 12% compared to 14% in 2007 for the restated Group EV, despite a drop in the New Business Value (NBV) reflecting a decrease in volume combined with adverse financial market conditions impacting all regions.

Total return on Group EV was –31% in 2008 compared to 12% in 2007 for the restated Group ev. The main drivers of lower return were the sharp drop in the return on Life & Savings EEV and lower unrealized gains/losses in IFRS shareholders’ equity of other businesses, reflecting the adverse market conditions.

LIFE & SAVINGS EEV

Life & Savings EEV is the sum of two elements:

•  “Adjusted Net Asset value” (ANAV) which measures the current balance sheet wealth,

•  “Value of Inforce” (VIF) which measures the present value of future shareholder profits for the business currently in the portfolio, adjusted for the cost of holding capital that cannot be distributed while the business is in force.

The Life & Savings ANAV is derived by aggregating the local regulatory (statutory) balance sheets and reconciling with the Life &
Savings IFRS shareholders’ equity with the following main adjustments:

•  addition of unrealized capital gains/losses not included in shareholders’ equity,

•  elimination of the value of intangibles,

•  elimination of unrealized capital gains/losses included in the projection of future cash-fows (VIF),

•  adjustment for the differences between AXA’s consolidated accounting basis and local regulatory bases.

The table below shows the reconciliation of Life & Savings IFRS shareholders’ equity to Life & Savings ANAV:

(Euro million – Group share)	2008
Life & Savings IFRS shareholders’ equity	33,512
Net unrealized capital gains/losses not included in IFRS shareholders’ equity	1,846
Elimination of intangibles	(19,643)
Unrealized capital gains/losses projected in the VIF & other Stat-GAAP adjustments	(965)
Life & Savings Adjusted Net Asset Value (ANAV)	14,750

Life & Savings EEV is obtained by adding the Life & Savings VIF to the Life & Savings ANAV:

(Euro million – Group share)	2007	2008
ANAV	15,738	14,750
VIF	22,752	12,459
Life & Savings EEV	38,490	27,209

“Life & Savings New Business value” (NBV) measures the value of new business sold during the year. It includes the VIF on new business, as well as the upfront costs associated with acquiring new business (often called “strain”). Therefore NBV combines elements which increase VIF balances from one year to the next and elements which reduce the ANAV from one year to the next.
Life & Savings EEV does not include any value for future sales.

“Life & Savings Annualized Premium Equivalent” (APE) is a measure of the new business volume which includes 100% of sales of regular recurring premium business and 10% of sales of single premium business. The “APE Margin” is the ratio of NBV to
APE.

“Life & Savings Present Value of Expected Premium” (PVEP) is a measure of the new business volume which includes the present value of the future premiums expected to be received over time for business sold in the current year. The “PVEP Margin” is the ratio of NBV to PVEP.

(Euro million – Group share)	2007	2008	Change	Change on a comparable basis
Annual Premium Equivalent (APE)	7,694	6,789	–12%	–9%
Present Value of Expected Premiums (PVEP)	70,153	66,015	–6%	–2%
New Business Value (NBV)	1,772	985	–44%	–43%
NBV/APE	23.0%	14.5%	– 8.5 pts	– 8.4 pts
NBV/PVEP	2.5%	1.5%	– 1.0 pts	– 1.1 pts

Change on a comparable basis: at constant exchange rate, methodology and scope.

The Life & Savings VIF calculation by nature involves many assumptions about the future. For Life & Savings EEV, AXA has adopted a “market-consistent” approach to setting asset return assumptions. Each cash fow is discounted at an appropriate discount factor, so that starting with €1 of bond or of equity, projecting expected cash fows and discounting, will simply give €1 of value.
Mechanically, this can be described in a shortcut as assuming that, in the future, all assets will earn the risk-free rate (referred to as the “reference rate” in the Embedded Value methodology) defined by the current market. However, cash fows are projected not only in a single scenario, but rather a stochastic set of scenarios is created, with the set maintaining the market-consistent condition that €1 of any asset projected into the future gives a present value of €1. Future earnings available to shareholders are assessed across this range of stochastic scenarios, with the present value being the Life & Savings VIF. Our major assumptions include:

•  Actuarial assumptions refect best estimates based on recent experience.

•  No productivity gains in the future are assumed, while a 2.0% average infation rate was assumed in 2008 (2.2% in 2007).

474 2008 ANNUAL REPORT

APPENDICES

•  Expenses are adjusted for non-recurring expenses and one-time strategic spending.

•  Some benefit from future mortality improvement on Life business is included, while annuity business does have an allowance for the costs of longevity increasing in all markets.

•  Non-financial risks are provided for through the cost of holding capital consistent with the necessary amount to obtain a AA rating at each entity level.

•  A weighted average tax rate of 31.7% was assumed in 2008 (32.4% in 2007).

•  In 2008, a premium over the swap rate (100 bps in the US and 50 bps in other countries except Japan) is included in the reference rate, refecting the ability, in current market, for insurers with long term liabilities to earn risk-free returns in excess of swaps as a result of their investment in corporate bonds and the potential to purchase credit default swaps. In prior years, any such premium had been immaterial.

As described above, the Life & Savings VIF valuation under AXA’s market-consistent framework does not depend on assumed future asset returns, but rather on the reference rate described above. The Life & Savings VIF valuation depends on stochastic projections of multiple scenarios, rather than a single scenario. For comparison to traditional Embedded Values and other techniques, AXA performs a calculation that determines the “Implied Risk Discount Rate” (IDR) which would equate the cashfows from a single scenario with “real world” economic assumptions to the Life & Savings VIF. The following table summarizes the “real world” assumptions for 2007 and 2008 used in determining the IDRs:

FI Return		Equity Return		Cash Return		Real Estate Return
2007	2008	2007	2008	2007	2008	2007	2008
5.58%	5.53%	8.05%	7.91%	4.09%	3.73%	7.34%	6.43%

Separate IDRs are calculated for the total inforce portfolio at the end of the year and the new business sold during the year:

VIF IDR		NB IDR
2007	2008	2007	2008
7.61%	10.22%	6.05%	5.60%

In addition to providing a comparison basis to other valuation techniques, the VIF IDR for 2007 also provides an element of the movement analysis between 2007 and 2008.

The following table presents a detailed analysis of the movement of the Life & Savings EEV between 2007 and 2008:

(Euro million – Group share)	Life EEV 2007/2008
Opening Life & Savings EEV	38,490
Modeling changes and opening adjustments	179
Adjusted opening Life & Savings EEV	38,669
Operating performance from existing business:	2,502
Expected existing business contribution	2,748
Operational experience changes	303
Operational assumption changes	(549)
New Business Value	985
Operating Return on Life & Savings EEV	3,487
Current year investment experience	(17,176)
Change in investment assumptions
Total Return on Life & Savings EEV	(13,689)
Exchange rate movements impact	361
Life EEV of acquired business and others	11
Capital fows	1,857
Closing Life & Savings EEV @ 12/31/2008	27,209

Operating performance from existing business considers the movements in EEV relating to the business inforce at the beginning of the year, excluding the investment impacts that are shown below. The total operating performance of €2,502 million is analyzed in several components:

•  Expected existing business contribution of €2,748 million is the expected contribution from existing business assuming assets earned the rates in the illustrative investment scenarios used to calculate IDR for the prior year.

•  Operational experience changes of €303 million is the impact of actual versus expected experience for items like mortality, expenses, lapse rates, etc.

•  Operational assumptions changes of €–549 million is the impact on VIF of changes in future assumptions for items like mortality, expenses, lapse rates, etc.

2008 New Business Value of €985 million refects the strain (first year loss) and VIF impacts described above.

Operating Return on Life & Savings EEV of E3,487 million is the sum of the New Business Value and the operating performance from existing business. It represents 9% of the adjusted opening Life & Savings EEV.

Current year investment experience of €–17,176 million includes (i) the variance in experience during 2008 from the one expected in the illustrative real world investment scenario at the end of 2007, and (ii) the change in value created by refecting year-end 2008 yield curves and investment conditions in the EEV rather than those of year-end 2007.

Change in investment assumptions is zero. This line would refect changes to investment assumptions such as volatilities and correlations between asset classes, which are not directly driven by investment market data observed at year-end. In 2008, no such changes were made.

Total Return on Life & Savings EEV (before currency effects and capital fows) of €–13,689 million combines the operating
Return with the Investment impacts. It represents –35% of the adjusted opening Life & Savings EEV.

Capital fows of €1,857 million refect net transfers into the Life & Savings segment in 2008 including dividends paid, received and capital injections.

Exchange rate movements impact of €361 million refects the evolution of foreign currencies versus the euro, not taking into account the mitigating impact of the currency hedging program implemented by AXA SA.

Life & Savings EEV of acquired/disinvested business and others of €–11 million refects the part of EEV for the new acquisitions within the Life & Savings segment in 2008, offset this year by an exceptional adjustment in Japan.

Closing Life & Savings EEV of €27,209 million is the total value at the end of the year, representing the prior year balance plus opening adjustments, plus Total Return, plus capital fows, plus EEV of acquired/disinvested business and the exchange rate impact.

LIFE & SAVINGS EUROPEAN EMBEDDED VALUE SENSITIVITIES

The sensitivities of 2008 Life & Savings EEV and NBV to changes in major assumptions were as follows:

LIFE & SAVINGS SENSITIVITIES

(Euro million – Group share)	EEV 2008	NBV 2008 (a)
Upward parallel shift of 100 basis points in reference interest rates	1,293	119
Downward parallel shift of 100 basis points in reference interest rates	(2,639)	(279)
10% higher value of equity markets at start of projection	1,085	97
10% lower value of equity markets at start of projection	(1,047)	(113)
10% higher value of real estate at start of projection	522	17
10% lower value of real estate at start of projection	(538)	(22)
Overall 10% decrease in the lapse rates	777	88
Overall and permanent decrease of 10% in expenses	1,355	97
5% lower mortality rate for annuity business	(326)	(18)
5% lower mortality rate for life business	626	58
Upward shift of 25% of the volatility on equity markets	(1,153)	(197)
Upward shift of 25% of the volatility on bonds	(815)	(72)
50 basis points higher in credit spread	(1,272)	(37)
50 basis points lower in credit spread	1,166	22

(a) The NBV sensitivities shown in this template assumed a shock “after sale”. It indicates how the new business written in 2008 would have been affected by an economic shock after sale but prior to year-end.

476 2008 ANNUAL REPORT

APPENDICES

TOWERS PERRIN’S OPINION

An independent actuarial consultancy firm, Towers Perrin was hired by AXA to perform a review on the Life & Savings EEV, and issued the following statement of opinion:

“Tillinghast, the insurance consulting business of Towers Perrin, has reviewed the methodology and assumptions used in the
Life & Savings European Embedded Value (EEV) at December 31, 2008, and the 2008 Life & Savings New Business Value
(NBV) for the principal life operations of the AXA Group. Our review included the analysis of movement in embedded value from
December 31, 2007, and the sensitivities.

Towers Perrin has concluded that the methodology and assumptions comply with the EEV Principles. In particular:

•  The methodology makes allowance for the aggregate risks in the covered business through AXA’s market consistent methodology as described in the EV Report (available on www.axa.com). The methodology uses reference rates in excess of swap rates to allow, on a uniform basis within major territories, for the current dislocated market conditions and includes a stochastic allowance for the cost of financial options and guarantees. It should be noted that in calibrating the stochastic scenarios, asset volatilities are based on market data averaged over a one year period;

•  The operating assumptions have been set with appropriate regard to past, current and expected future experience;

•  The economic assumptions used are internally consistent and consistent with observable market data; and

•  For participating business, the assumed bonus rates, and the allocation of profit between policyholders and shareholders, are consistent with the projection assumptions, established company practice and local market practice.

The methodology and assumptions used also comply with the EEV guidance (noting the disclosed exception concerning the treatment of affiliated investment management companies, where the value of their profits for managing assets for the Life &
Savings segment are not included in the Life & Savings EEV).

Towers Perrin has also performed limited high-level checks on the results of the calculations and has confirmed that any issues discovered do not have a material impact, at the Group level, on the disclosed embedded value, new business value, analysis of movement, and sensitivities. Towers Perrin has not, however, performed detailed checks on the models and processes involved.

In arriving at these conclusions, Towers Perrin relied on data and information provided by AXA. This opinion is made solely to
AXA in accordance with the terms of Towers Perrin’s engagement letter. To the fullest extent permitted by applicable law, Towers
Perrin does not accept or assume any responsibility, duty of care or liability to anyone other than AXA for or in connection with its review work, the opinions it has formed, or for any statement set forth in this opinion.”

APPENDIX VII

Shareholders’ Meeting – April 30, 2009

AGENDA

ORDINARY RESOLUTIONS

First resolution

Approval of the Company’s financial statements for 2008 – parent only

Second resolution

Approval of the consolidated financial statements for 2008

Third resolution

earnings appropriation and declaration of a dividend of €0.40 per share

Fourth resolution

Approval of the Statutory Auditors’ Special Report on regulated agreements

Fifth resolution

Re-appointment of Mr. Jacques de Chateauvieux to the Supervisory Board

Sixth resolution

Re-appointment of Mr. Anthony Hamilton to the Supervisory Board

Seventh resolution

Re-appointment of Mr. Michel Pébereau to the Supervisory Board

Eighth resolution

Re-appointment of Mrs. Dominique Reiniche to the Supervisory Board

Ninth resolution

Appointment of Mr. Ramon de Oliveira to serve as a member of the Supervisory Board

Tenth resolution

Authorization granted to the Management Board to purchase shares of the Company

EXTRAORDINARY RESOLUTIONS

Eleventh resolution

Delegation of authority to the Management Board in order to increase the share capital by means of capitalization of reserves, earnings or premiums

478 2008 ANNUAL REPORT

APPENDICES

Twelfth resolution

Delegation of authority to the Management Board in order to increase the share capital of the Company by issuing ordinary shares or securities giving a claim to ordinary shares of the Company or one of its subsidiaries, with preferential subscription rights of shareholders

Thirteenth resolution

Delegation of authority to the Management Board in order to increase the share capital by issuing ordinary shares or securities giving a claim to ordinary shares of the Company or one of its subsidiaries, without preferential subscription rights of shareholders

Fourteenth resolution

Authorization granted to the Management Board, in the event of an issue of shares or securities without preferential subscription rights, to set the issue price under the conditions defined by the Shareholders and up to a maximum of 10% of the share capital

Fifteenth resolution

Authorization granted to the Management Board to increase the amount of the initial issue of shares or securities, with or without preferential subscription rights, decided respectively by virtue of the twelfth to fourteenth and sixteenth to eigthteenth resolutions

Sixteenth resolution

Delegation of authority to the Management Board in order to increase the share capital by issuing ordinary shares or securities giving a claim to the Company’s ordinary shares, in the event of a public exchange offer initiated by the Company

Seventeenth resolution

Delegation of authority to the Management Board in order to increase the share capital by issuing ordinary shares or securities giving a claim to ordinary shares in return for contributions in kind up to a maximum of 10% of the share capital, outside the event of a public exchange offer initiated by the Company

Eigthteenth resolution

Delegation of authority to the Management Board in order to issue ordinary shares as a result of an issue, by subsidiaries of the
Company, of securities giving a claim to the Company’s ordinary shares

Ninteenth resolution

Delegation of authority to the Management Board in order to issue securities that entitle to an allotment of debt instruments, without increase of the Company’s share capital

Twentieth resolution

Authorization granted to the Management Board in order to increase the share capital by issuing ordinary shares or securities giving a claim to the Company’s ordinary shares, reserved for employees enrolled in the employer-sponsored Company savings plan

Twenty-first resolution

Authorization granted to the Management Board to increase the share capital of the Company by issuing ordinary shares, without preferential subscription rights, in favor of a category of benefciaries

Twenty-second resolution

Authorization granted to the Management Board to reduce the share capital through the cancellation of ordinary shares

Twenty-third resolution

Delegation of authority to the Management Board in order to increase the share capital of the Company by issuing preferred shares, with suppression of the ordinary shareholders’ preferential subscription rights in favor of AXA Assurances IARD Mutuelle and AXA Assurances vie Mutuelle

Twenty-fourth resolution

Delegation of authority to the Management Board in order to increase the share capital of the Company by issuing preferred shares, with preferential subscription rights of ordinary shareholders

Twenty-fifth resolution

Delegation of authority to the Management Board in order to increase the share capital of the Company by issuing preferred shares, without preferential subscription rights of ordinary shareholders

Twenty-sixth resolution

Amendments of the Bylaws to include preferred shares

Twenty-seventh resolution

Authorization to comply with all formal requirements in connection with this Meeting

480 2008 ANNUAL REPORT

APPENDICES

REPORTS OF AXA’S MANAGEMENT BOARD

REPORT OF AXA’S MANAGEMENT BOARD ON THE PROPOSED RESOLUTIONS

To the Shareholders of AXA:

we have called you to this ordinary and extraordinary general Meeting with the intention of submitting to your approval a number of resolutions pertaining to:

•  Approval of the parent Company and consolidated financial statements of AXA for the year ended December 31, 2008, determination of the dividend, and approval of the Statutory Auditors’ Special Report on regulated agreements (I);

•  Appointment and re-appointment of members to the Supervisory Board (II);

•  Renewal of the authorizations granted to the Management Board relative to the share repurchase program and the cancellation of shares (III);

•  Renewal of the delegations of authority granted to the Management Board in order to increase the share capital (IV);

•  Renewal of the delegation of authority granted to the Management Board in order to issue securities without a claim to the share capital (V);

•  Renewal of the delegations of authority granted to the Management Board in order to issue ordinary shares or other types of securities with a claim to ordinary shares of the Company through the Company savings plans (VI);

•  granting delegations of authority to the Management Board so as to increase the share capital by issues of preferred shares (VII).

I – Approval of annual financial statements

Ordinary resolutions 1 to 4

The first items on the agenda pertain to the approval of AXA’s parent Company (1st resolution) and consolidated (2nd resolution)
financial statements. AXA’s parent Company financial statements for the year ended December 31, 2008 show a loss of
€1,253 million, compared to a profit of €1,765 million for the preceding fiscal year. The consolidated financial statements for fiscal year 2008 show a net income Group share of €923 million, compared with €5,666 million for the preceding fiscal year.
For more information on AXA’s financial statements for 2008 and on the business of the Company during the 2008 and since the beginning of 2009, please refer to the Management Board Report that is included in the 2008 Annual Report (Document de
Référence) filed with the AMF (Autorité des Marchés Financiers) and which is made available in accordance with applicable laws and regulations, in particular on AXA’s website (www.axa.com).

The purpose of the 3rd resolution is to resolve the appropriation of earnings for the fiscal year 2008 that reveals losses amounting to €1,253 million. Accordingly, the Management Board of your Company recommends to balance these losses by charging the sum of €17,248,117 on the benefciary retained amounts and the sum of €1,235,518,823 on the reserve for contingencies (réserve pour éventualités diverses).

The Management Board has further decided to recommend the payment of a dividend of €0.40 per share this year, representing a global distribution of €835,663,267.60, that is a decrease of 66% compared to the previous fiscal year. This dividend will be charged on the reserve for contingencies which is at the free disposal of your Meeting.

This dividend would be paid out on May 12, 2009 and the ex-dividend date would be on May 7, 2009. In accordance with the
AXA Bylaws, this proposal for appropriation of earnings and the date for the dividend payout were approved by the Supervisory
Board of your Company at its meeting on February 18, 2009.

The proposed dividend entitles eligible recipients to the 40% tax relief set forth in paragraph 2° of Article 158.3 of the French general Tax Code (Code Général des Impôts). It applies to all natural persons deemed to be French resident for tax purposes, and it amounts to €0.16 per share. As a reminder, Article 117 quater of the French general Tax Code, as it results from the 2008
Finance Act (loi de finances pour 2008), provides that natural persons who are deemed to be French resident for tax purposes, and whose income is eligible for the 40% tax relief may, barring certain exceptions, opt to have an 18% fat deduction at source, calculated on the basis of the gross amount of income received.

exercising the option for a fat deduction at source is binding and has to be renewed at each payment. however, this option leads the loss of the 40% tax relief mentioned hereinbefore, of the lump-sum abatement of €1,525 or €3,050, depending on the marital status and the tax credit upper limit resulting from other distributions received by the natural person in the course of the same calendar year.

The fat deduction at source, which is completed immediately, is paid by the institution responsible for payment within the first two weeks following the date of the dividend payout. The welfare taxes (CSg, CRDS and welfare deduction) due by the persons who are deemed to be French residents for tax purposes are, in any case, paid at the date of the dividend payout.

Pursuant to the relevant provisions of Article 243 bis of the French general Tax Code, the table below summarizes dividend payout information, with and without the 40% tax relief, in the previous three fiscal years.

	Fiscal year 2005	Fiscal year 2006	Fiscal year 2007
Dividend per share	€0.88	€1.06	€1.20
Dividend with tax relief	€0.88	€1.06	€1.20
Dividend without tax relief	–	–	–

In the 4th resolution, you are being asked to approve the special report of the Statutory Auditors on the so-called “regulated agreements”. It is specifed under this resolution that no new regulated agreements were entered into during the fiscal year 2008.
Two regulated agreements which were authorized in years prior to 2008 remained in force in 2008: (i) the shareholders agreement with the BNP Paribas Group and (ii) the shareholders agreement with the Schneider Group.

on December 15, 2005 the AXA Group and the BNP Paribas Group entered into an agreement concerning minimal and stable cross-shareholdings. The parties have agreed to a reciprocal repurchase option in the event of a hostile takeover attempt, by a third party, over the share capital of either AXA or BNP Paribas. In these circumstances, and pursuant to the agreement, the
AXA Group would be entitled to repurchase, partly or entirely, the outstanding shareholding of BNP Paribas in AXA on the date it exercises its repurchase option. Reciprocally, the BNP Paribas Group will enjoy the same repurchase option over the outstanding shareholding of AXA in BNP Paribas.

on May 15, 2006 the AXA Group and the Schneider Group entered into an agreement concerning minimal cross-shareholdings.
The parties have agreed to a reciprocal repurchase option in the event of a hostile takeover attempt, by a third party, over the share capital of either AXA or Schneider. In these circumstances, and pursuant to the agreement, the AXA Group would be entitled to repurchase, partly or entirely, the outstanding shareholding of Schneider in AXA on the date it exercises its repurchase option. Reciprocally, the Schneider Group will enjoy the same repurchase option over the outstanding shareholding of AXA in
Schneider.

II – Appointment and re-appointments of members to the Supervisory Board

Ordinary resolutions 5 to 9

you are being proposed to re-appoint Mrs. Dominique Reiniche and Messrs. Jacques de Chateauvieux, Anthony Hamilton and
Michel Pébereau, whose terms of office expire at the end of this general Meeting, as members of the Supervisory Board for a four-year term, pursuant to Article 10 of the Company’s Bylaws. If re-appointed, their term of office would expire at the end of the general Meeting of Shareholders called in 2013 to approve the financial statements of the preceding fiscal year. Short biographies of Mrs. Dominique Reiniche and of Messrs. Jacques de Chateauvieux, Anthony Hamilton and Michel Pébereau, appear in the exhibits to this report.

The term of office of Mr. Henri Lachmann as a member of the Supervisory Board, is set to expire at the close of this Meeting.
Accordingly, you are asked to appoint Mr. Ramon de Oliveira for a term of four years to replace Mr. Lachmann, pursuant to
Article 10 of the Bylaws of your Company. If appointed, Mr. de Oliveira’s term of office would therefore expire at the close of the
Shareholders’ Meeting in 2013 to approve the Company’s financial statements for the fiscal year ending on December 31, 2012.
The Supervisory Board, on the recommendation of its Selection, ethics, governance and human Resources Committee, has rendered a favorable opinion on the appointment of Mr. Ramon de Oliveira, managing partner of the consulting firm Logan Pass
Partners, to serve as a member of AXA’s Supervisory Board. The Supervisory Board and its Selection Committee considered
Mr. de Oliveira’s signifcant knowledge of the financial and insurance sectors acquired, in particular, during his 25-year career at
JP Morgan (in Paris, New york and London) and through his directorships (director of The hartford Insurance Company since
2005) together with his very international profle. The Supervisory Board has assessed the independence of Mr. Ramon de Oliveira on the basis of both the recommendations contained in the AFEP / MEDEF Code of corporate governance dated December 2008 and the Sarbanes-Oxley Act and came to the conclusion that Mr. de Oliveira qualifed as independent in accordance with these criteria. A brief biography of Mr. de Oliveira appears in the exhibits to this report.

III – Authorization enabling the Company to buy shares of its own stock and, as the case may be, to cancel these shares

Ordinary resolution 10 and extraordinary resolution 22

The Management Board requests that Shareholders once again authorize it to purchase up to 10% of the Company’s outstanding share capital, or 5% of the total number of shares comprising the share capital at any given time in the case of shares acquired by the Company for the purpose of holding them for subsequent payment or tender in a merger, spin-off or contribution. It is specifed that the preferred shares that may be issued by the Company pursuant to the 23rd to 25th resolutions are excluded from this authorization to the extent that the terms and conditions of their repurchase are set forth is specifc provisions of the
Bylaws.

These shares may be acquired for the purpose of: a) optimizing the liquidity of AXA securities, notably to foster regular and liquid trading in the securities through a liquidity contract that complies with the Association française des marchés financiers (AMAFI)
Code of conduct approved by the AMF, b) (i) hedging stock options offered to some or all employees or eligible corporate officers of the Company and/or affliated entities or economic interest groups as defined in Article L.225-180 of the French Commercial

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Code, (ii) granting free shares to some or all eligible corporate officers, employees, former employees and general insurance agents enrolled in a company savings plan sponsored by the Company or the AXA Group, (iii) granting free shares to some or all employees or eligible corporate officers of the Company or the AXA Group pursuant to the provisions of Articles L.225-197-1 et seq. of the French Commercial Code, or, (iv) assigning shares to some or all employees, former employees, eligible corporate officers and general insurance agents of the Company or the AXA Group in connection with the implementation of a employee savings plan pursuant to the applicable laws and regulations, or any other employee savings plan, c) holding shares for the purpose of subsequent payment or in exchange in the event of potential external growth acquisitions, in compliance with market practice accepted by the AMF, d) delivering shares upon exercise of rights attached to securities representing debt instruments giving a claim on the Company’s share capital, e) canceling some or all of these shares, provided that the Management Board is duly authorized by the Shareholders, in an extraordinary resolution, to reduce the capital through the cancellation of the shares acquired pursuant to a share repurchase program, or f) in general, performing all operations admissible by the laws and regulations in force, provided that the Shareholders are beforehand informed, by any means admitted by the regulations, in the case the Management
Board wish to use this share repurchase authorization for any other objective that has not been expressly listed above.

The maximum unit price of purchase may not exceed €30.

The acquisition, sale or transfer of these shares may be completed and paid for by all appropriate means in accordance with applicable laws and regulations, including through open market transactions or private agreements, over-the-counter and in particular through block trades, by using financial derivatives or warrants or, more generally, through securities with a claim on shares of the Company, or through public offer, at such time as the Management Board shall decide.

In the event of a public offer on the Company’s shares, the Company may pursue the execution of its share repurchase program in accordance with Article 232-17 of the AMF general Regulation, but only if (i) the offer to purchase the Company’s shares is paid for exclusively and entirely in cash and if (ii) the repurchase transactions are carried out pursuant to a program in progress are consistent with the objectives above-mentioned in points b) and d) and are not likely to compromise the success of the offer. In this respect, the Management Board believes it is important that the Company may, if need be, repurchase the Company’s shares, even in the event of a public offer, in order to comply with its obligations vis-à-vis securities owners of securities representing debt instruments giving a claim on the Company’s share capital (above-mentioned objective d)) or for the purpose of hedging employees and corporate officers’ profit sharing plans (above-mentioned objective b)).

The Management Board recommends that this authorization, which replaces and renders null and void the unused portion of the authorization granted by the Shareholders at their Meeting of April 22, 2008, under the 15th resolution, shall be granted for a period of 18 months, starting from the date of your Meeting.

In compliance with Article 12 of the Bylaws of your Company, this resolution was approved by the Supervisory Board of AXA at its Meeting on February 18, 2009.

In the 22nd resolution, the Management Board also requests from your general Meeting to grant full authority, for a period of
18 months, to the Management Board, which may delegate such authority, to reduce the Company’s share capital through the cancellation, in one or more times, of the shares acquired by the Company by virtue of Article L.225-209 of the French Commercial
Code, within the limit of 10% of the Company’s share capital in any given 24-month period. This resolution would replace and render null and void the unused portion of the resolution that has been granted by the Shareholders at their general Meeting on
April 22, 2008 under the 20th resolution.

IV – Authorizations to be granted to the Management Board to increase the share capital

Extraordinary resolutions 11 to 18

Pursuant to the regulatory provisions pertaining to capital increases, your Management Board reported on the business of the
Company in 2008 and since the beginning of the 2009 fiscal year in the Management Board Report that is presented to your
Meeting. This Report is included in the 2008 Annual Report filed with the AMF and is made available in accordance with applicable laws and regulations, in particular on AXA’s website (www.axa.com).

The Shareholders, at their Meeting of May 14, 2007, granted to the Management Board, by delegation of authority, the necessary financial authorizations allowing it to increase the share capital. These authorizations expire in July 2009.

Therefore, the Management Board proposes, in the 11th to 18th resolutions, to renew, for a period of 26 months, the delegations of authority allowing it to issue shares or other securities with a claim on the share capital and to choose, in the most appropriate manner with respect to market conditions, the most suitable means for the financing of the Group development. These new authorizations would replace and render null and void the unused portion of the authorizations bearing the same objective that have been granted by the Shareholders at their Meeting on May 14, 2007.

The upper limits of capital increases that may result from the 11th to 18th resolutions detailed hereinafter are the followings:

• €1 billion in nominal for capital increases by means of capitalization of reserves, earnings or premiums (11th resolution), which represents, for reference only, approximately 20.9% of the share capital as at January 21, 2009, provided that this upper limit is separate and distinct from the upper limits that may result from the other resolutions submitted to your Meeting;

•  €2 billion in nominal value that is, for reference purpose only, approximately 41.80% of the share capital as at January 21, 2009, for capital increases by issue of ordinary shares or securities with a claim on ordinary shares, with preferential subscription rights of Shareholders (12th resolution);

•  20% of the share capital as at the date of this general Meeting within the limit of a nominal amount of €1 billion for capital increases by issue of ordinary shares or securities with a claim on ordinary shares, without preferential subscription rights for the
Shareholders, provided that (i) this upper limit is common to the issues that may be carried out pursuant to the 13th resolution and the 16th to 18th resolutions (issue of securities in the event of a public exchange offer initiated by the Company, in return for contribution in kind, up to the limit of 10% of the share capital, outside the event of a public exchange offer, or as a result of the issue of securities giving a claim to the AXA’s share capital by the subsidiaries of the Company) and (ii) is to be deducted from the upper limit of €2 billion that is provided for in the event of a capital increases with preferential subscription rights of
Shareholders.

These upper limits are separate and distinct from the upper limits provided for the issues of preferred shares that may be carried out pursuant to the 23rd to 25th resolutions set at €1 billion in nominal value limited to an issue gross income (inclusive of the share premium) of €2 billion.

The global nominal upper limit of capital increase by issues of ordinary shares and preferred shares that may be carried out pursuant to the delegations of authority proposed to your general Meeting accordingly amount to €3 billion (excluding capital increases that may be carried out pursuant to Company savings plans by virtue of the 20th and 21st resolutions, those capital increases being limited to €150 million).

Finally, the maximum nominal amount of debt instruments giving a claim to the Company’s share capital and issued pursuant to the 12th to 17th resolutions shall not exceed €6 billion.

In the 15th resolution, the Management also requests from your general Meeting, pursuant to the provisions of Article L.225-
135-1 of the French Commercial Code, an authorization to increase the initial amount of a capital increase (carried out with or without preferential subscription rights of Shareholders in application of the 12th to 18th resolutions) within the limit of 15%
of the initial issue and at the same price as the one set for the initial issue. This authorization may apply, in particular, if the
Management Board notices an extra demand for subscriptions and, as a consequence, resolves to grant a “green shoe”
option conforming to market practice. The additional amount of capital increase likely to result from the 15th resolution being deducted from the respective upper limits of the 12th to 18th resolutions, could not, under any circumstances, lead to increase the upper limits detailed hereinbefore.

The upper limits of capital increase specifed in the resolutions shall be appraised without taking into account the additional amount of ordinary shares to be issued in order to safeguard, as required by law and applicable contractual terms providing for other cases of adjustment, the rights of owners of securities or other rights giving a claim to the share capital of your
Company.

within the limits of the delegations proposed to your general Meeting, the Management Board would have the necessary powers to set the methods of the securities issue, acknowledge the completion of the capital increases and amend the Company’s
Bylaws accordingly. however, pursuant to Article 12 of the Company’s Bylaws, the issues of securities giving directly or indirectly a claim on the share capital that may be carried out by the Management Board, pursuant to the delegations proposed to your general Meeting, would have to be submitted to your Supervisory Board for prior approval.

The Management Board would establish in accordance with the law, at the time it use your delegations, an additional Report detailing the definite and final conditions of such issue. This report, as well as the Statutory Auditors’ Special Report, would be subsequently made available at the Company’s registered office and then reported to you on the occasion of the following ordinary general Meeting.

Delegations of authority submitted to the vote of your general Meeting are detailed hereinafter:

Capital increase by means of capitalization of reserves, earnings or premiums (11th resolution)

In the 11th resolution, your Management Board requests from your general Meeting, having fulflled the quorum and majority requirements pertaining to ordinary general meetings, a delegation of authority to increase the capital by means of capitalization of reserves, earnings or premiums, within the upper limit of a maximum nominal amount of €1 billion. This upper limit is separate and distinct from the upper limits of the others resolutions submitted to the vote of your Meeting. The capital increases that may result from this resolution could be achieved, at the discretion of the Management Board, either by freely allotting shares or by increasing the nominal value of existing shares.

It is specifed that in the event the Management Board would implement of the delegations of authority resulting from the 23rd to
25th resolutions relative to the issue of preferred shares, the owners of such preferred shares would be deprived from all rights in the capital increases carried out by virtue of this resolution, except in the event of a capital increase by mean of capitalization of reserves, in which case any free allotment of new shares to their benefit would give rise to the allotment of preferred shares from the same category as the preferred shares entitling to the free allotment.

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In the event of a capital increase by free allotment of shares, the Management Board could resolve that the odd lot of the allotment rights shall not be negotiable nor assignable, and that the corresponding shares shall be sold, with the proceeds of such sale being distributed among the owners of the allotment rights in accordance with the conditions set forth in the applicable laws and regulations.

Issue of ordinary shares or securities giving a claim to ordinary shares of the Company or one of its subsidiaries, with preferential subscription rights of shareholders (12th resolution)

In the 12th resolution, your Management Board requests from your general Meeting a delegation of authority to issue ordinary shares or securities giving a claim to ordinary shares of the Company or one of its subsidiaries, with preferential subscription rights. The maximum nominal amount of the capital increases that may be carried out by virtue of this resolution would not exceed €2 billion.

The securities giving a claim to ordinary shares of the Company or a subsidiary that would be issued by virtue of this resolution may, in particular, consist in debt instruments, be combined with the issue of such debt instruments, or consist in instruments enabling the issue of such debt instruments.

The total nominal amount of debt instruments that may be issued by virtue of this resolution shall not exceed €6 billion at the date of the decision to issue, provided that this upper limit is separate and distinct from the amount of securities entitling to the allotment of debt instruments that would be issued by virtue of the 19th resolution submitted to this general Meeting, as well as from the amount of the debt instruments issued upon decision or authorization of the Management Board in accordance with
Article L.228-40 of the French Commercial Code.

The Shareholders have the right to exercise, under the conditions set forth in the law, their preferential subscription rights in order to subscribe to issued shares or securities, on the basis of their exact right and as of a right, if applicable and provided for by the Management Board.

Pursuant to this financial authorization, the Management Board would determine the category of the securities issued and would set their subscription price, with or without payment of a premium, the method of paying up, the date – even retroactive – as of which they shall earn dividends, and the conditions according to which the securities issued by virtue of this delegation shall give a claim to ordinary shares of the Company or a subsidiary.

In the event the issues of ordinary shares or securities giving a claim to the share capital being undersubscribed, the Management
Board may implement, without prejudice to its option to restrict the capital increase to the subscribed amount if the unsubscribed shares or securities giving a claim to the share capital represent less that 3% of the share capital, in the order it considers appropriate, one and/or several of the following options:

•  limit the capital increase to the amount of subscriptions, provided that such amount is at least equal to the three quarters of the increase resolved;

•  freely allocate some or all of the unsubscribed securities;

•  offering all or a portion of the unsubscribed securities to the public.

Issue of ordinary shares or securities giving a claim to ordinary shares of the Company or one of its subsidiaries, without preferential subscription rights of shareholders (13th and 14th resolutions)

your Management Board requests from your general Meeting a delegation of authority to issue, through a public offer and/or a private placement to qualifed investors or a restricted circle of investors under the meaning of the French Monetary and Financial
Code (Code monétaire et financier), ordinary shares or securities giving a claim to ordinary shares of the Company or one of its subsidiaries, without preferential subscription rights.

Indeed, in order to be able to seize the opportunities offered on the market and to optimize the collection of the Company’s own-
funds, your Management Board considers useful to have the possibility to carry out capital increases, without preferential rights of subscription of the Shareholders. In this regard, your Management Board would like to bring your attention on the ordinance
n°2009-80 dated January 22, 2009 relative to public offers and containing various finance-related provisions (Ordonnance n°
2009-80 du 22 janvier 2009 relative à l’appel public à l’épargne et portant diverses dispositions en matière financière). This ordinance expressly provides, from now on, for the possibility to conduct private placements to qualifed investors or a restricted circle of investors under the meaning to the French Monetary and Financial Code, concurrently to a public placement, or exclusively, in the case of preferential subscription rights being suppressed. The provision of the ordinance will enter into force on
April 1st, 2009 and since your general Meeting is convened on April 20, 2009, the 13th resolution takes into account the new provisions such as resulting from the ordinance.

The nominal amount of the capital increases that may be carried out by virtue of this resolution could not exceed 20% of the share capital as at the date of your Meeting under the limit of €1 billion, in deduction of the global upper limit of €2 billion referred to in the 12th resolution. It is further specifed that, pursuant to the new provisions of Article L.225-136 of the French Commercial Code
resulting from the ordinance, the nominal amount of immediate or deferred capital increases resulting from issues that would be carried out exclusively through private placement shall not exceed the upper limit set forth in the laws and regulations in force at the time of the issue. At the present time, this upper limit is set at 20% of the share capital per year.

The Management Board would be able to issue, through a public offer and/or a private placement, ordinary shares or securities giving a claim to ordinary shares of the Company or one of its subsidiaries, which may consist, in particular, in debt instruments, be combined with the issue of such debt instruments, or consist in instruments enabling the issue of such debt instruments, under the same conditions as those referred to in the 12th resolution. The total nominal amount of debt instruments that may be issued by virtue of this delegation, likewise the 12th resolution, shall not exceed €6 billion at the date on which the decision to issue is made, provided that this upper limit is separate and distinct from the amount of securities giving the right to an allotment of debt instruments that would be issued by virtue of the 19th resolution submitted to this general Meeting, as well as from the amount of the debt instruments issued upon decision or authorization of the Management Board in accordance with Article
L.228-40 of the French Commercial Code.

The Management Board could establish a priority subscription period on the basis of their exact right and/or as of a right to the benefit of the Shareholders, within the conditions set forth in the laws and regulations.

In the event the issues of ordinary shares or securities giving a claim to the share capital being undersubscribed, the Management
Board may implement, without prejudice to its option to restrict the increase to the subscribed amount if the unsubscribed shares or securities giving a claim to the share capital represent less that 3% of the share capital, in the order it considers appropriate, one and/or several of the following options:

•  limit the capital increase to the amount of subscriptions, provided that such amount is at least equal to the three quarters of the increase resolved;

•  freely allocate some or all of the unsubscribed securities;

•  offering all or a portion of the unsubscribed securities to the public.

The issue price of the securities issued pursuant to this resolution would be set in compliance with the laws and regulations in force at the time of the issue. Currently applicable laws and regulations provide for a price at least equal to the volume-weighed average quoted price of the share over the last three trading days preceding the setting of the price, with a maximum discount of 5%.

In the 14th resolution, in accordance with the provisions of Article L.225-136 of the French Commercial Code, you are however proposed to authorize the Management Board to set the issue prince as follows, within the limit of 10% of the share capital for each 12-month period:

The issue price may not be less than, at the discretion of the Management Board, (a) the volume-weighted average quoted price of the share on euronext Paris over the trading day preceding the setting of the issue price or (b) the volume-weighted average quoted price of the share on euronext Paris set over the trading day at the time the issue price is set, in each case minus a maximum discount of 5%.

As regard markets volatility, the exercise of the option detailed hereinabove would allow your Company to take advantage of potential opportunities to realize an issue of securities when the market conditions would not allow the carrying out of an issue in the conditions set forth in the 13th resolution.

In the event this option would be put into effect, the Management Board would establish a complementary report, certifed by the
Statutory Auditors, and detailing the definite and final conditions of such operation and containing information for an assessment of its actual impact on the Shareholders’ situation.

Issue of ordinary shares or securities giving a claim to ordinary shares of the Company in the event of a public exchange offer initiated by the Company (16th resolution)

In the 16th resolution, your Management Board requests from your general Meeting a delegation of authority in order to issue ordinary shares or securities giving a claim to ordinary shares of the Company or one of its subsidiaries, in the event of a public exchange offer initiated by the Company over securities of a company which shares are traded on a regulated market of a european economic Area (eeA) or organisation for economic Co-operation and Development (oeCD) Member State. The total nominal amount of the capital increases that may be carried out by virtue of this resolution would not exceed 20% of the share capital as at the date of this general Meeting under the limit of €1 billion, in deduction of the upper limit referred to in the 13th resolution.

This decision would entail a waiver by the Shareholders of their preferential subscription rights to shares or securities, in favor of the owners of the securities tendered in the public exchange offer.

Issue of ordinary shares and securities giving a claim to ordinary shares in return for contributions in kind up to a maximum of 10% of the share capital (17th resolution)

In the 17th resolution, your Management Board requests from your general Meeting a delegation of authority in order to issue ordinary shares or securities giving a claim to ordinary shares of the Company or one of its subsidiaries, in return for the contributions in kind made to the Company in the form of capital shares or securities giving a claim to the capital. The nominal amount of a capital increase, immediately or in the future, that may be carried out by virtue of this resolution would not exceed 10% of the share capital, in deduction of the upper limit referred to in the 13th resolution.

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This delegation would entail a waiver by the Shareholders of their preferential subscription rights to shares or securities issued, in favor of the owners of the securities which result from the contributions in kind.

Issue of ordinary shares as a result of an issue of securities by subsidiaries of the Company (18th resolution)

In the 18th resolution, the Management Board requests from your general Meeting a delegation of authority in order to issue ordinary shares of the Company, as a result of issue of securities giving a claim to the Company’s ordinary shares by subsidiaries of the Company. The total nominal amount of issues carried out by virtue of this resolution would not exceed
20% of the share capital as at the date of your Meeting under the limit of €1 billion, in deduction of the upper limit referred to in the 13th resolution.

This decision would result in the waiver, in favor of the owners of securities issues by the subsidiaries, by the Shareholders of their preferential subscription rights to the Company’s ordinary shares to which the securities issued by the subsidiaries may give a claim to. The Shareholders would not have a preferential subscription rights to these securities.

The issue of such securities would be authorized by the extraordinary Meeting of Shareholders of the concerned subsidiary, and the issue of shares of the Company to which these securities would entitle to would be resolved concurrently by your Management
Board on the basis of this financial resolution, after prior approval by the Supervisory Board in accordance with Article 12 of the
Bylaws.

V  – Authorizations granted to the Management Board to issue securities without a claim on the share capital

Extraordinary resolution 19

Issue of securities that entitle to an allotment of debt instruments without a claim on the Company’s share capital
(19th resolution)

In the 19th resolution, your Management Board requests from your general Meeting a delegation of authority in order to issue securities that entitle to an allotment of debt instruments, without capital increase. The total nominal amount of this issue would not exceed €2 billion, this upper limit being distinct and separate from the debt instruments that would be issued pursuant to the 12th to 17th resolutions or in accordance with Article L.228-40 of the French Commercial Code. This delegation of authority covers the securities entitling to an allotment of debt instruments that are not referred to by the 12th to 17th resolutions and that consist in securities entitling to the allotment of debt instruments such as, for example, bonds with bond warrants attached.

VI – Specifc authorizations to be granted to the Management Board to issue ordinary shares or other securities with a claim on ordinary shares of the Company through employees savings plans

Extraordinary resolutions 20 to 21

Under the 20th resolution, the Shareholders are requested to grant full authority to the Management Board, for a 18-month period and with the option of sub-delegation to any person authorized by law, to issue ordinary shares or securities giving a claim to the
Company’s ordinary shares reserved to corporate officers, employees, former employees or general insurance agents enrolled in the employer-sponsored savings plan(s) of the Company or the AXA Group, pursuant to the provisions of Articles L.225-138-1 and
L.225-129-6 of the French Commercial Code, and Articles L.3332-1 et seq. of the French Labor Code. The total nominal amount of this issue would not exceed €150 million. This authorization would also entail a suppression of the preferential subscription rights of shareholders to shares or securities, possibly on free allotment, in favor of corporate officers, employees or general insurance agents. It also entails a waiver of their preferential subscription rights on the shares to which such securities may give a claim to.

In accordance with the laws and regulations in force, the subscription price of the issued shares shall not be more than 20%
lower than the average quoted price of the AXA’s share on euronext Paris over the twenty trading days prior to the day on which the Management Board formally determines the opening date of the subscription period, nor be higher than this average.

however, if you authorize it, the Management Board could reduce or waive the aforementioned discount, as it deems appropriate, in particular to take into account new international accounting standards, or, inter alia, locally applicable legal, accounting, tax or social provisions.

For further information concerning the use, by your Management Board, of the authorization to issue shares or securities giving a claim on the Company’s share capital pursuant to employee savings plan approved by your general Meeting on April 22, 2008, please see Section 3.2 “Full disclosure on executive compensation and share ownership” and Appendix VII (Supplementary
Management Board Report – Capital increase reserved for AXA Group employees (November 28, 2008)) of the Annual Report for 2008 filed with the AMF and made available to the Shareholders in accordance with the laws and regulations, in particular on the AXA’s website (www.axa.com).

As continuation of the 20th resolution, the 21st resolution proposes to authorize the Management Board, for a period of 18 months, to proceed to one or several capital increases reserved to a bank or a subsidiary of such bank which, at the request of the
Company, participates in the implementation of a structured offer for employees, corporate officers or general insurance agents of entities affliated to the Company within the meaning of Articles L.225-180 of the French Commercial Code and L.3344-1 as
well as L.3344-2 of the French Labor Code, incorporated outside France.

Such capital increase would allow employees, corporate officers or general agents of the AXA Group’s affliated entities, who are residents in certain countries outside France, to benefit from an offer as close as possible, in terms of economic profle, to the offer which would be offered to the other employees of the Group pursuant to the 20th resolution.

The total nominal amount of shares that may be issued by virtue of this authorization would be limited to €150 million, it being specifed that this maximum amount would be common to the 20th and 21st resolutions in such way that the amount capital increase resulting from the 20th and 21st resolutions would not exceed €150 million in nominal.

The subscription price of the shares issued pursuant to this 21st resolution shall not be more than 20% lower than the average quoted price of the Company’s share on euronext Paris over the twenty trading days preceding the decision setting the opening date of subscriptions to the capital increase, nor higher than this average. In addition, the Management Board shall be entitled to decide the reduction or cancellation of any discount so granted in order to take into account, inter alia, legal, social, tax and accountancy regulations applicable locally.

At the time the Management Board use the authorizations hereinbefore, complementary reports will be established by the
Management Board and the Statutory Auditors, in compliance with the legal provisions in force.

VII – Authorizations to be granted to the Management Board to increase the share capital by issues of preferred shares

Extraordinary Resolutions 23 to 26

To provide the Company with the required fexibility to reinforce its core capital as necessary, the Management Board requests, in the 23rd to 25th resolutions, a delegation of authority from your general Meeting to issue preferred shares without voting rights, as governed by Articles L.228-11 et seq. of the French Commercial Code. These preferred shares shall be eligible without limit in the consolidated solvency margin. Such preferred shares shall in no event be convertible into ordinary shares of AXA.

It is proposed to grant to the Management Board three delegations of authority to carry out (i) one or several issues of preferred shares with preferential subscription rights for existing shareholders (24th resolution), (ii) one or several issues of preferred shares without preferential subscription rights (25th resolution) and (iii) one or several issues of preferred shares reserved for the sole benefit of AXA Mutuelles (AXA Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle) (23rd resolution). with respect to the delegations of authority under (ii) and (iii) above relating to issues without preferential subscription rights for existing shareholders, it is proposed that you waive such preferential subscription rights. In accordance with applicable law, the delegation of authority relating to issues reserved for the AXA Mutuelles is subject to an independent auditor’s report reviewing the particular advantages (avantages particuliers) relating to the preferred shares.

The maximum aggregate amount of share capital increases which may be raised through issues of preferred shares without voting rights pursuant to the delegations provided for in resolutions 23 to 25 shall not exceed, in addition to the limits provided by law, gross issue proceeds of €2 billion, subject to such amount not exceeding €1 billion in total nominal amount, without taking into account the nominal value of ordinary shares to be issued in order to safeguard the rights of owners of securities or other rights giving access to the Company’s capital, in compliance with the laws and regulations, and if applicable, the contractual terms providing for other cases of adjustment. For reference purpose only, this maximum nominal amount represents 20.9% of the statutory share capital as at January 21, 2009 and is therefore less than the maximum legal limit applicable to companies whose shares are listed on a regulated market, i.e. 25% of the share capital to date (Article L. 228-11 paragraph 3 of the French
Commercial Code).

We draw to your attention that these limits are separate and distinct from those set in relation to share capital increases by way of issues of ordinary shares provided for in resolutions 11 to 21.

Any preferred share issued as a result of these delegations shall not have voting rights at the General Meetings of
Shareholders nor preferential subscription rights in relation to future capital increases in cash. Preferred shares shall have the right to a preferential dividend and shall rank senior to ordinary shares in the event of a winding-up. In addition, there may be different categories of preferred shares with different financial rights according to their date of issue.

Subject to certain conditions, the preferred shares may be repurchased at the option of AXA.

A full description of the preferred shares is set out in the amended Bylaws attached to this report. Their principal financial characteristics are summarised below.

488 2008 ANNUAL REPORT

APPENDICES

ISSUE PRICE

The issue price of any issue of preferred shares shall be determined by the Management Board in its decision to issue any preferred shares in accordance with the provisions of the Bylaws. The issue price shall be equal to the volume-weighted average quoted price of the AXA ordinary share over the twenty trading days preceding the decision to issue and/or, in the event of issues of preferred shares that are fungible with existing listed preferred shares, shall be at least equal to the minimum price authorized by applicable laws and regulations. The nominal value of the preferred shares shall be the same as that of the ordinary shares.

PREFERRED DIVIDEND

Pursuant to the resolutions proposed relating to preferred shares, a preferred dividend payable to holders of preferred shares shall be proposed to the Annual Shareholders’ Meeting each year. The preferred dividend shall be determined by the Management Board in its decision to issue any preferred shares, in accordance with the provisions of the Bylaws. This dividend shall be determined within a range of a multiple of 1.2 to 1.8 of the dividend paid on ordinary shares in respect of the prior fiscal year.

In addition, the preferred dividend may not be lower than the minimum dividend nor higher than the maximum dividend. The minimum dividend shall be between 6% and 8% of the current amount of the relevant preferred shares determined by reference to the prior fiscal year (such current amount corresponding to the issue price of the relevant preferred shares, as reduced in the event of any loss absorption), and the maximum dividend shall be between 10% and 14% of the same amount. The minimum dividend and maximum dividend applicable to each issue of preferred shares shall be determined by the Management Board at its discretion in its decision to issue such shares.

In all cases, the total preferred dividend distributed to holders of preferred shares in a fiscal year shall not exceed 90% of the earnings available for distribution for such fiscal year.

If no dividend is paid on any preferred shares, in part or in full, in respect of a given fiscal year, the preferred dividend cannot be carried forward to future fiscal years.

No dividend may be paid to the holders of ordinary shares if the preferred dividend for the relevant fiscal year has not been paid in full.

REPURCHASE

Preferred shares may be repurchased by AXA in accordance with the Bylaws, in particular at any time after the fifth anniversary of their issue date, subject to the prior approval of the French insurance regulator (Autorité de Contrôle des Assurances et des
Mutuelles). Such shares may be repurchased at their issue price, increased in certain cases by an amount calculated by reference to the minimum dividend payable (between 6% to 8% of the current amount) and decided by the Management Board in its decision to issue such preferred shares.

MODIFICATIONS TO THE BYLAWS

According to the 26th resolution, the Management Board proposes to your general Meeting that upon any issue of preferred shares, the Bylaws be modifed to include the characteristics of the relevant preferred shares. Applicable law requires that the characteristics of preferred shares be described in full in the Bylaws.

The modifcations to the Bylaws relating to the creation of different categories of preferred category B shares (which can give rise to new categories of preferred shares in the case of successive share issues) are set out in the annex to this report. Category A shares shall consist of all existing ordinary shares of the Company.

within the limits of the proposed delegations, the Management Board shall use its authority as necessary, and in particular to determine the amount of any issue, the number of preferred shares to be issued, the applicable issue price, the amount of the preferred dividend, to create new categories of preferred shares as necessary, to determine the measures necessary to complete any such increase of capital and to implement the necessary changes to the Bylaws. In accordance with Article 12 of the Company’s
Bylaws, the issuance of any preferred shares shall be subject to the prior authorization of the Supervisory Board.

Furthermore, additional reports shall be prepared by the Management Board and the Statutory Auditors in accordance with applicable law at the time that the Management Board uses the above delegations of authority.

VIII. FORMALITIES

Extraordinary resolution 27

The 27th resolution proposed to your approval is intended to grant full authority to carry out all formal publication, fling and other requirements as the case may be, following this Annual Meeting.

SUPPLEMENTARY MANAGEMENT BOARD REPORT – CAPITAL INCREASE
RESERVED FOR AXA GROUP EMPLOYEES (NOVEMBER 28, 2008)

At its meeting on May 26, 2008, the AXA Management Board decided on the principle of a new share capital increase of the
Company through the issuance a maximum number of 43,668,122 shares of the Company reserved for employees of AXA Group companies or economic interest groups, in France and abroad (“SharePlan 2008”).

Pursuant to the authorization granted to the Management Board by the eighteenth resolution adopted by the Shareholders’
Meeting on April 22, 2008, and in accordance with the provisions of Articles L.225-138-1 and L.225-129-6 et seq. of the French
Commercial Code and Article L.3331-1 et seq. of the French Labour Code, the Management Board has used the aforementioned authorization by determining the final terms of the offering at its meeting of September 15, 2008.

This authorization was granted to the Management Board for a period of 18 months as from the date of the Shareholders’
Meeting in question, for the purpose of increasing the Company’s share capital in one or more issues, acting on the basis of its own deliberations, by issuing shares reserved for Group employees or former employees, provided they are members of the
AXA Group employee savings plan (Plan d’Epargne d’Entreprise du Groupe) or the International Employee Stock Purchase Plan
(IESPP), up to a maximum nominal amount of €100 million.

The decision of the Shareholders’ Meeting mentioned above entailed the waiver by the shareholders of their preferential subscription rights, in favor of Group employees who are members of a company employee savings plan, to the shares or securities to be issued
(for free, as the case may be), and a waiver of their preferential subscription rights to the ordinary shares that the aforementioned securities may give access.

1. Definitive conditions of the operation

In addition to the classic plan for increasing capital for the benefit of employees, the Group is offering a leveraged plan. In connection with this leveraged plan, several different employee shareholding funds (FCPE) have been set up for French residents and for residents of other countries.

Under the leveraged plan, holders of fund units will be entitled to an investment mechanism allowing them to limit their personal contribution to 10% of the subscription price for these shares. Pursuant to a swap agreement entered into by the fund, the redemption value of the fund unit at maturity of the fund, or prior to maturity in the event of an early exit as provided for by law, would be equal to an employee’s personal contribution, which is guaranteed, and a percentage of any gain on all of the shares for the employees have subscribed via the fund.

The regulations of the funds, which were approved by the AMF (Autorité des marchés financiers) on June 20, 2008 and on
September 12, 2008, provide further details on the offering.

In accordance with applicable law, the Management Board decided that the issue price of the new shares would correspond to:

•  for the classic plan, 80% of the arithmetical average of the opening prices of the AXA shares quoted on the Compartment A of euronext Paris S.A. for a period of 20 trading days ended the last day prior to the decision of the Company’s Management
Board fxing the dates of the subscription period,

•  for the leveraged plan, 85.85% of the arithmetical average of the opening stock price quotes for the AXA shares on the
Compartment A of euronext Paris S.A. for a period of 20 trading days ending the last day prior to the decision of the Company’s
Management Board fxing the dates of the subscription period, with the exception of the leveraged plan in germany, where the price will equal 100% of the above mentioned average.

As a result, the Management Board, at its meeting of September 15, 2008:

1°/ took due note that the average price of the 20 opening stock price quotes for the AXA shares through September 12, 2008, equals €21.47 (hereinafter the “Reference price”);
2°/ decided, for the classic plan, that the unit subscription price of new shares offered in the share capital increase reserved for employees will equal €17.18, i.e. 80% of the Reference price, rounded off;
3°/ decided, for the leveraged plan, that the unit subscription price of new shares offered in the share capital increase reserved for employees will equal €18.43, i.e. 85.85% of the Reference price, rounded off;
4°/ decided that the unit subscription price of new shares with stock subscription warrants offered in the share capital increase reserved for employees in germany (for the leveraged offering) will equal €21.47, i.e. 100% of the Reference price, rounded off.

The Management Board decided to set the dates of the subscription period for Shareplan 2008 as follows:

•  from September 24, 2008, inclusive, to october 9, 2008, inclusive, except for employees in Belgium; and

•  from September 24, 2008, inclusive, to october 23, 2008, inclusive, for employees in Belgium.

The capital increase is expected to occur on November 28, 2008.

490 2008 ANNUAL REPORT

APPENDICES

2. Impact of the proposed issue
The following table shows the impact of an issuance of a maximum of 43,668,122 new shares on a shareholder who owns 1% of AXA’s share capital [1] and who does not subscribe to the capital increase	:
Shareholder’s interest in the share capital (%)
Before the issue	1%
After the issue of a maximum of 43,668,122 new shares	0.98%
Moreover, the impact of this issue on the interest in consolidated shareholders’ equity attributable to the Group as of June 30 2008, for a shareholder who owns one AXA share and who does not subscribe to the capital increase would be the following	:
• In case the capital increase would be entirely subscribed via the classic plan:
Interest in consolidated shareholders’ equity as of June 30, 2008 (per share)
Before the issue	€19.65
After the issue of a maximum of 43,668,122 new shares	€19.60
• In case the capital increase would be entirely subscribed via the leveraged plan (excluding germany):
Interest in consolidated shareholders’ equity as of June 30, 2008 (per share)
Before the issue	€19.65
After the issue of a maximum of 43,668,122 new shares	€19.62
Figures indicated above have been determined on the basis of the theoretical maximum number of shares that may be issued in connection with SharePlan 2008. By way of illustration, for SharePlan 2007, 22,088,600 were issued as it follows: 3,186,392 new shares subscribed under the traditional plan, 17,023,582 new shares subscribed under the leveraged plan (excluding germany)
and 1,878,626 new shares with warrants under the leveraged plan in germany	.
Considering the issue price and the volume of shares being issued, the capital increase should not have a signifcant impact on the quoted share price.
In accordance with the provisions of Article R.225-116 of the French Commercial Code, this report will be made available to shareholders at the Company’s head office no later than ffteen days following the Management Board’s meeting and will be submitted to the shareholders at their next general Meeting.
Done on September 15, 2008
The Management Board

(1) Based on the number of shares comprising AXA’s share capital as declared by the Company to the Autorité des marchés financiers (AMF) on August 8,
2008, i.e. 2,064,029,718.

AXA SUPERVISORY BOARD’S COMMENTS ON THE MANAGEMENT
BOARD’S REPORT AND THE FINANCIAL STATEMENTS

Dear Shareholders,

your Supervisory Board met eigth times in 2008. In accordance with applicable regulations and AXA’s Bylaws, the Board completed all the checks and controls on the operations and business of the Management Board it deems appropriate, based on the works of its four special-purpose Committees (Selection, ethics, governance and human Resources Committee, which held four meetings; Compensation Committee, which held four meetings; Finance Committee, which held fve meetings; Audit
Committee, which held six meetings).

Your Supervisory Board, in particular, sought to ensure that its own organization contributed to the good corporate governance of the Company.

In accordance with applicable laws, the Management Board submitted to the Supervisory Board for its review AXA’s financial statements for 2008 (Company’s financial statements – parent only – and the consolidated financial statements) as well as the
Management Board’s report on the Company’s and the Group’s business for the financial year elapsed.

The Supervisory Board states to the Shareholders’ Meeting that it does not have any comment on the financial statements and report submitted by the Management Board.

In addition, the Supervisory Board reviewed the financial resolutions put to the vote at your Meeting, and requiring its prior authorisation. These resolutions were approved by the Supervisory Board, which does not have any objection or specifc remark in respect thereof.

Furthermore, the term of office of Mrs. Dominique Reiniche as well as Messrs. Jacques de Chateauvieux, Anthony Hamilton and
Michel Pébereau are due to expire at the close of the Meeting of April 30, 2009. The Management Board asks you to reappoint them for a four-year term. Following the recommendation of its Selection, ethics, governance and human Resources Committee, the Board has issued a favourable opinion on these reappointments.

The term of office of Mr. Henri Lachmann, first appointed as a member of the Supervisory Board in 1996, is set to expire at the close of this Meeting. The Shareholders are accordingly asked to replace him. The Supervisory Board, following the recommendation of its Selection, ethics, governance and human Resources Committee, has rendered a favorable opinion on the appointment of
Mr. Ramon de Oliveira whose expertise in the financial and insurance sectors will further enhance the Supervisory Board’s work.
The Supervisory Board wishes to cordially thank Mr. Henri Lachmann for the quality of his contributions to the Board.

Consequently, the Board recommends you to approve the 2008 financial statements as well as all of the other resolutions put to the vote at your Meeting and approved by the Management Board.

The exceptional circumstances of 2008 both in the financial markets and for the general economy, has caused AXA to strengthen its risk management and to enhance the design and profitability of certain of its life & savings products. Confronted with an economic environment and continuing uncertainty in financial markets during 2009, AXA will endeavor to reduce the factors contributing to operational and financial vulnerabilities, while also positioning itself to profit from the recovery.

we would like to thank specially the employees of the AXA Group and the Management Board for the quality of their work and their high commitment to the success of the Company.

The Supervisory Board is confdent that the AXA Group has the ability to ensure the long-term growth of the Group.
The Supervisory Board

492 2008 ANNUAL REPORT

APPENDICES

AUDITORS’ REPORTS

PricewaterhouseCoopers Audit                                                                                                                                          Mazars

63, rue de villiers                                                                                                                                        61, rue henri Régnault

92208 Neuilly-sur-Seine Cedex                                                                                                                         92400 Courbevoie

Special Report of Statutory Auditors on the issue of shares and/or securities giving a claim on ordinary shares or debt instruments of the Company, with or without preferential subscription rights

(General Meeting of the Shareholders on April 30, 2009 – 12th, 13th, 14th, 15th, 16th, 17th and 18th resolutions)

This is a free translation into English of the Statutory Auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In our capacity as the Statutory Auditors of AXA, and in accordance with the terms of our appointment pursuant to the French
Commercial Code, and in particular pursuant to its Articles L.225-135, L.225-136 and L.228-92, we hereby submit our report on the proposed delegation of authority to the Management Board for various issues of ordinary shares and securities, on which you are being asked to deliberate and vote.

on the basis of its report, your Management Board proposes to your general Meeting:

•  to authorize it, for a 26-month period, to resolve the following issues, in France or abroad, and set their final terms and, as the case may be, to waive your preferential subscription rights:

– issue ordinary shares and/or securities giving a claim on ordinary shares of the Company, or, pursuant to Article L.228-93 of the French Commercial Code, of a company in which the Company holds directly or indirectly more than half of the capital, with preferential subscription rights (12th resolution),

– issue ordinary shares and/or securities giving a claim on ordinary shares of the Company or, pursuant to Article L.228-93 of the French Commercial Code, of a company in which the Company directly or indirectly owns more than half of the capital, without preferential subscription rights. The Management Board may grant Shareholders a priority right to subscribe shares as of right and/or on the basis of their exact rights (13th resolution),

– issue ordinary shares and/or securities giving a claim on ordinary shares of the Company in return for securities tendered to the Company in France or abroad during a public exchange offer initiated by AXA and complying with the conditions set in
Article L.225-148 of the French Commercial Code (16th resolution),

– issue of ordinary shares as a result of an issue, by subsidiaries of the Company, of securities giving a claim to the Company’s ordinary shares (18th resolution),

•  to authorize it, under the 14th resolution, in the event of an issue without preferential subscription rights, under the terms set forth in the 13th resolution (in particular with respect to the maximum nominal amount), to set the issue price under the conditions defined by the Shareholders and up to a maximum of 10% of the share capital for each 12-month period.

•  to authorize it, for a 26-month period, to resolve the issue of ordinary shares and/or securities with a claim on ordinary shares, in return for the contributions in kind made to the Company in the form of shares or securities giving a claim to the capital
(17th resolution), within the limit of 10% of the share capital.

The total nominal amount of capital increases that may be carried out, immediately or in the future, may not exceed:

•  €2 billion for the capital increases through the issue of ordinary shares or securities giving a claim on ordinary shares, with preferential subscription rights maintained, carried out pursuant to the 12th resolution,

•  20% of the share capital at the date of this general Meeting, within the limit of €1 billion, for the capital increases through the issue of ordinary shares or securities giving a claim on ordinary shares, without preferential subscription rights, carried out pursuant to the 13th to 18th resolutions, provided that this amount shall be deducted from the upper limit of €2 billions of provided under the 12th resolution,

•  €6 billion for debt instruments giving a claim on ordinary shares of the Company, issued pursuant to the 12th to
17th resolutions.

To the extent the 15th resolution is approved, the number of securities, which are to be created pursuant to the delegations of authority referred to in the 12th to 14th and the 16th to 18th resolutions, may be increased in the conditions set forth in Article L.225-135-1 of the French Commercial Code and within the upper limits set forth in the 12th and 13th resolutions.

your Management Board is required to prepare a report in accordance with Articles R.225-113, R.225-114 and R.225-117 of the
French Commercial Code. our role is to express an opinion on the fairness of the fgures resulting from the financial statements, on the proposal for suppression of the preferential subscription rights and on other information pertaining to the issue contained in this report.

we performed our work in accordance with the standards of our profession applicable in France. Those standards require that we plan and perform procedures to verify the fairness of the information provided in the report of the Management Board and the fairness of the terms and conditions under which the issue price is being determined.

Notwithstanding subsequent review of the finals terms of any issue that would be resolved, we have no matters to report concerning the methods used to set the issue price of shares to be issued, such methods being detailed in the Management Board’s report for the 13th and 14th resolutions.

More over, to the extent that this report does not specifes the methods used to set the issue price of shares to be issued pursuant to the 12th, 16th and 17th resolutions, we can not express any opinion as to the choice of the calculation elements of the issue price.

Since the amount of the issue price is not set, we do not express any opinion as to the finals terms according to which the issues can be carried out, and consequently, as to the proposal for suppression of the preferential subscription rights of the 13th, 14th,
16th and 17th resolutions.

In accordance with Article R.225-116 of the French Commercial Code, we will submit a complementary report, as the case may be, when your Management Board will recourse to these authorizations in the event of issues of ordinary shares without preferential subscription rights and of issues of securities with a claim on the capital.

Neuilly-sur-Seine and Courbevoie, March 25, 2009

The Statutory Auditors

PricewaterhouseCoopers Audit                                                                     Mazars

yves Nicolas – eric Dupont                                            Patrick de Cambourg – Jean-Claude Pauly

494 2008 ANNUAL REPORT

APPENDICES

PricewaterhouseCoopers Audit                                                                                                                                          Mazars

63, rue de villiers                                                                                                                                        61, rue henri Régnault

92208 Neuilly-sur-Seine Cedex                                                                                                                         92400 Courbevoie

Special Report of Statutory Auditors on the issue of securities entitling to an allotment of debt instruments
(General Meeting of the Shareholders on April 30, 2009 – 19th resolution)

This is a free translation into English of the Statutory Auditors’ report issued in French and which is provided solely for the convenience of English readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In our capacity as the Statutory Auditors of AXA, and in accordance with the terms of our appointment pursuant to the French
Commercial Code, and in particular pursuant to its Article L.228-92, we hereby submit our report on the proposed delegation of authority to your Management Board in order to issue securities that entitle to an allotment of debt instruments, without increase of the Company’s share capital, on which you are being asked to deliberate and vote.

on the basis of its report, your Management Board proposes to your general Meeting:

•  to authorize it, for a 26-month period, to resolve the issue, in one or several times, in France, or abroad and/or on the international market, in euros or in any monetary unit established by reference to several currencies, bonds with bond warrants attached, and, more generally, securities entitling to the allotment, immediately or in the future, of debt instruments such as bonds and related securities, subordinated securities that have or have not a term date, or all other securities granting, in a same issue, the same claims on the Company and to set the definitive terms of such issue.

The nominal amount for which all the aforementioned securities may be issued may not exceed €2 billion, or the equivalent amount in another currency or any monetary unit established by reference to several currencies, provided that this maximum nominal amount is independent from the amount of any debt instruments that would be issued by virtue of the twelfth to seventeenth resolutions and that any redemption premiums above the nominal value shall be added to this amount.

It is specifed that:

•  the maximum nominal amount of €2 billion is separate and distinct from the debt instruments that would be issued pursuant to the 12th to 17th resolutions;

•  this authorization replaces and renders null and void the non-utilized portions of the authorization granted by the Shareholders at their Meeting of May 14, 2007, under the twenty-second resolution.

your Management Board is required to prepare a report in accordance with Articles R.225-113 and R.225-114 of the French
Commercial Code. our role is to express an opinion on the fairness of the fgures resulting from the financial statements, and on other information pertaining to the issue contained in this report.

we performed our work in accordance with the standards of our profession applicable in France. These standards require that we verify the contents of the Management Board’s report on such transaction.

In accordance with Article R.225-116 of the French Commercial Code, we will submit a supplementary report, as the case may be, when your Management Board will make use of this authorization in the event of an issue of securities that entitle to an allotment of debt instruments.

Neuilly-sur-Seine and Courbevoie, March 25, 2009

The Statutory Auditors

PricewaterhouseCoopers Audit                                                                     Mazars

yves Nicolas – eric Dupont                                            Patrick de Cambourg – Jean-Claude Pauly

PricewaterhouseCoopers Audit                                                                                                                                          Mazars

63, rue de villiers                                                                                                                                        61, rue henri Régnault

92208 Neuilly-sur-Seine Cedex                                                                                                                         92400 Courbevoie

Special Report of Statutory Auditors on capital increase without preferential subscription rights, reserved for employees enrolled in the employer-sponsored Company savings plan

(General Meeting of Shareholders on April 30, 2009 – 20th resolution)

This is a free translation into English of the Statutory Auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of AXA, and in accordance with Articles L.225-135 et seq. of the French Commercial Code,
we hereby submit our report on the proposed authorization to the Management Board in order to resolve a capital increase without preferential subscription rights, up to a nominal amount of €150 million, by issuing ordinary shares or other securities with a claim to the share capital of the Company, reserved for corporate officers, employees or former employees and general insurance agents of your Company and affliated companies or economic interest groups within the meaning of Article L.225-
180 of the French Commercial Code who are enrolled in AXA’s employer-sponsored Company savings plan(s), on which you are being asked to deliberate and vote.

This capital increase is being submitted to your approval pursuant to Articles L.225-129-6 of the French Commercial Code and
L.3332-18 et seq. of the French Labour Code.

on the basis of its report, your Management Board proposes that you authorize it, over a period of 18 months, to resolve one or several capital increases and that you waive your preferential subscription rights on any shares or securities with a claim to the share capital of the Company to be issued. As the case may be, it would set the final terms of such transactions.

your Management Board is required to prepare a report in accordance with Articles R.225-113 and R.225-114 of the French
Commercial Code. our role is to express our opinion as to the fairness of the fgures resulting from the financial statements, on the proposal for suppression of the preferential subscription rights, and on other information pertaining to the issue contained in this report.

It is specifed that:

•  the aggregate nominal amount which may result from this resolution and the 21st resolution shall not exceed the above mentioned nominal amount of €150 million;

•  the maximum discount set shall not exceed 20% off an average quoted price of share on euronext Paris over the twenty trading days preceding the day on which the Management Board formally resolve the opening date of the subscription period;

•  the Management Board may reduce or eliminate the aforementioned discount, as it deems appropriate, in particular to take into account the new international accounting standards, or, inter alia, locally applicable legal, accounting, tax or social regulations;

•  the Management Board may also substitute all or part of the discount by allotting ordinary shares or other securities with a claim to the capital.

we performed our work in accordance with the standards of our profession applicable in France. These standards require that we verify the fairness of the information contained in the report of the Management Board and the fairness of the terms and conditions under which the issue price is being determined.

Notwithstanding subsequent review of the terms and conditions under which any of these capital increases may be decided, we have nothing to report concerning the methods used to set the issue price of securities to be issued, as disclosed in the
Management Board report.

496 2008 ANNUAL REPORT

APPENDICES

Since the amount of the issue price is not set, we do not express any opinion as to the final terms and conditions under which the capital increase will be carried out, and consequently, as to the proposal for suppression of the preferential subscription rights.

In compliance with Article R.225-116 of the French Commercial Code, we will prepare a complementary report, as the case may be, when your Management Board will make use of this authorization.

Neuilly-sur-Seine and Courbevoie, March 25, 2009

The Statutory Auditors

PricewaterhouseCoopers Audit                                                                     Mazars

Eric Dupont – Yves Nicolas                                            Patrick de Cambourg – Jean-Claude Pauly

PricewaterhouseCoopers Audit                                                                                                                                          Mazars

63, rue de villiers                                                                                                                                        61, rue henri Régnault

92208 Neuilly-sur-Seine Cedex                                                                                                                         92400 Courbevoie

Special Report of the Statutory Auditors on the capital increase without preferential subscription rights, reserved for a category of beneficiaries
(General Meeting of the Shareholders on April 30, 2009 – 21st resolution)

This is a free translation into English of the Statutory Auditors’ report issued in the French language and which is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of AXA, and in accordance with the terms of our assignment pursuant to Articles L.225-
135 et seq. of the French Commercial Code, we hereby submit our report on the proposed increase of the share capital without preferential subscription rights, up to a maximum nominal amount of €150 million, and reserved for a category of benefciaries, on which you are being asked to deliberate and vote.

Acting on the basis of its report, your Management Board proposes that you authorize it, for a period of 18 months, to resolve one or several capital increases and that you waive your preferential subscription rights to any securities to be issued, full authority to determine the terms and conditions of this transaction and that you waive your preferential subscription rights.

It comes under the responsibility of your Management Board to prepare a report in accordance with Articles R.225-113 and
R.225-114 of the French Commercial Code. we are required to give our opinion on the fairness of the fgures resulting from the financial statements, on the proposal for suppression of the preferential subscription rights and on other information pertaining to the issue contained in this report.

It is specifed that:

•  the aggregate nominal amount which may result from this resolution and the 20th resolution shall not exceed the above mentioned nominal amount of €150 million;

•  your Management Board proposes that you waive your preferential subscription rights on the ordinary shares to be issued pursuant to this authorization and to reserve the subscription rights to the category of benefciaries meeting the following characteristics: any bank or any entity held by such bank, which, at the request of the Company, participates in the implementation of a structured offer for some or all employees, corporate officers and general insurance agents of companies or economic interest groups affliated to the Company within the meaning of Articles L.225-180 of the French Commercial Code and
Articles L.3344-1 and L.3344-2 of the French Labor Code, incorporated outside France, such structured offer being similar, in terms of economic profle, to the offer made to other employees and corporate officers of the Company or its affliated companies or economic interest groups within the meaning of Article L.225-180 of the French Commercial Code and
Articles L.3344-1 and L.3344-2 of the French Labor Code, that would carried out by virtue of a capital increase made pursuant to the twentieth resolution submitted to this Meeting;

•  the issue price of the new shares to be issued pursuant to this authorization (i) shall not be more than 20% lower than an average quoted price of the share of the Company on euronext Paris over the twenty trading days preceding the day on which the Management Board sets the opening date of the subscription to a capital increase carried out by virtue of the twentieth resolution, nor higher than this average, and, (ii) shall not be more than 20% lower than an average quoted price of the share of the Company on euronext Paris over the twenty trading days preceding the day on which the Management Board sets the opening date of the subscription to a capital increase reserved to a benefciary comprised in the category defined hereinbefore, provided that the structured offer referred to hereabove would not be established concurrently to a capital increase carried out by virtue of the twentieth resolution, nor higher than this average;

•  the Management Board shall be entitled to decide the reduction or cancellation of any discount so granted, if it deems appropriate, in order to take into account, inter alia, legal, social, tax or accountancy regulatory rules applicable locally.

we performed our work in accordance with the standards of our profession applicable in France. Those standards require that we plan and perform procedures to verify the fairness of the information provided in the report of the Management Board and the fairness of the terms and conditions under which the issue price is being determined.

498 2008 ANNUAL REPORT

APPENDICES

Notwithstanding subsequent review of the finals terms under which the proposed capital increase may be conducted, we have no particular observations to make with respect to the methods used to determine the issue price that are described in the report of the Management Board.

To the extent that the amount of the issue price is not set, we do not express any opinion as to the finals terms according to which the capital increase will be carried out, and consequently, as to the proposal for suppression of the preferential subscription rights.

In accordance with Article R.225-116 of the French Commercial Code, we will submit a complementary report, as the case may be, when your Management Board will make use of this authorization.

Neuilly-sur-Seine and Courbevoie, March 25, 2009

The Statutory Auditors

PricewaterhouseCoopers Audit                                                                     Mazars

Eric Dupont – Yves Nicolas                                            Patrick de Cambourg – Jean-Claude Pauly

PricewaterhouseCoopers Audit                                                                                                                                          Mazars

63, rue de villiers                                                                                                                                        61, rue henri Régnault

92208 Neuilly-sur-Seine Cedex                                                                                                                         92400 Courbevoie

Special Report of the Statutory Auditors on the reduction
of share capital by cancellation of repurchased shares

(General Meeting of the Shareholders on April 30, 2009 – 22nd resolution)

This is a free translation into English of the Statutory Auditors’ report issued in the French language and which is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of AXA and as required under the provisions of Article L.225-209 paragraph 7 of the French
Commercial Code in the event of a reduction of capital by cancellation of repurchased shares, we have prepared our report on our assessment of the reasons and conditions of the proposed capital reduction.

we performed our work in accordance with the standards of our profession applicable in France. These standards require that we plan and perform procedures to assess whether the reasons and the conditions of the capital reduction are proper.

This transaction is related to the share repurchase program under which the Company may repurchase its own shares up to a maximum of 10% of its share capital under the conditions set forth in Article L.225-209 of the French Commercial Code. This
share repurchase program is also submitted for approval to your general Meeting (10th resolution) and would be granted for a period of eighteen months.

The Management Board requests you to delegate to it, for a period of eighteen months, full authority so as to cancel the shares purchased under the proposed share repurchase program up to a maximum of 10% of the share capital per 24-month period.

We have no matters to report concerning the reasons and the conditions of the proposed capital reduction.

Neuilly-sur-Seine and Courbevoie, March 25, 2009

The Statutory Auditors

PricewaterhouseCoopers Audit                                                                     Mazars

Yves Nicolas – Eric Dupont                                            Patrick de Cambourg – Jean-Claude Pauly

500 2008 ANNUAL REPORT

APPENDICES

PricewaterhouseCoopers Audit                                                                                                                                          Mazars

63, rue de villiers                                                                                                                                        61, rue henri Régnault

92208 Neuilly-sur-Seine Cedex                                                                                                                         92400 Courbevoie

Special Report of the Statutory Auditors on the preferred shares issue with waiver of preferential subscription rights of Shareholders reserved for AXA Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle

(Extraordinary General Meeting, April 30, 2009 – 23rd resolution)

To the Shareholders of AXA
25 avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of your company, and in accordance with Articles L.228-112 and L.225-138 of the French
Commercial Code, we hereby submit our report on the proposed B category preferred shares issue of up total gross issue proceeds of €2 billion subject to such amount not exceeding €1 billion in total nominal amount, reserved for AXA Assurances IARD Mutuelle
Company and AXA Assurances vie Mutuelle Company, a transaction that is being submitted for your consideration and vote.

your Management Board is asking that you, acting on the basis of its report, delegate to it, with the power to sub-delegate, the full authority to decide the terms of this transaction over a period of 18 months from the general meeting and is proposing that you waive your preferential subscription rights to any preferred shares to be issued within the limitations provided in the bylaws and resolutions submitted for your vote and consideration.

your Management Board is required to prepare a report in compliance with Articles R.225-114 and R.228-17 of the French
Commercial Code. our role is to assess the proposed capital increase, the proposed waiver of preferential subscription rights and certain other disclosures pertaining to the issuance and contained in this report.

It is specifed that:

•  The aggregate amount of capital increases done by means of issues of preferred shares which may be carried out under this resolution as well as the 24th and 25th resolutions submitted to this general meeting, shall not exceed, in addition to the limits provided by law, total gross issue proceeds of €2 billion subject to such amount not exceeding €1 billion in total nominal amount.

•  The preferred shares to be issued shall not have voting rights at general meetings nor preferential subscription rights to any capital increase in cash. They will have a right to a preferred dividend and a priority right in any winding-up over that of ordinary shares. They will not be convertible into ordinary shares.

•  The issue price of the preferred shares will be decided by the Management Board at the time of its decision to carry out the issue. It will be equal to the volume-weighted average quoted price of AXA’s ordinary shares on euronext Paris during the
20 day trading period preceding the date on which the decision to issue the preferred shares is made.

•  The terms to determine the preferred dividend, which will be announced each year at the general meeting and paid to preferred shareholders, will be determined by the Management Board at the time of its decision to carry out the issue, within the limitations provided in the Bylaws. This dividend shall be determined within a range of a multiple between 1.2 and 1.8 of the dividend paid for any ordinary share in respect of the prior fiscal year.

In addition, this preferred dividend may not be less than the minimum dividend nor greater than the maximum dividend set by the Management Board at the time of its decision to carry out the issue. The minimum dividend will be between 6% and 8%
of the current amount of the relevant preferred share in respect of the prior fiscal year (this amount corresponds to the issue price of the preferred share, as reduced in the event of absorption of losses) and the maximum dividend will be between 10%
and 14% of the same amount.

In the case where all or a part of the preferred dividend will not be paid for the fiscal year, the preferred dividend will not be carried forward for future fiscal years.

In any event, the total preferred dividend paid to preferred shareholders during any fiscal year may not exceed 90% of the earnings available for distribution of the relevant fiscal year.

No dividend may be paid to the holders of ordinary shares if the preferred dividend for the relevant fiscal year has not been paid in full.

•  The preferred shares may be repurchased by AXA in accordance with the terms set out in the Bylaws and in particular, at any time as from the fifth anniversary of their issue date, subject to the prior approval by the French insurance regulator (Autorité
de Contrôle des Assurances et Mutuelles). They shall be repurchased at their issue price increased by, in certain cases, a rate corresponding to the rate set by the Management Board, at the time of its decision to carry out the issue, to calculate the minimum dividend (i.e. comprised between 6% and 8%).

We have performed our work in accordance with the standards of our profession applicable in France. These standards require us to examine and verify the content of the Management Board report on this transaction on the reasons for waiving the preferential subscription rights, the characteristics of the preferred shares and the terms and conditions to determine their issue price.

Notwithstanding subsequent review of the terms and conditions under which any of these capital increases may be decided, we have no particular observations to make with respect to the share capital increase envisaged, the methods used to determine the issue price that are described in the Management Board report, nor on the information given, in such report, relating to the characteristics of the preferred shares.

As the amount of the issue price is not yet determined, we express no conclusion on the final terms and conditions under which the capital increase will be carried out and consequently on the proposal that is made to you to waive your preferential subscription rights although the principle of waiving your preferential subscription rights logically follows from the nature of the transaction envisaged and submitted for your approval.

In compliance with Article R.225-116 of the French Commercial Code, we will prepare a supplementary report when and if your
Management Board makes use of this authorization.

Neuilly-sur-Seine and Courbevoie, March 25, 2009

The Statutory Auditors

PricewaterhouseCoopers Audit                                                                     Mazars

Eric Dupont – Yves Nicolas                                            Patrick de Cambourg – Jean-Claude Pauly

502 2008 ANNUAL REPORT

APPENDICES

PricewaterhouseCoopers Audit                                                                                                                                          Mazars

63, rue de villiers                                                                                                                                        61, rue henri Régnault

92208 Neuilly-sur-Seine Cedex                                                                                                                         92400 Courbevoie

Special Report of the Statutory Auditors on the preferred shares issue maintaining the preferential subscription rights of Shareholders

(Extraordinary General Meeting, April 30, 2009 – 24th resolution)

To the shareholders of AXA
25 avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of your company, and in accordance with Article L.228-12 of the French Commercial
Code, we hereby submit our report on the proposed B category preferred shares issue of up total gross issue proceeds of
€2 billion subject to such amount not exceeding €1 billion in total nominal amount, a transaction that is being submitted for your consideration and vote.

your Management Board is asking that you, acting on the basis of its report, delegate to it, with the power to sub-delegate, the full authority to decide the terms of this transaction over a period of 26 months from this general meeting; within the limitations provided in the bylaws and resolutions submitted for your vote and consideration.

your Management Board is required to prepare a report in compliance with Article R.228-17 of the French Commercial Code.
our role is to assess the proposed capital increase and certain other disclosures pertaining to the issuance and contained in this report.

It is specifed that:

•  The aggregate amount of capital increases done by means of issues of preferred shares which may be carried out under this resolution as well as the 23rd and 25th resolutions submitted to this general meeting, shall not exceed, in addition to the limits provided by law, total gross issue proceeds of €2 billion subject to such amount not exceeding €1 billion in total nominal amount.

•  The preferred shares to be issued shall not have voting rights at general meetings nor preferential subscription rights to any capital increase in cash. They will have a right to a preferred dividend and a priority right in any winding-up over that of ordinary shares. They will not be convertible into ordinary shares.

•  The issue price of the preferred shares will be decided by the Management Board at the time of its decision to carry out the issue. It will be equal to the volume-weighted average quoted price of AXA’s ordinary shares on euronext Paris during the
20 day trading period preceding the date on which the decision to issue the preferred shares is made.

•  The terms to determine the preferred dividend, which will be announced each year at the general meeting and paid to preferred shareholders, will be determined by the Management Board at the time of its decision to carry out the issue, within the limitations provided in the Bylaws. This dividend shall be determined within a range of a multiple between 1.2 and 1.8 of the dividend paid for any ordinary share in respect of the prior fiscal year.

In addition, this preferred dividend may not be less than the minimum dividend nor greater than the maximum dividend set by the Management Board at the time of its decision to carry out the issue. The minimum dividend shall be between 6% and 8%

of the current amount of the relevant preferred share in respect of the prior fiscal year (this amount corresponds to the issue price of the preferred share, as reduced in the event of absorption of losses) and the maximum dividend will be between 10%

and 14% of the same amount.

In the case where all or a part of the preferred dividend will not be paid for the fiscal year, the preferred dividend will not be carried forward for future fiscal years.

In any event, the total preferred dividend paid to preferred shareholders during any fiscal year may not exceed 90% of the earnings available for distribution of the relevant fiscal year.

No dividend may be paid to the holders of ordinary shares if the preferred dividend for the relevant fiscal year has not been paid in full.

•  The preferred shares may be repurchased by AXA in accordance with the terms set out in the Bylaws and in particular, at any time as from the fifth anniversary of their issue date, subject to the prior approval by the French insurance regulator (Autorité
de Contrôle des Assurances et Mutuelles). They shall be repurchased at their issue price increased by, in certain cases, a rate corresponding to the rate set by the Management Board, at the time of its decision to carry out the issue, to calculate the minimum dividend (i.e. comprised between 6% and 8%).

We have performed our work in accordance with the standards of our profession applicable in France. These standards require us to examine and verify the content of the Management Board report on the characteristics of the preferred shares and the terms and conditions to determine their issue price.

Notwithstanding subsequent review of the terms and conditions under which any of these capital increases may be decided, we have no particular observations to make with respect to the share capital increase envisaged, the methods used to determine the issue price that are described in the Management Board report, nor on the information given, in such report, relating to the characteristics of the preferred shares.

As the amount of the issue price is not yet determined, we express no conclusion on the final terms and conditions under which the capital increase will be carried out.

In compliance with Article R.225-116 of the French Commercial Code, we will prepare a supplementary report when and if your
Management Board makes use of this authorization.

Neuilly-sur-Seine and Courbevoie, March 25, 2009

The Statutory Auditors

PricewaterhouseCoopers Audit                                                                     Mazars

Eric Dupont – Yves Nicolas                                            Patrick de Cambourg – Jean-Claude Pauly

504 2008 ANNUAL REPORT

APPENDICES

PricewaterhouseCoopers Audit                                                                                                                                          Mazars

63, rue de villiers                                                                                                                                        61, rue henri Régnault

92208 Neuilly-sur-Seine Cedex                                                                                                                         92400 Courbevoie

Special Report of the Statutory Auditors on the preferred shares issue without preferential subscription rights of Shareholders

(Extraordinary General Meeting, April 30, 2009 – 25th resolution)

To the Shareholders of AXA
25 avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of your company, and in accordance with Articles L.228-112 and L.225-136 of the French
Commercial Code, we hereby submit our report on the proposed B category preferred shares issue of up total gross issue proceeds of €2 billion subject to such amount not exceeding €1 billion in total nominal amount, a transaction that is being submitted for your consideration and vote.

your Management Board is asking that you, acting on the basis of its report, delegate to it, with the power to sub-delegate, the full authority to decide the terms of this transaction over a period of 26 months from this general meeting and is proposing that you renounce your preferential subscription rights to any preferred shares to be issued within the limitations provided in the bylaws and resolutions submitted for your vote and consideration.

your Management Board is required to prepare a report in compliance with Articles R.225-114 and R.228-17 of the French
Commercial Code. our role is to assess the proposed capital increase, the proposed waiver of preferential subscription rights and certain other disclosures pertaining to the issuance and contained in this report.

It is specifed that:

•  The aggregate amount of capital increases done by means of issues of preferred shares which may be carried out under this resolution as well as the 23rd and 24th resolutions submitted to this general meeting, shall not exceed total gross issue proceeds of €2 billion subject to such amount not exceeding €1 billion in total nominal amount.

•  The preferred shares to be issued shall not have voting rights at general meetings nor preferential subscription rights to any capital increase in cash. They will have a right to a preferred dividend and a priority right in any winding-up over that of ordinary shares. They will not be convertible into ordinary shares.

•  The issue price of the preferred shares will be decided by the Management Board at the time of its decision to carry out the issue. The issue price (i) will be equal to the volume-weighted average quoted price of AXA’s ordinary shares on euronext Paris during the 20 day trading period preceding the date on which the decision to issue the preferred shares is made and/or (ii)
in the event preferred shares fungible with other preferred shares are already issued and listed, will be equal to the minimum authorized by law.

•  The terms to determine the preferred dividend, which will be announced each year at the general meeting and paid to preferred shareholders, will be determined by the Management Board at the time of its decision to carry out the issue, within the limitations provided in the Bylaws. The dividend shall be determined within a range of a multiple between 1.2 and 1.8 of the dividend paid for any ordinary share in respect of the prior fiscal year.

In addition, this preferred dividend may not be less than the minimum dividend nor greater than the maximum dividend set by the Management Board at the time of its decision to carry out the issue. The minimum dividend will be between 6% and 8%

of the current amount of the relevant preferred in respect of the prior fiscal year (this amount corresponds to the issue price of the preferred share, as reduced in the event of absorption of losses) and the maximum dividend will be between 10% and

14% of the same amount.

In the case where all or a part of the preferred dividend will not be paid during the fiscal year, the preferred dividend will not be carried forward for future fiscal years.

In any event, the total preferred dividend paid to preferred shareholders during any fiscal year may not exceed 90% of the earnings available for distribution of the relevant fiscal year.

No dividend may be paid to the holders of ordinary shares if the preferred dividend for the relevant fiscal year has not been paid in full.

•  The preferred shares may be repurchased by AXA in accordance with the terms set out in the Bylaws and in particular, at any time as from the fifth anniversary of their issue date, subject to the prior approval by the French insurance regulator (Autorité
de Contrôle des Assurances et Mutuelles). They shall be repurchased at their issue price increased by, in certain cases, a rate corresponding to the rate set by the Management Board, at the time of its decision to carry out the issue, to calculate the minimum dividend (i.e. comprised between 6% and 8%).

We have performed our work in accordance with the standards of our profession applicable in France. These standards require us to examine and verify the content of the Management Board report on this transaction on the reasons for waiving the preferential subscription rights, the characteristics of the preferred shares and the terms and conditions to determine their issue price.

Notwithstanding subsequent review of the terms and conditions under which any of these capital increases may be decided, we have no particular observations to make with respect to the share capital increase envisaged, the methods used to determine the issue price that are described in the Management Board report, nor on the information given, in such report, relating to the characteristics of the preferred shares.

As the amount of the issue price is not yet determined, we express no conclusion on the final terms and conditions under which the capital increase will be carried out and consequently on the proposal that is made to you to waive your preferential subscription rights although the principle of waiving your preferential subscription rights logically follows from the nature of the transaction envisaged and submitted for your approval.

In compliance with Article R.225-116 of the French Commercial Code, we will prepare a supplementary report when and if your
Management Board makes use of this authorization.

Neuilly-sur-Seine and Courbevoie, March 25, 2009

The Statutory Auditors

PricewaterhouseCoopers Audit                                                                     Mazars

Eric Dupont – Yves Nicolas                                            Patrick de Cambourg – Jean-Claude Pauly

2008 ANNUAL REPORT

APPENDICES

PricewaterhouseCoopers Audit                                                                                                                                          Mazars

63, rue de villiers                                                                                                                                        61, rue henri Régnault

92208 Neuilly-sur-Seine Cedex                                                                                                                         92400 Courbevoie

Special Report of the Statutory Auditors on the insertion in the Bylaws of the terms of repurchase or reimbursement of the preferred shares

(Extraordinary General Meeting, April 30, 2009 – 26th resolution)

To the shareholders of AXA
25 avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of your Company, and in accordance with Article R.228-20 of the French Commercial Code, we hereby submit our report on the terms of repurchase or reimbursement of the category B preferred shares whose insertion in the Bylaws is envisaged as part of a transaction that is being submitted for your consideration and vote.

Your Management Board is required to prepare a report stating the terms of the repurchase or reimbursement of these preferred shares and to make available its and the Auditors’ reports provided under Article R.228-19 of the French Commercial Code.
our role is to assess the terms of the repurchase or reimbursement of the category B preferred shares whose insertion into the bylaws is envisaged.

We have performed our work in accordance with the standards we deemed necessary. These standards require us to examine and verify the content of the Management Board report on the terms of repurchase or reimbursement of the category B preferred shares.

We have no observations to make with respect to the terms of repurchase or reimbursement of the category B preferred shares whose insertion into the bylaws is envisaged.

In compliance with Article R.228-19 of the French Commercial Code, we will prepare a report upon the decision by your
Management Board to issue category B preferred shares, in accordance with the provisions of the bylaws.

Neuilly-sur-Seine and Courbevoie, March 25, 2009

The Statutory Auditors

PricewaterhouseCoopers Audit                                                                     Mazars

Eric Dupont – Yves Nicolas                                            Patrick de Cambourg – Jean-Claude Pauly

PricewaterhouseCoopers Audit                                                                                                                        Mazars & Guérard

63, rue de Villiers                                                                                                                                      61, rue Henri Régnault

92208 Neuilly-sur-Seine Cedex                                                                                                                         92400 Courbevoie

Complementary report of the Statutory Auditors on the capital increase reserved for employees enrolled in a Company Savings Plan

This is a free translation into English of the Statutory Auditors’ report issued in the French language and which is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Management Board

AXA

25, avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of AXA and pursuant to the provisions of Article R.225-116 of the French Commercial Code,
we hereby present a complementary report to our special report of March 25, 2008 on the issue of shares, without preferential subscription rights, reserved to employees or former employees of AXA enrolled in the Group Company Savings Plan (P.E.E.G)
or the Group International Savings Plan (P.I.A.G) as authorized by the Annual general Meeting on April 22, 2008.

This Meeting delegated its authority to the Management Board to set the finals terms of such transactions, over a period of eighteen months, up to a maximum nominal amount of €100 million.

Pursuant to this delegation of authority, the Management Board decided, at its Meeting of September 15, 2008, to carry out a capital increase by issuing a maximum amount of 43,668,122 shares of the Company having the following issue prices:

•  under the traditional plan, a unit price of €17.18, equal to 80% of the average closing price of the AXA share over the 20 trading days preceding, and including, September 12;

•  under the leverage plan, a unit price of €18.43, equal to 85.85% of the average closing price of the AXA share over the
20 trading days preceding, and including, September 12;

•  for the shares with stock warrants attached (actions à bons de souscription d’actions) offered to employees in germany, a unit price of €21.47, that is 100% of the average opening price of the AXA share over the 20 trading days preceding, and including,
September 12.

It is the responsibility of the Management Board to prepare a supplementary report in accordance with Articles R.225-115 and
R.225-116 of the French Commercial Code. we are required to give our opinion on the fairness of the fgures resulting from the financial statements, on the proposal to waive the shareholders’ preferential subscription rights, and on certain other information concerning the issue and contained in this report.

We performed our work in accordance with the standards of our profession applicable in France. Those standards require that we plan and perform procedures to verify:

•  the fairness of the fgures taken from the interim financial statements as of June 30, 2008, prepared under the responsibility of the Management Board in accordance with the same methods and pursuant to the same presentation as the last annual financial statements. we conducted a limited review of those interim financial statements in accordance with the professional standards applicable in France;

•  the conformity of the terms and conditions of the transaction with regards to the delegation of authority granted by the general
Meeting, and the fairness of the information provided in the supplementary report of the Management Board relative to the calculation methods and amounts of the issue price.

508 2008 ANNUAL REPORT

APPENDICES

We have no matters to report on:

•  the fairness of the fgures resulting from the Company’s financial statements and contained in the complementary report of the Management Board;

•  the conformity of the terms and conditions of the transaction with regards to the delegation of authority granted by the general
Meeting of April 22, 2008 and with the information provided at that Meeting;

•  the proposal to waive the shareholders’ preferential subscription rights, which you have already approved, the choice of the calculation methods of the issue price, and its final amount ;

•  the presentation of the issue impact on the position of owners of equity securities having regard to the shareholders’ equity and the share trade value .

Neuilly-sur-Seine and Courbevoie, September 26, 2008

The Statutory Auditors

PricewaterhouseCoopers Audit                                                            Mazars & Guérard

Eric Dupont – Yves Nicolas                                                             Patrick de Cambourg

RESOLUTIONS SUBMITTED BY THE AXA’S MANAGEMENT BOARD

ORDINARY RESOLUTIONS

First resolution

Approval of the Company’s financial statements for 2008 – parent only

The Shareholders, having fulflled the quorum and majority requirements pertaining to ordinary general meetings, and having reviewed the Management Board Reports, the Supervisory Board Report relative to the Management Board Report and the financial statements for the year ended December 31, 2008, and the Statutory Auditors’ Report on the financial statements,

hereby approve the financial statements of AXA (the “Company”) for the year ended December 31, 2008 as presented, together with the transactions refected therein or referred to in the aforementioned reports.

Second resolution

Approval of the consolidated financial statements for 2008

The Shareholders, having fulflled the quorum and majority requirements pertaining to ordinary general meetings, and having reviewed the Management Board Reports, the Supervisory Board Report relating to the Management Board Report and the financial statements for the year ended December 31, 2008, and the Statutory Auditors’ Report on the consolidated financial statements,

hereby approve the Company’s consolidated financial statements for the year ended December 31, 2008 as presented, together with the transactions refected therein or referred to in the aforementioned reports.

Third resolution

Earnings appropriation and declaration of a dividend of €0.40 per share

The Shareholders, having fulflled the quorum and majority requirements pertaining to ordinary general meetings, upon recommendation of the Management Board and having noted that losses for the year ended December 31, 2008 amount to
€1,252,766,940

hereby resolve to appropriate the losses of the fiscal year 2008 as follows:

•  appropriation on the retained earnings for an amount of €17,248,117

•  appropriation on the reserve for contingencies (réserve pour éventualités diverses) for an amount of €1,235,518,823 hereby resolve the distribution of a dividend to the benefit of shareholders, charged on the reserve for contingencies (réserve pour éventualités diverses), that amount to €835,663,267.60.

The Shareholders further resolve that the dividend of €0.40 for each of the 2,089,158,169 ordinary shares earning dividends as from January 1st, 2008, shall be made available for payment on May 12, 2009.

Pursuant to paragraph 2° of Article 158.3 of the French general Tax Code (Code Général des Impôts), all natural persons deemed to be French resident for tax purposes are eligible for a 40% tax relief on the dividend, that is €0.16 per share, provided that the option for a fat deduction at source provided under Article 117 quater of the French general Tax Code has not been exercised in relation to these dividends or other earnings received during the same fiscal year.

Save the dividend referred to hereinbefore, no other earnings, whether or not eligible to the above-mentioned 40% tax relief, are distributed pursuant to this general Meeting.

For information, the following dividends per share, dividends with tax relief, and dividends without tax relief, were granted for the preceding three fiscal years:

	Fiscal year 2005	Fiscal year 2006	Fiscal year 2007
Dividend per share	€0.88	€1.06	€1.20
Dividend with tax relief	€0.88	€1.06	€1.20
Dividend without tax relief	–	–	–

For dividends received as from January 1st, 2008, the benefciaries having opted for a fat deduction at source are not entitled to the aforementioned tax relief.

In the event that the Company holds certain of its own shares at the time dividends are made available for payment, the corresponding dividends shall be appropriated to retained earnings.

510 2008 ANNUAL REPORT

APPENDICES

Fourth resolution

Approval of the Statutory Auditors’ Special Report on regulated agreements

The Shareholders, having fulflled the quorum and majority requirements pertaining to ordinary general meetings, and having reviewed the Statutory Auditors’ Special Report on agreements falling within the scope of Article L.225-86 of the French Commercial
Code (Code de commerce), hereby approve the aforementioned report, which does not mention the existence of any new regulated agreements falling within the scope of the aforementioned Article and that were entered into over the year ended December 31,
2008.

Fifth resolution

Re-appointment of Mr. Jacques de Chateauvieux to the Supervisory Board

The Shareholders, having fulflled the quorum and majority requirements pertaining to ordinary general meetings and pursuant to Article 10 of the Company’s Bylaws, hereby re-appoint Mr. Jacques de Chateauvieux to the Supervisory Board for a term of four years expiring at the close of the general Meeting of Shareholders called in 2013 to approve the financial statements of the preceding fiscal year.

Sixth resolution

Re-appointment of Mr. Anthony Hamilton to the Supervisory Board

The Shareholders, having fulflled the quorum and majority requirements pertaining to ordinary general meetings and pursuant to Article 10 of the Company’s Bylaws, hereby re-appoint Mr. Anthony Hamilton to the Supervisory Board for a term of four years expiring at the close of the general Meeting of Shareholders called in 2013 to approve the financial statements of the preceding fiscal year.

Seventh resolution

Re-appointment of Mr. Michel Pébereau to the Supervisory Board

The Shareholders, having fulflled the quorum and majority requirements pertaining to ordinary general meetings and pursuant to Article 10 of the Company’s Bylaws, hereby re-appoint Mr. Michel Pébereau to the Supervisory Board for a term of four years expiring at the close of the general Meeting of Shareholders called in 2013 to approve the financial statements of the preceding fiscal year.

Eighth resolution

Re-appointment of Mrs. Dominique Reiniche to the Supervisory Board

The Shareholders, having fulflled the quorum and majority requirements pertaining to ordinary general meetings and pursuant to Article 10 of the Company’s Bylaws, hereby re-appoint Mrs. Dominique Reiniche to the Supervisory Board for a term of four years expiring at the close of the general Meeting of Shareholders called in 2013 to approve the financial statements of the preceding fiscal year.

Ninth resolution

Appointment of Mr. Ramon de Oliveira to serve as a member of the Supervisory Board

The Shareholders, having fulflled the quorum and majority requirements pertaining to ordinary general meetings and pursuant to Article 10 of the Company’s Bylaws, hereby appoint Mr. Ramon de Oliveira to serve as a member of the Supervisory Board, replacing Mr. Henri Lachmann whose term of office expires at the end of this general Meeting, for a four-year term expiring at the close of the general Meeting of Shareholders in 2013 called to approve the financial statements of the preceding fiscal year.

Tenth resolution

Authorization granted to the Management Board to purchase shares of the Company

The Shareholders, having fulflled the quorum and majority requirements pertaining to ordinary general meetings, and having reviewed the Management Board Report and the Description of the share repurchase program established in compliance with
Articles 241-1 et seq. of the Autorité des Marchés Financiers (the “AMF”) general Regulation:

1) hereby authorize the Management Board, pursuant to Articles L.225-209 et seq. of the French Commercial Code, to purchase a maximum of 10% of the total number of ordinary shares comprising the Company’s share capital at any given time, or 5%
of the total number of shares comprising the Company’s share capital in the case of shares acquired by the Company with the purpose of holding them for subsequent payment or tender in a merger, spin-off or contribution, provided that these limits may be assessed at any time whatsoever, by applying the percentage to an adjusted amount of share capital after the completion of capital transactions that may affect it after the date of this Meeting. The number of shares of its own stock that the Company can hold at any given time must not exceed 10% of the existing ordinary shares outstanding.

2)   Resolve that these ordinary shares may be acquired for the purpose of: a) optimizing the liquidity of AXA ordinary shares, notably to foster regular and liquid trading in the securities through a liquidity contract that complies with the Association
Française des Marchés Financiers (AMAFI) Code of conduct approved by the AMF, and agreed to with an investment service provider, in compliance with market practice accepted by the AMF, provided that, for the calculation of the 10% limit provided for in paragraph 1) of this resolution, the number of such repurchased shares will be equal to the purchased shares minus the shares that would have been resold within the duration of this resolution b) (i) hedging stock options offered to some or all employees or eligible corporate officers of the Company and/or affliated entities or economic interest Groups as defined in
Article L.225-180 of the French Commercial Code, (ii) granting free shares to some or all eligible corporate officers, employees, former employees and general insurance agents enrolled in a employer-sponsored company savings plan sponsored by the
Company or the AXA Group, (iii) granting free shares to some or all employees or eligible corporate officers of the Company and/or its affliated entities or economic interest groups notably in accordance with Article L.225-197-2 of the French Commercial
Code, in connection with the provisions of Articles L.225-197-1 et seq. of the French Commercial Code, and (iv) assigning shares to some or all employees, former employees, eligible corporate officers and general insurance agents of the Company or the AXA Group in connection with the implementation of any employee savings plan in accordance with the applicable laws and regulations, notably the Articles L.3332-1 et seq. of the French Labor Code, or any other employee savings plans,
c) holding shares for the purpose of subsequent payment or in exchange in respect of potential external growth acquisitions, in compliance with the market practice accepted by the AMF, d) delivering shares upon exercise of rights attached to debt instruments giving a claim on the Company’s share capital by way of repayment, conversion, exchange, presentation of a warrant or in any other manner e) canceling some or all of these shares, provided that the Management Board is duly authorized by the Shareholders, under an extraordinary resolution, to reduce the capital through the cancellation of the shares acquired pursuant to a share repurchase program, or, f) in general, performing all operations admissible, or to be subsequently admitted, by the laws and regulations in force.

3)   Resolve that the maximum purchase price per share shall not exceed €30 (or the equivalent of this amount on the same date in any other currency). however, in the event of transactions concerning the Company’s share capital, in particular a modifcation of the ordinary share’s nominal value, a capital increase via capitalization of reserves followed by the issuance and the free allotment of shares, a stock split or a re-bundling of shares, the Management Board may adjust the maximum purchase price referred to above in order to take into account the impact of such transactions on the value of the share. For reference purpose only, pursuant to Article R.225-151 of the French Commercial Code, as at February 12,
2009, without taking into consideration the shares already held, the maximum global amount that may be allocated by the
Company to the ordinary shares repurchase program under this resolution would be €6,267,474,480, corresponding to
208.915.816 ordinary shares acquired at the maximal unit price of€30 determined hereinbefore and on the basis of the share capital as at January 21, 2009.

4)   Resolve that the acquisition, sale or transfer of these shares may be completed and paid by all appropriate means in accordance with the applicable laws and regulations, including through open market transactions or private agreements, over-the-counter and in particular through block trades, by using financial derivatives or warrants or, more generally, through securities entitling to shares of the Company, or through public offerings, at such time as the Management Board shall decide.

Resolve that, in the event of a public offer on the AXA’s shares, the Company may pursue the execution of its share repurchase program in accordance with Article 232-17 of the AMF general Regulation, and only if (i) the offer to purchase Company shares is paid for exclusively and entirely in cash and if (ii) the repurchase transactions carried out pursuant to a program in progress are consistent with the objectives mentioned in points b) and d) of paragraph 2) above and are not likely to compromise the success of the offer.

The Shareholders hence grant full authority to the Management Board, including the option to sub-delegate authority under the provisions of the law, to (i) resolve and implement this authorization, (ii) specify, if need be, its terms and conditions in accordance with the applicable laws and this resolution, and, in particular (iii) execute all share trading orders, conclude agreements including with the purpose of complying record-keeping requirements on buy and sell transactions, fle all required disclosures with the AMF or any other such organizations, comply with all formal, legal and other requirements and, as a general matter, take all necessary or appropriate measures in connection therewith.

This authorization replaces and renders null and void the unused portion of the authorization granted by the Shareholders at their Meeting of April 22, 2008, under the ffteenth resolution. It is granted for a period of 18 months, starting from the date of this Meeting.

EXTRAORDINARY RESOLUTIONS

Eleventh resolution

Delegation of authority to the Management Board in order to increase the share capital by means of capitalization of reserves, earnings or premiums

The Shareholders, having fulflled the quorum and majority requirements pertaining to ordinary general meetings, and having reviewed the Management Board Report, pursuant to the provisions of Articles L.225-129-2 and L.225-130 of the French
Commercial Code,

1) hereby authorize the Management Board to resolve one or several capital increases, in such amounts and at such time as it shall choose, by means of capitalization of reserves, earnings or premiums, to be achieved by increasing the nominal value of existing shares and/or allotting new shares free of charge. The foregoing is subject to (i) the implementation by the Management

512 2008 ANNUAL REPORT

APPENDICES

Board of any of the delegations of authority set forth in the twenty-third to twenty-fifth resolutions submitted to this general
Meeting, and (ii) the approval the twenty-sixth resolution below relative to the amendment of the Bylaws appearing in Appendix, the owners of preferred shares will not have any rights in the capital increases carried out by virtue of this resolution, except if these capital increases would be carried out by capitalization of reserves, earnings or premiums. In this latter case and within the terms and conditions defined when the capital increase was decided, the owners of preferred shares will either benefit from (i) an increase of their preferred shares’ nominal value in the same proportion as the ordinary shares’ or from (ii) a free allotment of preferred shares of the same category of the preferred shares that have entitle to the free allotment.
The total nominal amount of capital increases that may be carried out by virtue of this delegation shall not exceed €1 billion, representing, for reference purpose only, approximately 20.9% of the Company’s share capital as at January 21, 2009. The upper limit of this authorization is separate and distinct from the upper limits applying to the issues of ordinary shares, securities granting a claim on the capital or preferred shares authorized by the subsequent resolutions submitted to this Meeting. The nominal value of additional shares to be issued in order to safeguard the rights of owners of securities or other rights giving a claim to the Company’s share capital that can be issued by virtue of this resolution, as required by the law or applicable contractual terms providing for other cases of adjustment, shall be added to this upper limit.

2) Resolve that the Management Board shall have full powers, including the option to sub-delegate authority under the provisions of the law, to implement this resolution, in particular to:

• determine amount and type of the sums to be capitalized;

• determine the number of new ordinary or preferred shares to be issued and/or the amount of which the nominal value of the existing shares comprising the Company’s share capital will be increased;

• set the date – even retroactive – as from which the new shares will earn dividend or as from which the increase of the existing shares’ nominal value will be effective;

• resolve that, in the event the capital increase takes the form of an allotment of shares free of charge, and in accordance with the provisions of Article L.225-130 of the French Commercial Code, the odd lot of the allotment rights shall not be negotiable nor assignable, and that the corresponding shares shall be sold, with the proceeds of such sale being distributed among the owners of the allotment rights within the timeframe set forth in the applicable regulations;

• take all necessary measures in order to safeguard the rights of owners of securities giving a claim to shares of the
Company, in compliance with the laws and regulations, and if applicable, the contractual terms providing for other cases of adjustment;

• charge the expenses related to the corresponding capital increase to one or several available reserve accounts, and if it deems appropriate, to deduct the required sums in order to bring the legal reserve to one-tenth of new share capital resulting from each increase;

• and, in general, to take all measures and comply with all formal, legal, and other requirements in furtherance of each capital increase, and amend the Bylaws accordingly.

This authorization replaces and renders null and void the non-utilized portions of the authorization granted by the Shareholders at their Meeting of May 14, 2007, under the fourteenth resolution. It is granted for a period of 26 months, starting from the date of this Meeting.

Twelfth resolution

Delegation of authority to the Management Board in order to increase the share capital of the Company by issuing ordinary shares or securities giving a claim to ordinary shares of the Company or one of its subsidiaries, with preferential subscription rights of shareholders

The Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, having reviewed the Management Board Report and the Statutory Auditors’ Special Report, and having noted that the Company’s share capital is fully paid up, pursuant to the provisions of Articles L.225-129-2, L.228-92 and L.228-93 of the French Commercial
Code,

1)   hereby authorize the Management Board to resolve one or several capital increases, in France or abroad, by issuing ordinary shares of the Company and/or securities giving an immediate and/or deferred claim, by any means, on existing or future ordinary shares of the Company, or a company in which it directly or indirectly owns more than half of the capital (a “Subsidiary”), with preferential subscription rights maintained.

The total nominal amount of the capital increases that may be carried out by virtue of this delegation shall not exceed €2 billion representing, for reference purpose only, approximately 41.80% of the Company’s share capital as at January 21, 2009, provided that the nominal amount of capital increases that may be carried out by virtue of this resolution and the thirteenth to eighteenth resolutions will be deducted from this upper limit. The nominal value of additional shares to be issued in order to safeguard the rights of owners of securities or other rights giving a claim to the Company’s share capital that can be issued by virtue of this resolution, as required by the law or applicable contractual terms providing for other cases of adjustment, shall be added to this upper limit.

2)   Resolve that the securities giving a claim to the share capital of the Company or a Subsidiary issued by virtue of this resolution may, in particular, consist in debt instruments, be combined with the issue of such debt instruments, or consist in instruments enabling the issue of such debt instruments. These securities may or may not be subordinated or dated, and may be issued in euros, in any other currency, or in any monetary unit established by reference to several currencies.

The nominal amount of the debt instruments accordingly issued shall not exceed €6 billion, or the equivalent amount in another currency or any other monetary unit established by reference to several currencies, determined on the date on which the decision to issue is made. This upper limit is common to all debt instruments issued by virtue of this resolution and the thirteenth to seventeenth resolutions hereinafter; it is independent from the amount of securities giving the right to an allotment of debt instruments that may be issued by virtue of the nineteenth resolution hereinafter, as well as from the amount of the debt instruments issued upon decision or authorization of the Management Board in accordance with Article L.228-40 of the
French Commercial Code.

3)   Duly note that the Shareholders have preferential subscription rights to ordinary shares and securities to be issued by virtue of this resolution, pro rata the number of shares they own. The Management Board shall set the conditions and restrictions under which the Shareholders may exercise their preferential subscription rights on the basis of their exact rights, as provided by law. Furthermore, the Management Board may grant Shareholders the right to subscribe an additional number of shares to which they are entitled as of right, anyhow to be exercised pro rata their subscription rights and limited to the number of shares requested.

If the issues of shares or securities above defined are undersubscribed by the Shareholders, the Management Board may
implement any or all of the options, in the order it considers appropriate, granted to it by Article L.225-134 of the French
Commercial Code, in particular, by offering all or a portion of the unsubscribed securities to the public.

4)   Duly note that this resolution entails the express waiver by the Shareholders of their preferential subscription rights on the ordinary shares of the Company which may be granted with respect to the securities that would be issued by virtue of this delegation.

5)   Resolve that the Management Board shall have full powers, including the option to sub-delegate authority under the provisions of the law, to implement this resolution, in particular to:

• determine the category of the securities issued and determine, taking into account the indications set forth in its report,
(i) their subscription price, with or without payment of a premium, (ii) the methods of paying up the securities issued, (iii)
the date – even retroactive – as of which they shall earn dividends, (iv) the conditions under which the securities shall give a claim to ordinary shares of the Company or a Subsidiary, if applicable, (v) the terms and conditions of the freely allotted securities giving a claim to shares of the Company, (vi) the conditions of their repurchase on the Stock exchange and their possible cancellation, as well as the option to suspend the exercise of the rights to be granted ordinary shares in respect to the securities to be issued;

• determine all the characteristics, amounts and terms of every issue and of all securities issued. The Management Board shall also determine, in the event the securities issued may consist in debt instruments or be combined with debt instruments, whether or not they shall have a term date, and the amount of their remuneration;

• take all necessary measures in order to safeguard the rights of owners of securities or other rights giving a claim to shares of the Company, in compliance with the laws and regulations, and if applicable, the contractual terms providing for other cases of adjustment;

• charge on the share premium(s), if need be, all expenses related to the completion of the issue, as well as all sums required in order to bring the legal reserve to one-tenth of the share capital; and, in general, take all necessary measures;

• conclude all agreements, especially in order to ensure the furtherance of all issues, to complete – or, if applicable, to postpone –
the aforementioned issues, in one or more offerings and in such amounts and at such time as it shall decide, in France and/or, if applicable, abroad and/or on the international market;

• acknowledge the completion of the capital increases resulting from this resolution and amend the Bylaws accordingly.
Furthermore, the Management Board shall comply with all formal, legal and other requirements, fle all required disclosures, and request all authorizations that prove to be necessary to complete these issues.

This authorization replaces and renders null and void the non-utilized portions of the authorization granted by the Shareholders at their Meeting of May 14, 2007, under the ffteenth resolution. It is granted for a period of 26 months, starting from the date of this Meeting.

Thirteenth resolution

Delegation of authority to the Management Board in order to increase the share capital by issuing ordinary shares or securities giving a claim to ordinary shares of the Company or one of its subsidiaries, without preferential subscription rights of shareholders

The Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, having reviewed the Management Board Report and the Statutory Auditors’ Special Report, and having noted that the share capital of the Company is fully paid up, pursuant to the provisions of Articles L.225-129-2, L.225-135, L.225-136, L.228-92 and L.228-93
of the French Commercial Code,

1)   hereby authorize the Management Board to resolve one or several capital increases by issuing ordinary shares of the
Company and/or securities giving an immediate and/or deferred claim, by any means, on existing or future ordinary shares of the Company, or a company in which it directly or indirectly owns more than half of the capital (a “Subsidiary”), without preferential subscription rights. These issues may be carried out in one or more offerings, in France or abroad, in connection with a public offer and/or an offer such as referred to in paragraph II of Article L.411-2 of the French Monetary and Financial
Code, subject to the legal and regulatory conditions and maximum limits.

The total nominal amount of capital increases that may be carried out by virtue of this delegation shall not exceed 20% of the share capital as at the date of this general Meeting and must also be within the limit of €1 billion (nominal amount), provided that the total nominal amount of capital increases that may be carried out by virtue of this resolution, the twelfth resolution and the fourteenth to eighteenth resolutions shall not exceed €2 billion (nominal amount). The nominal value of additional shares to be issued in order to safeguard the rights of owners of securities or other rights giving a claim on the Company’s share capital, as required by the law and applicable contractual terms providing for other cases of adjustment, shall be added to these upper limits.

2)   Resolve that the securities giving a claim on the share capital of the Company, or a Subsidiary, issued by virtue of this resolution may, in particular, consist in debt instruments, be combined with the issue of such debt instruments, or consist in instruments enabling the issue of such debt instruments.

514 2008 ANNUAL REPORT

APPENDICES

The nominal amount of the debt instruments that may be issued by virtue of this delegation shall not exceed €6 billion, or the equivalent amount in another currency or any other monetary unit established by reference to several currencies, determined on the date on which the decision to issue is made. This amount shall be deducted from the upper limit set forth in paragraph
2) of the twelfth resolution. These debt instruments shall have the same forms and characteristics as those referred to in the twelfth resolution, and, in general, shall be subject to all the relevant provisions referred to in the twelfth resolution.

3)   Duly note that this delegation entails the express waiver by the Shareholders of their preferential rights to subscribe to the
Company’s ordinary shares to which the securities issued by virtue of this delegation may give a claim to.

4)   Resolve that the Management Board may grant Shareholders a priority right to subscribe shares as of right and/or on the basis of their exact rights, within the timeframe and under the conditions it will determine, for part or all of the issue carried out by virtue of this resolution, and which shall be exercised pro rata the number of shares owned by each Shareholder, in accordance with applicable laws and regulations.

5)   Resolve that in the event the above-defined issues of shares or securities are undersubscribed, the Management Board may implement, in the order it considers appropriate, one and/or several of the following options:

• limit the capital increase to the amount of subscriptions, provided that such amount is at least equal to the three quarters of the increase resolved;

• freely allocate some or all of the unsubscribed securities;

• offering all or a portion of the unsubscribed securities to the public.

6)   Resolve that the issue price of ordinary shares or securities to be issued by virtue of this resolution shall be at least equal to the minimum set forth by the laws and regulations in force.

7)   Resolve that the Management Board shall have full powers, including the option to sub-delegate authority under the provisions of the law, to implement this resolution, in particular to:

• determine the nature and the condition for the placement of the ordinary shares and/or the securities with a claim on the capital that may be issued by virtue of this resolution;

• determine the characteristics, amount and terms of any issue and of the securities issued, in particular, the category of the securities issued and determine, taking into account the indications set forth in its report (i) their subscription price, with or without payment of a premium, (ii) the methods of paying up the securities issued, (iii) the date – even retroactive – as of which they shall earn dividends, (iv) the conditions under which the securities issued by virtue of this resolution shall give a claim to ordinary shares of the Company or a Subsidiary, if applicable, (v) the conditions of their repurchase on the Stock exchange and their possible cancellation, as well as the option to suspend the exercise of the rights to acquire ordinary shares on the basis of the securities to be issued;

• determine the characteristics, amount and terms of any issue and the securities issued, and in the event the securities issued would consist in or would be combined with debt instruments, determine their term date, if any, and their remuneration;

• take all necessary measures in order to safeguard the rights of owners of securities or other rights giving a claim to the shares of the Company, in compliance with the laws and regulations, and if applicable, the contractual terms providing for other cases of adjustment;

• charge on the share premium(s), if need be, all expenses related to the completion of the issue and the capital increase, as well as all sums required in order to bring the legal reserve to one-tenth of the share capital; and, in general, take all necessary measures;

• conclude all agreements, especially in order to ensure the furtherance of all issues, to complete – or, if applicable, to postpone –
the aforementioned issues, in one or more offerings and in such amounts and at such time as it shall decide, in France and/or abroad and/or on the international market;

• acknowledge the completion of the capital increases resulting from this resolution and amend the Bylaws accordingly.
Furthermore, the Management Board shall comply with all formal, legal and other requirements, fle all required disclosures, and request all authorizations that prove to be necessary to complete these issues.

This authorization replaces and renders null and void the non-utilized portions of the authorization granted by the Shareholders at their Meeting of May 14, 2007, under the sixteenth resolution. It is granted for a period of 26 months, starting from the date of this Meeting.

Fourteenth resolution

Authorization granted to the Management Board, in the event of an issue of shares or securities without preferential subscription rights, to set the issue price under the conditions defined by the Shareholders and up to a maximum of 10% of the share capital

The Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, and having reviewed the Management Board Report and the Statutory Auditors’ Special Report, pursuant to the provisions of Article L.225-
136 of the French Commercial Code,

hereby authorize the Management Board, in the event of an issue of ordinary shares and/or securities giving an immediate and/or deferred claim, by any means, immediately or in the future, to the capital of the Company or of a company in which it directly or indirectly owns more than half of the capital (a “Subsidiary”), without preferential subscription rights, under the terms set forth in the thirteenth resolution, in particular with respect to the maximum nominal amount, to depart from the price-setting terms set forth in the aforementioned thirteenth resolution and determine the issue price as follows:

The issue price may not be less than, at the discretion of the Management Board, (a) the volume-weighted average quoted price of the share on euronext Paris over the trading day preceding the setting of the issue price or (b) the volume-weighted average quoted price of the share on euronext Paris set over the trading day at the time the issue price is set, in each case minus a maximum discount of 5%.

The maximum nominal amount of capital increases that may be carried out by virtue of this resolution may not exceed 10% of the share capital for each 12-month period as well as the global upper limit referred to in the thirteenth resolution, which includes this amount.

This authorization replaces and renders null and void the non-utilized portions of the authorization granted by the Shareholders at their Meeting of May 14, 2007, under the seventeenth resolution. It is granted for a period of 26 months, starting from the date of this Meeting.

Fifteenth resolution

Authorization granted to the Management Board to increase the amount of the initial issue of shares or securities, with or without preferential subscription rights, decided respectively by virtue of the twelfth to fourteenth and sixteenth to eighteenth resolutions

The Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, and having reviewed the Management Board Report and the Statutory Auditors’ Special Report, pursuant to the provisions of Article L.225-
135-1 of the French Commercial Code,

hereby authorize the Management Board to resolve, with the option to sub-delegate authority under the provision of the law, for each issue carried out by virtue of the twelfth to fourteenth and sixteenth to eigthteenth resolutions, to increase the number of ordinary shares and/or securities issued, in compliance with the laws and regulations, if it notices an extra demand for subscriptions conforming to market practice, and within the upper limits provided for in the twelfth and thirteenth resolutions respectively.

This authorization replaces and renders null and void the non-utilized portions of the authorization granted by the Shareholders at their Meeting of May 14, 2007, under the eighteenth resolution. It is granted for a period of 26 months, starting from the date of this Meeting.

Sixteenth resolution

Delegation of authority to the Management Board in order to increase the share capital by issuing ordinary shares or securities giving a claim to the Company’s ordinary shares, in the event of a public exchange offer initiated by the Company

The Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, and having reviewed the Management Board Report and the Statutory Auditors’ Special Report, pursuant to the provisions of Articles L.225-
129 to L.225-129-6, L.225-148 and L.228-92 of the French Commercial Code,

1)   hereby authorize the Management Board to issue ordinary shares and/or securities giving an immediate and/or deferred claim, by any means, to ordinary shares of the Company existing or to be issued, in return for securities tendered during a securities public exchange offer initiated by the Company, in France or abroad, in compliance with local regulations, for securities of another company listed on one of the regulated market referred to in the Article L.225-148 of the French Commercial Code,
and decide, if need be, the waiver of the Shareholders’ preferential subscription rights to the ordinary shares and/or securities to be issued, in favor of the owners of the securities tendered in the public exchange offer.

The total nominal amount of capital increases that may be carried out by virtue of this delegation shall not exceed 20% of the share capital as at the date of this general Meeting and within the limit of €1 billion, provided that (i) this upper limit is to be deducted from the upper limit referred to in the thirteenth resolution, and (ii) the total nominal amount of capital increases carried out by virtue of this resolution, the twelfth to the fifthteenth resolutions and the seventeenth to the eighteenth resolutions shall not exceed €2 billion. The nominal value of additional shares issued to safeguard the rights of owners of securities or other rights giving a claim to the Company’s share capital that may be issued by virtue of this resolution, as required by the law and applicable contractual terms providing for other cases of adjustment, shall be added to these upper limits.

2)   Duly note that this delegation entails the express waiver by the Shareholders of their preferential rights to subscribe to the ordinary shares to which the securities issued by virtue of this delegation may give a claim to.

3)   Resolve that the Management Board shall have full powers, including the option to sub-delegate authority under the provision of the law, to give effect to this resolution, in particular:

• to set the exchange ratios and, if required, determine the amount of the cash bonus to be paid;

• to record the number of securities tendered in the exchange offer;

• to determine the dates and terms of issue, especially the issue price and the date – even retroactive – as of which the new shares and/or, if applicable, the securities giving an immediate and/or deferred claim to shares of the Company, shall earn dividends;

• take all necessary measures in order to safeguard the rights of owners of securities or other rights giving a claim to shares of the Company, in compliance with the laws and regulations, and if applicable, the contractual terms providing for other cases of adjustment;

• to charge on a “contribution premium” account, which will include the Shareholders’ rights, as a balance sheet liability, the differential between the issue price of new shares and their nominal value;

• to charge on such “contribution premium” account, if need be, all expenses incurred and rights granted as a result of the public exchange offer;

• charge on the contribution premium the sums required in order to bring the legal reserve to one-tenth of the share capital;

• in general, to take all measures and conclude all agreements in furtherance of the authorized public exchange offer, duly note the capital increase(s), and amend the Bylaws accordingly.

516 2008 ANNUAL REPORT

APPENDICES

This authorization replaces and renders null and void the non-utilized portions of the authorization granted by the Shareholders at their Meeting of May 14, 2007, under the nineteenth resolution. It is granted for a period of 26 months, starting from the date of this Meeting.

Seventeenth resolution

Delegation of authority to the Management Board in order to increase the share capital by issuing ordinary shares or securities giving a claim to ordinary shares in return for contributions in kind up to a maximum of 10% of the share capital, outside the event of a public exchange offer initiated by the Company

The Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, and having reviewed the Management Board Report and the Statutory Auditors’ Special Report, pursuant to the provisions of Articles L.225-
129 to L.225-129-6 and L.225-147 of the French Commercial Code,

1)   hereby authorize the Management Board to issue ordinary shares and/or securities giving an immediate and/or deferred claim, by any means, to ordinary shares of the Company existing or to be issued, in return for the contributions in kind made to the Company in the form of shares or securities giving a claim to the capital, where the provisions of Article L.225-148 of the French Commercial Code do not apply.

The total nominal amount of capital increases that may be carried out by virtue of this delegation shall not exceed, beside the legal limit of 10% of the share capital, 20% of the share capital as at the date of this general Meeting within the limit of
€1 billion, provided that (i) this upper limit is to be deducted from the upper limit referred to in the thirteenth resolution, and
(ii) the total nominal amount of capital increases carried out by virtue of this resolution, the twelfth to the sixteenth resolutions and the eighteenth resolution shall not exceed €2 billion. The nominal value of additional shares issued to safeguard the rights of owners of securities or other rights giving a claim to the Company’s share capital that may be issued by virtue of this resolution, as required by the law and applicable contractual terms providing for other cases of adjustment, shall be added to these upper limits.

2)   Resolve to waive the preferential subscription rights of Shareholders with respect to the ordinary shares and securities issued by virtue of this resolution, in favor of the owners of the shares or securities tendered as contributions in kind, and duly note that this delegation entails the express waiver by the Shareholders of their preferential right to subscribe to the Company’s ordinary shares which may be granted with respect to the securities to be issued by virtue of this delegation.

3)   Resolve that the Management Board shall have full powers, including the option to sub-delegate authority under the provision of the law, to give effect to this resolution, and in particular:

• to approve the assessment of the contributions on the basis on the report of the Auditors in charge of assessing contributions in kind referred to in paragraphs 1 and 2 of the Article L.225-147 of the French Commercial Code;

• deduct from the contribution premium, as applicable, all expenses incurred as a result of capital increase, charge on the contribution premium, if it considers appropriate, the sums required in order to bring the legal reserve to one-tenth of new share capital resulting from each increase;

• acknowledge the completion of the capital increases resulting from this delegation;

• take all necessary measures in order to safeguard the rights of owners of securities or other rights giving a claim to shares of the Company, in compliance with the laws and regulations, and if applicable, the contractual terms providing for other cases of adjustment;

• amend the Bylaws accordingly, make all required disclosures or formalities, and request all authorizations that would be necessary in order to complete these contributions.

This authorization replaces and renders null and void the non-utilized portions of the authorization granted by the Shareholders at their Meeting of May 14, 2007, under the twentieth resolution. It is granted for a period of 26 months, starting from the date of this Meeting.

Eighteenth resolution

Delegation of authority to the Management Board in order to issue ordinary shares as a result of an issue, by subsidiaries of the Company, of securities giving a claim to the Company’s ordinary shares

The Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, and having reviewed the Management Board Report and the Statutory Auditors’ Special Report, pursuant to the provisions of Articles L.225-
129 to L.225-129-6 and L.228-93 of the French Commercial Code,

1) hereby authorize the Management Board, pursuant to the thirteenth resolution hereinbefore, to resolve the issue of ordinary shares of the Company to which the securities issued by one or more companies in which the Company directly or indirectly owns more than half of the capital (a “Subsidiary”) may give a claim to.

These securities shall only be issued by Subsidiaries with the prior approval of the Management Board of the Company and may, pursuant to Article L.228-93 of the French Commercial Code, offer an immediate and/or future claim to ordinary shares of the Company. They may be issued in one or several issues, in France, on foreign markets and/or on the international market.
The total nominal amount of capital increases that may be carried out by virtue of this delegation shall not exceed 20% of the share capital as at the date of this general Meeting within the limit of €1 billion, provided that (i) this upper limit is to be deducted from the upper limit referred to in the thirteenth resolution, and (ii) the total nominal amount of capital increases carried out by virtue of this resolution, the twelfth to the seventeenth resolutions shall not exceed €2 billion. The nominal value of additional shares issued to safeguard the rights of owners of securities or other rights giving a claim to the Company’s share capital that may be issued by virtue of this resolution, as required by the law and applicable contractual terms providing for other cases of adjustment, shall be added to these upper limits.

In any case, the amount paid at the time of issue or due to be paid to the Company for each ordinary share issued as a result of these securities’ issues, shall be, in accordance with the provisions of the thirteenth and fourteenth resolutions, at least equal to the minimum amount set forth in the legislation, subject to the possible adjustments needed in case of a different date for dividends earning.

2)   Duly note that the Shareholders of the Company do not have preferential subscription rights to (i) the aforementioned securities issued by the Subsidiaries, nor to (ii) ordinary shares of the Company to which these securities may give a claim to.

3)   Resolve that the Management Board shall have full powers, with the option to sub-delegate authority under the provision of the law, to implement this resolution, with the agreement of any boards of directors, management boards, or other competent governing or managing bodies of the Subsidiaries that issued the securities referred to in this resolution, and in particular to:

• define the amounts and terms of the issues;

• determine the terms of the issue and the category of the securities to be issued;

• set the date – even retroactive – as of which the securities to be created shall earn dividends;

• take all necessary measures to safeguard the rights of owners of securities giving a claim to shares of the Company, in compliance with the laws and regulations, and if applicable, the contractual terms providing for other cases of adjustment;

• take all measures and conclude all agreements in furtherance of each issue, in compliance with applicable French or foreign laws and regulations;

• amend the Bylaws such as necessary in order to allow the use of this delegation, in accordance with its report submitted to this Meeting.

This authorization replaces and renders null and void the non-utilized portions of the authorization granted by the Shareholders at their Meeting of May 14, 2007, under the twenty-first resolution. It is granted for a period of 26 months, starting from the date of this Meeting.

Nineteenth resolution

Delegation of authority to the Management Board in order to issue securities that entitle to an allotment of debt instruments, without increase of the Company’s share capital

The Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, and having reviewed the Management Board Report and the Statutory Auditors’ Special Report, pursuant to the provisions of Articles L.225-
129 to L.225-129-6, L.228-91 and L.228-92 of the French Commercial Code,

1)   hereby authorize the Management Board to resolve the issue, in one or several times, in France, or abroad and/or on the international market, in euros or in any monetary unit established by reference to several currencies, bonds with bond warrants attached, and, more generally, securities entitling to the allotment, immediately or in the future, of debt instruments such as bonds and related securities, subordinated securities that have or have not a term date, or all other securities granting, in a same issue, the same claims on the Company.

The nominal amount for which all the aforementioned securities may be issued may not exceed €2 billion, or the equivalent amount in another currency or any monetary unit established by reference to several currencies, provided that (i) this maximum nominal amount is independent from the amount of any debt instruments that would be issued by virtue of the twelfth to seventeenth resolutions and, (ii) any redemption premiums above the nominal value shall be added to this amount.

2)   Resolve that the Management Board shall have full powers, including the option to sub-delegate authority under the provision of the law, to give effect to this resolution, and in particular to:

• carry out the said issues up to the aforementioned maximum nominal amount, and determine the date, type, amounts and currency for said issues;

• determine the characteristics of the securities to be issued as well as of the debt instruments to which the said securities would give claim to, in particular, the nominal value, the date – even retroactive – as of which they shall earn dividends, the issue price with, if applicable, an issue premium, the interest rates fxed and/or variable, and the redemption date, or, for variable rate securities, the methods for determining the interest rates and the conditions of capitalization of the interests;

• determine, having regard to market conditions, the terms of amortization and/or early redemption of the securities to be issued as well as of the debt instruments to which such securities would give a claim to, with, as the case may be, a fxed or variable premium, or even the repurchase by the Company;

• decide to confer a guarantee or warranties to the securities to be issued as well as to debt instruments to which such securities would give a claim to, as required, and determine their type and characteristics;

• in general, determine all terms and conditions for each issue, conclude all agreements with banks and organizations, take all necessary measures, and comply with all formal, legal, and other requirements in furtherance of the issues.

This authorization replaces and renders null and void the non-utilized portions of the authorization granted by the Shareholders at their Meeting of May 14, 2007, under the twenty-second resolution. It is granted for a period of 26 months, starting from the date of this Meeting.

Twentieth resolution

Authorization granted to the Management Board in order to increase the share capital by issuing ordinary shares or securities giving a claim to the Company’s ordinary shares, reserved for employees enrolled in the employer-
sponsored Company savings plan

The Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary meetings, having reviewed the Management Board Report and the Statutory Auditors’ Special Report, drawn up in compliance with the law, and in particular

518 2008 ANNUAL REPORT

APPENDICES

with the provisions of Articles L.225-129 et seq, L.225-138 I and II and L.225-138-1 of the French Commercial Code, as well as of Articles L.3332-1 et seq. of the French Labor Code,

1)   hereby authorize the Management Board to increase the share capital, in one or several times, within the timeframe, conditions and proportion it will determine at its own discretion, through the issue of ordinary shares or securities giving a claim to the
Company’s ordinary shares reserved to corporate officers, employees, former employees and general insurance agents of the Company or its affliated entities within the meaning of Article L.225-180 of the French Commercial Code and Articles
L.3344-1 and L.3344-2 of the French Labor Code, who are enrolled in AXA’s employer-sponsored Company savings plan(s).
The issue of shares might be paid in cash or through the capitalization of reserves, earnings or premiums and free allotment of shares or securities giving a claim to the capital.

The total nominal amount of capital increases that may be carried out by virtue of this resolution shall not exceed €150 million, provided that this limit is common to the capital increases that may be carried out pursuant to the twenty-first resolution, but is separate and distinct from the upper limits of the capital increases resulting from the issues of ordinary shares, preferred shares or securities giving a claim on the share capital authorized by the other resolutions submitted to this general Meeting.
If applicable, the nominal value of additional shares to be issued in order to safeguard the rights of owners of securities or other rights giving a claim to the Company’s share capital that can be issued by virtue of this resolution, as required by the law and applicable contractual terms providing for other cases of adjustment, shall be added to these upper limits.

2)   Resolve to waive the preferential subscription rights of Shareholders in favor of members of an employee-sponsored Company savings plan, with respect to ordinary shares and securities to be issued, possibly for free allotment, by virtue of this resolution.
Furthermore, this resolution entails a waiver by Shareholders of their preferential subscription rights on ordinary shares to which the securities issued by virtue of this authorization may give a claim to.

3)   Resolve that the issue price of the ordinary shares or securities to be issued by virtue of this resolution will be set in accordance with Articles L.3332-18 et seq. of the French Labor Code, provided that, pursuant to the above-mentioned
Articles, the maximum discount set shall not exceed 20% off an average quoted price of share on euronext Paris over the twenty trading days preceding the day on which the Management Board formally resolve the opening date of the subscription period. Notwithstanding the above, the Shareholders expressly authorize the Management Board to reduce or suppress the aforementioned discount, as it deems appropriate, in particular in order to consider the new international accounting standards, or, inter alia, locally applicable legal, accounting, tax or social provisions. The Management Board may also substitute all or portion of the discount by the allotment of ordinary shares or securities giving a claim to the Company’s capital, in application of the provisions hereinafter.

4)   Authorize the Management Board to grant for free ordinary shares or securities giving an immediate or deferred claim to the
Company’s share capital, provided that the total benefit resulting from this grant (“abondement”) and/or the discount may not exceed the applicable legal or regulatory limits.

5)   Resolve that the characteristics of any other securities giving a claim to the share capital of the Company shall be determined by the Management Board in accordance with the conditions set forth by the applicable laws and regulations.

6)   hereby grant full authority, subject to the limits and conditions stipulated hereinbefore, to the Management Board to determine the terms and conditions of such transactions, in particular to:

• resolve that the issues may be subscribed directly by eligible benefciaries or through mutual funds;

• reduce, if need be, the scope of companies participating in the offer as compared to the scope of companies eligible for the employer-sponsored Company savings plan;

• determine the terms and conditions of the issues to be carried out by virtue of this authorization, in particular as regard to dividend earning, full payment, subscription price of ordinary shares or other securities giving a claim to the capital, in accordance with the applicable laws and regulations;

• determine the opening and closing dates of the subscription period;

• set the deadline for full payment of the subscribed ordinary shares or other securities giving a claim to the capital;

• take all necessary measures in order to safeguard the rights of owners of securities or other rights giving a claim to shares of the Company, in compliance with the laws and regulations, and if applicable, the contractual terms providing for other cases of adjustment;

• record the completion of the capital increase to be carried out, within the limit of the number of shares or other securities giving a claim to the capital to be subscribed;

• at its sole discretion and as it deems appropriate, charge the expenses related to the capital increases to the amount of the resulting premiums, and deduct from this amount the sums required to bring the legal reserve to one-tenth of new share capital after each increase;

• take all necessary measures for the furtherance of the capital increases, undertake all subsequent formalities, in particular those pertaining to the listing of the securities thereby created, and, in general, take all necessary measures.

The Management Board may delegate, to any person authorized by law, full authority to carry out the share capital increase, as well as the authority to postpone it, to the extent and in accordance with the terms and conditions that it may define beforehand.

This authorization replaces and renders null and void the unused portion of that granted by the Shareholders at their Meeting of
April 22, 2008 under the eighteenth resolution. It is granted for a period of 18 months starting from this Meeting.

Twenty-first resolution

Authorization granted to the Management Board to increase the share capital of the Company by issuing ordinary shares, without preferential subscription rights, in favor of a category of benefciaries

The Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, having reviewed the Management Board Report and the Statutory Auditors’ Special Report, pursuant to the provisions of Articles L.225-
129 et seq. and L.225-138 of the French Commercial Code,

1)   Authorize the Management Board to increase the share capital of the Company, in one or more times, by issuing ordinary shares, within the limit of a nominal amount of €150 million, provided that this limit is common to the capital increases that may be carried out pursuant to the twentieth resolution hereinbefore, but is separate and distinct from the upper limits of the capital increases resulting from the issues of ordinary shares, preferred shares and securities giving a claim on the share capital authorized by the other resolutions submitted to this general Meeting. These issues are being reserved to the category of benefciaries defined hereafter.

2)   Decide to waive the preferential subscription rights of Shareholders on the shares issued by virtue of this authorization and to reserve the subscription rights to the category of benefciaries meeting the following characteristics: any bank or any entity held by such bank, which, at the request of the Company, participates in the implementation of a structured offer for employees, corporate officers and general insurance agents of companies or economic interest groups affliated to the Company within the meaning of Articles L.225-180 of the French Commercial Code and Articles L.3344-1 and L.3344-2 of the French Labor
Code, incorporated outside France. This structured offer shall be similar, in terms of economic profle, to the offer at other employees and corporate officers of the Company or its affliated companies or economic interest groups within the meaning of Article L.225-180 of the French Commercial Code and Articles L.3344-1 and L.3344-2 of the French Labor Code carried out, notably, by virtue of a capital increase made pursuant to the twentieth resolution submitted to this Meeting.

3)   Decide that the issue price of the new shares to be issued pursuant to this authorization (i) shall not be more than 20% lower than an average quoted price of the share of the Company on euronext Paris over the twenty trading days preceding the day on which the Management Board sets the opening date of the subscription to a capital increase carried out by virtue of the twentieth resolution, nor higher than this average, and, (ii) shall not be more than 20% lower than an average quoted price of the share of the Company on euronext Paris over the twenty trading days preceding the day on which the Management
Board sets the opening date of the subscription to a capital increase reserved to a benefciary comprised in the category defined hereinbefore, provided that the structured offer referred to in paragraph 2) of this resolution would not be established concurrently to a capital increase carried out by virtue of the twentieth resolution, nor higher than this average. The Management
Board shall be entitled to decide the reduction or cancellation of any discount so granted, if it deems appropriate, in order to take into account, inter alia, legal, social, tax or accountancy regulatory rules applicable locally.

4)   Resolve that the Management Board will have full powers, including the option to sub-delegate authority under the provisions of the law, to implement this resolution, and in particular to:

• set the date and the issue price of the new shares to be issued, as well as the other terms and conditions of the issues, including, the date – even retroactive – on which the shares to be issued will earn dividends, and the terms of payment of the issue price;

• set the list of benefciaries of the suppression of the preferential subscription rights within the category above defined, and the number of shares to be subscribed by each of them;

• record the amount of the capital increase and amend the Bylaws accordingly;

• charge, if need be, all expenses against the amount of the issue premiums;

• take any measures necessary to the furtherance of the issues;

• undertake all formalities resulting from capital increases and in general, to take all necessary measures.

This authorization replaces and renders null and void the unused portion of the authorization granted by the Shareholders at their
Meeting of April 22, 2008 under the nineteenth resolution. It is granted for a period of 18 months starting from this Meeting.

Twenty-second resolution

Authorization granted to the Management Board to reduce the share capital through the cancellation of ordinary shares

The Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, and having reviewed the Management Board Report and the Statutory Auditors’ Special Report, pursuant to Article L.225-209 of the French
Commercial Code,

1)   hereby authorize the Management Board to cancel, in one or several times, some or all of the ordinary shares acquired by the
Company and/or that the Company may acquire subsequently in connection with any authorization granted by the general
Meeting of Shareholders pursuant to the provisions of Article L.225-209 of the French Commercial Code, within the limit of 10%
of the Company’s share capital for any given 24-month period, and to reduce the Company’s share capital accordingly.

2)   Resolve that the Management Board will have full powers, including the option to sub-delegate authority under the provisions of the law, to implement this resolution, and in particular to:

• decide the final amount of the capital reduction;

• charge the differential between the book value of the ordinary shares cancelled and their nominal amount on any available reserves accounts and premiums;

• determine the terms and acknowledge the completion of the capital reduction and to amend the Bylaws accordingly;

• and undertake all steps, formalities and disclosures to relevant organizations, and in general, to take all necessary measures.

520 2008 ANNUAL REPORT

APPENDICES

This authorization replaces and renders null and void the unused portion of the authorization granted by the Shareholders at their Meeting of April 22, 2008 under the twentieth resolution. It is granted for a period of 18 months as from the date of this
Meeting.

Twenty-third resolution

Delegation of authority to the Management Board in order to increase the share capital of the Company by issuing preferred shares, with suppression of the ordinary shareholders’ preferential subscription rights in favor of AXA
Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle

Subject to the approval of the twenty-sixth resolution relating to the amendment of the Bylaws, the Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, and having reviewed the Management
Board Report, the Statutory Auditors’ Special Report as well as the Independent Auditor’s Report (Rapport du Commissaire aux
apports) and having noted that the Company’s share capital is fully paid up, pursuant to the provisions of the French Commercial
Code and in particular its Articles L.225-129-2, L.225-138 and L.228-11 et seq.,

1)   hereby authorize the Management Board to resolve one or several capital increases to be reserved for AXA Assurances
IARD Mutuelle and AXA Assurances vie Mutuelle, by issuing preferred shares with the same nominal value as the Company’s ordinary shares.

2)   Resolve that the preferred shares to be issued pursuant to this resolution and to be named category B shares, will be deprived of voting rights at the Shareholders’ general meetings and will have the characteristics set out in amended Bylaws attached as an exhibit hereto. The proposal to amend the Bylaws is deemed to be part of this resolution.

3)   Resolve that the aggregate amount of share capital increases which may be raised through issues of preferred shares pursuant to this delegation and the delegations provided for in resolutions 24 and 25, shall not exceed, in addition to the limits provided by law, €2 billion in total gross issue proceeds, subject to such amount not exceeding €1 billion in total nominal amount, without taking into account the nominal value of ordinary shares to be issued in order to safeguard the rights of owners of securities or other rights giving access to the Company’s capital, in compliance with applicable law and, if applicable, contractual terms providing for other cases of adjustment. These limits are separate and distinct from those provided for in resolutions 11 to 21 of this general Meeting.

The aggregate amount of capital increases by means of issues of preferred shares that may be carried out pursuant to this resolution, shall not exceed total gross issue proceeds of €2 billion, subject to such amount not exceeding €1 billion in total nominal amount.

4)   Resolve to waive the preferential subscription rights of ordinary shareholders to the preferred shares to be issued pursuant to this delegation of authority and to reserve the entire subscription rights of such preferred shares for AXA Assurances IARD
Mutuelle and for AXA Assurances vie Mutuelle, each of which is allowed to subscribe preferred shares up to the limit provided for in paragraph 3 of this resolution, pursuant to Article L.225-138 of the French Commercial Code.

5)   Resolve that the issue price of the preferred shares to be issued in accordance with this resolution will be equal to the volume-
weighted average quoted price of the AXA ordinary share on euronext Paris over the twenty trading days preceding the date on which the decision to issue is made. each new issue of shares of category B non-fungible with the prior issue(s) of preferred shares will result in the creation of a new category of preferred shares.

6)   Resolve that the Management Board shall have full powers, including the option to sub-delegate authority under the provisions of the law, to implement this resolution, in particular to:

• determine the amount of the capital increases and the number of preferred shares to be issued, subject to the maximum nominal amount of capital increase and issue amount provided for in this resolution, the date of issue and the issue price of such shares to be determined pursuant to this resolution, to create new categories of preferred shares as necessary and amend the Bylaws accordingly;

• determine the amount of the preferred dividend, pursuant to the amended Bylaws attached as an exhibit hereto, and amend the Bylaws accordingly;

• determine the terms and conditions for the subscription and payment of the preferred shares;

• determine the date from which the holders of the Preferred Shares shall have rights in respect of any dividend (date de jouissance);

• take all necessary measures to safeguard the rights of owners of securities or other rights giving access to the Company’s capital, in compliance with applicable laws and regulations, and if applicable, contractual terms providing for other adjustments;

• charge, as applicable, all expenses, in particular expenses incurred as a result of the capital increases to the share premium account, and, if appropriate, to transfer sums as required to the legal reserve, and in general take all necessary measures;

• proceed, as applicable, to list the preferred shares to be issued on a regulated market;

• take all necessary measures to complete or, if applicable, to postpone any issue;

• acknowledge the completion of any capital increase and amend the Bylaws accordingly;

• carry out all formalities in connection with any capital increase, and more generally take all necessary measures and conclude all agreements in furtherance of each issue.

Any issue of preferred shares implemented pursuant to this resolution shall be carried out within a period of 18 months, starting from the date of this Meeting.

The companies AXA Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle may not vote on this resolution.

The shares held by AXA Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle are not accounted for in the quorum and majority required for the approval of this resolution.

Twenty-fourth resolution

Delegation of authority to the Management Board in order to increase the share capital of the Company by issuing preferred shares, with preferential subscription rights of ordinary shareholders

Subject to the approval of the twenty-sixth resolution relating to the amendment of the Bylaws, the Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, and having reviewed the Management
Board Report as well as the Statutory Auditors’ Special Report and having noted that the Company’s share capital is fully paid up, in accordance with the provisions of Articles L.225-129-2, L.225-132 et seq. and L.228-11 et seq. of the French Commercial
Code,

1)   hereby authorize the Management Board to resolve one or several capital increases, in France or abroad, by issuing preferred shares with preferential subscription rights of ordinary shareholders. These preferred shares shall have the same nominal value as the Company’s ordinary shares.

2)   Resolve that the preferred shares to be issued pursuant to this resolution and to be named category B shares, will be deprived of voting rights at the shareholders’ general meetings and will have the characteristics set out in the amended Bylaws exhibit attached as an exhibit hereto. The proposal of amended Bylaws is deemed to be part of this resolution.

3)   Resolve that the aggregate amount of the share capital increases which may be raised through issues of preferred shares pursuant to this delegation and the delegations provided for in resolution 23 and 25, shall not exceed, in addition to the limits provided by law, €2 billion in total gross issue proceeds, subject to such amount not exceeding €1 billion in total nominal amount, without taking into account the nominal value of ordinary shares to be issued in order to safeguard the rights of owners of securities or other rights giving access to the Company’s capital, in compliance with applicable law and, if applicable, contractual terms providing for other cases of adjustment. These limits are separate and distinct from those provided for in resolutions 11 to 21 of this general Meeting.

The aggregate amount of capital increases by means of issues of preferred shares that may be carried out pursuant to this resolution, shall not exceed total gross issue proceeds of €2 billion, subject to such amount not exceeding €1 billion in total nominal amount.

4)   Duly note that the ordinary shareholders will have preferential subscription rights to preferred shares to be issued by virtue of this resolution pro rata the number of shares they own. The Management Board will set the conditions and restrictions under which the ordinary shareholders may exercise their subscription rights on the basis of their exact rights, as provided by law.
Furthermore, the Management Board may grant ordinary shareholders the right to subscribe an additional number of shares as of a right, anyhow to be exercised pro rata their subscription rights and limited to the number of shares requested.

5)   Resolve that in the event of a preferred shares issue being undersubscribed, the Management Board may implement any or all of the options, in the order it considers appropriate, granted to it by Article L.225-134 of the French Commercial Code, in
particular, by offering all or a portion of the unsubscribed preferred shares to the public.

6)   Resolve that the issue price of the preferred shares to be issued pursuant to this resolution will be equal to the volume-weighted average quoted price of the AXA ordinary share on euronext Paris over the twenty trading days preceding the date on which the decision to issue is made. each new issue of shares of category B non-fungible with the prior issue(s) of preferred shares will result in the creation of a new category of preferred shares.

7)   Resolve that the Management Board shall have full powers, including the option to sub-delegate authority under the provisions of the law, to implement this resolution, in particular to:

• determine the amount of the capital increases and the number of preferred shares to be issued, subject to the maximum nominal amount of capital increase and issue amount provided for in this resolution, the date of issue and the issue price of such shares to be determined pursuant to this resolution, to create new categories of preferred shares as necessary and amend the Bylaws accordingly;

• determine the amount of the preferred dividend pursuant to the proposal of amended Bylaws, attached as an exhibit hereto, and amend the Bylaws accordingly;

• determine the terms and conditions for the subscription and the payment of the preferred shares;

• determine the date from which the holders of the Preferred Shares shall have rights in respect of any dividend (date de jouissance);

• take all necessary measures to safeguard the rights of owners of securities or other rights giving access to the Company’s capital, in compliance with applicable laws and regulations, and if applicable, contractual terms providing for other adjustments;

• charge, as applicable, all expenses, in particular expenses incurred as a result of the capital increases, and, if appropriate, to transfer the sums as required to the legal reserve, and in general take all necessary measures;

• proceed, as applicable, to list on a regulated market the preferred shares to be issued;

• take all necessary measures in order to complete – or, if applicable, to postpone – the issues;

• acknowledge the completion of any capital increase and amend the Bylaws accordingly;

• carry out all formalities in connection with any capital increase, and more generally take all necessary measures and conclude all agreements in furtherance of each issue.

This authorization is granted for a period of 26 months, starting from the date of this Meeting.

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APPENDICES

Twenty-fifth resolution

Delegation of authority to the Management Board in order to increase the share capital of the Company by issuing preferred shares, without preferential subscription rights of ordinary shareholders

Subject to the approval of the twenty-sixth resolution relating to the amendment of the Bylaws, the Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, and having reviewed the Management Board
Report as well as the Statutory Auditors’ Special Report and having noted that the Company’s share capital is fully paid up, in accordance with the provisions of Articles L.225-129-2, L.225-135, L.225-136 and L.228-11 et seq. of the French Commercial
Code,

1)   hereby authorize the Management Board to resolve one or several capital increases, in France or abroad, pursuant to a public offer and/or an offer as it is referred to in paragraph II of Article L.411-2 of the French Monetary and Financial Code made under the conditions and within the limitations set forth in the laws and regulations in force, by issuing preferred shares without preferential subscription rights of the ordinary shareholders. These preferred shares shall have the same nominal value as the
Company’s ordinary shares.

2)   Resolve that the preferred shares to be issued pursuant to this resolution and to be named category B shares, will be deprived of voting rights at the shareholders’ general meetings and will have the characteristics set out in the proposal of amended
Bylaws attached as an exhibit hereto. The proposal of amended Bylaws is deemed to be part of this resolution.

3)   Resolve that the aggregate amount of the share capital increases which may be raised through issues of preferred shares pursuant to this delegation and the delegations provided for in resolution 23 and 24, shall not exceed, in addition to the limits provided by law, €2 billion in total gross issue proceeds, subject to such amount not exceeding €1 billion in total nominal amount, without taking into account the nominal value of ordinary shares to be issued in order to safeguard the rights of owners of securities or other rights giving access to the Company’s capital, in compliance with applicable law and, if applicable, contractual terms providing for other cases of adjustment. These limits are separate and distinct from those provided for in resolutions 11 to 21 of this general Meeting.

The aggregate amount of capital increases by means of issues of preferred shares that may be carried out pursuant to this resolution, shall not exceed total gross issue proceeds of €2 billion, subject to such amount not exceeding €1 billion in total nominal amount.

4)   Resolve that the Management Board may grant ordinary shareholders a priority right to subscribe shares as of right and/or on the basis of their exact rights, within the timeframe and under the conditions it will determine, for part or all of issues carried out by virtue of this resolution, and which shall be exercised pro rata the number of shares owned by each shareholder, in accordance with applicable laws and regulations.

5)   Resolve that the issue price of the preferred shares to be issued pursuant to this resolution (i) will be equal to the volume-
weighted average quoted price of the AXA ordinary share on euronext Paris over the twenty trading day preceding the date on which the decision to issue is made and/or (ii) shall be at least equal to be minimum price authorized by applicable laws and regulations. each new issue of shares of category B non-fungible with the prior issue(s) of preferred shares will result in the creation of a new category of preferred shares.

6)   Resolve that in the event of a preferred shares issue being undersubscribed, the Management Board may implement, in the order it considers appropriate, one and/or several of the following options:

• limit the capital increase to the amount of subscriptions, provided that such amount is at least equal to the three quarters of the increase resolved;

• freely allocate some or all of the unsubscribed preferred shares between the persons it will choose, including by offering all or a portion of the unsubscribed preferred shares to the public.

7)   Resolve that the Management Board shall have full powers, including the option to sub-delegate authority under the provisions of the law, to implement this resolution, in particular to:

• determine the nature and the condition for the placement of the preferred shares that may be issued pursuant to this resolution;

• determine the amount of the capital increases and the number of preferred shares to be issued, subject to the maximum nominal amount of capital increase and issue amount provided for in this resolution, the date of issue and the issue price of such shares to be determined pursuant to this resolution, to create new categories of preferred shares as necessary and amend the Bylaws accordingly;

• determine the amount of the preferred dividend pursuant to the proposal of amended Bylaws, attached as an exhibit hereto, and amend the Bylaws accordingly;

• determine the terms and conditions for the subscription and the payment of the preferred shares;

• determine the date from which the holders of the Preferred Shares shall have rights in respect of any dividend (date de jouissance);

• take all necessary measures to safeguard the rights of owners of securities or other rights giving access to the Company’s capital, in compliance with applicable laws and regulations, and if applicable, contractual terms providing for other adjustments;

• charge, as applicable, all expenses, in particular expenses incurred as a result of the capital increase to the share premium account, and, if appropriate, to transfer the sums as required to the legal reserve, and in general take all necessary measures;

• proceed, as applicable, to list on a regulated market the preferred shares to be issued;

• take all necessary measures in order to complete – or, if applicable, to postpone – any issue;

• acknowledge the completion of any capital increase and amend the Bylaws accordingly;

• carry out all formalities in connection with any capital increase, and more generally take all necessary measures and conclude all agreements in furtherance of each issue.

This authorization is granted for a period of 26 months, starting from the date of this Meeting.

Twenty-sixth resolution

Amendments of the Bylaws to include preferred shares

The Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, and having reviewed the Management Board Report, as well as the Statutory Auditors’ Special Report and the amended Bylaws attached as an exhibit hereto and describing the characteristics of the preferred shares and subject to the implementation by the Management
Board of any one of resolutions 23, 24 or 25 relating to preferred share issues (such condition precedent will be deemed fulflled just before the issue of the relevant preferred shares),

1)   Resolve to approve the amended Bylaws, in their entirety, such as they appear in the exhibit attached hereto. The proposal of amended Bylaws, which describe the characteristics of the preferred shares, is deemed to be part of this resolution.

2)   Resolve,

• to create a new category of shares of the Company, consisting of preferred shares named shares of category B, and in the event of successive issues of non-fungible preferred shares to create new categories of such preferred shares (called B1 for the first issue, B2 for the second issue and so on for the following issues); and

• that the Company’s share capital will therefore initially be divided into two categories of shares (i) shares of category A consisting of all existing ordinary shares of the Company, and (ii) shares of category B which may be issued.

3)   grant full authority to the Management Board, including the option to sub-delegate authority pursuant to applicable law, to amend the Bylaws in accordance with this resolution and, in general, undertake all formalities and carry out all flings required in furtherance of the above-mentioned amendments of the Bylaws.

Twenty-seventh resolution

Authorization to comply with all formal requirements in connection with this Meeting

The Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary meetings, hereby grant full authority to the bearer of an original, an extract or a copy of these minutes to comply with all formal publications, flings and other requirements and, in general, to take all necessary measures.

524 2008 ANNUAL REPORT

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APPENDIX TO THE RESOLUTIONS: PROPOSAL FOR AMENDED BYLAWS

In the proposal for amended Bylaws below, changes to the Bylaws currently in force are displayed (i) in bold for insertions and
(ii) with strike through for deletions.

BYLAWS

TITLE I > STRUCTURE – CORPORATE NAME – PURPOSE – OFFICE – TERM

Article 1 – Corporate structure

The Company is a limited liability company, known as Société Anonyme under French law, with a Management Board and a
Supervisory Board.

It is governed by existing and future statutory and regulatory provisions as applicable and by these Bylaws.

Article 2 – Corporate name

The name of the Company is: AXA

Any instruments or documents intended to third parties shall contain the name of the Company, immediately preceded or followed by the words “Société Anonyme” or by the initials “S.A. – with Management and Supervisory Boards” as well as the amount of the share capital, including the place of incorporation and the registration number of the Company as recorded at the Trade and
Company Register.

Article 3 – Corporate purpose

The purpose of the Company is:

•  To have equity interests whatever their forms in any French or foreign companies or businesses, regardless of their legal corporate structure, to manage and, as the case may be, to dispose of said equity interests, as well as to take part in any and all transactions which directly or indirectly relate to the said purpose, or in furtherance thereof,

•  And in particular, within this framework, to acquire and manage equity interests whatever their forms, directly or indirectly, in any French or foreign insurance companies or businesses,

•  To acquire, manage and sell all listed or unlisted shares and securities, including all real and movable property, as well as all rights, listed or unlisted stock, and movable property related to said assets securities,

•  And, in general, to perform all industrial, commercial, financial, real estate or movable property transactions, directly or indirectly related to the purpose defined above or in furtherance thereof.

Article 4 – Registered office

The Company’s registered office is located at 25, avenue Matignon, 75008 Paris, France.

It may be moved to any other location within the same district or in its surrounding area, upon decision of the Supervisory Board and subject to ratifcation by the following Shareholders’ ordinary general meeting, or to any other location as resolved by the
Shareholders convened at an extraordinary meeting.

Article 5 – Term of the Company

The term of the Company shall end on December 31, 2059 unless the Company is dissolved earlier or its term extended.

TITLE II > SHARE CAPITAL – SHARES

Article 6 – Share capital

The Company’s share capital represents €4,784,172,207.01 divided into 2,089,158,169 shares which are fully paid up and have the same nominal value.

~~Shares issued or to be issued as capital stock, provided that they are of the same class and have the same paid-up par value,~~

~~are fully interchangeable insofar as they bear the same ownership rights. In the event of profit distribution such as total or partial~~
~~redemption of their capital value, holders of such shares shall be entitled to the same net amount and any taxes due or payable~~
~~duties shall be evenly distributed among them~~

~~Successive changes in the share capital, contributions in cash or in kind received by the Company and the terms for issuance~~
~~of shares in exchange thereof are set out in the attachments to the present bylaws.~~

The shares are divided into two initial categories:

•  the 2,089,158,169 ordinary shares of the Company, called category A shares (the “Ordinary Shares”); and

•  the preferred shares, called categories B shares, that may be issued by the Company pursuant to Articles L.228-
11 et seq. of the French Commercial Code (Code de commerce), and in the event of successive issues of non-
fungible preferred shares to create new categories of such preferred shares (called B1 for the first category, B2 for the second one and so on for the following others) (together, the “Preferred Shares”).

The issue price of each Preferred Share (the “Issue Price”) is determined by the Management Board in accordance with the conditions set forth by the Shareholders’ general meeting.

In these Bylaws:

•  the Ordinary Shares and the Preferred Shares are defined together as the “Shares”;

•  the owners of Ordinary Shares are defined as the “Ordinary Shareholders”;

•  the owners of Preferred Shares are defined as “Preferred Shareholders”; and

•  the Ordinary Shareholders and the Preferred Shareholders are defined collectively as the “Shareholders”;

~~Article 7 – Share certifcate~~

Article 7 – Rights of holders of Preferred Shares in the event of changes in the share capital

1.   In the event of division, reduction or increase in the nominal value of Ordinary Shares, the characteristics of the
Preferred Shares shall be automatically adjusted so as to take into account these changes, it being specifed that the nominal value of a Preferred Share shall always be equal to the nominal value of an Ordinary Share.

2.  The Preferred Shares will not have any preferential subscription rights in relation to any subsequent share capital increase in cash giving immediate or deferred access to the share capital of the Company.

3.  In the event of a capital increase by capitalization of issue premiums by way of an increase in the nominal value of shares, the nominal value of each Ordinary Share and of each Preferred Share shall be increased by the same amount. In the event of a capital increase by capitalization of issue premiums by way of a free allotment of new shares, the Preferred Shareholders shall receive Preferred Shares of the same category as those held.

4.   Any capital reduction due to losses shall be borne by Shareholders pro rata their holding in the share capital of the Company.

5.   Any other change in the share capital of the Company shall not alter the rights of Preferred Shareholders.

Article 8 – Form of the Shares

Fully paid-up Shares may be issued either in registered form or in bearer form as the Shareholder so chooses pursuant to applicable laws and regulations. However, the Preferred Shares shall be recorded in registered form as long as they are not listed.

The Shares shall be recorded under the terms and conditions as provided by applicable laws and regulations.

Any person who comes to hold, directly or indirectly through companies under its control within the meaning of Article L.233-3 of the French Commercial Code, an amount of shares representing 0.5% of the share capital or of the voting rights, is bound, within fve days following the record date of any transaction making it reach or exceed this threshold, to notify to the Company, by registered letter with return receipt, of the total number of Shares or the number of voting rights as well as the total number of securities giving a deferred access to the share capital and potential voting rights attached thereto.

This notifcation must be made again, in the conditions described above, each time the interest in share capital or voting rights exceeds another 0.5% threshold. Any Shareholder whose interest in the share capital of the Company falls below any of the aforementioned thresholds is also bound to notify its status to the Company within fve days and according to the same procedures.

Failure to proceed with the above notifcations shall result in the Shares exceeding the fraction that should have been notifed being deprived of voting rights at Shareholders’ meetings if (i) during such meetings, the failure to notify has been noted and if (ii)

526 2008 ANNUAL REPORT

APPENDICES

one or more Shareholders who own jointly at least 5% of the share capital so request. Loss of voting rights shall be applicable in all Shareholders’ meetings held for a two-year period following proper notifcation.

The Company may rightfully, at its own cost and at all times as provided by law, request from a securities clearing house any information it requires concerning the identity of holders of the Company’s securities giving immediate or deferred voting rights in Shareholders’ meetings, including the number of securities held by each of them.

Article ~~8~~9 – Share-related rights

ownership of one Share automatically entails the Shareholder’s adherence to the Bylaws and to the decisions of the Shareholders’
general meetings, and, for Preferred Shares, the adherence to decisions of the Preferred Shareholders’ special meetings.

The heirs, assignees, trustees or creditors of any Shareholder may not, for whatever reason, request division or sale by auction of Company’s securities, assets and properties nor may they intervene in any manner whatsoever in the governance of the
Company. In order to exercise their rights, they must refer to the Company’s financial statements and to the decisions of the
Shareholders’ general meetings.

The Preferred Shares receive a preferred dividend pursuant to the provisions of Article 25 of the Bylaws and have priority over Ordinary Shares in the event of a winding-up pursuant to the provisions of Article 27 of the Bylaws. The
Preferred Shares do not have voting rights at the Shareholders’ general meetings nor any preferential subscription right in relation to any subsequent share capital increase in cash immediate or deferred access to the share capital of the Company. They are not convertible into Ordinary Shares. The Preferred Shares may have different issue prices and different financial rights, each new issue thereby creating a new category of Preferred Shares.

Once the Preferred Shares are issued, any change in their characteristics shall be submitted to the prior approval of the
French insurance regulator (Autorité de Contrôle des Assurances et des Mutuelles) (or, if applicable, any authority which replaces it), to ensure that these Preferred Shares continue to be taken into account in the consolidated solvency margin.

Article ~~9~~10 – Payment of Shares

In the event of a capital increase, the Shareholders’ general meeting or the Management Board, if it was given the power to do so, may provide for the payment of the Shares either in whole or in part, provided that the fraction to be paid is not less than a quarter of the Shares’ nominal value. Any surplus may be called up one or more times as allowed under applicable laws and regulations.

Subscribers and Shareholders shall be advised of the fraction to be paid at least ffteen days before the date set for each payment, either through a legal notice in a legal gazette at the place of the registered office, or through a letter sent by individual registered mail to each of the parties within the same timeframe.

In the event that payments for the Shares have not have been made on the set date, the amounts due shall bear interest at the applicable legal rate increased by two points for each day in arrears without any legal action or formal notice being required, and without regard to extra time incurred by any distance.

In addition, the Company may take all legal actions to cause the execution and sale of the shares that were not paid up in due time within the conditions provided by law. It may also bring civil action or a common law suit against the concerned Shareholder and its guarantors either before, after, or during the sale of such Shares.

TITLE III > THE SUPERVISORY BOARD

Article ~~10~~11 – Composition of the Supervisory Board

A – Appointment

1. The Supervisory Board is composed of at least three and no more than eighteen members, notwithstanding the temporary exception, allowed by the applicable legislation, in the event of a merger.

Members of the Supervisory Board shall be appointed by a simple majority vote by Shareholders at their ordinary general meeting.

In the event of one or more vacancies, the Supervisory Board may appoint temporary members until the next shareholders’
meeting.

Temporary appointments made by the Supervisory Board are subject to ratifcation by the following Shareholders’ ordinary general meeting. A member appointed to replace another shall only remain in office for the remainder of his predecessor’s term of office.

In the event that the number of Supervisory Board members is reduced to less than three, the Management Board shall immediately convene a Shareholders’ ordinary meeting in order to fll the Board vacancies.

2. During their term, each member of the Supervisory Board must own at least one hundred Ordinary Shares.

3. Members of the Supervisory Board are appointed for a renewable four-year term of office. Their duties as members of the
Supervisory Board end at the close of the Shareholders’ annual general meeting convened to approve the Company’s accounts for fiscal year ended and held during the year on which their term of office expires.

In the event that members of the Supervisory Board were to be all replaced, the term of office of half of the designated members, or rounded down, if need be, to the nearest number, would expire after two years, and the remaining members’
term of office would expire after four years, pursuant to the order such as determined by random drawing during a meeting of the Supervisory Board.

Members of the Supervisory Board or representatives of legal entities members of the Supervisory Board may not stay in office after the age of seventy. however, this rule may be waived for a maximum of one-third of the active members of the
Supervisory Board (individuals or representatives of legal entities). In this event, the term of office of Supervisory Board members who have exceeded the age limit shall not exceed two years and shall be only renewable once.
If the representatives of a legal entity member of the Supervisory Board cannot remain in office, said entity shall replace him with someone else within one month, failing which, it shall be deemed to have resigned.

If the one-third quota is exceeded and if a Supervisory Board member above seventy years old has not voluntarily resigned, the oldest member will be deemed to have resigned.

B – Removal

Members of the Supervisory Board may be removed from office by decision of the Shareholders’ ordinary general meeting, at all times, without notice or indemnity.

C – Appointment of an employee Ordinary Shareholder representative to the Supervisory Board

1.   In accordance with applicable laws and regulations and with these Bylaws, Ordinary Shareholders convened at an ordinary meeting, shall appoint a member to the Supervisory Board who represents all employee Ordinary Shareholders, provided that the legal prerequisites are met.

2.   This employee Ordinary Shareholder representative shall be appointed for a four-year term of office. Notwithstanding the foregoing, the employee Ordinary Shareholder representative to the Supervisory Board shall be automatically removed from office if he or she ceases to be employed by the Company or a subsidiary or inter-company partnership affliated with AXA within the meaning of Article L.225-180 of the French Commercial Code.

3.   Candidates for the employee Ordinary Shareholder representative seat at the Supervisory Board shall be nominated in the following way:

a)  I f the voting rights attached to Ordinary Shares held by the employees are exercised on their behalf by members of the supervisory board of a mutual fund, the board may nominate two candidates at most.

If there are several mutual funds of this type, the Management Board may opt to regroup (i) the supervisory boards for funds that hold the assets of AXA’s employee Ordinary Shareholders in France, on the one hand, and (ii) the supervisory boards for international funds that hold the assets of AXA’s employee Ordinary Shareholder in countries other than France on the other hand. In this case, each group of funds shall be entitled nominate no more than two candidates.

b)  If the voting rights attached to Ordinary Shares held by employees are directly exercised by the employees, candidates for the seat on the Supervisory Board shall be nominated in the manner described below.

The consultation of the employees Ordinary Shareholders may be carried out using any technical means, including electronic or mail-in voting, provided they give an accurate count of the votes cast. each employee has as many votes as shares owned, either directly or indirectly via units held in an employer-sponsored mutual fund with individual exercise of voting rights.

only candidates having received more than 2% of the votes cast during the consultation process of employees Ordinary
Shareholders shall be submitted to the vote of the Shareholders’ general meeting.

4.   with respect to the application of paragraph 3. a) and prior to the Shareholders’ general meeting, the Management Board shall formally request that the supervisory boards of the relevant mutual funds nominate one or more candidates.

with respect to the application of paragraph 3. b) and prior to the Shareholders’ general meeting, the Management Board shall determine the procedures for consulting employees Ordinary Shareholders who directly exercise their voting rights for the purpose of appointing their candidate(s).

5.   The Management Board shall determine all appointment procedures that are not provided for by applicable laws and regulations or these Bylaws, including those pertaining to the timetable for nominating candidates and those pertaining to the designation of representatives of employee Ordinary Shareholders attending the Shareholders’ general meeting.

6.   For each of the procedures mentioned in paragraphs 3. a) and 3. b), a written summary of the proceedings shall be drawn up, stating the number of votes cast by each of the candidates. A list of all the validly appointed candidates is drawn up.
This list must contain the names of at least two candidates.

The candidate list shall be mentioned in the convening notice of the Shareholders’ general meeting called to appoint the employees Ordinary Shareholders representative to the Supervisory Board.

528 2008 ANNUAL REPORT

APPENDICES

7.   The member of the Supervisory Board appointed to represent the employee Ordinary Shareholders shall be appointed by the Shareholders convened at an ordinary general meeting, in accordance with the same procedures that apply to the appointment of any member of the Supervisory Board.

This member of the Supervisory Board shall not be taken into consideration for the purpose of determining the minimum and maximum numbers of members the Supervisory Board pursuant to Article L.225-69 of the French Commercial Code.

8.   In the event of a vacancy, and regardless of its cause, the candidates to the employee Ordinary Shareholder representative seat at the Supervisory Board shall be designated following the same procedures as those indicated hereinabove and prior to the next ordinary general meeting or, if this meeting is held less than four months after the seat has become vacant, prior to the following ordinary general meeting. The new employee Ordinary Shareholder representative replacing the outgoing officeholder shall be appointed by the Shareholders for a four-year term of office.

During the timeframe leading up to the appointment of the new employee Ordinary Shareholder representative, the Supervisory
Board may continue to hold meetings and conduct business as usual.

9.   I n the event that the report submitted annually by the Management Board to the Shareholders pursuant to Article L.225-102 of the French Commercial Code reveals that the percentage of the Company’s Ordinary Shares owned by the employees
Ordinary Shareholders representative has fallen below 3 percent of the Company’s total Ordinary Shares, the current term of office of the employees Ordinary Shareholders representative shall end at the close of the Shareholders’ ordinary general meeting at which such report was submitted. In that case, if such seat is vacant for any reason whatsoever between the end of the fiscal year and the date of the aforementioned Shareholders’ meeting, the Supervisory Board may continue to hold meetings and conduct business as usual.

10. The member of the Supervisory Board appointed to represent employees Ordinary Shareholders must own at least one hundred Ordinary Shares, either directly or through a mutual fund, or an equivalent number of units in the mutual fund in question. If this is not the case on the day he or she is appointed, or if at any time during the term of office he or she ceases to own one hundred Ordinary Shares or the equivalent in mutual fund units, he or she shall resign from the seat held on the board unless he or she has complied with his or her obligation within three months.

Article ~~11~~12 – officers of the Supervisory Board

The Supervisory Board appoints a Chairman and a vice-Chairman from amongst its members. The Chairman and the vice-
Chairman remain in office as long as they hold their office as members of the Supervisory Board, unless the Supervisory Board decides to appoint a new Chairman and, if required, a new vice-Chairman.

The Chairman calls the meetings of the Board and presides over the discussions held.

In the absence of the Chairman, or when he temporarily delegates his powers, the vice-Chairman performs the duties of the
Chairman and is entitled to the same rights.

The Supervisory Board appoints a secretary, possibly outside its membership. This secretary, the Chairman and the vice-Chairman, constitute the officers of the meeting.

Article ~~12~~13 – Powers and duties of the Supervisory Board

1.   The Supervisory Board exercises its regular control over the management of the Company performed by the Management
Board, by means of the checks and controls it deems appropriate, and by ensuring that it has all the available documents required to perform its duty, in particular strategic plans and budgets of businesses controlled by the Company.

Under no circumstances this supervision shall give rise to direct or indirect management by the Supervisory Board or any of its members, nor shall it be performed under such conditions that it precludes the Management Board from performing its management duties.

2.   The Supervisory Board presents to the Shareholders’ annual general meeting its comments on the report of the Management
Board and the Company’s annual financial statements.

3. a) In accordance with applicable laws and regulations, sale of real property per se, total or partial transfer of interests, collateral provisions, warrants, and guarantees must be approved by the Supervisory Board.

b) In addition, the following decisions from the Management Board are subject to prior approval by the Supervisory Board:

• issuance of securities that gives immediate or deferred access to the Company’s share capital,

• proposals for Shares repurchase programs to be submitted to the Shareholders at their annual ordinary meetings,

• financial operations that may lead to substantial changes in the financial structure of the Company,

• mergers and acquisitions, whatever their form,

• strategic partnership agreements,

• setting up any stock options plan or granting any free allotment of Ordinary Shares in favour of the employees of the
Company, as well as for employees and officers of related parties, as well as the granting of stock options or free allotment of Ordinary Shares to members of the Management Board,

• proposals for amendments to the Bylaws to be submitted to Shareholders at their annual extraordinary meeting,

• proposals for appropriation of earnings and dividend(s) payment for the fiscal year ended to be submitted to Shareholders at their annual ordinary meeting,

• date of dividend(s) distribution and possible advances for dividend payment.

c) The Supervisory Board may, subject to the limit of total and specifc amounts it sets for each of the operations listed in a)
and b) of paragraph 3, authorize the Management Board to proceed to the above mentioned operations. when an operation exceeds the amounts set, it is necessary to obtain the authorization of the Supervisory Board in each case.
when the amount of a collateral, warranty or surety exceeds the limit set for the period under consideration, any enforcement action for the limit excess is void against third parties who are not cognizant of the limit.

The absence of authorization of real property sale per se, total or partial transfer of interests and collateral provisions renders these unenforceable against third parties, unless the Company proves that such third parties were cognizant of it or could not have ignored it.

4.   The Supervisory Board may set up one or more special committees for which it sets the composition (including its own members) and it assigns tasks ; these committees perform their duties under the Supervisory Board’s supervision. each committee presents its activity report at the following Supervisory Board meeting.

5.   The Supervisory Board defines its own internal rules of procedures which are communicated to the Management Board.

Article ~~13~~14 – Meetings of the Supervisory Board

1.   The Supervisory Board meets as often as it deems necessary for the interest of the Company but not less than once every quarter.

Meetings shall be called by the Chairman or vice-Chairman by all available means.

The Chairman shall call a meeting of the Supervisory Board within the ffteen days following a justifed request made by the

Management Board or at least by one-third of the members of the Supervisory Board. If the request remains unanswered,

the requesting parties may themselves undertake to convene the Supervisory Board members by providing them with the meeting agenda. otherwise, the Chairman of the Board sets the agenda but only at the time of the meeting.

Meetings shall take place wherever indicated in the notice of meeting.

2.   A member of the Supervisory Board may give his/her proxy either by mail, telex, telegram or facsimile ~~(article 107-1 of the~~
~~French Decree dated March, 23rd, 1967)~~ to another member of the Supervisory Board to act on his/her behalf at a given meeting of the Supervisory Board.

each member of the Supervisory Board may only receive one proxy at a time for the same meeting by application of the above paragraph.

The provisions contained in the above two paragraphs also apply to representatives of legal entities.

In accordance with and subject to applicable legal provisions, the Supervisory Board may deliberate by means of videoconference or by any other means of telecommunication or remote transmission, or by consulting its members in writing. In such case,

resolutions shall be adopted by the vote of a majority of the members present or represented. In the event of a vote tie, the

Chairman shall cast the deciding vote.

Members of the Supervisory Board may participate in meetings by means of videoconference or by any other means of telecommunication or remote transmission in compliance with the applicable regulations. Any member of the Supervisory

Board may appoint another member thereof as his proxy.

3.   Members of the Supervisory Board, including anyone present in person at the meetings of the Supervisory Board, are bound to observe confdentiality with respect to the discussions held at Board meetings and to the information of a confdential nature or deemed as such by the Chairman of the Supervisory Board or the Chairman of the Management Board.

Article ~~14~~15 – Compensation of Members of the Supervisory Board

1.   Members of the Supervisory Board receive a fxed annual fee as compensation, as determined by the Shareholders at their annual meeting and remains effective unless otherwise provided. Members of the Supervisory Board receive this amount in compensation for their attendance at meetings; the amounts to be allocated depend on the attendance rates set by the Board.

2.   The Supervisory Board may also grant compensation to the Supervisory Board members for their performance of special tasks or assignments, in accordance with the terms and conditions provided by law.

Article ~~15~~16 – Censors

Upon proposal from the Chairman, the Supervisory Board may accept, from time to time as it seems appropriate, a number of censors up to a maximum of four persons or representatives of corporate entities, selected or not among the Shareholders. Censors are convened to all the meetings of the Supervisory Board and take part in its discussions but do not have the right to vote.

The Supervisory Board determines their role and how to compensate them.

Censors may not substitute members of the Supervisory Board on which they depend. They communicate their opinions to the
Supervisory Board and the Management Board.

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APPENDICES

Censors are automatically and fully deemed to have resigned at the close of the fiscal year during which they have reached the age of seventy.

TITLE IV > MANAGEMENT BOARD

Article ~~16~~17 – Composition of the Management Board
A – Appointment

1.   The Company is administrated by a Management Board composed of a maximum of seven members appointed by the
Supervisory Board that will exercise control over the Management Board in accordance with the law and statutory provisions as set forth below.

2.   Members of the Management Board may or may not be Shareholders and it is mandatory that they represent themselves as individuals.

No member of the Supervisory Board may be part of the Management Board. In addition, no one is eligible for membership in the Management Board if he is concerned by forfeiture pursuant to the law: cumulative functions, incompatibility, degeneration or ban to exercise.

each member of the Management Board may enter into an employment contract with the Company that is legally binding and effective through his whole term of office and beyond.

3.   Members of the Management Board are appointed for three years by the Supervisory Board, which is also responsible for flling any vacancies on the Management Board in accordance with the law.

4.   Members of the Management Board may be re-appointed without limitation.

5.   No one may be appointed to the Management Board past the age of sixty-fve. Any member of the Management Board who reaches the age of sixty-fve while in office during a fiscal year is automatically deemed to have resigned at the close of such fiscal year. however, when a member of the Management Board reaches the age of sixty-fve, the Supervisory Board may choose to extend his term of office once or several times as the case may be, provided that the total extended period does not exceed three years.

B – Removal

Any member of the Management Board may be removed from office by a vote of the Shareholders’ general meeting duly assembled, or by the Supervisory Board. If the decision to remove the officeholder is found to be without just cause, the latter may seek an award for monetary damages.

Removal of a member of the Management Board does not result in the termination of its employment contract with the Company, as the case may be.

Article ~~17~~18 – Chairmanship of the Management Board – Corporate executive level

The Supervisory Board appoints one of the members of the Management Board as Chairman.

The Chairman performs his duties throughout his term of office as member of the Management Board.

The Chairman of the Management Board represents the Company vis-à-vis third parties.

The Supervisory Board may grant the same authority to represent the Company to one or more members of the Management
Board who then hold the title of vice-Chairman, Chairman of the Management Board or Senior executive vice-President.

The Supervisory Board has the right to remove the Chairman from his duties and if applicable, withdraw the power to represent the Company that was granted to any member of the Management Board.

with respect to third-party transactions, any valid commitments made by the Chairman of the Management Board or any other member that has been granted the same power to represent the Company from the Supervisory Board are deemed to be legally binding on the Company.

Article ~~18~~19 – Powers and duties of the Management Board

1. The Management Board shall have the broadest powers to act under all circumstances in the name of the Company, within the scope of the corporate purpose, and subject to the authority expressly reserved by law to the Shareholders and the
Supervisory Board.

Limitation to these powers is not enforceable against third parties, who may bring legal actions against the Company in order to enforce commitments made in its name by the Chairman of the Management Board or any other member who has been granted the same authority to represent the Company, provided that the name of the appointed legal representative has been duly published.

2.   Members of the Management Board may, with the approval of the Supervisory Board, assign among themselves their respective duties to manage the Company. however, members of the Management Board may not invoke their shared responsibilities to exempt themselves from the obligation to meet regularly in order to discuss essential management issues related to the
Company, nor may they consider it as a disclaimer of the due diligence task incumbent upon each member of the Management
Board and for which they are jointly and severally liable.

3.   The Management Board may at its sole discretion entrust one or more of its members or any non-member person with special assignments, whether of a permanent or temporary nature, and delegate such powers as it deems necessary in order to enable them to achieve one or more specifc purposes, with or without the right to sub-delegate.

4.   when a transaction requires the approval of the Supervisory Board pursuant to ~~Article 12~~ Article 13 of these Bylaws and the
Board withholds it, the Management Board may bring the dispute in front of the Shareholders’ general meeting which can resolve to grant the required approval and draw all ensuing conclusions.

5.   The Management Board presents its report, at least once every quarter, to the Supervisory Board, either orally or in writing, that summarizes its major accomplishments or highlights in the management of the Company.

within three months following the close of each fiscal year, the Management Board prepares the Company’s final financial statements and, if applicable, its consolidated financial statements which it submits to the Supervisory Board for review and control. It suggests how to allocate earnings for the fiscal year ended.

The Management Board reviews the Company’s quarterly and half-yearly financial statements and presents them to the

Supervisory Board.

The Management Board convenes all Shareholders’ meetings, sets their agenda, and carries out their resolutions.

6.   Members of the Management Board are jointly and severally liable vis-à-vis the Company or third parties, as the case may be, for any offence of the statutory provisions governing French companies (Sociétés Anonymes), for any breaches of these
Bylaws, for acts of negligence or misconduct in the performance of their management duties, in all cases punishable by law and subject to the conditions provided therein.

Article ~~19~~20 – Meetings and resolutions of the Management Board

The Management Board may meet as often as it is necessary to protect the interest of the Company upon notice of the Chairman of the Management Board or of at least half of its members, either at the principal office of the Company, or at any other location indicated in the notice of meeting. The agenda may be completed at the meeting. Notice of meetings may be given by all available means, including orally.

The Chairman of the Management Board shall chair the meetings of the Board. If he is unable to do so, the meeting will be chaired by the vice-Chairman or Senior executive designated by the Chairman of the Management Board. If he is unable to do so, the oldest vice-Chairman or Senior executive or the oldest member of the Management Board in attendance will chair the meetings.
The Management Board appoints a secretary, possibly outside its membership.

Decisions of the Management Board are only valid if at least half of its members are present.

Decisions are taken by the majority vote of members present and represented. If there is a vote tie, the vote of the Chairman shall cast the deciding vote.

Decisions of the Management Board are recorded in minutes of meetings recorded in a special register and signed by all members of the Board present at the meeting.

Members of the Management Board may participate by means of videoconference or by any other means of telecommunication

After consulting the Supervisory Board, the Management Board establishes its own internal rules of procedures.

Article ~~20~~21 – Compensation of members of the Management Board

The Supervisory Board shall set the amount and terms of compensation for each of the members of the Management Board.

Article ~~21~~22 – Regulated agreements

Any agreement that is entered into, either directly or through another person, between the Company and a member of its
Supervisory Board, Management Board or a Shareholder holding a percentage of the voting rights greater than the applicable threshold as set out by law (if such Shareholder is a legal person and not an individual, the company that controls it within the

532 2008 ANNUAL REPORT

APPENDICES

meaning of Article L.233-3 of the French Commercial Code) must be submitted to the prior approval of the Supervisory Board.

The same applies for agreements in which one of the persons mentioned in the preceding paragraph has an indirect interest or in which this person participates by the intermediary of another person.

Agreements entered into between the Company and another company shall also be submitted to the prior approval of the
Supervisory Board if a member of the Supervisory Board or the Management Board of the Company has an ownership interest in the other company, is an unlimited partner, manager or trustee, member of its supervisory board, or, in general, director and/or officer thereof.

The foregoing provisions do not apply to agreements that concern ongoing business transactions conducted in the ordinary course of business.

however, the existence of such agreements must be disclosed to the Chairman of the Supervisory Board. A list of such agreements and their purpose shall in turn be disclosed by the Chairman to the members of the Supervisory Board and to the Statutory
Auditors of the Company.

TITLE V > AUDITORS

Article ~~22~~23 – Statutory Auditors

one or more statutory auditors are appointed to perform their duties as provided by law.

Their fees are set according to the terms and conditions set forth in applicable regulations.

TITLE VI > GENERAL AND SPECIAL SHAREHOLDERS’ MEETINGS

Article ~~23~~24 – Shareholders’ meetings
a) General meetings of Shareholders

The Shareholders are convened by the Management Board to the general meetings as provided by law.

The general meetings of Shareholders may also be convened by the Supervisory Board.

The Shareholders meet and deliberate in accordance with applicable laws. In particular, any Ordinary Shareholder may vote at these meetings without being physically present, by means of videoconference or telecommunication allowing the identifcation of shareholders, as provided for by law and subject to the Management Board’s approval published in the notice of meeting.

Any Shareholder may attend such meetings either in person or by proxy upon evidence of his/her identity and the ownership of his/her shares under the terms and conditions as provided for by existing laws and regulations.

voting by mail is to be accomplished in accordance with applicable laws and regulations. In particular, any Ordinary Shareholder may give a proxy or send his/her voting instructions prior to the meetings, either in paper form or by electronic means, subject to approval by the Management Board published in the notice of meeting.

The online completion and signature of these forms, in accordance with the first sentence of the second paragraph of Article
1316-4 of the French Civil Code (Code Civil), if the Management Board so decides at the time the notice of meeting is sent to shareholders, can be accomplished directly on the secured website set up to centralize the management of Shareholders’ general meetings using a secure username (log in) and password system. The proxy or voting instructions completed accordingly prior to the meeting, as well as the acknowledgement of receipt that will be given in reply, will be considered as an irrevocable and opposable written proof, provided that, in the event of Shares being sold or otherwise legally transferred before the third business day preceding the Shareholders’ general meeting at 0.00am Paris time, the Company shall invalidate or modify accordingly, as the case may be, the proxy or voting instructions completed online.

~~each member of the Shareholders’ meeting has as many voting rights as the number of Shares it owns or represents,~~ Only the
Ordinary Shareholders have the right to vote at the ordinary and extraordinary general meetings, it being specifed that only the Ordinary Shareholders have as many voting rights in these meetings as the number of Ordinary Shares they own or represent. However, owners of fully paid-up ordinary Shares registered since at least two years at the end of the fiscal year preceding such meeting, have double voting rights. In the event of a capital increase by capitalization of reserve, earnings, issue or merger premiums, double voting rights are granted upon the issuance of registered Ordinary Shares freely allotted to an Ordinary Shareholder on the basis of the outstanding Ordinary Shares that allow him to exercise such double voting right.

The Shareholders’ general meetings are chaired by the Chairman of the Supervisory Board or, in his absence, by the vice-Chairman, or by a specifcally appointed member of the Supervisory Board. otherwise, Shareholders appoint a Chairman themselves.

Minutes of the general meetings are prepared and true copies are certifed and delivered as required by law.

b) Special meetings of Preferred Shareholders

The owners of each category of Preferred Shares are convened in special meetings (assemblées spéciales).

Pursuant to the provisions of Article L.225-99 of the French Commercial Code, any decision of the Shareholders’
general meetings modifying the rights of a category of Preferred Shares will only be effective after approval of these modifcations by the special meeting of the relevant Preferred Share holders.

Special meetings of Preferred Shareholders are convened and vote in accordance with the conditions set forth in the French Commercial Code. The provisions of paragraph a) above shall be applied mutatis mutandis to the special meetings of Preferred Shareholders, it being specifed however that as long as each category of Preferred
Shares and all Shares comprising that category are not in the form of registered shares, the information referred to in paragraph a) may be replaced by notifcation by simple letter.

TITLE VII > FISCAL YEAR

Article ~~24~~25 – Company’s financial statements and consolidated financial statements

The fiscal year is a twelve-month period starting January 1 and ending December 31.

a) Company’s financial statements

The amounts required by law to be set aside as reserves shall be deducted first on each year’s earnings, reduced by losses carried forward, if any.

earnings available for distribution represents the Company’s net profit over a fiscal year, minus all losses carried forward and all amounts required to be set aside as reserves pursuant to the law or the Bylaws, and increased by previous retained earnings.

Shareholders may decide to withhold from such earnings all sums they deem appropriate to be allocated to the optional, ordinary or extraordinary reserves, or to be carried forward.

The remaining balance shall be distributed among ~~the shares outstanding in proportion to their nominal value~~ Shares ~~fully paid-~~
~~up and unredeemed shares~~ as follows:

~~•  The Management Board determines when, where and how dividend payments are to be made.~~

•  the Total Amount of the Preferred Dividend (as defined below) shall be first distributed to the holders of Preferred
Shares pursuant to the provisions set out below;

•  the balance shall then be distributed among the holders of Ordinary Shares pro rata their holding in the Company’s share capital, provided that no dividend may be paid to the holders of Ordinary Shares if the Preferred Dividend for the relevant fiscal year has not been paid in full.

The Preferred Dividend to be paid to each outstanding Preferred Share for any fiscal year (the “Preferred Dividend”) is equal to a multiple of the dividend to be paid on an Ordinary Share for such fiscal year. This multiple, to be determined by the Management Board in its decision to issue the relevant Preferred Shares, may not be less than 1.2 nor greater than 1.8. In any event, the Preferred Dividend may not be less than the Minimum Dividend, nor greater than the
Maximum Dividend. The “Minimum Dividend” that is applicable to a Preferred Share is equal to its Current Amount multiplied by the Minimum Percentage applicable to the relevant Preferred Share; the Minimum Percentage to be determined by the Management Board for each category of Preferred Shares in its decision to issue the relevant
Preferred Shares, may not be less than 6% nor greater than 8%. The “Maximum Dividend” that is applicable to a
Preferred Share is equal to its Current Amount multiplied by the Maximum Percentage for the relevant Preferred
Share; the Maximum Percentage to be determined by the Management Board for each category of Preferred Shares in its decision to issue the relevant Preferred Shares, may not be less than 10% nor greater than 14%.

In any event, the total amount of Preferred Dividend to be paid on all outstanding Preferred Shares (the “Total
Amount of Preferred Dividend”) shall not exceed 90% of the earnings available for distribution for the relevant fiscal year, within the meaning of Article L.232-11 of the French Commercial Code.

Notwithstanding the above-mentioned provisions, the Preferred Dividend to be paid for the fiscal year during which the Preferred Shares have been issued shall be equal to the product of (i) the Preferred Dividend as determined above by (ii) the number of days, from the issue date of the Preferred Shares to December 31 of the relevant fiscal year on a 365-day basis or 366-day basis for a leap year.

534 2008 ANNUAL REPORT

APPENDICES

The “Current Amount” of a Preferred Share is, for any given fiscal year, the Issue Price of the said Preferred Share (i)
minus all losses charged on the Issue Price, it being specifed that these losses will first be charged on the relevant issue premiums of the Shares (so that the issue premiums of all categories of Shares will be reduced in the same proportion) and then applied equally to the Shares by way of reduction in the nominal amount of such shares, such reduction to be a share capital reduction due to losses (the “Reduction Part of the Current Amount”), and (ii)
increased by the Reconstitution Part of the Current Amount as at December 31 of the relevant fiscal year, provided that the Current Amount will only be reconstituted, partly or in whole, in the event that the Preferred Dividend has been paid in respect of the two preceding fiscal years. The “Reconstitution Part of the Current Amount” will be a percentage of the earnings available for distribution, as appearing in the Company’s certifed annual financial statements, this percentage will correspond to the fraction of the relevant Preferred Share in the share capital as at December 31 of the relevant fiscal year. In the event of successive reductions and reconstitutions of the Current
Amount for a category of Preferred Shares subsequent to their issue, the total aggregate amount of reductions and reconstitutions carried out for the relevant Preferred Share will be taken into account. In all cases, the Current
Amount of a Preferred Share shall never exceed its Issue Price.

The Reduction Part of the Current Amount shall be deemed to occur on December 31 of the fiscal year during which a share capital reduction due to losses has occurred. The Reconstitution Part of the Current Amount shall be deemed to occur on December 31 of the relevant fiscal year.

The Shareholders’ general meeting may, in any fiscal year, resolve not to distribute a dividend, including any Preferred
Dividend, or to distribute only part of the Preferred Dividend. In this case, the Preferred Dividend for the relevant fiscal year, or as the case may be, any part of the Preferred Dividend of the relevant fiscal year not distributed, shall not be carried forward to the following fiscal years.

The Total Amount of Preferred Dividend may not be distributed in the event that this distribution would cause the consolidated solvency margin to fall below the minimum percentage required by the applicable insurance regulations.

The Management Board may decide to make one or more distribution of advance payments on dividends in accordance with the law and provisions of ~~Article 12~~ Article 13. 3 b) of these Bylaws.

Subject to the distribution of advance payments of dividends, the Preferred Dividend shall be paid to Preferred
Shareholders on the same date on which the dividend shall be paid to Ordinary Shareholders or, in the absence of any dividend distribution to Ordinary Shareholders, on the date set by the Shareholders’ general meeting.

The Shareholders’ general meeting called to approve the Company’s accounts of a fiscal year may grant to each Shareholder, the option to receive the payment of all or part of any dividend in cash or in Shares, it being specifed that in the case of any dividend payment in Shares, each Shareholder shall only be entitled to receive Shares of the same category as those already held.

b) Consolidated financial statements

The Management Board shall submit the consolidated financial statements to the approval of the Shareholders’ annual general meeting at the same time as it submits its report, the Company’s financial statements and the Company’s consolidated financial statements. The Shareholders’ annual general meeting shall deliberate and decide on all issues relating to the consolidated financial statements of the previous fiscal year ended.

TITLE VIII > REPURCHASE OF PREFERRED SHARES

Article 26 – Repurchase of Preferred Shares

1.   The Company may repurchase all shares of a category of Preferred Shares at any time after the 5th anniversary date of the issue of the relevant Preferred Shares.

2.  In the event that an issue, merger or spin-off requiring the approval of the special meeting of holders of Preferred
Shares of any category, is not approved by such special meeting, the Company may repurchase at any time all the shares comprising the relevant category of Preferred Shares on the date specifed in the Repurchase Notice
(as defined below).

3.  If any category of Preferred Shares no longer qualify without limit as part of the consolidated solvency margin in accordance with applicable insurance regulations due to a change in these regulations or a change in their interpretation by the French insurance regulator (Autorité de Contrôle des Assurances et des Mutuelles or, if applicable, any authority that replaces it), the Company may repurchase at any time all shares comprising the relevant category of Preferred Shares on a date that may not precede the date on which such Preferred Shares no longer qualify without limit as part of the consolidated solvency margin.

Any exercise of a repurchase option pursuant to this article will be carried out upon a decision of the Management

Board, which may include a power to sub-delegate authority to the Chairman of the Management Board and/or,

upon agreement of the Management Board, to a member of the Management Board, subject to prior approval of the French insurance regulator (Autorité de Contrôle des Assurances et des Mutuelles or, if applicable, any authority that replaces it).

In the event that all the relevant Preferred Shares are registered shares, the owners of such Preferred Shares will be notifed of the repurchase by registered letter at least thirty calendar days prior to the repurchase date

(the “Repurchase Notice”). In the event that some or all of the relevant Preferred Shares are bearer shares,

the Repurchase Notice shall be published in the Bulletin des annonces légales obligatoires within the same timeframe.

All Preferred Shares so repurchased will be cancelled. The Management Board will confirm the number of

Preferred Shares repurchased and subsequently cancelled and will amend the Bylaws accordingly.

Each Preferred Share will be repurchased by the Company at a price equal to its Issue Price (the “Repurchase

Price”). However, in the event of a repurchase pursuant to paragraphs 1. or 3. of this Article in the course of a fiscal year, the Repurchase Price will be increased by the Minimum Percentage (as defined in Article 25 of the

Bylaws) calculated on a 365-day basis, or 366-day basis for a leap year, taking into account the number of days accrued between:

• January 1 (included) of the preceding fiscal year if (i) the Shareholders’ annual general meeting called to approve the financial statements for the preceding fiscal year has not yet been held or if (ii) the relevant Preferred Dividend has been approved by such general meeting but has not yet been paid on the repurchase date; or

• January 1 (included) of the current fiscal year if (i) the Preferred Dividend for the preceding fiscal year has been approved by the general meeting which approved the financial statements for the preceding fiscal year and paid on the repurchase date or if (ii) no Preferred Dividend has been approved by such general meeting.

• and the repurchase date (excluded).

TITLE ~~VIII~~IX > DISSOLUTION OF THE COMPANY

Article ~~25~~27 – Dissolution

In case of dissolution of the Company, the Shareholders, having fulflled the quorum and majority requirements pertaining to extraordinary general meetings, shall appoint one or more receivers.

The Shareholders’ annual general meeting can resolve to allow the receiver to continue the Company’s business as usual or to carry out new business for the purposes of the winding up.

The receiver represents the Company. he is entrusted with the broadest possible powers in order to dispose of the Company’s assets, including through amicable settlements. he is also empowered to make payments to creditors and distribute the remaining balance.

~~Any assets remaining after nominal share redemption are distributed among Shareholders on a prorated basis for their capital~~
~~share.~~

In the event of a winding-up, Preferred Shares will, for an amount equal to the Issue Price of the Preferred Shares, rank in priority to Ordinary Shares. After reimbursement of the nominal value of the Preferred Shares and then the nominal value of the Ordinary Shares, the liquidation surplus (“boni de liquidation”) shall be allocated in priority to pay to Preferred Shareholders the difference between the Issue Price of the Preferred Shares and their nominal value, the remainder being then divided between Ordinary Shareholders.

TITLE ~~IX~~X > DISPUTES

Article ~~26~~28 – Disputes

Any dispute pertaining to Company’s matters arising during the life of the Company or during its winding-up, between the
Company and its Shareholders or among Shareholders themselves, shall be brought in front of the competent courts of the
Company’s registered office.

For this purpose, in the event of any dispute, each Shareholder is required to elect domicile for due service of process in the jurisdictional area of the competent courts, regardless of their actual place of residence. Failure to do so will cause delivery of summons or legal notices to the office of the Attorney general or Public Prosecutor (Procureur de la République) of the District
Court (Tribunal de Grande Instance) having jurisdiction over the Company’s registered office.

536 2008 ANNUAL REPORT

INFORMATION CONCERNING THE CANDIDATES
TO THE AXA'S SUPERVISORY BOARD

Re-appointment as a member of the Supervisory Board

JACQUES DE CHATEAUVIEUX

Born on February 13, 1951

Principal function

Chairman of the AXA Supervisory Board
Chairman and CEO of BOURBON

Number of AXA shares

Number of AXA shares held on December 31, 2008: 5,270
(Purchase of 12,000 additional shares in February 2009)

EXPERTISE AND EXPERIENCE

Mr. Jacques de Chateauvieux is a graduate of the Institut Supérieur de Gestion (Paris) and of Columbia University (New York). In
1975, he joined l'Union des Transports Aériens as a management auditor. From 1977 to 1979, he worked as a consultant to the
Boston Consulting Group (BCG). Since 1979, Mr. Jacques de Chateauvieux has been Chairman and Chief Executive Officer of
BOURBON. From 1989 to 2001, he helped develop BOURBON into an international conglomerate and then listed the company on the Paris Stock Exchange in 1998. From 2001, he has refocused BOURBON's strategy on making it a world leader in offshore oil and marine services. Mr. Jacques de Chateauvieux has been a member of the AXA Supervisory Board since 2005 and became
Chairman of the Board in April 2008.

DIRECTORSHIPS CURRENTLY HELD

BOURBON, Chairman and Chief Executive Officer

JACCAR, Chairman and Chief Executive Officer

SAPMER, Chairman of the Board of Directors

CBo Territoria, Chairman of the Board of Directors

Director or member of the Supervisory Board:

• INNODIS

• SINOPACIFIC Shipbuilding Group (China)

PREVIOUS DIRECTORSHIPS HELD DURING THE LAST FIVE YEARS

Vindemia S.A.S., Chairman

Antenne Réunion Télévision, Chairman

Re-appointment as a member of the Supervisory Board

ANTHONY HAMILTON

Born on October 11, 1941

Principal function

Non-executive Chairman of AXA UK PLC (United Kingdom) and AXA Equity and Law PLC
(United Kingdom)

Number of AXA shares

Number of AXA and ADR AXA shares held on December 31, 2008: 26.043

EXPERTISE AND EXPERIENCE

Mr. Anthony Hamilton is a graduate of Oxford University. His early career was spent in London and New York working for the investment banks Schroders, Morgan Grenfell, and Wainright. In 1978 he joined Fox-Pitt, Kelton and was appointed Chief
Executive Officer in 1994. In 1993, he became a non-executive Director of AXA Equity and Law PLC (Chairman, 1995) and in
1997 a non-executive Director of AXA UK PLC. Since September 2000, Mr. Anthony Hamilton has been non-executive Chairman of AXA UK PLC.

DIRECTORSHIPS CURRENTLY HELD

AXA UK PLC (United Kingdom), Non-executive Chairman

AXA Equity and Law PLC1 (United Kingdom), Non-executive Chairman

Director or member of the Supervisory Board:

• AXA Financial, Inc.1 (United States)

•  Binley Limited (United Kingdom)

• Tawa pic (United Kingdom)

• Golf Club of Valderrama (Spain)

• AXA Equitable Life Insurance Company1 (United States)

•  MONY Life Insurance Company1 (United States)

•  MONY Life Insurance Company of America1 (United States)

PREVIOUS DIRECTORSHIPS HELD DURING THE LAST FIVE YEARS

Fox-Pitt, Kelton Group Limited (United Kingdom), Chairman
Director or member of the Supervisory Board:

•  Pinault-Printemps-Redoute

•  Fox-Pitt, Kelton Limited (United Kingdom)

• Swiss Re Capital Markets Limited (United Kingdom)

• CX Reinsurance (United Kingdom)

(1) AXA Group Company.
538        2008 ANNUAL REPORT

Re-appointment as a member of the Supervisory Board

MICHEL PÉBEREAU

Born on January 23, 1942

Principal function

Chairman of the Board of Directors of BNP Paribas

Number of AXA shares

Number of AXA shares held on December 31, 2008: 5,566

EXPERTISE AND EXPERIENCE

Mr. Michel Pébereau is a graduate of the Ecole Polytechnique and the Ecole Nationale d Administration (ENA). In 1967, he started his career as auditor at the Treasury (inspecteur des finances). He then held various management positions at the direction du
Trésor and at the "Cabinets" of two Ministers (Valéry Giscard d'Estaing and René Monory). In 1982, he joined Crédit Commercial de France. In 1987, he was in charge of its privatization before becoming Chairman and Chief Executive Officer from 1987 to
1993. In 1993, he became Chairman and Chief Executive Officer of BNP and after the merger with Paribas in 2000, Chairman and Chief Executive Officer of BNP Paribas. Since 2004, Mr. Michel Pébereau has been Chairman of the Board of Directors of
BNP Paribas.

DIRECTORSHIPS CURRENTLY HELD

BNP Paribas, Chairman of the Board of Directors
Director or member of the Supervisory Board:

• Saint-Gobain

• Total

•  Lafarge

•  EADS N.V. (the Netherlands)

•  Banque Marocaine pour le Commerce et l'Industrie (BMCI) (Morocco)

•  Pargesa Holding S.A. (Switzerland)

Galeries Lafayette, Censor (non-voting member of the Board)
Académie des Sciences Morales et Politiques, member

PREVIOUS DIRECTORSHIPS HELD DURING THE LAST FIVE YEARS

BNP Paribas, Chairman and Chief Executive Officer
Director or member of the Supervisory Board:

•  Dresdner Bank AG (Germany)

•  BNP Paribas UK (United Kingdom)

Re-appointment as a member of the Supervisory Board

DOMINIQUE REINICHE

Born on July 13, 1955

Principal function

Chairman Europe of The Coca-Cola Company

Number of AXA shares

Number of AXA shares held on December 31, 2008: 1,000

EXPERTISE AND EXPERIENCE

Mrs. Dominique Reiniche is a graduate of the Essec. In 1978, she joined Procter & Gamble and in 1983 became Associate
Advertising Manager. In 1986, she joined Kraft Jacobs Suchard and was appointed Marketing & Strategy Manager. In 1992, she joined Coca-Cola Entreprise as a Marketing & Responsible "Compte-clé" Manager. In 1998, she was appointed Chairman and Chief
Executive Officer of Coca-Cola Entreprise and Vice-Chairman of Coca Cola Enterprises - Europe Group in 2002. From January 2003
to May 2005, she was Chairman of Coca-Cola Enterprises - Groupe Europe. Since May 2005, Mrs. Dominique Reiniche has
been Chairman Europe of The Coca-Cola Company.

DIRECTORSHIPS CURRENTLY HELD

The Coca-Cola Company, Chairman Europe
NG Direct, member of the Advisory Board

UNESDA (Union of European Beverages Associations), Vice-Chairman

CIAA (Confederation of the Food and Drink Industries of the EU), Member of the Executive Committee and member of the
Board

PREVIOUS DIRECTORSHIPS HELD DURING THE LAST FIVE YEARS

Coca-Cola Enterprise - Groupe Europe, Chairman and Chief Executive Officer
MEDEF, member of the Executive Committee

540        2008 ANNUAL REPORT

Appointment as a member of the Supervisory Board

RAMON DE OLIVEIRA

French and Argentinian nationality
Born on September 9, 1955

Principal function

Logan Pass Partners (Investments, Consulting) - Managing Partner

Number of AXA shares

Number of AXA shares held on December 31, 2008: None

EXPERTISE AND EXPERIENCE

Mr. Ramon de Oliveira is a graduate of the University of Paris and of the Institut d'Etudes Politiques (Paris). In 1977, Mr. de Oliveira
joined JP Morgan in Paris. After two years in New York, he spent 10 years in London in a number of investment banking as well as sales and trading assignments, including running the firm's European equities business. In 1989, Mr. de Oliveira was asked by the Federal Reserve Bank of New York to lead JP Morgan's entry in the high-yield bond market and to run the Structured
Finance practice. In 1991, following additional Fed powers, he founded and led the team of executives who built JP Morgan's
Global Equities business; he also oversaw the firm's portfolio of Private Equity Investment. Prior to the merger with Chase,
Mr. de Oliveira spent 24 years at JP Morgan & Co. Mr. de Oliveira was a member of the firm's Management Committee since its inception in 1995. Until August 2001, Mr. de Oliveira was Chairman of JP Morgan Asset Management. Upon the merger with
Chase, Mr. de Oliveira was the only executive from JP Morgan & Co. asked to join the Executive Committee of the new firm with operating responsibilities. Between 2002 and 2006, Mr. de Oliveira was an Adjunct Professor of Finance at Columbia University.
He is now Managing Partner of the consulting firm Logan Pass Partners.

DIRECTORSHIPS CURRENTLY HELD

Logan Pass Partners LLC, Managing Director
Director:

• The Hartford Insurance Company

• Taittinger-Kobrand USA (United States)

Kauffman Foundation, Trustee and Chairman of the Investment Committee

PREVIOUS DIRECTORSHIPS HELD DURING THE LAST FIVE YEARS

Friends of Education (a New York-based not-for-profit organization), Chairman of the Board
Director:

• JP Morgan Suisse (Switzerland)

• American Century Company, Inc (United States)

• Sungard Data Systems (SDS) (United States)

APPENDIX VIII

Social and environmental information

In accordance with the provisions of the French Commercial Code (Code de commerce) resulting from the New economic
Regulations Act (loi sur les nouvelles régulations économiques) adopted in May 2001, the following information describes the manner in which the Company takes into account the social and environmental impacts of its activities.

Additional information concerning the social and environmental policy and practices of the AXA Group is available in the
Activity and Sustainable Development Report (hereinafter referred to as the “Activity Report”) and on the AXA Group’s website
(www.axa.com), in particular in the “Corporate Responsibility” Section. The Activity Report is available on the www.axa.com website
(www.axa.com) or upon request to the Individual Shareholders Department, 25 Avenue Matignon, 75008 Paris, France.

SOCIAL INFORMATION

As a holding company, the sole employees of AXA SA are the French members of its Management Board. Detailed information concerning their individual compensation is provided for in Part III, Section 3.2 of this Annual Report.

The provisions of the master agreement relative to the organization, scheduling and reduction of working time (accord-cadre sur l’Organisation, l’Aménagement et la Réduction du Temps de Travail) signed on February 1, 2000 do not apply to AXA SA’s employees.

The employees of AXA SA do not benefit from the Group profit-sharing agreement dated March 24, 2006 and signed by the
Group’s trade union representatives. In 2008, AXA SA’s employees did not benefit from an optional profit-sharing agreement.
AXA SA’s employees do, however, benefit from the Group Savings Plan.

To the extent that the Company’s activities are mainly that of a holding company, it has no material direct impact on local employment or regional development. It does not resort to subcontracting.

The Group is an equal opportunity employer. The diversity and equal opportunity policy of the AXA Group primarily aims at recognizing and respecting individual differences. For example, in 2008, AXA Belgium, AXA Uk and AXA Spain partnered with non-profit organizations promoting the professional integration of people with disabilities. AXA germany signed a diversity charter.
AXA France, that was already participant to such a diversity charter, was one of the first companies in 2008 to sign the Parenthood
Charter. It also participated in a nationwide campaign to facilitate the employment of youths from disadvantaged communities and joined other major companies to support employment and equal opportunity. AXA France devoted a special budget, in addition to that of general and individual pay increases, to reduce the pay gap between men and women.

In 2006, AXA’s Supervisory Board adopted a new version of its Compliance and ethics guide, available on the Group’s Intranet and its Internet website (www.axa.com). The purpose of the guide is to establish Group-wide guidelines and rules to ensure that all AXA Group companies and employees have a common understanding of applicable ethical standards and conduct business accordingly.

AXA SA plays a philanthropic role, as demonstrated by the AXA Research Fund (a partnership launched in 2007 between
AXA SA and academic circles, with a funding of €100 million over fve years) and the acquisition of several “national treasures”
(foor tiles from the Château de Polisy). More detailed information on these initiatives, and others implemented by AXA subsidiaries, is available on www.axa.com.

In addition to compliance with national law and regulations, AXA joined the United Nations’ global Compact in February 2003 and made formal commitments to comply with and promote its ten guiding principles in the areas of human rights, labor, environment and anticorruption. These principles are derived from the Universal Declaration of human Rights, the International Labour organization’s Declaration on Fundamental Principles and Rights at work, the Rio Declaration on environment and Development and the United Nations Convention against Corruption. The first chapter of the Group Compliance and ethics guide refers to those in its founding principles.

AXA is a major purchaser of products and services for the purpose of its internal operations and services provided to policyholders.
This signifcant volume of purchases, for a total value of exceeding €10 billion in 2008, opens up an additional feld of action for the Group in promoting Sustainable Development. In particular, the Group applies social and environmental criteria to select its suppliers and assess their performance. These criteria enable the Group to improve service quality and reduce certain supply

542 2008 ANNUAL REPORT

APPENDICES

chain risks. In 2008, AXA conducted, with the assistance of a specialized service provider, an in-depth analysis of the sustainable development performance of approximately ffty strategic suppliers. The goal of this analysis was to identify the main risks and give suppliers a tangible incentive to improve their practices. A new evaluation will be subsequently performed to measure their progress. In addition, in 2008, the Group Procurement department developed a grid to assess sustainable development issues for each purchasing category. Thanks to this new tool, purchasers have a detailed view of the level of risk and opportunities involved for each supplier and can prioritize their improvement plans. Finally, a “sustainable development clause” requiring suppliers to make a formal commitment to uphold ILO principles is included in 81% of Group’s contracts with suppliers in 2008.

CONSOLIDATED SOCIAL DATA

On the 31st of December, 2008, the global workforce of AXA Group was more than 210,000, representing an increase of 22%
over 2007. headcount remained fairly constant in europe, while Asia-Pacifc (primarily in China and India), continued as a growth engine in 2008 with an increase of 25% over 2007. The salaried workforce grew by 29% in the Americas (attributable primarily to the acquisition of ING Mexico).

Viewed geographically, 59% of AXA employees work in europe (vs. 63% in 2007), 27% in Asia-Pacifc (vs. 24% in 2007), 13% in
the Americas (vs. 12% in 2007), and 1 % in Africa (which remains unchanged).

The workforce is slightly younger (39 years old on average), and the proportion of men to women is relatively stable, with 51% men and 49% women. The increase of Managers in 2008 (12%) in part corrects the decrease observed in 2007 (–16%) and refects the general growth amongst experts and employees in 2007 (12%).

Whilst much of AXA Group’s growth was made through acquisitions, we continued to aggressively recruit new hires from outside the Group, with over 38000 people being recruited in 2008. The high turnover rate amongst sales professionals refects a very mobile market in Asia-Pacifc particularly in India.

The total compensation in euros remains unchanged from 2007 for two reasons: lower bonus payouts than in 2007, and the fact that all local compensation data has been converted to euro, which was stronger on average in 2008 than in 2007.

The Group’s internal mobility rate is 12% for non-sales and 7% for sales employees. The commitment to building individual and organizational capability continued in 2008. when compared to 2007, it was signifcantly higher for sales employees, with an average of nearly 10 days of training (compared to approximately 8 days last year). Average training days for non-sales employees remained relatively stable at 2.6 days.

WORKFORCE (number of persons) as at December 31	2007 data	Change 2007/2008	2008 data
Non-sales Employees	100,505	11%	111,966
Senior Executives	2,851	18%	3,369
Men	80%		80%
Women	20%		20%
Managers	18,228	25%	22,872
Excluding Managers of Agents in India (a)	16,237	12%	18,260
Men	66%		68%
Women	34%		32%
Experts & Staff	79,426	8%	85,725
Men	42%		42%
Women	58%		58%
Sales Employees (b)	19,885	20%	23,935
Men	63%		60%
Women	37%		40%
Salaried workforce	120,390	13%	135,901
Men	50%		51%
Women	50%		49%
Exclusive distributors	54,545	43%	78,143
TOTAL WORKFORCE	174,935	22%	214,044
Temporary staff
Temporary non-sales staff (c)	4,441	–1%	4,385
Average FTE (Full Time Equivalent) of temporary employees (d)	2,365	24%	2,932
PROFILE OF AXA EMPLOYEES
Average age of employees	40	–2%	39
Non-sales employees	40		39
Sales employees	39		37
Average length of service	11	–6%	10
Non-sales employees	11		11
Sales employees	7		6
Number of disabled employees (e)	1,400	9%	1,520

(a) Manager of Agent: AXA employee managing external Licensed Agents (non-salaried). For India, they are reported in the Manager category.

(b) Sales employees: employees authorized to sale insurances products and services, excluding sales managers who are not authorized to sale such products.

(c) AXA employees with fxed-term contract.

(d) Temporary staff hired through contracts with external agencies. The important growth is mostly due to Mexico, Spain and India.

(e) For confdentiality reasons pertaining to some countries, this data was not reported by all entities. It is relevant for most of the European countries, Japan,
South Korea and Mexico.

544 2008 ANNUAL REPORT

APPENDICES

CHANGES IN STAFFING LEVEL	2007 data	Change 2007/2008	2008 data
NON-SALES EMPLOYEES ON OPEN-ENDED CONTRACT
External recruitments (a)	17,311	28%	22,172
External recruitments, excl. India (b)		–12%	14,656
Fixed-term contracts transformed into open-ended contracts	1,190	4%	1,243
Departures	12,699	31%	16,642
Departures, excl. India (b)		1%	12,896
Resignations	74%		67%
Layoffs	15%		24%
Economic layoffs	54%		71%
Other departures (retirement, death, etc.)	11%		9%
Net job creation during the year (external recruitments + fxed-term to open-ended – departures)	5,802		6,773
Internal mobility rate (c)	16%		12%
Voluntary turnover rate (d)	9.8%		10%
Voluntary turnover, excl. India (b)			8%
SALES EMPLOYEES ON OPEN-ENDED CONTRACT
External recruitments (a)	9,475	60%	15,190
External recruitments, excl. India (b)		–10%	7,982
Fixed-term contracts transformed into open-ended contracts	165	30%	215
Departures	5,729	149%	14,254
Departures, excl. India (b)		20%	8,603
Resignations	85%		67%
Layoffs	12%		32%
Economic layoffs	79%		73%
Other departures (retirement, death, etc.)	3%		1%
Net job creation during the year (external recruitments + fxed-term to open-ended – departures)	3,911		1,151
Internal mobility rate (c)	5%		7%
Voluntary turnover rate (d)	26%		42%
Voluntary turnover, excl. India (b)			29%
TEMPORARY STAFF WORKFORCE
Non-sales Employees
External recruitment on fxed-term contract	5,149	–7%	4,804
Fixed-term contracts ended	3,850	–3%	3,729
Sales Employees
External recruitment on fxed-term contract	787	48%	1,161
Fixed-term contracts ended	479	37%	655

(a) Individuals recruited from outside the Group on an open-ended contract, excluding employees who joined the AXA workforce as a result of mergers and acquisitions.

(b) The AXA Group’s fgures are highly impacted by the Indian market instability.

(c) Internal mobility rate = change of function, incl. promotions + internal moves within the Group / average annual headcount.

(d) Voluntary turnover rate = total number of resignations of employees on open-ended contract / average annual headcount.

	2007 data	Change 2007/2008	2008 data
COMPENSATION
Total gross payroll for sales and non-sales employees (€)	6,950,917	–	6,930,411
Variable compensation / Total pay	18%		16%
% employees receiving stock options	4%		4%
% employees participating in SharePlan 2007	39%		26%
% capital owned by AXA employees	5.2%		5.9%
TRAINING
Average number of training days per employee
Non-sales employees (a)	2.7	–2%	2.6
Sales employees (b)	8.3	18%	9.8
% employees having attended at least one training course
Non-sales employees (a)	68%		73%
Sales employees (b)	92%		83% (c)
Allocation of training sessions per type
Non-sales employees
Managerial training (Leadership and management know-how)	16%		17%
Technical training (Technical and functional know-how)	54%		47%
Other training	30%		36%
Sales employees
Managerial training (Leadership and management know-how)	30%		5%
Technical training (Technical and functional know-how)	57%		78%
Other training	13%		18%
WORKING TIME – ABSENTEEISM
Average number of working days per year	225		228
Average number of working hours per week	37		37
% part-time non-sales employees	11%		10%
% overtime / average FTE	1.8%		1.7%
Absenteeism rate (d)	5.2%		4.6%
Due to sickness	72%		70%
Due to work-related accident	2%		2%
Due to maternity	26%		28%

(a) Calculation covers 95% of the Group’s non-sales employees in 2008, and 96% in 2007.

(b) Calculation covers 98% of the Group’s sales employees in 2008, and 98% in 2007.

(c) The calculation base in 2007 included employees with fxed-term contracts, and they have been excluded in 2008. Using this calculation base, the percentage for 2007 would be 74%.

(d) Absenteeism rate: Number of absence days (sickness, maternity, work-related accident...) / number of working days per employee and per year x the average FTE.

ENVIRONMENTAL INFORMATION

Performance targets

As a holding company, the activities of AXA SA do not signifcantly impact the environment. however, being fully aware of the environmental issues at stake, AXA has defined certain targets applicable to its main operating entities with respect to internal environmental management and sustainable development.

In this context, AXA sets quantitative key Performance Indicators (KPLs) to reduce its impact related to energy, CO2 emissions, paper and water consumption for the 2007-2009 period:

•  Power consumption (kwh/Full Time employee [FTE]): 5% reduction.

•  CO2 emissions (T eq. CO2/FTE): 5% reduction.

•  water consumption (m3/FTE): 5% reduction.

•  Paper consumption (T/FTE): 2.5% reduction.

In addition to these core objectives, AXA aims at improving electronic waste management, in particular by implementing the waste electronic and electrical equipment (weee) Directive in all AXA sites worldwide.

546 2008 ANNUAL REPORT

APPENDICES

All of these targets are monitored on a regular basis and reported on annually so that local entities can gradually implement their own action plans in order to achieve these goals.

Environmental reporting

In order to facilitate the environmental data collection process, the AXA Group developed an internal reporting tool that centralizes the collection, consolidation and analysis of Group environmental data. Although a greater number of Group companies take part in the process each year, only sites regrouping more than 50 Full-Time equivalent (FTE) employees are included in the targeted scope.
In 2008, work was done to signifcantly enlarge the scope of the environmental reporting so as to provide a more representative view of its ecological footprint; it now embraces 40 countries over fve continents. The report includes 259 operating sites, representing 98,918 FTEs in the Group, which is an increase of 29% compared to 2007. PricewaterhouseCoopers Audit, one of
AXA SA’s Statutory Auditors, reviewed the environmental reporting process (environmental Protocol, reporting tool, organization), as well as the data and collection processes of three relevant european countries. In 2008, the Group’s sustainable development team trained approximately 80% of the participating countries to environmental reporting.

In 2008, the third annual transport survey, used to help estimating the amount of CO2 emissions related to commuting from home to work, was extended to include all 40 countries in the reporting scope. environmental protection tips were provided at the same time. In addition to increasing employees’ awareness on climate change issues, this survey helps refine the Group’s estimated carbon footprint by revealing the share attributable to workplace commuting.

Reducing the AXA Group’s impact on the environment

The AXA Group is committed to reducing the “direct” impact of its activities on the environment, in particular by improving site management policies. In 2008, Group entities rolled out action plans to reduce their environmental impact with respect to water, paper, energy consumption and CO2 emissions. key performance indicators are used to monitor the results of these plans (see performance targets).

In addition to reducing its operational environmental footprint, the Group seeks to minimize its “indirect” impact on the environment by offering insurance and investment solutions to promote environment-friendly behavior. Some of the initiatives put in place pursuant to this aim in the areas of Property & Casualty insurance and asset management are described in the Activity Report and Sustainable Development and on AXA’s website www.axa.com. For example, in 2008, several AXA subsidiaries (in France,
Italy, Canada, the United kingdom, Switzerland and Belgium) offered limited mileage motor insurance policies to encourage customers to reduce their vehicle use and, therefore, their CO2 emissions.

Institutional commitments to protect the environment (2008)

•  In 2008, AXA signed “Caring for Climate: The Business Leadership Platform,” a voluntary commitment for companies that seek to demonstrate leadership in the fght against climate change. It receives the support of the United Nations global Compact, of which AXA is a signatory, the world Business Council for Sustainable Development (WBCSD) and the United Nations
environmental Programme (UNEP, of which AXA is a partner through UNEP Finance Initiative) and was designed to promote practical solutions and help infuencing public opinion as well as public authorities.

•  The AXA Group partnered with the Carbon Disclosure Project again in 2008. This international survey analyzes how major companies are responding to the effects of climate change, with the aim of improving the information provided to investors. AXA presented the results of the 2008 edition at its headquarters and co-produced the report on French companies (SBF120).

•  AXA Investment Managers, AXA’s asset management subsidiary, lent its support to an important statement on climate change signed by 152 major investors (representing assets totaling 9,000 billion dollars). The Investor Statement on a global Agreement on Climate Change asked the world leaders who met in Poznan in December 2008 to negotiate strong and ambitious agreements to succeed the kyoto Protocol and thereby send investors a clear message encouraging them to invest in the resources necessary to move to a low-carbon economy.

CONSOLIDATED ENVIRONMENTAL DATA

AXA GROUP ENVIRONMENTAL INDICATORS (a)	UNIT	2007	2008
Number of employees on site (Full-Time Equivalent, FTEs)	FTE	103,317	121,990
Net internal area (sites)	m2	2,400,504	2,487,602
POWER (sites)
Power consumption (b)	Kwh	565,899,760	627,987,507
KPI: Power consumption per person	Kwh/FTE	5,477	5,148
2007-2008 evolution			- 6%
TRANSPORTATION
Business travel: airplane and train (c)	Km	588,852,537	352,931,708
Business travel: AXA vehicle feet	Km	288,261,087	393,466,688
Home/workplace commute (round trip) (d)	Km	990,579,720	1,258,507,154
CO2 EMISSIONS (e)
CO2 emissions resulting from onsite power consumption	T eq. CO2	173,619	225,833
CO2 emissions resulting from business travel: airplane and train (c)	T eq. CO2	197,118	116,907
CO2 emissions resulting from business travel: AXA vehicle feet	T eq. CO2	57,598	77,513
KPI: CO2 emissions resulting from onsite power consumption and business travel (airplane, train, AXA vehicle feet) per person	T eq. CO2 / FTE	4.15	3.44
2007-2008 evolution			– 17%
CO2 emissions resulting from home/workplace commute	T eq. CO2	107,208	133,773
WATER
Water consumption (f)	m3	1,070,156	1,263,816
KPI: Water consumption per person	m3/FTE	10.36	10.36
2007-2008 evolution			–
PAPER
Paper consumption	T	13,583	15,337
KPI: Paper consumption per person	kg/FTE	130	126
2007-2008 evolution			– 3%
Percentage of paper recycled and/or garanteeing sustainable management	%	38	49

Change in reporting perimeter: 19 new countries and numerous new sites have been incorporated into the 2008 reporting perimeter, representing a 29% increase in FTEs covered by the reporting compared to 2007. Of note, Key Performance Indicators (KPIs) are highlighted in bold.

(a) In 2008, environmental indicators were collected for sites representing 98,918 FTEs and were then extrapolated, continent by continent, to cover all
121,990 salaried FTEs working at the AXA Group as of 31/12/2008. In 2007, this process took place on the basis of data collected from 70,197 FTEs, extrapolated to 103,317 FTEs.

(b) Electricity, natural gas, fuel, steam and other sources of energy.

(c) This data has been collected from 88,366 FTEs. The accuracy of the 2007 airplane and train data remains diffcult to estimate due to variations in the data communicated by local travel, which resulted in a signifant drop in reported travel between 2007 and 2008.

(d) Home/workplace commute estimations are based on an annual online transportation survey, issued to every AXA salaried employee. This data has been collected from 27,380 FTEs. Sites whose response rate was below 5% have been excluded from the data consolidation process.

(e) CO2 emissions estimation: as in 2007, emissions factors specifc to every country have been used for electricity, train, air and road travel. These factors are based on standards established by ADEME (Agence de l’Environnement et de la Maîtrise de l’Energie – France) and the Greenhouse Gas Protocol.

(f)  This data has been collected from 77,616 FTEs. Many sites in Asia and America are not equiped with water meters, which prevents their accurate measurement.

@ More detailed information on AXA’s environmental footprint, including its geographic distribution and trend are available on
www.axa.com in the “Corporate Responsibility” then “environment” section.

548 2008 ANNUAL REPORT

APPENDICES

APPENDIX IX

Management Board’s Report –
Correspondence table

This Document de Référence includes all the compulsory matters required to be covered in the Management Board’s Report of
AXA established pursuant to articles L.225-100 and L.225-100-2 of the French Commercial Code.

you will find below the references to the extracts of the Document de Référence corresponding to the parts of the Management
Board’s Report as approved by the Management Board of the Company.

PAGES
SECTIONS
1.	Business and trends / Earnings / Financial position and key performance indicators	47 to 116 and 450 to 470
2.	Use of financial instruments by the Company when relevant for assessing its assets and liabilities, financial position, and profits and losses	111 to 116; 206 to 227; 281 to 302 and 352 to 359
3.	Description of major risk factors and uncertainties	40 to 46; 192 to 227
4.	Acquisition of significant equity interests in companies headquartered in France	n/a
5.	Events subsequent to fiscal year end / Outlook	59;107;116;412
6.	Dividend distributions over the last three years	8
7.	Information on market and liquidity risks (interest rate, exchange rate and stock price fluctuation risk)	111 to 116;192 to 227
8.	Purchase and sale of the Company’s own shares	180
9.	Executive compensation	141 to 178
10.	Transactions involving Company stock completed in 2008 by corporate officers	175
11.	Directorships and positions held by corporate officers of the Company	121 to 128 and 132 to 137
12.	Relevant provisions in the event of a public takeover bid on the Company	423
13.	Capital ownership	181 to 183
14.	Employee shareholders	177 to 178; 184 to 185
15.	Adjustment of the rights of holders of securities with a claim on the capital of the Company	n/a
16.	Social and environmental information	542 to 548
17.	Research and development activities	n/a
EXHIBITS
18.	Table of the capital increase delegations	447 to 449
19.	Table of the Company’s financial results over the last five years	456
20.	Chairman of the Supervisory Board’s Report	432 to 440

APPENDIX X

Commission Regulation of April 29, 2004
Correspondence table

Annual Report

(Document de Référence)

filed with the AMF on March 26, 2009

	INFORMATION ITEMS – ANNEX 1 OF THE COMMISSION REGULATION N° 809/2004	Pages
1.	Person responsible	446
2.	Statutory Auditors	408
3.	Selected financial information	4 to 5
4.	Risk factors	40 to 46 and 192 to 227
5.	Information about the issuer 5.1. History and development of the issuer 5.2. Investments	9 to 11 54 to 57 and 59
6.	Business overview	18 to 35 and 47 to 51
7.	Organizational structure 7.1. Brief description of the Group 7.2. List of significant subsidiaries	.13 to 16 253 to 259
8.	Property, plants and equipment	n/a
9.	Operating and financial review	60 to 106 and 230 to 412
10.	Capital resources
10.1.     Capital resources
10.2.     Sources and amounts of cash fows
10.3.     Borrowing requirements and funding structure
10.4.     Restrictions on the use of capital resources
	10.5. Anticipated sources of funds needed	111 to 116 and 308 to 319 111 to 116; 235 to 236 and 306 to 307 111 to 116 and 337 to 341 111 to 116 111 to 116
11.	R&D, patents and licenses	n/a
12.	Trend information	59; 107 and 412
13.	Profits forecasts or estimates	n/a
14.	Administrative, Management, and Supervisory bodies and senior management
14.1.      Information on members of the Administrative, Management or Supervisory bodies
	14.2. Administrative, Management and Supervisory bodies’ conflicts of interests	118 to 138 137 and 173 to 174
15.	Remuneration and benefits 15.1. Amount of remuneration paid 15.2. Amounts set aside or accrued to provide pension, retirement or similar benefits	141 to 178 176

2008 ANNUAL REPORT

APPENDICES

16.	Board practices
16.1.      Date of expiration of the current term of office
16.2.     Information about members of the management bodies’ service contracts with the issuer or any of its subsidiaries
16.3.     Information on the Audit Committee and the Remuneration Committee
	16.4. Statement of compliance with the country of incorporation’s corporate governance regime ........................	120 and 132 129 and 137 129 to 131 118 and 439 to 440
17.	Employees 17.1. Number of employees 17.2. Shareholdings and stock options 17.3. Arrangements for involving the employees in the capital of the issuer	140 155 to 165; 173 to 175 177 to 178;184 to 185
18.	Major shareholders ...................................................................................................................................................	181 to 183
19.	Related party transactions ........................................................................................................................................	184 to 185
20.	Financial information concerning the issuer’s assets and liabilities, financial position and profits and losses
20.1.      Historical financial information *
20.2.     Pro forma financial information
20.3.     Financial statements
20.4.     Auditing of historical annual financial information
20.5.     Age of latest financial information
20.6.     Interim and other financial information
20.7.      Dividend policy
20.8.     Legal and arbitration proceedings
	20.9. Significant change in the issuer’s financial or trading position	230 to 412 n/a 230 to 236 413 to 414 and 446 443 443 228 409 to 411 59; 111 to 116 and 412
21	Additional information 21.1. Share capital 21.2. Memorandum and Articles of association ....................................................................................................	181 to 184 and 418 to 419 118; 416 to 417 and 419 to 423
22.	Material contracts .....................................................................................................................................................	n/a
23.	Third party information and statement by experts and declarations of any interest ...................................................	n/a
24.	Documents on display ..............................................................................................................................................	445
25.	Information on holdings .............................................................................................................................................	14 to 16 and 253 to 259

OTHER PERIODICAL INFORMATION REQUIRED
BY THE AMF GENERAL REGULATIONS

Annual Information Document (art.222-7)	443 to 445
Compensation paid to Statutory Auditors in 2008 and 2007 (art.222-8)	408
Description of the Company’s own share buyback program (art.241-2)	179 to 180

* Pursuant to Article 28 of Commission Regulation (EC) n° 809/2004 of April 29, 2004, the following items are incorporated by reference:

• AXA’s consolidated financial statements for the year ended December 31, 2007 and the Statutory Auditors’ report on them, respectively presented on pages 197-375 and on pages 376-377 of the Annual Report (Document de Référence), the French version of which was filed with the AMF (Autorité des
Marchés Financiers) on March 28, 2008 under reference n° D08-0156;

• AXA’s consolidated financial statements for the year ended December 31, 2006 and the Statutory Auditors’ report on them, respectively presented on pages 250-438 and on pages 439-440 of the Annual Report (Document de Référence), the French version of which was filed with the AMF (Autorité des
Marchés Financiers) on April 20, 2007 under reference n° D07-0362.

APPENDIX XI

Annual Financial Report
Correspondence table

This Document de Référence includes all the components of the Annual Financial Report (Rapport Financier Annuel) referred to in paragraph I of article L.451-1-2 of the French Monetary and Financial Code as well as in article 222-3 of the AMF general
Regulations.

You will find below the references to the extracts of the Document de Référence corresponding to the various parts of the
Annual Financial Report.

SECTIONS	PAGES
Financial statements of the Company - parent only	453 to 470
Consolidated financial statements of the Group	229 to 412
Management Board’s Report	549
Statement made by the person responsible for the Annual Financial Report	446
Report of the statutory auditors on the financial statements of the Company - parent only	471 to 472
Report of the statutory auditors on the consolidated financial statements of the Group	413 to 414
Statutory auditors’ fees	408
Report of the Chairman of the Supervisory Board on the conditions of preparation and organization of the Board’s work and on internal control procedures	432 to 440
Report of the statutory auditors on the Report of the Chairman of the Supervisory Board	441 to 442

552 2008 ANNUAL REPORT

Contacts

Readers can address any comments and questions on this document to:

Analysts and Institutional Investors	Individual Shareholders
In Paris, AXA Group	AXA Group
Financial Communication Department	Individual Shareholder Communications
25, avenue Matignon - 75008 Paris - France	25, avenue Matignon - 75008 Paris - France
Tel.: + 33(0)140 75 57 00	Tel.: + 33 (0) 1 40 75 48 43 - Fax: + 33 (0) 1 40 75 59 54
E-mail: infos.web@axa.com - Internet: www.axa.com	E-mail: actionnaires.web@axa.com - Internet: www.axa.com
In New York, AXA Financial
Financial Communication Department
1290, avenue of the Americas
New York, NY 10104 - USA
Tel.: + 1 212 314 2902 - Fax: + 1 212 707 1805

Realisation

DESIGN MEDIA

Annual Report 2008 - Document de Référence

This Annual Report is also available on the Company's website at www.axa.com.